   As filed with the Securities and Exchange Commission on February 23, 2001


                                                      REGISTRATION NO. 333-53406

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                            AMERICAN SKIING COMPANY
             (Exact Name of Registrant as Specified in its Charter)

             DELAWARE                              7990                             04-3373730
 (State or other jurisdiction of       (Primary Standard Industrial      (I.R.S. Employer Identification
  incorporation or organization)       Classification Code Number)                   Number)

                         ------------------------------

                            SUNDAY RIVER ACCESS ROAD
                              BETHEL, MAINE 04217
                                 (207) 824-8100
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                          CHRISTOPHER E. HOWARD, ESQ.
           EXECUTIVE VICE PRESIDENT AND CHIEF ADMINISTRATIVE OFFICER
                            AMERICAN SKIING COMPANY
                            SUNDAY RIVER ACCESS ROAD
                              BETHEL, MAINE 04217
                                 (207) 824-8100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

       MARK A. ROPPEL, ESQ.            CHRISTOPHER L. BENNETT, ESQ.         RICHARD S. BORISOFF, ESQ.
       SHEARMAN & STERLING              VICE PRESIDENT, LEGAL AND             PAUL, WEISS, RIFKIND,
       599 LEXINGTON AVENUE                     SECRETARY                       WHARTON & GARRISON
     NEW YORK, NEW YORK 10022        MERISTAR HOTELS & RESORTS, INC.       1285 AVENUE OF THE AMERICAS
          (212) 848-4000               1010 WISCONSIN AVENUE, N.W.           NEW YORK, NEW YORK 10019
                                          WASHINGTON, D.C. 20007                  (212) 373-3000
                                              (202) 965-4455

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger under the merger agreement described in this Registration Statement, have been satisfied or waived.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            AMERICAN SKIING COMPANY

                            SUNDAY RIVER ACCESS ROAD

                              BETHEL, MAINE 04217

[LOGO]

                                 (207) 824-8100


                               FEBRUARY 23, 2001


Dear American Skiing Stockholder:


    You are cordially invited to attend a special meeting of the stockholders of American Skiing Company to be held at the Jordan Grand Hotel, Newry, Maine 04261, on March 23, 2001 at 4:00 p.m., local time, and any adjournment or postponement of the meeting. At the special meeting you will be asked to consider, approve and adopt resolutions relating to the acquisition of MeriStar Hotels & Resorts, Inc. The board of directors of American Skiing Company has approved the merger of its wholly owned subsidiary into MeriStar Hotels & Resorts, Inc. and a recapitalization to simplify its capital structure which will occur immediately prior to the merger. As a result of the merger, MeriStar will become a wholly-owned subsidiary of American Skiing. Upon completion of the merger, American Skiing will change its name to "Doral International, Inc."



    In the merger, MeriStar stockholders will receive 1.75 shares of American Skiing common stock for each share of MeriStar common stock and associated stockholder rights that they own at the effective time of the merger. Following the merger, assuming the merger occurs on March 31, 2001, American Skiing's stockholders will hold approximately 65% of American Skiing's outstanding common stock and MeriStar's current stockholders will hold approximately 35% of the stock. Immediately prior to the merger, American Skiing will simplify its capital structure by:


    - Converting its Class A common stock, all of which is held by Mr. Leslie B. Otten, American Skiing's Chairman and Chief Executive Officer, into common stock;

    - Converting its Series A preferred stock into a new series of 14% preferred stock plus common stock;

    - Converting its Series B preferred stock into common stock; and

    - Repaying a loan of its real estate development subsidiary in the form of common stock.


Assuming that the merger is completed on March 31, 2001, the people and entities receiving shares in the recapitalization will together hold approximately 56% of American Skiing's common stock following the merger.


    At the special meeting, we will submit for approval by the stockholders of American Skiing resolutions relating to the merger and recapitalization described above. As more fully described in the attached joint proxy statement and prospectus, these matters include the issuance of new shares in the merger, the adoption of new employee benefit plans, amendment of the charter and by-laws to establish staggered terms for the board of directors and the election of a new slate of directors. Approximately 77% of the outstanding shares of American Skiing common stock, on an as-converted basis, have agreed to vote in favor of the proposals described in this joint proxy statement and prospectus. As these shareholders collectively have sufficient voting power to approve those proposals without the vote of the other stockholders, management believes that, absent an extraordinary event, approval of those proposals by American Skiing stockholders is assured. Notwithstanding the certainty of the vote, your vote at the special meeting, in person or by proxy, is important to American Skiing and I urge you to complete, date, sign and promptly return the enclosed proxy card in the enclosed prepaid envelope to ensure that your shares will be represented at the special meeting.


    This joint proxy statement and prospectus contains detailed information about the proposals relating to the merger and the recapitalization, and we urge you to read it carefully. IN PARTICULAR, YOU SHOULD READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 23 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE PROPOSED TRANSACTIONS. In addition, you may obtain additional information about American Skiing and MeriStar from documents that each has filed with the Securities and Exchange Commission.


    THE BOARD OF DIRECTORS OF AMERICAN SKIING, OTHER THAN MEMBERS WHO VOLUNTARILY RECUSED THEMSELVES FROM VOTING, HAS UNANIMOUSLY DETERMINED, BASED IN PART ON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF ITS BOARD OF DIRECTORS, THAT THE TRANSACTIONS RELATING TO THE MERGER AND RECAPITALIZATION, INCLUDING THE PROPOSALS DESCRIBED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS, ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, AMERICAN SKIING AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE AMERICAN SKIING STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF EACH OF THE PROPOSALS DESCRIBED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS.

    Thank you for your cooperation.


                                          Very truly yours,

                                          /s/ Leslie B. Otten


                                          Leslie B. Otten
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE PROPOSALS DESCRIBED ABOVE OR DETERMINED THAT THIS JOINT PROXY STATEMENT AND PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    This joint proxy statement and prospectus is dated February 23, 2001, and is first being mailed to stockholders on or about February 26, 2001.

[LOGO]


                        MERISTAR HOTELS & RESORTS, INC.

                               ------------------
                          1010 WISCONSIN AVENUE, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 965-4455
                            ------------------------

                                                               February 23, 2001


Dear Stockholder:


    You are cordially invited to attend a special meeting of the stockholders of MeriStar Hotels & Resorts, Inc. to be held at the Hilton Crystal City Hotel, 2399 Jefferson Davis Highway, Arlington, Virginia 22202, on March 26, 2001 at 9:00 a.m., local time, and any adjournment or postponement of the meeting. At the special meeting you will be asked to consider, approve and adopt a merger agreement providing for a merger of a wholly-owned subsidiary of American Skiing Company, a Delaware corporation, with and into MeriStar and the other transactions contemplated by that merger agreement. Upon the completion of the merger, MeriStar will become a wholly-owned subsidiary of American Skiing, and American Skiing will change its name to "Doral International, Inc." The shares of Doral common stock issuable in connection with the merger will be listed on the NYSE under the symbol "SKI". If the merger is completed, you will receive
1.75 shares of Doral common stock for each share of MeriStar common stock and the associated right to purchase shares of MeriStar's Series A junior participating preferred stock that you own. (See page 68).


    Approval of the merger proposal requires the affirmative vote of:

    - A majority of the outstanding shares of MeriStar common stock; and

    - A majority of the votes cast at the special meeting other than those cast by Oak Hill Capital Partners, L.P. and parties related to it.


    Only stockholders of record at the close of business on February 21, 2001 are entitled to notice of the special meeting and may vote at the special meeting.


    UNDER DELAWARE LAW, YOU DO NOT HAVE DISSENTERS' RIGHTS OF APPRAISAL WITH RESPECT TO THE MERGER.

    THE BOARD OF DIRECTORS OF MERISTAR, OTHER THAN THE MEMBERS WHO HAVE RECUSED THEMSELVES VOLUNTARILY FROM THE VOTING UPON AND CONSIDERATION OF THE PROPOSALS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF MERISTAR COMMON STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT.


    PLEASE REVIEW CAREFULLY THE ENTIRE JOINT PROXY STATEMENT AND PROSPECTUS. YOU SHOULD CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 23 BEFORE VOTING. IN ADDITION, YOU MAY OBTAIN ADDITIONAL INFORMATION ABOUT MERISTAR AND AMERICAN SKIING FROM DOCUMENTS THAT EACH HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.



    If you have any questions prior to the special meeting or need further assistance, please call our proxy solicitor, MacKenzie Partners, Inc., at
(212) 929-5500.


    Thank you for your cooperation.

                                          Very truly yours,


                                          /s/ Paul W. Whetsell

                                          Paul W. Whetsell
                                          CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                          OF THE BOARD

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY IT OR DETERMINED THAT THIS JOINT PROXY STATEMENT AND PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    This joint proxy statement and prospectus is dated February 23, 2001, and is first being mailed to stockholders on or about February 26, 2001.

                            AMERICAN SKIING COMPANY
                            SUNDAY RIVER ACCESS ROAD
                              BETHEL, MAINE 04217
                                 (207) 824-8100
                             ---------------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 23, 2001

                             ---------------------

To the Stockholders of American Skiing Company:


    NOTICE IS GIVEN that a special meeting of the stockholders of American Skiing Company will be held at the Jordan Grand Hotel, Newry, Maine 04261, on March 23, 2001, at 4:00 p.m., local time. The board of directors of American Skiing asks you to attend this meeting, in person or by proxy, for the following purposes:



    1. To consider and approve the issuance of shares of American Skiing common stock in connection with the merger. (See page 68).



    2.  To consider and adopt new employee benefit plans. (See page 69).



    3. To consider, approve and adopt a proposal to amend and restate the certificate of incorporation and bylaws of American Skiing as provided in the merger agreement which provides for, among other things, a board with three classes of directors with staggered three-year terms, an increase in the authorized number of shares of capital stock to 300 million, of which 299 million will be common stock and 1 million will be preferred stock, and the renaming of American Skiing as "Doral International, Inc." (See page 170).



    4.  To elect a new board of directors. (See page 99).


    5. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.


The proposal relating to amendment of the certificate of incorporation under clause 3 above requires the affirmative vote of the holders of a majority of the outstanding shares of American Skiing common stock on an as-converted basis. Approval of all other proposals requires a majority of votes cast at the special meeting.



    Approval of all the proposals listed above is a condition to closing of the merger. Therefore, if you vote against any one of the proposals, this could have the effect of a vote against the other proposals and the merger. Should any of these proposals not be approved by a vote of the stockholders at the special meeting, or if the stockholders of MeriStar vote against the merger at MeriStar's special meeting, then both parties will be entitled to terminate the merger agreement. If for this or any other reason the merger is not consummated, none of the above proposals will be adopted. In that event, the board of directors and capitalization of American Skiing would remain as they were before the special meeting.


    Approximately 77% of the outstanding shares of American Skiing common stock, on an as-converted basis, have agreed to vote in favor of the proposals described in this joint proxy statement and prospectus. As these stockholders collectively have sufficient voting power to approve those proposals without the vote of the other stockholders, your management believes that, absent an extraordinary event, approval of those proposals by American Skiing stockholders is assured.

    In addition, the recapitalization and amendments to the American Skiing certificate of incorporation which relate to the recapitalization and are contemplated by the merger agreement require the affirmative votes of holders of a majority of American Skiing's Series A preferred stock, voting as a single class, and the affirmative votes of holders of a majority of American Skiing's Series B preferred stock, voting as a single class. All of the holders of the Series A and Series B preferred stock have agreed to vote in favor of those proposals.

    THE BOARD OF DIRECTORS OF AMERICAN SKIING, OTHER THAN MEMBERS WHO VOLUNTARILY RECUSED THEMSELVES FROM VOTING, HAS UNANIMOUSLY DETERMINED, BASED IN PART ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF ITS BOARD OF DIRECTORS, THAT THE TRANSACTIONS RELATING TO THE MERGER AND RECAPITALIZATION, INCLUDING THE PROPOSALS DESCRIBED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS, ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, AMERICAN SKIING AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE AMERICAN SKIING STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF EACH OF THE PROPOSALS DESCRIBED ABOVE.

    Only stockholders of record at the close of business on February 21, 2001 are entitled to notice of the special meeting and to vote at the meeting. A list of stockholders entitled to vote as of the close of business on February 21, 2001 will be available at the special meeting for examination by any stockholder or the stockholder's attorney or agent. Please note that, by delivering a proxy to vote at the special meeting, you are also granting a proxy voting in favor of any adjournments or postponements of the special meeting.


    We cordially invite you to attend the special meeting in person because it is important that your shares be represented at the meeting. However, to ensure your representation at the special meeting, please sign, date and return the enclosed proxy card in the accompanying postage-paid envelope as promptly as possible. If you attend the meeting, you may vote in person, which will revoke a signed proxy if you have already sent one in. You may also revoke your proxy at any time before the meeting by filing a written revocation with the Secretary of American Skiing at the address set forth above or by filing a duly executed proxy bearing a later date.

                                          By the Order of the Board of Directors
                                          of American Skiing Company,


                                          /s/ Christopher E. Howard

                                          Christopher E. Howard
                                          SECRETARY

                          YOUR VOTE IS VERY IMPORTANT.
             WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING,
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                        MERISTAR HOTELS & RESORTS, INC.
                           1010 WISCONSIN AVENUE, NW
                              WASHINGTON, DC 20007
                                 (202) 965-4455
                             ---------------------


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 26, 2001

                             ---------------------


    NOTICE IS GIVEN that a special meeting of the stockholders of MeriStar Hotels & Resorts, Inc. will be held at the Hilton Crystal City Hotel, 2399 Jefferson Davis Highway, Arlington, Virginia 22202, on March 26, 2001, at 9:00 a.m., local time. The board of directors asks you to attend this meeting, in person or by proxy, for the following purposes:



    1. To consider, approve and adopt a merger agreement providing for the merger of a wholly-owned subsidiary of American Skiing Company with and into MeriStar and the other transactions contemplated by that merger agreement. Upon completion of the merger, MeriStar will become a wholly-owned subsidiary of American Skiing, and American Skiing will change its name to "Doral International, Inc." (See page 68).


    2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

    Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of MeriStar common stock and of a majority of the votes cast at the special meeting other than those cast by Oak Hill Capital Partners, L.P. and parties related to it.

    AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS, OTHER THAN THE MEMBERS WHO HAVE RECUSED THEMSELVES VOLUNTARILY FROM THE VOTING UPON AND CONSIDERATION OF THE PROPOSALS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF MERISTAR COMMON STOCK VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT.


    Only stockholders of record at the close of business on February 21, 2001, are entitled to notice of the special meeting and to vote at the meeting. A list of stockholders entitled to vote as of the close of business on February 21, 2001 will be available at the special meeting for examination by any stockholder or the stockholder's attorney or agent. Please note that, by delivering a proxy to vote at the special meeting, you are also granting a proxy voting in favor of any adjournments or postponements of the special meeting.


    We cordially invite you to attend the special meeting in person because it is important that your shares be represented at the meeting. However, to ensure your representation at the special meeting, please sign, date and return the enclosed proxy card in the accompanying postage-paid envelope as promptly as possible. If you attend the meeting, you may vote in person, which will revoke a signed proxy if you have already sent one in. You may also revoke your proxy at any time before the meeting by filing a written revocation with the Secretary of MeriStar at the address set forth above or by filing a duly executed proxy bearing a later date.

                                          By the Order of the Board of Directors
                                          of MeriStar Hotels & Resorts, Inc.,


                                          /s/ Christopher L. Bennett

                                          Christopher L. Bennett
                                          SECRETARY

                          YOUR VOTE IS VERY IMPORTANT.
             WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING,
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1

SUMMARY.....................................................      5
  The Companies.............................................      5
  The Combined Company......................................      5
  American Skiing Company...................................      7
  MeriStar Hotels & Resorts, Inc............................      7
  The Merger and Merger Agreement...........................      7
  Summary of the Merger.....................................      7
  Results of the Merger and Related Transactions............      7
  Recapitalization..........................................      8
  Treatment of Stock Options and Employee Benefit Plans.....      8
  Voting Agreements.........................................      9
  Factors Considered by American Skiing in Relation to the
    Merger..................................................      9
  Recommendations to American Skiing Stockholders...........     10
  Opinion of Financial Advisor to the American Skiing
    Special Committee.......................................     10
  Factors Considered by MeriStar in Relation to the
    Merger..................................................     11
  Recommendation to MeriStar Stockholders...................     11
  Opinion of MeriStar's Financial Advisor...................     12
  Interests of Some Persons in the Merger May be Different
    from Yours..............................................     12
  Dissenters' Rights of Appraisal...........................     13
  Conditions to the Merger..................................     13
  Termination of the Merger Agreement.......................     14
  Non-Solicitation of Competing Transactions................     14
  Interim Operations Covenants..............................     15
  Payment of Termination Fees and Expenses..................     15
  Income Tax Consequences of the Merger.....................     15
  Stock Exchange Listing....................................     15
  Anticipated Accounting Treatment..........................     15
  Comparison of Stockholders Rights.........................     15

RECENT DEVELOPMENTS.........................................     16

SUMMARY HISTORICAL FINANCIAL DATA...........................     17
  Summary Historical Financial Data of American Skiing......     17
  Summary Historical Financial Data of MeriStar.............     18
  Summary Unaudited Pro Forma Condensed Combined Financial
    Information.............................................     19
  Unaudited Comparative Per Share Information...............     21
  Comparative Per Share Market Price Information............     22

RISK FACTORS................................................     23
  Risk Factors Related to Doral.............................     23
  Risk Factors Related to the Business Currently Operated by
    American Skiing.........................................     28
  Risk Factors Related to the Business Currently Operated by
    MeriStar................................................     30

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........     35

THE AMERICAN SKIING SPECIAL MEETING.........................     36
  General...................................................     36
  Matters to be Considered at the Special Meeting; Required
    Votes...................................................     36
  Record Date; Quorum; Shares Outstanding and Entitled to
    Vote....................................................     37

                                                                PAGE
                                                              --------
  Security Ownership of Management..........................     37
  Voting and Recapitalization Agreement.....................     37
  Voting of Proxies.........................................     38
  Revocation of Proxies.....................................     38
  Solicitation of Proxies...................................     39
  Stockholder Proposals.....................................     39
  Dissenters' Rights of Appraisal...........................     39

THE MERISTAR SPECIAL MEETING................................     40
  General...................................................     40
  Matters to be Considered at the Special Meeting...........     40
  Record Date; Quorum; Required Vote; Shares Outstanding and
    Entitled to Vote........................................     40
  Security Ownership of Management..........................     40
  Voting Agreement..........................................     41
  Voting of Proxies.........................................     41
  Revocation of Proxies.....................................     41
  Solicitation of Proxies...................................     42
  Stockholder Proposals.....................................     42
  Dissenters' Rights of Appraisal...........................     42

THE MERGER..................................................     43
  Background of the Merger..................................     43
  Factors Considered by American Skiing in Relation to the
    Merger; Recommendations of American Skiing's Board of
    Directors and its Special Committee.....................     47
  Factors Considered by MeriStar in Relation to the Merger;
    Recommendation of the Board of Directors of MeriStar....     49
  Opinion of Financial Advisor to the American Skiing
    Special Committee.......................................     51
  Opinion of MeriStar's Financial Advisor...................     58
  Federal Income Tax Consequences to the Holders of MeriStar
    Common Stock............................................     63
  Accounting Treatment......................................     63
  Dividend Policy...........................................     63
  Interests of Certain Persons in the Merger................     64
  Regulatory Approvals......................................     67
  Stock Exchange Listing....................................     67
  Federal Securities Laws Consequences......................     67

THE MERGER AGREEMENT AND THE RECAPITALIZATION OF AMERICAN
  SKIING....................................................     68
  General...................................................     68
  Conversion of Securities..................................     68
  Recapitalization of American Skiing.......................     68
  Treatment of Stock Options and Other Employee Benefit
    Plans...................................................     69
  Exchange of New Stock Certificates........................     70
  Representations and Warranties............................     70
  Certain Covenants.........................................     71
  Conditions to the Merger..................................     76
  Termination of the Merger Agreement.......................     78
  Expenses and Termination Fees.............................     79

DESCRIPTION OF RELATED AGREEMENTS...........................     80
  Agreements Signed Concurrently with the Merger
    Agreement...............................................     80
  Registration Rights Agreement.............................     81

                                                                PAGE
                                                              --------
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES......     82

MARKET PRICE AND DIVIDEND POLICY............................     84
  American Skiing...........................................     84
  MeriStar..................................................     85

DORAL UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.....     86
  Doral Unaudited Pro Forma Combined Balance Sheet As of
    October 29, 2000........................................     88
  Doral Unaudited Pro Forma Combined Statement of Operations
    for the Three Months Ended October 29, 2000.............     94
  Doral Unaudited Pro Forma Combined Statement Of Operations
    for the Year Ended July 30, 2000........................     95
  Doral Notes to Unaudited Pro Forma Condensed Consolidated
    Financial Statements....................................     96

MANAGEMENT OF DORAL AFTER THE MERGER........................     99
  Directors, Executive Officers and Other Key Employees.....     99
  Executive Compensation....................................    102
  Director Compensation.....................................    105
  Employment Agreements.....................................    105
  Doral Benefit Plans.......................................    107

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS........    113
  American Skiing...........................................    113
  MeriStar..................................................    115

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN
  SKIING....................................................    116

SUPPLEMENTARY FINANCIAL INFORMATION OF AMERICAN SKIING......    118

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF AMERICAN SKIING..............    119
  Liquidity and Capital Resources...........................    119
  Changes in Results from Operations........................    125
  The 13 Weeks Ended October 29, 2000 Compared to the
    13 Weeks Ended October 24, 1999.........................    125
  Fiscal Year Ended July 30, 2000 Compared with Fiscal Year
    Ended July 25, 1999.....................................    127
  Fiscal Year 1999 Compared with Fiscal Year 1998...........    129
  Quantitative and Qualitative Disclosures about Market
    Risk....................................................    131

BUSINESS OF AMERICAN SKIING.................................    133
  Resort Operating Strategy.................................    139
  Seasonality...............................................    140
  Mountainside Real Estate Development......................    140
  Real Estate Development Program...........................    142
  Alpine Resort Industry....................................    142
  Competition...............................................    144
  Employees and Labor Relations.............................    144
  Government Regulation.....................................    144
  Systems and Technology....................................    145
  Legal Proceedings.........................................    145

DESCRIPTION OF ASC MERGER SUB, INC..........................    146

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
  MERISTAR..................................................    147

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF MERISTAR.....................    148
  General...................................................    148

                                                                PAGE
                                                              --------
  Financial Condition.......................................    149
  Results of Operations.....................................    150
  Year Ended December 31, 1999 Compared to Year Ended
    December 31, 1998.......................................    152
  Year Ended December 31, 1998 Compared to Year Ended
    December 31, 1997.......................................    153
  Liquidity and Capital Resources...........................    154
  Quantitative And Qualitative Disclosures About Market
    Risk....................................................    155

BUSINESS OF MERISTAR........................................    156
  Business Segments.........................................    156
  Hotel Operations..........................................    157
  Expansion Strategy........................................    157
  Operating Strategy........................................    158
  Management Agreements.....................................    162
  Corporate Housing.........................................    163
  Accommodations and Services...............................    164
  Sales and Marketing.......................................    165
  Expansion into Related Sectors of the Hospitality
    Industry................................................    165
  The Operating Partnership.................................    166
  Employees.................................................    166
  Franchises................................................    166
  Governmental Regulation...................................    166
  Competition...............................................    168
  Properties................................................    168
  Legal Proceedings.........................................    169

COMPARISON OF THE RIGHTS OF HOLDERS OF AMERICAN SKIING
  COMMON STOCK, MERISTAR COMMON STOCK AND DORAL COMMON
  STOCK.....................................................    170
  Authorized Capital Stock..................................    170
  Dividend Rights...........................................    171
  Preemptive Rights.........................................    171
  Liquidation Rights........................................    171
  Voting Rights of Stockholders.............................    172
  Stockholder Action by Written Consent.....................    172
  Special Meetings of Stockholders..........................    172
  Amendment of the Certificate of Incorporation and
    Bylaws..................................................    173
  Number and Classification of the Board of Directors.......    174
  Quorum for Director Meetings..............................    176
  Indemnification of Directors and Officers and Limitation
    of Liability............................................    176
  Voting With Respect to Certain Business Combinations......    177
  Required Vote for Authorization of Fundamental Corporate
    Transactions............................................    177
  Transfer Restrictions.....................................    178

DESCRIPTION OF THE CAPITAL STOCK OF DORAL...................    179
  General...................................................    179
  Common Stock..............................................    179
  Preferred Stock...........................................    179
  Special Provisions of the Certificate of Incorporation....    179
  Transfer Agent and Registrar..............................    180
  Section 203 of the Delaware General Corporation Law.......    180
  Indemnification Provisions................................    180
  New 14% Preferred Stock...................................    181

                                                                PAGE
                                                              --------
INFORMATION REGARDING BENEFICIAL OWNERSHIP OF MANAGEMENT AND
  PRINCIPAL STOCKHOLDERS OF AMERICAN SKIING.................    183
  Security Ownership of Directors and Officers of American
    Skiing..................................................    183
  Information as to 5% or Larger Stockholders...............    185

INFORMATION REGARDING BENEFICIAL OWNERSHIP OF MANAGEMENT AND
  PRINCIPAL STOCKHOLDERS OF MERISTAR........................    186
  Information as to Directors and Officers of MeriStar and
    5% or Larger Shareholders...............................    186

INFORMATION REGARDING BENEFICIAL OWNERSHIP OF MANAGEMENT AND
  CERTAIN STOCKHOLDERS OF DORAL.............................    187

LEGAL MATTERS...............................................    190

EXPERTS.....................................................    190

WHERE YOU CAN FIND MORE INFORMATION.........................    190

INDEX TO FINANCIAL STATEMENTS...............................    F-1

APPENDIX A--THE MERGER AGREEMENT

APPENDIX B--THE AMERICAN SKIING VOTING AND RECAPITALIZATION
  AGREEMENT

APPENDIX C--THE MERISTAR VOTING AGREEMENT

APPENDIX D--OPINION OF DONALDSON, LUFKIN & JENRETTE
  SECURITIES CORPORATION

APPENDIX E--OPINION OF SALOMON SMITH BARNEY INC.

APPENDIX F--FORM OF NEW DORAL INCENTIVE PLAN

APPENDIX G--FORM OF NEW DORAL NON-EMPLOYEE DIRECTORS'
  INCENTIVE PLAN

APPENDIX H--FORM OF NEW DORAL STOCK PURCHASE PLAN

APPENDIX I--DORAL INTERNATIONAL UNAUDITED PRO FORMA COMBINED
  STATEMENT OF OPERATIONS FOR THE TWELVE MONTHS ENDED
  OCTOBER 29, 2000

APPENDIX J--AMENDMENT TO MERGER AGREEMENT

APPENDIX K--UNAUDITED STATEMENT OF OPERATIONS OF MERISTAR
  FOR THE YEAR ENDED AND THE THREE MONTHS ENDED DECEMBER 31,
  2000

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT ARE THE PROPOSED TRANSACTIONS?

A: The merger is a transaction in which a wholly-owned subsidiary of American
    Skiing will be merged with and into MeriStar, and MeriStar will become a wholly-owned subsidiary of American Skiing. Immediately prior to the merger, American Skiing will be recapitalized. American Skiing will be renamed "Doral International, Inc." after the merger. The Chairman of Doral will be Mr. Leslie B. Otten, the current Chairman and Chief Executive Officer of American Skiing. The Chief Executive Officer of Doral will be Mr. Paul W. Whetsell, the current Chairman and Chief Executive Officer of MeriStar.

Q: WHAT WILL I RECEIVE IN THE MERGER?


A: MERISTAR STOCKHOLDERS: You will be entitled to receive 1.75 shares of American Skiing common stock for each share of MeriStar common stock and the associated right to purchase shares of MeriStar Series A junior participating preferred stock issued under MeriStar's stockholder rights plan that you own.


    AMERICAN SKIING COMMON STOCKHOLDERS: You will continue to hold the American Skiing common stock you currently own.

Q: WHAT WILL OCCUR IN THE RECAPITALIZATION OF AMERICAN SKIING?

A: A recapitalization of American Skiing will occur to simplify its capital structure immediately prior to the merger.

    In the recapitalization, assuming the merger is completed on March 31, 2001:

    - Mr. Leslie Otten, American Skiing's Chairman and Chief Executive Officer and the holder of all of the issued and outstanding shares of American Skiing Class A common stock, will convert those shares into American Skiing common stock on a one-to-one basis;

    - Holders of the American Skiing Series A preferred stock will convert those shares into shares of a new series of American Skiing 14% preferred stock and approximately 4.9 million shares of American Skiing common stock;

    - Holders of the American Skiing Series B preferred stock will convert those shares into approximately 74.9 million shares of American Skiing common stock; and

    - $13.0 million of loans to American Skiing's real estate development subsidiary will be repaid in the form of approximately 6.0 million shares of American Skiing common stock.

Q: WHAT WILL BE THE EQUITY CAPITALIZATION OF DORAL?


A: Doral's authorized capital stock will consist of 299 million shares of common stock, par value $0.01 per share, and 1 million shares of serial preferred stock, par value $0.01 per share, of which 60,000 shares will be shares of the new 14% preferred stock. Assuming completion of the merger on March 31, 2001, Doral will have approximately 179.3 million shares of common stock outstanding.


Q: WHAT STOCKHOLDER APPROVALS ARE NEEDED?


A: MERISTAR: The merger proposal must be approved by a majority of the outstanding shares of MeriStar common stock and a majority of votes cast at the special meeting other than those cast by Oak Hill Capital Partners, L.P. and some parties related to it. Oak Hill Capital Partners, L.P. and those parties, who, as of February 21, 2001 held approximately 17% of the outstanding shares of MeriStar common stock, have entered into an agreement to vote their shares in favor of the merger proposal.



    AMERICAN SKIING: The proposal relating to amendment of the certificate of incorporation requires the affirmative vote of the holders of a majority of the outstanding shares of American Skiing common stock, including the preferred stock voting with the common stock on an as-converted basis. In addition, the approval of the holders of a majority of the outstanding shares of Series A preferred stock, voting as a single class, and the approval of the holders of a majority of the outstanding shares of Series B preferred stock, voting as a single class, is required for the amendment and restatement of the certificate of incorporation in connection with the recapitalization. The holders of the Class A common stock, the Series A preferred stock and the Series B preferred stock have entered into a voting and recapitalization agreement under which they have agreed to vote their shares in favor of the merger proposals, including the proposals requiring class votes by the holders of the Series A preferred stock and the Series B preferred stock. The stockholders of American Skiing who are parties to the voting and recapitalization agreement held, as of February 21, 2001, approximately 80% of the outstanding shares of American Skiing common stock on an as-converted basis. Therefore, absent an extraordinary event, American Skiing management believes that approval of the proposals described in this joint proxy statement and prospectus is assured. Approval of all the proposals described in this proxy statement and prospectus is a condition to closing of the merger. Should any of these proposals not be approved by a vote of the stockholders at the Special Meeting, or if the stockholders of MeriStar vote against the merger at MeriStar's Special Meeting, then both parties will be entitled to terminate the merger agreement. If for this or any other reason the merger is not consummated, none of the above proposals will be adopted. In that event, the board of directors and capitalization of American Skiing would remain as they were before the Special Meeting.


Q: WHAT PERCENTAGE OF DORAL'S COMMON STOCK WILL BE HELD BY FORMER MERISTAR
    STOCKHOLDERS AFTER THE MERGER?


A: Assuming the merger is completed on March 31, 2001, the MeriStar stockholders will hold approximately 35% of Doral's outstanding shares of common stock.


Q: WHAT PERCENTAGE OF DORAL'S COMMON STOCK WILL BE HELD BY AMERICAN SKIING'S
    COMMON STOCKHOLDERS?


A: Assuming the merger is completed on March 31, 2001, the current American
    Skiing stockholders will hold approximately 65% of Doral's outstanding shares of common stock. Oak Hill Capital Partners, L.P., the principal stockholder of each of American Skiing and MeriStar, together with parties related to it, will own approximately 51% of Doral.


Q: HAS SOMEONE DETERMINED THE TRANSACTIONS ARE IN MY BEST INTERESTS?

A: MERISTAR: The MeriStar board of directors has determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MeriStar and its stockholders. The MeriStar board of directors, other than the members who have recused themselves voluntarily from the voting upon and consideration of the proposals, has unanimously approved the merger agreement and the transactions contemplated by it.

    AMERICAN SKIING: The American Skiing board of directors, other than members who voluntarily recused themselves from voting, has unanimously determined, based in part on the recommendation of a special committee of the board of directors, that the transactions relating to the merger and recapitalization, including the proposals described in this joint proxy statement and prospectus, are advisable and fair to, and in the best interests of, American Skiing and its stockholders.

Q: DO I HAVE DISSENTERS' RIGHTS OF APPRAISAL WITH RESPECT TO THE TRANSACTIONS?

A: No. Under Delaware law, American Skiing and MeriStar stockholders do not have dissenters' rights of appraisal with respect to the merger.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE TRANSACTIONS TO ME?

A: MERISTAR STOCKHOLDERS: The merger will be structured as a tax free reorganization under section 368(a) of the Internal Revenue Code. As a result, except for cash paid instead of fractional shares, U.S. holders of MeriStar common stock will not realize any taxable gain for U.S. federal income tax purposes as a result of the merger. Each MeriStar stockholder's tax basis and holding period with respect to the shares of American Skiing common stock it will receive in the merger will be the same as that for the shares of MeriStar common stock that will be surrendered in exchange for the American Skiing common stock.

   AMERICAN SKIING COMMON STOCKHOLDERS: There will be no tax consequences to you as a result of the merger.

Q: WHEN DO YOU EXPECT THE TRANSACTIONS TO BE COMPLETED?

A: American Skiing and MeriStar plan to complete the transactions as soon as possible after the special meetings, subject to the satisfaction or waiver of the other conditions to the transactions. Although they cannot predict when these conditions will be satisfied, American Skiing and MeriStar hope to complete the transactions during the first calendar quarter of 2001.

Q: WHAT DO I NEED TO DO NOW?

A: You should carefully read and consider the information contained in this joint proxy statement and prospectus, including its appendices. It contains important information about Doral, American Skiing and MeriStar. It also contains important information about what the boards of directors of American Skiing and MeriStar considered in evaluating the transactions.

    You should then complete and sign your proxy card and return it in the enclosed return envelope as soon as possible, so that your shares will be represented at your company's special meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger and the other proposals.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You can change your vote at any time before your proxy is voted at the applicable meeting. You can do this in one of three ways:

    - First, you can send a written notice stating that you revoke your proxy to American Skiing at the address listed below if you are an American Skiing stockholder or to MeriStar at the address listed below if you are a MeriStar stockholder;

    - Second, you can complete and submit a new proxy card, dated a later date than the first proxy card and send it to American Skiing or MeriStar, as the case may be. The new proxy card will automatically replace any earlier dated proxy card that you returned; or

    - Third, you can attend the appropriate special meeting and vote in person.

    Your attendance at your special meeting will not, however, by itself revoke your proxy.

    You should send any notice of revocation or your completed new proxy card to American Skiing or MeriStar, as the case may be, to the following addresses:

    AMERICAN SKIING COMPANY
    Sunday River Access Road
    Bethel, Maine 04217
    Attention: Christopher E. Howard

    MERISTAR HOTELS & RESORTS, INC.
    1010 Wisconsin Avenue, N.W.
    Washington, D.C. 20007
    Attention: Christopher L. Bennett

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE FOR
    ME?

A: No. Your broker can vote your shares only if you instruct your broker to vote by following the directions provided to you by your broker. Your failure to instruct your broker on how to vote your shares will be the equivalent of voting against the proposed merger and related transactions.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: MERISTAR STOCKHOLDERS: No. After the merger is completed, the exchange agent will send you written instructions for exchanging your stock certificates.

    AMERICAN SKIING COMMON STOCKHOLDERS: No. You will keep the certificates you own. Although the name of the company will be changed, there is no need to exchange your existing stock certificates.

Q: WHOM SHOULD I CALL WITH QUESTIONS ABOUT THE PROPOSALS?

A: If you are an American Skiing stockholder you should contact:


    Erik Preusse
    Senior Financial Analyst-Strategic Planning and Investor Relations
    Telephone: (207) 824-8140


    If you are a MeriStar stockholder you should contact:

    Melissa Thompson
    Director, Corporate Communications
    Telephone: (202) 295-2228

Q: WHERE CAN I GET MORE INFORMATION?


A: You may obtain more information from various sources, as set forth under "Where You Can find More Information" on page 190.

                                    SUMMARY


    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS JOINT PROXY STATEMENT AND PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE JOINT PROXY STATEMENT AND PROSPECTUS, INCLUDING THE APPENDICES AND THE OTHER DOCUMENTS TO WHICH WE REFER YOU. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 190. PAGE REFERENCES HAVE BEEN INCLUDED PARENTHETICALLY TO DIRECT YOU TO MORE COMPLETE DESCRIPTIONS OF THE TOPICS PRESENTED IN THIS SUMMARY. PLEASE NOTE THAT THE TERM "DORAL" REFERS TO AMERICAN SKIING COMPANY AFTER THE MERGER IS COMPLETED AND ITS NAME HAS CHANGED TO "DORAL INTERNATIONAL, INC."


                                 THE COMPANIES

THE COMBINED COMPANY

    The proposed merger combines American Skiing's internationally recognized assets with MeriStar's diverse hospitality management expertise to form the nation's first major year-round destination resort and conference center brand. Doral International, Inc. will be an international four-season resort and hospitality management company focused on specific segments of the leisure, lodging and corporate housing business where we can achieve a position as a market leader. We will operate, own and develop Doral-branded, year-round mountain, beach and golf resorts, vacation villages and conference centers. In addition, we will manage upscale hotels for third-party owners and operate corporate housing under our proprietary BridgeStreet accommodations brand. MeriStar has also, effective January 1, 2000, transferred some hotel operating assets and liabilities to MeriStar Hospitality in response to changes to the federal tax laws effective as of January 1, 2000. After giving effect to the merger and that transfer, we will have:


    - More than $1.2 billion of pro forma total assets as of October 29, 2000;



    - Approximately $738 million of pro forma revenues, approximately
      $27 million of pro forma loss from continuing operations available to common stockholders and approximately $77 million of adjusted EBITDA for the year ended July 30, 2000; and



    - Based on the stock price of American Skiing on February 21, 2001 an equity market capitalization of approximately $265 million and a total capitalization, including debt and preferred stock, of approximately
      $872 million.


    We will have four major business units:

    - DORAL LEISURE will specialize in operating year-round resorts and will include 23 upscale destination resorts, which will consist of Doral branded resorts and independent resorts, four conference centers and 15 golf courses. Our products and services will include resort hotels, executive conference centers, skiing and snowboarding facilities, golf courses, spas, restaurants and retail outlets. Doral Leisure also will operate our well-recognized golf and skiing schools, featuring a proprietary instructional curriculum.


    - HOTEL MANAGEMENT will focus on managing upscale, full-service hotels under a wide variety of franchise flags. We will continue to manage 106 hotels owned by MeriStar Hospitality Corporation, the nation's third largest hotel real estate investment trust. Doral will be the nation's largest independent operator of hotels, with a management portfolio of 269 properties in the United States, Canada and the Caribbean.

    - INTERNATIONAL CORPORATE HOUSING will operate under the BridgeStreet Accommodations brand, with more than 3,700 units in the United States, Canada and Europe. Currently the world's third largest provider of corporate housing, BridgeStreet Accommodations serves a broad cross-section of major international corporations, including many "Fortune 500" companies, with facilities in the United States, Canada and Europe.


    - REAL ESTATE DEVELOPMENT will focus on the development and sale of vacation ownership interests at our premium resort destinations.

    Our business strategy will include:

    - Leveraging our position as the nation's first major year-round destination resort and conference center brand by offering first-class service at each Doral destination, creating a distinct Doral brand identity;

    - Establishing and maintaining service and product standards that assure a consistent quality of experience throughout all Doral-branded resorts;

    - Using extensive targeted cross-marketing under our Doral brand name among our combined upscale traveler base that will include guests at our Doral resorts, conference participants, guests at our corporate housing properties, and owners in our resort villages, who share similar demographic and economic characteristics;

    - Positioning the leisure business as a first class resort experience with a family orientation;

    - Taking advantage of revenue opportunities through a wider array of product offerings, including skiing and snowboarding, spa, food and beverage, retail, golf, tennis and other leisure amenities;

    - Focusing on our best opportunities for maximizing return, while liquidating any assets that are not central to the core strategy;

    - Taking advantage of our greater size, better distribution and economics of scale;

    - Expanding our hotel management operations by securing additional management contracts, focusing on properties with favorable economic, demographic and supply dynamics;


    - Expanding BridgeStreet's corporate housing operations by increasing our local market share, attracting national accounts with our growing national and international network, and emphasizing network partner relationships; and


    - Creating, at our largest resorts, "resort villages" that include quartershare hotels, whole and fractional ownership condominium hotels, townhouses, single family homes, and retail operations, as is appropriate for the market.

    We will have a dynamic, experienced and fully-integrated management team drawn from the current management of American Skiing and MeriStar, bringing together experienced professionals with in-house expertise in the hospitality, skiing and resort industries. Mr. Leslie B. Otten, the current Chairman and Chief Executive Officer of American Skiing, will be our Chairman. Mr. Paul W. Whetsell, the current Chairman and Chief Executive Officer of MeriStar, will be our Chief Executive Officer and a director. Mr. John Emery, the current Chief Investment Officer of MeriStar, will be our Chief Financial Officer. Our directors will be highly-qualified individuals with extensive collective experience in the real estate, lodging, leisure, investment, financial services and accounting areas.

    Doral International will be headquartered in Washington, D.C. at the current headquarters of MeriStar.

AMERICAN SKIING COMPANY
Sunday River Access Road
Bethel, Maine 04217
(207) 824-8100

    American Skiing Company, operating through various subsidiaries, is one of the largest operators of alpine ski and snowboard resorts in the United States. American Skiing reinforces and capitalizes on its position by developing, owning and operating a range of hospitality-related businesses at its resorts, including hotels, golf courses, restaurants and retail locations. In addition, American Skiing develops, markets and operates alpine villages consisting of ski-in/ski-out real estate, townhouses, condominiums, quarter ownership hotels and related commercial and retail space. American Skiing manages its operations in two business segments, ski resort operations and mountainside real estate development.

    American Skiing moved its state of incorporation from Maine to Delaware by merging into a wholly-owned Delaware subsidiary on October 12, 1999.

MERISTAR HOTELS & RESORTS, INC.
1010 Wisconsin Avenue N.W.
Washington, D.C. 20007
(202) 965-4455

    MeriStar Hotels & Resorts, Inc. leases, manages and operates a portfolio of hospitality properties and provides related services in the hotel, corporate housing, golf and vacation membership markets. MeriStar is the largest independent hotel management company in the United States, based on rooms under management.

    MeriStar was incorporated in Delaware in August 1998 when it was spun-off by CapStar Hotel Company.

                        THE MERGER AND MERGER AGREEMENT


SUMMARY OF THE MERGER (SEE PAGE 68)



    In the proposed merger, MeriStar will become a wholly-owned subsidiary of American Skiing, and all of the MeriStar stockholders will become holders of American Skiing common stock. American Skiing will then change its name to "Doral International, Inc." The merger agreement is attached as Appendix A. On February 21, 2001, the parties to the merger agreement amended that agreement. The amendment to the merger agreement is attached as Appendix J. You should carefully read the merger agreement and the amendment to the merger agreement in their entirety, as they are the legal documents that govern the merger.



RESULTS OF THE MERGER AND RELATED TRANSACTIONS (SEE PAGE 68)



    The holders of MeriStar common stock and the associated right to purchase shares of Series A junior participating preferred stock will receive 1.75 shares of American Skiing common stock for each MeriStar share that they own. No fractional shares will be issued. MeriStar common stockholders will receive cash instead of fractional shares.


    The holders of American Skiing common stock will continue to hold their shares of American Skiing common stock.


    In the amendment to the merger agreement, among other things, the exchange ratio of 1.88 shares of American Skiing common stock per share of MeriStar common stock was reduced to 1.75 shares of American Skiing common stock per share of MeriStar common stock. In connection with the amendment to the merger agreement, MeriStar, Mr. Leslie B. Otten, Oak Hill Capital Partners, L.P. and parties related to it agreed to nominate Mr. James B. McCurry, a current director of MeriStar, to serve as one of the 11 directors on the Doral board of directors.

RECAPITALIZATION (SEE PAGE 68)



    Immediately prior to the merger, American Skiing will undergo a recapitalization. A copy of the American Skiing voting and recapitalization agreement is attached to this joint proxy statement and prospectus as Appendix
B. You should carefully read the voting and recapitalization agreement in its entirety.


    Mr. Leslie B. Otten, American Skiing's Chairman and Chief Executive Officer and the holder of all 14,760,530 shares of American Skiing's Class A common stock, will convert each share of Class A common stock into one share of American Skiing common stock.

    The holders of American Skiing's Series A preferred stock, which is subject to mandatory redemption on November 15, 2002, will convert their shares of Series A preferred stock into:

    - Shares of a new series of American Skiing 14% preferred stock, which is subject to mandatory redemption on August 15, 2006, having a liquidation preference equal to the liquidation preference of the existing Series A preferred stock, plus accrued and unpaid dividends on those shares as of the effective time of the merger; and

    - A number of shares of American Skiing common stock equal to 20.7% of the liquidation preference of the new 14% preferred stock as of the date the merger is completed divided by $2.22.

Assuming the merger is completed on March 31, 2001, the holders of the existing Series A preferred stock would receive approximately $52.2 million, or 52,236 shares, of new 14% preferred stock and approximately 4.9 million shares of American Skiing common stock. Cash dividends on the new 14% preferred stock will accrue and compound quarterly. Dividends will not be mandatorily payable in cash until August 15, 2006. Unlike the existing Series A preferred stock, the new 14% preferred stock will have no voting rights and will not be convertible into shares of common stock. The other terms and provisions of the new 14% preferred stock are substantially similar to those of the existing Series A preferred stock.

    Oak Hill Capital Partners, L.P. and some parties related to it, who are the holders of all of the shares of American Skiing Series B preferred stock issued and outstanding, will convert all of their shares of Series B preferred stock, together with dividends accrued on those shares, into a total of approximately
74.9 million shares of American Skiing common stock at a conversion price of $2.22 per share.


    An aggregate principal amount of $13.0 million of loans from Oak Hill Capital Partners, L.P. to American Skiing's real estate development subsidiary, together with interest on those loans accrued through October 31, 2000, will be repaid in the form of American Skiing common stock based on a value of $2.22 per share of American Skiing common stock, resulting in the issuance of approximately 6.0 million shares of American Skiing common stock.



    A warrant to purchase 6.0 million shares of American Skiing common stock at an exercise price of $2.50 per share will be issued to Oak Hill, as is required under the securities purchase agreement between Oak Hill and American Skiing, dated as of July 31, 2000, and amended on September 28, 2000, November 10, 2000 and December 21, 2000.



TREATMENT OF STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS (SEE PAGE 69)



    The merger agreement provides that each outstanding option to purchase MeriStar common stock will be converted into an option to purchase 1.75 shares of Doral common stock. These new options will be governed by a new Doral Incentive Plan. Except for options held by some members of MeriStar's senior management, these options will be vested because the merger causes the options granted under the MeriStar Incentive Plan to vest. Each option held under the existing American Skiing 1997 Stock Option Plan will remain outstanding and will not be affected by the merger, but no additional awards will be made under that plan. The merger agreement also requires American Skiing to adopt an employee stock purchase plan with terms substantially the same as MeriStar's employee stock purchase plan.

    Accordingly, American Skiing stockholders will be voting to adopt the new Doral Incentive Plan, a new Doral Non-Employee Directors' Incentive Plan under which stock option awards may be granted to non-employee directors of Doral as well as a new Doral Stock Purchase Plan. As these plans will be Doral's incentive plans following the merger, stockholders of both American Skiing and MeriStar are encouraged to read the summaries of these plans in this joint proxy statement and prospectus as well as the forms of the proposed plans attached to this joint proxy statement and prospectus as Appendices F, G and H, respectively.


VOTING AGREEMENTS (SEE PAGES 80-81)



    The principal stockholders of American Skiing, who collectively held, as of the record date, approximately 80% of American Skiing's outstanding voting power, have agreed to vote their shares of common stock, Class A common stock and Series A and Series B preferred stock in favor of each of the American Skiing proposals described in this joint proxy statement and prospectus and in favor of the recapitalization and the amendments to the certificate of incorporation and bylaws, which require a majority class vote by holders of the Series A and Series B preferred stock. Therefore, absent an extraordinary event, management believes that approval of the proposals described in this joint proxy statement and prospectus is assured. A copy of the American Skiing voting and recapitalization agreement, which contains provisions regarding the voting of those shares, is attached as Appendix B to this joint proxy statement and prospectus. You should carefully read the American Skiing voting and recapitalization agreement in its entirety.



    Oak Hill Capital Partners, L.P. and some parties related to it, who collectively held, as of the record date, approximately 17% of MeriStar's outstanding common stock, have agreed to vote these shares in favor of the approval of the merger and the other transactions contemplated by the merger agreement. However, in addition to approval by the holders of the majority of MeriStar's outstanding common stock, the merger and the other transactions contemplated by the merger agreement must also be approved by a majority of votes cast at the MeriStar special meeting other than those cast by the parties to the voting agreement. A copy of the MeriStar voting agreement is attached as Appendix C to this joint proxy statement and prospectus. You should carefully read the MeriStar voting agreement in its entirety.



FACTORS CONSIDERED BY AMERICAN SKIING IN RELATION TO THE MERGER (SEE PAGE 47)


    In reaching its decision to approve the merger, recapitalization and related transactions and to recommend the proposals described in this joint proxy statement and prospectus to American Skiing stockholders, the American Skiing board of directors and the special committee of directors advising it considered the following material factors, among others:

    - The board of directors' knowledge of American Skiing and the businesses in which it competes and its belief that the greater resources which are expected to become available to American Skiing as a result of the merger are important to the long-term future of American Skiing.

    - The potential strategic and other benefits of the merger, including the complementary nature of various American Skiing and MeriStar businesses and the opportunity for cost savings.

    - The current difficulty of obtaining additional equity financing for American Skiing and the positive effect of the combined company's increased size on its ability to raise financing and the cost of financing.

    - The advantages resulting from generating cash flow that is both counter-seasonal and substantially more stable than American Skiing's existing cash flow.

    - American Skiing's continuing need for liquidity.

    - The anticipated improvement in American Skiing's ability to capitalize upon its growth and development opportunities.

    - Historical and prospective financial information with respect to American Skiing.

    - The fact that the principal stockholders of American Skiing, who have sufficient votes to approve the proposals described in this joint proxy statement and prospectus and necessary to consummate the merger and the recapitalization, have signed voting agreements binding them to approve the proposals.

    - The fact that the merger provides for a fixed exchange ratio.

    - The effect of the recapitalization of American Skiing, most significantly the increase in common equity and the extension of the near term mandatory redemption of the Series A preferred stock.

    - The accounting of the merger as a purchase.

    - The possibilities for use of the Doral name for marketing and brand building purposes.

    - The entirety of the terms of the merger agreement, the American Skiing voting and recapitalization agreement and the MeriStar voting agreement described above.


    - With respect to the special committee, the analyses made by, and discussions with, Donaldson, Lufkin & Jenrette and its oral opinion, subsequently confirmed in writing, with respect to the fairness, from a financial point of view, of the exchange ratio and the allocation between the holders of American Skiing common stock (other than holders of American Skiing Class A common stock), on the one hand, and the holders of American Skiing's Series A preferred stock and Series B preferred stock and Oak Hill as the holders of Tranche C loans, on the other hand, of the equity securities in the combined company, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion dated as of February 21, 2001.


    - The interests that certain executive officers and directors of American Skiing may have with respect to the merger in addition to their interests as stockholders of American Skiing generally.


RECOMMENDATION TO AMERICAN SKIING STOCKHOLDERS (SEE PAGE 47)


    The American Skiing board of directors, other than members who voluntarily recused themselves from voting, has unanimously determined, based in part on the recommendation of a special committee of its board of directors, that the transactions relating to the merger and recapitalization, including the proposals described in this joint proxy statement and prospectus, are advisable and fair to, and in the best interests of, American Skiing and its stockholders and recommends that the American Skiing stockholders vote FOR approval and adoption of each of those proposals.


OPINION OF FINANCIAL ADVISOR TO THE AMERICAN SKIING SPECIAL COMMITTEE (SEE PAGE
  51)



    Donaldson, Lufkin & Jenrette Securities Corporation, as financial advisor to the special committee of the American Skiing board of directors, has delivered a written opinion to the special committee that, as of February 21, 2001:



    - The exchange ratio of 1.75 shares of American Skiing common stock per share of MeriStar common stock was fair to the holders of American Skiing common stock, from a financial point of view; and


    - The allocation between the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock), on the one hand, and the holders of American Skiing's Series A preferred stock and Series B preferred stock and Oak Hill as holders of Tranche C loans, on the other hand, of the equity securities in the combined company following consummation of the transactions contemplated by the merger agreement, to be held by all stockholders of American Skiing who are stockholders immediately prior to the consummation of such transactions, was fair to the holders of American Skiing common stock (other than any holders of Class A common stock), from a financial point of view.

    The full text of the opinion of Donaldson, Lufkin & Jenrette is attached as Appendix D to this joint proxy statement and prospectus. The opinion describes important assumptions made, matters considered and limitations of the review undertaken by Donaldson, Lufkin & Jenrette in providing its opinion and is not a recommendation as to how the American Skiing stockholders should vote on the merger proposals.

    WE URGE YOU TO READ THE OPINION OF DONALDSON, LUFKIN & JENRETTE CAREFULLY.


FACTORS CONSIDERED BY MERISTAR IN RELATION TO THE MERGER (SEE PAGE 49)


    The MeriStar board of directors considered a number of factors in approving the merger and the other transactions contemplated by the merger agreement and recommending them to MeriStar stockholders, including those listed below:

    - The merger will give the combined company the opportunity to use the "Doral" brand name as a premier leisure brand in multiple locations for resorts, skiing, golf and conference centers;

    - American Skiing's resort and real estate assets provide MeriStar with attractive real estate development opportunities that would otherwise be difficult to achieve through organic growth of its existing business platforms. These opportunities provide significant ongoing growth potential for the foreseeable future without additional acquisitions;

    - The merger creates the opportunity for greater revenue growth than MeriStar would be likely to experience on a stand-alone basis;

    - The merger creates the opportunity for MeriStar's management to use its skills and experience in hospitality management, purchasing, marketing and finance to manage American Skiing's assets;

    - The larger size of the combined company could result in easier access to additional financing and improved stockholder liquidity;

    - Salomon Smith Barney Inc., MeriStar's financial advisor, delivered the opinion described below;

    - The overall terms of the merger agreement, including, but not limited to the fixed exchange ratio, the non-solicitation provisions, the termination fee provisions and the representations and warranties of the parties;

    - The degree of leverage of the combined company compared to MeriStar;

    - The increased sensitivity of the business of the combined company to weather and seasonality compared to that of MeriStar's current business;

    - The exposure to changing customer demographics;

    - MeriStar's lack of experience in managing ski resorts;

    - Potential discontinuities in analyst coverage; and

    - The large stake of Oak Hill in the combined company.


RECOMMENDATION TO MERISTAR STOCKHOLDERS (SEE PAGE 49)


    The MeriStar board of directors, other than members who voluntarily recused themselves, has determined that the merger and the other transactions contemplated by the merger agreement are advisable to and in the best interests of MeriStar and its stockholders. The MeriStar board of directors, other than the members who have recused themselves voluntarily from the voting upon and consideration of the proposals, unanimously recommends that MeriStar stockholders vote FOR the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement.

OPINION OF MERISTAR'S FINANCIAL ADVISOR (SEE PAGE 58)



    In connection with the merger, the MeriStar board of directors received a written opinion from Salomon Smith Barney Inc., MeriStar's financial advisor, as to the fairness, from a financial point of view, to the holders of MeriStar's common stock, of the exchange ratio provided for in the merger agreement, as amended. The full text of Salomon Smith Barney's written opinion dated
February 21, 2001 is attached to this joint proxy statement and prospectus as Appendix E. YOU SHOULD READ THIS OPINION CAREFULLY IN ITS ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN. SALOMON SMITH BARNEY'S OPINION IS ADDRESSED TO THE MERISTAR BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER WITH RESPECT TO ANY MATTERS RELATING TO THE PROPOSED MERGER.



INTERESTS OF SOME PERSONS IN THE MERGER MAY BE DIFFERENT FROM YOURS (SEE PAGE
  64)


    Some of MeriStar's and American Skiing's officers, directors and significant stockholders have interests in the merger that are different from, or in addition to, those of MeriStar stockholders and American Skiing stockholders generally resulting in potential conflicts of interest.


    In connection with the merger, some of American Skiing's and MeriStar's senior management will become the senior management of Doral. Mr. Leslie B. Otten, Chairman and Chief Executive Officer of American Skiing, will become the Chairman of Doral. Mr. Paul W. Whetsell, Chairman and Chief Executive Officer of MeriStar, will become the Chief Executive Officer and a director of Doral.
Mr. John Emery, the Chief Investment Officer of MeriStar, will become the Chief Financial Officer of Doral. Mr. David E. McCaslin, the President of MeriStar, will be the President--Lodging and Corporate Housing. Mr. James A. Calder, the Chief Financial Officer of MeriStar, and Mr. John E. Plunket, the Executive Vice-President, Finance and Development of MeriStar, will also be members of the senior management of Doral. Mr. Otten has entered into a new employment agreement dated January 3, 2001, and it is expected that Messrs. Whetsell, Emery, McCaslin, Calder and Plunket will enter into new employment agreements prior to the closing of the merger.


    Other members of American Skiing's and MeriStar's management have employment agreements which entitle them to payments and other benefits in the event their employment is actually or constructively terminated as a result of the merger. Under the terms of MeriStar's Incentive Plan, the merger will cause all of the options issued under that plan to vest, including those held by the senior management and directors of MeriStar. However, the merger agreement requires MeriStar to obtain waivers of that vesting from some members of its senior management.


    As of February 21, 2001, the directors and executive officers of American Skiing together with their affiliates, beneficially owned approximately 25% of the total outstanding shares of American Skiing voting stock. Included in this figure are shares of common stock and exercisable options for common stock owned by the directors and officers, shares of Class A common stock held by Mr. Otten.



    Oak Hill Capital Partners, L.P., together with parties related to it, is the principal stockholder of both MeriStar and American Skiing. Assuming the merger is completed on March 31, 2001, Oak Hill and those related parties will control approximately 51% of the common stock of Doral. Six of the 11 directors on the board of directors of American Skiing at the time it approved the merger, Bradford E. Bernstein, Steven B. Gruber, William S. Janes, J. Taylor Crandall, Robert Branson and Alexandra Hess, were appointed by Oak Hill and are employed by or have economic interests in Oak Hill. None of the directors appointed by Oak Hill was a member of the American Skiing special committee. The directors appointed by Oak Hill participated in the deliberations of the American Skiing board of directors relating to the merger but recused themselves from voting on the merger and the recapitalization transactions.


    Mr. Whetsell, who is a member of the board of directors of American Skiing and Chairman and Chief Executive Officer of MeriStar, has recused himself from all deliberations of American Skiing's board of directors relating to the merger and is not a member of American Skiing's special committee. Mr. Whetsell also recused himself from voting on the merger as a member of the MeriStar board.


    As of February 21, 2001, the executive officers and directors of MeriStar as a group beneficially owned approximately 8% of the common stock of MeriStar. Included in this figure are the shares held by Steven D. Jorns, representing approximately 3% of MeriStar's voting power and the shares held by Paul W. Whetsell, representing approximately 2% of MeriStar's voting power.



    Mr. Daniel L. Doctoroff, who is a member of the board of directors of MeriStar, is a managing director and owner of Oak Hill Capital Management, Inc., which is the manager of Oak Hill Capital Partners, L.P. and some of its related entities. Mr. Doctoroff recused himself from all deliberations of the MeriStar board of directors relating to the merger.



DISSENTERS' RIGHTS OF APPRAISAL (SEE PAGES 39 AND 42)


    Under Delaware law, American Skiing and MeriStar stockholders do not have dissenters' rights of appraisal with respect to the merger.


CONDITIONS TO THE MERGER (SEE PAGE 76)


    The respective obligations of American Skiing and MeriStar to complete the merger are subject to satisfaction or waiver of the following conditions:

    - Obtaining approval of all the proposals described in this joint proxy statement and prospectus by the requisite number of stockholders of both MeriStar and American Skiing;

    - Obtaining a new credit facility for Doral in an aggregate principal amount of $285.0 million and the termination and repayment of American Skiing's existing senior secured credit facility;

    - Obtaining the required consents of the holders of American Skiing's 12% senior subordinated notes due 2006;

    - The representations and warranties of each party set forth in the merger agreement being accurate, except as would not have a material adverse effect on that party; and

    - Other conditions precedent customary for transactions of this type, including the receipt of Hart-Scott Rodino, other governmental and NYSE approvals.

    The obligations of American Skiing to complete the merger are also subject to the satisfaction or waiver by American Skiing of the following conditions:

    - The amendment, in accordance with federal tax legislation effective on January 1, 2001, of agreements between MeriStar and MeriStar Hospitality Corporation in respect of properties operated by MeriStar;

    - The termination and repayment of MeriStar's existing senior secured credit facility;

    - Obtaining a commitment from MeriStar Hospitality Corporation for
      $25.0 million in additional financing for Doral which will be used for real estate development projects;

    - The execution of an amendment to the limited partnership agreement of MeriStar H&R Operating Company, L.P., MeriStar's operating subsidiary; and

    - The execution by some of the senior officers of MeriStar of waivers of early vesting of their MeriStar stock options.

    In addition, the obligations of MeriStar to complete the merger are subject to the satisfaction or waiver by MeriStar of the following conditions:

    - The completion of the recapitalization of American Skiing described in this joint proxy statement and prospectus; and

    - The receipt of an opinion from Paul, Weiss, Rifkind, Wharton & Garrison as to the tax-free nature of the merger.


TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 78)


    The merger agreement may be terminated by mutual written consent of American Skiing and MeriStar.

    In addition, each of American Skiing or MeriStar may terminate the merger agreement if:

    - The proposals described in this joint proxy statement and prospectus are not approved by the requisite vote of stockholders of MeriStar or the requisite vote of stockholders of American Skiing;

    - The merger has not occurred on or before April 30, 2001, although the right to terminate the merger agreement will not be available to the party whose failure to fulfill any obligation under the merger agreement is the cause of the delay; or

    - Any order, injunction or decree preventing the merger has been entered by any court or governmental entity and is final and nonappealable.

    Either American Skiing or MeriStar may terminate the merger agreement if:

    - The other party's board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement in a manner adverse to the terminating party or the merger;

    - The other party's board of directors recommends to its stockholders another acquisition proposal;

    - A tender offer or exchange offer for any outstanding shares of capital stock of the other party is commenced, and the other party's board of directors fails to recommend against it;

    - There is an uncured breach of a material representation, warranty or covenant by the other party in the merger agreement; or

    - A majority of the disinterested members of the terminating party's board of directors, after consultation with its counsel, concludes that to fail to terminate the merger agreement and accept a superior proposal would be inconsistent with that board's fiduciary duties.


NON-SOLICITATION OF COMPETING TRANSACTIONS (SEE PAGE 74)


    Each of MeriStar and American Skiing is subject to substantially identical non-solicitation provisions in the merger agreement.

    Each party and its subsidiaries are prohibited from soliciting, entering into or providing nonpublic information with respect to, any competing acquisition proposal, except that each party may do so with any third party if a disinterested majority of its board of directors determines in good faith after consultation with and receipt of advice from outside counsel:

    - That doing so is required by the fiduciary duties of the board of directors; and

    - That the third party making the acquisition proposal has the ability and financial resources to make a superior proposal.

    Each party must advise the other orally and in writing of any acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal. Each party must give the other three days' advance notice of any information provided to the third party making the proposal.

INTERIM OPERATIONS COVENANTS (SEE PAGE 71)


    American Skiing and MeriStar have agreed to limitations on their operations between the signing of the merger agreement and the effective time of the merger.


PAYMENT OF TERMINATION FEES AND EXPENSES (SEE PAGE 79)



    MeriStar will be required to pay American Skiing a termination payment of $5.0 million, plus up to $1.0 million of out-of-pocket expenses, if MeriStar stockholders do not approve the merger proposal or the merger agreement is otherwise terminated under the circumstances described on page 79.



    American Skiing will be required to pay MeriStar a termination payment of $7.0 million, plus up to $1.0 million of out-of-pocket expenses, if the American Skiing stockholders do not approve the proposals described in this joint proxy statement and prospectus or the merger agreement is otherwise terminated under the circumstances described on page 79.



INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 82)


    The merger is intended to be tax-free to holders of MeriStar common stock for United States federal income tax purposes, except with respect to cash received instead of fractional shares of American Skiing common stock.


STOCK EXCHANGE LISTING (SEE PAGE 67)


    The shares of American Skiing common stock issuable in the merger are expected to be listed on the NYSE, subject to official notice of issuance, and will trade under the ticker symbol "SKI".

    Under the terms of the merger agreement, MeriStar will use its reasonable best efforts to cause the MeriStar common stock to be delisted from the NYSE and deregistered under the Exchange Act after the completion of the merger.


ANTICIPATED ACCOUNTING TREATMENT (SEE PAGE 63)


    The merger will be accounted for as a purchase of MeriStar by American
Skiing.


COMPARISON OF STOCKHOLDERS RIGHTS (SEE PAGE 170)


    The certificates of incorporation and bylaws of MeriStar, American Skiing and Doral will differ. As a result, MeriStar stockholders and American Skiing stockholders will have different rights as Doral stockholders. An important change is that after the merger, Doral will have a staggered board, meaning that approximately one-third of its directors will be elected each year and each director will serve a three-year term.

                              RECENT DEVELOPMENTS



    On February 22, 2001, MeriStar announced unaudited results of operations for the fourth quarter and fiscal year ended December 31, 2000.



    Revenues for the 2000 fourth quarter rose 11.7 percent to $342.1 million from $306.3 million in the fourth quarter of 1999. Excluding non-recurring items, net income (loss) for the quarter was $(4.1) million, compared to $0.3 million in the 1999 fourth quarter, and EBITDA was $(2.4) million, compared to $3.2 million in the fourth quarter of 1999. The decreases in net income and EBITDA were attributable to increased lease payments and higher operating costs, particularly for energy, insurance and guest loyalty programs.



    During the fourth quarter, MeriStar recorded the following non-recurring charges:



    - $2.7 million of costs related to the merger. As the acquired entity for accounting purposes, MeriStar is required to expense currently all costs it incurs in connection with the merger.



    - $0.3 million of costs related to MeriStar's conversion of hotel leases with MeriStar Hospitality into long-term management contracts, effective January 1, 2001, in accordance with changes to portions of the U.S. federal tax laws that were effective January 1, 2001, commonly known as the REIT Modernization Act.



    - An asset impairment charge of $21.7 million related to the write-down of long-lived intangible assets for MeriStar's leases of certain limited-service hotels. This charge is a non-cash adjustment to the carrying value of those assets.



    Same-store average daily rate (ADR) for full-service, leased hotels in the 2000 fourth quarter advanced 4.7 percent to $104.86, while occupancy rose 1.1 percent to 66.2 percent compared to the 1999 fourth quarter. Revenue per available room (RevPAR) rose 5.9 percent to $69.46. RevPAR for all leased hotels improved 5.0 percent to $65.52. ADR rose 5.2 percent to $100.35, and occupancy declined 0.3 percent to 65.3 percent.



    In connection with the REIT Modernization Act, MeriStar converted all of its hotel leases with MeriStar Hospitality to management contracts. The new management contracts have a base fee of 2.5 percent and, including incentive fees, the management fee can increase to as much as 4.0 percent of total revenues. As a result of increased lease payments and higher operating costs, MeriStar's expected management fees in 2001 from the MeriStar hospitality hotels have changed from 2.75-3.25 percent of total revenues to 2.5-3.0 percent.



    Excluding non-recurring items, net income for fiscal 2000 was $4.5 million, compared to $6.7 million in fiscal 1999. Revenues for the fiscal year increased
9.2 percent to $1.41 billion. EBITDA for fiscal 2000 was $23.9 million compared to $23.3 million in fiscal 1999.



    Compared to fiscal 1999, ADR for full-service, leased hotels improved 5.7 percent to $107.84 in fiscal 2000, while occupancy rose 0.1 percent to 72.0 percent and RevPAR increased 5.7 percent to $77.60. RevPAR for all leased hotels advanced 4.9 percent to $73.11, ADR improved 5.5 percent to $102.38, and occupancy declined 0.6 percent to 71.4 percent.



    The unaudited statement of operations of MeriStar for the year ended and the three months ended December 31, 2000 is attached to this joint proxy statement and prospectus as Appendix K.

                       SUMMARY HISTORICAL FINANCIAL DATA

    The following tables present summary historical consolidated financial data from each of American Skiing's and MeriStar's historical consolidated statements for the periods indicated.

              SUMMARY HISTORICAL FINANCIAL DATA OF AMERICAN SKIING

    This information is only a summary and you should read it together with American Skiing's consolidated financial statements included elsewhere in this joint proxy statement and prospectus and the information provided in "Selected Historical Consolidated Financial Data of American Skiing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                    THREE                         FISCAL YEAR ENDED
                                                MONTHS ENDED     ----------------------------------------------------
                                                 OCTOBER 29,     JULY 30,   JULY 25,   JULY 26,   JULY 27,   JULY 28,
                                                    2000           2000       1999       1998       1997       1996
                                               ---------------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)
Net revenues:
  Resort(2)..................................     $  20,912      $292,077   $292,558   $277,574   $163,310   $ 63,489
  Real estate................................        27,216       132,063     24,492     60,992     10,721      9,933
                                                  ---------      --------   --------   --------   --------   --------
    Total net revenues.......................        48,128       424,140    317,050    338,566    174,031     73,422
                                                  ---------      --------   --------   --------   --------   --------
      Operating income (loss)................       (20,238)          (32)    (3,625)    31,489     14,385      7,707
Net loss from continuing operations available
  to common shareholders.....................     ($ 26,685)     ($51,127)  ($32,322)  ($ 7,213)  ($ 5,926)  ($ 2,237)
                                                  =========      ========   ========   ========   ========   ========
Diluted net loss from continuing operations
  per share available to common
  shareholders...............................     ($   0.87)     ($  1.69)  ($  1.07)  ($  0.28)  ($  6.06)  ($  2.37)
                                                  =========      ========   ========   ========   ========   ========

BALANCE SHEET DATA:
Total assets.................................     $ 957,015      $926,778   $907,502   $780,899   $337,340   $298,732
Long-term debt and redeemable preferred
  stock, including current maturities........       663,017       636,700    546,297    422,684    253,151    210,720
Common shareholders' equity..................       161,498       185,497    236,655    268,204     15,101     21,903

OTHER FINANCIAL DATA:
Resort EBITDA(3)(4)..........................     ($ 19,874)     $ 38,770   $ 42,893   $ 66,270   $ 30,907   $ 10,401
Real estate EBITDA(4)(5).....................      $  3,638      $  8,226   ($ 2,316)  $ 17,438   $  1,771   $  4,089

------------------------------

(1) The historical results of American Skiing reflect the results of operations of the Mount Cranmore ski resort from its acquisition in June 1995 through its divestiture in November 1996, the results of operation of S-K-I Ltd. since its acquisition in June 1996, the results of operation of Pico Mountain since its acquisition in November 1996, the results of operations of The Canyons resort since its acquisition in July 1997 and the results of operations of the Steamboat and Heavenly resorts since their acquisition in November 1997.

(2) Resort revenues represents all revenues excluding revenues generated by the sale of real estate interests.

(3) Resort EBITDA represents resort revenues less cost of resort operations and marketing, general and administrative expense.

(4) Resort and Real Estate EBITDA are not measurements calculated in accordance with generally accepted accounting principles and should not be considered as alternatives to operating or net income as an indicator of operating performance, cash flows as a measure of liquidity or any other GAAP determined measurement. Some items excluded from Resort and/or Real Estate EBITDA, such as depreciation, amortization and non-cash charges for stock compensation awards and asset impairments are significant components in understanding and assessing American Skiing's financial performance. Other companies may define Resort and Real Estate EBITDA differently, and as a result, such measures may not be comparable to American Skiing's Resort and Real Estate EBITDA. American Skiing has included information concerning Resort and Real Estate EBITDA because management believes they are indicative measures of American Skiing's liquidity and financial position, and are generally used by investors to evaluate companies in the resort industry.

(5) Real Estate EBITDA represents revenues from real estate sales less cost of real estate sold, including selling costs, holding costs, the allocated capitalized cost of land, construction costs and other costs relating to property sold.

                 SUMMARY HISTORICAL FINANCIAL DATA OF MERISTAR

    This information is only a summary and you should read it together with MeriStar's consolidated financial statements included elsewhere in this joint proxy statement and prospectus and the information provided in "Selected Historical Consolidated Financial Data of MeriStar" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of MeriStar."


                                          THREE MONTHS     NINE MONTHS
                                             ENDED            ENDED                       YEAR ENDED DECEMBER 31,
                                         SEPTEMBER 30,    SEPTEMBER 30,    ------------------------------------------------------
                                              2000             2000           1999        1998       1997       1996       1995
                                         --------------   --------------   ----------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Rooms................................     $231,497        $  721,045     $  894,983   $395,633   $  9,880   $    --     $   --
  Food, beverage and other.............       89,211           293,384        387,091    152,276      1,871        --         --
  Corporate housing....................       29,369            38,761             --         --         --        --         --
  Management and other fees............        6,287            16,358         10,040     14,528     12,088     7,050      5,354
                                            --------        ----------     ----------   --------   --------   -------     ------
    Total revenues.....................      356,364         1,069,548      1,292,114    562,437     23,839     7,050      5,354
                                            --------        ----------     ----------   --------   --------   -------     ------
Net operating income...................        1,002            29,638         17,250      7,796      2,975       561        525
Net income (loss)......................     $   (901)       $   14,029     $    6,685   $  3,950   $  2,862   $   438     $  481
Basic (loss) earnings per share(A).....     $  (0.03)       $     0.42     $     0.24   $   0.02         --        --         --
Diluted (loss) earnings per share(A)...     $  (0.03)       $     0.41     $     0.24   $   0.02         --        --         --
Number of shares of common stock issued
  and outstanding(B)...................       35,894            35,894         29,625     25,437         --        --         --
OTHER FINANCIAL DATA:
EBITDA(C)..............................     $  3,780        $   36,178     $   23,264   $ 11,168   $  3,611   $   910     $  609
BALANCE SHEET DATA:
Total assets...........................     $374,799        $  374,799     $  258,144   $247,529   $ 84,419   $24,366     $2,881
Debt...................................       95,264            95,264         57,762     67,812        981       885        950


------------------------------

(A) Basic and diluted earnings per share for the year ended December 31, 1998 is based on earnings for the period from August 3, 1998, the date of the spin-off of MeriStar from CapStar Hotel Company, through December 31, 1998.

(B) As of the last day for the periods presented.

(C) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization and minority interests which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income under GAAP for purposes of evaluating MeriStar's results of operations and may not be comparable to other similarly titled measures used by other companies.

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following summary unaudited pro forma combined financial information of American Skiing and MeriStar has been derived from, and should be read together with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this joint proxy statement and prospectus. American Skiing and MeriStar have different fiscal years. American Skiing's 2000 fiscal year ended on July 30, while MeriStar's fiscal year ends on December 31 of each year. Deciding which fiscal-year basis to adopt for pro forma presentation purposes depends, in part, on which entity will be treated as the acquiror for accounting purposes. As American Skiing will be treated as the acquiror for accounting purposes in the merger, pro forma operating results are given on a July 30 fiscal-year basis.

    In addition, the following summary unaudited pro forma combined financial information shows adjustments to the results of operations and financial condition of Doral that result from MeriStar's entering into management agreements and an amended intercompany agreement with MeriStar Hospitality Corporation in connection with changes, effective January 1, 2001, to the federal tax laws relating to real estate investment trusts, which are commonly known as the REIT Modernization Act, or RMA.

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


    The unaudited pro forma combined financial information is provided for illustrative purposes only and does not reflect results of operations and financial position of Doral if the merger had actually occurred and had RMA been enacted on the dates assumed. This information also does not indicate Doral's future operating results or consolidated financial position.


                                                         FOR THE THREE MONTHS ENDED    FOR THE TWELVE MONTHS ENDED
                                                              OCTOBER 29, 2000                JULY 30, 2000
                                                         ---------------------------   ---------------------------
                                                          PRO FORMA                     PRO FORMA
                                                         BEFORE RMA    RMA ADJUSTED    BEFORE RMA    RMA ADJUSTED
                                                         ADJUSTMENTS     PROFORMA      ADJUSTMENTS     PROFORMA
                                                         -----------   -------------   -----------   -------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
COMBINED STATEMENT OF OPERATIONS DATA:
Net revenues:
  Resort...............................................  $   20,912     $   20,912     $  292,077     $  292,077
  Real estate..........................................      27,216         27,216        132,063        132,063
  Hotels...............................................     320,708         43,439      1,310,022        173,333
  Corporate housing....................................      29,369         29,369         98,964         98,964
  Hotel management and other fees......................       6,287         11,746         14,823         41,793
                                                         ----------     ----------     ----------     ----------
    Total net revenues.................................     404,492        132,682      1,847,949        738,230
Operating expenses:
  Resort...............................................      30,343         30,343        203,902        203,902
  Real estate..........................................      23,551         23,551        123,204        123,204
  Hotels...............................................     275,570         37,693      1,078,284        135,283
  Corporate housing....................................      18,744         18,744         83,216         83,216
  Marketing, general and administrative................      68,713         29,163        275,480        108,762
  Depreciation and amortization........................       7,092          7,092         57,333         57,333
                                                         ----------     ----------     ----------     ----------
    Total operating expenses...........................     424,013        146,586      1,821,419        711,700
                                                         ----------     ----------     ----------     ----------
Income (loss) from continuing operations...............     (19,521)       (13,904)        26,530         26,530
Interest expense, net..................................      13,985         13,985         43,703         43,703
Equity in losses of affiliates.........................          --             --             31             31
                                                         ----------     ----------     ----------     ----------
Loss before minority interests and income taxes........     (33,506)       (27,889)       (17,204)       (17,204)
                                                         ----------     ----------     ----------     ----------
Minority interests.....................................         (31)           146          1,452          1,452
Income tax (benefit) expense...........................     (12,781)       (10,605)         1,535          1,535
                                                         ----------     ----------     ----------     ----------
Loss before preferred stock dividends..................     (20,694)       (17,430)       (20,191)       (20,191)
                                                         ----------     ----------     ----------     ----------
Accretion of discount and dividends accrued on
  mandatorily redeemable preferred stock...............       1,705          1,705          6,467          6,467
                                                         ----------     ----------     ----------     ----------
Loss from continuing operations available to common
  shareholders.........................................  $  (22,399)    $  (19,135)    $  (26,658)    $  (26,658)
                                                         ==========     ==========     ==========     ==========
OTHER FINANCIAL DATA:
EBITDA(A)..............................................  $  (12,429)    $   (6,812)    $   83,863     $   83,863
EBITDA as adjusted for the interim effects of EITF
  98-9(B)..............................................         N/A            N/A     $   76,637     $   76,637
BALANCE SHEET DATA:
Total assets...........................................  $1,357,430     $1,278,843
Long term debt and redeemable preferred stock,
  including current maturities.........................     606,669        606,658
Common shareholders' equity............................     431,602        431,602


------------------------------

(A) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization and minority interests which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income under GAAP for purposes of evaluating MeriStar's results of operations and may not be comparable to other similarly titled measures used by other companies.


(B) MeriStar has adopted Emerging Task Force Issue Number 98-9, "Accounting for Contingent Rent in Interim Financial Periods," or EITF 98-9. This requires a lessee to recognize contingent rental expense in interim periods prior to achieving a specified target if the lessee expects to reach that target by the end of the fiscal year. EITF 98-9 relates to the recognition of expense in interim periods only for financial reporting purposes. EITF 98-9 has no effect on annual lease expense. Since MeriStar's fiscal year end is December 31, 2000 and the period being presented is for the twelve months ended July 30, 2000, EBITDA has been adjusted to remove the interim effects of EITF 98-9.

                  UNAUDITED COMPARATIVE PER SHARE INFORMATION

    The following table presents per common share data regarding the income, cash dividends declared and book value of American Skiing and MeriStar on both historical and unaudited pro forma combined basis and on a per share equivalent unaudited pro forma basis for MeriStar. The unaudited pro forma combined per share information has been derived from the unaudited pro forma combined financial statements and related notes included elsewhere in this joint proxy statement and prospectus. You should read the information below in conjunction with the financial statements and accompanying notes of American Skiing and MeriStar that are included in this joint proxy statement and prospectus and with the unaudited pro forma combined information included in the section of this joint proxy statement and prospectus entitled "Unaudited Pro Forma Combined Financial Statements."

    The unaudited pro forma combined financial information is provided for illustrative purposes only and does not reflect results of operations and financial position of Doral if the merger had actually occurred and had RMA been enacted on the dates assumed. This information also does not indicate Doral's future operating results or consolidated financial position.


                                                             AS OF AND FOR THE       AS OF AND FOR THE
                                                            THREE MONTHS ENDED          YEAR ENDED
                                                            OCTOBER 29, 2000(1)      JULY 30, 2000(2)
                                                            -------------------      -----------------
AMERICAN SKIING HISTORICAL:
  Loss from continuing operations per share:
    Basic and diluted.....................................        $ (0.87)                $ (1.69)
  Cash dividends declared per common share................             --                      --
  Book value per common share.............................           5.30                    6.09

MERISTAR HISTORICAL:
  Loss income from continuing operations per share:
    Basic.................................................        $ (0.03)                $  0.39
    Diluted...............................................          (0.03)                   0.38
  Cash dividends declared per common share................             --                      --
  Book value per common share.............................           2.68                    2.71

DORAL--UNAUDITED PRO FORMA COMBINED(3):
  Basic and diluted loss per common share.................        $ (0.13)                $ (0.15)
  Cash dividends declared per common share................             --                      --
  Book value per common share.............................           2.41                     N/A

DORAL--UNAUDITED PRO FORMA COMBINED AS ADJUSTED FOR RMA(4)
  Basic and diluted loss per common share.................        $ (0.11)                $ (0.15)
  Cash dividends declared per common share................             --                      --
  Book value per common share.............................           2.41                     N/A


------------------------

(1) The MeriStar historical information is as of and for the three months ended September 30, 2000.

(2) The MeriStar historical information is as of and for the year ended June 30, 2000.

(3) Reflects pro forma combined financial information before adjustments for RMA.

(4) Reflects unaudited pro forma combined financial information after adjustments for RMA.

                 COMPARATIVE PER SHARE MARKET PRICE INFORMATION


    American Skiing common stock is traded on the NYSE under the symbol "SKI." MeriStar common stock is traded on the NYSE under the symbol "MMH." The following chart lists the per share closing market price as reported on the NYSE for shares of American Skiing common stock and MeriStar common stock. The information is listed as of December 8, 2000, the last trading day before public announcement of the signing of the merger agreement, and as of February 22, 2001, the last trading day prior to the date of this joint proxy statement and prospectus.



    The following chart also lists the implied equivalent per share value for shares of MeriStar common stock, which is the American Skiing common stock price multiplied by the exchange ratio of 1.75.


    You are encouraged to obtain current market quotations for MeriStar common stock and American Skiing common stock before voting on the proposals described in this joint proxy statement and prospectus.


                                              MERISTAR     AMERICAN SKIING   EQUIVALENT PRICE PER SHARE OF
DATE                                        COMMON STOCK    COMMON STOCK         MERISTAR COMMON STOCK
----                                        ------------   ---------------   -----------------------------
December 8, 2000..........................     $2.25            $2.75                    $4.81
February 22, 2001.........................      2.47             1.40                     2.45


    Neither American Skiing nor MeriStar has paid any cash dividends on its capital stock.

                                  RISK FACTORS

    STOCKHOLDERS OF AMERICAN SKIING AND MERISTAR VOTING IN FAVOR OF THE MERGER AND THE PROPOSALS RELATED TO THE MERGER WILL BE CHOOSING TO COMBINE THE BUSINESSES OF THE TWO COMPANIES AND TO INVEST IN DORAL COMMON STOCK. THIS COMBINATION AND THIS INVESTMENT INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION BELOW AS WELL AS ALL OTHER INFORMATION PROVIDED TO YOU IN THIS JOINT PROXY STATEMENT AND PROSPECTUS IN DECIDING WHETHER TO ADOPT THE MERGER AGREEMENT AND APPROVE THE RELATED PROPOSALS, INCLUDING INFORMATION IN THE SECTION OF THIS JOINT PROXY STATEMENT AND PROSPECTUS ENTITLED "SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS."

                         RISK FACTORS RELATED TO DORAL

DORAL WILL BE SUBSTANTIALLY LEVERAGED AND IT WILL FACE A NUMBER OF FINANCIAL
  RISKS.


    Doral will be highly leveraged following the merger. As of October 29, 2000, on a pro forma basis, giving effect to the merger and related transactions, Doral would have had $557 million of consolidated indebtedness outstanding and $432 million of stockholders' equity.


    The substantial amount of debt that Doral will have and that it or its subsidiaries may incur in the future could significantly affect Doral's future operations. For example, it could:

    - Limit Doral's ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

    - Increase Doral's vulnerability to adverse economic, industry and weather conditions;

    - Require Doral to dedicate a substantial portion of its cash flow from operations to payments on its debt and accordingly reduce funds available for operations, future business opportunities and other purposes;

    - Limit Doral's flexibility in planning for, or reacting to changes in its business and the industries in which it competes; and

    - Place Doral at a competitive disadvantage compared to its competitors who have less debt.

    Doral's ability to make scheduled payments or refinance its debt obligations will depend on its future financial and operating performance, which will be affected by prevailing economic conditions, financial, business and other factors. Some of these factors will be beyond its control. Doral's operating results, cash flow and capital resources may not be sufficient to pay its indebtedness. If its operating results, cash flow or capital resources prove inadequate, Doral could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt and other obligations. If Doral is unable to service its debt, it could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance its debt or seek additional equity capital. In these circumstances Doral may not be able to effect any of these actions on terms satisfactory to Doral, if at all.

    Doral's continued growth will depend, in part, on its ability to maintain and expand its facilities and to engage in successful real estate development. To the extent that Doral is unable to do so with cash generated from operations, or through borrowed funds or additional equity investments, the growth and financial health of its business could be impaired.

RESTRICTIONS IMPOSED BY DORAL'S DEBT AGREEMENTS MAY SIGNIFICANTLY LIMIT ITS ABILITY TO EXECUTE ITS BUSINESS STRATEGY AND INCREASE THE RISK OF DEFAULT UNDER ITS DEBT OBLIGATIONS.

    Doral's 12% senior subordinated notes due 2006, the new credit agreement governing its senior secured credit facility and the senior secured credit agreements of Doral's real estate development subsidiary do or will contain a number of covenants which may significantly limit Doral's and its subsidiaries' ability to, among other things:

    - Borrow additional money;

    - Make capital expenditures and other investments;

    - Pay dividends;

    - Merge, consolidate or dispose of assets;

    - Enter into transactions with related entities;

    - Incur additional liens; and

    - Refinance junior indebtedness.

    It will be an event of default under Doral's 12% senior subordinated notes and the new credit agreement for its senior secured credit facility if it experiences change of control events, including a sale of all or substantially all of its assets, the replacement of more than one-third of its board members or the beneficial ownership by any person or group other than Mr. Otten, trusts controlled by him and Oak Hill and some parties related to it of more than the greater of 35% of the voting power of Doral's capital stock or the combined voting power of the permitted holders.

    In addition, Doral's new senior secured credit agreement and the senior secured credit agreements of its real estate development subsidiary will contain financial maintenance covenants. If Doral or a subsidiary fail to comply with these covenants, it will be in default under that credit agreement. A default, if not waived, could result in acceleration of Doral's or that subsidiary's indebtedness, in which case the debt would become immediately due and payable. If this occurs, Doral and its subsidiaries may not be able to repay their debts or borrow sufficient funds to refinance them. Even if new financing is available, it may not be on terms that are acceptable to Doral. In addition, complying with these covenants may cause Doral and its subsidiaries to take actions that they otherwise would not take, or not take actions that they otherwise would take.

DORAL MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER.

    The success of the merger will depend, in part, on Doral's ability to realize the anticipated growth opportunities and synergies from combining the businesses of MeriStar and American Skiing. MeriStar and American Skiing will, prior to the completion of the merger, continue to operate independently, although integration efforts will be proceeding pending the stockholder approvals requested in this joint proxy statement and prospectus. The integration process may result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that may adversely affect Doral's ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

IF DORAL IS UNABLE TO IDENTIFY ADDITIONAL APPROPRIATE REAL ESTATE DEVELOPMENT OPPORTUNITIES AND TO ARRANGE THE FINANCING NECESSARY TO COMPLETE THESE DEVELOPMENTS, ITS CONTINUED GROWTH COULD BE IMPAIRED.

    Doral will continually evaluate potential real estate development opportunities. Any future developments will be financed through a combination of internally generated funds, additional bank borrowings from existing and new credit facilities and public offerings or private placements of equity or debt securities. The nature of any future financing will depend on factors such as the size of the particular development and Doral's capital structure at the time of a development project. Doral may not be able to identify appropriate new development opportunities, particularly in light of its high level of indebtedness after the merger, and necessary financing may not be available on suitable terms, if at all. If Doral is unable to continue real estate development, its continued growth could be impaired.

IF DORAL FAILS TO MANAGE ITS GROWTH, ITS BUSINESS, FINANCIAL CONDITION AND PROSPECTS COULD BE SERIOUSLY HARMED.

    The businesses operated by both American Skiing and MeriStar have experienced rapid and substantial growth since 1994 and may continue to do so following the merger. This growth has placed, and could continue to place, a significant strain on Doral's management, employees and operations. This growth has increased operating complexities and the level of responsibility for management. Doral's ability to compete effectively and to manage recent and future growth effectively will depend on its ability to implement and improve financial and management information systems on a timely basis and to effect changes in its business, such as implementing internal controls to handle the increased size of its operations and hiring, as well as training, developing and managing an increasing number of experienced management-level and line employees. In order for the merger to be successful, Doral must integrate the operations of MeriStar and American Skiing and manage geographically dispersed operations. Among the challenges involved in this integration is demonstrating to American Skiing's and MeriStar's customers that the merger will not result in an adverse change in customer service standards or business focus and persuading their personnel that the two business cultures are compatible. Unexpected difficulties in effecting the merger or other expansions, the failure to attract and retain qualified employees, or an inability to respond effectively to recent growth or planned future expansion, could adversely affect Doral's business, financial condition and results of operations.

MERGER-RELATED ACCOUNTING CHARGES MAY DELAY AND REDUCE DORAL'S PROFITABILITY.

    The MeriStar acquisition by American Skiing is being accounted for by American Skiing under the "purchase" method of accounting. Under the purchase method, the purchase price of MeriStar will be allocated to the fair value of the identifiable tangible and intangible assets and liabilities acquired from MeriStar. The excess of the purchase price over MeriStar's tangible net assets will result in intangible assets for Doral that will have to be amortized over their useful lives. As a result, Doral will incur accounting charges from the merger that may delay and reduce Doral's profitability.

THE VALUE OF THE MERGER CONSIDERATION AT THE TIME OF THE SPECIAL MEETINGS WILL NOT BE KNOWN.


    Upon the completion of the merger, MeriStar stockholders will receive 1.75 shares of American Skiing common stock for each share of MeriStar common stock and associated MeriStar stockholder right that they own. The exchange ratio of
1.75 is fixed and will not be adjusted in the event of any increase or decrease in the market price of American Skiing common stock or MeriStar common stock. As a result, the market value of American Skiing common stock MeriStar stockholders will receive in the merger could vary depending on fluctuations in the market value of the American Skiing common stock before and after the time of the merger. Conversely, because of the fixed exchange ratio, American Skiing and its stockholders will not know the value of the common stock being issued to acquire MeriStar.


    The market value of American Skiing common stock and MeriStar common stock may fluctuate because of changes in the business, operations or prospects of American Skiing and MeriStar, market assessments of the likelihood that American Skiing and MeriStar will complete the merger, the timing of the completion of the merger, general market and economic conditions and the other factors described in this section. For example, during the twelve month period ending December 31, 2000, the closing price of American Skiing common stock varied from a low of $1.19 to a high of $3.50 and ended that period at $1.44, and the closing price of MeriStar common stock varied from a low of $2.00 to a high of $3.63 and ended that period at $2.63. See "Trading Price of American Skiing and MeriStar Common Stock."

IF DORAL FAILS TO RETAIN ITS EXECUTIVE OFFICERS AND KEY PERSONNEL, ITS BUSINESS WOULD BE HARMED.

    Doral's ability to maintain its competitive position will depend to a significant extent on the efforts and ability of its senior management, particularly Leslie B. Otten, its Chairman, Paul W. Whetsell, its Chief Executive Officer, and John Emery, its Chief Financial Officer. Doral's future success and its ability to manage future growth will depend in large part upon the efforts of Messrs. Otten, Whetsell and Emery and on Doral's ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and Doral may not be successful in attracting and retaining its personnel. Doral's inability to attract and retain other highly qualified personnel may adversely affect its results of operations and financial condition. American Skiing has entered into an amended employment agreement with Mr. Otten which provides for his continued employment with Doral for a term of five years. While Doral expects to enter into employment agreements with Messrs. Whetsell, Emery and McCaslin concurrently with the merger, Doral cannot assure you that Messrs. Whetsell, Emery and McCaslin will enter into those employment agreements. In addition, it is not yet known whether the terms of these agreements will be more or less favorable to Doral than those of the existing employment agreements. For more information regarding these employment agreements, please read the section of this joint proxy statement and prospectus entitled "Management of Doral after the Merger--Employment Agreements."

THE PRINCIPAL STOCKHOLDERS OF DORAL MAY HAVE INTERESTS DIFFERENT FROM THOSE OF OTHER DORAL STOCKHOLDERS.


    Assuming the merger is completed on March 31, 2001, Oak Hill Capital Partners, L.P. and some parties related to it will own approximately 51% of Doral's common stock and will have nominated four of the 11 directors of Doral. Oak Hill and some parties related to it may have interests different from other Doral stockholders.


IF DORAL IS UNABLE TO RECEIVE PAYMENTS OR OTHER DISTRIBUTIONS FROM ITS SUBSIDIARIES, ITS ABILITY TO MEET ITS OBLIGATIONS COULD BE IMPAIRED.

    Doral's business will be operated through its subsidiaries, and its ability to pay principal and interest on debt will be dependent upon the receipt of dividends and other distributions or the payment of principal and interest on intercompany borrowings from its subsidiaries. Doral will not have, and it will not expect in the future to have, any material assets other than the common stock of its direct and indirect subsidiaries. The breach of any of the conditions or provisions under the documents governing the indebtedness of subsidiaries could result in a default which in turn could accelerate the maturity of some debt. If the maturity of that debt were accelerated, the indebtedness may be required to be paid in full before the subsidiary would be permitted to distribute any assets to the parent company. Doral's assets or those of its subsidiaries may not, in these circumstances, be sufficient to repay all of Doral's outstanding debt. In addition, state law may further restrict the payment of dividends or other distributions to Doral by its subsidiaries.

DORAL DOES NOT ANTICIPATE PAYING DIVIDENDS ON ITS COMMON STOCK FOR THE
  FORESEEABLE FUTURE.

    Doral anticipates that for the foreseeable future its earnings, if any, will be retained for use in the operation of its business and that no cash dividends will be paid on its common stock. In addition, Doral's new senior secured credit facility, its 12% senior subordinated notes and the certificate of designation governing its new 14% preferred stock will contain restrictive covenants, which will limit Doral's ability to make dividend payments or other distributions on its equity interests. Declaration of dividends on Doral common stock will depend upon, among other things, future earnings, the operating and financial condition of Doral, its capital requirements and general business conditions.

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
SOME OF DORAL'S SHAREHOLDERS ARE LIKELY TO SELL SHARES FOLLOWING THE MERGER, WHICH MAY DEPRESS DORAL'S STOCK PRICE.

    Sales of substantial amounts of Doral common stock or the perception that such sales could occur may adversely affect the market price for Doral common stock. These sales include sales of Doral common stock issued in connection with the merger or outstanding stock options. All of the Doral common stock to be issued in connection with the merger will be freely transferable, except for the shares of MeriStar common stock to be held by people deemed to be affiliates of MeriStar under Rule 145 under the Securities Act. The following shares of Doral common stock to be issued in the recapitalization of American Skiing will be subject to a registration rights agreement providing for demand, shelf and piggyback registration rights until the time their shares can be sold without restriction under Securities Act Rule 144:

    - The shares of Doral common stock issued to Leslie Otten upon conversion of his shares of American Skiing Class A common stock; and

    - The shares of Doral common stock issued to Oak Hill upon conversion of its shares of American Skiing Series B preferred stock and as repayment of the $13.0 million loans to American Skiing's real estate development subsidiary.

    Mr. Otten has informed management of his intention to cause Doral to file a shelf registration statement on his behalf under which he may sell up to 5 million shares of Doral common stock within a year following the effective date of that shelf registration statement.

    In addition, Madeleine LLC, in connection with the recapitalization, will receive, as partial consideration for the conversion of its existing Series A preferred stock into the new 14% preferred stock, a number of shares of common stock, further increasing the amount of Doral common stock available for resale. Assuming the merger is completed on March 31, 2001, approximately 4.9 million shares of common stock will be issued to Madeleine.

    For more information regarding the registration rights agreement, please read the section of this joint proxy statement and prospectus entitled "Description of Related Agreements--Registration Rights Agreement."

THE ANTI-TAKEOVER DEFENSE PROVISIONS OF DORAL'S CHARTER DOCUMENTS AND THE LARGE OWNERSHIP STAKE OF OAK HILL MAY DETER POTENTIAL ACQUIRORS AND DEPRESS DORAL'S STOCK PRICE.

    Oak Hill's large ownership stake in Doral following the merger may have the effect of making it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of Doral. In addition, Doral's certificate of incorporation and bylaws will contain provisions that could have the same effect. These provisions include the following:

    - Doral will be able to issue preferred shares with rights senior to its common stock;

    - Its bylaws will prohibit action by written consent of the stockholders, and stockholders may not call special meetings;

    - Its certificate of incorporation and bylaws will provide for a classified board of directors;

    - Removal of directors only for cause and upon the vote of two-thirds of the outstanding shares of Doral common stock; and

    - Its bylaws will require advance notice for nomination of directors and for shareholder proposals.

                                       27
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   RISK FACTORS RELATED TO THE BUSINESS CURRENTLY OPERATED BY AMERICAN SKIING

IF DORAL'S SKIING AND RESORT BUSINESS DOES NOT PERFORM WELL DURING PEAK SEASONAL PERIODS, ITS RESULTS OF OPERATIONS ARE LIKELY TO BE NEGATIVELY AFFECTED.

    Ski resort operations are highly seasonal. Over the last five fiscal years, American Skiing has realized an average of approximately 88% of its resort revenues and over 100% of resort cash flows and net income during the period from November through April. A significant portion of resort revenue and approximately 20% of annual skier visits were generated during the Christmas and Presidents Day vacation weeks. In addition, American Skiing's resorts typically have experienced operating losses and negative cash flows for the period from May to October.

    A high degree of seasonality in the revenues from the skiing and resort business will increase the impact of some events on operating results. Adverse weather conditions, access route closures, equipment failures, and other developments of even moderate or limited duration occurring during its peak business periods could reduce the skiing and resort business' revenues. Adverse weather conditions can also increase power and other operating costs associated with snowmaking or could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Furthermore, unfavorable weather conditions, regardless of actual skiing conditions, can result in decreased skier visits.

DORAL'S SKIING AND RESORT BUSINESS WILL REQUIRE SIGNIFICANT CAPITAL EXPENDITURES. THESE EXPENDITURES WILL NOT, HOWEVER, GUARANTEE IMPROVED RESULTS.

    The development of ski resorts is capital intensive. For example, a key element of American Skiing's strategy in the past has been attracting additional skiers through investment in on-mountain capital improvements. A lack of available funds for capital expenditures could have a material adverse effect on Doral's ability to implement its operating strategy. American Skiing conducts, and Doral intends to continue to conduct, real estate development through special purpose subsidiaries and to finance these activities through non-recourse or subordinated debt. Doral intends to finance capital improvements through internally generated funds, non-recourse financing and proceeds from the offering of debt and equity. Sufficient funds may not be available to fund these capital improvements or real estate development. Moreover, these capital improvements may not attract additional skiers or generate additional revenues.

IF THE REAL ESTATE DEVELOPMENT REVENUES ARE NEGATIVELY AFFECTED BY ONE OR MORE PARTICULAR RISKS, ITS RESULTS OF OPERATIONS COULD SUFFER.

    Doral's ability to generate revenues from real estate development activities could be adversely affected by a number of factors, including:

    - Its ability to successfully market its resorts;

    - The national and regional economic climate;

    - Local real estate conditions such as an oversupply of space or a reduction in demand for real estate;

    - Costs to satisfy environmental compliance and remediation requirements associated with new development or renovation and ongoing operations;

    - The attractiveness of the properties to prospective purchasers and tenants;

    - Competition from other available property or space;

    - Its ability to obtain all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations, and

    - Changes in real estate, zoning, land use, environmental or tax laws.

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
Many of these factors will be beyond Doral's control. In addition, real estate development will depend on receiving adequate financing on suitable terms. There can be no assurance as to the availability or possible terms of any potential future financing. Doral's real estate subsidiaries will not have the financing available to complete all of their planned real estate development. In addition, these efforts entail risks associated with development and construction activities, including cost overruns, shortages of materials or skilled labor, labor disputes, unforeseen environmental or engineering problems, work stoppages, and natural disasters, any of which could delay construction and result in a substantial increase in Doral's costs.

    In addition, a material portion of Doral's real estate development business will be conducted within the interval ownership industry. As a result, any changes which already affect the interval ownership industry, such as an oversupply of interval ownership units, a reduction in demand for interval ownership units, changes in travel and vacation patterns, changes in governmental regulations relating to the interval ownership industry, increases in construction costs or taxes and tightening of financing availability, could have a material adverse effect on Doral's real estate development business.

IF THERE ARE ANY DECLINES IN REGIONAL OR NATIONAL ECONOMIC CONDITIONS, THE RESULTS OF OPERATIONS OF DORAL'S SKIING AND RESORT BUSINESS COULD BE ADVERSELY AFFECTED.

    The skiing and real estate development industries are cyclical in nature and are particularly vulnerable to shifts in regional and national economic conditions. Skiing and vacation unit ownership are discretionary recreational activities entailing relatively high costs of participation, and any decline in the regional or national economies where Doral's skiing and resort business operates could adversely impact its skier visits, real estate sales and revenues. Accordingly, Doral's financial condition, particularly in light of its highly leveraged condition, could be adversely affected by any weakening in the regional or national economy.

IF DORAL'S SKIING AND RESORT BUSINESS FAILS TO REMAIN COMPETITIVE IN ITS INDUSTRY, IT MAY FACE DIFFICULTIES IN MAINTAINING ITS CUSTOMER BASE.

    The skiing industry is highly competitive and capital intensive. The competitors of Doral's skiing and resort business will include major ski resorts throughout the United States, Canada and Europe as well as other worldwide recreation resorts, including warm weather resorts and various alternative leisure activities. The competitive position of Doral's skiing and resort business will depend on a number of factors, such as its proximity to population centers, the availability and cost of transportation to and within a resort, natural snowfall, the quality and coverage of snowmaking operations, resort size, the attractiveness of terrain, lift ticket prices, prevailing weather conditions, the appeal of related services, the quality and the availability of lodging facilities, and resort reputation. In addition, some of the competitors have a greater competitive position and relative ability to withstand adverse developments. The competitors of Doral's skiing and resort business may be successful in capturing a portion of its present or potential customer base.

IF DORAL FAILS TO COMPLY WITH ENVIRONMENTAL AND LAND USE REGULATIONS, ITS RESORT OPERATIONS AND REAL ESTATE DEVELOPMENT COULD BE ADVERSELY AFFECTED.

    Doral's skiing and resort business will be subject to a wide variety of federal, state and local laws and regulations relating to land use and development and to environmental compliance and permitting obligations, including those related to the use, storage, discharge, emission and disposal of hazardous materials. Any failure to comply with these laws could result in capital or operating expenditures or the imposition of severe penalties or restrictions on Doral's operations that could adversely affect its present and future resort operations and real estate development. In addition, these laws and regulations could change in a manner that materially and adversely affects Doral's ability to conduct its business or to implement desired expansions and improvements to its facilities.

IF ANY LEASE OR FOREST SERVICE PERMIT UNDER WHICH DORAL OPERATES ITS SKI RESORTS WERE TERMINATED OR OTHERWISE ADVERSELY MODIFIED, DORAL'S RESULTS OF OPERATIONS COULD SUFFER.

    Doral's skiing and resort business will continue to lease a significant portion of the land underlying its ski resorts or uses them pursuant to renewable permits or licenses. If any of these arrangements were terminated or not renewed on expiration, or renewed on terms materially less favorable to it, Doral's ability to possess and use the land would be impaired. A substantial portion of the skiable terrain at American Skiing's Attitash Bear Peak, Sugarbush, Mount Snow/Haystack, Steamboat and Heavenly ski resorts is federal land that is used under the terms of permits with the United States Forest Service. The permits give the Forest Service the right to review and comment on the location, design and construction of improvements in the permit area and on other operational matters. The permits can also be terminated or modified by the Forest Service to serve the public interest or in the event Doral fails to perform any of its obligations under the permits. A termination or modification of any of Doral's permits could have a material adverse effect on its results of operations.

IF THE WATER SUPPLY FOR DORAL'S SKIING AND RESORT BUSINESS WERE DISRUPTED, DORAL'S SNOWMAKING CAPABILITIES AND OPERATIONS WOULD BE ADVERSELY AFFECTED.

    The operations and anticipated growth of Doral's skiing and resort business will be heavily dependent upon the ability, under applicable federal, state and local laws, regulations, permits and licenses or contractual arrangements, to have access to adequate supplies of water with which to make snow and otherwise conduct its operations. Applicable laws and regulations may change in a manner that could have an adverse effect on Doral's business. Moreover, important permits, licenses or agreements may not be renewed, or may be cancelled, or, if renewed, may be renewed on terms less favorable to it. Any failure to have access to adequate water supplies to support the skiing and resort business' current operations and anticipated expansion would have a material adverse effect on its business and operating results.

      RISK FACTORS RELATED TO THE BUSINESS CURRENTLY OPERATED BY MERISTAR

DORAL'S RELATIONSHIP WITH MERISTAR HOSPITALITY CORPORATION MAY LEAD TO CONFLICTS OF INTERESTS THAT ADVERSELY AFFECT YOUR INTERESTS.

GENERAL CONFLICTS OF INTERESTS

    MeriStar has historically had a close business relationship with a real estate investment trust, MeriStar Hospitality Corporation, and the relationship between Doral's hotel management subsidiary and MeriStar Hospitality will continue to be close. Doral and MeriStar Hospitality will have three common board members and several common senior executives. Doral's hotel management subsidiary and MeriStar Hospitality will continue to operate in a relationship governed by an intercompany agreement which will restrict each party from taking advantage of some business opportunities without first presenting those opportunities to the other party.

    In its relationship with the hotel management subsidiary as manager of its hotels, MeriStar Hospitality may have conflicting views on the manner in which the hotels are operated and managed, as well as lease arrangements, acquisitions and dispositions. As a result, the directors and senior executives of Doral and its hotel management subsidiary, who may serve in similar capacities at MeriStar Hospitality, may well be presented with several decisions which provide them the opportunity to benefit MeriStar Hospitality to the detriment of Doral or benefit Doral to the detriment of MeriStar Hospitality. Potential conflicts of interest will be present in all of the numerous transactions among Doral, Doral's hotel management subsidiary and MeriStar Hospitality.

RESTRICTIONS ON BUSINESS AND FUTURE OPPORTUNITIES

    So long as the intercompany agreement with MeriStar Hospitality is in effect, Doral will be prohibited from making real property investments that a real estate investment trust could make unless MeriStar Hospitality is first given the opportunity, but elects not to pursue the activities or investments. Under the intercompany agreement, Doral has agreed not to acquire or make investments in real estate, including investments in hotel properties, real estate mortgages, real estate derivatives or entities that invest primarily in real estate assets, unless it has notified MeriStar Hospitality of the acquisition or investment opportunity, in accordance with the terms of the intercompany agreement, and MeriStar Hospitality has determined not to pursue the acquisition or investment.

    Doral will be permitted, however, to:

    - Engage in development activities on land already owned or leased by it or subject to a lease or purchase option in favor of Doral;

    - Acquire or invest in hospitality property to be operated under a trade name owned by Doral or its affiliates under which five or more hospitality properties are then operated; and

    - Make limited minority investments or contributions as part of a lease or management arrangement with a party that is not an affiliate of Doral in a bona-fide arms-length transaction, if the investment or contribution does not materially impact Doral's financial and legal qualifications to manage properties owned by MeriStar Hospitality and its affiliates.

    The intercompany agreement will generally grant Doral's hotel management subsidiary the right of first refusal to become the manager of any real property acquired by MeriStar Hospitality as to which MeriStar Hospitality determines that, consistent with MeriStar Hospitality's status as a real estate investment trust, its affiliate that is the lessee of such property is required to enter into a management arrangement with an unaffiliated third party. This opportunity will be available to Doral's hotel management subsidiary only if MeriStar Hospitality determines that Doral's hotel management subsidiary is qualified to be the manager and MeriStar Hospitality decides not to operate the property under a trade name not owned by Doral or its affiliates. Because of the provisions of the intercompany agreement, the nature of Doral's hotel management subsidiary's business and the opportunities it may pursue will be restricted.

CONFLICTS RELATING TO SALE OF HOTELS SUBJECT TO MANAGEMENT AGREEMENTS

    MeriStar Hospitality will generally be required to pay a termination fee to Doral's hotel management subsidiary if it elects to sell or transfer a hotel to a person or entity that is not an affiliate of MeriStar Hospitality or if it elects to permanently close a hotel after a casualty and does not replace it with another hotel with a management fee equal to that payable under the management agreement to be terminated. Where applicable, the termination fee will equal the present value of the management fees payable during the remainder of the existing term of the management agreement, as determined based on fees payable during the previous twelve months. A decision to transfer a hotel may, therefore, have significantly different consequences for Doral and MeriStar Hospitality.

IF DORAL IS UNABLE TO PURSUE NEW GROWTH OPPORTUNITIES THROUGH ITS RELATIONSHIP WITH MERISTAR HOSPITALITY, DORAL'S HOTEL MANAGEMENT BUSINESS COULD BE NEGATIVELY AFFECTED.

    Because of the terms of the intercompany agreement with MeriStar Hospitality, Doral's hotel management subsidiary will be highly dependent on MeriStar Hospitality. If MeriStar Hospitality in the future fails to qualify as a real estate investment trust, it could have a substantial adverse effect on those aspects of Doral's hotel management subsidiary's business operations and business opportunities that are dependent upon MeriStar Hospitality. For example, if MeriStar Hospitality ceases to qualify as a real estate investment trust, the requirements in the intercompany agreement that MeriStar Hospitality enter into management agreements with Doral's hotel management subsidiary would cease.

In that case, MeriStar Hospitality would have the right to operate a newly acquired property itself. Doral's hotel management subsidiary, however, would remain subject to all of the limitations on its operations contained in the existing management agreements. In addition, although it is anticipated that the management agreements involving Doral's hotel management subsidiary generally will be assigned to any person or entity acquiring the fee or leasehold interest in a hotel property from MeriStar Hospitality or its affiliates, Doral's hotel management subsidiary could lose its rights under any such management agreement upon the expiration of the agreement. The likelihood of a sale of the hotel properties could possibly increase if MeriStar Hospitality fails to qualify as a real estate investment trust. In addition, if there is a change in the Internal Revenue Code that would permit MeriStar Hospitality or one of its affiliates to operate hotels without adversely affecting MeriStar Hospitality's status as a real estate investment trust, MeriStar Hospitality would not be required to enter into future renewals of its management agreements.

    Also, if Doral's hotel management subsidiary and MeriStar Hospitality do not negotiate a mutually satisfactory management arrangement within 30 days, generally, after MeriStar Hospitality provides the hotel management subsidiary with written notice of the management opportunity, MeriStar Hospitality may offer the opportunity to others for a period of one year before it must again offer the opportunity to the hotel management subsidiary.

IF THE PERFORMANCE OF DORAL'S HOTEL MANAGEMENT SUBSIDIARY WERE NEGATIVELY AFFECTED BY ONE OR MORE OF A VARIETY OF RISKS RELATED TO THE LODGING INDUSTRY, ITS RESULTS OF OPERATIONS COULD SUFFER.

OPERATING RISKS

    Various factors could adversely affect the ability of Doral's hotel management subsidiary to generate revenues on which its management fee will be based. The business of Doral's hotel management subsidiary will be subject to all of the operating risks inherent in the lodging industry. These risks include the following:

    - Changes in general and local economic conditions;

    - Cyclical overbuilding in the lodging industry;

    - Varying levels of demand for rooms and related services;

    - Competition from other hotels, motels and recreational properties, some of which may have greater marketing and financial resources than MeriStar Hospitality or Doral;

    - Dependence on business and commercial travelers and tourism, which may fluctuate and be seasonal;

    - The recurring need for renovations, refurbishment and improvements of hotel properties;

    - Changes in governmental regulations that influence or determine wages, prices and construction and maintenance costs; and

    - Changes in interest rates and the availability of credit.

    Demographic, geographic or other changes in one or more of the markets of Doral's hotel management subsidiary could impact the convenience or desirability of the sites of some hotels or guest accommodation apartments, which would in turn affect the operations of those hotels or flexible accommodations. In addition, due to the level of fixed costs required to operate full-service hotels, significant expenditures necessary for the operation of hotels generally cannot be reduced when circumstances cause a reduction in revenue.

SEASONALITY

    The lodging industry is seasonal in nature. Generally, hotel revenues are greater in the second and third calendar quarters than in the first and fourth calendar quarters although this may not be true for hotels in major tourist destinations. Revenues for hotels in tourist areas generally are substantially greater during tourist season than other times of the year. Seasonal variations in revenue at the hotels leased or managed by Doral's hotel management subsidiary can be expected to cause quarterly fluctuations in the revenues of the hotel management subsidiary. Quarterly earnings also may be adversely affected by events beyond Doral's control, such as extreme weather conditions, economic factors and other considerations affecting travel.

FRANCHISING

    In connection with terminating or changing the franchise affiliation of a hotel, the owner of the hotel may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operation or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. Franchise agreements covering the hotels managed or leased by Doral's hotel management subsidiary expire or terminate, without specified renewal rights, at various times and have differing remaining terms. As a condition to renewal, these franchise agreements frequently contemplate a renewal application process, which may require substantial capital improvements to be made to a hotel which are the owner's responsibility. Doral's hotel management subsidiary intends to develop its own Doral brand name in multiple locations. It is difficult to assess the impact, if any, that this brand name development will have on the ability of Doral's hotel management subsidiary to maintain existing franchise licenses and obtain additional franchises.

COMPETITION IN THE LODGING INDUSTRY

    The lodging industry and the flexible accommodation service market are highly competitive. There is no single competitor or small number of competitors of Doral's hotel management subsidiary that will be dominant in the industry. Doral's hotel management subsidiary will operate in areas that contain numerous competitors, some of which may have substantially greater resources than it, including better access to apartment communities and the ability to accept more risk than it will be able to manage. Competition in the lodging industry is based generally on location, availability, room rates or accommodations price, range and quality of services and guest amenities offered. New or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which Doral's hotel management subsidiary will compete, thereby adversely affecting its operations and the number of suitable business opportunities.

LEASING ARRANGEMENTS

    The BridgeStreet corporate housing division of Doral's hotel management subsidiary, which will provide flexible accommodation services, intends to continue to lease substantially all of its accommodations through flexible, short term leasing arrangements with property managers in order to match its supply of accommodations with client demand. Because its only access to apartment communities will be through leasing arrangements, the corporate housing division will be dependent upon its relationships with property managers in order to conduct its operations effectively. While the corporate housing division will strive to develop strong relationships with property managers to ensure it has a reliable supply of high-quality, conveniently-located accommodations, there is no assurance that, in the event these relationships were to deteriorate or fail to develop, the corporate housing division would be able to satisfactorily meet client demand requirements of Doral's hotel management subsidiary. This in turn could negatively impact the results of operations.

COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate contaminated property, may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. The operation and removal of underground storage tanks are also regulated by federal and state laws. In connection with the ownership and operation of hotels, MeriStar Hospitality, Doral's hotel management subsidiary or Doral could be held liable for the costs of remedial action for regulated substances and storage tanks and related claims. Activities have been undertaken to close or remove storage tanks located on the property of several of the hotels of Doral's hotel management subsidiary.

GOVERNMENTAL REGULATION

    A number of states regulate the licensing of hotels and restaurants, including liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. MeriStar believes that it is substantially in compliance with these requirements or, in the case of liquor licenses, that it has or will promptly obtain the appropriate licenses. Managers of hotels and providers of flexible accommodation services are also subject to employment laws, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the hotels and corporate housing units of Doral's hotel management subsidiary and could otherwise adversely affect Doral's results of operations or financial condition.

    Under the Americans with Disabilities Act, or ADA, all public accommodations are required to meet federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in ADA required upgrades to MeriStar Hospitality's hotels, a determination that the hotels of Doral's hotel management subsidiary or the units leased by its corporate housing division are not in compliance with the ADA could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants.

FLUCTUATIONS IN THE REAL ESTATE MARKET BEYOND THE CONTROL OF DORAL'S HOTEL MANAGEMENT SUBSIDIARY MAY AFFECT ITS REVENUES AND MANAGEMENT FEES.

    Doral's hotel management subsidiary will operate hotels for MeriStar Hospitality and other hotel owners under management agreements and will lease hotels from other hotel owners. MeriStar Hospitality has the right to terminate a management agreement upon the sale of a hotel to a person or entity that is not an affiliate of MeriStar Hospitality or if Doral's hotel management subsidiary consistently fails to follow operational instructions. The underlying value of the operations and income of Doral's hotel management subsidiary will be dependent upon its ability to operate the hotels in a manner sufficient to maintain or increase revenues and to generate sufficient revenue in excess of operating expenses to meet or exceed operating profit projections for the hotels. Many of these risks are beyond the control of Doral's hotel management subsidiary and may be more significant because it will operate only within the hospitality industry.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Any statements in this document about Doral's, American Skiing's or MeriStar's expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "expect," "will continue," "anticipate," "estimate," "intend," "plan," "projection," "would" and "outlook." Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this joint proxy statement and prospectus. In addition to the risks related to the businesses of Doral, American Skiing and MeriStar and the factors relating to the merger described under "Risk Factors," factors that could cause actual results to differ materially from those described in the forward-looking statements include:

    - The ability of the companies to complete the merger and Doral's ability to manage rapid and substantial growth that could place a significant strain on management, employees and operations;

    - Significant leverage and uncertainties associated with obtaining additional financing for future real estate projects and to undertake future capital improvements;

    - Demand for, and costs associated with, real estate development and hotel rooms, changes in market conditions affecting the interval ownership industry, seasonality of resort and hotel revenues and fluctuations in operating results;

    - Changes in laws and regulations applicable to the companies, including federal, state or local land use regulations, regulations relating to marketing and shares of quartershare interests and laws governing the taxation of real estate investment trusts;

    - Failure to renew essential business leases and forest service permits;

    - Competition from other hospitality companies, pricing pressures and variations in lease rental rates;

    - Litigation involving antitrust, consumer and other issues; and

    - Loss of any executive officer or failure to hire and retain highly qualified employees.

    These factors and the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this joint proxy statement and prospectus. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and each of the companies undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict which will arise. In addition, each of the companies cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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                      THE AMERICAN SKIING SPECIAL MEETING

GENERAL


    This joint proxy statement and prospectus is being furnished in connection with the solicitation by the board of directors of American Skiing of proxies from the holders of American Skiing capital stock for use at the American Skiing special meeting. The special meeting will be held at the Jordan Grand Hotel, Newry, Maine 04261, on March 23, 2001, at 4:00 p.m., local time. American Skiing is first mailing this document, the attached notice of special meeting of stockholders and the enclosed voting form to American Skiing's stockholders on or about February 26, 2001.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING; REQUIRED VOTES

    At the American Skiing special meeting, American Skiing stockholders will be asked:

    1. To consider and approve the issuance of shares of American Skiing common stock in connection with the merger;

    2.  To consider and adopt new employee benefits plans;

    3. To consider, approve and adopt a proposal to amend and restate the certificate of incorporation and bylaws of American Skiing as provided in the merger agreement which provides for, among other things, a staggered board, an increase in the authorized number of shares of capital stock to 300 million, of which 299 million will be common stock and 1 million will be preferred stock, and the renaming of American Skiing as "Doral International, Inc.";

    4.  To elect a new board of directors; and

    5. To transact any other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.


The proposal relating to amendment of the certificate of incorporation under clause 3 above requires the affirmative vote of holders of a majority of the outstanding shares of American Skiing common stock on an as-converted basis. Approval of all other proposals requires a majority of votes cast at the special meeting.



    Approval of all the proposals listed above is a condition to closing of the merger. Therefore, if you vote against any one of the proposals, this could have the effect of a vote against the other proposals and the merger. Should any of these proposals not be approved by a vote of the stockholders at the special meeting, or if the stockholders of MeriStar vote against the merger at MeriStar's special meeting, then both parties will be entitled to terminate the merger agreement. If for this or any other reason the merger is not consummated, none of the above proposals will be adopted. In that event, the board of directors and capitalization of American Skiing would remain as they were before the special meeting.


    In addition, the recapitalization and amendments to the American Skiing certificate of incorporation which relate to the recapitalization and are contemplated by the merger agreement require the affirmative votes of holders of a majority of American Skiing's Series A preferred stock, voting as a single class, and the affirmative votes of holders of a majority of American Skiing's Series B preferred stock, voting as a single class. All of the holders of the Series A and Series B preferred stock have agreed to vote in favor of those proposals.

    American Skiing knows of no matter to be brought before the American Skiing special meeting other than the matters listed above. If any other business should properly come before the special meeting, the persons named in the voting form will vote in their discretion.

    THE BOARD OF DIRECTORS OF AMERICAN SKIING, OTHER THAN MEMBERS WHO VOLUNTARILY RECUSED THEMSELVES FROM VOTING, HAS UNANIMOUSLY DETERMINED, BASED IN PART ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF ITS BOARD OF DIRECTORS, THAT THE TRANSACTIONS RELATING TO THE MERGER AND RECAPITALIZATION, INCLUDING THE PROPOSALS DESCRIBED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS, ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, AMERICAN SKIING AND ITS STOCKHOLDERS AND RECOMMENDS THAT THE AMERICAN SKIING STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF EACH OF THE PROPOSALS DESCRIBED ABOVE.

RECORD DATE; QUORUM; SHARES OUTSTANDING AND ENTITLED TO VOTE


    The American Skiing board has fixed the close of business on February 21, 2001 as the record date for the American Skiing special meeting. Accordingly, only holders of shares of American Skiing common stock, Class A common stock, Series A preferred stock and Series B preferred stock on the record date will be entitled to vote at the American Skiing special meeting and any adjournment or postponement of the meeting. At the record date, the following shares were outstanding and entitled to vote:



    - 15,748,753 shares of common stock;


    - 14,760,530 shares of Class A common stock;

    - 36,626 shares of Series A preferred stock; and

    - 150,000 shares of Series B preferred stock.


    With respect to the proposals requiring the affirmative vote of holders of a majority of the outstanding shares of common stock on an as-converted basis, the presence, in person or by proxy, of a majority of the outstanding shares of common stock, on an as-converted basis, is necessary to constitute a quorum at the American Skiing special meeting. Each share of common stock and Class A common stock is entitled to one vote with respect to each of those proposals. Each share of Series A preferred stock and Series B preferred stock is entitled to vote on an as-converted basis at the conversion price in effect as of the record date. On that basis, as of the record date, the holders of the Series A preferred stock will be entitled to approximately 3.0 million votes on those proposals, and the holders of the Series B preferred stock will be entitled to approximately 32.5 million votes on those proposals.


    THE FAILURE TO VOTE, ABSTENTIONS AND BROKER NON-VOTES WILL BE INCLUDED IN THE DETERMINATION OF SHARES PRESENT AT THE AMERICAN SKIING SPECIAL MEETING FOR PURPOSES OF DETERMINING A QUORUM, BUT WILL HAVE THE EFFECT OF A VOTE AGAINST ANY PROPOSAL THAT REQUIRES THE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES OF THAT CLASS, SUCH AS THE VOTE TO AMEND AMERICAN SKIING'S CERTIFICATE OF INCORPORATION.

SECURITY OWNERSHIP OF MANAGEMENT


    As of the record date, American Skiing's directors, executive officers and their affiliates, as a group, beneficially owned none of the currently outstanding shares of Class A common stock, none of the shares of Series A preferred stock and none of the outstanding shares of Series B preferred stock. Accordingly, American Skiing directors, executive officers and their affiliates hold shares representing 25% of the total number of shares, on an as-converted basis, of the American Skiing common stock required for the approval of the merger proposals on which holders of American Skiing common stock may vote.


VOTING AND RECAPITALIZATION AGREEMENT


    Leslie Otten, both individually and as trustee of the Albert Otten Trust for the benefit of Mildred Otten, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P., OHCP Ski, L.P., and Madeleine LLC, who together beneficially owned, as of the record date, approximately 77% of the outstanding common stock, on an as-converted basis, of American Skiing, have entered into a voting and recapitalization agreement with American Skiing and MeriStar in which they agreed, among other things, to vote all of their shares of American Skiing capital stock in favor of each of the matters to be considered at the American Skiing special meeting, including those proposals requiring a class vote by the holders of the Series A preferred stock and the Series B preferred stock. No shares of Series A or Series B preferred stock are issued and outstanding other than those that are subject to the voting and recapitalization agreement. Therefore, absent an extraordinary event, American Skiing's management believes that approval of the proposals described in this joint proxy statement and prospectus is assured.


VOTING OF PROXIES

    PROPERLY EXECUTED PROXIES THAT HAVE NOT BEEN REVOKED WILL BE VOTED AT THE SPECIAL MEETING IN ACCORDANCE WITH THE INSTRUCTIONS INDICATED IN THE PROXIES. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE VARIOUS PROPOSALS.

    Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

    Please note, however, that if an American Skiing stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the special meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder's beneficial ownership of the shares.

    If any other matters are properly presented at the special meeting, including consideration of a motion to adjourn the meeting to another time or place for the purpose of soliciting additional proxies, the persons named in the enclosed forms of proxy will have discretion to vote on those matters in accordance with their best judgment.

REVOCATION OF PROXIES

    Any proxy may be revoked by the person giving it at any time before it is voted.

    Proxies may be revoked by:

    - Filing with the secretary of American Skiing a written notice of revocation bearing a later date than the date of the proxy or giving notice of revocation at the special meeting;

    - Submitting a later-dated proxy relating to the same shares; or

    - Attending the special meeting and voting in person.

    In order to vote in person at the special meeting, American Skiing stockholders must attend the meeting and cast their votes in accordance with the voting procedures established for the meeting. Attendance at the special meeting without voting in accordance with the voting procedures will not in and of itself revoke a proxy. Any written notice of revocation either must be delivered at the special meeting or must be sent, in time to be received before the day of the special meeting, to:

       American Skiing Company
       Sunday River Access Road
       Bethel, Maine 04217
       Attention: Christopher E. Howard

SOLICITATION OF PROXIES

    American Skiing will bear the cost of the solicitation of proxies from its stockholders. American Skiing will share equally with MeriStar the expense of printing and mailing this joint proxy statement and prospectus and the material used in this solicitation of proxies. Brokerage houses, fiduciaries, nominees and others will, upon request, be reimbursed for their out-of-pocket expenses in forwarding proxy materials to the owners of American Skiing common shares held in their names. In addition to the solicitation of proxies by use of the mails, proxies may be solicited from American Skiing stockholders by directors, officers and employees of American Skiing in person or by telephone, telegraph, facsimile or other appropriate means of communication. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to these directors, officers and employees of American Skiing in connection with the solicitation. Any questions or requests for assistance regarding this joint proxy statement and prospectus and related proxy materials may be directed to:


       American Skiing Company
       Sunday River Access Road
       Bethel, Maine 04217
       Attention: Erik Preusse
       Telephone: (207) 824-8140
       Fax: (207) 824-5158


STOCKHOLDER PROPOSALS

    Under the rules of the SEC relating to when a company must include a stockholder's proposal in its proxy statement, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to American Skiing in a timely manner.

DISSENTERS' RIGHTS OF APPRAISAL

    Under Delaware law, American Skiing stockholders will not be entitled to dissenters' rights of appraisal in connection with the merger if the merger is approved or with respect to any other proposal to be voted on at the special meeting.

    THE MATTERS TO BE CONSIDERED AT THE AMERICAN SKIING SPECIAL MEETING ARE OF GREAT IMPORTANCE TO AMERICAN SKIING STOCKHOLDERS. THE AMERICAN SKIING BOARD OF DIRECTORS URGES ALL AMERICAN SKIING STOCKHOLDERS TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED VOTING FORM IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                          THE MERISTAR SPECIAL MEETING

GENERAL


    This joint proxy statement and prospectus is being furnished in connection with the solicitation by the board of directors of MeriStar of proxies from the holders of MeriStar common stock for use at the MeriStar special meeting. The meeting will be held at the Hilton Crystal City Hotel, 2399 Jefferson Davis Highway, Arlington, Virginia 22202, on March 26, 2001, at 9:00 a.m., local time. MeriStar is first mailing this document, the attached notice of special meeting of stockholders and the enclosed voting form to MeriStar's stockholders on or about on February 26, 2001.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the special meeting, MeriStar stockholders will be asked to consider, approve and adopt a merger agreement providing for a merger of a wholly-owned subsidiary of American Skiing with and into MeriStar and the other transactions contemplated by that merger agreement.

    MeriStar knows of no matter to be brought before the MeriStar special meeting other than the merger proposal. If any other business should properly come before the special meeting, the persons named in the voting form will vote in their discretion.

    THE BOARD OF DIRECTORS OF MERISTAR, OTHER THAN THE MEMBERS WHO HAVE RECUSED THEMSELVES VOLUNTARILY FROM THE VOTING UPON AND CONSIDERATION OF THE PROPOSALS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT AND UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF MERISTAR COMMON STOCK VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT.

RECORD DATE; QUORUM; REQUIRED VOTE; SHARES OUTSTANDING AND ENTITLED TO VOTE


    The MeriStar board has fixed the close of business on February 21, 2001 as the record date for the MeriStar special meeting. Accordingly, only holders of MeriStar common stock on the record date will be entitled to vote at the MeriStar special meeting and any adjournment or postponement of the meeting. At the record date, 36,034,800 shares of MeriStar common stock were outstanding and entitled to vote.


    The presence, in person or by proxy, of a majority of these shares is necessary to constitute a quorum at the MeriStar special meeting. Each share of common stock is entitled to one vote with respect to each matter to be voted on at that special meeting.

    Approval of the merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of MeriStar common stock and of the majority of the votes cast at the special meeting other than those cast by the parties to the MeriStar voting agreement described below.

    THE FAILURE TO VOTE, ABSTENTIONS AND BROKER NON-VOTES WILL BE INCLUDED IN THE DETERMINATION OF SHARES PRESENT AT THE MERISTAR SPECIAL MEETING FOR PURPOSES OF DETERMINING A QUORUM, BUT WILL HAVE THE EFFECT OF A VOTE AGAINST THE MERGER PROPOSAL.

SECURITY OWNERSHIP OF MANAGEMENT


    As of the record date, the directors and executive officers of MeriStar and their affiliates beneficially owned approximately 3.1 million of the outstanding shares of MeriStar common stock. Accordingly, MeriStar directors, executive officers and their affiliates hold shares representing approximately 8% of the outstanding shares of MeriStar common stock and 10% of the shares of MeriStar common stock that will be voting at the special meeting other than the common stock held by the parties to the MeriStar voting agreement described below.

VOTING AGREEMENT


    Oak Hill Capital Partners, L.P., Oak Hill Management Partners, L.P., FW Hospitality, L.P., Arbor Reit, L.P. and MHX Investors, L.P., who beneficially held in the aggregate as of the record date approximately 17% of the outstanding shares of MeriStar common stock, have entered into a voting agreement with MeriStar and American Skiing in which they agreed, among other things, to vote all of their shares of MeriStar common stock in favor of the merger and the other transactions contemplated by the merger agreement.


VOTING OF PROXIES

    PROPERLY EXECUTED PROXIES THAT HAVE NOT BEEN REVOKED WILL BE VOTED AT THE SPECIAL MEETING IN ACCORDANCE WITH THE INSTRUCTIONS INDICATED IN THE PROXIES. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE MERGER PROPOSAL.

    Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

    Please note, however, that if a MeriStar stockholder's shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the special meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder's beneficial ownership of the shares.

    If any other matters are properly presented at the special meeting, including consideration of a motion to adjourn the meeting to another time and place for the purpose of soliciting additional proxies, the persons named in the enclosed forms of proxy will have discretion to vote on those matters in accordance with their best judgment.

REVOCATION OF PROXIES

    Any proxy may be revoked by the person giving it at any time before it is voted.

    Proxies may be revoked by:

    - Filing with the secretary of MeriStar a written notice of revocation bearing a later date than the date of the proxy or giving notice of revocation at the special meeting;

    - Submitting a later-dated proxy relating to the same shares; or


    - Attending the special meeting and voting in person.


    In order to vote in person at the special meeting, MeriStar stockholders must attend the meeting and cast the votes in accordance with the voting procedures established for the meeting. Attendance at the special meeting without voting in accordance with the voting procedures will not in and of itself revoke a proxy. Any written notice of revocation either must be delivered at the special meeting or must be sent, in time to be received before the day of the special meeting, to:

    MeriStar Hotels & Resorts, Inc.
    1010 Wisconsin Avenue, N.W.
    Washington, D.C. 20007
    Attention: Christopher L. Bennett

SOLICITATION OF PROXIES


    MeriStar will bear the cost of the solicitation of proxies from its stockholders. MeriStar will share equally with American Skiing the expense of printing and mailing this document and the material used in this solicitation of proxies. Brokerage houses, fiduciaries, nominees and others will, upon request, be reimbursed for their out-of-pocket expenses in forwarding proxy materials to the owners of MeriStar common shares held in their names. In addition to the solicitation of proxies by use of the mails, proxies may be solicited from MeriStar stockholders by directors, officers and employees of MeriStar in person or by telephone, telegraph, facsimile or other appropriate means of communication. No additional compensation, except for reimbursement of reasonable out-of-pocket expenses, will be paid to these directors, officers and employees of MeriStar in connection with the solicitation. In addition, MacKenzie Partners, Inc., a proxy solicitation firm, has been engaged by MeriStar to act as proxy solicitor and will receive fees estimated at $7,500, plus reimbursement of out-of-pocket expenses. Any questions or requests for assistance regarding this joint proxy statement and prospectus and related proxy materials may be directed to:



MeriStar Hotels & Resorts, Inc.        MacKenzie Partners, Inc.
1010 Wisconsin Avenue, N.W.            156 Fifth Avenue
Washington, D.C. 20007                 Penthouse 3
Attention: Melissa Thompson            New York, New York 10010
Telephone: (202) 295-2228              Attention: Bob Marese
Fax: (202) 295-2230                    Telephone: (212) 929-5405


STOCKHOLDER PROPOSALS

    Under the rules of the SEC relating to when a company must include a stockholder's proposal in its proxy statement, stockholders may present proper proposals for inclusion in a company's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals to MeriStar in a timely manner.


    MeriStar will hold an annual meeting in the year 2001 in which its current stockholders would participate only if the merger has not been completed. If the merger has not been completed and MeriStar schedules a 2001 annual meeting to be held after March 26, 2001, stockholders may present a proposal for inclusion in MeriStar's proxy statement and presentation at the annual meeting a reasonable time before MeriStar begins to print and mail its proxy materials.


DISSENTERS' RIGHTS OF APPRAISAL

    Under Delaware law, MeriStar stockholders will not be entitled to dissenters' rights of appraisal in connection with the merger if the merger agreement is approved or with respect to any other proposal to be voted on at the special meeting.

    THE MATTERS TO BE CONSIDERED AT THE MERISTAR SPECIAL MEETING ARE OF GREAT IMPORTANCE TO MERISTAR STOCKHOLDERS. THE MERISTAR BOARD URGES ALL MERISTAR STOCKHOLDERS TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED VOTING FORM IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                   THE MERGER

BACKGROUND OF THE MERGER

    During the spring of 2000, MeriStar had conversations with two public hotel companies discussing transactions or strategic alliances that might be potentially beneficial to MeriStar and its stockholders. Because the contact from the two public companies did not progress to the point of any written proposal, MeriStar did not consider them significant.

    During the spring and summer of 2000, Paul Whetsell, Chairman of the Board and Chief Executive Officer of MeriStar, S. Kirk Kinsell and Steven Jorns, directors of MeriStar, some other employees of MeriStar, Richard Borisoff of Paul, Weiss, Rifkind, Wharton & Garrison, MeriStar's outside counsel, Craig Wagner of KPMG LLP, MeriStar's auditors, Bradford Bernstein, a partner of Oak Hill who is also a director of American Skiing, and an outside consultant, met three times to discuss strategic alternatives for MeriStar.

    During July 2000, Paul Whetsell and Leslie Otten, Chairman of the Board and Chief Executive Officer of American Skiing, each separately contacted representatives of Oak Hill to determine if they would object to contact between American Skiing and MeriStar relating to a potential business alliance between the two companies. Mr. Whetsell is also a director of American Skiing. MeriStar and Oak Hill preliminarily discussed the desirability of this transaction, and Oak Hill stated they would not object to contact between the two companies.

    On July 25, 2000, Mr. Whetsell met with Mr. Otten, in Boston, Massachusetts to informally discuss a potential transaction between MeriStar and American Skiing focusing upon the concept of a branded four-season leisure business. During the remainder of that week, Mr. Whetsell and Mr. Otten spoke by telephone a number of times.

    From July 25, 2000 through August 1, 2000, Mr. Otten contacted American Skiing directors and members of Oak Hill to informally discuss a potential combination of the two companies. On August 2, 2000, Mr. Whetsell, Mr. Otten and John Emery, Chief Investment Officer of MeriStar, met in Washington, D.C. to further discuss a transaction between MeriStar and American Skiing and on August 3, 2000, Mr. Whetsell, Mr. Otten and representatives of Oak Hill met in New York to continue discussions.

    On August 14, 2000, the American Skiing board of directors met by telephone to discuss the conversations among Mr. Otten and members of MeriStar's management. Messrs. Wachter and Hawkes were named to a special committee of the American Skiing board of directors to analyze the proposed transaction on behalf of American Skiing and the common stockholders of American Skiing and make a recommendation to the Board. The special committee retained Donaldson, Lufkin & Jenrette and Sullivan & Cromwell as special advisors to assist in the analysis of the proposed transaction.

    On August 15, 2000, at a regular meeting of the MeriStar board of directors, Mr. Whetsell advised the board of the discussions with American Skiing.

    On August 16, 2000, executives of MeriStar and American Skiing met at MeriStar's corporate offices in Washington, D.C. to discuss potential transaction structures, potential capital structures for the combined company and due diligence.

    From August 16, 2000 to August 22, 2000, Mr. Whetsell, Mr. Otten and some senior executives of MeriStar and American Skiing traveled on a due diligence trip to all of the American Skiing resorts and to Doral Palm Springs. Throughout the remainder of August and September, executives from each company established a due diligence program and schedule and conducted the due diligence process in preparation for negotiation of the definitive terms of the merger and recapitalization.

    On September 6, 2000, a telephonic meeting of the MeriStar board was held to advise the board of the status of the discussions with American Skiing since the August 15, 2000 board meeting. Daniel Doctoroff, a member of the MeriStar board and a partner at Oak Hill, recused himself from the meeting.

    During late August and September, the special committee of American Skiing's board of directors met on numerous occasions with its advisors and counsel, and American Skiing management met with counsel for American Skiing and with Oak Hill and its counsel. These discussions focused on negotiations and due diligence regarding the merger and the recapitalization, including in particular the valuation of each company and resulting exchange ratio for the merger, transaction structure, post-merger capital structure, the conversion ratio for American Skiing's Series B preferred stock and the proposed treatment of American Skiing's Series A preferred stock. Throughout this period each of the American Skiing special committee, MeriStar management, Oak Hill and their respective advisors and counsel negotiated the basic terms of the merger and the recapitalization. These negotiations included several extensive conversations between Mr. Wachter, a member of the American Skiing board of directors and its special committee, and Mr. Whetsell concerning the allocation of equity in the combined company between American Skiing stockholders and MeriStar stockholders, as well as several extensive negotiations between Mr. Wachter and Mr. Bernstein regarding the conversion ratio for the Series B preferred stock. The negotiations of American Skiing's special committee with each of MeriStar and Oak Hill were focused on maximizing the allocation of equity for the holders of American Skiing's common stock. The American Skiing special committee met formally on six occasions during the period.

    By late September, the basic structure and financial terms of the merger and recapitalization were established as among American Skiing, MeriStar and Oak Hill; however, these terms could not be finalized until negotiations with the holders of the American Skiing Series A preferred stock and the new senior lending group were concluded and definitive merger and recapitalization documents were negotiated and drafted.

    On September 28, 2000, the board of directors of American Skiing held a regularly scheduled meeting during which the special committee and management reported on the status of the proposed transaction with MeriStar. The American Skiing board took no action regarding the proposed transaction other than instructing the special committee and management to finalize negotiations with the holders of the Series A preferred stock and the senior lending group and finalize negotiation and drafting of definitive documentation for the merger and recapitalization. The American Skiing board deferred any detailed discussion of the transactions until all terms and conditions were finalized.

    On October 6, 2000, a telephonic meeting of the MeriStar board was convened. Representatives of Paul, Weiss participated in the board meeting and advised the board of the board's legal responsibilities in connection with the proposed merger. At that meeting, the MeriStar board unanimously agreed that:

    - Mr. Daniel Doctoroff, a member of the MeriStar board and a partner of Oak Hill, would recuse himself from all MeriStar board meetings while the proposed merger was progressing;

    - Mr. Whetsell, because he was also a member of American Skiing's board, would not vote as a MeriStar director on the merger; and

    - The merger agreement would require that a majority of the shares voted by stockholders other than affiliates of Oak Hill must approve the merger in addition to other requirements as specified in Delaware law and MeriStar's constitutive documents.

Mr. Doctoroff then left the meeting. Representatives of Salomon Smith Barney, MeriStar's financial advisor, then reviewed the financial aspects of the proposed transaction with the MeriStar board. Mr. Whetsell then gave a report to the board on the status of the merger discussions.

    During the months of October and November, the special committee, American Skiing management, MeriStar management, and certain members of Oak Hill and their respective counsel and financial advisors negotiated the exchange of the American Skiing Series A preferred stock, negotiated a new senior credit facility and finalized the negotiation of the definitive merger and recapitalization documentation.

    On October 31, 2000, the special committee of American Skiing held a telephonic meeting with representatives of Donaldson, Lufkin & Jenrette and Gibson, Dunn & Crutcher, LLP, special counsel to Donaldson, Lufkin & Jenrette, to discuss the status of negotiations regarding the transaction.

    On November 2, 2000, Mr. Wachter of the special committee met by telephone with representatives of Donaldson, Lufkin & Jenrette and Sullivan & Cromwell and discussed the status of management's negotiations with the holders of American Skiing's Series A preferred stock and its resulting impact on the allocation of value of the combined company among the holders of American Skiing capital stock and MeriStar capital stock.

    On November 3, 2000, a telephonic meeting of the MeriStar board was held and the board received a report from management on the status of the proposed merger. Management explained the current status of the merger agreement as well as the status of the discussions with the banks that had proposed to lead the combined company's senior secured credit facility.

    On December 1, 2000, the special committee unanimously determined that the merger and recapitalization, as described in this joint proxy statement and prospectus, was advisable, fair to and in the best interests of American Skiing and the stockholders of American Skiing, subject to the receipt of Donaldson, Lufkin & Jenrette's finalized opinion and to the resolution of the two issues described in the paragraph below.


    On December 1, 2000, the board of directors of American Skiing held a special telephonic meeting to discuss the final terms and conditions of the transaction. Messrs. Whetsell and Duquette did not participate in the meeting. Prior to the meeting, the board was provided with a summary of the proposed transaction, management's analysis of the proposed merger and current drafts of the merger document and related agreements. Donaldson, Lufkin & Jenrette reported to the board its analysis of the original exchange ratio of 1.88 and its oral opinion to the special committee, which opinion was confirmed by delivery of a written opinion dated as of December 8, 2000. The special committee delivered to the board its recommendation that the merger and recapitalization be approved, subject to the receipt of Donaldson, Lufkin & Jenrette's finalized opinion and to the resolution of two issues described below. Mr. Christopher Howard, the Executive Vice President of American Skiing and a member of the board, reported on two issues relating to the merger agreement that remained open items at the time. The first was receipt of a written commitment from two commercial lenders regarding their participation in Doral's new $285.0 million senior secured lending facility. The second was removal of a provision in the merger agreement regarding liquidated damages. Following discussion of these issues, the board of directors of American Skiing, other than members who voluntarily recused themselves from voting, unanimously determined, based in part on the recommendation of the special committee of its board of directors described above, and subject to the satisfactory resolution of the foregoing issues, that the merger and recapitalization transactions, including the proposals described in this joint proxy statement and prospectus, were advisable and fair to, and in the best interests of, American Skiing and its stockholders, and voted to recommend that the American Skiing stockholders vote for the approval and adoption of each of the proposals described in this joint proxy statement and prospectus. Messrs. Gruber, Bernstein, Janes and Crandall abstained from the vote on each of these issues.


    On December 1, 2000, a telephonic meeting of the MeriStar board was convened and the board received a report from management on the status of the proposed merger. Mr. Whetsell explained that the American Skiing board had approved the transaction earlier in the afternoon contingent on

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commitment letters being received from all the banks that would be involved in the combined company's senior secured credit facility. The MeriStar board decided to postpone its final review and vote on the transaction until the contingencies set by the American Skiing board were met.


    On December 8, 2000, a meeting of the MeriStar board was held. Mr. Whetsell stated that all contingencies set by the American Skiing board had been met except for the final commitment letter from one bank participating in the senior secured credit facility of the combined company. Mr. Whetsell stated that this final commitment letter was expected on December 9, 2000. Prior to the meeting, the members of the MeriStar board were furnished with a summary of the proposed transaction prepared by Paul, Weiss and the then current drafts of the merger agreement and the related agreements. A representative of Paul, Weiss led a discussion of this material with the board and again reviewed with the board their responsibilities in connection with the proposed merger. Salomon Smith Barney reviewed with the MeriStar board its analysis of the original exchange ratio of 1.88 and delivered to the MeriStar board its oral opinion, which opinion was confirmed by delivery of a written opinion dated December 8, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the original exchange ratio was fair, from a financial point of view, to the holders of MeriStar common stock. Mr. Whetsell then recused himself from the meeting. After due discussion and deliberation, the MeriStar board, by a unanimous vote of all directors other than Mr. Whetsell and Mr. Doctoroff, then voted that the merger was fair and in the best interests of MeriStar and its shareholders, to approve the merger and the transactions contemplated by the merger agreement and related documents and to recommend that the stockholders of MeriStar vote for the approval and adoption of the merger proposals.


    On December 9, 2000, the final commitment letter for the new senior secured credit facility was received.

    During the evening of December 10, 2000, MeriStar and American Skiing signed the merger agreement and the related agreements.

    On the morning of December 11, 2000, MeriStar and American Skiing issued a joint press release announcing the transactions.


    Following execution of the merger agreement, the parties proceeded with preparation of the appropriate filings with the Securities and Exchange Commission and other governmental agencies and initiated the necessary work to satisfy the closing conditions specified in the merger agreement.



    On January 12, 2001, MeriStar notified American Skiing that its preliminary review of its financial performance for December showed that it had not met its expectations for the fourth quarter of 2000. MeriStar also indicated that the level of management fees expected to be received in the next several periods was lower than had previously been anticipated. For a detailed description of MeriStar's fourth quarter performance see "Recent Developments" on page 16.



    During the following weeks, MeriStar's management worked towards finalizing MeriStar's fourth quarter financials and management of both MeriStar and American Skiing, together with their counsel and financial advisors, analyzed and discussed MeriStar's fourth quarter performance. Following these discussions, members of American Skiing's special committee communicated directly with MeriStar's management including a personal meeting between Paul Wachter, a member of the special committee, and Paul Whetsell on February 2, 2001. Following this meeting, the special committee proposed a reduction of the exchange ratio from 1.88 to 1.75 to account for the change to MeriStar's fourth quarter performance and anticipated future earnings results.



    MeriStar held a board meeting on February 9, 2001 to discuss the proposed reduction in the exchange ratio. After due deliberation following discussions with MeriStar's management and legal and financial advisors, MeriStar's board authorized MeriStar's management to proceed with negotiations, subject to the condition that MeriStar be granted the right to select one of the three independent


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

directors on the Doral board. MeriStar's board also requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, of the revised exchange ratio.



    The American Skiing special committee preliminarily agreed to the terms proposed by MeriStar's Board provided it received an acceptable update to the fairness opinion provided by Donaldson, Lufkin & Jenrette at the time of execution of the merger agreement.



    The parties then proceeded with drafting the amendment to the merger agreement while Donaldson, Lufkin and Jenrette and Salomon Smith Barney completed their due diligence reviews.



    On February 16, 2001 and February 20, 2001, Donaldson, Lufkin & Jenrette delivered a presentation to the Special Committee of the board of directors of American Skiing and delivered to the Special Committee its oral opinion, which opinion was confirmed by delivery of a written opinion dated as of February 21, 2001, as described below.



    MeriStar's and American Skiing's boards each met separately on February 20, 2001. At the MeriStar board meeting, Salomon Smith Barney delivered to the MeriStar board its oral opinion, which opinion was confirmed by delivery of a written opinion dated February 21, 2001, the date of execution of the amendment to the merger agreement, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the revised exchange ratio of 1.75 was fair, from a financial point of view, to the holders of MeriStar common stock. At the American Skiing board meeting, Donaldson, Lufkin & Jenrette delivered to the special committee its oral opinion, which opinion was confirmed by delivery of a written opinion dated February 21, 2001, to the effect that, as of that date and based on and subject to the matters described in its opinion, the revised exchange ratio of 1.75 was fair, from a financial point of view, to the holders of American Skiing's common stock (other than the holders of its Class A common stock). The special committee unanimously recommended to the American Skiing board that it approve the amendment to the merger agreement. After discussion and deliberation, the boards of MeriStar and American Skiing each unanimously approved the amendment to the merger agreement. Paul Whetsell did not participate in the voting of the MeriStar board of directors. Brad Bernstein, Steven Gruber, J. Taylor Crandal, William Janes, Robert Branson and Alexandra Hess did not participate in the voting of the American Skiing board of directors. The amendment was executed on February 21, 2001 and a press release describing the amendment was released by the companies on February 22, 2001.


FACTORS CONSIDERED BY AMERICAN SKIING IN RELATION TO THE MERGER; RECOMMENDATIONS OF AMERICAN SKIING'S BOARD OF DIRECTORS AND ITS SPECIAL COMMITTEE

    The board of directors of American Skiing, other than members who voluntarily recused themselves from voting, has unanimously determined, based in part on the recommendation of its special committee, that the transactions relating to the merger and recapitalization, including the proposals described in this joint proxy statement and prospectus, are advisable and fair to, and in the best interests of, American Skiing and its stockholders. Accordingly, the American Skiing board of directors, other than the members who voluntarily recused themselves from voting, recommends that the American Skiing stockholders vote FOR approval and adoption of the proposals.

    In reaching its decision, the American Skiing board of directors and the special committee of directors advising it, consulted with American Skiing's management, as well as American Skiing's and the special committee's respective legal counsel and Donaldson, Lufkin & Jenrette, and considered the following material factors:

    - The board of directors' knowledge of American Skiing and the businesses in which it competes and its belief that the greater resources which are expected to become available to American Skiing as a result of the merger are important to the long-term future of American Skiing.

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
    - The potential strategic and other benefits of the merger, including the complementary nature of various American Skiing and MeriStar businesses and the opportunity for cost savings.

    - The difficulty of obtaining additional equity financing for American Skiing and the positive effect of the combined company's increased size on its ability to raise financing and the cost of such financing.

    - The advantages resulting from generating cash flow that is both counter-seasonal to and substantially more stable than American Skiing's existing cash flow.

    - American Skiing's continuing need for liquidity, despite the issuance by American Skiing of equity to financial investors to meet cash shortages on separate occasions in 1999 and 2000.

    - The likelihood that additional equity financing for American Skiing, if any were available, would be on terms and conditions significantly detrimental to the holders of American Skiing common stock.

    - The anticipated improvement in American Skiing's ability to capitalize upon its growth and development opportunities.

    - Historical and prospective financial information with respect to American Skiing, including with respect to the impact or expected impact of American Skiing's historical and prospective financial performance on existing covenants contained in American Skiing's debt instruments.

    - The fact that the principal stockholders, who have sufficient votes to approve the proposals described in this joint proxy statement and prospectus and necessary to consummate the merger and recapitalization, have signed voting agreements, binding them to approve the proposals.

    - The fact that the merger provides for a fixed exchange ratio and, as a result, the value of the American Skiing common stock to be received by MeriStar stockholders at the effective time of the merger may be higher or lower than the value of the stock at the time the merger agreement was signed.

    - The effect of the recapitalization of American Skiing, most significantly the increase in common equity and the extension of the near term mandatory redemption of the Series A preferred stock.

    - The accounting of the merger as a purchase.

    - The possibilities for use of the Doral name for marketing and brand building purposes.

    - The entirety of the terms of the merger agreement, including those provisions regarding third party proposals, whereby the American Skiing board of directors may consider superior proposals in certain circumstances, and the potential payment of a termination fee to MeriStar, as well as the entirety of the American Skiing voting and recapitalization agreement and the MeriStar voting agreement.


    - With respect to the special committee, the analyses made by, and discussions with, Donaldson, Lufkin & Jenrette and its oral opinion, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion dated as of February 21, 2001, subsequently confirmed in writing, to the effect that, as of the date of the opinion, the exchange ratio of 1.75 shares of American Skiing common stock per share of MeriStar common stock was fair from a financial point of view to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) and that the allocation between the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock), on the one hand, and the holders of American Skiing's Series A preferred stock and Series B preferred stock and the Tranche C loans held by Oak Hill, on the other hand, of the equity securities in the combined company following the transactions contemplated by the merger agreement to be held by all stockholders of American Skiing who are stockholders immediately prior to the consummation of such transactions, was fair to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) from a financial point of view.


    - The interests that certain executive officers and directors of American Skiing may have with respect to the merger in addition to their interests as stockholders of American Skiing generally.

    In reaching the above determination, the American Skiing board and its special committee gave significant consideration to a variety of factors, including those described above. In view of the wide variety of factors bearing on its decision, the American Skiing board and its special committee did not consider it practicable to, nor did it attempt to, quantify or assign relative specific weight to the factors it considered in reaching its decision. In addition, individual directors may have given different weights to different factors. The American Skiing board and its special committee received the advice of American Skiing's senior management, as well as Donaldson, Lufkin & Jenrette and their respective independent counsel, throughout its consideration of the merger, the recapitalization and the related transactions and proposals described in this joint proxy statement and prospectus. The American Skiing board and its special committee do not intend the preceding discussion of the information and factors to be exhaustive but believe the discussion includes the material factors it considered.


    In considering the recommendation of the American Skiing board of directors to approve and adopt the proposals described in this joint proxy statement and prospectus, American Skiing stockholders should be aware that certain officers and directors of American Skiing have certain interests in the proposed merger that are different from and in addition to the interests of American Skiing stockholders generally. The American Skiing board of directors and its special committee was aware of these interests and considered them in approving the merger agreement and the merger. See "Interests of Certain Persons in the Merger" on page 64.


FACTORS CONSIDERED BY MERISTAR IN RELATION TO THE MERGER; RECOMMENDATION OF THE
  BOARD OF DIRECTORS OF MERISTAR

    The board of directors of MeriStar has determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MeriStar and its stockholders and has unanimously approved the merger agreement and the transactions contemplated by it. ACCORDINGLY, THE BOARD OF DIRECTORS OF MERISTAR, OTHER THAN THE MEMBERS WHO HAVE RECUSED THEMSELVES VOLUNTARILY FROM THE VOTING UPON AND CONSIDERATION OF THE PROPOSALS, UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF MERISTAR VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY IT.

    In reaching the above determination, the MeriStar board gave significant consideration to a variety of factors, including those described below. In view of the wide variety of factors bearing on its decision, the MeriStar board did not consider it practicable to, nor did it attempt to, quantify or assign relative specific weight to the factors it considered in reaching its decision. In addition, individual directors may have given different weights to different factors. The MeriStar board received the advice of its senior management, as well as its legal and financial advisors throughout its consideration of the merger agreement. The MeriStar board does not intend the following discussion of the information and factors to be exhaustive but believes the discussion includes the material factors it considered.

    The MeriStar board considered the following potential material factors in making its determination:

    - OPPORTUNITY TO LEVERAGE THE "DORAL" BRAND NAME. The MeriStar board of directors believes that the merger will give the combined company the opportunity to use the "Doral" brand name as a premier leisure brand in multiple locations for resorts, skiing, golf and conference centers. The MeriStar board considered the combined company's branding strategy, which will be to maintain a high level of service with the distinct and recognizable brand--Doral. As a result, the MeriStar board believes that visitors to Doral branded facilities who enjoy their experiences will be prime candidates for cross-marketing of other Doral branded facilities. For example, a visitor to a Doral golf destination could receive promotional materials and programs relating to Doral ski destinations and conference centers and have confidence that his or her experience at the other Doral destinations will be characterized by the same high level of service. The MeriStar board views the ability to cross-market different categories of Doral branded facilities as a crucial and cost-effective method of expanding the reach of the combined company's marketing initiatives and believes that cross-marketing Doral branded facilities may further decrease the degree of seasonality of the combined company's revenues.

    - ATTRACTIVE DEVELOPMENT OPPORTUNITIES. The MeriStar board believes that American Skiing's resort and real estate assets will provide MeriStar with attractive real estate development opportunities that would otherwise be difficult to achieve through organic growth of its existing business platforms. Resort properties that are suitable for development and easily accessible to visitors are, by their very nature, limited in supply. Furthermore, to acquire development properties individually would likely require large capital outlays and additional financing as well as a significant diversion of the attention of MeriStar management to potential acquisitions. In addition, there is no assurance that the time or attention spent on individual acquisitions would result in a coherent set of assets from a geographic, operational or marketing standpoint. MeriStar's board of directors believes that American Skiing provides the combined company with a coherent, geographically diverse package of development properties that provide significant ongoing growth potential for the foreseeable future without the need for additional acquisitions.

    - OPPORTUNITY FOR REVENUE GROWTH. The MeriStar board of directors believes that the merger creates the opportunity for greater revenue growth than MeriStar is likely to experience on a stand-alone basis because of the larger pool of assets, the potential for revenue growth stemming from improved management of existing assets and the ability to leverage the Doral brand name across different types of facilities through active cross-marketing of Doral facilities.

    - STRONG STRATEGIC FIT; OPPORTUNITY TO LEVERAGE MERISTAR'S CORE COMPETENCY IN A NEW BUT COMPATIBLE AREA. As a management company, MeriStar's strength lies in its ability to manage hospitality operations. American Skiing is a company dependent on the recreational hospitality business whose recent focus has been the development of resort properties. Now that many properties have been developed by American Skiing, the MeriStar board of directors believes that the merger creates the opportunity for MeriStar's management to use its skills and experience in hospitality management, purchasing, marketing and finance to manage American Skiing's assets.


    - INCREASED COMPANY SIZE AND POTENTIAL LIQUIDITY. Based on American Skiing's closing stock price as of February 20, 2001 of $1.48 and MeriStar's closing stock price as of February 20, 2001 of $2.59, the combined company would have a post-merger equity market capitalization of approximately $265 million, versus approximately $93 million for MeriStar on a stand-alone basis. The total capitalization of the combined company would be $872 million, versus $189 million for MeriStar alone. The MeriStar board believes that the larger size of the combined company could result in easier access to additional financing and greater liquidity for stockholders.



    - OPINION OF MERISTAR'S FINANCIAL ADVISOR. The MeriStar board also considered the opinion of Salomon Smith Barney, MeriStar's financial advisor, as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio provided for in the merger agreement.


    - TERMS OF THE TRANSACTION AGREEMENTS. The MeriStar board considered the entirety of the terms of the transaction agreements, including the fixed exchange ratio, the representations and warranties of the parties, the provisions regarding its ability to consider third party proposals and the termination fee provisions. Furthermore, the MeriStar board also considered that American Skiing stockholders who have a sufficient number of votes to approve the merger proposals have signed the American Skiing voting and recapitalization agreement, which requires those stockholders to vote their shares in favor of the merger proposals.

    - INCREASED LEVERAGE. Despite the recapitalization, the combined company will be leveraged to a substantially higher degree than MeriStar currently is and will be close to the limits of the amount of indebtedness and debt service obligations permitted under its credit agreements and existing indebtedness.

    - INCREASED EXPOSURE TO WEATHER EFFECTS AND SEASONALITY. Since the majority of American Skiing's cash flow is generated over a two to three month period during the winter, unseasonably warm temperatures in the eastern United States have negatively impacted resort cash flows and have strained American Skiing's capital structure. This sensitivity to adverse weather conditions makes the results of operations of the combined company more unpredictable than those of MeriStar.

    - EXPOSURE TO CHANGING CUSTOMER DEMOGRAPHICS. Skiing revenues are highly dependent on customer demographics, and marketing for ski resorts must be highly attuned to changing demographics.

    - LACK OF EXPERIENCE IN SKI RESORT OPERATIONS. Although MeriStar's management personnel have extensive experience in real estate operations and management, MeriStar currently does not manage any ski resorts.

    - DISCONTINUITIES IN ANALYST COVERAGE. The merger could result in discontinuities in securities analyst coverage, since MeriStar is currently covered by hotel analysts, and American Skiing is currently covered by leisure analysts. The combined company will likely be covered by a combination of both.


    - OWNERSHIP INTERESTS OF OAK HILL. Oak Hill Capital Partners, L.P. and some parties related to it currently control approximately 17% of MeriStar. Assuming the merger is completed on March 31, 2001, Oak Hill and some of its related parties will control approximately 51% of the outstanding capital stock of Doral.



OPINION OF FINANCIAL ADVISOR TO THE AMERICAN SKIING SPECIAL COMMITTEE



    THE FULL TEXT OF DONALDSON, LUFKIN & JENRETTE'S WRITTEN OPINION DATED FEBRUARY 21, 2001 WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX D AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. DONALDSON, LUFKIN & JENRETTE'S OPINION IS DIRECTED TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF AMERICAN SKIING AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER WITH RESPECT TO ANY MATTER RELATING TO THE PROPOSED MERGER. THE SUMMARY OF DONALDSON, LUFKIN & JENRETTE'S OPINION INCLUDED IN THIS JOINT PROXY STATEMENT AND PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.



    The special committee of the board of directors of American Skiing asked Donaldson, Lufkin & Jenrette Securities Corporation, in its role as financial advisor to American Skiing, to render an opinion to the special committee of the board of directors of American Skiing as to the fairness, from a financial point of view, to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) of the exchange ratio in the merger. The special committee of the board of directors of American Skiing also requested Donaldson, Lufkin & Jenrette to render an opinion to the Special Committee of the board of directors of American Skiing as to the fairness, from a financial point of view, to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) of the allocation between such common stockholders, on the one hand, and the holders of American Skiing's Series A preferred stock, the Series B preferred stock and the Tranche C loans, on the other hand, of the equity securities in the combined company following consummation of the transactions contemplated by the merger agreement to be held by all stockholders of American Skiing who are stockholders immediately prior to the consummation of the transactions contemplated by the merger agreement. On February 16, 2001 and February 20, 2001, Donaldson, Lufkin & Jenrette delivered a written presentation to the special committee of the board of directors of American Skiing and delivered to the special committee its oral opinion, subsequently confirmed in writing, to the effect that, as of February 21, 2001, based on and subject to the assumptions, limitations and qualifications set forth in its written opinion dated as of February 21, 2001, the exchange ratio of 1.75 in the merger pursuant to the merger agreement, as amended by the February 21, 2001 amendment, was fair to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) from a financial point of view and the allocation was fair to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) from a financial point of view. The full text of Donaldson, Lufkin & Jenrette's opinion, dated as of February 21, 2001, is attached as Appendix D to this joint proxy statement and prospectus.


    Donaldson, Lufkin & Jenrette expressed no opinion as to the price at which American Skiing common stock would actually trade at any time. Donaldson, Lufkin & Jenrette's opinion did not address the relative merits of the merger and the other business strategies considered by the American Skiing board or any committee of the American Skiing board nor did it address the American Skiing board's or any of its committee's decision to proceed with the merger. Donaldson, Lufkin & Jenrette's opinion did not constitute a recommendation to any American Skiing stockholder as to how such stockholder should vote on the merger.

    American Skiing and MeriStar determined the exchange ratio in arm's length negotiations between American Skiing and MeriStar, in which Donaldson, Lufkin & Jenrette advised the special committee of the board of directors of American Skiing. The special committee of the board of directors of American Skiing and Oak Hill Capital Partners, L.P., negotiated a conversion price for the Series B preferred stock and the Tranche C loans of $2.22 per common share in arm's length negotiations between the special committee of the board of directors of American Skiing and Oak Hill Capital Partners, L.P., in which Donaldson,
Lufkin & Jenrette advised the special committee of the board of directors of American Skiing. American Skiing and Madeleine, LLC also negotiated a conversion price for the Series A preferred stock of $2.22 per common share in accordance with the Voting and Recapitalization Agreement in arm's length negotiations between American Skiing and Madeleine, LLC. The above conversion price resulted in the allocation between the common stockholders of American Skiing other than any holders of American Skiing Class A common stock, on the one hand, and the holders of American Skiing's Series A preferred stock, the Series B preferred stock and the Tranche C loans, on the other hand, of the equity securities in the combined company following consummation of the transactions.

    The special committee of the board of directors of American Skiing selected Donaldson, Lufkin & Jenrette as its financial advisor because Donaldson, Lufkin & Jenrette is an internationally recognized investment banking firm that has substantial experience providing strategic advisory services. Donaldson, Lufkin & Jenrette was not retained as an advisor or agent to the stockholders of American Skiing or any other person. As part of its investment banking business, Donaldson, Lufkin & Jenrette is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    In arriving at its opinion, Donaldson, Lufkin & Jenrette:


    - reviewed the merger agreement, dated December 8, 2000, as amended as of February 21, 2001;


    - reviewed the American Skiing voting and recapitalization agreement, the MeriStar voting agreement and the registration rights agreement;


    - reviewed financial and other information that was publicly available or furnished to Donaldson, Lufkin & Jenrette by American Skiing and MeriStar, including information provided during discussions with their respective managements. Included in the information provided during discussions with their respective managements were certain financial projections of MeriStar for the period beginning January 1, 2001 and ending December 31, 2005 prepared by the management of MeriStar and certain financial projections of American Skiing for the period beginning August 1, 2000 and ending July 31, 2005 prepared by the management of American Skiing, as well as share ownership information on American Skiing and MeriStar, including vested and unvested options and warrants outstanding;


    - compared certain financial and securities data of American Skiing and MeriStar with various other companies whose securities are traded in public markets; and

    - conducted other financial studies, analyses and investigations as Donaldson, Lufkin & Jenrette deemed appropriate for purposes of rendering its opinion.

    Donaldson, Lufkin & Jenrette was not requested to, nor did it solicit, the interest of any persons concerning a transaction with American Skiing.

    In rendering its opinion, Donaldson, Lufkin & Jenrette relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by American Skiing, MeriStar, or their respective representatives, or that Donaldson, Lufkin & Jenrette otherwise reviewed. With respect to the financial projections supplied to Donaldson, Lufkin & Jenrette, Donaldson, Lufkin & Jenrette relied on representations that the projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of American Skiing and MeriStar as to the future operating and financial performance of American Skiing and MeriStar, respectively. Donaldson, Lufkin & Jenrette expressed no opinion with respect to these projections or the assumptions upon which they were based. Donaldson, Lufkin & Jenrette did not assume responsibility for making any independent evaluation of the assets or liabilities, or for making any independent verification of the information Donaldson, Lufkin & Jenrette reviewed. Donaldson, Lufkin & Jenrette relied as to certain legal matters on advice of counsel to American Skiing.

    Donaldson, Lufkin & Jenrette necessarily based its opinion on economic, market, financial and other conditions as they existed on, and on the information made available to Donaldson, Lufkin & Jenrette as of, the date of its opinion. Donaldson, Lufkin & Jenrette states in its opinion that, although subsequent developments may affect the conclusions reached in its opinion, Donaldson, Lufkin & Jenrette does not have any obligation to update, revise or reaffirm its opinion.

SUMMARY OF FINANCIAL ANALYSES PERFORMED BY DONALDSON, LUFKIN & JENRETTE


    The following is a summary of the financial analyses Donaldson, Lufkin & Jenrette delivered to the special committee of the American Skiing board of directors on February 16, 2001 and February 20, 2001 in connection with the preparation of Donaldson, Lufkin & Jenrette's February 21, 2001 opinion. No company or transaction Donaldson, Lufkin & Jenrette used in the analyses described below is directly comparable to MeriStar, American Skiing or the contemplated transaction. In addition, mathematical analysis such as determining the mean or median is not in itself a meaningful method of using selected company or transaction data. The analyses Donaldson, Lufkin & Jenrette performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. The information summarized in the tables which follow should be read in conjunction with the accompanying text.


ANALYSIS OF EXCHANGE RATIO

    MULTIPLES VALUATION ANALYSIS. Donaldson, Lufkin & Jenrette analyzed the market values and trading multiples of selected publicly traded hotel industry companies that Donaldson, Lufkin & Jenrette believed were reasonably comparable to MeriStar. These comparable companies consisted of:

    - Marriott International, Inc.

    - Crestline Capital Corporation

    - Choice Hotels International, Inc.


    In examining these comparable companies, Donaldson, Lufkin & Jenrette calculated the enterprise value of each company as a multiple of its respective one-year forward EBITDA which, in the case of the above three companies, refers to the projected fiscal year ended December 31, 2001 EBITDA. The enterprise value of a company is equal to the value of its fully-diluted common equity plus debt and the liquidation value of outstanding preferred stock, if any, minus cash and the value of certain other assets, including investments in unconsolidated affiliates. EBITDA means earnings before interest expense, taxes, depreciation and amortization. Forward EBITDA means the EBITDA projected for the next fiscal year end. In the case of MeriStar, Donaldson, Lufkin & Jenrette calculated the forward EBITDA for the twelve months ending June 30, 2001 to better match American Skiing's fiscal year end. All projected data for the comparable companies was obtained from Wall Street research reports and First Call, where available. Donaldson, Lufkin & Jenrette's analysis of the comparable companies yielded the following multiple ranges:



                                                       ENTERPRISE VALUE/
                                                        FORWARD EBITDA
                                                       -----------------
High.................................................         9.5x
Low..................................................         7.2x
Average..............................................         8.4x



    Based on an analysis of this data and MeriStar's projected one-year forward EBITDA and using balance sheet figures for MeriStar as of December 31, 2000, Donaldson Lufkin & Jenrette derived a reference range of multiples for MeriStar ranging from 6.0x to 7.5x and an implied equity value of MeriStar ranging from $70.9 million to $112.7 million.


    Donaldson, Lufkin & Jenrette also analyzed the market values and trading multiples of selected publicly traded resort industry companies that Donaldson, Lufkin & Jenrette believed were reasonably comparable to American Skiing. These comparable companies consisted of:

    - Intrawest Corporation

    - Vail Resorts, Inc.


    - Six Flags, Inc.


    - Boca Resorts, Inc.


    In examining these comparable companies, Donaldson, Lufkin & Jenrette calculated the enterprise value of each company as a multiple of its respective one-year forward EBITDA which, in the case of the above four companies, refers to EBITDA for projected fiscal years ended in the range of June 30,

2001 to December 31, 2001. All projected data was obtained from Wall Street research reports and First Call where available. Donaldson, Lufkin & Jenrette's analysis of the comparable companies yielded the following multiple ranges:



                                                       ENTERPRISE VALUE/
                                                        FORWARD EBITDA
                                                       -----------------
High.................................................         9.7x
Low..................................................         7.9x
Average..............................................         8.8x



    Based on an analysis of this data, American Skiing's projected results for comparable periods and valuing American Skiing's real estate segment using a discounted cash flow analysis using a discount rate of 25% for the real estate segment on a stand alone basis and using balance sheet figures for American Skiing as of December 31, 2000, Donaldson, Lufkin & Jenrette derived a reference range of multiples for American Skiing ranging from 7.5x to 9.0x and an implied equity value of American Skiing ranging from $282.6 million to $372.3 million assuming conversion of the shares of Series B preferred stock of American Skiing at their liquidation values as of October 31, 2000.



    Based on the results of the multiples valuation for the two companies, Donaldson, Lufkin & Jenrette derived implied equity ratios of American Skiing and MeriStar in the combined company ranging from 79.9%/20.1% to 76.8%/23.2%, respectively which were obtained by comparing the lowest estimated valuation of American Skiing's common equity value to the lowest estimated valuation of MeriStar's common equity value and the highest estimated valuation of American Skiing's common equity value to the highest estimated valuation of MeriStar's common equity value.



    DISCOUNTED CASH FLOW ANALYSIS. Donaldson, Lufkin & Jenrette performed a DCF analysis of the projected cash flows of MeriStar for the fiscal years ending December, 2001 through December, 2005, using projections and assumptions provided by the management of MeriStar. DCF means discounted cash flow. The DCFs for MeriStar were estimated using a discount rate of 17.5%, based on estimates related to the weighted average costs of capital of MeriStar, and terminal multiples of estimated EBITDA for MeriStar's fiscal year ending December, 2005 ranging from 6.0x to 7.5x. Based on this analysis and using balance sheet figures for MeriStar as of December 31, 2000, Donaldson, Lufkin & Jenrette estimated an implied common equity value of MeriStar ranging from $178.4 million to $222.7 million.



    Donaldson, Lufkin & Jenrette performed a separate DCF analysis of the projected cash flows of American Skiing's resort segment for the period from January 31, 2001 to July 31, 2001 and the fiscal years ending July, 2002 through July, 2005 and of American Skiing's real estate segment for the period from January 31, 2001 to July 31, 2001 and the fiscal years ending July, 2002 through July, 2010, using projections and assumptions provided by the management of American Skiing. Donaldson, Lufkin & Jenrette performed the DCF analysis for American Skiing using a discount rate of 20% for American Skiing's resort segment and from 20% to 30% for American Skiing's real estate segment, based on estimates relating to the weighted average costs of capital of American Skiing with respect to each segment, and terminal multiples of estimated EBITDA for American Skiing's resort segment's fiscal year ending July, 2005 ranging from 7.5x to 9.0x and terminal cash flows for American Skiing's real estate segment provided by American Skiing's management which were based on free cash flows of different assets and undeveloped land. Based on this analysis and using balance sheet figures for American Skiing as of December 31, 2000, Donaldson, Lufkin & Jenrette estimated an implied total equity value for American Skiing ranging from $243.9 million to $396.4 million assuming conversion of the shares of Series B preferred stock of American Skiing at their liquidation values as of October 31, 2000.

    Based on the results of the discounted cash flow analysis of the two companies, Donaldson, Lufkin & Jenrette derived implied equity ratios of American Skiing and MeriStar in the combined company ranging from 57.8%/42.2% to 64.0%/36.0%, respectively which were obtained by comparing the lowest estimated valuation of American Skiing's common equity value to the lowest estimated valuation of MeriStar's common equity value and the highest estimated valuation of American Skiing's common equity value to the highest estimated valuation of MeriStar's common equity value.



    CONSTANT MULTIPLE ANALYSIS. Donaldson, Lufkin & Jenrette performed an implied equity valuation of MeriStar as a multiple of its one-year forward EBITDA using forward multiples of EBITDA ranging from 7.0x to 9.0x. Based on an analysis of this data and using balance sheet figures for MeriStar as of December 31, 2000, Donaldson, Lufkin & Jenrette estimated an implied equity value of MeriStar ranging from $98.8 million to $154.6 million.



    Donaldson, Lufkin & Jenrette also performed an implied equity valuation of American Skiing as a multiple of its one-year forward EBITDA using forward multiples of EBITDA ranging from 7.0x to 9.0x. Based on an analysis of this data and using balance sheet figures for American Skiing as of December 31, 2000, Donaldson, Lufkin & Jenrette estimated an implied equity value of American Skiing ranging from $116.4 million to $261.6 million assuming conversion of the shares of Series B preferred stock of American Skiing at their liquidation values as of October 31, 2000.



    Based on the results of the constant multiples valuation for the two companies, Donaldson, Lufkin & Jenrette derived implied equity ratios of American Skiing and MeriStar in the combined company ranging from 54.1%/45.9% to 62.9%/37.1%, respectively which were obtained by comparing the lowest estimated valuation of American Skiing's common equity value to the lowest estimated valuation of MeriStar's common equity value and the highest estimated valuation of American Skiing's common equity value to the highest estimated valuation of MeriStar's common equity value.


    CONTRIBUTION ANALYSIS. Donaldson, Lufkin & Jenrette analyzed the relative free cash flow contributions of American Skiing and MeriStar to the pro forma combined company for the fiscal years ending July, 2000, July, 2001 and the five year average for the fiscal years ending July, 2001 through July, 2005 based on selected financial data, assuming no anticipated cost savings or related expenses and the consummation of the transactions contemplated by the American Skiing voting and recapitalization agreement. Free cash flow, in this case, means EBITDA less capital expenditures. Donaldson, Lufkin & Jenrette analyzed the respective contributions of each company's free cash flows for each of fiscal year ending July, 2000 and projected free cash flows for fiscal year ending July, 2001 and the five year average for the fiscal years ending July, 2001 through July, 2005 based on estimates provided by the managements of American Skiing and MeriStar. The table below denotes each respective company's contribution to free cash flows:


                                        AMERICAN SKIING % OF FREE   MERISTAR % OF FREE
                                               CASH FLOWS               CASH FLOWS
                                        -------------------------   ------------------
2000..................................             43.7%                   56.3%
2001..................................             62.0%                   38.0%
Average of 2001-2005                               69.2%                   30.8%



    CURRENT EQUITY MARKET CAPITALIZATION ANALYSIS. Donaldson, Lufkin & Jenrette examined the equity market capitalization for each of American Skiing and MeriStar based upon the prices of the common stock of the respective companies as of February 14, 2001. Based on this, Donaldson, Lufkin & Jenrette derived a common equity value of $212.1 million for American Skiing assuming conversion of the shares of Series B preferred stock of American Skiing at their liquidation values as of October 31, 2000 and $102.0 million for MeriStar. This analysis resulted in an implied equity ratio of American Skiing and MeriStar in the combined company of 67.5%/32.5%, respectively.

ANALYSIS OF ALLOCATION


    Donaldson, Lufkin and Jenrette evaluated the fairness, from a financial point of view, to the holders of American Skiing common stock (other than any holders of American Skiing Class A common stock) of the allocation between such common stockholders, on the one hand, and the holders of American Skiing's Series A preferred stock, the Series B preferred stock and the Tranche C loans, on the other hand, of the equity securities in the combined company following consummation of the transactions, after the Special Committee of the board of directors of American Skiing and Oak Hill negotiated a conversion price for the Series B preferred stock and the Tranche C loans of $2.22 per share and American Skiing and Madeleine, LLC negotiated a conversion price for the Series A preferred stock of $2.22 per share in accordance with the Voting and Recapitalization Agreement. First, Donaldson Lufkin & Jenrette determined that based on an implied price per share for the combined company's common stock of $2.22 for the fiscal year ending July, 2000 and taking into account the fully diluted number of shares of common stock of the combined company, the combined company would have an implied net equity value of $414.4 million.



    Donaldson, Lufkin & Jenrette then analyzed the new series of American Skiing 14% preferred stock assuming a discount rate of 20% and using a liquidation preference of $50.0 million as of October 31, 2000. Based on an analysis of this data, Donaldson, Lufkin & Jenrette estimated a present value of approximately $38.6 million for the new series of American Skiing 14% preferred stock. Based on this analysis, Donaldson, Lufkin & Jenrette derived at an implied total equity value of the combined company of approximately $453.0 million.



    Donaldson, Lufkin & Jenrette then analyzed the enterprise value of American Skiing's real estate segment using a discounted cash flow analysis using a discount rate of 20% for the real estate segment on a combined basis and subtracted the real estate debt using balance sheet figures for American Skiing as of December 31, 2000 to arrive at an implied equity value for American Skiing's real estate segment of approximately $148.3 million. Based on these results, Donaldson, Lufkin & Jenrette derived an implied aggregate equity value for the combined company, excluding American Skiing's real estate segment, of approximately $304.7 million.



    Donaldson, Lufkin & Jenrette then added the debt associated with American Skiing's resort segment and of MeriStar in an aggregate amount of $413.2 million using balance sheet figures for American Skiing and MeriStar as of December 31, 2000, and substracted the cash associated with American Skiing's resort segment and of MeriStar (using balance sheet figures for American Skiing and MeriStar as of December 31, 2000) to derive an implied total enterprise value for the combined company, excluding American Skiing's real estate segment, of approximately $690.0 million.



    Based on the foregoing and assuming a combined forward EBITDA for the combined company (excluding American Skiing's real estate segment) of $89.2 million which includes approximately $2.0 million of cost savings as estimated by the managements of American Skiing and MeriStar, Donaldson, Lufkin & Jenrette mathematically concluded that a $2.22 per share conversion price for the Series A preferred stock in accordance with the Voting and Recapitalization Agreement, the Series B preferred stock and Tranche C loans implied a forward multiple of EBITDA of 7.73x, which was within the range of forward multiples of EBITDA of companies that Donaldson, Lufkin & Jenrette believed were reasonably comparable to American Skiing and MeriStar.



    The summary set forth above does not purport to be a complete description of the analyses performed by Donaldson, Lufkin & Jenrette but describes, in summary form, the material elements of the presentation that Donaldson, Lufkin & Jenrette delivered to the special committee of the American Skiing board on February 16, 2001 and February 20, 2001, in connection with the preparation of Donaldson, Lufkin & Jenrette's fairness opinion, dated February 21, 2001. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Donaldson, Lufkin & Jenrette conducted each of the analyses in order to provide a different perspective on the transaction and to add to the total mix of information available. Donaldson, Lufkin & Jenrette did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Donaldson, Lufkin & Jenrette considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Donaldson, Lufkin & Jenrette did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Donaldson, Lufkin & Jenrette has indicated to the special committee of the board of directors of American Skiing that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The analyses Donaldson, Lufkin & Jenrette performed are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses.


ENGAGEMENT LETTER


    Pursuant to the terms of an engagement agreement dated August 31, 2000, as amended on February 15, 2001, American Skiing has agreed to pay a fee that is customary in transactions of this nature a substantial portion of which is contingent upon the consummation of the merger. In addition, American Skiing agreed to reimburse Donaldson, Lufkin & Jenrette, upon Donaldson, Lufkin & Jenrette's request from time to time, for all out-of-pocket expenses (including the reasonable fees and expenses of counsel) Donaldson, Lufkin & Jenrette incurred in connection with its engagement thereunder and to indemnify Donaldson, Lufkin & Jenrette and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. Donaldson, Lufkin & Jenrette and American Skiing negotiated the terms of the fee arrangement.


OTHER RELATIONSHIPS

    Donaldson, Lufkin & Jenrette has performed investment banking and other services for American Skiing in the past and has been compensated for such services. Such services include acting as lead manager for American Skiing's initial public offering in November, 1997, advising American Skiing in connection with its issuance of $150 million of the Series B preferred stock in July, 1999 and advising the special committee of the board of directors of American Skiing in connection with the issuance of the Tranche C notes to Oak Hill in July, 2000. In addition, Donaldson, Lufkin & Jenrette has acted as underwriter, initial purchaser and financial advisor to numerous companies related to Oak Hill and has received usual and customary compensation in connection with such services.


OPINION OF MERISTAR'S FINANCIAL ADVISOR



    MeriStar retained Salomon Smith Barney as its financial advisor in connection with the proposed merger. In connection with this engagement, MeriStar requested that Salomon Smith Barney evaluate the fairness, from a financial point of view, to the holders of MeriStar common stock of the exchange ratio provided for in the merger agreement. On December 8, 2000, at a meeting of the MeriStar board of directors held to evaluate the proposed merger, Salomon Smith Barney delivered to the MeriStar board of directors an opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the original exchange ratio. On February 20, 2001, at a meeting of the MeriStar board of directors held to evaluate the amendment to the merger agreement, Salomon Smith Barney delivered to the MeriStar board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 21, 2001, the date of execution of the amendment to the merger agreement, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the revised exchange ratio of 1.75 was fair, from a financial point of view, to the holders of MeriStar common stock.


    In arriving at its opinion, Salomon Smith Barney:


    - Reviewed the merger agreement, as amended, and related documents;



    - Held discussions with senior officers, directors and other representatives and advisors of MeriStar and with senior officers and other representatives and advisors of American Skiing concerning the businesses, operations and prospects of MeriStar and American Skiing;


    - Examined financial forecasts and other information and data for MeriStar and American Skiing which were provided to or otherwise discussed with Salomon Smith Barney by the managements of MeriStar and American Skiing;


    - Reviewed the financial terms of the merger as described in the merger agreement, as amended, in relation to, among other things, current and historical market prices and trading volumes of MeriStar common stock and American Skiing common stock, the historical and projected earnings and other operating data of MeriStar and American Skiing, and the financial condition of MeriStar and American Skiing;



    - Analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered relevant in evaluating those of MeriStar and American Skiing; and



    - Conducted other analyses and examinations and considered other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.


    In rendering its opinion, Salomon Smith Barney assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data that it reviewed or considered. With respect to financial forecasts and other information and data, the managements of MeriStar and American Skiing advised Salomon Smith Barney that the forecasts, including related adjustments, and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of MeriStar and American Skiing as to the future financial performance of MeriStar and American Skiing.


    Salomon Smith Barney assumed, with MeriStar's consent, that the merger will be treated as a tax-free reorganization for federal income tax purposes and that the merger and related transactions would be consummated in all material respects in accordance with the terms and conditions described in the merger agreement, as amended, and related documents, without any waiver, modification or amendment of any material conditions or agreements. Salomon Smith Barney's opinion relates to the relative values of MeriStar and American Skiing. Salomon Smith Barney did not express any opinion as to what the value of the American Skiing common stock actually will be when issued in the merger or the prices at which the American Skiing common stock will trade after the merger. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of MeriStar or American Skiing, and Salomon Smith Barney did not make any physical inspection of the properties or assets of MeriStar or American Skiing.


    In connection with its engagement, Salomon Smith Barney was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of MeriStar. Salomon Smith Barney expressed no view as to, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for MeriStar or the effect of any other transaction in which MeriStar might engage. Salomon Smith Barney's opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed to Salomon Smith Barney, as of the date of its opinion. Although Salomon Smith Barney evaluated the exchange ratio from a financial point of view, Salomon Smith Barney was not asked to and did not recommend the specific consideration payable in the merger, which was determined through negotiations between MeriStar and American Skiing. MeriStar imposed no other instructions or limitations on Salomon Smith Barney with respect to the investigations made or procedures followed by Salomon Smith Barney in rendering its opinion.


    THE FULL TEXT OF SALOMON SMITH BARNEY'S WRITTEN OPINION DATED FEBRUARY 21, 2001, WHICH DESCRIBES THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX E AND IS INCORPORATED INTO THIS JOINT PROXY STATEMENT AND PROSPECTUS BY REFERENCE. SALOMON SMITH BARNEY'S OPINION IS DIRECTED TO THE MERISTAR BOARD OF DIRECTORS AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER WITH RESPECT TO ANY MATTER RELATING TO THE PROPOSED MERGER.



    In preparing its opinion, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below performed by Salomon Smith Barney in connection with its written opinion dated February 21, 2001. The summary of these analyses is not a complete description of the analyses underlying Salomon Smith Barney's opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.


    In its analyses, Salomon Smith Barney considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of MeriStar and American Skiing. No company or business used in those analyses as a comparison is identical to MeriStar, American Skiing or the proposed merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.

    The estimates contained in Salomon Smith Barney's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Salomon Smith Barney's analyses and estimates are inherently subject to substantial uncertainty.

    Salomon Smith Barney's opinion and analyses were only one of many factors considered by the MeriStar board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the MeriStar board of directors or management with respect to the exchange ratio or the proposed merger.


    The following is a summary of the material financial analyses performed by Salomon Smith Barney in connection with the rendering of its written opinion dated February 21, 2001. THE FINANCIAL ANALYSES SUMMARIZED BELOW INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND SALOMON SMITH BARNEY'S FINANCIAL ANALYSES, THE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. CONSIDERING THE DATA IN THE TABLES BELOW WITHOUT CONSIDERING THE FULL NARRATIVE DESCRIPTION OF THE FINANCIAL ANALYSES, INCLUDING THE METHODOLOGIES AND ASSUMPTIONS UNDERLYING THE ANALYSES, COULD CREATE A MISLEADING OR INCOMPLETE VIEW OF SALOMON SMITH BARNEY'S FINANCIAL ANALYSES.

IMPLIED EXCHANGE RATIO ANALYSIS



    Using "Discounted Cash Flow Analyses" and "Selected Companies Analyses" for MeriStar and American Skiing, Salomon Smith Barney calculated implied exchange ratio reference ranges for MeriStar common stock and American Skiing common stock. The results of this implied exchange ratio analysis were then compared with the exchange ratio provided for in the merger. This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the exchange ratio provided for in the merger of 1.75x:



                                                  IMPLIED EXCHANGE RATIO
                                                     REFERENCE RANGE
                                                  ----------------------
Discounted Cash Flow Analyses
  Management Case...............................      1.34x to 1.87x
  Revised Management Case.......................      1.40x to 2.00x
Selected Companies Analyses.....................      0.52x to 1.47x


    The "Discounted Cash Flow Analyses" and "Selected Companies Analyses" for MeriStar and American Skiing performed by Salomon Smith Barney for purposes of its "Implied Exchange Ratio Analysis" are described below:


    DISCOUNTED CASH FLOW ANALYSES. Salomon Smith Barney performed separate discounted cash flow analyses of MeriStar and American Skiing in order to estimate the present value of the projected cash flows for each company. Salomon Smith Barney reviewed MeriStar's cash flows for the six months ending June 30, 2001 and subsequent annual cash flows through June 30, 2005 and reviewed American Skiing's cash flows for the seven months ending July 31, 2001 and subsequent annual cash flows through July 31, 2005, in each case based on internal estimates of the managements of MeriStar and American Skiing. In performing these analyses, Salomon Smith Barney used managements' current stand-alone projections, referred to as the management case, and an adjusted management case, referred to as the revised management case. In the case of MeriStar, the revised management case reflected the potential for reduced revenues from third party management contracts and lower year-over-year corporate housing revenue growth. In the case of American Skiing, the revised management case reflected the potential for a reduction in the number of skier visits, lower resort EBITDA margins and a more moderate real estate development program.


    In performing its discounted cash flow analysis of MeriStar, Salomon Smith Barney calculated a range of terminal values by applying selected terminal EBITDA multiples of 5.5x to 7.0x for the management case and 5.0x to 6.5x for the revised management case to MeriStar's earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, for the latest 12 months ending June 30, 2005. These cash flows and terminal values were then discounted to present values using selected discount rates of 10.0% to 12.0%.


    In performing its discounted cash flow analysis of American Skiing, Salomon Smith Barney derived separate reference ranges for American Skiing's real estate and American Skiing's resorts and then added the results of these separate ranges to derive an aggregate reference range for American Skiing. In evaluating American Skiing's real estate operations, Salomon Smith Barney applied discount rates of 15% to 25%, depending on the type of real estate, to the estimated cash flows from American Skiing's unsold real estate inventory, real estate proposed and under development, retail assets, land holdings and other real estate assets. In evaluating American Skiing's resort operations, Salomon Smith Barney calculated a range of terminal values by applying selected terminal EBITDA multiples of 9.0x to 10.0x for both the management case and the revised management case to American Skiing's average annual EBITDA for the fiscal years ending July 31, 2001 through July 31, 2005. These cash flows and terminal values were then discounted to present values using selected discount rates of 13.0% to 15.0%.


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
    SELECTED COMPANIES ANALYSES. Using publicly available information, Salomon Smith Barney analyzed the market values and trading multiples of MeriStar and the following three publicly traded companies in the lodging industry:

    - Marriott International, Inc.

    - Choice Hotels International, Inc.

    - Crestline Capital Corporation

    Using publicly available information, Salomon Smith Barney also analyzed the market values and trading multiples of American Skiing and the following five publicly traded companies in the leisure industry:

    - Intrawest Corporation

    - Vail Resorts, Inc.

    - Six Flags, Inc.

    - Boca Resorts, Inc.

    - Club Mediterranee


    All multiples were based on closing stock prices on February 13, 2001. Estimated financial data for the selected companies were based on publicly available research analysts' estimates. Estimated financial data for MeriStar were based on publicly available research analysts' estimates and internal estimates of the management of MeriStar. Estimated financial data for American Skiing were based on internal estimates of the management of American Skiing.


    In the case of MeriStar, Salomon Smith Barney compared enterprise values of MeriStar and the MeriStar selected companies as a multiple of latest 12 months and estimated calendar year 2001 EBITDA. Salomon Smith Barney also compared equity values of MeriStar and the MeriStar selected companies as a multiple of estimated calendar year 2001 earnings per share. Salomon Smith Barney then applied a range of selected multiples derived from the MeriStar selected companies to corresponding financial data of MeriStar.

    In the case of American Skiing, Salomon Smith Barney compared enterprise values of American Skiing's resorts and the American Skiing selected companies as a multiple of latest 12 months and estimated calendar years 2001 and 2002 EBITDA and five-year average EBITDA for calendar years 1996 to 2000. Salomon Smith Barney then applied a range of selected multiples derived from the American Skiing selected companies to corresponding financial data of American Skiing's resorts. The results derived for American Skiing's resorts from this analysis were then added to the results derived for American Skiing's real estate from the discounted cash flow analysis based on the revised management case for American Skiing described above.


OTHER FACTORS


    In rendering its opinion, Salomon Smith Barney also reviewed and considered other factors, including:

    - historical trading prices and trading volumes for MeriStar common stock and American Skiing common stock;

    - the relationship between movements in MeriStar common stock, movements in the common stock in a lodging index and movements in the S&P composite average and the relationship between movements in American Skiing common stock, movements in the common stock in a resort index and movements in the S&P composite average;

    - selected analysts' reports on MeriStar and American Skiing; and

    - the capitalization and leverage of each of MeriStar and American Skiing on a stand-alone basis and the pro forma equity ownership, capitalization, debt structure and credit statistics of the combined company.

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MISCELLANEOUS




    Under the terms of its engagement, MeriStar has agreed to pay Salomon Smith Barney for its financial advisory services upon completion of the merger an aggregate fee of $2.0 million. MeriStar also has agreed to reimburse Salomon Smith Barney for reasonable travel and other out-of-pocket expenses incurred by Salomon Smith Barney in performing its services, including the reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.


    In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of MeriStar and American Skiing for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Salomon Smith Barney and its affiliates in the past have provided, and are currently providing, services to MeriStar unrelated to the proposed merger, for which services Salomon Smith Barney and its affiliates have received, and will receive, compensation. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with MeriStar, American Skiing and their affiliates.

    Salomon Smith Barney is an internationally recognized investment banking firm and was selected by MeriStar based on its experience and expertise. Salomon Smith Barney regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

FEDERAL INCOME TAX CONSEQUENCES TO THE HOLDERS OF MERISTAR COMMON STOCK

    The merger is structured as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. As a result, except for cash paid to them instead of shares of American Skiing common stock, U.S. holders of MeriStar common stock will not realize any taxable gain from the merger. For more information regarding the tax treatment of the merger, please read the section of this joint proxy statement and prospectus entitled "Certain Material United States Federal Income Tax Considerations."

ACCOUNTING TREATMENT

    The merger will be accounted for as a purchase of MeriStar by American Skiing in accordance with generally accepted accounting principles. For the purpose of applying purchase accounting, American Skiing will be treated as the acquiror, since its stockholders are expected to own the largest portion of the common stock of the combined entity immediately following the merger. Also, this merger is a business combination where American Skiing and MeriStar are under the common ownership of Oak Hill. However, Oak Hill's ownership percentage in each entity is not identical. In these situations, Accounting Principles Board Opinion No. 16 requires that Doral record the percentage of the purchase related to Oak Hill's ownership interest in MeriStar at Oak Hill's historical cost basis. Doral will record the remaining percentage of the net assets acquired at their estimated fair value. Doral will record goodwill as the excess of the purchase price over the estimated fair value of net identifiable tangible and intangible assets acquired. Doral will subsequently amortize this goodwill against earnings over its estimated life.

DIVIDEND POLICY

    Doral anticipates that for the foreseeable future its earnings, if any, will be retained for use in the operation of its business and that no cash dividends will be paid on its common stock. In addition, Doral's new senior secured credit facility, its 12% senior subordinated notes and the certificate of designation governing its new 14% preferred stock will contain restrictive covenants, which will limit Doral's ability to make dividend payments or other distributions on its equity interests other than new

14% preferred stock. The decision of the Doral board as to whether or not pay cash dividends in the future will depend upon a number of factors, including Doral's future earnings, capital requirements, financial condition and the existence or absence of any contractual limitations on the payment of dividends.

    As required by the merger agreement, MeriStar and American Skiing have each agreed not to declare, set aside or pay any dividend on their equity securities other than non-cash dividends on the American Skiing Series A and Series B preferred stock until the merger is completed.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

GENERAL

    In considering the recommendations of the respective boards of directors and managers of American Skiing and MeriStar, you should be aware that members of the boards and management of each of American Skiing and MeriStar may have interests in the merger that are different from, or in addition to, your interests as a stockholder resulting in potential conflicts of interest. The boards of each company recognized these interests and determined that these interests neither supported nor detracted from the fairness of the merger to you.

INTERESTS OF AMERICAN SKIING'S DIRECTORS, OFFICERS AND SIGNIFICANT STOCKHOLDERS

    Some of American Skiing's officers and directors and significant stockholders have interests in the merger that are different from, or in addition to, your interests generally and that may create a potential conflict of interest.

    In connection with the merger, some of American Skiing's senior management will become senior management of Doral. Mr. Leslie B. Otten, Chairman and Chief Executive Officer of American Skiing, will become the Chairman of Doral. In addition, Mr. William J. Fair, the Chief Operating Officer of American Skiing and President--Resorts Operations, will lead the Doral leisure division and Mr. Hernan Martinez, a senior vice-president of American Skiing and Chief Operating Officer--Resort Operations, will lead the Doral real estate division. On January 3, 2001, Mr. Otten entered into a new employment agreement with American Skiing under which he has agreed to serve as Doral's Chairman. For more information relating to this agreement, please read the summary of the agreement contained in the section of this joint proxy statement and prospectus entitled "Management of Doral--Employment Agreements."

    Mr. Mark J. Miller, the current Chief Financial Officer of American Skiing, has an employment agreement, which provides for a severance benefit equal to two years' base salary plus bonus in the event his employment is terminated for any reason within one year following a change in control of American Skiing. A change in control is defined as a reduction in Mr. Otten's ownership of American Skiing below 20%. The merger would be a change of control under his agreement. This benefit is currently equal to $900,000.


    None of the directors or officers of American Skiing holds more than 1.0% of the outstanding common stock of American Skiing, except for Mr. Leslie B. Otten (9.3%) and Mr. Christopher E. Howard, the Executive Vice President and Secretary of American Skiing (2.0%). In addition, Mr. Otten owns all of the 14,760,530 outstanding shares of Class A common stock. The Class A common stock is convertible at the option of Mr. Otten into American Skiing common stock and votes on an as-converted basis with the common stock. If those shares were converted on March 31, 2001, Mr. Otten would own approximately 24% of the voting stock of American Skiing; all of Mr. Otten's Class A common stock will be converted in connection with the merger. Six of the 11 directors on the board of directors of American Skiing during its deliberations regarding the merger, Messrs. Bernstein, Gruber, Janes, Crandall and Branson and Ms. Hess, were appointed by Oak Hill Capital Partners, L.P. As of February 21, 2001, Oak Hill, together with parties related to it, held approximately 49% of the voting stock of American Skiing. As of February 21, 2001, the directors and executive officers of American Skiing beneficially owned approximately 25% of the total outstanding shares of voting stock.



    Oak Hill, together with its related parties, assuming the merger is completed on March 31, 2001, will control approximately 51% of the common stock of Doral.



    Messrs. Gruber, Bernstein, Crandall, Janes and Branson and Ms. Hess are directors of American Skiing who are either employed by or have ownership interests in, Oak Hill and/or its affiliates. All have recused themselves from all deliberations of American Skiing's board relating to the merger.


    Mr. Paul Whetsell, a member of the board of directors of American Skiing, is also a member of the board of directors of MeriStar. However, he has recused himself from all deliberations of American Skiing's board of directors relating to the merger and is not a member of American Skiing's special committee.

INTERESTS OF MERISTAR'S DIRECTORS, OFFICERS AND SIGNIFICANT STOCKHOLDERS

    Some of MeriStar's officers and directors and significant stockholders have interests in the merger that are different from, or in addition to, your interests generally and that may create a potential conflict of interest.


    In connection with the merger, some of MeriStar's senior management will become senior management of Doral. Mr. Paul W. Whetsell, the Chairman and Chief Executive Officer of MeriStar, will become the Chief Executive Officer and a director of Doral, Mr. John Emery, the Chief Investment Officer of MeriStar, will become the Chief Financial Officer of Doral, and Mr. David E. McCaslin, the President of MeriStar, will become the President--Lodging and Corporate Housing. Mr. James A. Calder, the Chief Financial Officer of MeriStar, and Mr. John E. Plunket, the Executive Vice-President, Finance and Development of MeriStar, will also be members of the senior management of Doral.


    MeriStar has entered into employment agreements with Messrs. Whetsell, McCaslin, Calder, Plunket, Jorns and Emery, which entitle each to payments and other benefits in the event his or her employment is terminated.

    It is expected that Messrs. Whetsell, Emery, McCaslin, Calder and Plunket will be entering into new employment agreements prior to the closing of the merger.

    Under Mr. Whetsell's April 1, 2000 employment agreement, if he is terminated by MeriStar without cause or voluntarily terminates his employment with good reason within 24 months following a change in control of MeriStar, he will receive a lump sum payment equal to 3.5 times the sum of his then annual base salary plus his bonus for the preceding year. In addition, under those circumstances, all of his unvested stock options and restricted stock awards will immediately vest and be exercisable for one year, and his benefits under his employment agreement will continue for a period equal to two and a half years. In the event that any accelerated vesting of his rights with respect to stock options, restricted stock or any other payment, benefit or compensation results in the imposition of an excise tax payable by him under Section 4999 of the Internal Revenue Code, or any successor or other provision with respect to "excess parachute payments" within the meaning of Section 280G(b) of the Internal Revenue Code, MeriStar will make a cash payment to the executive in the amount of that excise tax and must also make a cash payment to Mr. Whetsell in an amount equal to the total of federal, state and local income and excise taxes for which he may be liable on account of that excise tax. The merger is a change in control of MeriStar under Mr. Whetsell's employment agreement.

    Under Mr. Emery's April 1, 2000 employment agreement, if he is terminated by MeriStar without cause or voluntarily terminates his employment with good reason within 24 months following a change in control of MeriStar he will receive a lump sum payment equal to three times the sum of his then annual base salary plus his bonus for the preceding year. In addition, under those circumstances, all of his unvested stock options and restricted stock awards will immediately vest and be exercisable for one year, and his benefits will continue for two years. In the event that any accelerated vesting of his rights with respect to stock options, restricted stock or any other payment, benefit or compensation results in the imposition of an excise tax payable by him under Section 4999 of the Internal Revenue Code, or any successor or other provision with respect to "excess parachute payments" within the meaning of Section 280G(b) of the Internal Revenue Code, MeriStar will make a cash payment to the executive in the amount of that excise tax and must also make a cash payment to Mr. Emery in an amount equal to the total of federal, state and local income and excise taxes for which he may be liable on account of that excise tax. The merger is a change in control of MeriStar under Mr. Emery's employment agreement. The terms of Mr. Jorns's June 1998 employment agreement are substantially similar to those of Mr. Emery's agreement.

    If Mr. McCaslin, Mr. Calder or Mr. Plunket is terminated by MeriStar without cause or voluntarily terminates his employment with good reason within 18 months following a change in control of MeriStar, he will receive a lump sum payment equal to two times the sum of his then annual base salary plus bonus for the preceding year, all of his unvested stock options and restricted stock awards, will immediately vest and his benefits will continue for two years or until the date he obtains benefits from a subsequent employer. Total benefits under those circumstances will be limited to the amount that is deductible under
Section 280G(b) of the Internal Revenue Code if that limitation on total payments results in a larger after-tax payment to the executive. The merger is a change in control of MeriStar under each of their agreements.


    As of the record date, approximately 1,621,296 shares of MeriStar common stock were subject to options granted to executive officers and directors under MeriStar's Incentive Plan. Under the terms of MeriStar's Incentive Plan, the merger will cause all of the options issued under that plan to vest. As a condition precedent to the closing of the merger, MeriStar must secure waivers of that accelerated vesting from Messrs. Bruce Wiles, James Calder, Woodard Montgomery, John Plunket, John Emery, David McCaslin and Paul Whetsell, all of whom are officers of MeriStar.


    Mr. Paul Whetsell is also a member of the board of directors of American Skiing. However, he has recused himself from all deliberations of American Skiing's board of directors relating to the merger and is not a member of the American Skiing special committee.


    Mr. Daniel Doctoroff is a Managing Partner and an owner of Oak Hill Capital Management, Inc. Oak Hill Management, Inc. is the manager of Oak Hill Capital Partners, L.P., which is a principal stockholder of American Skiing and of MeriStar. Assuming the merger is completed on March 31, 2001, Oak Hill Capital Partners, L.P. will, together with parties related to it, will control approximately 51% of the common stock of Doral and have four appointees to its board. Mr. Doctoroff has recused himself from all deliberations of MeriStar's board of directors relating to the merger.


    Doral has agreed, from and after the effective time of the merger, to indemnify the present and former directors and officers of MeriStar and has agreed to cause the subsidiary of Doral that will operate the former MeriStar business to maintain directors' and officers' liability insurance for these individuals in place for six years following completion of the merger.


    None of the directors or officers of MeriStar holds more than 1.0% of the outstanding common stock of MeriStar except for Messrs. Steven Jorns (3%) and Paul Whetsell (2%). All percentages are as of February 21, 2001.


INDEMNIFICATION

    American Skiing has agreed, from and after the effective time of the merger, to indemnify the present and former directors and officers of MeriStar and has agreed to cause the subsidiary of Doral that will operate the former MeriStar business to maintain directors' and officers' liability insurance for these individuals in place for six years following completion of the merger. For further details regarding these arrangements, see "The Merger Agreement--Indemnification and Insurance."

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
REGULATORY APPROVALS


    It is a condition to American Skiing's and MeriStar's obligations to complete the merger that the United States Forest Service and the Federal Communications Commission respectively approve the change in control of special use permits and FCC licenses held by American Skiing and its subsidiaries.


STOCK EXCHANGE LISTING

    The American Skiing common stock to be issued to MeriStar stockholders in the merger is expected to be listed on the NYSE under the symbol "SKI," subject to official notice of issuance.

    Under the terms of the merger agreement, MeriStar will use its reasonable efforts to cause the MeriStar common stock to be de-listed from the NYSE and de-registered under the Exchange Act after the completion of the merger.

FEDERAL SECURITIES LAWS CONSEQUENCES

    All shares of American Skiing common stock received by MeriStar stockholders in the merger will be freely transferable under the federal securities laws, except for shares received by persons who are deemed to be "affiliates" of MeriStar for purposes of Rule 145 under the Securities Act prior to the completion of the merger. These shares may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or Rule 144 under the Securities Act in the case of persons who become affiliates of American Skiing or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of American Skiing or MeriStar generally include individuals or entities that control, are controlled by, or are under common control with, MeriStar and may include some of its officers and directors, as well as its principal stockholders, Oak Hill Capital Partners, L.P., and parties related to it.

        THE MERGER AGREEMENT AND THE RECAPITALIZATION OF AMERICAN SKIING


    THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MERGER AGREEMENT, AS AMENDED ON FEBRUARY 21, 2001, AND THE RECAPITALIZATION PROVISIONS OF THE AMERICAN SKIING VOTING AND RECAPITALIZATION AGREEMENT. A COPY OF THE MERGER AGREEMENT IS ATTACHED AS APPENDIX A. A COPY OF THE AMENDMENT TO THE MERGER AGREEMENT IS ATTACHED AS APPENDIX J. A COPY OF THE AMERICAN SKIING VOTING AND RECAPITALIZATION AGREEMENT IS ATTACHED AS APPENDIX B. BOTH ARE INCORPORATED INTO THIS JOINT PROXY STATEMENT AND PROSPECTUS BY REFERENCE. YOU SHOULD READ EACH CAREFULLY AND IN ITS ENTIRETY FOR A MORE COMPLETE UNDERSTANDING OF ITS TERMS.


GENERAL

    The merger agreement provides that, following the receipt of the requisite approvals of the American Skiing stockholders and the MeriStar stockholders and the satisfaction or waiver of the other conditions to the merger, a wholly-owned subsidiary of American Skiing will be merged with and into MeriStar. After the merger, MeriStar will survive as a wholly-owned subsidiary of American Skiing and American Skiing will be renamed "Doral International, Inc."

    The merger will be effective at the time a certificate of merger is filed with the Delaware Secretary of State. This filing will occur as soon as is practicable after the closing under the merger agreement. Unless agreed otherwise, the closing will occur at 10:00 a.m. on the fifth business day after the date on which the satisfaction or waiver of the conditions set forth in the merger agreement is completed.

CONVERSION OF SECURITIES


    At the effective time of the merger, each share of MeriStar common stock, together with the associated right to purchase shares of MeriStar Series A junior participating preferred stock, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive
1.75 shares of American Skiing common stock. No fractional shares will be issued.


    If there is a change in the number of shares, or securities or other instruments convertible or exchangeable into, or exercisable for, common stock of MeriStar or American Skiing prior to the completion of the merger, the exchange ratio will be adjusted to eliminate the effects of that event.

RECAPITALIZATION OF AMERICAN SKIING

    Immediately prior to the merger, American Skiing will undergo a recapitalization.

    Mr. Leslie B. Otten, American Skiing's Chairman and Chief Executive Officer and the holder of all 14,760,530 shares of American Skiing's Class A common stock, will convert each share of his Class A common stock into one share of American Skiing common stock.

    The holders of American Skiing's Series A preferred stock, which is subject to redemption on November 15, 2002, will convert their shares of Series A preferred stock into:

    - Shares of new American Skiing 14% preferred stock, which is subject to redemption on August 15, 2006, having a liquidation preference equal to the liquidation preference of the existing Series A preferred stock plus accrued and unpaid dividends on those shares as of the effective time of the merger; and

    - A number of shares of American Skiing common stock equal to 20.7% of the liquidation preference as of the date the merger is completed of the new 14% preferred stock divided by $2.22.

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
The following table sets forth information relating to the American Skiing common stock and new 14% preferred stock that will be issued to the holders of the Series A preferred stock based on several assumed dates of completion for the merger:

                        ACCRETED VALUE OF THE   NUMBER OF SHARES OF   LIQUIDATION PREFERENCE   NUMBER OF SHARES OF
DATE THE MERGER               SERIES A             COMMON STOCK             OF THE NEW          NEW 14% PREFERRED
IS COMPLETED               PREFERRED STOCK         TO BE ISSUED        14% PREFERRED STOCK     STOCK TO BE ISSUED
---------------         ---------------------   -------------------   ----------------------   -------------------
February 28, 2001.....      $51.8 million           4.8 million           $51.8 million               51,775
March 31, 2001........      $52.2 million           4.9 million           $52.2 million               52,236
April 30, 2001........      $52.7 million           4.9 million           $52.7 million               52,693

    Dividends on the new 14% preferred stock will accrue and compound quarterly. Dividends will not be required to be paid in cash until August 15, 2006, the mandatory redemption date. Unlike the existing Series A preferred stock, the new 14% preferred stock will have no voting rights and will not be convertible into shares of common stock. The other terms and provisions of the new 14% preferred stock are substantially similar to those of the existing Series A preferred stock. For more information relating to the rights and privileges of the holders of the new 14% preferred stock, please read the section of this joint proxy statement and prospectus entitled "Description of the Capital Stock of Doral--New 14% Preferred Stock."

    Oak Hill Capital Partners, L.P. and some parties related to it who are the holders of all of the shares of American Skiing's Series B preferred stock issued and outstanding will convert their shares of Series B preferred stock into a total of approximately 74.9 million shares of American Skiing common stock at a value of $2.22 per share, based on its accreted value as of October 31, 2000.

    An aggregate principal amount of $13.0 million of loans from Oak Hill Capital Partners, L.P., to American Skiing's real estate development subsidiary, together with interest on that loan accrued through October 31, 2000, will be repaid in the form of American Skiing common stock at a rate of $2.22 per share, resulting in the issuance of approximately 6.0 million shares of American Skiing common stock.

    A warrant to purchase 6 million shares of American Skiing common stock at an exercise price of $2.50 per share that was to be issued to Oak Hill under the securities purchase agreement between Oak Hill and American Skiing, dated as of July 31, 2000, and amended on September 28, 2000, November 10, 2000 and
December 21, 2000, will be issued.

TREATMENT OF STOCK OPTIONS AND OTHER EMPLOYEE BENEFIT PLANS


    The merger agreement provides that each outstanding option to purchase MeriStar common stock will be converted into an option to purchase 1.75 shares of Doral common stock to be issued under a new Doral Incentive Plan whose terms will be substantially the same as those of the existing MeriStar Incentive Plan. The exercise price per share of Doral common stock under the new options will be the exercise price per share under the MeriStar options divided by 1.75.


    The options to be issued under the new Doral Incentive Plan to current MeriStar optionees will be vested options because the merger causes the options issued under the current MeriStar Incentive Plan to vest. However, some of the senior management personnel of MeriStar will waive the vesting of their MeriStar options as a condition to American Skiing's obligation to complete the merger and will therefore receive unvested Doral options.

    Each option held under the existing American Skiing 1997 Stock Option Plan will remain outstanding and will not be affected by the merger, but no additional awards will be made under that plan.

    In addition, the merger agreement requires Doral to adopt an employee stock purchase plan with terms substantially the same as the current MeriStar employee stock purchase plan. For more information regarding Doral's employee benefit plans, please refer to the section of this joint proxy statement and prospectus entitled "Management of Doral After the Merger--Doral Benefit Plans."

EXCHANGE OF NEW STOCK CERTIFICATES

EXCHANGE AGENT

    Following the merger, Doral will cause the exchange agent to mail to each record holder of MeriStar common stock a letter of transmittal with instructions on how to exchange MeriStar common stock certificates for certificate(s) representing shares of Doral common stock. Upon surrender of its MeriStar stock certificate to the exchange agent, each MeriStar stockholder will be entitled to receive a certificate representing that number of whole shares of Doral common stock and a cash payment instead of fractional shares, if any, plus dividends, if any, which that stockholder is entitled to receive in the merger. MERISTAR STOCK CERTIFICATES WILL THEN BE CANCELED. MERISTAR STOCKHOLDERS SHOULD NOT ENCLOSE STOCK CERTIFICATES WITH THEIR PROXY CARDS.

FRACTIONAL SHARES

    American Skiing will not issue any fractional shares of its stock in the merger. Instead, the exchange agent will pay MeriStar stockholders for each fraction of an American Skiing share of common stock an amount in cash equal to the product obtained by multiplying the fractional share interest to which such stockholder would otherwise been entitled by the closing price of a share of American Skiing common stock as reported on the NYSE Composite Transaction Tape on the first trading day immediately preceding the date on which the merger becomes effective.

LOST CERTIFICATES

    If MeriStar stock certificates have been lost, stolen or destroyed, MeriStar stockholders will only be entitled to obtain shares of Doral common stock and any cash payment in lieu of fractional shares, by providing an affidavit of loss and posting a bond in an amount sufficient to protect Doral against claims related to the MeriStar certificates.

REPRESENTATIONS AND WARRANTIES

    American Skiing and MeriStar have made customary representations and warranties to each other in the merger agreement, relating, among other things, to:

    - Their organization, the organization of their subsidiaries, their charter documents and similar corporate matters;

    - Their capital structure;

    - Their authority to deliver and execute the merger agreement, its legal force and effect and the absence of conflict between the agreement and their charter documents, the material contracts they entered into, and the laws applicable to them;

    - Governmental filings and consents in relation to the merger agreement;

    - The possession of all franchises, licenses, permits and other approvals required to conduct their respective businesses and compliance with laws;

    - Their filings with the SEC and their financial statements;

    - The absence of some changes or events that have had material adverse effects;

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    - Employee benefit plans and labor matters;

    - Tax matters;

    - Material contracts and debt instruments;

    - Litigation issues;

    - Environmental matters;

    - The possession of intellectual property rights;

    - Non-competition agreements;

    - Absence of brokers;

    - No impact of anti-takeover statutes;

    - Information required in the joint proxy statement and prospectus;

    - Real estate issues;

    - The requisite stockholder vote to approve the proposals described in this joint proxy statement and prospectus;

    - No payments to employees, officers or directors as a result of the merger;

    - Potential conflicts of interest; and

    - The absence of any requirement to be registered under the Investment Company Act of 1940.

    MeriStar has also made some representations and warranties to American Skiing in the merger agreement relating to:

    - The opinion of MeriStar's financial advisor with respect to the fairness, from a financial point of view, of the exchange ratio; and

    - Amendment of the MeriStar shareholder rights agreement.

    American Skiing has also made some representations and warranties to MeriStar in the merger agreement relating to:

    - The opinion of American Skiing's financial advisor with respect to the fairness, from a financial point of view, of the exchange ratio;

    - The interim operations of the merger subsidiary; and

    - Condominium associations and various timeshare arrangements.

    None of the representations and warranties made in the merger agreement will survive the closing of the merger.

CERTAIN COVENANTS

INTERIM OPERATIONS OF MERISTAR AND AMERICAN SKIING

    Under the merger agreement, each of MeriStar and American Skiing has agreed that, between the time the merger agreement was executed until the effective time of the merger and except for transactions about which the parties have notified each other in writing, each will:

    - Conduct its operations only in the ordinary course of business consistent with past practice and with no less diligence than it would do so in the absence of the merger agreement;

    - Use its reasonable best efforts to preserve its business organization intact;

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    - Keep available the services of its current officers and other key employees;

    - Preserve the good will of its customers, suppliers and other persons having business relationships with it; and

    - Cause its subsidiaries to do all of the above.

    In addition, the interim operations covenants state explicitly that each of MeriStar and American Skiing may not:

    - Amend its certificate of incorporation or bylaws or the comparable organizational documents of any of its subsidiaries, unless required by applicable laws, or, in the case of MeriStar, the MeriStar shareholder rights plan;

    - Issue, sell or pledge shares of its capital stock or other equity securities, warrants or options other than issuances in connection with employee stock options or, in the case of MeriStar, rights under the MeriStar shareholder rights plan;

    - Declare or pay any dividend or other distribution in respect of any class or series of its capital stock other than accretion on the American Skiing Series A and Series B preferred stock between it and any of its wholly-owned subsidiaries;

    - Directly or indirectly split, combine, subdivide, reclassify or redeem, purchase, propose to redeem or purchase any shares of its capital stock or other securities;

    - Increase the compensation or fringe benefits payable to, grant any severance payment to or enter into any agreement providing for such a payment with, its directors, officers or employees and the directors, officers or employees of its subsidiaries, pay any benefit not required by any existing plan, or take any action to accelerate rights under any collective bargaining or any employee benefit plan for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable law or any existing agreement and except for increases in the ordinary course of business and consistent with past practice;

    - Acquire or dispose of any assets, including capital stock of its subsidiaries, or enter into any material commitment or transaction outside the ordinary course of business and consistent with past practice, other than transactions between it and a wholly-owned subsidiary or between two of its wholly-owned subsidiaries;

    - Incur, assume, guarantee or endorse any indebtedness or prepay any long-term indebtedness, in each case, other than in the ordinary course of business and consistent with past practice under existing lines of credit in accordance with past practice;

    - Make any loans, advances, capital contributions or other investments in any other entity except for investments in wholly-owned subsidiaries or investments in the ordinary course of business and consistent with past practice;

    - Terminate, cancel, request any material change to, or agree to materially amend any contract, permit or license that is material to it and its subsidiaries taken as a whole, or enter into any contract material to it and its respective subsidiaries taken as a whole, other than in the ordinary course of business and consistent with past practice, or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of 10% of the capital expenditures provided for in its overall annual budget;

    - Take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or as required pursuant to applicable law or generally accepted accounting principles;

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    - Waive, release, assign, settle or compromise any rights, claims or litigation other than in the ordinary course of business and consistent with past practice in excess of $100,000 per event;

    - Pay, discharge or satisfy any claim, liability or obligation other than in the ordinary course of business and consistent with past practice in excess of $100,000 per event;

    - Enter into any agreement or arrangement that materially limits or otherwise restricts it, any of its subsidiaries, or any successor corporation, or that would, after the effective time, limit or restrict Doral's hotel management subsidiary and its affiliates, from engaging or competing in any line of business or in any geographic area, other than in the ordinary course of business and consistent with past practice;

    - Make any material tax election or settle or compromise any material federal, state, local or foreign tax deficiency; or

    - Authorize or enter into any formal or informal written or other agreement or otherwise make any commitment to do any of above-listed actions.

    In addition, prior to the time clearance under the Hart-Scott-Rodino Act is obtained, the parties can agree in writing to permit transactions that would otherwise be prohibited by the interim operations covenants. After that clearance is received, any transactions that are prohibited by the interim operations covenant require the approval of an interim transactions committee composed of two members appointed by each of MeriStar and American Skiing.

RECAPITALIZATION AND OTHER REQUIRED PRE-MERGER TRANSACTIONS

    At or prior to the effective time of the merger, American Skiing has agreed to:

    - Use its reasonable best efforts to obtain a new $285.0 million senior credit facility to be available to Doral post-merger;

    - Use its reasonable best efforts to accomplish the recapitalization of American Skiing and perform its obligations under the American Skiing voting and recapitalization agreement;

    - Use its reasonable best efforts to obtain the required consent of the holders of American Skiing's 12% senior subordinated notes;

    - Use its reasonable best efforts to obtain all other required consents;

    - Use its reasonable best efforts to cause the existing stockholders agreement among American Skiing, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., OHCP Ski, L.P. and Mr. Otten, dated as of August 6, 1999 and amended on July 31, 2000 to be terminated;

    - Use its reasonable best efforts to issue warrants to purchase 6 million shares of American Skiing common stock at an exercise price of $2.50 per share to Oak Hill Capital Partners, L.P. under the securities purchase agreement, dated July 31, 2000 as amended on September 28, 2000,
      November 10, 2000 and December 21, 2000, among American Skiing, its resort development subsidiary and Oak Hill Capital Partners, L.P.;

    - File a shelf registration statement covering resales of its common stock that may be issued upon redemption of limited partnership units in MeriStar's principal operating subsidiary; and

    - Use its reasonable efforts to execute and deliver the registration rights agreement.

    At or prior to the effective time of the merger, MeriStar has agreed to:

    - Use its reasonable best efforts to terminate and repay its current senior secured credit facility;

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    - Use its reasonable best efforts to cause its agreements with MeriStar
      Hospitality in respect of properties managed by MeriStar to be amended in accordance with changes to the Internal Revenue Code applicable to real estate investment trusts that are effective beginning in 2001;

    - Use its reasonable best efforts to obtain all required consents;

    - Use its reasonable best efforts to obtain the waivers of accelerated vesting of MeriStar stock options from some of its senior executives;

    - Use its reasonable best efforts to cause the termination and repayment of the senior secured credit facility, dated as of February 29, 2000, between MeriStar H&R Operating Company, L.P. and Societe Generale, Southwest Agency;

    - Use its reasonable best efforts to cause the limited partnership agreement governing its principal operating subsidiary to be amended so as to provide that subsidiary with the option to pay, upon redemption of its limited partnership units, Doral common stock rather than MeriStar common stock; and

    - Take all further action reasonably requested by American Skiing with respect to MeriStar's stockholder rights plan to permit the merger.

STOCKHOLDERS MEETINGS

    MeriStar has agreed to call and hold, as promptly after the effective date of the registration statement of which this joint proxy statement and prospectus forms a part, a special meeting of its stockholders to consider and vote upon the proposals to be voted upon by the stockholders of MeriStar as described in this joint proxy statement and prospectus.

    American Skiing has agreed to call and hold, as promptly after the effective date of the registration statement of which this joint proxy statement and prospectus forms a part, a special meeting of its stockholders to consider and vote upon the proposals to be voted upon by the stockholders of American Skiing as described in this joint proxy statement and prospectus.

    MeriStar has agreed to use its reasonable best efforts to solicit proxies in favor of those proposals, except to the extent its board of directors has determined in good faith that doing so would cause the board to breach its fiduciary duties to MeriStar's stockholders under applicable law after receiving advice to such effect from independent legal counsel.

NON-SOLICITATION OF COMPETING TRANSACTIONS

    Each of MeriStar and American Skiing is subject to substantially identical non-solicitation provisions in the merger agreement.

    Each party and its subsidiaries and their respective directors, officers and other representatives may not solicit, enter into, or provide any nonpublic information to a third party related to, any proposal regarding:

    - Mergers, consolidations, share exchanges, business combinations or other similar transactions involving it or its subsidiaries; or

    - Direct or indirect acquisitions of more than a 30% equity interest in any voting securities of the party or more than 30% of the consolidated assets of the party.

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    Each party may furnish information to, and engage in discussions with, any third party who delivers an unsolicited acquisition proposal if a disinterested majority of its board of directors determines in good faith after consultation with and receipt of advice from outside counsel:

    - That furnishing the information and engaging in the discussions is required by the duties of the board of directors; and

    - That the third party making the acquisition proposal has the ability and financial resources to make a superior proposal.

    The board of directors or special committee of each party may not withdraw or modify its recommendation of the merger to the stockholders unless that party receives a superior proposal. In order for an acquisition proposal to be a superior proposal for purposes of the merger agreement:

    - A majority of the party's disinterested directors must determine in good faith, after consultation with a nationally-recognized financial advisor, and taking into account all relevant factors, that the proposal is more favorable to that party and its stockholders; and

    - The acquisition proposal must be reasonably capable of being financed.

    Each party must advise the other orally and in writing of any acquisition proposal or any inquiry that could reasonably be expected to lead to an acquisition proposal. Each party must give the other three days' advance notice of any information provided to the third party making the proposal.

INDEMNIFICATION AND INSURANCE

    After the merger is completed, Doral has agreed to preserve all rights to indemnification existing as of the date of the merger agreement in favor of any directors, officers, employees or agents of MeriStar or its subsidiaries for a period of at least six years following the effective time of the merger. The right to indemnification with respect to a claim asserted during the six-year period will be extended until its final disposition. Doral's hotel management subsidiary will also indemnify directors, officers, employees or agents of MeriStar or its subsidiaries against liabilities or claims arising before the merger is completed and as a result of their positions at MeriStar. Finally, Doral's hotel management subsidiary will pay those persons legal and other expenses in connection with any proceeding arising out of any matter occurring at or after the effective time of the merger.

    Doral has agreed to cause its hotel management subsidiary to maintain for at least six years after the effective time of the merger the liability insurance MeriStar currently maintains for its directors and officers, or similar insurance, provided that the hotel management subsidiary will not be required to pay an insurance premium in excess of 300% of the last insurance premium paid by MeriStar before the date of the merger agreement. If this insurance coverage is unavailable, Doral's hotel management subsidiary will obtain as much comparable insurance as possible for an annual premium equal to that maximum amount.

ADDITIONAL COVENANTS

    American Skiing and MeriStar have each also agreed, among other things, to:

    - Use its reasonable best efforts to take all further actions that are necessary to complete the merger, obtain all necessary governmental consents and make all necessary filings in connection with the completion of the merger;

    - Use its reasonable best efforts to cause the merger to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and not knowingly take any actions to prevent that qualification without the prior written consent of the other party;

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    - Consult with each other prior to issuing any press releases or public statements regarding the merger or the merger agreement;

    - Coordinate with the other with respect to dividends so that holders of their common stock do not receive dividends on both American Skiing and MeriStar common stock in respect of any calendar quarter;

    - Not voluntarily take any action that would, or that could reasonably be expected to, result in any of the conditions to the merger not being satisfied;

    - Cooperate with each other in the preparation of documents filed with the SEC and ensure that there are not material misstatements or omissions contained in those documents;

    - Update the other with respect to changes to their respective companies until the completion of the merger, particularly with respect to any change that could be expected to violate the merger agreement; and

    - Except as required under any confidentiality agreement or similar agreement, provide to each other such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects as the other party may reasonably request and continue to comply with the terms of the existing confidentiality agreement, dated August 11, 2000.

CONDITIONS TO THE MERGER

CONDITIONS TO AMERICAN SKIING'S AND MERISTAR'S OBLIGATIONS TO COMPLETE THE
  MERGER

    The respective obligations of American Skiing and MeriStar to complete the transactions contemplated by the merger agreement are subject to the satisfaction or waiver of the following conditions prior to the effective time of the merger:

    - All the proposals described in this joint proxy statement and prospectus shall have been approved by the requisite stockholder votes;

    - American Skiing shall have amended its existing senior credit facility or shall have obtained a new $285.0 million senior secured credit facility to replace its existing credit facility, and all conditions precedent to the availability of the funds under the new or amended facility shall have been fulfilled;

    - American Skiing shall have obtained the required consents of the holders of its 12% senior subordinated notes due 2006;

    - The shares of American Skiing common stock to be issued in the merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

    - The waiting period applicable to the merger under the Hart-Scott-Rodino Act shall have expired or been earlier terminated;

    - All consents, approvals and actions of any governmental entity required for the completion of the merger and the other associated transactions shall have been obtained or made, without any conditions that could result in a material adverse effect on American Skiing or MeriStar;

    - No court or governmental entity shall have enacted any law or order that is in effect and prohibits the completion of the merger and the other transactions contemplated by the merger agreement; and

    - The registration statement of which this joint proxy statement and prospectus is a part shall have become effective under the Securities Act. No stop order suspending the effectiveness of the registration statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

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CONDITIONS TO AMERICAN SKIING'S AND ASC MERGER SUB'S OBLIGATIONS TO COMPLETE THE
  MERGER

    The obligations of American Skiing and ASC Merger Sub to effect the merger and complete the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver by American Skiing of the following conditions at or prior to the effective time:

    - Agreements between MeriStar and MeriStar Hospitality Corporation in respect of properties operated by MeriStar shall have been amended in accordance with changes to the Internal Revenue Code applicable to real estate investment trusts that are effective beginning in 2001;

    - MeriStar's existing $100.0 million senior credit facility shall have been terminated and repaid;

    - MeriStar Hospitality Corporation shall have given American Skiing a commitment for $25.0 million of additional financing;

    - Specified members of MeriStar's senior management shall have executed waivers of the early vesting of their stock options caused by the merger;

    - American Skiing shall have received an executed copy of an affiliate agreement from each person deemed to be an "affiliate" of MeriStar under Rule 145 of the Securites Act;

    - The limited partnership agreement governing MeriStar's principal operating subsidiary shall have been amended so as to provide that subsidiary with the option to pay, upon redemption of its limited partnership units, Doral common stock rather than MeriStar common stock;

    - All of MeriStar's representations and warranties shall be true and correct except as would not have a material adverse effect on MeriStar;

    - MeriStar shall have complied in all material respects with its obligations under the merger agreement;

    - MeriStar shall not have experienced a material adverse effect; and

    - All non-governmental consents under MeriStar's material agreements that are required to complete the merger shall have been obtained, except as would not have a material adverse effect on MeriStar.

CONDITIONS TO MERISTAR'S OBLIGATIONS TO COMPLETE THE MERGER

    The obligations of MeriStar to effect the merger and complete the transactions contemplated by the merger agreement are also subject to the satisfaction or waiver by MeriStar of the following conditions at or prior to the effective time:

    - The recapitalization described above under the heading "Recapitalization of American Skiing" shall have been completed;

    - The existing stockholders agreement among the principal stockholders of American Skiing shall have been terminated;

    - MeriStar shall have received an opinion from Paul, Weiss, Rifkind, Wharton & Garrison as to the tax-free status of the merger;

    - All of American Skiing's representations and warranties shall be true and correct except as would not have a material adverse effect on American Skiing;

    - American Skiing shall have complied in all material respects with its obligations under the merger agreement;

    - American Skiing shall not have experienced a material adverse effect; and

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    - All non-governmental consents under American Skiing's material agreements that are required to complete the merger shall have been obtained, except as would not have a material adverse effect on American Skiing.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated by mutual written consent of American Skiing and MeriStar.

    In addition, either American Skiing or MeriStar may terminate the merger agreement if:

    - The proposals described in this joint proxy statement and prospectus are not approved by the requisite vote of stockholders of MeriStar or the requisite vote of stockholders of American Skiing;

    - The merger has not occurred on or before April 30, 2001, except that the right to terminate the merger agreement will not be available to the party whose failure to fulfill any obligation under the merger agreement is the cause of the delay, however, the merger agreement may be extended 30 days by written notice of either American Skiing or MeriStar to the other if a federal antitrust authority seeks an order, injunction or decree with respect to the legality of the merger under antitrust laws or any party to this merger agreement shall have commenced an appeal of such an order, injunction or decree; provided, further, that, in no event can the merger agreement termination date be extended beyond May 31, 2001; or

    - Any order, injunction or decree preventing the merger has been entered by any court or governmental entity and is final and nonappealable.

    American Skiing may terminate the merger agreement if:

    - MeriStar's board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement in a manner adverse to American Skiing or the merger;

    - MeriStar's board of directors recommends to MeriStar's stockholders another acquisition proposal or resolves to do so;

    - A tender offer or exchange offer for any outstanding shares of capital stock of MeriStar is commenced, and MeriStar's board of directors fails to recommend against it;

    - MeriStar breaches any material representation, warranty, covenant or agreement set forth in the merger agreement, if the breach is not cured within 30 days of notification of the breach; or

    - A majority of the disinterested members of American Skiing's board of directors concludes that, after consultation with its counsel, to fail to terminate the merger agreement and accept a superior proposal would be inconsistent with the board's fiduciary duties.

    MeriStar may terminate the merger agreement if:

    - American Skiing's board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement in a manner adverse to MeriStar or the merger;

    - American Skiing's board of directors recommends to American Skiing's stockholders another acquisition proposal;

    - A tender offer or exchange offer for any outstanding shares of capital stock of American Skiing is commenced and American Skiing's board of directors fails to recommend against it;

    - American Skiing breaches any material representation, warranty, covenant or agreement set forth in the merger agreement, if the breach is not cured within 30 days of notification of the breach; or

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    - A majority of the disinterested members of MeriStar's board of directors concludes, after consultation with its counsel, that to fail to terminate the merger agreement and accept a superior proposal would be inconsistent with the board's fiduciary duties.

EXPENSES AND TERMINATION FEES

PAYMENT OF EXPENSES OF THE MERGER GENERALLY

    Except as otherwise stated in the merger agreement, all expenses incurred in the merger will be paid by the party incurring the expenses.

PAYMENTS FROM MERISTAR TO AMERICAN SKIING UPON TERMINATION

    If the requisite MeriStar stockholder approval is not obtained or if MeriStar's board of directors:

    - Changes its recommendation in a manner that is adverse to American Skiing or the merger;

    - Recommends a superior proposal; or

    - Fails to recommend against a competing tender or exchange offer;

American Skiing may terminate the merger agreement, and MeriStar will be required to pay American Skiing a $5.0 million termination fee and up to $1.0 million in expenses upon termination of the merger agreement.

PAYMENTS FROM AMERICAN SKIING TO MERISTAR UPON TERMINATION

    If the requisite American Skiing stockholder approval is not obtained or if American Skiing's board of directors:

    - Changes its recommendation in a manner that is adverse to MeriStar or the merger;

    - Recommends a superior proposal; or


    - Fails to recommend against a competing tender or exchange offer.


MeriStar may terminate the merger agreement, and American Skiing will be required to pay MeriStar a $7.0 million termination fee and up to $1.0 million in expenses upon termination of the merger agreement.

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                       DESCRIPTION OF RELATED AGREEMENTS

AGREEMENTS SIGNED CONCURRENTLY WITH THE MERGER AGREEMENT

    At the time the merger agreement was signed, the principal stockholders of American Skiing entered into the American Skiing voting and recapitalization agreement, and Oak Hill Capital Partners, L.P. and some of its related parties entered into a voting agreement with respect to the MeriStar common stock beneficially owned by them.

AMERICAN SKIING VOTING AND RECAPITALIZATION AGREEMENT

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE AMERICAN SKIING VOTING AND RECAPITALIZATION AGREEMENT. YOU SHOULD READ, CAREFULLY AND IN ITS ENTIRETY, THE COPY OF THE AMERICAN SKIING VOTING AND RECAPITALIZATION AGREEMENT THAT IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX B.

    Leslie B. Otten, both individually and as trustee of the Albert Otten Trust for the benefit of Mildred Otten, Oak Hill Capital Partners, L.P., funds related to Oak Hill and Madeleine LLC, who together beneficially owned Class A common stock, Series A and Series B preferred stock and common stock representing, on an as-converted basis in the case of stock other than common stock, as of the record date, approximately 77% of the outstanding voting power of American Skiing common stock, entered into a voting and recapitalization agreement with American Skiing and MeriStar. These stockholders have agreed to vote in favor of the following:

    - The merger, the merger agreement and the transactions contemplated by the merger agreement;

    - The issuance of common stock in the merger;

    - The recapitalization of American Skiing, as described in the section of this joint proxy statement and prospectus entitled "The Merger Agreement--Recapitalization of American Skiing";

    - The adoption of new employee benefit plans as described in the section of this joint proxy statement and prospectus entitled "The Merger Agreement--Treatment of Stock Options and Other Employee Benefit Plans";

    - The election of directors as described in the section of this joint proxy statement and prospectus entitled "Management of Doral After the Merger"; and

    - The amendments to the articles of incorporation and bylaws of American Skiing in connection with the merger.

    They have also agreed to vote against any proposal or action that is intended or could reasonably be expected to result in a breach of any covenant, representation or warranty of American Skiing under the merger agreement or reasonably be expected to impede, interfere with, delay or materially and adversely affect the merger and the transactions contemplated by the merger agreement. These stockholders have also agreed not to transfer or assign any of the securities of American Skiing held by them prior to the effective time of the merger agreement.

    In addition, these stockholders have agreed to complete, immediately prior to the completion of the merger, the recapitalization described in the section of this joint proxy statement and prospectus entitled "The Merger
Agreement--Recapitalization of American Skiing."

    The voting and recapitalization agreement terminates on the earlier to occur of the termination of the merger agreement and June 30, 2001.

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MERISTAR VOTING AGREEMENT

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE MERISTAR VOTING AGREEMENT. YOU SHOULD READ, CAREFULLY AND IN ITS ENTIRETY, THE COPY OF THE MERISTAR VOTING AGREEMENT THAT IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX C.


    In connection with the merger agreement, Oak Hill Capital Partners, L.P. and some parties related to it, who together beneficially own shares of MeriStar common stock representing, as of the record date, approximately 17% of the outstanding MeriStar common stock, entered into a voting agreement with American Skiing and MeriStar. These stockholders have agreed to vote in favor of the merger, the merger agreement and the transactions contemplated by the merger agreement.


    These stockholders have also agreed to vote against any proposal or action that is intended or could reasonably be expected to result in a breach of any covenant, representation or warranty of MeriStar under the merger agreement or reasonably be expected to impede, interfere with, delay or materially and adversely affect the merger and the transactions contemplated by the merger agreement or the voting agreement. These stockholders have also agreed not to transfer or assign any of their shares of MeriStar common stock prior to the effective time of the merger agreement.

    The MeriStar voting agreement terminates upon the termination of the merger agreement.

REGISTRATION RIGHTS AGREEMENT

    At the closing of the merger, Doral will enter into a registration rights agreement with Oak Hill and its related entities and Mr. Leslie Otten. THE FOLLOWING IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE REGISTRATION RIGHTS AGREEMENT. YOU SHOULD READ, CAREFULLY AND IN ITS ENTIRETY, THE FORM OF THE REGISTRATION RIGHTS AGREEMENT, WHICH IS ANNEX E TO THE MERGER AGREEMENT ATTACHED AS APPENDIX A TO THIS JOINT PROXY STATEMENT AND PROSPECTUS.

    Under the registration rights agreement, the Oak Hill stockholders and Mr. Otten will be entitled to register resales of the Doral common stock they will receive in the merger. All of them will be entitled to registration rights until all of their common stock is sold in registered offerings or is no longer subject to any resale restrictions under Securities Act Rule 144.

    The Oak Hill stockholders will be entitled to four demand registrations, two of which may be shelf registrations. Mr. Otten will be entitled to two demand registrations, one of which may be a shelf registration. Doral will not be required to effect more than one demand registration in any 12-month period. Demand registrations must include at least 10% of the outstanding registrable common stock as of the date of the merger on a fully-diluted basis or $25.0 million worth of common stock, whichever is lesser. The Oak Hill stockholders and Mr. Otten will also be entitled to piggy-back registration rights with respect to any registration statement of Doral other than a registration statement on Form S-8 or S-4.

    In addition, the registration rights agreement will require Doral to register the resale of 5 million shares of Mr. Otten's common stock as soon as practicable after the completion of the merger. This registration on behalf of Mr. Otten will not count against the limitation on the number of registrations required to be made by Doral in any 12-month period.

    All registration expenses will be paid by Doral.

    The registration rights agreement will also contain customary provisions dealing with the suspension of the registration obligations of Doral and the effectiveness of the registration statements, registration procedures, reductions in the size of the offering and mutual indemnification and contribution.

                             MATERIAL UNITED STATES
                        FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    The following describes the material U.S. federal income tax consequences of the merger that are generally applicable to U.S. holders of MeriStar common stock. However, this discussion does not address all aspects of taxation that may be relevant to particular U.S. holders in light of their personal investment or tax circumstances, nor does this discussion address all the tax consequences for U.S. holders subject to special treatment under the U.S. federal income tax laws, or to other types of stockholders, including insurance companies, tax-exempt entities, financial institutions, broker-dealers and non-U.S. holders. In addition, this discussion does not set forth any state, local or foreign tax consequences. This discussion may not be applicable to holders who acquired MeriStar common stock pursuant to the exercise of options or warrants or otherwise as compensation. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

    A U.S. holder of MeriStar common stock is a stockholder who or that is for U.S. federal income tax purposes

    - A citizen or resident alien individual of the United States;

    - A corporation, partnership or other entity organized under the laws of the United States, one of the States or the District of Columbia;

    - An estate or trust, as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended; or

    - Any person that is subject to U.S. federal income tax on its worldwide income.

    This discussion is based on the Internal Revenue Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this joint proxy statement and prospectus. Future legislative, judicial, or administrative changes or interpretations may adversely affect the accuracy of the statements and conclusions described in this discussion. Any changes or interpretations could be applied retroactively and could affect the tax consequences of the merger to you.

MATERIAL TAX CONSEQUENCES OF THE MERGER

    The material U.S. federal income tax consequences of the merger will be as follows:

    (a) The merger will constitute a reorganization within the meaning of
        Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes, and American Skiing, the American Skiing subsidiary participating in the merger and MeriStar will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

    (b) No gain or loss will be recognized by American Skiing, American Skiing's subsidiary or MeriStar as a result of the merger;

    (c) No gain or loss will be recognized by MeriStar stockholders upon their receipt of American Skiing common stock in exchange for their MeriStar common stock, except with respect to cash received instead of fractional shares of American Skiing common stock;

    (d) The aggregate tax basis of the shares of American Skiing common stock that MeriStar stockholders receive in exchange for their MeriStar common stock in the merger, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of their MeriStar common stock exchanged;

    (e) The holding period for tax purposes for shares of American Skiing common stock that MeriStar stockholders receive in the merger will include the holding period of the MeriStar common stock exchanged, but only if the stockholder holds the MeriStar common stock as a capital asset at the time we complete the merger; and

    (f) If Meristar stockholders receive cash instead of a fractional share of American Skiing common stock, they will recognize gain or loss equal to the difference, if any, between their tax basis in the fractional share, as described in (d) above, and the amount of cash received. That gain or loss generally will constitute capital gain or loss if they hold the MeriStar common stock as a capital asset at the time we complete the merger.

    The obligation of MeriStar to complete the merger is conditioned upon its receipt of an opinion from Paul, Weiss, Rifkind, Wharton & Garrison that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This opinion will be based in part upon representations, made as of the effective time of the merger, by American Skiing and MeriStar, which counsel will assume to be true, correct and complete. If the representations are inaccurate, the opinion of counsel could be adversely affected. No ruling has been sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger, and the opinion of counsel will not be binding upon the Internal Revenue Service or any court.

BACKUP WITHHOLDING

    Noncorporate holders of MeriStar common stock may be subject to backup withholding at a rate of 31% on cash payments received instead of a fractional share interest in American Skiing common stock. Backup withholding will not apply, however, to a shareholder who:

    - Furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that he or she is not subject to backup withholding on a Form W-9; or

    - Is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact.

A shareholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to penalties imposed by the Internal Revenue Service. A Form W-9 will be included as part of the transmittal letter. Any amount withheld under these rules may be credited against the stockholder's federal income tax liability.

REPORTING REQUIREMENTS

    MeriStar stockholders will be required to attach a statement to their tax returns for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the Department of Treasury regulations. The statement must include your tax basis in the MeriStar common stock surrendered and a description of the American Skiing common stock received in the merger.

                        MARKET PRICE AND DIVIDEND POLICY

AMERICAN SKIING


    American Skiing's common stock is traded on the NYSE under the symbol "SKI." American Skiing's Class A common stock is not listed on any exchange and is not publicly traded, but is convertible into American Skiing common stock. Excluding approximately 80 million shares of common stock issuable upon conversion of the Series A and Series B preferred stock and the Class A common stock and shares of common stock issuable upon exercise of outstanding warrants and options, as of February 21, 2001, 15,748,753 shares of American Skiing common stock were issued and outstanding, held by approximately 800 record holders.


    The following table lists, for the fiscal quarters indicated, beginning with American Skiing's initial public offering on November 6, 1997, the range of high and low intra-day sale prices per share of American Skiing common stock in US dollars, as reported on the NYSE Composite Transaction Tape.


                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1998
  Second Quarter (from November 6, 1997)....................   $17.00     $13.00
  Third Quarter.............................................    16.88      12.94
  Fourth Quarter............................................    14.13      12.13
FISCAL 1999
  First Quarter.............................................   $12.50      $5.19
  Second Quarter............................................    10.25       4.75
  Third Quarter.............................................     5.75       3.06
  Fourth Quarter............................................     5.81       2.38
FISCAL 2000
  First Quarter.............................................    $4.69      $3.63
  Second Quarter............................................     5.06       2.31
  Third Quarter.............................................     2.88       1.75
  Fourth Quarter............................................     2.94       1.63
FISCAL 2001
  First Quarter.............................................    $2.44      $1.88
  Second Quarter (through February 21, 2001)................    $1.57      $1.31



    On December 8, 2000, the last full trading day prior to the public announcement of the merger, the last reported sale price of American Skiing common stock on the NYSE was $2.75 per share. On February 22, 2001, the last trading day prior to the printing of this joint proxy statement and prospectus, the last reported sale price of American Skiing common stock on the NYSE was $1.40 per share. American Skiing has not declared or paid any cash dividends on its capital stock. American Skiing anticipates that for the foreseeable future Doral will retain earnings, if any, for use in the operation of its business and that no cash dividends will be paid on its common stock. In addition, Doral's new credit facility, its 12% senior subordinated notes and the certificate of designation governing its new 14% preferred stock contain restrictive covenants which will limit Doral's ability to make dividend payments or other distributions on its equity interests other than non-cash dividends on the new 14% preferred stock.

MERISTAR


    MeriStar's common stock is listed on the NYSE under the symbol "MMH." As of February 21, 2001, 36,034,800 shares of MeriStar common stock were issued and outstanding, held by approximately 256 record holders.


    The following table lists, for the fiscal quarters indicated, beginning with MeriStar's initial public offering on August 3, 1998, the range of high and low intra-day sale prices per share of MeriStar common stock in U.S. dollars, as reported on the NYSE Composite Transaction Tape.


                                                                HIGH       LOW
                                                              --------   --------
FISCAL 1998
  Third Quarter (from August 3, 1998).......................   $3.75      $2.00
  Fourth Quarter............................................    2.69       1.94
FISCAL 1999
  First Quarter.............................................   $3.19      $2.38
  Second Quarter............................................    4.44       2.69
  Third Quarter.............................................    3.75       2.88
  Fourth Quarter............................................    3.56       2.19
FISCAL 2000
  First Quarter.............................................   $3.44      $2.63
  Second Quarter............................................    3.13       2.69
  Third Quarter.............................................    3.13       2.44
  Fourth Quarter............................................    2.69       2.06
FISCAL 2001
  First Quarter (through February 21, 2001).................   $2.71      $2.38



    On December 8, 2000, the last full trading day prior to the public announcement of the merger, the last reported sale price of MeriStar's common stock on the NYSE was $2.75 per share. On
February 22, 2001, the last full trading day prior to the printing of this joint proxy statement and prospectus, the last reported sale price of MeriStar common stock on the NYSE was $2.47 per share.

     DORAL INTERNATIONAL UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


    The following unaudited pro forma combined financial statements assume the merger between American Skiing and MeriStar is accounted for as a purchase of MeriStar by American Skiing. American Skiing is presented as the acquiror, since its stockholders are expected to own the largest portion of the common stock of the combined entity immediately following the merger. Also, this merger is a business combination where American Skiing and MeriStar are under the common ownership of Oak Hill. However, Oak Hill's ownership percentage in each entity is not identical. In these situations, Accounting Principles Board Opinion
No. 16 requires that we record the percentage of the purchase related to Oak Hill's ownership interest in MeriStar at Oak Hill's historical cost basis. We will record the remaining percentage of the net assets acquired at their estimated fair value.



    The unaudited pro forma combined balance sheet combines American Skiing's October 29, 2000 balance sheet with MeriStar's September 30, 2000 balance sheet and assumes the merger was completed on October 29, 2000. We expect the merger to be completed in March 2001. Holders of MeriStar common stock and the associated rights to purchase shares of Series A junior participating preferred stock will receive 1.75 shares of American Skiing common stock for each share and right owned. No fractional shares will be issued. MeriStar common stockholders will receive cash instead of fractional shares. The holders of American Skiing common stock will continue to hold their shares of American Skiing common stock. The unaudited pro forma combined balance sheet reflects American Skiing's acquisition of MeriStar and the associated recapitalization of American Skiing Company. Doral will record goodwill as an intangible asset by determining the excess of the purchase price over the estimated fair value of net identifiable tangible and intangible assets acquired. We will subsequently amortize this goodwill over its estimated life.



    The unaudited pro forma combined statement of operations combines American Skiing's historical results for the three months ended October 29, 2000 and for the fiscal year ended July 30, 2000 with the historical results of MeriStar for the three months ended September 30, 2000 and the twelve months ended June 30, 2000. In addition, Doral International's unaudited pro forma combined statement of operations for the twelve months ended October 29, 2000 is attached as Appendix I to this joint proxy statement and prospectus. The unaudited pro forma combined statements of operations assume that the merger had occurred at the beginning of the periods presented and reflects adjustments related to the merger and recapitalization. These adjustments relate to:


    - Financing the merger;

    - Amortization of goodwill;

    - Conversion of American Skiing's two classes of preferred stock to common stock;

    - Retirement of the two existing senior credit facilities for American Skiing and MeriStar;

    - Corresponding establishment of a new combined senior credit facility; and

    - The change in American Skiing's effective tax rate.

    The unaudited pro forma combined statement of operations for the year ended July 30, 2000 also reflects the acquisition of BridgeStreet Accommodations, Inc. by MeriStar as if it had been completed on July 1, 1999. This presentation is only for the pro forma financial information.

    In addition, the unaudited pro forma combined financial statements show adjustments to the results of operations and financial position of Doral that result from MeriStar's entering into management agreements and an amended intercompany agreement with MeriStar Hospitality Corporation in connection with changes, effective January 1, 2001, to the federal tax laws relating to real estate investment trusts, which are commonly known as the REIT Modernization Act, or RMA.

    The unaudited pro forma combined financial statements are based on and derived from, and should be read in conjunction with:

    - The historical consolidated financial statements and the related notes of American Skiing, which are included in this joint proxy statement and prospectus, and

    - The historical consolidated financial statements and the related notes of MeriStar, which are included in this joint proxy statement and prospectus.


    For the purposes of these unaudited pro forma combined financial statements, the American Skiing common stock is valued at $1.48 per share, the closing price on February 21, 2001, the date of the amendment to the merger agreement.


    We based the purchase allocation adjustments in the unaudited pro forma combined financial statements on the information available at this time. We may make subsequent adjustments and refinements to the allocation based on additional future information. The unaudited pro forma combined financial statements are not necessarily indicative of the future financial position or results of operations of Doral or of the combined financial position or the results of operations that would have been realized had the merger and the BridgeStreet acquisition been completed and the RMA had been enacted at the beginning of the periods or as of the date presented.

                           DORAL INTERNATIONAL, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                OCTOBER 29, 2000
                             (DOLLARS IN THOUSANDS)

                                                                                                         PRO FORMA
                                       AMERICAN SKIING     MERISTAR      PRO FORMA    TRANSACTION            AS
                                        HISTORICAL(A)    HISTORICAL(B)    COMBINED    ADJUSTMENTS         ADJUSTED
                                       ---------------   -------------   ----------   -----------        ----------
ASSETS
Cash and cash equivalents............     $  14,044        $  9,989      $  24,033     $      -- (c)     $  24,033
Restricted cash......................         7,286              --          7,286            --             7,286
Accounts receivable, net.............        13,962          77,243         91,205            --            91,205
Inventory............................        14,445           6,479         20,924            --            20,924
Deferred income taxes................         1,664              --          1,664            --             1,664
Prepaid expenses.....................        10,348          21,921         32,269            --            32,269
Deposits and other...................            --           6,859          6,859            --             6,859
                                          ---------        --------      ----------    ---------         ----------
TOTAL CURRENT ASSETS.................        61,749         122,491        184,240            --           184,240

Property and equipment, net..........       570,593          23,004        593,597            --           593,597
Real estate developed for sale.......       187,537              --        187,537            --           187,537
Investments in and advances to
  affiliates.........................            --          38,001         38,001            --            38,001
Goodwill, net of accumulated
  amortization.......................        74,471         150,671        225,142        10,025 (d)       235,167
Intangible assets, net of accumulated
  amortization.......................        21,861          38,590         60,451        17,660 (e)        78,111
Deferred financing costs.............        14,601           1,138         15,739        (2,069)(f)        13,670
Other assets.........................        26,203              --         26,203            --            26,203
Deferred income taxes................            --             904            904            --               904
                                          ---------        --------      ----------    ---------         ----------
                                          $ 957,015        $374,799      $1,331,814    $  25,616         $1,357,430
                                          =========        ========      ==========    =========         ==========

LIABILITIES
Long-term debt, current portion......     $  94,351        $     80      $  94,431     $   6,028 (g)     $ 100,459
Accounts payable and other current
  liabilities........................        71,662         115,195        186,857          (344)(h)       186,513
Deposits and deferred revenue........        40,348           9,683         50,031            --            50,031
Due to affiliates....................            --          20,619         20,619            --            20,619
Income taxes payable.................            --             150            150            --               150
                                          ---------        --------      ----------    ---------         ----------
TOTAL CURRENT LIABILITIES............       206,361         145,727        352,088         5,684           357,772

Long-term debt, excluding current
  portion............................       235,087          95,184        330,271          (956)(i)       329,315
Subordinated notes and debentures....       126,882              --        126,882            --           126,882
Other long-term liabilities..........        30,186              --         30,186        (7,659)(j)        22,527
Deferred income taxes................        (9,696)         23,257         13,561        11,415 (k)        24,976
                                          ---------        --------      ----------    ---------         ----------
TOTAL LIABILITIES....................       588,820         264,168        852,988         8,484           861,472

Minority interests...................            --          14,343         14,343            --            14,343
Mandatorily redeemable preferred
  stock..............................       206,697              --        206,697      (156,684)(l)        50,013

STOCKHOLDERS' EQUITY
  Common stock, Class A..............           148              --            148          (148)(m)            --
  Common stock.......................           157             359            516         1,273 (n)         1,789
  Paid-in capital....................       270,094          74,801        344,895       225,139 (0)       570,034
  Retained earnings..................      (108,939)         21,265        (87,674)      (52,585)(p)      (140,259)
  Accumulated other comprehensive
    income...........................            38            (137)           (99)          137 (q)            38
                                          ---------        --------      ----------    ---------         ----------
                                          $ 957,015        $374,799      $1,331,814    $  25,616         $1,357,430
                                          =========        ========      ==========    =========         ==========


                                            RMA         RMA ADJUSTED
                                       ADJUSTMENTS(R)     PRO FORMA
                                       --------------   -------------
ASSETS
Cash and cash equivalents............     $ (5,041)      $   18,992
Restricted cash......................           --            7,286
Accounts receivable, net.............      (54,610)          36,595
Inventory............................           --           20,924
Deferred income taxes................           --            1,664
Prepaid expenses.....................      (10,452)          21,817
Deposits and other...................       (6,840)              19
                                          --------       ----------
TOTAL CURRENT ASSETS.................      (76,943)         107,297
Property and equipment, net..........          (15)         593,582
Real estate developed for sale.......           --          187,537
Investments in and advances to
  affiliates.........................       (1,629)          36,372
Goodwill, net of accumulated
  amortization.......................           --          235,167
Intangible assets, net of accumulated
  amortization.......................           --           78,111
Deferred financing costs.............           --           13,670
Other assets.........................           --           26,203
Deferred income taxes................           --              904
                                          --------       ----------
                                          $(78,587)      $1,278,843
                                          ========       ==========
LIABILITIES
Long-term debt, current portion......     $     --       $  100,459
Accounts payable and other current
  liabilities........................      (72,190)         114,323
Deposits and deferred revenue........           --           50,031
Due to affiliates....................       (6,386)          14,233
Income taxes payable.................           --              150
                                          --------       ----------
TOTAL CURRENT LIABILITIES............      (78,576)         279,196
Long-term debt, excluding current
  portion............................          (11)         329,304
Subordinated notes and debentures....           --          126,882
Other long-term liabilities..........           --           22,527
Deferred income taxes................           --           24,976
                                          --------       ----------
TOTAL LIABILITIES....................      (78,587)         782,885
Minority interests...................           --           14,343
Mandatorily redeemable preferred
  stock..............................           --           50,013
STOCKHOLDERS' EQUITY
  Common stock, Class A..............           --               --
  Common stock.......................           --            1,789
  Paid-in capital....................           --          570,034
  Retained earnings..................           --         (140,259)
  Accumulated other comprehensive
    income...........................           --               38
                                          --------       ----------
                                          $(78,587)      $1,278,843
                                          ========       ==========

                           DORAL INTERNATIONAL, INC.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

    (a) Reflects the historical unaudited consolidated balance sheet of American Skiing as of October 29, 2000 as reflected in its Form 10-Q.

    (b) Reflects the historical unaudited consolidated balance sheet of MeriStar as of September 30, 2000 as reflected in its Form 10-Q.

    (c) Reflects the financing of the merger and costs associated with it. In connection with the merger, American Skiing will draw down the remaining $7,500 available under Tranche C of the credit facility of American Skiing Company Resort Properties, Inc., American Skiing's real estate development subsidiary, and apply it to repay outstanding debts of that subsidiary. We will obtain a new $285,000 senior credit facility, and we will use the proceeds of that facility to repay and retire the existing senior credit facilities of both American Skiing and MeriStar. We will pay fees in connection with that new $285,000 facility, the amendment of Tranches A and B of American Skiing Resort Properties' facility and obtaining the consent of the holders of American Skiing's senior subordinated notes as is required as part of the merger agreement. The individual adjustments are as follows:

Transaction and other costs in connection with the merger...  $(15,678)
Proceeds from the drawdown of Tranche C.....................     7,500
Application of Tranche C proceeds to outstanding
  indebtedness of American Skiing Resort Properties.........    (7,500)
Repayment and retirement of existing American Skiing senior
  credit facility...........................................  (143,237)
Repayment and retirement of existing MeriStar senior credit
  facility..................................................   (95,000)
Proceeds from new Doral senior credit facility..............   253,915
                                                              --------
Net adjustment to cash and cash equivalents.................  $     --
                                                              ========

    (d) We will record various intangible assets based on their fair values, and goodwill, in connection with the merger. We have estimated the values of these intangible assets and goodwill based on preliminary purchase price allocations. We may make subsequent adjustments and refinements to the allocation based on additional future information. The following table summarizes the preliminary allocation of the purchase price:


Value of American Skiing common stock issued to MeriStar's
  common stockholders.......................................     $ 83,546
Transaction costs in connection with the merger.............        7,400
Conversion of MeriStar's stock options......................       10,474
Fair value of MeriStar net assets acquired..................      (91,395)
                                                                 --------
Net adjustments to goodwill.................................     $ 10,025
                                                                 ========



    (e) In connection with the accounting for the merger, we will record $17,660 to increase the book value of MeriStar's management contracts with MeriStar Hospitality Corporation to estimated fair value. The management contracts are classified as intangible assets on the unaudited pro forma combined balance sheet.

                           DORAL INTERNATIONAL, INC.

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

    (f) Reflects the following items:

Additional funding of Tranche C.............................  $                (3,265)
Write-off of unamortized deferred financing costs related to
  Tranche C.................................................                     (483)
Write-off of unamortized deferred financing costs related to
  the existing American Skiing credit facility..............                   (4,261)
Write-off of unamortized deferred financing costs related to
  existing MeriStar senior credit facility..................                   (1,138)
Costs paid to establish the new Doral senior credit facility
  and other financing fees..................................                    7,078
                                                              -----------------------
Net adjustment to deferred financing costs..................  $                (2,069)
                                                              =======================


       In connection with the recapitalization of American Skiing that will occur immediately prior to the merger, Oak Hill will fund the remaining $7,500 available under Tranche C of American Skiing Resort Properties' credit facility. The final full funding of Tranche C eliminates $3,265 of deferred financing costs recognized when American Skiing Resort Properties made its first draw of $5,500 from Tranche C on July 31, 2000. In addition, we will write off $483 of unamortized deferred financing costs paid in regard to Tranche C.



       Also in the recapitalization, American Skiing will retire the $13,000 of loans outstanding under Tranche C, together with $248 of interest on those loans accrued through October 29, 2000, by issuing approximately
       6.0 million shares of American Skiing common stock. We have recorded the difference between the $13,248 aggregate fair value of the common stock issued and the $7,341 carrying value of the Tranche C loan as a $5,907 charge to retained earnings. The actual charge will be calculated using the fair market value of American Skiing common stock at the recapitalization date.



    (g) Reflects our repayment of the $44,537 current portion of the existing American Skiing senior credit facility and our borrowing of the $50,565 current portion of the new Doral senior credit facility. This results in a net adjustment of $6,028 to the current portion of long-term debt.



    (h) Reflects our elimination of $248 of accrued interest and $96 of accreted debt discount on Tranche C. For more information regarding the repayment of Tranche C, see note (f).



    (i) Reflects the following items:


Retirement of existing American Skiing senior credit
  facility..................................................  $(98,700)
Retirement of existing MeriStar senior credit facility......   (95,000)
Proceeds from new Doral senior credit facility..............   203,350
Fair value of additional Tranche C funding..................     4,235
Conversion of Tranche C into American Skiing common stock...    (7,341)
Tranche C proceeds applied to existing real estate debt.....    (7,500)
                                                              --------
Net adjustment to long term debt............................  $   (956)
                                                              ========


       Accounting Principles Board Opinion No. 14 describes the treatment of debt issued with detachable warrants. As required by that Opinion, we will record the funding of the $7,500 of loans under Tranche C of American Skiing Resort Properties' senior credit facility at its fair value of $4,235. See note (f) for more information regarding the Tranche C transaction.

                           DORAL INTERNATIONAL, INC.

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


    (j) On July 31, 2000, American Skiing agreed to issue to Oak Hill warrants to purchase a total of 6.0 million shares of American Skiing common stock at a price of $2.50 per share in connection with Oak Hill making available Tranche C of American Skiing Resort Properties' senior credit facility. We will issue these warrants to Oak Hill in connection with the recapitalization of American Skiing to occur immediately prior to the merger. The fair value of these warrants is $7,659 and American Skiing had previously recorded it as a long term liability. This adjustment reflects the reclassification of these warrants as additional paid-in capital.



    (k) Reflects additional deferred tax liabilities resulting from the step-up to fair value of MeriStar's management contracts (see note (e)) and a valuation allowance on certain of MeriStar's tax attributes.



    (l) In the recapitalization of American Skiing that will occur immediately prior to the merger, all of the American Skiing Series B preferred stock will be converted into American Skiing common stock. For purposes of this adjustment, the liquidation value of the Series B preferred stock is fixed as of October 29, 2000 at approximately $166,354, which will be converted into approximately 74.9 million shares of American Skiing common stock. This conversion results in the elimination of the $156,684 carrying value of the Series B preferred stock. We have recorded the $9,670 difference between the liquidation value and the carrying value of the Series B preferred stock as a charge to retained earnings. The actual charge will be calculated using the fair market value of American Skiing common stock at the recapitalization date.


       In addition, in the recapitalization that will occur immediately prior to the merger, American Skiing will convert all of its Series A preferred stock into:

       - Shares of a new series of American Skiing 14% preferred stock having a liquidation value equal to that of the Series A preferred stock as of the date the merger is completed; and

       - A number of shares of American Skiing common stock equal to 20.7% of the liquidation value of the new 14% preferred stock divided by $2.22.

       If the merger had been completed on October 29, 2000, the liquidation value of the Series A preferred stock and the new 14% preferred stock would have been approximately $50,013, and we would have issued approximately 4.7 million shares of common stock worth approximately $10,143. The conversion of the Series A preferred stock into new 14% preferred stock results in no net adjustment to the amount of mandatorily redeemable preferred stock.

       The terms of the new 14% preferred stock are sufficiently different from the Series A preferred stock, so that the issuance of stock in connection with the recapitalization qualifies as an early extinguishment of the Series A preferred stock. The difference between the $60,156 aggregate fair value of the American Skiing common stock and new 14% preferred stock issued in the recapitalization and the $50,013 carrying value of the Series A preferred stock has been recorded as a charge to retained earnings of $10,143. The actual charge will be calculated using the fair market value of American Skiing common stock at the recapitalization date.


    (m) In connection with the recapitalization of American Skiing that will occur immediately prior to the merger, American Skiing will convert each share of its Class A common stock into one share of American Skiing common stock.

                           DORAL INTERNATIONAL, INC.

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


    (n) Reflects the following items:



Reversal of existing MeriStar common stock..................   $ (359)
Conversion of MeriStar common stock into approximately 62.8
  million shares of American Skiing common stock............      628
Conversion of approximately 14.8 million shares of American
  Skiing Class A common stock into approximately 14.8
  million shares of American Skiing common stock............      148
Conversion of Tranche C into approximately 6.0 million
  shares of American Skiing common stock....................       60
Issuance of approximately 4.7 million shares of American
  Skiing common stock to holders of the American Skiing
  Series A preferred stock..................................       47
Conversion of American Skiing Series B preferred stock into
  approximately 74.9 million shares of American Skiing
  common stock..............................................      749
                                                               ------
Net adjustment to common stock..............................   $1,273
                                                               ======



    (o) Reflects the following items:



Reversal of existing MeriStar paid-in capital...............  $(74,801)
Issuance of American Skiing common stock to MeriStar common
  stockholders, excluding Oak Hill..........................    82,982
Conversion of MeriStar common stock held by Oak Hill to
  American Skiing common stock at historical cost...........     9,937
Conversion of Tranche C into American Skiing common stock...    13,188
Issuance of warrants to Oak Hill in connection with
  conversion of Tranche C...................................     7,659
Issuance of American Skiing common stock to holders of the
  American Skiing Series A preferred stock..................    10,096
Conversion of American Skiing Series B preferred stock into
  American Skiing common stock..............................   165,604
Fair value of MeriStar stock options converted to Doral
  stock options, net of unearned compensation costs.........    10,474
                                                              --------
Net adjustment to paid-in capital...........................  $225,139
                                                              ========

                           DORAL INTERNATIONAL, INC.

               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


    (p) Reflects the following items:


Reversal of MeriStar retained earnings......................     $(21,265)
Write-off of unamortized deferred financing costs related to
  the existing American Skiing credit facility..............       (4,261)
Write-off relating to the conversion of the American Skiing
  Series A preferred stock..................................      (10,143)
Write-off relating to the conversion of the American Skiing
  Series B preferred stock..................................       (9,670)
Conversion of Tranche C to American Skiing common stock.....       (6,046)
Solicitation expenses paid to obtain the consent of the
  holders of American Skiing's senior subordinated notes....       (1,200)
                                                                 --------
Net adjustment to retained earnings.........................     $(52,585)
                                                                 ========


    (q) Reflects the reversal of MeriStar's accumulated other net comprehensive income.



    (r) Reflects the assignment of all hotel leases between MeriStar and MeriStar Hospitality Corporation to a taxable subsidiary of MeriStar Hospitality and the execution of management contracts between the subsidiary and MeriStar in accordance with changes to the federal tax laws that were effective as of January 1, 2001. As a result of these actions, all of the net operating assets of MeriStar associated with the hotels formerly leased from MeriStar Hospitality, including cash and cash equivalents, inventory, prepaid expenses, deposits and other, property and equipment, were transferred to the taxable subsidiary of MeriStar Hospitality. Concurrently, all of the operating liabilities associated with the transferred assets, including accounts payable and other current liabilities, liabilities due to affiliates and long-term debt, were transferred to the taxable subsidiary of MeriStar Hospitality.

                           DORAL INTERNATIONAL, INC.
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED OCTOBER 29, 2000
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                     PRO FORMA                          RMA
                                  AMERICAN SKIING     MERISTAR      TRANSACTION          AS            RMA           ADJUSTED
                                   HISTORICAL(A)    HISTORICAL(B)   ADJUSTMENTS       ADJUSTED    ADJUSTMENTS(I)     PRO FORMA
                                  ---------------   -------------   -----------      ----------   --------------   -------------
Net Revenues:
  Resort........................     $ 20,912         $     --        $    --         $ 20,912      $      --        $ 20,912
  Real estate...................       27,216               --             --           27,216             --          27,216
  Hotels........................           --          320,708             --          320,708       (277,269)         43,439
  Corporate housing.............           --           29,369             --           29,369             --          29,369
  Hotel management and other
    fees........................           --            6,287             --            6,287          5,459          11,746
                                     --------         --------        -------         --------      ---------        --------
Total net revenues..............       48,128          356,364             --          404,492       (271,810)        132,682

Operating expenses:
  Resort........................       30,343               --             --           30,343             --          30,343
  Real estate...................       23,578               --            (27)(d)       23,551             --          23,551
  Hotels........................           --          275,570             --          275,570       (237,877)         37,693
  Corporate housing.............           --           18,744             --           18,744             --          18,744
  Marketing, general and
    administrative..............       10,443           58,270             --           68,713        (39,550)         29,163
  Depreciation and
    amortization................        4,002            2,778            312 (e)        7,092             --           7,092
                                     --------         --------        -------         --------      ---------        --------
Total operating expenses........       68,366          355,362            285          424,013       (277,427)        146,586
                                     --------         --------        -------         --------      ---------        --------

Income (loss) from operations...      (20,238)           1,002           (285)         (19,521)         5,617         (13,904)

Interest expense, net...........       12,319            1,986           (320)(f)       13,985             --          13,985
Equity in losses of
  affiliates....................           --               --             --               --             --              --
                                     --------         --------        -------         --------      ---------        --------

Income (loss) before minority
  interests and income taxes....      (32,557)            (984)            35          (33,506)         5,617         (27,889)

Minority interests..............           --              (31)            --              (31)           177             146
Income tax (benefit) expense....      (11,558)             (52)        (1,171)(g)      (12,781)         2,176         (10,605)
                                     --------         --------        -------         --------      ---------        --------

Income (loss) before preferred
  stock dividends...............      (20,999)            (901)         1,206          (20,694)         3,264         (17,430)

Accretion of discount and
  dividends accrued on
  mandatorily redeemable
  preferred stock...............        5,686               --         (3,981)(h)        1,705             --           1,705
                                     --------         --------        -------         --------      ---------        --------
Income (loss) from continuing
  operations available to common
  shareholders..................     $(26,685)        $   (901)       $ 5,187         $(22,399)     $   3,264        $(19,135)
                                     ========         ========        =======         ========      =========        ========
Basic and diluted net loss per
  common share:
Loss from continuing
  operations....................     $  (0.87)                                        $  (0.13)                      $  (0.11)
                                     ========                                         ========                       ========
Weighted average shares.........       30,469                                          178,848                        178,848
                                     ========                                         ========                       ========

                           DORAL INTERNATIONAL, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED JULY 30, 2000
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      AMERICAN                      BRIDGESTREET
                                       SKIING         MERISTAR          PRO        TRANSACTION    PRO FORMA          RMA
                                    HISTORICAL(A)   HISTORICAL(B)     FORMA(C)     ADJUSTMENTS   AS ADJUSTED    ADJUSTMENTS(I)
                                    -------------   -------------   ------------   -----------   ------------   --------------
Net Revenues:
  Resort..........................   $   292,077     $       --       $     --      $     --     $    292,077    $        --
  Real estate.....................       132,063             --             --            --          132,063             --
  Hotels..........................            --      1,310,022             --            --        1,310,022     (1,136,689)
  Corporate housing...............            --          9,392         89,572            --           98,964             --
  Hotel, management and other
  fees............................            --         14,823             --            --           14,823         26,970
                                     -----------     ----------       --------      --------     ------------    -----------
Total net revenues................       424,140      1,334,237         89,572            --        1,847,949     (1,109,719)

Operating expenses:
  Resort..........................       203,902             --             --            --          203,902             --
  Real estate.....................       123,837             --             --          (633)(d)      123,204             --
  Hotels..........................            --      1,078,284             --            --        1,078,284       (943,001)
  Corporate housing...............            --          6,037         77,179            --           83,216             --
  Marketing, general and
  administrative..................        49,405        215,486         10,589            --          275,480       (166,718)
  Depreciation and amortization...        47,028          6,740          1,597         1,968 (e)       57,333             --
                                     -----------     ----------       --------      --------     ------------    -----------
Total operating expenses..........       424,172      1,306,547         89,365         1,335        1,821,419     (1,109,719)
                                     -----------     ----------       --------      --------     ------------    -----------
Income (loss) from operations.....           (32)        27,690            207        (1,335)          26,530             --

Interest expense, net.............        35,906          4,730          2,197           870 (f)       43,703             --
Equity in losses of affiliates....            --             31             --            --               31             --
                                     -----------     ----------       --------      --------     ------------    -----------
Income (loss) before minority
  interests and income taxes......       (35,938)        22,929         (1,990)       (2,205)         (17,204)            --

Minority interests................            --          1,611           (159)           --            1,452             --
Income tax (benefit) expense......        (5,805)         8,048            (58)         (650)(g)        1,535             --
                                     -----------     ----------       --------      --------     ------------    -----------
Loss before preferred stock
  dividends.......................       (30,133)        13,270         (1,773)       (1,555)         (20,191)            --

Accretion of discount and
  dividends accrued on mandatorily
  redeemable preferred stock......        20,994             --             --       (14,527)(h)        6,467             --
                                     -----------     ----------       --------      --------     ------------    -----------
Income (loss) from continuing
  operations available to common
  shareholders....................   $   (51,127)    $   13,270       $ (1,773)     $ 12,972     $    (26,658)   $        --
                                     ===========     ==========       ========      ========     ============    ===========
Basic and diluted loss per common
  share:
Loss from continuing operations...   $     (1.69)                                                $      (0.15)
                                     ===========                                                 ============
Weighted average shares...........        30,393                                                      178,772
                                     ===========                                                 ============


                                    RMA ADJUSTED
                                      PRO FORMA
                                    -------------
Net Revenues:
  Resort..........................  $    292,077
  Real estate.....................       132,063
  Hotels..........................       173,333
  Corporate housing...............        98,964
  Hotel, management and other
  fees............................        41,793
                                    ------------
Total net revenues................       738,230
Operating expenses:
  Resort..........................       203,902
  Real estate.....................       123,204
  Hotels..........................       135,283
  Corporate housing...............        83,216
  Marketing, general and
  administrative..................       108,762
  Depreciation and amortization...        57,333
                                    ------------
Total operating expenses..........       711,700
                                    ------------
Income (loss) from operations.....        26,530
Interest expense, net.............        43,703
Equity in losses of affiliates....            31
                                    ------------
Income (loss) before minority
  interests and income taxes......       (17,204)
Minority interests................         1,452
Income tax (benefit) expense......         1,535
                                    ------------
Loss before preferred stock
  dividends.......................       (20,191)
Accretion of discount and
  dividends accrued on mandatorily
  redeemable preferred stock......         6,467
                                    ------------
Income (loss) from continuing
  operations available to common
  shareholders....................  $    (26,658)
                                    ============
Basic and diluted loss per common
  share:
Loss from continuing operations...  $      (0.15)
                                    ============
Weighted average shares...........       178,772
                                    ============

                           DORAL INTERNATIONAL, INC.
         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                FOR THE THREE MONTHS ENDED OCTOBER 29, 2000 AND
                        FOR THE YEAR ENDED JULY 30, 2000
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

(a) Reflects the unaudited consolidated statement of operations of American Skiing for the three months ended October 29, 2000. For the unaudited pro forma combined statement of operations for the year ended July 30, 2000, this column reflects the audited consolidated statement of operations of American Skiing for the year ended July 30, 2000.

(b) Reflects the unaudited consolidated statement of operations of MeriStar for the three months ended September 30, 2000. For the unaudited pro forma combined statement of operations for the year ended July 30, 2000, this column reflects the unaudited consolidated statement of operations of MeriStar for the twelve months ended June 30, 2000.

(c) This column represents the unaudited operations of BridgeStreet for the period July 1, 1999 through May 31, 2000, the date of acquisition by MeriStar.

(d) As previously discussed, American Skiing Company Resort Properties, Inc. will draw down the remaining $7,500 available under the $13,000 Tranche C of its senior credit facility. As of July 31, 2000, the outstanding aggregate principal amounts under Tranches A and B of that senior credit facility were $28,892 and $25,000, respectively.
    Because Tranche C was entered into on July 31, 2000, the first day of American Skiing's 2001 fiscal year, for purposes of the pro forma combined statement of operations for the three months ended October 29, 2000, only the $7,500 of proceeds from the drawdown to be made in connection with the recapitalization of American Skiing have been applied to repay the outstanding balances under Tranches A and B of the American Skiing Resort Properties facility as of July 31, 2000 on a pro rata basis. The weighted average interest rate on those balances were approximately 17.8% per annum for Tranche A and 25.0% per annum for Tranche B. Total interest savings from this application of proceeds, together with the elimination of the historical interest incurred on the first $5,500 drawn under Tranche C, would have been $740.
    Because Tranche C was entered into on July 31, 2000, the first day of American Skiing's 2001 fiscal year, for purposes of the pro forma combined statement of operations for the year ended July 30, 2000, the entire $13,000 of proceeds from Tranche C have been applied to repay the outstanding balance of indebtedness under the predecessor to American Skiing Resort Properties' current credit facility. The weighted average interest rate on those balances was approximately 17.9% per annum. Total interest savings from this application of proceeds would have been $2,323.
    In conjunction with the establishment of the new Doral senior credit facility, we will receive a 3.25% reduction in the interest rate on Tranche A of the American Skiing Resort Properties credit facility and a 5.00% reduction in the interest rate on Tranche B of that facility. Total interest savings for the three months ended October 29, 2000 and the year ended July 30, 2000 in connection with these rate reductions would have been $471 and $1,661, respectively.
    We have recorded a portion of the total interest savings resulting from the application of the proceeds of Tranche C and the reduction in interest rates as a reduction in real estate operating expenses. These reductions represent reductions in interest that would have been capitalized into the cost of real estate sold during the relevant periods. We have also recorded a portion of the total interest savings as a reduction in net interest expense. We would have capitalized the remaining portion of the total interest savings as part of the cost of unsold real estate constructed using the proceeds from Tranches A, B, and C.

                           DORAL INTERNATIONAL, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS (CONTINUED)

                FOR THE THREE MONTHS ENDED OCTOBER 29, 2000 AND
                        FOR THE YEAR ENDED JULY 30, 2000
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

        The application of those interest savings is as follows:

                                                                    THREE MONTHS
                                                                    ENDED OCTOBER   YEAR ENDED JULY
                                                                      29, 2000         30, 2000
                                                                    -------------   ---------------
        Interest savings resulting from application of Tranche C
          proceeds................................................      $740             $2,323
        Portion that would have been capitalized as part of unsold
          real estate construction costs..........................       (96)            (1,117)
        Portion recorded as reduction to interest expense.........      (627)              (837)
                                                                        ----             ------
        Portion recorded as reduction in cost of real estate
          sold....................................................      $ 17             $  369
                                                                        ----             ------

        Interest savings resulting from interest rate reductions
          on Tranches A and B.....................................      $471             $1,661
        Portion that would have been capitalized as part of unsold
          real estate construction costs..........................       (62)              (799)
        Portion recorded as reduction to interest expense.........      (399)              (598)
                                                                        ----             ------
        Portion recorded as reduction in cost of real estate
          sold....................................................      $ 10             $  264
                                                                        ----             ------

        Total reduction in cost of real estate sold resulting from application of Tranche C proceeds and reduction to
          interest rates on Tranches A and B......................      $ 27             $  633
                                                                        ====             ======

(e) The adjustments to depreciation and amortization include the following items:


                                                                    THREE MONTHS
                                                                    ENDED OCTOBER   YEAR ENDED JULY
                                                                      29, 2000         30, 2000
                                                                    -------------   ---------------
        Elimination of amortization of deferred financing costs
          associated with the existing American Skiing senior
          credit facility.........................................      $(253)           $ (917)
        Elimination of amortization of deferred financing costs
          associated with the existing MeriStar senior credit
          facility................................................       (201)             (268)
        Amortization of consent payment to holders of American
          Skiing's senior subordinated notes......................         50               200
        Amortization of additional goodwill and intangible assets
          generated by the merger.................................        248               993
        Elimination of amortization of deferred financing costs
          associated with Tranche C...............................        (21)               --
        Amortization of deferred financing costs associated with
          the new Doral senior credit facility....................        489             1,960
                                                                        -----            ------
        Net adjustments to depreciation and amortization..........      $ 312            $1,968
                                                                        =====            ======


   We will amortize the MeriStar management contracts we acquire in the merger over their contractual life of 25 years. Goodwill from the purchase will be amortized over its estimated useful life of 35 years.

                           DORAL INTERNATIONAL, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS (CONTINUED)

                FOR THE THREE MONTHS ENDED OCTOBER 29, 2000 AND
                        FOR THE YEAR ENDED JULY 30, 2000
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

(f) The adjustments to net interest expense include the following items:

                                                                    THREE MONTHS
                                                                    ENDED OCTOBER   YEAR ENDED JULY
                                                                      29, 2000         30, 2000
                                                                    -------------   ---------------
        Elimination of interest expense relating to the existing
          American Skiing senior credit facility..................     $(3,293)         $(10,261)
        Elimination of interest expense relating to the existing
          MeriStar senior credit facility.........................      (2,377)           (5,662)
        Interest expense on new Doral senior credit facility......       6,376            18,228
        Reduction in net interest expense from application of the
          proceeds of Tranche C...................................        (627)             (837)
        Reduction in net interest expense from the reduction in
          interest rates on Tranches A and B......................        (399)             (598)
                                                                       -------          --------
        Net adjustment to net interest expense....................     $  (320)         $    870
                                                                       =======          ========


(g) Reflects adjustments to record the income tax effect at Doral's effective tax rates of 38.2% and 8.2% for the three months ended October 29, 2000 and for the year ended July 30, 2000, respectively. Our effective tax rates differ from the statutory tax rate primarily because of the effect of permanent differences.


(h) The conversion of the American Skiing Series A and Series B preferred stock resulted in the following net adjustments to the accretion of discount and dividends on mandatorily redeemable preferred stock:

                                                                    THREE MONTHS
                                                                    ENDED OCTOBER   YEAR ENDED JULY
                                                                      29, 2000         30, 2000
                                                                    -------------   ---------------
        Elimination of dividends accrued on the American Skiing
          Series A preferred stock................................     $(1,307)         $ (4,870)
        Elimination of dividends accrued on the American Skiing
          Series B preferred stock................................      (4,379)          (16,124)
        Accrual of dividends on American Skiing new 14% preferred
          stock...................................................       1,705             6,467
                                                                       -------          --------
        Net adjustment to accretion of discount and dividends on
          mandatorily redeemable preferred stock..................     $(3,981)         $(14,527)
                                                                       =======          ========

(i) Reflects the assignment of all hotel leases between MeriStar and MeriStar Hospitality Corporation to a taxable subsidiary of MeriStar Hospitality and the execution of management contracts between that subsidiary and MeriStar in accordance with changes to the federal tax laws that were effective as of January 1, 2001. As a result of these activities, all of the net operating assets and liabilities of MeriStar associated with the hotels formerly leased from MeriStar Hospitality were transferred to the taxable subsidiary of MeriStar Hospitality. Also, as a result of these actions, the net revenues from the transferred assets and the expenses associated with those revenues were eliminated and replaced with management fee income and expenses associated with that income. Adjustments to minority interests and income tax expense occurred because of the change in income (loss) before minority interests and income taxes.

                      MANAGEMENT OF DORAL AFTER THE MERGER

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

    Set forth below is information concerning each nominee for election to the Doral board of directors and each individual to be appointed as an executive officer of Doral upon completion of the merger:


NAME                                          AGE              POSITION WITH DORAL
----                                        --------   ------------------------------------
Leslie B. Otten...........................     51      Chairman and Director

Paul W. Whetsell..........................     49      Chief Executive Officer and Director

Bradford E. Bernstein.....................     34      Director

J. Taylor Crandall........................     47      Director

Daniel L. Doctoroff.......................     42      Director

Steven E. Gruber..........................     43      Director

David B. Hawkes...........................     56      Director

Steven D. Jorns...........................     51      Director

James B. McCurry..........................     52      Director

Anne L. Raymond...........................     42      Director

Paul Wachter..............................     43      Director

John Emery................................     36      Chief Financial Officer

William J. Fair...........................     38      President--Resorts

Hernan R. Martinez........................     48      President--Real Estate

David E. McCaslin.........................     43      President--Lodging and Corporate
                                                       Housing



    Should any of the proposals set forth in this joint proxy statement and prospectus not be approved by a vote of the stockholders of American Skiing at the Special Meeting, or if the merger is not consummated for any other reason, then the board of directors of American Skiing would remain as it was before the Special Meeting.



    Doral's certificate of incorporation will provide for a board of directors consisting of three classes of directors with the directors in each class serving staggered three year terms. Each class will consist, as nearly as may be possible, of one-third of the directors constituting the entire board. The
Class I nominees are Messrs. Bernstein, Crandall and Wachter, the Class II nominees are Messrs. Gruber, Jorns, Hawkes and McCurry, and the Class III nominees are Messrs. Doctoroff, Whetsell, Otten and Ms. Raymond. The terms of the Class I, Class II and Class III directors elected at the special meeting will expire at the Doral annual meetings of stockholders following the end of the 2001, 2002 and 2003 fiscal years, respectively. At each annual meeting of the stockholders, the successors to the class of directors whose term expires will be elected for a three year term.


    MR. OTTEN is a nominee to be a Class III director of Doral and will also be the Chairman of Doral after the merger. Mr. Otten has been a director, Chairman and Chief Executive Officer of American Skiing since the inception of the company in July 1997. In 1971, Mr. Otten joined Sherburne Corporation, then the parent company of Sunday River, Killington and Mount Snow. Mr. Otten became Assistant to the General Manager of Sunday River in 1972 and became its General Manager in 1974. In 1980, Mr. Otten purchased Sherburne's 90% interest in Sunday River and acquired the remaining 10% interest from the minority stockholders in 1989. From 1980 until the initial public offering of American Skiing in 1997, he was the sole director, President and Chief Executive Officer of American Skiing or its predecessors.

    MR. WHETSELL is a nominee to be a Class III director of Doral and will also be the Chief Executive Officer of Doral after the merger. Mr. Whetsell has been Chairman of the board of directors and Chief Executive Officer of MeriStar since August 1998. Mr. Whetsell has also been Chairman of the board of directors and Chief Executive Officer of MeriStar Hospitality Corporation since August 1998. Prior to August 1998, Mr. Whetsell had been Chairman of the board of directors of CapStar Hotel Company since 1996 and had served as President and Chief Executive Officer of CapStar Hotel Company since its founding in 1987.
Mr. Whetsell is also a director of American Skiing and STS HotelNet, LLC.


    MR. BERNSTEIN is a nominee to be a Class I director of Doral. Mr. Bernstein has served as a director of American Skiing since August 5, 1999. Mr. Bernstein has been a Partner at Oak Hill Capital Management, Inc., a private investment company, since its formation in 1999. Previously, he was a Managing Director at Oak Hill Partners, Inc. which he joined in 1992. He has served or currently serves on the board of directors of Caliber Collision Centers, Inc. and EpiX, formerly Payroll Transfers, Inc. Prior to 1992, Mr. Bernstein was with
Patricof & Co. Ventures, a venture capital firm, and at Merrill Lynch & Co.



    MR. CRANDALL is a nominee to be a Class I director of Doral. Mr. Crandall has been a director of American Skiing since August 5, 1999. Mr. Crandall has served as Vice President and Chief Financial Officer of Keystone, Inc., the principal investment vehicle of Robert M. Bass of Fort Worth, Texas since October 1996, and as Chief Operating Officer since August 1998. Mr. Crandall is a Managing Partner and an owner of Oak Hill Capital Management, Inc., the manager of Oak Hill Capital Partners, L.P. He has also served as President, Director and sole stockholder of Acadia MGP, Inc., the managing general partner of Acadia Investment Partners, L.P., the sole general partner of Acadia Partners, L.P., an investment partnership, since 1992. Mr. Crandall also serves as a director of U.S. Oncology, Broadwing Inc., Specialty Foods Corporation, Sunterra, Inc. and Washington Mutual Inc. He also serves on the Board of Advisors of Oak Hill Capital Partners and Oak Hill Strategic Partners, L.P., both of which he helped found; on the Investment Committees of Insurance Partners, L.P. and Brazos Fund, L.P., and on the Advisory Committees of Boston Ventures Limited Partnership V and B-K Capital Partners, L.P. Prior to his affiliation with Keystone, Mr. Crandall was a Vice President with the First National Bank of Boston, where he managed a leveraged buy-out group and the bank's Dallas energy office.



    MR. DOCTOROFF is a nominee to be a Class III director of Doral.
Mr. Doctoroff has been a director of MeriStar since August 1998. Mr. Doctoroff is a Managing Partner and an owner of Oak Hill Capital Management, Inc., the manager of Oak Hill. Mr. Doctoroff has been Managing Director of Oak Hill Partners, Inc., the investment advisor to several private investment funds, and its predecessor since August 1987; Vice President and Director of Acadia Partners MGP, Inc. since March 1992; Vice President of Keystone, Inc. since March 1992; and a Managing Partner of Insurance Partners Advisors, L.P. since February 1994. Mr. Doctoroff is also a Director of MeriStar Hospitality Corporation, and Williams Scotsman, Inc.



    MR. GRUBER is a nominee to be a Class II director of Doral. Mr. Gruber has been a director of American Skiing since August 5, 1999. From February 1999 to the present, Mr. Gruber has been a Managing Partner and an owner of Oak Hill Capital Management, Inc., the manager of Oak Hill. From March 1992 to present he has been a Managing Director of Oak Hill Partners, Inc. From May 1990 to
March 1992, he was a Managing Director of Rosecliff, Inc. Since February 1994, Mr. Gruber has also been an officer of Insurance Partners Advisors, L.P., an investment advisor to Insurance Partners, L.P. Since October 1992, he has been a Vice President of Keystone, Inc., which was formerly known as Robert M. Bass Group, Inc. From 1981 to 1990, Mr. Gruber was a Managing Director and co-head of High Yield Securities and held various other positions at Lehman Brothers, Inc. He is also a director of TravelCenters of America, Inc., Grove Worldwide, LLC, Integrated Orthopaedics, Inc., and several private companies related to Keystone, Inc., Insurance Partners, L.P. and Oak Hill Partners, Inc.


    MR. HAWKES is a nominee to be a Class II director of Doral. Mr. Hawkes was elected to the board of directors of American Skiing on December 8, 1998. He is a co-owner and consultant with Cloudhawk Management Consultants, L.L.C., a management consulting firm based in Portland, Maine. Before founding Cloudhawk in 1993, Mr. Hawkes served as a partner with KPMG Peat Marwick from 1974 to 1993, part of that time in charge of the firm's Portland, Maine tax practice. Mr. Hawkes also serves as a member of the board of directors of several private companies.

    MR. JORNS is a nominee to be a Class II director of Doral. Mr. Jorns has been Vice Chairman of the board of directors of MeriStar since August 1998.
Mr. Jorns was also Chief Operating Officer of MeriStar from August 1998 until January 1999. Mr. Jorns has also been Vice Chairman of the board of directors of MeriStar Hospitality Corporation since August 1998. From April 1996 to
August 1998, Mr. Jorns was the Chairman of the board of directors, Chief Executive Officer and President of American General Hospitality Corporation.
Mr. Jorns was also the founder of American General Hospitality, Inc. and had served since its formation in 1981 until August 1998 as its Chairman of the board of directors, Chief Executive Officer and President.


    MR. MCCURRY is a nominee to be a Class II director of Doral. Mr. McCurry has been Chief Executive Officer of Cerespan.com since May 2000. From July 1997 until May 2000, Mr. McCurry was a Partner at Bain & Company, an international management consulting firm specializing in corporate strategy. Mr. McCurry served from December 1994 through December 1996 as Chief Executive Officer of NeoStar Retail Group, Inc. ("NeoStar"), a specialty retailer of consumer software. Neostar filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in September 1996. From April 1983 to December 1994,
Mr. McCurry was the Chairman of Babbage's Inc., a consumer software retailer, which merged with Software Etc. Stores, Inc. in December of 1994 to form NeoStar.



    ANNE L. RAYMOND is a nominee to be a Class III director of Doral.
Ms. Raymond is a Managing Director of Crow Holdings, a diversified real estate investment company based in Dallas, Texas. Prior to joining Crow Holdings, Ms. Raymond served as Executive Vice President and Chief Financial Officer of Wyndham Hotel Company from March 1995 until January 1998.



    MR. WACHTER is a nominee to be a Class I director of Doral. Mr. Wachter has served as a director of American Skiing since his election on December 16, 1999. Mr. Wachter is the founder and Chief Executive Officer of Main Street Advisors, a financial advisory firm. Prior to forming Main Street Advisors in 1997, Mr. Wachter was a Managing Director and Head of Schroder & Co. Incorporated's Lodging and GamingGroup, its Sports and Leisure Group, and Schroder's West Coast investment banking effort. From 1987 to 1993, Mr. Wachter worked at Kidder Peabody where he founded and was responsible for Kidder's Hotel, Resorts and Leisure Group, and managed Kidder Peabody's Los Angeles investment banking group. He began his career as an investment banker at Bear, Stearns & Co., Inc., covering the entertainment industry. From 1983 to 1985, Mr. Wachter worked at Paul, Weiss, Rifkind, Wharton and Garrison as a tax attorney.


    MR. EMERY will be the Chief Financial Officer of Doral. Mr. Emery has served as Chief Investment Officer of MeriStar since April 2000. He currently also serves as Chief Operating Officer of MeriStar Hospitality Corporation since April 2000 and was elected to MeriStar Hospitality's board of directors on May 9, 2000. From August 1998 to April 2000, Mr. Emery was Chief Financial Officer of MeriStar Hospitality. From June 1997 until August 1998, Mr. Emery served as Chief Financial Officer of CapStar Hotel Company. From March 1996 to June 1997, Mr. Emery served as Treasurer and Secretary of Capstar Hotel Company. From September 1995 to March 1996, he served as Director of Finance of CapStar Hotel Company. Prior to that, from January 1987 to September 1995, he worked for Deloitte & Touche LLP in various capacities, culminating with Senior Manager for the hotel and real estate industries. Mr. Emery is a director of STS HotelNet, LLC.

    WILLIAM J. FAIR will be the President--Resorts of Doral. Mr. Fair joined American Skiing Company in May 2000. Prior to joining the Company, Mr. Fair was employed as president of Universal Studios' Port Aventura theme park in Tarragona, Spain from 1998 to April 2000. Mr. Fair served as senior vice president for business operations at Universal Creative, a division of Universal Studios, Inc. from 1997 to 1998. Between 1992 and 1997, Mr. Fair was employed by Walt Disney Co. in multiple capacities including director of finance and business planning for Disney Development Company.


    HERNAN R. MARTINEZ will be the President--Real Estate of Doral. Mr. Martinez joined American Skiing Company in July 2000. From 1996 to April 2000, Mr. Martinez served as a managing director of Tishman-Speyer Properties of New York, an international real estate development company. Between 1994 and 1996, Mr. Martinez was chief executive officer of another commercial real estate development company, Del Plata Properties of Buenos Aires, Argentina.


    DAVID E. MCCASLIN will be the President--Lodging and Corporate Housing of Doral. Mr. McCaslin has been a director and President of MeriStar since August 1998. Mr. McCaslin has served as Chief Operating Officer of CapStar from 1994 until August 1998. Mr. McCaslin joined CapStar Hotel Company in 1987 as a General Manager and was named Vice President of Operations in 1988.


EXECUTIVE COMPENSATION

GENERAL

    The following table provides information concerning compensation paid by American Skiing or MeriStar for the last three completed fiscal years to the persons listed below, each of whom will serve as executive officers of Doral after the merger.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                     COMPENSATION
                                             ANNUAL                  -------------
                                          COMPENSATION                   OTHER       RESTRICTED    SECURITIES
          NAME AND              FISCAL    -------------                 ANNUAL         STOCK       UNDERLYING       ALL OTHER
     PRINCIPAL POSITION          YEAR        SALARY        BONUS     COMPENSATION      AWARDS     OPTIONS/SARS    COMPENSATION
-----------------------------  --------   -------------   --------   -------------   ----------   -------------   -------------
Leslie B. Otten (1)..........    2000      $  407,692     $ 23,650(8)   $     --           --              --              --

                                 1999         392,308           --       15,000(10)        --         175,000              --

                                 1998         386,538           --       10,000(10)        --       1,853,197              --

Paul W. Whetsell (2)(3)......  2000..      $  190,000     $     --(14)   $ 23,044          --           5,000(11)          --

                                 1999         190,000      163,500           --            --         135,000(12)          --

                                 1998(7)       82,480       63,540        2,312            --              --              --

John Emery (2)(4)............    2000      $   90,000           --(14)         --          --              --              --

William J. Fair (1)(5).......    2000      $   51,923     $ 75,000(9)   $     --           --         400,000              --

Hernan R. Martinez (1)(6)....    2000      $   17,308     $     --     $     --            --         400,000              --

David E. McCaslin (2)........    2000      $  288,077     $     --(14)   $  5,513          --              --      $  241,000(13)

                                 1999         300,000      219,000        2,813            --         100,000              --

                                 1998(7)      127,313      100,200        2,312            --          87,500              --

------------------------------

(1) Unless otherwise noted, the amounts in the table for this executive represent compensation paid to the executive by American Skiing during its 1998, 1999 and 2000 fiscal years.

(2) Unless otherwise noted, the amounts in the table for this executive represent compensation paid to the executive by MeriStar during its 1998, 1999 and 2000 fiscal years.

(3) Mr. Whetsell is Chairman and Chief Executive Officer of MeriStar Hospitality Corporation. Mr. Whetsell's compensation from MeriStar Hospitality in MeriStar's 2000 fiscal year consisted of $285,000 in base salary, $419,250 in vested restricted stock and $571,906 in other compensation, which represents dividends on unvested restricted stock.

(4) Mr. Emery is Chief Operating Officer of MeriStar Hospitality Corporation. Mr. Emery's compensation from MeriStar Hospitality in MeriStar's 2000 fiscal year consisted of $308,750 in base salary, $222,800 in bonus, $6,248 of other annual compensation, $330,616 in vested restricted stock and $294,098 in other compensation, which represents dividends on unvested restricted stock.

(5) Mr. Fair became an employee of American Skiing in May 2000 and consequently did not receive any compensation during American Skiing's 1998 and 1999 fiscal years.

(6) Mr. Martinez became an employee of American Skiing in July 2000 and consequently did not receive any compensation during American Skiing's 1998 and 1999 fiscal years.

(7) These amounts represent compensation paid during the period from August 3, 1998, the date MeriStar was spun-off from CapStar Hotel Company, to December 31, 1998.

(8) Represents bonus for fiscal 2000, paid in fiscal 2001.

(9) Represents signing bonus.

(10) Represents fees paid for attendance at meetings of the board of directors of American Skiing.

(11) Represents 5,000 options to purchase American Skiing common stock granted under American Skiing's 1997 Stock Option Plan in December 2000.

(12) Represents 125,000 options to purchase MeriStar common stock granted under the MeriStar Incentive Plan during MeriStar's 1999 fiscal year and 10,000 options to purchase American Skiing common stock granted under American Skiing's 1997 Stock Option Plan in December 1999.

(13) On February 4, 1999, MeriStar's compensation committee permitted the grant by MeriStar Hospitality Corporation to Mr. McCaslin of options to purchase 150,000 shares of MeriStar Hospitality common stock at $19.19 per share, which vest over three years, and 15,000 restricted shares of MeriStar Hospitality common stock, which vest over five years, under the MeriStar Hospitality Incentive Plan. In December 1999, the MeriStar compensation committee permitted the grant by MeriStar Hospitality of MeriStar Hospitality common stock and other equity compensation to Mr. McCaslin. That award consists of MeriStar Hospitality common stock, which is subject to a three-year vesting period that began in March 31, 2000, and a new class of partnership units in the subsidiary operating partnership of MeriStar Hospitality Corporation, which is subject to the satisfaction of performance criteria. The stock portion of the award is valued based on the closing price per share of the common stock on the date of grant.

(14) Bonuses for 2000 will be finalized and paid in February 2001.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth each grant of stock options during the last completed fiscal year by American Skiing and MeriStar to those persons listed in the summary compensation table above. No stock appreciation rights were granted during the last fiscal year.

    The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent either American Skiing's or MeriStar's estimate or projection of its common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of Doral's common stock, overall market conditions and the option holders' continued employment through the vesting period. Unless the market price of Doral common stock appreciates over the option term, no value will be realized from the option grants made to these executive officers.

All options described in the tables below are options to purchase the common stock of American Skiing.

                                                         INDIVIDUAL GRANTS
                                              ----------------------------------------    POTENTIAL REALIZABLE VALUE
                                 NUMBER OF     PERCENT OF                                  AT ASSUMED ANNUAL RATES
                                SECURITIES    TOTAL OPTIONS                              OF STOCK PRICE APPRECIATION
                                UNDERLYING     GRANTED TO     EXERCISE OR                    FOR OPTION TERM ($)
                                  OPTIONS     EMPLOYEES IN    BASE PRICE    EXPIRATION   ----------------------------
NAME                            GRANTED (#)    FISCAL YEAR     ($/SHARE)       DATE          5%             10%
----                            -----------   -------------   -----------   ----------   ----------   ---------------
Leslie B. Otten...............         --             --            --             --     $     --     $          --

Paul W. Whetsell..............      5,000(1)          (2)        $1.75       12/12/10        5,502            13,945

John Emery....................         --             --            --             --           --                --

William J. Fair...............    400,000          15.0%         $2.00        5/22/10      503,115         1,274,994

Hernan R. Martinez............    400,000          15.0%         $2.00         7/5/10      503,115         1,274,994

David E. McCaslin.............         --             --            --             --           --                --

--------------------------

(1) Represents 5,000 options to purchase American Skiing common stock granted in December 2000.

(2) Represents less than 1% of options granted.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning the options exercised by those persons listed in the summary compensation table above in the last completed fiscal year and the year-end number and value of unexercised options with respect to each of these persons. No stock appreciation rights were exercised by these persons in the last completed fiscal year or were outstanding at the end of the year.

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                    OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                                    SHARES                            YEAR-END (#)                 FISCAL YEAR-END
                                  ACQUIRED ON       VALUE      ---------------------------   ---------------------------
NAME                             EXERCISE (#)     REALIZED     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                             -------------   -----------   -----------   -------------   -----------   -------------
Leslie B. Otten (1)............          --        $    --            --(3)          --        $    --        $    --

Paul W. Whetsell (2)...........          --             --       301,666(4)      83,334         39,750(5)          --

John Emery (2).................          --             --       151,356         73,644          5,049             --

William J. Fair (1)............          --             --       110,000        290,000         34,000         89,900

Hernan R. Martinez (1).........          --             --            --        400,000             --        124,000

David E. McCaslin (2)..........          --             --       229,167         95,833         23,188             --

------------------------------

(1) Unless otherwise noted, the information in this table for this executive relates to options to purchase American Skiing common stock with respect to its fiscal year ended July 30, 2000.

(2) Unless otherwise noted, the information in this table for this executive relates to options to purchase MeriStar common stock with respect to its fiscal year ended December 31, 2000.

(3) Mr. Otten received 660,000 exercisable options to purchase American Skiing common stock during the 2001 fiscal year. The weighted-average exercise price of these options was $3.01 per share. For more information regarding these options, please see "Information Regarding Beneficial Ownership of Management and Principal Stockholders of American Skiing--Security Ownership of Directors and Officers of American Skiing."

(4) Represents 291,666 options to purchase MeriStar common stock and 10,000 options to purchase American Skiing common stock.

(5) Represents the value of unexercised in-the-money options to purchase MeriStar common stock.

DIRECTOR COMPENSATION

    Independent directors of Doral will be paid an annual fee of $20,000. In addition, each independent director will be paid for attendance at meetings of some committees of which he or she is a member. Directors who are employees of Doral will not receive any fees for their service on the board of directors or a committee. Doral will reimburse all independent directors for their out-of-pocket expenses in connection with their service on the board of directors.

    Independent directors will also receive options under the new Doral Non-Employee Directors' Incentive Plan. For more information regarding these options, please read the description of that plan under the heading "--Doral Benefit Plans--Doral Non-Employee Directors' Incentive Plan."

EMPLOYMENT AGREEMENTS

LESLIE B. OTTEN

    On January 3, 2001 American Skiing entered into an amended and restated employment agreement with Leslie B. Otten which provides that he will be employed as Chairman of Doral. The agreement is for a term commencing on the effective date of the merger and continuing until December 31, 2005, with automatic renewals on a year-to-year basis thereafter unless either party provides ninety days notice of his or her desire not to extend the term.
Mr. Otten will serve as Chairman of the board of directors, Chairman of the executive committee of the board, a member of the nominating committee of the board and a member of the boards of directors of ASC Utah, American Skiing Company Resort Properties, Inc. and each material subsidiary of American Skiing. Some material terms of Mr. Otten's employment agreement are as follows:

    Mr. Otten will receive a base salary of $380,000 per year, with increases determined by the board of directors. Mr. Otten's base salary is also subject to an annual increase equal to the percentage change in the consumer price index from the previous year. Mr. Otten may earn a bonus payment of between $190,000 and $380,000, depending on Doral's achievement of certain earnings levels, with a minimum achievement of 90% of those targets, as well as an additional bonus of up to $100,000, which may be granted in the sole discretion of the board of directors. Mr. Otten will be eligible to participate in the new Doral Incentive Plan.

    Mr. Otten will be entitled to severance if his employment is terminated as a result of any of the following circumstances:

    - Mr. Otten's disability;

    - Doral's termination of Mr. Otten's employment without just cause;

    - Mr. Otten's termination of his own employment for good reason;

    - Mr. Otten's termination of his own employment for any reason during the one year period following a change in control of Doral.

    Mr. Otten's severance under these circumstances would be equal to his base salary for a period of 24 months at the rate in effect immediately prior to the termination payable in accordance with Doral's regular payroll practices. In addition, Mr. Otten would be entitled to an amount equal to the discretionary bonus that would have been paid to him during the 24 months following his termination. Upon a change in control, all stock options or other incentive awards would become fully vested. The merger of MeriStar and American Skiing is excluded from the definition of change in control under Mr. Otten's employment agreement.

    If Mr. Otten's employment is terminated due to his death, he will receive his base salary and earned accrued bonus at the rate in effect at the time of his death through the end of the month in which his death occurs.

    If Mr. Otten terminates his own employment voluntarily, other than during the one year period following a change in control of Doral, or it is terminated by Doral for just cause, he will receive any accrued and unpaid base salary through the termination date and will be entitled to no other salary or bonus payments or any other benefits under the employment agreement.

    Mr. Otten's employment agreement also provides that during the term of the agreement and for a period of one year thereafter he will not become financially interested in or associated with any business that derives 25% or more of its revenue from skiing and other winter resorts, winter-associated real estate development or related activities in any state where Doral has operations on the date of his termination and will not solicit employees or consultants to leave Doral. Mr. Otten also agreed not to disclose confidential information regarding Doral.

WILLIAM J. FAIR

    On May 17, 2000, American Skiing entered into an employment agreement with William J. Fair for a term of three years. Mr. Fair is employed as the Chief Operating Officer of American Skiing Company and the President--Resort Operations. Upon completion of the merger, Mr. Fair will lead Doral's leisure division. The parties may extend Mr. Fair's employment agreement by mutual written agreement on or prior to May 17, 2002. Some material terms of Mr. Fair's employment agreement are as follows:

    Mr. Fair will receive a base salary of $300,000 per year. The compensation committee may award Mr. Fair an annual bonus of up to 70% of his base salary in accordance with the provisions of American Skiing's bonus plan. Mr. Fair received a signing bonus in the amount of $75,000 on May 17, 2000. American Skiing also granted Mr. Fair incentive stock options for 400,000 shares of American Skiing common stock, at an exercise price of $2.00 per share, subject to the vesting and forfeiture conditions.

    Mr. Fair will be entitled to severance if his employment is terminated as a result of any of the following circumstances:

    - Mr. Fair's disability;

    - Doral's termination of Mr. Fair's employment without cause; or

    - Mr. Fair's termination of his own employment for specified reasons set forth in his employment agreement.

    Mr. Fair's severance under these circumstances would be an amount equal to his base salary to the end of the term of employment, but in no event less than one year's base salary. The severance is payable in accordance with the Doral's ordinary payroll practices.

    In the event Mr. Fair's employment is terminated by Mr. Fair for specified reasons set forth in the employment agreement or by Doral without cause within one year following, or in connection with, a change in control of American Skiing, Mr. Fair is entitled to receive an amount equal to 200% percent of his then current annual base salary in a lump sum within ten days of the termination of his employment. The merger is not a change in control of American Skiing under Mr. Fair's employment agreement.

    Mr. Fair's employment agreement also provides that during the term of the agreement and for a period of one year after the term, he will not have an ownership interest in, manage or control ski resorts throughout North America and will not solicit American Skiing employees to leave American Skiing, or interfere with or disrupt any contractual relationships between American Skiing and any third party. Mr. Fair also agrees not to disclose confidential information.

HERNAN R. MARTINEZ

    On April 28, 2000, American Skiing and Hernan Martinez agreed to the terms of his employment. Mr. Martinez is employed as the Chief Operating Officer of American Skiing Company Resort Properties, Inc. and a Senior Vice President of American Skiing Company. Upon consummation of the merger, Mr. Martinez will lead Doral's real estate division. Mr. Martinez is employed at will.

    Mr. Martinez receives a base salary of $300,000 per year, paid weekly.
Mr. Martinez may be awarded an annual bonus of up to 70% of his base salary in accordance with the provisions of American Skiing's bonus plan. In accordance with the terms of his employment agreement, American

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Skiing granted Mr. Martinez incentive stock options for 400,000 shares of
American Skiing common stock, subject to a four year vesting schedule.

    During the first three years of employment, in the event Mr. Martinez is involuntarily terminated by American Skiing without cause or as a result of a change in control of American Skiing, Mr. Martinez will receive severance in an amount equal to one year's base salary. The merger is not a change in control of American Skiing under this agreement.

    It is anticipated that Messrs. Otten, Fair and Martinez will continue to work under their pre-existing employment agreements after the merger.

DORAL BENEFIT PLANS


    The stockholders of American Skiing are being asked to vote upon and approve the adoption of a new Incentive Plan and a new Stock Purchase Plan for the employees of Doral. Options to purchase MeriStar common stock that have been granted to participants under MeriStar's Incentive Plan will be converted in the merger, at a rate of 1.75 shares of Doral common stock for each share of MeriStar common stock, into options to purchase Doral common stock that will be governed by the new Doral Incentive Plan. Appropriate adjustments will be made to the exercise price to take account of the exchange ratio. All options that will be granted in the future by Doral will be granted under the new Doral Incentive Plan. Options to purchase American Skiing common stock will continue to be governed by the American Skiing 1997 Stock Option Plan, but no additional options will be granted under that Plan.


THE NEW DORAL INCENTIVE PLAN

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE INCENTIVE PLAN. A COPY OF THE PROPOSED INCENTIVE PLAN IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX F, AND YOU SHOULD READ THE PROPOSED INCENTIVE PLAN CAREFULLY AND IN ITS ENTIRETY.

    The purposes of the Doral Incentive Plan are to:

    - Attract and retain employees, directors and other service providers with ability and initiative;

    - Provide incentives to those deemed important to the success of Doral and related entities; and

    - Align the interests of these individuals with the interests of Doral and its stockholders through opportunities for increased stock ownership.

    SHARE AUTHORIZATION. In no event may the total of the following exceed 15% of the number of issued and outstanding shares of Doral common stock outstanding as of the end of the preceding calendar year:

    - The number of shares of Doral common stock covered by outstanding awards under the Incentive Plan; plus

    - The number of shares of Doral common stock issued under the Incentive Plan; plus

    - The number of shares of Doral common stock covered by outstanding options granted under the American Skiing 1997 Stock Option Plan; plus

    - The number of shares of Doral common stock issued upon the exercise of stock options, whenever granted under the American Skiing 1997 Stock Option Plan.

    All awards made under the Incentive Plan will be evidenced by written agreements between Doral and the participant. The per individual share limitation, the terms of outstanding awards and the per individual limitations on the number of shares subject to award, will be adjusted, as the administrator deems appropriate, in the event of an increase or reduction in the number of shares if common stock by reason of a merger, consolidation, reorganization, spin-off, change in corporate structure, stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

    ADMINISTRATION. The Incentive Plan will be administered by the Doral compensation committee. The compensation committee may delegate its authority to administer the Incentive Plan to one or

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more of Doral's officers. The compensation committee may not, however, delegate its authority with respect to grants and awards to individuals subject to
Section 16 of the Exchange Act.

    ELIGIBILITY. Each employee of Doral or Doral's affiliates or any other person whose efforts contribute to Doral's performance or success is eligible to participate in the Incentive Plan.

    AWARDS. The administrator may, from time to time, grant stock options, stock awards, incentive awards or performance shares to participants in the Incentive Plan.

    OPTIONS. Options granted under the Incentive Plan may be incentive stock options or non-qualified stock options. An option entitles a participant to purchase a designated number of shares of Doral common stock at the exercise price. The exercise price and number of shares subject to the option will be fixed by the administrator at the time the option is granted.

    The exercise price per share of a non-qualified stock option cannot be less than:

    - For options granted to existing employees, 100% of the fair market value of Doral common stock on the date of grant; and

    - For options granted in connection with the hiring of new employees, 85% of fair market value of Doral common stock on the date of grant.

    The exercise price per share of an incentive stock option cannot be less than:

    - For options granted to a 10% or more stockholder of Doral, 110% of the fair market value of Doral common stock on the date of grant;

    - For options granted to all other participants, 100% of the fair market value of Doral common stock on the date of grant.

    No more than 10% of the shares subject to options under the Incentive Plan may be granted at less than 100% of fair market value.

    The administrator will determine the time and conditions for exercisability of each option. The maximum term of an incentive stock option is five years for options granted to a 10% stockholder and ten years for all other incentive stock options. The maximum term of a non-qualified stock option is ten years. The exercise price may be paid in cash or with a cash equivalent acceptable to the Doral compensation committee, and, if the award agreement so provides, with Doral common stock.


    Incentive stock options may only be granted to employees. With respect to each employee, the fair market value, calculated as of the date of grant, of securities underlying all incentive stock options held by that employee that vest in any calendar year cannot exceed $100,000. In addition, no participant may be granted options in any calendar year for more than 3,000,000 shares of common stock.


    STOCK AWARDS. Participants may also be awarded shares of Doral common stock under a stock award. The administrator will determine conditions, if any, for the transferability and vesting of the stock award. These conditions may include, for example, a requirement that the participant continue employment with Doral for a specified period or that Doral or the participant achieve stated, performance-related objectives. The objectives may be stated with reference to the fair market value of the Doral common stock or Doral's, a subsidiary's, or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, funds from operations, return on assets or other acceptable performance criteria.

    If a portion of a stock award was vested when granted, or if the vesting of the stock award is subject to performance criteria, the shares subject to that award will be restricted for at least one year after grant. All other stock awards will be restricted for at least three years. The number of shares of common stock awarded to an individual in any calendar year under a stock award may not exceed 500,000. No more than 30% of the shares of common stock available under the Incentive Plan may be issued in the form of stock awards.

    INCENTIVE AWARDS. Incentive awards may also be granted under the Incentive Plan. An incentive award is an opportunity to earn a bonus, payable in cash, upon attainment of stated performance objectives. The objectives may be stated with reference to the fair market value of Doral common stock

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or based on Doral's, a subsidiary's, or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, funds from operations, return on assets or other acceptable performance criteria. The period in which performance will be measured must be at least one year. In any calendar year, no participant may receive an incentive award payment that exceeds $250,000 or 100% of the participant's base salary as of the date of grant of the incentive award, whichever is lesser.

    PERFORMANCE SHARE AWARDS. The Incentive Plan will also provide for the award of performance shares. A performance share award entitles the participant to receive a payment equal to the fair market value of a specified number of shares of Doral common stock if specified standards are met. The administrator will prescribe the requirements that must be satisfied before a performance share award is earned. These conditions may include, for example, a requirement that the participant continue employment with Doral for a specified period or that Doral or the participant achieve stated performance-related objectives. The objectives may be stated with reference to the fair market value of the Doral common stock or based on Doral's, a subsidiary's, or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, funds from operations, return on assets or other acceptable performance criteria. To the extent that performance shares are earned, the obligation may be settled in cash, in Doral common stock, or by a combination of the two. In any calendar year, no participant may be granted a performance share award for more than 100,000 shares of common stock.

    TRANSFERABILITY. Awards under the Incentive Plan are generally nontransferable. Except for incentive stock options, the administrator may, however, grant awards that are transferable to permitted family members.

    TERMINATION AND AMENDMENT. No option or stock award may be granted, and no performance shares may be awarded under the Incentive Plan more than ten years after the earlier of the date that the Incentive Plan is adopted by the board of directors or the date that it is approved by American Skiing's stockholders.

    The board of directors may amend or terminate the Incentive Plan at any time, but an amendment will not become effective without stockholder approval if the amendment materially:

    - Increases the number of shares of Doral's common stock that may be issued under the Incentive Plan other than an adjustment as described above;

    - Changes eligibility requirements; or

    - Increases the benefits that may be provided under the Incentive Plan.

    CHANGE OF CONTROL. All outstanding options and awards under the Incentive Plan will become fully vested and exercisable as of the date of the completion of any of the following events:

    - The commencement of a public tender offer for all or any portion of the common stock of Doral; or

    - The Doral board of directors approves any transaction or event that would constitute a change of control of Doral that would be required to be reported under Item 6(e) of Schedule 14A under the Exchange Act.

DORAL NON-EMPLOYEE DIRECTORS' INCENTIVE PLAN

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE PROPOSED DORAL NON-EMPLOYEE DIRECTORS' INCENTIVE PLAN. A COPY OF THE PROPOSED DIRECTORS' INCENTIVE PLAN IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX G, AND YOU SHOULD CAREFULLY READ THE PROPOSED DIRECTORS' INCENTIVE PLAN IN ITS ENTIRETY.

    SHARE AUTHORIZATION. A maximum of 800,000 shares of Doral common stock may be issued under the Directors' Incentive Plan. Share limits and amounts in the plan and terms of outstanding awards will be adjusted, as the administrator deems appropriate, in the event of a stock dividend, stock split,

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combination, reorganization, reclassification, spin-off, consolidation, merger, change in corporate structure, recapitalization or other similar event.

    ELIGIBILITY. The Doral Directors' Incentive Plan will provide for the grant of options to purchase Doral common stock to each director who is not an officer or employee of Doral or its subsidiaries. These directors are referred to as independent directors.

    OPTIONS. Under the Directors' Incentive Plan, upon initial commencement of service, whether by appointment or election, each independent director will be awarded an option to purchase a number of shares of Doral common stock determined by the administrator. Afterwards, each independent director will be granted an option to purchase a number of shares of Doral common stock determined by the administrator on the first business day following Doral's annual meeting of stockholders. The exercise price of option grants will be 100% of the fair market value of the Doral common stock on the date of grant, and options will vest in three annual installments commencing one year after the date of grant. The exercise price may be paid in cash, cash equivalents acceptable to the board of directors, Doral common stock or a combination of those. Options granted under the Directors' Incentive Plan, once vested, are exercisable for ten years after the date of grant. Upon termination of service as a director, options that have not vested are forfeited, although vested options may be exercised until they expire. All options vest upon a change in control of Doral.

    ADMINISTRATOR. The administrator of the Directors' Incentive Plan will be the compensation committee of Doral's board of directors.

    TERM AND AMENDMENT. The Directors' Incentive Plan provides that the Doral board of directors may amend or terminate the Plan at any time. An amendment will not become effective without stockholder approval if the amendment materially increases the number of shares that may be issued under the plan or if that approval is required for compliance with stock exchange rules. No options may be granted under the Directors' Incentive Plan after December 31, 2011.

    CHANGE OF CONTROL. All outstanding options under the Directors' Incentive Plan will become fully vested and exercisable as of the date of the completion of any of the following events:

    - The commencement of a public tender offer for all or any portion of the common stock of Doral; or

    - The Doral board of directors approves any transaction or event that would constitute a change of control of Doral that would be required to be reported under Item 6(e) of Schedule 14A under the Exchange Act.

DORAL EMPLOYEE STOCK PURCHASE PLAN

    THE FOLLOWING IS A SUMMARY OF THE MATERIAL TERMS OF THE STOCK PURCHASE PLAN. A COPY OF THE PROPOSED STOCK PURCHASE PLAN IS ATTACHED TO THIS JOINT PROXY STATEMENT AND PROSPECTUS AS APPENDIX H, AND YOU SHOULD READ THE PROPOSED STOCK PURCHASE PLAN CAREFULLY AND IN ITS ENTIRETY.

    Under the Employee Stock Purchase Plan, Doral employees will be allowed to use a portion of their base salary to purchase shares of Doral common stock. Doral has reserved 6 million shares of its common stock for issuance under the Stock Purchase Plan. Those shares may be authorized but unissued shares, treasury shares or a combination of the two.

    ELIGIBILITY. Each Doral employee or employee of a Doral affiliate who is customarily employed by Doral or a Doral affiliate for a specified number of hours per week is eligible to participate in the Stock Purchase Plan, unless he or she owns beneficially 5% or more of the outstanding Doral common stock.

    PAYROLL WITHHOLDING. Under the Stock Purchase Plan, participating employees may elect to authorize Doral to withhold a portion of his or her base pay to purchase Doral common stock from Doral on a monthly basis. The minimum amount that can be withheld is $200 per calendar quarter, and the maximum is 8% of base pay or $25,000, whichever is less.

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    PURCHASE PRICE.  Except for shares of common stock purchased through dividend reinvestment, as described below, the purchase price of Doral common stock under the Stock Purchase Plan will equal a designated percentage between 85% to 100% of the closing sales price for Doral common stock as reported by the NYSE on the first trading day of the month or on the last trading day of the month, whichever is less. The designated percentage will be established annually by the administrator of the Stock Purchase Plan.

    ADMINISTRATOR. Doral's compensation committee will administer the Stock Purchase Plan.

    ANTI-DILUTION PROVISIONS. The Stock Purchase Plan will contain anti-dilution provisions customary for plans of this type.

    CUSTODIAL ACCOUNTS. Doral common stock purchased under the Stock Purchase Plan will be held in custodial accounts until sold or distributed at the participant's request. The custodian may charge a fee for the execution of a sale or for the delivery of share certificates. The participant may not elect to purchase stock under the Stock Purchase Plan for three months after a withdrawal or sale of Doral common stock under the Stock Purchase Plan. Shares purchased under the Stock Purchase Plan may not be sold for six months after their purchase. Any cash dividends paid on Doral common stock held in a participant's account will be reinvested in additional Doral common stock at 100% of fair market value. Non-cash distributions on Doral common stock held in a participant's account will be distributed to the participant.

    TERM AND AMENDMENT. The Stock Purchase Plan will remain in effect until terminated by the Doral board of directors, or until all shares authorized for issuance under the Stock Purchase Plan have been issued. The Stock Purchase Plan may be amended from time to time by the Doral board. Except for increases triggered by the anti-dilution provisions of the Stock Purchase Plan, no amendment may increase the aggregate number of shares of Doral common stock that may be issued and sold under the Stock Purchase Plan without further approval by Doral's shareholders nor may there be any amendments as to the class of employees eligible to participate in the Stock Purchase Plan without approval of Doral's shareholders nor may there be any amendments as to the class of employees eligible to participate in the Stock Purchase Plan without approval of Doral's shareholders.

THE AMERICAN SKIING 1997 STOCK OPTION PLAN

    After the merger, American Skiing's 1997 Stock Option Plan will continue in effect, but no additional options will be issued under that plan. Each option to purchase a share of American Skiing common stock will be an option to purchase a share of Doral common stock following the merger, and the exercise price will be unaffected. The 1997 Stock Option Plan has been administered by the American Skiing compensation committee. After the merger, the Doral compensation committee will be the administrator.

    The 1997 Stock Option Plan was designed to attract, retain and motivate directors and key employees. All officers of American Skiing and full-time management employees of American Skiing or its subsidiaries who performed at least 1,000 hours of service per year in a management capacity were eligible to receive incentive stock options as well as non-qualified stock options, and directors of American Skiing and other key persons designated by the administrator were eligible to receive non-qualified stock options.


    As of January 28, 2001, there were approximately 70 officers and full time management employees eligible to participate in the 1997 Stock Option Plan. American Skiing has granted options to purchase an aggregate of 5,366,930 shares of American Skiing common stock with exercise prices ranging from $1.75 per share to $18.00 per share, excluding options which have been returned following termination of employment or have otherwise been forfeited by the optionee.



    Under the 1997 Stock Option Plan, 5,688,699 shares of American Skiing common stock were reserved for issuance upon the exercise of stock options. As of January 28, 2001, the administrator had granted options to purchase a total of 5,366,930 shares, leaving 321,769 available for future grant. As of January 28, 2001, the stock subject to the 1997 Stock Option Plan had a market value of $9,244,136.


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The Doral compensation committee intends to continue to administer the 1997
Stock Option Plan in compliance with the requirements of Section 162(m) of the Internal Revenue Code, with the intended result that some amounts paid which are taxable as income to holders of stock options granted under the 1997 Stock Option Plan will be deductible by Doral for federal income tax purposes.


    Both incentive stock options and non-qualified stock options have been granted under the 1997 Stock Option Plan with terms and exercise prices determined by the administrator under the requirements of applicable law. The per share exercise price of incentive stock options was not less than the fair market value of American Skiing common stock on the date of grant. The term of each option was determined by the administrator and was not permitted to be less than five years nor more than ten. Options granted under the 1997 Stock Option Plan are not transferable other than by will or by the laws of descent and distribution.

    The 1997 Stock Option Plan provides that all of an employee's options will become exercisable in full immediately upon termination of employment because of death or permanent disability and provides that the administrator in its discretion may permit accelerated exercisability upon an employee's early retirement at age 55 or over or after five years of employment.

    In the event of a "change in control" of the issuer, all outstanding vested options will be exercisable in full for 30 days prior to that event and will terminate upon consummation of that event, unless assumed or replaced by other options in connection with such event. The Doral compensation committee has the discretion to accelerate the exercisability of outstanding, unvested options. A "change of control" under the 1997 Stock Option Plan is defined as:

    - A merger or other reorganization after which the shareholders of the issuer prior to the transaction own less than a majority of the common stock of the surviving entity;

    - A sale of all or substantially all of the assets of the issuer; or

    - A sale, transfer or other disposition of more than 50% of the common stock of the issuer, other than in connection with a public offering of the common stock.

    The board of directors may terminate the 1997 Stock Option Plan at any time and may amend the 1997 Stock Option Plan from time to time. However, the board may not change the maximum number of shares for which options may be granted, expand the categories of eligible grantees, change the minimum exercise prices or increase the maximum term of any options under the 1997 Stock Option Plan without stockholder approval. No amendment or termination may adversely affect an optionee's rights under any issued option without the optionee's consent.

    The 1997 Stock Option Plan provides that the number, kinds and price of the shares covered by each option and the total number of shares that may be granted under the 1997 Stock Option Plan will be proportionately adjusted to reflect, as deemed equitable and appropriate by the board of directors, any merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split or share combination of the shares or recapitalization of the issuer. It also provides that to the extent deemed equitable and appropriate by the board of directors, in any merger, consolidation or reorganization, any option granted under the 1997 Stock Option Plan will pertain to the securities and other property to which a holder of the number of shares covered by the option would have been entitled to receive in connection with the event.

    As required by the Internal Revenue Code, an incentive stock option plan may not have a term longer than ten years from the earlier of the date the plan is adopted or the date the plan is approved by the stockholders. Accordingly, the 1997 Stock Option Plan will expire on July 31, 2007, except as to options outstanding on that date.

    American Skiing has filed a registration statement with the SEC with respect to the offering of the shares of common stock under the 1997 Stock Option Plan.

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              CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

AMERICAN SKIING

    Leslie B. Otten, the Chairman and Chief Executive Officer of American Skiing, is the obligor under a margin loan with ING (U.S.) Capital Corporation. The loan has two different maintenance bases:

    - an advance base which requires that the aggregate market value of the collateral be at a given level in order to take additional advances under the arrangement to make interest payments; and

    - a minimum base which requires that the aggregate market value of the collateral be at a given level in order to avoid a default under the terms of the loan.

    The loan is collateralized by Mr. Otten's 833,333 shares of common stock and 14,760,530 shares of Class A common stock. At any time that the aggregate market value of the collateral is below the minimum base, Mr. Otten is required to either pay down the balance of the loan or to pledge additional collateral. American Skiing is not liable for nor do any of its assets collateralize the loan. In connection with the loan, American Skiing entered into a registration rights agreement with the lender containing customary provisions pursuant to which the lender will have the right to require American Skiing to register with the SEC, at American Skiing's expense, the shares pledged by Mr. Otten to secure the loan.

    After the consummation in 1999 of the Series B preferred stock sale to Oak Hill, American Skiing, through one of its subsidiaries, acquired or obtained rights to acquire the following assets from entities owned or controlled by Mr. Otten:

    - American Skiing purchased the land underlying the snowmaking ponds at the Sunday River resort, together with all associated water rights, which were previously leased by a subsidiary of American Skiing, for a purchase price of $2.1 million;

    - American Skiing purchased the Ski Dorm building and land underlying the Snow Cap Inn, each located at the Sunday River resort, for an aggregate purchase price of $679,000; and

    - American Skiing acquired the option to purchase approximately 3,300 acres of undeveloped land at the Sunday River resort, to a subsidiary of American Skiing for an initial payment of $650,000, which payment may be applied to the purchase price. In order to exercise the option, American Skiing would be required to pay an additional $3,692,000, which is a 12% discount from the appraised value of the land. The purchase price will be further discounted by another 10% if the option is exercised on or prior to August 6, 2001.

    In each case, the independent members of the board of directors, with Mr. Otten abstaining, determined that the asset being acquired was of significant strategic value to American Skiing. Each of the assets was, or, in the case of the option described above, will be upon exercise of the option acquired at or below its appraised value, as determined by independent appraisals commissioned by American Skiing.

    In connection with the asset transaction described above, American Skiing also repaid the outstanding principal and accrued interest of a note from a subsidiary of American Skiing payable to Mr. Otten totaling approximately
$2.0 million. The note was originally issued to Mr. Otten to cover various tax liabilities generated when the Company's subsidiary converted from a subchapter S corporation to a subchapter C corporation.


    Mr. Wachter, a member of the American Skiing board of directors, is the founder and principal in Main Street Advisors. Prior to Mr. Wachter's election to the board of directors, Main Street Advisors, through Mr. Wachter, acted as one of the American Skiing's investment bankers in connection with the


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sale of Series B preferred stock to Oak Hill, for which it was paid a fee of
$1,585,278. In addition, Mr. Wachter received $150,000 in compensation for his service on the American Skiing special committee formed to analyze the transaction.



    Mr. Hawkes received $150,000 in compensation for his service on the American Skiing special committee formed to analyze the transaction.



    On May 10, 2000, American Skiing, through one of its subsidiaries, purchased two parcels of land adjacent to its Sugarbush resort from Sugarbush Land Holdings, Inc., a corporation controlled by Mr. Otten. The two parcels, totaling approximately 128 acres, were purchased for an aggregate price of approximately $589,000, which was equal to the amount required to satisfy outstanding indebtedness secured by the purchased property. The terms of the purchase, including the purchase price, were reviewed and approved by the executive committee and audit committee of American Skiing's board of directors.


    In March, 2000, American Skiing, through one of its subsidiaries, sold residential units at its Sundial Lodge at The Canyons to Mr. Blaise Carrig,
Mr. Christopher Howard and Mr. Daniel Duquette. Mr. Carrig is President of American Skiing's subsidiary which operates The Canyons. Mr. Howard is American Skiing's Executive Vice President. Mr. Duquette is a member of American Skiing's board of directors. Mr. Carrig and Mr. Howard each purchased one residential unit in the Sundial Lodge for a purchase price of $201,000. Mr. Duquette purchased one residential unit in the Sundial Lodge for a purchase price of $345,000. The purchase prices at which Mr. Carrig, Mr. Howard and Mr. Duquette purchased these units were the same as those at which the units, or units of comparable size and finish, were offered for sale to the general public.

    Jill Rundle, the spouse of G. Christopher Brink, one of American Skiing's executive officers, is employed by American Skiing as the Director of Advertising and Marketing. In connection with her employment, Ms. Rundle was paid $62,988 in Fiscal 2000.

    Mr. Branson, a director of American Skiing, has provided real estate advisory services to American Skiing and Oak Hill Capital Management, Inc., for which he was paid by American Skiing a total of $341,480 in the year ended
July 30, 2000. Of this total amount, $161,890 was paid to Branson and Associates, an entity controlled by Mr. Branson.

    On July 31, 2000, Oak Hill Capital Partners, L.P purchased one tranche of the real estate term facility of American Skiing's resort development subsidiary totalling $13.0 million. In connection with this $13.0 million investment, American Skiing entered a securities purchase agreement with Oak Hill Capital Partners, L.P. and other related entities, dated as of July 31, 2000, and amended on September 28, 2000, November 10, 2000, and December 21, 2000, under which American Skiing agreed to either issue warrants to Oak Hill for 6 million shares of American Skiing common stock with an exercise price of $2.50 per share, or issue to Oak Hill common stock in American Skiing's resort development subsidiary, representing approximately 15% of the voting interest in that entity. The purchase price of the warrants, or American Skiing's resort development subsidiary common stock, as applicable was $2 million. As part of the recapitalization of American Skiing that will occur immediately preceding the completion of the merger, the warrant described above will be issued.

    In addition, Madeleine LLC, Mr. Otten, Oak Hill Capital Partners, L.P. and parties related to Oak Hill, will receive stock of American Skiing in the recapitalization that will occur immediately preceding the completion of the merger. For more information about the recapitalization, see "The Merger Agreement--Recapitalization of American Skiing."

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
MERISTAR

    OWNERSHIP INTERESTS IN SOME MANAGED HOTELS

    As of December, 2000, Mr. Whetsell and corporations owned by him own, directly or indirectly, minority equity interests in three hotels which MeriStar manages. Mr. Whetsell exercises management control over the entities that own the above mentioned interests in these hotels. Except as described below, these interests were acquired prior to the formation of CapStar Hotel Company. For the year ended December 31, 2000, MeriStar received approximately $155,000 in management fees from these hotels.

    STOCK OWNERSHIP

    Daniel L. Doctoroff, a director of MeriStar, is a managing director and owner of Oak Hill Capital Management, Inc. Oak Hill Capital Management, Inc. is the manager of Oak Hill Capital Partners, L.P. which is a related party to Keystone, Inc., a principal stockholder of MeriStar. See "Information Regarding Beneficial Ownership of Management and Principal Stockholders of MeriStar--Information as to 5% and Larger Stockholders."

    RELATIONSHIPS AMONG OFFICERS AND DIRECTORS

    Mr. Paul Whetsell, the Chairman and Chief Executive Officer of MeriStar, is an executive officer, director and security holder of MeriStar Hospitality, the owner of 106 hotels currently managed by MeriStar and to be managed by Doral. Mr. Steven Jorns, Vice Chairman and director of MeriStar, is a director and stockholder of MeriStar Hospitality and of beverage corporations that sublease from MeriStar the portion of 24 hotels, which are leased and managed by MeriStar, where alcoholic beverages are sold.

    OWNERSHIP OF HOLIDAY INN IN MADISON, WISCONSIN

    The 202-room Holiday Inn in Madison, Wisconsin managed by MeriStar was owned by a private partnership of which Mr. Jorns was a partner. This hotel was purchased by MeriStar Hospitality in January 1999 in an arms length transaction.

    THE BEVERAGE CORPORATIONS

    In order to facilitate compliance with state and local liquor laws and regulations, MeriStar subleases those areas of some hotels that comprise the restaurant and other areas where alcoholic beverages are served to the beverage corporations, 24 of which are wholly owned by Mr. Jorns. In accordance with the terms of some sublease agreements, each beverage corporation is obligated to pay to MeriStar rent payments equal to 30% of each such corporation's annual gross revenues generated from the sale of food and beverages generated from such areas.

    PURCHASE OF PROMISSORY NOTES

    A partnership indirectly controlled by Mr. Whetsell sold promissory notes due from the owners of two properties managed by MeriStar to MeriStar on March 11, 1999 in exchange for $343,650 which represented the current balance due under the promissory notes. One of the promissory notes was paid in full to MeriStar during January 2000.

    SALE OF PARTNERSHIP UNITS

    On December 31, 1999, MeriStar sold three partnership units in a partnership which owns a hotel managed by MeriStar to a partnership indirectly controlled by Mr. Whetsell. The three units were sold for a total amount of $145,500 which was the fair market value of the units at the time of sale.

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
       SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN SKIING

    The following selected historical financial data has been derived from American Skiing's financial statements as audited by Arthur Andersen LLP, independent accountants as of and for the fiscal year ended July 25, 1999 and July 30, 2000, and as audited by PricewaterhouseCoopers LLP, independent accountants, as of and for the fiscal years ended July 28, 1996, July 27, 1997 and July 26, 1998. The following selected financial data for the three months ended October 29, 2000 and October 24, 1999 is unaudited and has been derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

                                                  THREE
                                              MONTHS ENDED                           FISCAL YEAR ENDED
                                        -------------------------   ----------------------------------------------------
                                        OCTOBER 29,   OCTOBER 24,   JULY 30,   JULY 25,   JULY 26,   JULY 27,   JULY 28,
                                           2000          1999         2000       1999       1998       1997       1996
                                        -----------   -----------   --------   --------   --------   --------   --------
                                          (IN THOUSANDS, EXCEPT PER SHARE, REAL ESTATE UNITS AND SKIER VISIT AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:(1)
Net revenues:
  Resort(2)...........................   $ 20,912      $ 20,806     $292,077   $292,558   $277,574   $163,310   $ 63,489
  Real estate.........................     27,216         2,549      132,063     24,492     60,992     10,721      9,933
                                         --------      --------     --------   --------   --------   --------   --------
    Total net revenues................     48,128        23,355      424,140    317,050    338,566    174,031     73,422
Operating expenses:
  Resort..............................     30,343        29,015      203,902    198,231    171,246    107,230     41,799
  Real estate.........................     23,578         3,284      123,837     26,808     43,554      8,950      5,844
  Marketing, general and
    administrative....................     10,443        10,753       49,405     51,434     40,058     25,173     11,289
  Stock compensation charge(3)........         --            --           --         --     14,254         --         --
  Depreciation and amortization.......      4,002         3,202       47,028     44,202     37,965     18,293      6,783
                                         --------      --------     --------   --------   --------   --------   --------
    Total operating expenses..........     68,366        46,254      424,172    320,675    307,077    159,646     65,715
                                         --------      --------     --------   --------   --------   --------   --------
Interest expense......................     12,319         7,966       35,906     39,382     34,575     23,730      4,699
Loss from continuing operations.......    (20,999)      (21,813)     (30,133)   (27,950)    (1,867)    (5,482)    (2,237)
Accretion of discount and dividends
  accrued on mandatorily redeemable
  preferred stock.....................      5,686         4,816       20,994      4,372      5,346        444         --
                                         --------      --------     --------   --------   --------   --------   --------
Net loss from continuing operations
  available to common shareholders....   ($26,685)     ($26,629)    ($51,127)  ($32,322)  ($ 7,213)  ($ 5,926)  ($ 2,237)
                                         ========      ========     ========   ========   ========   ========   ========
Diluted net loss from continuing
  operations per share available to
  common shareholders.................   ($  0.87)     ($  0.88)    ($  1.69)  ($  1.07)  ($  0.28)  ($  6.06)  ($  2.37)
                                         ========      ========     ========   ========   ========   ========   ========

BALANCE SHEET DATA:
Total assets..........................   $957,015      $963,739     $926,778   $907,502   $780,899   $337,340   $298,732
Long-term debt and redeemable
  preferred stock, including current
  maturities..........................    663,017       617,955      636,700    546,297    422,684    253,151    210,720
Common shareholders' equity...........    161,498       208,827      185,497    236,655    268,204     15,101     21,903

Other Data:
RESORT:
Skier visits (000's)(4)...............        N/A           N/A        5,006      5,089      5,319      3,025      1,290
Season pass holders (000's)...........        N/A           N/A         47.3       44.2       44.1       30.9       13.2
Resort revenues per skier visit.......        N/A           N/A     $  58.34   $  57.48   $  52.19   $  53.99   $  49.22
Resort EBITDA(5)(6)...................   ($19,874)     ($18,962)    $ 38,770   $ 42,893   $ 66,270   $ 30,907   $ 10,401

REAL ESTATE:
Number of units sold..................      2,495         1,332        2,285      1,290      1,009        123        177
Number of units pre-sold(7)...........        894         1,213          932      1,151        861        605        109
Real estate EBITDA(6)(8)..............   $  3,638      ($   735)    $  8,226   ($ 2,316)  $ 17,438   $  1,771   $  4,089

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
--------------------------

(1) The historical results of American Skiing reflect the results of operations of the Attitash Bear Peak ski resort since its acquisition in July 1994, the results of operations of the Sugarbush ski resort since October 1994, the results of operations of the Mount Cranmore ski resort from its acquisition in June 1995 through its divestiture in November 1996, the results of operation of S-K-I Ltd. since its acquisition in June 1996, the results of operation of Pico Mountain since its acquisition in November 1996, the results of operations of The Canyons resort since its acquisition in July 1997 and the results of operations of the Steamboat and Heavenly resorts since their acquisition in November 1997.

(2) Resort revenues represents all revenues excluding revenues generated by the sale of real estate interests.

(3) In the first quarter of fiscal 1998, American Skiing granted to certain executive officers and other employees fully vested options to purchase 511,530 shares of common stock at an exercise price of $2.00 per share. American Skiing also agreed to pay certain tax liabilities which the recipients of the options expect to incur upon exercise of the options. Because the $2.00 per share exercise price was below the fair market value of a share of common stock on the date of grant, American Skiing recognized a one-time compensation charge of $14.3 million in fiscal 1998.

(4) For the purposes of estimating skier visits, American Skiing assumes that a season pass holder visits American Skiing's resorts a number of times that approximates the average cost of a season pass divided by the average daily lift ticket price.

(5) Resort EBITDA represents resort revenues less cost of resort operations and marketing, general and administrative expense.

(6) Resort and Real Estate EBITDA are not measurements calculated in accordance with GAAP and should not be considered as alternatives to operating or net income as an indicator of operating performance, cash flows as a measure of liquidity or any other GAAP determined measurement. Some items excluded from Resort and/or Real Estate EBITDA, such as depreciation, amortization and non-cash charges for stock compensation awards and asset impairments are significant components in understanding and assessing the Company's financial performance. Other companies may define Resort and Real Estate EBITDA differently, and as a result, such measures may not be comparable to the Company's Resort and Real Estate EBITDA. American Skiing has included information concerning Resort and Real Estate EBITDA because management believes they are indicative measures of American Skiing's liquidity and financial position, and are generally used by investors to evaluate companies in the resort industry.

(7) Pre-sold units represent quartershare and other residential units for which American Skiing has a binding sales contract, subject to certain closing conditions, and has received a 5% down payment on the unit from the purchaser. Recognition of the revenue from such pre-sales is deferred until the period in which such sales are closed.

(8) Real Estate EBITDA represents revenues from real estate sales less cost of real estate sold, including selling costs, holding costs, the allocated capitalized cost of land, construction costs and other costs relating to property sold.

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
             SUPPLEMENTARY FINANCIAL INFORMATION OF AMERICAN SKIING

    The following table presents condensed supplementary unaudited quarterly financial information for the nine quarters ended October 29, 2000. In the opinion of American Skiing's management, this information has been prepared on the same basis as the Consolidated Financial Statements appearing elsewhere in this joint proxy statement and prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial results set forth in them. Results of operations for any previous quarters are not necessarily indicative of results for any future period.

                             OCT. 29,   JUL. 30,   APR. 30,   JAN. 30,   OCT. 24,   JUL. 25,   APR. 25,   JAN. 24,   OCT. 25,
                               2000       2000       2000       2000       1999       1999       1999       1999       1998
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                      (IN THOUSANDS)
Net revenues:
Resort.....................  $ 20,912   $ 16,849   $149,942   $104,480   $ 20,806   $ 14,725   $154,317   $103,205   $ 20,311
Real estate................    27,216     34,214     73,153     22,147      2,549      3,383     10,324      6,300      4,485
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Total net revenues.........    48,128     51,063    223,095    126,627     23,355     18,108    164,641    109,505     24,796
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Operating expenses:
Resort.....................    30,343     26,499     74,865     73,523     29,015     26,334     74,573     69,251     28,073
Real estate................    23,578     34,617     63,450     22,486      3,284      6,349      8,554      7,865      4,040
Marketing, general and
  Administrative...........    10,443      9,306     13,063     16,283     10,753      8,167     14,519     17,922     10,826
Depreciation and
  Amortization.............     4,002      3,826     19,076     20,924      3,202      2,752     19,731     19,010      2,709
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Total operating expenses...    68,366     74,248    170,454    133,216     46,254     43,602    117,377    114,048     45,648
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
Income (loss) from
  Operations...............  $(20,238)  $(23,185)  $ 52,641   $ (6,589)  $(22,899)  $(25,494)  $ 47,264   $ (4,543)  $(20,852)
                             ========   ========   ========   ========   ========   ========   ========   ========   ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
        FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AMERICAN SKIING

    The following is management's discussion and analysis of financial condition and results of operations of American Skiing for the twelve months ended
July 30, 2000 and the three months ended October 29, 2000. As you read the material below, we urge you to carefully consider American Skiing's consolidated financial statements and related notes contained elsewhere in this joint proxy statement and prospectus.

LIQUIDITY AND CAPITAL RESOURCES

SHORT-TERM

    American Skiing's primary short-term liquidity needs involve funding seasonal working capital requirements, continuing and completing real estate development projects presently under construction, funding its fiscal 2001 capital improvement program and servicing its debt. American Skiing's cash requirements for ski-related and real estate development activities are provided from separate sources. American Skiing's primary source of liquidity for ski-related working capital and ski-related capital improvements are cash flow from operations of its non-real estate subsidiaries and borrowings under its senior credit facility. Real estate development and real estate working capital is funded primarily through construction financing facilities established for major real estate development projects, a real estate term facility, and net proceeds from the sale of real estate developed for sale after required construction loan repayments. The real estate development and real estate working capital facilities are without recourse to American Skiing and its resort operating subsidiaries and are collateralized by significant real estate assets of American Skiing Company Resort Properties and its subsidiaries, including the assets and stock of Grand Summit Resort Properties, Inc., American Skiing's primary hotel development subsidiary. As of October 29, 2000, the book value of the total assets that collateralized the real estate development and real estate working capital facilities and which are included in the accompanying consolidated balance sheet was approximately $288.9 million.

RESORT LIQUIDITY

    American Skiing has established a $165.0 million senior credit facility agreement with Fleet National Bank, as agent, and various other lenders, consisting of a $100.0 million revolving portion and a $65.0 million term portion. The revolving portion of the senior credit facility matures on May 30, 2004, and the term portion matures on May 31, 2006.


    The maximum availability under the revolving portion of the senior credit facility reduces over its term by prescribed amounts. As of February 20, 2001, total borrowings under the revolving facility were $50.9 million, and $5.6 million of availability was allocated to cover outstanding letters of credit. The term portion of the senior credit facility amortizes in five annual installments of $650,000 payable on May 31 of each year, with the remaining portion of the principal due in two substantially equal installments on May 31, 2005 and May 31, 2006. As of February 20, 2001, the outstanding balance of the term portion had been reduced by $650,000 to $64.4 million. In addition, the senior credit facility requires mandatory prepayment of the term portion and a reduction in the availability under the revolving portion of an amount equal to 50% of the consolidated excess cash flows during any period in which excess cash flow leverage ratio exceeds 3.50 to 1. In no event, however, will any mandatory prepayments reduce the revolving portion of the facility below $74.8 million. American Skiing does not presently expect to generate consolidated excess cash flows during fiscal 2001.


    The senior credit facility contains affirmative, negative and financial covenants customary for this type of credit facility, which includes maintaining specified financial ratios. The senior credit facility is secured by substantially all of American Skiing's assets and subsidiaries except those of its real estate development subsidiaries. The revolving portion of the facility is subject to an annual 30-day

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
clean-down requirement, which period must include April 30 of each year, during which the sum of the outstanding principal balance and letter of credit exposure shall not exceed $35.0 million.

    The senior credit facility restricts American Skiing's ability to pay dividends on its common stock. It is prohibited from paying dividends in excess of 50% of the consolidated net income of the non-real estate development subsidiaries after April 25, 1999, and further prohibited from paying dividends under any circumstances when the effect of such payment would cause the debt to EBITDA ratio of the non-real estate development subsidiaries to exceed 4.0 to 1. Based upon these and other restrictions, American Skiing does not expect to be able to pay cash dividends on its common stock, Series A preferred stock or Series B preferred stock during fiscal 2001 or fiscal 2002.

    Due to the adverse weather conditions in the eastern United States, Utah and the Sierra Nevada during its second fiscal quarter of 2000, and their effect on its second quarter revenue, EBITDA and net income, American Skiing amended the senior credit facility on March 6, 2000 in order to:

    - Suspend its second fiscal quarter of 2000 financial covenant requirements;

    - Significantly modify the financial covenant requirements of the senior credit facility on a prospective basis;

    - Establish minimum quarterly EBITDA levels starting with its third quarter of fiscal 2000 through the second quarter of fiscal 2002; and

    - Establish monthly restrictions on the maximum amount outstanding under the revolving portion of the senior credit facility for the period from May 1 through December 3, 2000.

    American Skiing exceeded its required minimum EBITDA levels under the amended senior credit facility for the third and fourth fiscal quarters of 2000 and the first fiscal quarter of 2001, and it successfully fulfilled the maximum usage requirement for each monthly period through December 3, 2000. Based on historical operations, American Skiing presently anticipates that it will be able to meet the financial covenants of the amended senior credit facility. Failure to meet one or more of these covenants could result in an event of default under the senior credit facility. In the event that a default were not waived by the lenders holding a majority of the debt under the senior credit facility, this default would also constitute defaults under one or more of American Skiing's other major credit facilities, the consequences of which would likely be material and adverse to its business.


    The amended senior credit facility also places a maximum level of non-real estate capital expenditures of $13.0 million, of which approximately
$5.8 million had been expended as of January 28, 2001, for fiscal 2001, exclusive of the Heavenly gondola project described below. Following fiscal 2001, annual resort capital expenditures, exclusive of real estate capital expenditures, are limited to the lesser of $35.0 million, or the total of the non-real estate development subsidiaries' consolidated EBITDA for the four fiscal quarters ended in April of the previous fiscal year less the consolidated debt service for the same period. In addition to the foregoing amounts, American Skiing is permitted to and expects to make capital expenditures of up to $30.0 million for the purchase and construction of a new gondola at its Heavenly resort in Lake Tahoe, Nevada, on which construction is currently underway and approximately $23.8 million had been expended as of January 28, 2001.


    American Skiing's liquidity is significantly affected by its high leverage. As a result of its leveraged position, American Skiing will have significant cash requirements to service interest and principal payments on its debt. Consequently, cash availability for working capital needs, capital expenditures and acquisitions is limited, outside of any availability under the senior credit facility.

    Furthermore, the senior credit facility and the indenture governing American Skiing's 12% Senior Subordinated Notes due 2006, each contain significant restrictions on its ability to obtain additional sources of capital and may affect its liquidity. These restrictions include restrictions on the sale of assets, restrictions on the incurrence of additional indebtedness and restrictions on the issuance of preferred stock.


    As of February 20, 2001, American Skiing had drawn or committed for letters of credit approximately $56.5 million of the total $100.0 million revolving portion of its senior credit facility.


    Under the indenture for its 12% senior subordinated notes, due 2006, American Skiing is prohibited from paying cash dividends or making other distributions to its stockholders.


    In the merger, MeriStar will become a wholly-owned subsidiary of American Skiing, and the combined company will be renamed "Doral International, Inc." In connection with the merger, Doral expects to replace the existing senior credit facility with a new $285.0 million senior credit facility consisting of a $100.0 million revolving facility and a $185.0 million term loan facility. The new facility is expected to have a three-year term and will carry a coupon of LIBOR + 400 basis points. The new senior credit facility will prohibit the payment of dividends and other distributions by Doral and generally is expected to not permit Doral to incur or assume other indebtedness. In addition, the new senior credit facility is expected to contain restrictions on consolidation, merger and sale of assets, and will require Doral to comply with covenants customary for this type of facility, including financial covenants.


REAL ESTATE LIQUIDITY

    Funding of working capital for American Skiing Company Resort Properties and its fiscal 2001 real estate development program is provided by a real estate term facility and the net proceeds from the sale of real estate developed for sale after required construction loan repayments.

    On July 31, 2000, American Skiing Company Resort Properties entered into a second amended real estate facility agreement with Fleet National Bank. This fully syndicated $73.0 million facility replaced a previous unsyndicated
$58.0 million real estate development term loan facility. The second amended real estate facility is collateralized by security interests in, and mortgages on, substantially all of American Skiing Company Resort Properties' assets, which primarily consist of undeveloped real property and the stock of its real estate development subsidiaries, including Grand Summit Resort Properties. As of October 29, 2000, the book value of the total assets that collateralized the real estate facilities, and are included in American Skiing's consolidated balance sheet included elsewhere in this joint proxy statement and prospectus, was approximately $288.9 million.


    The second amended real estate facility has three tranches, each with separate interest rates and maturity dates. Tranche A has a maximum principal amount of $35.0 million, bears interest payable monthly in arrears at a variable rate equal to the Fleet National Bank Base Rate plus 8.25%, or a current rate of 17.8%, and matures on December 31, 2002. Mandatory principal payments on Tranche A of $5.0 million each are payable on April 30, 2002, July 31, 2002 and
October 31, 2002. Tranche B has a maximum principal amount of $25.0 million, bears interest at a fixed rate of 25% per annum and matures on December 31, 2003. Interest calculated at 18% per annum for Tranche B is payable monthly in arrears. The remaining 7% per annum will accrue, be added to the principal balance of Tranche B and will bear interest at 25% per annum, compounded annually. Tranche C has a maximum principal amount of $13.0 million, bears interest at an effective rate of 25% per annum and matures on December 31, 2005. Interest will accrue, be added to the principal balance of Tranche C and will bear interest at 18% per annum, compounded semi-annually. Neither Tranche B nor Tranche C have any scheduled amortization payments prior to maturity. As of February 18, 2001, the principal balances outstanding, excluding accrued and unpaid interest, under Tranches A, B and C of the second amended real estate facility were $28.9 million, $25.0 million, and $7.5 million, respectively.


    Tranche C of the second amended real estate facility was purchased by Oak Hill Capital Partners, L.P. In connection with this $13.0 million investment, American Skiing entered into a securities purchase agreement with Oak Hill, dated as of July 31, 2000, and amended on September 28, 2000, November 10, 2000, and December 21, 2000, pursuant to which it agreed to either issue warrants to Oak Hill for 6,000,000 shares of its common stock with an exercise price of $2.50 per share, or issue to Oak Hill common stock in American Skiing Company Resort Properties, representing approximately 15% of the voting interest in that entity. The purchase price of the warrants was $2.0 million. American Skiing expects to issue the warrants following receipt of necessary lender consents. In connection with the merger, American Skiing Company Resort Properties will draw the remaining amount available under Tranche C, and American Skiing will repay the entire
$13.0 million principal amount, plus accrued and unpaid interest through October 31, 2000, in the form of American Skiing common stock at a price per share of $2.22, resulting in the issuance to Oak Hill of approximately
6.0 million shares of American Skiing Common Stock. The merger agreement has as a condition precedent to MeriStar's obligation to close, that the warrant purchased by Oak Hill shall have been issued to Oak Hill by American Skiing.

    American Skiing conducts substantially all of its real estate development through single purpose subsidiaries, each of which is a wholly-owned subsidiary of American Skiing Company Resort Properties. Grand Summit Hotel projects are constructed through Grand Summit Resort Properties and are primarily financed through a $110.0 million construction loan facility among Grand Summit Resort Properties and various lenders, including TFC Textron Financial, the syndication agent and administrative agent, which closed on September 25, 1998.


    As of February 18, 2001, the amount outstanding under the construction loan facility was $67.0 million. This facility matures on March 31, 2002 and bears interest at the rate of prime plus 2.5% per annum, or a current rate of 12.0%. The principal is payable incrementally as quartershare sales are closed based on a predetermined per unit amount, which approximates between 65% and 80% of the net proceeds of each closing. The facility is collateralized by mortgages against the project sites (including the completed Grand Summit Hotels at Killington, Mt. Snow, Sunday River, Attitash Bear Peak and The Canyons, as well as the recently completed Steamboat Grand Hotel), and is subject to covenants, representations and warranties customary for this type of construction facility. The facility is non-recourse to American Skiing and its resort operating subsidiaries although it is collateralized by substantial assets of Grand Summit Resort Properties, having a total book value of $198.5 million as of October 29, 2000, which in turn comprise substantial assets of American Skiing's business.



    Due to construction delays and cost increases at the Steamboat Grand Summit Hotel project, on July 25, 2000, Grand Summit Resort Properties entered into a special financing agreement with Textron, providing for a $10.0 million subordinated loan tranche. This facility is to be used solely for the purpose of providing advances to fund the completion of the Steamboat Grand Summit Hotel. The facility bears interest at a fixed rate of 20% per annum, payable monthly in arrears, provided that only 50% of the amount of the interest will be due and payable in cash and the other 50% of the interest will, if no events of default exist under the subordinated loan tranche facility or the construction loan Textron facility, automatically be deferred until the final payment date. As of February 18, 2001, the amount outstanding under the subordinated loan facility was $6.9 million.


    On July 28, 2000, Westgate Resorts, a division of privately-held Central Florida Investment firm, purchased land and timeshare development rights at The Canyons near Park City, UT. The land is expected to be used for the construction of the "Westgate at The Canyons" timeshare project in the resort's village core. Westgate purchased the land and development rights for $7.4 million. In addition, Westgate separately contracted with American Skiing to purchase 150,000 lift tickets at The Canyons over the next five years to support its sales efforts. The ticket portion of the contract is expected to yield revenue of approximately $6.0 million.

    On October 17, 2000, American Skiing sold its option rights to real estate in the South Lake Tahoe Redevelopment District to Marriott Ownership
Resorts, Inc., a wholly owned subsidiary of

Marriott International, for $8.5 million. Pursuant to the terms of the option sale, American Skiing Company Resort Properties received $4.09 million in cash proceeds on October 17, applied a $0.3 million previously received deposit and will receive an additional $4.09 million from Marriott on January 15, 2001. Simultaneously with the closing of the sale of its option rights, American Skiing's July 28, 1998 development agreement with Marriott was terminated. American Skiing's management believes that the termination of this agreement will allow American Skiing Company Resort Properties to more aggressively market developmental real estate at its Killington and Steamboat resorts to other potential timeshare investors. In addition, American Skiing continues to discuss with Marriott a possible development at Killington, but has not and may not reach an acceptable agreement regarding this parcel.

    American Skiing's fiscal 2001 business plan anticipates commencing two real estate projects, a Grand Summit Hotel at Heavenly and townhomes at The Canyons in the spring and summer of 2001. Commencement of these projects is subject to satisfying the requisite pre-sale hurdles, American Skiing's cash flow requirements and arranging appropriate financing for these projects.

LONG-TERM


    American Skiing's primary long-term liquidity needs are to fund skiing-related capital improvements at some resorts, development of its slope-side real estate and the mandatory redemption of its Series A preferred stock on November 15, 2002. With respect to capital needs, American Skiing has invested over $185.0 million in skiing related facilities since the beginning of fiscal 1998. As a result, and in keeping with restrictions imposed under the senior credit facility, American Skiing expects its resort capital programs for the next several fiscal years will be more limited in size. American Skiing's fiscal 2001 resort capital program is estimated at approximately $13.0 million, of which $5.8 million had been expended as of January 28, 2001, plus an additional estimated $18.0 million to be expended on the Heavenly Gondola project, of which $16.3 million had been expended as of January 28, 2001.


    For its 2001 and 2002 fiscal years, American Skiing anticipates its annual maintenance capital needs to be approximately $10.0 million. There is a considerable degree of flexibility in the timing and, to a lesser degree, scope of American Skiing's growth capital program. Although specific capital expenditures can be deferred for extended periods, continued growth of skier visits, revenues and profitability will require continued capital investment in on-mountain improvements.


    American Skiing's practice is to finance on-mountain capital improvements through resort cash flow, capital leases and its senior credit facility. The size and scope of the capital improvement program will generally be determined annually depending upon the strategic importance and expected financial return of some projects, future availability of cash flow from each season's resort operations and future borrowing availability and covenant restrictions under the senior credit facility. The senior credit facility places a maximum level of non-real estate capital expenditures for fiscal 2002 and beyond at the lesser of $35.0 million, or the total of the non-real estate development subsidiaries' consolidated EBITDA for the four fiscal quarters ended in April of the previous fiscal year less consolidated debt service for the same period. In addition, American Skiing is permitted to and expects to make capital expenditures of up to $30.0 million for the purchase and construction of a new gondola at its Heavenly resort in Lake Tahoe, Nevada. Construction on the Heavenly gondola began in June 2000 and, as of January 28, 2001, American Skiing had expended $23.8 million on this project. American Skiing's management believes that these capital expenditure amounts will be sufficient to meet its non-real estate capital improvement needs for the near future.


    American Skiing's business plan anticipates the development of Grand Summit hotels, condominium hotels or townhouses at its resort villages at The Canyons, Heavenly, Killington, Steamboat and Sunday River. The timing and extent of these projects are subject to local and state permitting requirements which may be beyond American Skiing's control, as well as its cash flow requirements and the availability of external capital. American Skiing's real estate development is undertaken through its real estate development subsidiary, American Skiing Company Resort Properties. Recourse on debt incurred to finance this real estate development is limited to American Skiing Company Resort Properties and its subsidiaries, which include Grand Summit Resort Properties. This debt is usually collateralized by the projects that American Skiing finances, which, in some cases, constitute a significant portion of American Skiing's assets. As of October 29, 2000, the total assets collateralizing the real estate facilities, and included in American Skiing's consolidated balance sheet included elsewhere in this joint proxy statement and prospectus, totaled approximately $288.9 million. American Skiing Company Resort Properties' eight existing development projects are currently being funded by the second amended real estate facility, the construction loan facility and a separate construction loan facility for the final phase of the Locke Mountain Townhomes at Sunday River. The Locke Mountain project is currently 100% sold and through December 3, 2000, American Skiing has realized $1.9 million in proceeds from closings and has completely paid down the construction debt for this project.

    American Skiing expects to undertake future real estate development projects through special purpose subsidiaries with financing provided principally on a non-recourse basis to it and its resort operating subsidiaries. Although this financing is expected to be non-recourse to American Skiing and its resort subsidiaries, it will likely be collateralized by American Skiing's existing and future real estate projects that may constitute significant assets to it. Required equity contributions for these projects must be generated before they can be undertaken, and the projects are subject to mandatory pre-sale requirements under the second amended real estate facility. Potential sources of equity contributions include sales proceeds from existing real estate projects and assets (to the extent not applied to the repayment of indebtedness) and the possible sale of equity or debt interests in American Skiing Company Resort Properties or its real estate development subsidiaries. Financing commitments for future real estate development do not currently exist, and American Skiing can offer no assurance that they will be available on satisfactory terms. American Skiing will be required to establish both equity sources and construction facilities or other financing arrangements for its projects before undertaking them.

    American Skiing has outstanding $36.0 million of mandatorily redeemable Series A preferred stock, with an accreted value of $51.0 million as of December 31, 2000. The Series A preferred stock is exchangeable at the option of the holder into American Skiing's common stock at a conversion price of $17.10 for each common share. In connection with the merger, the holders of the Series A preferred stock will convert their shares of Series A preferred stock into shares of a new series of 14% preferred stock having a liquidation value equal to the accreted value of the Series A preferred stock as of the effective date of the merger and a number of shares of common stock equal to 20.7% of the liquidation value of the new 14% preferred stock divided by $2.22. Assuming that the merger is completed on March 31, 2001, the liquidation preference of the new 14% preferred stock, which will be mandatorily redeemable on August 15, 2006, will be approximately $52.2 million, and approximately 4.9 million shares of common stock will be issued. Dividends will accrue and compound quarterly and will not be mandatorily payable in cash until August 15, 2006.

                       CHANGES IN RESULTS FROM OPERATIONS

THE 13 WEEKS ENDED OCTOBER 29, 2000 COMPARED TO THE 13 WEEKS ENDED OCTOBER 24,
  1999

RESORT OPERATIONS

    Resort revenues increased slightly in the first quarter of 2001 compared to the first quarter of fiscal 2000, from $20.8 million to $20.9 million. Included in the American Skiing fiscal 2000 resort revenues were $1.6 million in non-recurring gains from asset sales, for which there were no comparative amounts in fiscal 2001. Exclusive of these gains from asset sales, the American Skiing first quarter resort revenues actually increased by $1.7 million over last year's first quarter. The Canyons Grand Summit Hotel, which opened for business during the second quarter of fiscal 2000, generated approximately
$2.2 million in lodging and food & beverage revenues in the first quarter of 2001, and the new Steamboat Grand Hotel, which opened towards the end of the first quarter, contributed another $0.3 million in resort revenues. Slightly offsetting these increased revenues from hotel operations were lower golf and summer activity revenues due to cool, wet weather in the east and one less week of summer activity during this quarter vs the same quarter last year. In addition, American Skiing generated lower retail revenues due to reduced inventory liquidation activity this year, in contrast to last year's unusually large liquidation effort.

    The American Skiing Resort segment generated a $29.9 million loss before income taxes and preferred dividends for the current fiscal quarter, compared to a $28.1 million loss in the first quarter of fiscal 2000. Exclusive of the $1.6 million non-recurring gain from asset sales in fiscal 2000 referred to above, the American Skiing first quarter Resort segment operating loss increased by $0.2 million over the first quarter of fiscal 2000 due to the following:

     i. Resort EBITDA increased by $0.7 million over fiscal 2000, exclusive of the non-recurring gains from asset sales;

     ii. Resort depreciation and amortization increased by $0.5 million over fiscal 2000; and

    iii. Resort interest expense increased by $0.4 million over fiscal 2000.

    The $0.7 million increase in Resort EBITDA is net approximately
$0.8 million in pre-opening expenses incurred at the Steamboat Grand Hotel leading up to its opening late in the first quarter of fiscal 2000. Exclusive of these pre-opening charges, the American Skiing Resort EBITDA would have increased by $1.5 million, mainly due to:

    (i) a $0.6 million improvement in retail margins over last year due to improved inventory management;

    (ii) lower marketing, sales and administrative costs in fiscal 2001, a $0.5 million decrease, excluding $0.2 million of Steamboat Grand Hotel marketing expenses, mainly due to lower marketing expenses resulting from the elimination of certain corporate level marketing activities; and

   (iii) a $0.3 million increase from sponsorship and events activity resulting from earlier completion of some agreements than in one prior year.

REAL ESTATE OPERATIONS

    Real estate revenues increased by $24.7 million in the current quarter compared to fiscal 2000, from $2.5 million to $27.2 million. During the first quarter of 2001, American Skiing began delivering quartershare units in the recently opened Steamboat Grand Hotel, from which American Skiing realized $15.6 million in revenues from closings of pre-sold units. American Skiing also continued to realize sales at the Canyons Grand Summit Hotel, which opened in the second quarter of fiscal 2000. During the first quarter of 2001, American Skiing realized $5.3 million from sales of quartershare units at The Canyons Grand Summit. Continuing sales of quartershare units of Grand Summit Hotels at the Company's Eastern resorts contributed $0.8 million in real estate revenues for the current quarter compared to $2.1 million in the third quarter of fiscal 2000, a decrease of $1.3 million. Although the pace of unit sales has slowed over time, the overall sell-out of these projects remains strong as both the Jordan Grand at Sunday River and the Grand Summit at Killington are now over 95% sold-out, with the Grand Summit at Mount Snow over 75% and Attitash Bear Peak over 58% sold-out.

    Also in the first quarter of fiscal 2001, American Skiing sold our option rights to certain real estate in the South Lake Tahoe Redevelopment District to Marriott Ownership Resorts, Inc., a wholly owned subsidiary of Marriott International, for $8.5 million. Pursuant to the terms of the option sale, American Skiing received $4.09 million in cash proceeds and applied a $0.3 million previously received deposit, for a total of $4.4 million of realized revenue in the first quarter. American Skiing anticipates that it will receive the remaining $4.09 million from Marriott, and subsequently realize it as real estate revenue, during the second fiscal quarter of 2001.

    The American Skiing Real Estate segment generated a loss before income taxes of $2.6 million for the first quarter of fiscal 2001, compared to a $2.8 million loss in the first quarter of fiscal 2001. The current year operating loss is derived from $3.6 million in real estate EBITDA, offset by $5.8 million in real estate interest expense and $0.4 million in real estate depreciation and amortization. The comparative breakdown from the first quarter of fiscal 2000 was a real estate EBITDA loss of $0.7 million, real estate interest expense of $1.8 million and real estate depreciation and amortization of $0.3 million. American Skiing's sale of land options rights at South Lake Tahoe to Marriott contributed $3.3 million in real estate EBITDA in the quarter. The delivery of quartershare units in the Grand Summit Hotels at The Canyons and Steamboat generated $0.6 and $0.2 million in EBITDA, respectively, during the current quarter. The $4.0 million increase in real estate interest expense was primarily due to an increase in real estate debt outstanding in fiscal 2001 and lower capitalized interest due to completion of the Sundial Lodge and the Grand Summit Hotel at The Canyons in the second quarter of fiscal 2000.

    Cumulative effect of accounting changes of $2.5 million, net of $1.5 million tax provision, in fiscal 2001 resulted from recording the fair value of non-hedging derivatives on the American Skiing balance sheet in connection with the American Skiing initial adoption of SFAS No. 133 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, SFAS No. 137 ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133--AN AMENDMENT OF FASB STATEMENT NO. 133 and SFAS No. 138 ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES--AND AMENDMENT OF FASB STATEMENT NO. 133.

    The cumulative effect of accounting changes of $0.7 million, net of $0.4 million tax benefit, in fiscal 2000 resulted from the American Skiing write-off of certain capitalized start-up costs relating to the American Skiing hotel and retail operations and the opening of The Canyons resort in fiscal 1998. The accounting change was due to the American Skiing adoption of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". SOP 98-5 requires the expensing of all start-up costs as incurred, rather than capitalizing and subsequently amortizing such costs.

    Accretion of discount and dividends accrued on mandatorily redeemable preferred stock increased $0.9 million, from $4.8 million for the first quarter of fiscal 2000 to $5.7 million for the current quarter. This increase is primarily attributable to the compounding effect of accruing dividends on 150,000 shares of the Series B Preferred Stock issued to Oak Hill in the first quarter of fiscal 2000. American Skiing is currently accruing dividends on the Series B Preferred Stock at an effective rate of 9.7%, compounded quarterly, assuming that dividends will not be paid in cash until the fifth anniversary of the issuance, which will cause the dividend rate to incrementally increase up to 10.5% by the end of the fifth year.

FISCAL YEAR ENDED JULY 30, 2000 COMPARED WITH FISCAL YEAR ENDED JULY 25, 1999

RESORT OPERATIONS

    The components of resort operations for the fiscal years ended July 30, 2000 and July 25, 1999 are as follows:

                                                                             INCREASE/
                                         ACTUAL YEAR     ACTUAL YEAR        (DECREASE)
                                            ENDED           ENDED       -------------------
                                        JULY 30, 2000   JULY 25, 1999    DOLLAR    PERCENT
                                        -------------   -------------   --------   --------
                                                (IN MILLIONS)
Revenue category:
  Lift Tickets........................     $  131.3        $  134.5      $(3.2)      (2.4%)
  Food and beverage...................         40.0            38.3        1.7        4.4%
  Retail sales........................         38.3            41.5       (3.2)      (7.7%)
  Lodging and property................         32.7            31.6        1.1        3.5%
  Skier development...................         24.8            24.2        0.6        2.5%
  Golf, summer activities and other...         25.0            22.5        2.5       11.1%
                                           --------        --------      -----      -----
Total resort revenues.................     $  292.1        $  292.6      $(0.5)       0.1%
                                           ========        ========      =====      =====
Total Skier visits....................        5,006           5,090        (84)      (1.7%)
Cost of resort operations.............     $  203.9        $  198.2      $ 5.7        2.9%
Marketing, general and
  administrative......................         49.4            51.4       (2.0)      (3.9%)
Depreciation and amortization.........         47.0            44.2        2.8        6.3%

    Warm weather patterns in early November, a rainy Thanksgiving weekend in the East and a warm, dry December nationwide all contributed to weak early season paid skier day levels. The December holiday week was also negatively impacted by the overall softness in the travel industry due to Y2K concerns and the lack of natural snowfall in key market areas. Substantial natural snowfall at all resorts and in key market areas late in our second fiscal quarter revived sluggish early season skier traffic heading into the third quarter. This momentum continued into February, during which fresh snowfall and good weather for the Presidents Holiday weekend produced three-day attendance records at almost all of the American Skiing resorts. Skier traffic and operating results continued to be strong into March, but warm weather nation-wide and sustained rainfall in the East brought an early end to the ski season and as a result April resort revenues and operating profits fell short of the prior year.

    Revenues from lift tickets and retail sales were down a combined
$6.4 million, or 3.6%, from the prior year due mainly to the decrease in paid skier days for the year. Food and beverage and lodging services revenues increased in fiscal 2000, as revenues generated from the two new hotels at The Canyons offset the effect of the decrease in skier days at American Skiing's eastern resorts. Skier development revenues actually increased by $0.6 million, or 2.5%, in fiscal 2000, as American Skiing continued to realize the benefits of its new skier development programs instituted in fiscal 1999 in conjunction with the opening of new Sprint Perfect Turn Discovery Centers at four of its Eastern resorts. American Skiing also realized $1.6 million in net gains from the sale of non-strategic assets during the first quarter of fiscal 2000, which contributed most of the $2.5 million increase in golf, summer activities and other revenues in fiscal 2000.

    American Skiing's Resort segment generated a $31.4 million loss before income taxes in fiscal 2000, compared to a $33.4 million loss before income taxes in fiscal 1999. This $2.0 million decrease in the year-to-date loss before income taxes is derived primarily from an $8.6 million decrease in interest expense, offset by a $4.1 million decrease in resort earnings before interest, taxes, depreciation and amortization, or EBITDA, and a $2.5 million increase in depreciation expense. The reduction in interest expense in fiscal 2000 is due primarily to the reduced level of debt outstanding under American Skiing's senior credit facility as a result of the paydown on that facility from the proceeds of the Series B preferred stock issuance. The decrease in resort EBITDA is derived from the net effect of

(a) the $0.5 million decrease in resort revenues described above, (b) a $5.7 million increase in resort operating expenses due mainly to pre-opening and start-up costs associated with the two new hotels at The Canyons and the Steamboat Grand Hotel, increased snowmaking and maintenance costs, food and beverage and lodging costs and retail costs of goods sold, and (c) a $2.0 million reduction in marketing, general and administrative expenses. The increase in resort depreciation expense is due to the approximately $30 million in ski-related capital assets placed in service at American Skiing's resorts since the end of the 1998-99 ski season.

REAL ESTATE OPERATIONS

    Real estate revenues increased by $107.6 million in fiscal 2000 compared to fiscal 1999, from $24.5 million to $132.1 million. The delivery of units in the Sundial whole-ownership condominium hotel and the new Grand Summit Hotel at The Canyons accounted for $41.0 million and $59.4 million, respectively, of real estate revenues in fiscal 2000. Additional increases in real estate revenues during fiscal 2000 resulted from sales of undeveloped land at Steamboat and The Canyons (combined $9.3 million in fiscal 2000 versus $2.9 million in fiscal
1999) and a $2.5 million increase in quartershare unit sales at the existing Grand Summit Hotels at American Skiing's Eastern resorts ($20.9 million in fiscal 2000 compared to $18.4 million in fiscal 1999). An offsetting
$2.3 million decrease was due to revenues recognized in fiscal 1999 from the sale of townhouses at Sunday River, which did not recur in fiscal 2000.

    American Skiing's Real Estate segment generated a loss before income taxes of $4.5 million in fiscal 2000, a $5.1 million improvement over the $9.6 million real estate loss before income taxes generated in fiscal 1999. This $5.1 million decrease in the loss before income taxes in fiscal 2000 is primarily derived from the net effect of a $10.6 million increase in real estate EBITDA offset by a $5.1 million increase in real estate interest expense and a $0.3 million increase in real estate depreciation.

    The sale of units at The Canyons Grand Summit Hotel contributed $12.7 in real estate EBITDA in fiscal 2000, there were no sales for this project in fiscal 1999. Offsetting this increase in real estate EBITDA was a decrease of $1.9 million from the sales of quarter shares at the Eastern Grand Summit hotels. The Sundial project contributed a negative $0.8 million EBITDA to the fiscal 2000 results, the first year this project recorded sales. All other activities contributed a net positive $0.6 million to real estate EBITDA compared to the prior year's results.

    The $5.1 million increase in real estate interest expense was primarily due to an increase in real estate debt outstanding in fiscal 2000 and lower capitalized interest due to completion of the two hotels at the Canyons.

    Benefit from income taxes decreased $9.3 million, from $15.1 million in fiscal 1999 to $5.8 million in fiscal 2000. The decrease in the benefit is due primarily to $7.4 million in valuation allowances established in fiscal 2000 relating to deferred tax assets for prior net operating losses. As a result of the sale of the American Skiing Series B preferred stock, the realization of the tax benefit of some of American Skiing's net operating losses and other tax attributes is dependent upon the occurrence of various future events. American Skiing believes that a valuation allowance of $3.0 million against its deferred tax assets for net operating losses and other tax attributes is appropriate because it is more likely than not that the benefit of the losses and attributes will not be realized. Based on facts known at this time, American Skiing expects to substantially realize the benefit of the remainder of its net operating losses and other tax attributes affected by the sale of its Series B preferred stock. The remaining $4.4 million valuation allowance relates to excess net operating losses that may not be realizable in the State of Vermont.

    Extraordinary loss of $0.6 million (net of $0.4 million of tax benefits) in fiscal 2000 resulted from the pro-rata write-off of existing deferred financing costs related to American Skiing's senior credit facility. This write-off was due to the restructuring of the senior credit facility in connection with the permanent reduction in the availability of the revolving portion and the pay down of the term portion of the facility from the proceeds of the Series B preferred stock issuance.

    Cumulative effect of a change in accounting principle of $0.7 million (net of $0.4 million tax benefit) in fiscal 2000 resulted from the write-off of capitalized start-up costs relating to American Skiing's hotel and retail operations and the opening of the Canyons resort in fiscal 1998. The accounting change was due to American Skiing's adoption of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". SOP 98-5 requires the expensing of all start-up costs as incurred, rather than capitalizing and subsequently amortizing these costs. Initial adoption of this SOP should be reported as a cumulative effective of a change in accounting principles. Current start-up costs are being expensed as incurred and are reflected in their appropriate expense classifications

    Accretion of discount and dividends accrued on mandatorily redeemable preferred stock increased $16.6 million from $4.4 million in fiscal 1999 to $21.0 million in the current fiscal year. This increase is primarily attributable to the additional accrual of dividends on 150,000 shares of Series B preferred stock issued to Oak Hill in the first quarter of fiscal 2000. American Skiing is currently accruing dividends on the Series B preferred stock at an effective rate of 9.7%, with the assumption that dividends will not be paid in cash until the fifth anniversary of the issuance.

FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

    The actual results of fiscal 1999 versus the actual results of fiscal 1998 discussed below are not comparable due to the acquisition of the Steamboat and Heavenly resorts on November 12, 1997. Accordingly, the usefulness of the comparisons presented below is limited, as the fiscal 1998 results include the results of Steamboat and Heavenly since November 12, 1997, while the fiscal 1999 results include all twelve months of results of Steamboat and Heavenly. The following table illustrates the pro forma effect of the results of Steamboat and Heavenly as if the purchase had occurred at the beginning of fiscal 1998:

                                                                                                             PRO FORMA
                                                          PRO FORMA                                          INCREASE/
                                         ACTUAL YEAR      EFFECT ON       PRO FORMA      ACTUAL YEAR        (DECREASE)
                                            ENDED        YEAR ENDED      YEAR ENDED         ENDED       -------------------
                                        JULY 26, 1998   JULY 26, 1998   JULY 26, 1998   JULY 25, 1999    DOLLAR    PERCENT
                                        -------------   -------------   -------------   -------------   --------   --------
Revenue category:
  Lift tickets........................      $135.9          $0.0           $135.9           $134.5       $(1.4)      (1.0%)
  Food and beverage...................        34.0           0.5             34.5             38.3         3.8       10.9%
  Retail sales........................        37.4           1.6             39.0             41.5         2.5        6.4%
  Lodging and property................        27.5           0.1             27.6             31.6         4.0       14.4%
  Skier development...................        22.4           0.0             22.4             24.2         1.8        8.0%
  Golf, summer activities and other...        20.4           1.4             21.8             22.5         0.7        3.3%
                                            ------          ----           ------           ------       -----       ----
Total resort revenues.................      $277.6          $3.6           $281.2           $292.6       $11.4        4.0%
                                            ======          ====           ======           ======       =====       ====
Cost of resort operations.............      $171.2          $8.6           $179.8           $198.2       $18.4       10.2%
Marketing, general and
  administrative......................        40.1           5.0             45.1             51.4         6.3       14.0%
Depreciation and amortization.........        38.0           1.6             39.6             44.2         4.6       11.6%
                                            ------          ----           ------           ------       -----       ----

    Resort revenues increased $15.0 million or 5.4% from $277.6 million for fiscal 1998 to $292.6 million for fiscal 1999. The pro forma effect of the inclusion of the results from Steamboat and Heavenly resorts for the first fiscal quarter of 1999 accounts for $3.6 million of the increase. The remaining $11.4 million increase in resort revenues is broken out by revenue category in the above table. The decrease in lift ticket revenues is derived from a 4.3% decrease in skier visits, due to unfavorable weather conditions in New England and Colorado, resulted in an approximately $6.1 million decrease in lift ticket revenues, and a 3.5% increase in lift ticket yield, due mainly to price increases at Steamboat and Heavenly, offset this decrease by approximately
$4.7 million. Increases in food and beverage and retail sales revenues are primarily attributable to additional food and beverage and retail outlets. The increase in skier development revenues is mainly associated with a new skier development program instituted in fiscal 1999, which corresponded with the opening of new Sprint Discovery Centers at four of our eastern resorts. The increase in lodging revenue is primarily due to the full year of operations in fiscal 1999 of three Grand Summit Hotels which opened during fiscal 1998 (one each at Killington, Mount Snow and Sunday River).

    Real estate revenues decreased $36.5 million for fiscal 1999 as compared to fiscal 1998. The decrease is attributable to the substantial revenues recognized in fiscal 1998 from closings on pre-sold quartershare units at American Skiing's Grand Summit Hotels at Killington and Mt. Snow, and the Jordan Grand Hotel at Sunday River. These projects were completed during the second and third fiscal quarters of fiscal 1998, and American Skiing realized $55.4 million in sales revenue from these projects in fiscal 1998. For fiscal 1999 American Skiing realized $18.4 million in on-going sales of quartershare units.

    Cost of resort operations increased $27.0 million or 15.8% from $171.2 million to $198.2 million. The pro forma effect of the inclusion of the results of Steamboat and Heavenly resorts for the first fiscal quarter of 1999 accounts for $8.6 million of the increase. The majority of the remaining increase is attributable to:

    - $4.8 million in lodging costs associated with a full year of operation of three new hotels;

    - $1.2 million increase associated with a new skier development program which included the operation of four new Sprint Discovery Centers;

    - $3.6 million in food and beverage and retail costs associated with additional outlets and higher sales volume and the liquidation of excess inventory during the fourth quarter of fiscal 1999;

    - $1.1 million increase in snowmaking due to the lack of natural snow at American Skiing's eastern resorts;

    - $1.5 million increase in property taxes due to increased tax rates in Vermont and an increased asset base at The Canyons; and

    - $1.0 million increase in event costs associated with marketing sponsorship.

    Cost of real estate sold decreased $16.7 million in fiscal 1999 compared to fiscal 1998. The decrease is attributable to the substantial cost recognized in the third quarter of fiscal 1998 from closings of pre-sold quartershare units at American Skiing's Grand Summit Hotels at Killington and Mount Snow and the Jordan Grand Hotel at Sunday River. The cost associated with the revenue realized for fiscal 1998 totaled $32.0 million. The cost associated with the on-going sales of these units in fiscal 1999 totaled $10.9 million. The
$21.0 million decrease related to sales of quartershare units was offset by other increases, due mainly to:

    - $3.5 million of cost recognized relating to the sale of land which was not of strategic importance to American Skiing's real estate development plan or resort operations;

    - The write-off of $0.7 million in prepaid advertising and commission charges incurred in generating pre-sale contracts, some of which have subsequently expired, for a Grand Summit Hotel at American Skiing's Sugarbush resort (the timing of development for the Sugarbush project is expected to be re-evaluated by American Skiing during next year's skiing season); and

    - $0.8 million of expenses were incurred during the second quarter of fiscal 1999 relating to American Skiing's unsuccessful $300 million bond offering which was undertaken to provide additional financing for its real estate projects.

    Marketing, general and administrative expenses increased $11.3 million or 28.2% from $40.1 million to $51.4 million. The inclusion of the results of Steamboat and Heavenly resorts for the

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
first fiscal quarter of 1999 accounts for $5.0 million of the increase. The majority of the remaining increase is attributable to:

    - A planned increase in marketing expense at all the resorts of $2.9 million;

    - A stock compensation charge of $0.8 million relating to the vesting of additional management stock options;

    - $0.6 million of additional expenses resulting from the expansion of management information services;

    - $2.0 million of severance payments and restructuring of management compensation; and

    - Additional costs associated with being a public company.

    Depreciation and amortization increased $6.2 million for fiscal 1999 compared to fiscal 1998. The inclusion of the Steamboat and Heavenly resorts for the first fiscal quarter of 1999 accounts for $1.6 million of the increase. The remaining increase is primarily due to additional depreciation on capital improvements of approximately $53 million made this year. These increases are slightly offset by the change in the estimated useful lives of some of American Skiing's ski-related assets, which decreased depreciation expense by $0.7 million.

    Interest expense increased from $34.6 million for fiscal 1998 to $39.4 million for fiscal 1999. The increase is principally attributable to increased debt levels associated with financing American Skiing's recent capital improvements and real estate projects.

    The benefit for income taxes increased from $0.8 million for fiscal 1998 to $15.1 million for fiscal 1999 due to the increase in the loss before income taxes. The effective income tax rate increased from 25.1% in fiscal 1998 to 35.0% in fiscal 1999 due to the non-recurring stock option compensation charge of $14.3 million in fiscal 1998, not all of which was deductible for income tax purposes.

    Accretion of discount and dividends accrued on mandatorily redeemable preferred stock decreased $0.9 million, or 17.0%, from $5.3 million for fiscal 1998 to $4.4 million for fiscal 1999. The decrease is primarily attributable to $0.9 million in additional accretion recognized during fiscal 1998 relating to a conversion feature on American Skiing's 14% exchangeable preferred stock that allowed holders of these securities to convert to shares of American Skiing's common stock at a 5% discount to the initial public offering price. An additional $0.9 million of the decrease is due to amortization of issuance costs recognized in fiscal 1998 related to American Skiing's 14% exchangeable preferred stock upon its conversion into Series A preferred stock. These decreases were offset by an increase resulting from the full twelve months accretion for fiscal 1999 related to the Series A preferred stock (as compared to only nine months in fiscal 1998), and the compounding effect of the dividend accrual.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The market risk sensitive instruments of American Skiing do not subject it to material market risk exposures, except for risks related to interest rate fluctuations. As of December 3, 2000, American Skiing had $247.8 million in floating rate long-term debt outstanding, including current portion.

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
    The following sensitivity analysis expresses the potential impact on annual interest expense resulting from a hypothetical 100 basis point increase in the interest rate indices that American Skiing floating rate debt instruments are based on:

                                                                AVERAGE
                                                                BALANCE     HYPOTHETICAL    EFFECT ON
                       VARIABLE RATE                          OUTSTANDING      CHANGE        ANNUAL
                    DEBT INTEREST INDEX                       IN FY 2001    IN RATE INDEX   INTEREST
------------------------------------------------------------  -----------   -------------   ---------
30-day LIBOR Rate...........................................    $129,350        100 bps      $1,294
US Prime Rate...............................................     126,531        100 bps       1,265
                                                                --------        -------      ------
Total variable rate debt....................................    $255,881        100 bps      $2,559

    American Skiing believes that the potential effects of a 100-basis points increase in its floating rate debt instruments are not significant to its earnings and cash flow.

    American Skiing has also entered into a Series of (non-cancelable) interest rate swap agreements in connection with its Senior Subordinated Notes, which are intended to defer a portion of the cash interest payments on the Notes into later years. The following table illustrates the key factors of each of these agreements:

                               FEBRUARY 9, 1998--JULY 15, 2001                        JULY 16, 2001--JULY 15, 2006
                       ------------------------------------------------   ----------------------------------------------------
                         NOTIONAL         COMPANY           COMPANY           NOTIONAL           COMPANY           COMPANY
                          AMOUNT           PAYS            RECEIVES            AMOUNT             PAYS            RECEIVES
                       ------------   ---------------   ---------------   ----------------   ---------------   ---------------
Agreement 1..........  $120,000,000       9.01%         6-month LIBOR       $127,500,000         9.01%         6-month LIBOR
Agreement 2..........  $120,000,000   6-month LIBOR         12.00%          $127,500,000     6-month LIBOR         7.40%

    As a result of entering into this interest rate swap arrangement, American Skiing has fixed the cash-pay rate on the notes until their maturity in July 2006.

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
                          BUSINESS OF AMERICAN SKIING

    American Skiing Company is organized as a holding company and operates through various subsidiaries. American Skiing believes that it is the largest operator of alpine ski and snowboard resorts in the United States. American Skiing reinforces and capitalizes on its position by developing, owning and operating a range of hospitality-related businesses, including hotels, golf courses, restaurants and retail locations. It also develops, markets and operates alpine villages, ski-in/ski-out real estate and townhouses, condominiums and quarter ownership hotels. American Skiing manages its operations in two business segments, ski resort operations and mountainside real estate development. For a complete breakdown of information by reportable segment see note 14 --"Business Segment Information" to American Skiing's consolidated historical financial statements included elsewhere in this joint proxy statement and prospectus.

    On August 9, 1999, American Skiing completed the sale of 150,000 shares of its Series B convertible exchangeable preferred stock to Oak Hill Capital Partners, L.P. American Skiing realized gross proceeds of $150.0 million on the sale. American Skiing used $128.6 million of the proceeds to reduce amounts owed under its senior credit facility, approximately $30.0 million of which has been reborrowed and invested in its principal real estate development subsidiary, American Skiing Company Resort Properties, Inc. American Skiing used the remainder of the proceeds to pay approximately $16.0 million in fees and expenses in connection with the transaction and acquire from its principal stockholder some strategic assets and repay a demand note issued by one of American Skiing's subsidiaries to its principal stockholder, in the aggregate amount of $5.4 million.

    American Skiing's revenues, earnings before interest expense, income taxes, depreciation and amortization, or EBITDA, and net loss available to its common stockholders were $48.1 million, $(16.2) million and $(24.2) million, respectively, for the three months ended October 29, 2000 and $424.1 million, $47.0 million, and ($52.5) million, respectively, for the year ended July 30, 2000 or fiscal 2000. Resort revenues and resort EBITDA for the three months ended October 29, 2000 were $20.9 million and $(19.9) million, respectively, and $292.1 million and $38.8 million, respectively, for fiscal 2000. Real estate revenues and real estate EBITDA for the three months ended October 29, 2000 were $27.2 million and $3.6 million, respectively, and $132.1 million and $8.2 million, respectively, for fiscal 2000.

RESORT OPERATIONS

    American Skiing's resort business is derived primarily from its ownership and operation of nine ski resorts, several of which are among the largest in the United States. American Skiing currently has at least one resort located in each major skiing market in the United States. During the 1999-00 ski season, American Skiing's resorts generated approximately 5.0 million skier visits, representing approximately 9.6% of total skier visits in the United States. The following table summarizes key statistics of American Skiing's resorts.

                                         SKIABLE    VERTICAL                              SNOWMAKING                  1999-2000
                                         TERRAIN      DROP                TOTAL LIFTS      COVERAGE                  SKIER VISITS
RESORT, LOCATION                         (ACRES)     (FEET)     TRAILS    (HIGH SPEED)   (% OF ACRES)   SKI LODGES      (000S)
----------------                         --------   --------   --------   ------------   ------------   ----------   ------------
Killington, VT.........................    1,200      3,150       200        32(8)            70%             8           939

Sunday River, ME.......................      660      2,340       127        18(4)            92%             4           513

Mount Snow, VT.........................      769      1,700       130        23(3)            85%             5           513

Sugarloaf, ME..........................    1,400      2,820       126        15(2)            92%             2           325

Sugarbush, VT..........................      468      2,650       115        18(4)            67%             5           352

Attitash Bear Peak, NH.................      280      1,750        70        12(2)            97%             2           194

The Canyons, UT........................    3,625      3,190       135        15(6)            10%             4           248

Steamboat, CO..........................    2,939      3,668       142        20(4)            15%             4         1,025

Heavenly, CA...........................    4,800      3,500        84        29(8)           5.9%             7           897
                                          ------     ------     -----       ---              ---          -----         -----

    Total..............................   16,141     24,768     1,129       182(41)                          41         5,006
                                          ======     ======     =====       ===              ===          =====         =====

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
RESORT PROPERTIES

    American Skiing's resorts include several of the top resorts in the United States based on skier visits, such as Steamboat, the fourth largest ski resort in the United States with over 1.0 million skier visits in the 1999-00 ski season, Killington, the fifth largest resort in the United States with about 940,000 skier visits in the 1999-00 ski season, Sunday River and Mount Snow, which together with Killington comprised three of the four largest resorts in the Northeast during the 1999-00 ski season, and Heavenly, which ranked as the largest resort in the Pacific West region for the 1999-00 season with approximately 900,000 skier visits.

    THE CANYONS. When American Skiing acquired The Canyons, located in the Wasatch Range of the Rocky Mountains adjacent to Park City, Utah, in July, 1997, it was primarily an undeveloped ski resort with significant potential for future operational and real estate development. The Canyons is one of the most accessible destination resorts in the world, with the Salt Lake International Airport only 32 miles away, and has direct access from a major state highway. American Skiing believes that The Canyons has significant growth potential due to its proximity to Salt Lake City and Park City, its undeveloped ski terrain and its real estate development opportunities. The Utah Winter Sports Park, which is located immediately adjacent to the resort, is scheduled to serve as the venue for the ski jumping, bobsled and luge events in the 2002 Winter Olympic Games.

    Since acquiring The Canyons, American Skiing has invested significant capital and created a substantial on-mountain skiing infrastructure which it believes is capable of supporting substantial skier visit growth. During the 1997-98 season, its first under American Skiing management, the resort generated over 167,000 skier visits. This number increased to over 220,000 in 1998-99 and over 248,000 in 1999-00. American Skiing intends to gradually invest additional capital to improve and expand on-mountain facilities and skiable terrain as skier visits grow. American Skiing recently completed two significant real estate projects at The Canyons, a Grand Summit Hotel and the Sundial Lodge, both of which opened during the 1999-00 ski season. In November, 1999, American Skiing obtained final approval of a master development plan for The Canyons which includes entitlements for approximately 5 million square feet of development. Additional real estate projects at The Canyons are expected to be launched and begin construction during the 2001 and 2002 fiscal years. Several third party real estate developments are also planned including a Westgate Resorts time share project which broke ground in August 2000 and is expected to begin delivering units in late 2001.

    STEAMBOAT. The Steamboat ski area is located in the Medicine Bow/Routt National Forest, Routt County, Colorado on the westerly slopes of Mt. Werner, approximately 2.5 miles southeast of downtown Steamboat Springs, Colorado. The area consists of 3,486 acres of land licensed under a Special Use Permit issued by the Forest Service and 245 acres of private land owned by Steamboat located at the base of the ski area. Steamboat receives a high level of natural dry snow, averaging 330 inches annually the past 10 ski seasons. Steamboat has recorded more than 1 million skier visits in each of the past ten seasons. American Skiing has recently completed a 300-room Grand Summit Hotel at Steamboat, which will bring both additional beds and enhanced amenities to the Steamboat base area.

    HEAVENLY. Located on the south shore of Lake Tahoe with three base area complexes, one in South Lake Tahoe, California and two in Stateline, Nevada, Heavenly consists of two peaks with a maximum elevation of approximately 10,060 feet. Heavenly ranks as the largest resort in the Pacific West Region with approximately 900,000 skier visits for the 1999-00 ski season. Access to the resort is primarily through the Reno Tahoe International Airport and by automobile via Route 50 from San Francisco and Sacramento, California. Heavenly has a well-developed bed base in the greater South Lake Tahoe/Stateline area.

    American Skiing's strategy at Heavenly is to add new accommodations and a gondola lift system in the South Lake Tahoe commercial area through its existing development rights in the Park Avenue Redevelopment area. American Skiing has recently completed construction on the gondola and it

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
became operational in December 2000. The new gondola provides lift service to the resort from the center of South Lake Tahoe and precedes the construction of two large hotel projects over the next three to five years. Pre-sales have commenced for the first of the two projects, a 194 room Grand Summit Hotel. American Skiing sold the entitlements to the land underlying the second project to Marriott Ownership Resorts, Inc. on October 17, 2000.

    KILLINGTON. Killington, located in central Vermont, is the largest ski resort in the northeast and the fifth largest in the United States. Killington generated over 900,000 skier visits in 1999-00. Killington is a seven-mountain resort consisting of approximately 1,200 acres of skiable terrain. American Skiing believes the size and diversity of skiable terrain at Killington make it attractive to all levels of skiers and believes it to be one of the most widely recognized of American Skiing's resorts with regional, national and international clientele. American Skiing has recently completed construction of a $4.0 million snowmaking expansion project which is expected to provide the resort with 30% more snowmaking capacity during various periods which should lead to higher early season trail counts and enhanced market confidence in the quality and reliability of the snow surface.

    Killington is a year-round resort offering complete golf amenities including an 18-hole championship golf course, a golf school, a driving range and a tennis school. American Skiing's real estate strategy at Killington is to expand the existing Grand Summit Hotel, begin the first phases of a new destination resort village and expand the bed base surrounding the company-owned golf course in an area approved for development. The current master plan for the proposed Killington resort village development includes over 4,450 units in over
5.3 million square feet of total development.

    SUNDAY RIVER. Sunday River, located in the western mountains of Maine and approximately a three-hour drive from Boston, is New England's third largest ski resort with over 500,000 skier visits during the 1999-00 season. Extending across eight interconnected mountains, its facilities consist of approximately 660 acres of skiable terrain and an additional 7,000 acres of undeveloped terrain. American Skiing has plans to develop a resort village at the Jordan Bowl Area (the most westerly peak), which could include over 1,350 units, a golf course and 1.1 million square feet of total development.

    MOUNT SNOW. Mount Snow, located in West Dover, Vermont, is the fourth largest ski resort in the northeast United States with over 500,000 skier visits in 1999-00. Mount Snow is the southernmost of American Skiing's eastern resorts. A large percentage of the skier base for Mount Snow derives from Massachusetts, Connecticut and New York. Mount Snow also owns and operates an 18-hole championship golf course and is the headquarters of American Skiing's "Original Golf School," which consists of eight golf schools located throughout the east coast.

    SUGARLOAF. Sugarloaf is located in the Carrabassett Valley of Maine. Sugarloaf is a single mountain with a 4,237-foot summit and a 2,820-foot vertical drop. Sugarloaf offers one of the largest ski-in/ ski-out base villages in the Eastern United States, containing numerous restaurants, retail shops and an abundance of lodging. Sugarloaf is widely recognized for its challenging terrain and snowfields which represent the only lift-serviced above-tree line skiing in the Northeast. As a destination resort, Sugarloaf has a broad market, including areas as distant as New York, New Jersey, Pennsylvania, Washington, D.C. and Canada. Sugarloaf also leases and operates an 18-hole championship golf course, designed by Robert Trent Jones Jr.

    SUGARBUSH. Sugarbush, located in Vermont's Mad River Valley, features the three highest mountain peaks of any single resort in the Eastern United States and extends over six mountain peaks in total. The Slide Brook Express Quad connects the Lincoln Peak and Mount Ellen base areas via a 9-minute scenic ride through the Green Mountains. The on-mountain accommodations at Sugarbush consist of approximately 2,200 beds. There is also an ample off-mountain bed base within the Mad River Valley. The resort operates ski shops, full-service and cafeteria-style restaurants. American Skiing

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
also owns and operates the Sugarbush Inn, a championship golf course, a sports center and a conference center, in addition to managing 185 condominium units in the area.

    ATTITASH BEAR PEAK. Attitash Bear Peak is one of New Hampshire's premier family vacation resorts. Its 12 lifts (including three quad chairs) constitute one of New Hampshire's largest lift networks. Attitash Bear Peak is located in the heart of the Mount Washington Valley which boasts over 200 factory outlet stores, hundreds of bars and restaurants and a large variety of lodging options, including a 143-room slopeside Grand Summit Resort Hotel and Conference Center.

    REAL ESTATE PROPERTIES. American Skiing retains ownership of the front desk, retail space, restaurants and conference facilities, or "commercial core," of hotels developed by American Skiing's real estate subsidiaries. American Skiing currently owns and operates the commercial core of seven Grand Summit Hotels (two at Sunday River and one each at Killington, Attitash Bear Peak, Mount Snow, The Canyons and Steamboat) and one whole-ownership condo/hotel at The Canyons (the Sundial Lodge).

LEASED PROPERTIES

    American Skiing's operations are wholly dependent upon its ownership or control over the real estate underlying each resort. The following summarizes non-owned real estate critical to operations at each of American Skiing's resorts. American Skiing believes each of the following leases, permits or agreements is in full force and effect and that it is entitled to their benefit.

    The Sunday River resort leases approximately 1,500 acres, constituting a substantial portion of its skiable terrain, under a 50-year lease terminating on October 14, 2030. The lease renews automatically thereafter on a year-to-year basis unless terminated by either the lessor or lessee. This lease was amended on January 23, 1998 to allow Sunday River to purchase portions of the leased property for real estate development at a predetermined amount per acre. In January 1998, American Skiing acquired an undivided one-half interest in the fee title to the leased parcel.

    The Sugarbush resort uses approximately 1,655 acres pursuant to a special use permit issued by the United States Forest Service. The permit has a 40-year term expiring April 30, 2035. The special use permit has a renewal option which provides that it may be renewed if the use of the property remains compatible with the special use permit, the site is being used for the purposes previously authorized and the ski area has been continually operated and maintained in accordance with all the provisions of the permit.

    The Mount Snow resort leases approximately 1,315 acres constituting a substantial portion of its skiable terrain. Of this total, 893 acres are occupied by Mount Snow pursuant to a special use permit granted by the United States Forest Service. The permit has a 40-year term expiring December 31, 2029 and is subject to renewal at the option of Mount Snow if various conditions are satisfied. Mount Snow also leases 252 acres of skiable terrain from the Town of Wilmington, Vermont. The lease expires November 15, 2030 and there are no renewal options. In addition, Mount Snow leases approximately 169 acres from Sargent Inc. under two separate leases expiring September 30, 2018, and March 31, 2025, respectively. Each lease can be renewed for an additional 30-year term. Mount Snow also has the option to purchase the leased property and a right of first refusal in the event the lessor receives an offer for the leased properties.

    Attitash Bear Peak uses approximately 281 acres of its skiable terrain pursuant to a special use permit issued by the United States Forest Service. The permit has a 40-year term expiring July 18, 2034 and is renewable subject to given conditions. In addition, Attitash Bear Peak leases a portion of its parking facilities under a lease expiring December 31, 2003. Attitash Bear Peak has the option to purchase this leased property at any time during the lease term.

    Killington leases approximately 2,500 acres from the State of Vermont. A substantial portion of that property constitutes skiable terrain. The initial lease was for a 10-year term which commenced in

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
1960 but contains nine 10-year renewal options. Killington exercised the renewal option in 1970, 1980, 1990 and 2000. Assuming continued exercise of the renewal options, the lease will ultimately expire in the year 2060. The lease is subject to a buy-out option retained by the State of Vermont, as landlord. At the conclusion of each 10-year term, or extended term, the State has the option to buy out the lease for an amount equal to Killington's adjusted capital outlay plus 10% of the gross receipts from the operation for the preceding three years. Adjusted capital outlay means total capital expenditures extending back to the date of origin of the lease depreciated at 1% per year, except that non-operable assets depreciate at 2% per year. This buy-out option will next become exercisable in the year 2010. Although American Skiing has not had confirmation from Vermont State officials, American Skiing has no reason to believe that the State intends to exercise the buy-out option at that time.

    The Sugarloaf resort leases the Sugarloaf Golf Course from the Town of Carrabassett Valley, Maine pursuant to a lease dated November 16, 2000. The lease term expires November 2023. Sugarloaf has an option to renew the lease for an additional 5-year term.

    The Canyons leases approximately 2,100 acres, including most of the base area and a substantial portion of its skiable terrain, under a lease from Wolf Mountain Resorts, LLC. The initial term of this lease is 50 years expiring
July 2047, with an option to extend for three additional terms of 50 years each. The lease provides an option to purchase those portions of the leased property that are intended for residential or commercial development, subject to those reconveyance rights set forth in the lease, at a cost of 5.5% of the full capitalized cost of the development in the case of property that American Skiing retains, or 11% of that cost in the case of property intended for resale. The Canyons also leases approximately 807 acres, which constitutes the area for a planned mid-mountain village and a substantial portion of its skiable terrain, from the State of Utah School and Institutional Trust Land Administration. American Skiing's lease term ends in 2078 and provides an option to purchase those portions of the mid-mountain village area that are intended for real estate development at a cost of 25% of their fair market value on an undeveloped basis. American Skiing's lease with Wolf Mountain Resorts also includes a sublease of some skiable terrain owned by the Osguthorpe family. American Skiing has established additional ski development rights under a direct agreement with the Osguthorpe family. The ski development rights for approximately 3,000 acres of skiable terrain that American Skiing has targeted for development are contained in a development agreement with Iron Mountain Associates, LLC, which agreement includes a lease of all skiable terrain for a term ending in 2002. The Canyons recently executed an amendment to this lease which provides that these ski development rights will be acquired in fee by The Canyons at the expiration of the lease.

    Heavenly uses approximately 1,543 acres of its skiable terrain located in California and Nevada under a special use permit issued by the United States Forest Service. The permit expires on August 5, 2029. Heavenly uses approximately 2,000 acres of additional skiable terrain in Nevada pursuant to a special use permit which expires on August 5, 2029.

    Steamboat uses approximately 3,486 acres, a substantial portion of which is skiable terrain, pursuant to a special use permit issued by the United States Forest Service which expires on August 31, 2029. Under Steamboat's existing master plan, an additional 958 acres of contiguous National Forest lands is expected to be added to the permitted area.

    The Forest Service can terminate most of the special use permits if it determines that termination is required in the public interest. However, to American Skiing's knowledge, no recreational Special Use Permit or Term Special Use Permit for any operational major ski resort has ever been terminated by the Forest Service over the opposition of the permit holder.

RESORT REVENUES

    American Skiing's resort revenues are derived from a wide variety of sources and include lift ticket sales, food and beverage sales, retail sales including ski rentals and repairs, skier development, lodging and property management, golf and other summer activities and miscellaneous other sources. Lift ticket

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
sales represent the single largest source of resort revenues and produced approximately 45% of total resort operations revenue for fiscal 2000. See "Management's Discussion and Analysis of Results of Operations of American Skiing" for a breakdown of the sources of American Skiing's resort revenues.

    LIFT TICKET SALES. American Skiing manages its lift ticket programs and products in order to increase its ticket yields. Lift tickets are sold to customers in packages together with accommodations in order to maximize occupancy. American Skiing offers a wide variety of incentive-based lift ticket programs designed to maximize skier visits during non-peak periods and to attract specific market segments. American Skiing manages its ticket yields during peak periods in order to maximize total lift ticket revenues.

    FOOD AND BEVERAGE. American Skiing owns and operates substantially all of the food and beverage facilities at its resorts, with the exception of the Sugarloaf resort, which is under a long-term concession contract with an unrelated third party. American Skiing's food and beverage strategy involves providing a wide variety of restaurants, bars, cafes, cafeterias and other food and beverage outlets at its resorts. By controlling the vast majority of its on-mountain and base area food and beverage facilities, American Skiing is able to capture a larger proportion of guest spending as well as ensure product and service quality. American Skiing currently owns and operates over 40 different food and beverage outlets.

    RETAIL SALES. American Skiing owns over 80 retail and ski rental shops operating in its resorts. The large number of retail locations that American Skiing operates allows it to improve margins through large quantity purchase agreements and sponsorship relationships. On-mountain shops sell ski equipment and accessories such as skis, snowboards, boots, goggles, sunglasses, hats, gloves and larger soft goods such as jackets and snowsuits. In addition, all sales locations offer American Skiing's own branded apparel which generally provides higher profit margins than other retail products. In the non-winter seasons, the shops sell mountain bikes, in-line skates, tennis equipment and warm weather apparel. In addition, American Skiing has expanded its retail operations through off-site retail facilities in high traffic areas, such as stores on the Killington Access Road and in downtown South Lake Tahoe.

    LODGING AND PROPERTY MANAGEMENT. American Skiing's lodging and property management departments manage its properties as well as properties owned by third parties. Currently, American Skiing's lodging departments manage approximately 2,300 lodging units at its resorts. The lodging departments perform a full complement of guest services, which include reservations, property management, housekeeping and brokerage operations. Most of American Skiing's resorts have a welcome center to which newly arriving guests are directed. The center allocates accommodations and provides guests with information on all of the resort's activities and services. American Skiing's property management operation seeks to maximize the synergies that exist between lodging and lift ticket promotions.

    SKIER DEVELOPMENT. American Skiing has been an industry leader in developing learn-to-ski programs. American Skiing's Guaranteed Learn to Ski Program was one of the first skier development programs to guaranty that a customer would learn to ski in one day. The success of this program led to the development of "Perfect Turn," which American Skiing believes was the first combined skier development and marketing program in the ski industry. Perfect Turn ski professionals receive specialized instruction in coaching, communication, skiing and are also trained to sell related products and cross-sell other resort goods and services and real estate. American Skiing operates a hard goods marketing program at each of its resorts designed to allow customers to test skis and snowboards with ski professionals, purchase their equipment from those professionals and receive ongoing product and technological support through Perfect Turn. American Skiing has also instituted a unique skier development program throughout its resort network that focuses on the marketing and sales of the entire mountain resort experience, rather than simply traditional learn-to-ski concepts.

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
RESORT OPERATING STRATEGY

    American Skiing believes that the following key operating strategies will allow it to increase revenues and profitability by capitalizing on its position as a leading mountain resort operator and real estate developer.

    CAPITALIZE ON RECENT FACILITIES EXPANSION AND UPGRADES. American Skiing has invested over $172.0 million expanding and upgrading its on-mountain facilities over the past three fiscal years. American Skiing has substantially re-tooled the physical plant at all of its resorts. As a result of this investment, American Skiing believes that it now offers the most modern on-mountain facilities available in each of its markets. Capitalizing on this investment is a primary focus of American Skiing's fiscal 2001 strategic plan.

    MULTI-RESORT NETWORK. American Skiing's network of resorts provides both geographic diversity and significant operating benefits. American Skiing believes its geographic diversity reduces the risks associated with unfavorable weather conditions, insulates it from economic slowdowns in any one particular region, increases the accessibility and visibility of its network of resorts to the overall North American skier population, and allows it to offer a wide range of mountain vacation alternatives.

    American Skiing believes that owning multiple resorts also provides it with the opportunity to:

    - Create the industry's largest cross-marketing program;

    - Achieve efficiencies and economies of scale when it purchase goods and services;

    - Strengthen its distribution network of travel agents and tour operators by offering a range of mountain resort alternatives, consistent service quality, convenient travel booking and incentive packages;

    - Establish performance benchmarks for operations across all of its resorts;

    - Utilize specialized individuals and cross-resort teams at the corporate level as resources for its entire business; and

    - Develop and implement consumer information and technology systems for application across all of its resorts.

    INCREASE REVENUES PER SKIER. American Skiing intends to increase its revenues per skier by managing its ticket yields and expanding its revenue sources at each resort. American Skiing intends to increase non-lift ticket revenue sources by increasing point-of-sale locations and sales volume through retail stores, food and beverage services, equipment rentals, skier development and lodging and property management. In addition, American Skiing believes that aggressive cross selling of products and programs, such as its frequent skier and multi-resort programs, to resort guests will increase its resort revenues and profitability. American Skiing believes that it can increase ticket yields by managing ticket discounts, closely aligning ticket programs to specific customer market segments, offering multi-resort ticket products and introducing a variety of programs that offer packages of tickets with lodging and other services available at its resorts.

    INNOVATIVE MARKETING PROGRAMS. American Skiing's marketing programs are designed to establish a nationally recognized high-quality name and image while promoting the unique characteristics of its individual resorts, capitalize on cross-selling opportunities, and enhance its customer loyalty. American Skiing has established joint marketing programs with major corporations such as Sprint, Mobil, Anheuser-Busch, ESPN, Quaker Oats, Pepsi/Mountain Dew, Rossignol, Motorola, Vermont Pure, Kodak, BMW and Green Mountain Coffee Roasters. American Skiing believes these joint marketing programs give it a high-quality image and strong market presence on both a regional and national basis.

    American Skiing believes that its new mEticket program is the first nation-wide program targeted at retaining skiers who ski three to twelve days each season, which American Skiing's research indicates represents the majority of the ski population. By giving guests an incentive to purchase their skiing for the year early in the ski season with the special values offered by mEticket, American Skiing believes that it can encourage guests to ski more often and do the majority of their skiing at its resorts.

    American Skiing utilizes a variety of marketing media, including direct mail, radio, television and the Internet. Television and radio marketing efforts include both strategic and tactical messaging. Strategic advertising promotes the sports and resorts themselves, while tactical messaging provides current information related to ski conditions as a means of promoting visits to our resorts. In addition, each resort uses local cable television networks to provide current information and cross-sell resort products and services. Internet marketing activities include individual resort websites which provide current snow conditions, special deals and online reservation booking, a real estate sales website promoting American Skiing's Grand Summit Hotels and Resort Villages, a dedicated site for mEticket, a site promoting summer vacation activities, on-line retail sales and a special site promoting learning to ski or snowboard. All sites are linked through American Skiing's (www.peaks.com) site. Guests are increasingly researching conditions and purchasing tickets and related resort products online. The mEticket program is specifically designed to be accessed online, advancing American Skiing's e-commerce strategy.

    EXPAND GOLF AND CONVENTION BUSINESS. American Skiing is one of the largest owners and operators of resort golf courses in New England. It strives to capitalize on this status to increase its off-season revenues. Sugarloaf, Killington, Mount Snow/Haystack and Sugarbush all operate championship resort golf courses. The Sugarloaf course, designed by Robert Trent Jones, Jr., has been rated as one of the top 25 upscale courses in the country according to a Golf Digest magazine survey. American Skiing also operates eight golf schools at locations along the East Coast from Florida to Maine. American Skiing's golf program and other recreational activities draw off-season visitors to its resorts and support its growing off-season convention business, as well as its real estate development operations.

SEASONALITY

    The ski industry is highly seasonal in nature. Historically, the majority of American Skiing's resort revenues are generated in its second and third fiscal quarters, of which a significant portion is produced in two weeks during the Christmas and the Presidents' Day vacation weeks. Adverse weather conditions during the key periods of American Skiing's ski season could adversely affect its operating results.

MOUNTAINSIDE REAL ESTATE DEVELOPMENT

    In addition to operating alpine resorts, American Skiing develops mountainside real estate which complements the expansion of its on-mountain operations. American Skiing's real estate revenues are derived from the sale and leasing of interests in real estate development projects that it has constructed at its resorts and the sale to third parties of developmental real estate at its resorts.

    American Skiing's real estate development strategy is centered on the creation of "resort villages" at its four largest resorts (The Canyons, Heavenly, Killington and Sunday River) and enhancement of the existing village at Steamboat. Development within these resort villages is focused on projects which American Skiing believes will generate the highest returns. Each resort village is expected to consist of quartershare hotels, whole and fractional ownership condominium hotels, townhouses and single family homes, and retail operations.

    GRAND SUMMIT HOTELS. The Grand Summit Hotel is a unique interval ownership product that American Skiing originated. Each hotel is a condominium consisting of fully furnished residential and commercial units with a voluminous atrium lobby, two or more restaurants, retail space, a grand ballroom, conference space, a health club with an outdoor heated pool and other recreational amenities. Residential units in the hotel are sold in quartershare interests, with each unit consisting of four 13-week ownership interests spread evenly throughout the year. The balance of the hotel, including restaurants, retail space and conference facilities, is typically retained by American Skiing and managed by the host resort. The initial sale of quartershare units typically generates a profit for the real estate segment, and American Skiing's resort segment derives a continuing revenue stream from operating the hotel's retail, restaurant and conference facilities and from renting quartershare interval interests when not in use by their owners.

    WHOLE OWNERSHIP CONDOMINIUM HOTELS. These hotels consist of fully furnished upscale condominium units operated on a traditional hotel format. The whole ownership structure satisfies this market segment's desire for traditional real estate but complements the traditional concept with both hotel-type amenities and easy access to rental income generated through the hotel rental management program. American Skiing retains ownership of the front desk and other common areas of the condo/ hotels with the expectation of operating these hotels over the long term. By integrating the condo/ hotels with its central reservation system, American Skiing is enhancing its revenue opportunities through vertically integrated resort operations, simplifying guest reservations, and the revenue splits associated with this type of product. The Sundial Lodge at The Canyons, as in most of the resort village condominium products, also creates retail space on the ground floor that supports a pedestrian village, housing 31,800 square feet of retail and commercial space. This space rests at the heart of the resort's retail center.

    TOWNHOUSES AND SINGLE FAMILY. There is a component of resort real estate purchasers that do not prefer core village areas, choosing instead to be located in an area which is convenient to the resort but removed from the center of activity. There is also logical reasoning for decreasing densities of development as one moves away from the core areas. Within each resort master plan are areas that can accommodate stacked town houses with a site density of about 20 to 30 units per acre, town houses ranging from 10 to 20 units per acre and single family homes structured as both small and large lot product.

    RETAIL. The master plans for each resort village core consist of approximately 1,200 units of accommodation supported by approximately 140,000 square feet of retail space. A strong component of the retail space is outdoor recreation-related retail. Each building within a village is expected to consist of at least one level of underground parking, will generally include ground floor retail and have three to five stories of residential units. In some cases, such as the Grand Summit Hotels at The Canyons and Steamboat, the buildings will be as high as nine stories and utilize steel and concrete construction. As buildings move to the village periphery, residential, parking and retail density are reduced.

    Local approvals for these resort village plans are at various stages of completion.

    - THE CANYONS: American Skiing secured specially planned area approval from the appropriate authorities for its master plan at The Canyons on November 15, 1999. Under this master plan approval, density for the residential units and commercial development for American Skiing's 15-year master plan at The Canyons has been approved. As it seeks to develop specific projects within the master plan at The Canyons, American Skiing will need local approval for specific site plans.

    - HEAVENLY: On October 28, 1999, American Skiing entered into an agreement with the City of South Lake Tahoe, California, pursuant to which it received all necessary local approvals for the development of its Grand Summit Hotel at Heavenly and an adjacent $30.0 million gondola. The agreement included approvals for an additional hotel site on a parcel of land adjacent to the planned Grand Summit Hotel. American Skiing sold the rights to develop this additional land to a subsidiary of Marriott International on October 17, 2000.

    - KILLINGTON: Aspects of the master plan for the Killington Resort Village were approved by local authorities in November 1999 and state authorities in July 2000. Killington received partial and conceptual approval for some of the ten criteria which are part of the State of Vermont land use review and approval process. Final approval of each of the criteria will be rendered upon submittal of actual construction plans for specific projects.

    - SUNDAY RIVER: The resort village master plan for Jordan Bowl is complete. Individual permits for projects are all that is required for development.

    - STEAMBOAT: The permitting process for elements of the Steamboat master plan is currently being pursued on a case-by-case basis in consultation with local authorities.

REAL ESTATE DEVELOPMENT PROGRAM

    While American Skiing's business plan contemplates the completion of projects at several of its resorts across the United States, there is a clear focus on The Canyons and, to a slightly lesser extent, Heavenly. The strength of the existing market in the Park City, Utah area, combined with the impact of the 2002 Winter Olympic Games, makes The Canyons a unique development opportunity. The Salt Lake City area has been one of the fastest growing regions in the United States over the last several years. The Park City area is growing even more rapidly, at twice the State average according to Utah authorities. This area is also hosting the 2002 Winter Olympic Games, which American Skiing believes dramatically compounds the effect of this rapid expansion on the real estate market. American Skiing believes that this combination provides a unique real estate development opportunity.

    American Skiing's five-year real estate business plan consists of developing up to 17 projects at its various resorts. American Skiing's model anticipates continuing sell-out and development of its eight existing projects. Seven projects (Grand Summit Hotels at Attitash, Jordan Bowl at Sunday River, Killington, Mount Snow, The Canyons and Steamboat and the Sundial Lodge at The Canyons) are fully constructed and operational. The eighth project, the final phase of the Locke Mountain Townhomes at Sunday River, is currently under construction. Two additional projects are expected to commence construction during American Skiing's current fiscal year: a Grand Summit Hotel at Heavenly and Phase 1 of the Whisper Ridge Townhomes at The Canyons. Both of these projects are dependent on achieving adequate pre-sales contracts, establishing completed designs, budgets and guaranteed maximum price construction contracts. In addition, adequate financing must be obtained for both projects before they commence.

ALPINE RESORT INDUSTRY

    There are approximately 750 ski areas in North America. In the United States, approximately 503 ski areas generated approximately 52.2 million skier visits during the 1999-00 ski season. Since 1985, the ski resort industry has undergone a period of consolidation and attrition, resulting in a significant decline in the total number of ski areas in North America. The number of ski resorts in the United States has declined from approximately 735 in 1983 to approximately 503 in 2000, although the number of skier visits has remained relatively flat. Despite the recent consolidation trend overall, ownership of the smaller regional ski resorts remains highly fragmented. American Skiing believes that technological advances and rising infrastructure costs are the primary reasons for the ski resort industry consolidation, and that further consolidation is likely as smaller regional resorts are acquired by larger resort operators with more sophisticated management capabilities and increased availability of capital. In addition, the ski resort industry is characterized by significant barriers to entry because the number of attractive sites is limited, the costs of resort development are high and environmental regulations impose significant restrictions on new development.

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
    The following chart shows a comparison of the industry-wide skier visits compared to American Skiing's skier visits in the U.S. regional ski markets during the 1999-00 ski season:

                       1990-00 TOTAL   PERCENTAGE OF   SKIER VISITS AT     COMPANY
                       SKIER VISITS*    TOTAL SKIER    COMPANY RESORTS     REGIONAL
GEOGRAPHIC REGION      (IN MILLIONS)      VISITS        (IN MILLIONS)    MARKET SHARE     COMPANY RESORTS
-----------------      -------------   -------------   ---------------   ------------   --------------------
Northeast............      12.0             23.0%            2.8             23.6%      Killington,
                                                                                        Sugarbush, Mount
                                                                                        Snow, Sunday River,
                                                                                        Sugarloaf, USA,
                                                                                        Attitash Bear Peak
Southeast............       5.2             10.0%             --               --
Midwest..............       6.4             12.3%                              --
Rocky Mountain.......      18.1             34.7%            1.3              7.0%      Steamboat, The
                                                                                        Canyons
Pacific West.........      10.5             20.0%            0.9              8.6%      Heavenly
                           ----            -----             ---             ----
U.S. Overall.........      52.2            100.0%            5.0              9.6%
                           ====            =====             ===             ====

------------------------

(*) Source: Kottke National End of Season Survey 1999/00 Final Report

    United States ski resorts range from small operations which cater primarily to day skiers from nearby population centers to larger resorts which attract both day skiers and destination resort guests. American Skiing believes that day skiers focus primarily on the quality of the skiing and travel time, while destination travelers are attracted to the total ski and riding experience, including the non-skiing amenities and activities available at the resort, as well as the perceived overall quality of the vacation experience. Destination guests generate significantly higher resort operating revenue per skier day than day skiers because of their additional spending on lodging, food and other retail items over a multiple-day period.

    Since 1985, the total number of skier visits in the United States has been relatively flat. However, according to the National Ski Area Association, the number of skier visits represented by snowboarders in the United States has increased from approximately 9.9 million in the 1996-97 ski season to approximately 13.8 million in the 1999-00 ski season, a compounded annual growth rate of approximately 11.8%. American Skiing believes that snowboarding will continue to be an important source of lift ticket, skier development, retail and rental revenue growth for it.

    American Skiing believes that it is well positioned to capitalize on various favorable trends and developments affecting the alpine resort industry in the United States. These trends and developments include:

    - The existence of 66.7 million members of the "baby boom" generation that are now approaching the 40 to 59 year age group where discretionary income, personal wealth and pursuit of leisure activities are maximized (this group is estimated to grow by 16.7% over the next 23 years);

    - The emergence of the "echo boom" generation (children of baby boomers) as a significant economic force which is just beginning to enter the prime entry age for skiing, snowboarding and other "on-snow" sports;

    - Advances in ski equipment technology, such as the development of parabolic skis which make skiing easier to learn and enjoy;

    - The continued growth of snowboarding as a significant and enduring segment of the industry which in turn increases youth participation in alpine sports; and

    - A greater focus on leisure and fitness in general.

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
    There can be no assurance, however, that these trends and developments will have a favorable impact on the ski industry.

COMPETITION

    The ski industry is highly competitive. American Skiing competes with mountain resort areas in the United States, Canada and Europe. American Skiing also competes with other recreation resorts, including warm weather resorts, for vacationers. In order to cover the high fixed costs of our ski operations, American Skiing needs to maintain each of its regional, national and international skier bases. Its prices are directly impacted by the number and variety of alternatives presented to skiers in these markets. American Skiing's most significant competitors are resorts that are well capitalized, well managed and have significant capital improvement and resort real estate development programs.

    American Skiing's resorts also face strong competition on a regional basis. With approximately three million skier visits generated by its northeastern resorts, competition in that region is an important consideration. American Skiing's northeastern markets are located in the major population centers in the northeast, particularly eastern Massachusetts, northern Connecticut, New York and northern New Jersey. For example, skier origin data collected at Sunday River indicates that approximately 43% of its weekend skiers reside in Massachusetts. Similar data collected at Killington and Mount Snow indicate that approximately 23% and 35%, respectively, of their weekend skiers reside in New York, with high concentrations from Massachusetts, Connecticut, New Jersey and Vermont. The Colorado, Utah and California/Nevada ski markets are also highly competitive.

EMPLOYEES AND LABOR RELATIONS

    American Skiing employs approximately 11,700 persons at peak season and approximately 1,600 persons full time. Less than 1% of American Skiing employees are unionized, all of which are seasonal ski patrol employees at The Canyons and Steamboat resorts. American Skiing believes that it enjoys good relations with its employees.

GOVERNMENT REGULATION

    American Skiing's resorts are subject to a wide variety of federal, state, regional and local laws and regulations relating to land use, environmental/health and safety, water resources, air and water emissions, sewage disposal, and the use, storage, discharge, emission and disposal of hazardous materials and hazardous and nonhazardous wastes, and other environmental matters. While American Skiing believes that its resorts are currently in material compliance with all land use and environmental laws, any failure to comply with these laws could result in costs to satisfy environmental compliance, remediation requirements or the imposition of severe penalties or restrictions on operations by government agencies or courts that could adversely affect its operations. Phase I environmental assessments have been completed on substantially all of the real estate that American Skiing owns or controls. The reports identified areas of potential environmental concern including the need to upgrade existing underground storage tanks at several facilities and the potential need to remediate petroleum releases. The reports did not, however, identify any environmental conditions or non-compliance at any of American Skiing's properties, the remediation or correction of which American Skiing feels would have a material adverse impact on its business, financial condition, results of operations or cash flows.

    American Skiing believes that it possesses all the permits, licenses and approvals from governmental authorities material to its operations as they currently exist. American Skiing has not received any notice of material non-compliance with permits, licenses or approvals necessary for the operation of any of its properties.

    American Skiing's resort and real estate capital programs require permits and approvals from federal, state, regional and local authorities. American Skiing's operations are heavily dependent upon its continued ability, under applicable laws, regulations, policies, permits, licenses or contractual arrangements, to have access to adequate supplies of water with which to make snow and service the other needs of its facilities, and otherwise to conduct its operations. There can be no assurance that new applications of existing laws, regulations and policies, or changes in these laws, regulations and policies will not occur in a manner that would have a material adverse effect on American Skiing's business, or that important permits, licenses or agreements will not be canceled, not renewed, or renewed on terms no less favorable to it. Major expansions of any one or more resorts could require the filing of an environmental impact statement under environmental laws and applicable regulations if it is determined that the expansion has a significant impact upon the environment and could require numerous other federal, state and local approvals. Although American Skiing has consistently been successful in implementing its capital expansion plans, no assurance can be given that necessary permits and approvals will be obtained.

SYSTEMS AND TECHNOLOGY

    INFORMATION SYSTEMS. American Skiing's information systems are designed to improve the ski experience by developing more efficient guest service products and programs. American Skiing is pursuing implementation of a comprehensive system and technology plan which will include an integrated customer database tracking guest preference information and product purchasing patterns, an extensive data communications network linking most point-of-sale locations through a central database, a central reservations system for use in the resort's rental management business and a skier development reservation and instructor scheduling system that will simplify the booking process and allow for the best possible use of American Skiing's instructors.

    SNOWMAKING SYSTEMS AND TECHNOLOGY. American Skiing believes that it operates the largest consolidated snowmaking operation in existence, with approximately 3,900 acres of snowmaking coverage. American Skiing's proprietary snowmaking software program allows it to produce what it believes is the highest quality man-made snow in the industry. American Skiing refers to this ideal quality product as "Retail Snow," a high quality, durable skiing surface with top to bottom consistency. All of American Skiing's snowmaking systems are operated through computer-based control using industrial automation software and a variety of state of the art hardware and instrumentation. American Skiing uses efficient ground based, tower based and fully automated snowgun nozzle technology and have developed software for determining the optimal snowmaking nozzle setting at multiple locations on any particular mountain. This system monitors the weather conditions and system capacities and determines the proper operating water pressure for each nozzle, eliminating guesswork and ensuring that ideal snow quality is provided. All of American Skiing's snowmaking systems are networked to allow the viewing of information from multiple locations within its resort network. Another unique feature of American Skiing's system is the current display of trail status, lift status, weather conditions and other various on-mountain information at locations throughout each resort. Much of this information is available on the Internet at American Skiing's various web sites.

LEGAL PROCEEDINGS

    American Skiing currently and from time to time is involved in litigation arising in the ordinary course of its business. American Skiing does not believe that it is involved in any litigation that will, individually or in the aggregate, have a material adverse effect on its financial condition or results of operations or cash flows.

    Each of American Skiing subsidiaries which operate resorts has claims pending and is regularly subject to personal injury claims related principally to skiing activities at such resort. Each of American Skiing operating companies maintains liability insurance that American Skiing considers adequate in order to insure against claims related to the usual and customary risks associated with the operation of a ski resort. American Skiing operates a captive insurance company authorized under the laws of the

State of Vermont, which, until early fiscal 1999, provided liability and workers' compensation coverage for its Vermont resorts. American Skiing does not currently use this insurance subsidiary to provide liability and workers' compensation insurance coverage, but it is still responsible for future claims arising from insurable events which may have occurred while it provided this coverage. The insurance subsidiary maintains cash reserves in amounts recommended by an independent actuarial firm and which American Skiing believes to be adequate to cover any such claims.

    The Killington resort has been identified by the U.S. Environmental Protection Agency as a potentially responsible party at two sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. Killington has entered into a settlement agreement with the Environmental Protection Agency at one of the sites, the Solvents Recovery Service of New England Superfund site in Southington, Connecticut. Killington rejected an offer to enter into a de minimis settlement with the Environmental Protection Agency for the other site, the PSC Resources Superfund site in Palmer, Massachusetts, because it disputes its designation as a potentially responsible party. In addition, the Heavenly resort was designated as a potentially responsible party at a Superfund site in Patterson, CA. American Skiing entered into a cash-out settlement agreement which has been accepted by the Environmental Protection Agency and funded as part of an overall settlement of the site. American Skiing believes that its liability for these Superfund sites, individually and in the aggregate, will not have a material adverse effect on its business or financial condition or results of operations or cash flows.

                      DESCRIPTION OF ASC MERGER SUB, INC.

    ASC Merger Sub, Inc. is a wholly-owned subsidiary of American Skiing organized under the laws of the State of Delaware. It was incorporated on November 17, 2000 solely for use in the merger and is engaged in no other business. It has no material assets or operations. Its executive offices are located at Sunday River Access Road, Bethel, Maine 04217.

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
          SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MERISTAR


                                                    THREE MONTHS     NINE MONTHS
                                                       ENDED            ENDED            YEAR ENDED DECEMBER 31,
                                                   SEPTEMBER 30,    SEPTEMBER 30,    --------------------------------
                                                        2000             2000           1999        1998       1997
                                                   --------------   --------------   ----------   --------   --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS:
Revenues:
  Rooms..........................................     $231,497        $  721,045     $  894,983   $395,633   $  9,880
  Food, beverage and other.......................       89,211           293,384        387,091    152,276      1,871
  Corporate housing..............................       29,369            38,761             --         --         --
  Management and other fees......................        6,287            16,358         10,040     14,528     12,088
                                                      --------        ----------     ----------   --------   --------
    Total revenues...............................      356,364         1,069,548      1,292,114    562,437     23,839
                                                      --------        ----------     ----------   --------   --------
OPERATING EXPENSES:
Departmental expenses:
  Rooms..........................................       55,956           166,824        213,107     95,627      2,533
  Food, beverage and other.......................       64,144           202,340        273,345    107,860      1,170
  Corporate housing..............................       18,744            24,781             --         --         --
Undistributed operating expenses:
  Administrative and general.....................       58,270           173,894        183,279     84,881     10,473
  Participating lease expense....................      106,792           320,104        404,086    186,601      4,135
  Property operating costs.......................       48,678           145,427        195,033     76,300      1,917
  Depreciation and amortization..................        2,778             6,540          6,014      3,372        636
                                                      --------        ----------     ----------   --------   --------
    Total operating expenses.....................      355,362         1,039,910      1,274,864    554,641     20,864
                                                      --------        ----------     ----------   --------   --------
Net operating income.............................        1,002            29,638         17,250      7,796      2,975
Interest expense, net............................        1,986             4,530          4,692      2,017         56
Equity in earnings of affiliates.................           --                --            (31)    (1,337)        46
Minority interests...............................          (31)            2,108          1,916        155        103
Income taxes(A)..................................          (52)            8,971          3,926        337         --
                                                      --------        ----------     ----------   --------   --------
    Net income...................................     $   (901)       $   14,029     $    6,685   $  3,950   $  2,862
                                                      ========        ==========     ==========   ========   ========
Basic earnings per share(B)......................     $  (0.03)       $     0.42     $     0.24   $   0.02         --
Diluted earnings per share(B)....................     $  (0.03)       $     0.41     $     0.24   $   0.02         --
Number of shares of common stock issued and
  outstanding(C).................................       35,894            35,894         29,625     25,437         --
OTHER FINANCIAL DATA:
EBITDA(D)........................................     $  3,780        $   36,178     $   23,264   $ 11,168   $  3,611
Net cash (used in) provided by operating
  activities.....................................       (2,357)            9,822         27,528     10,125     11,167
Net cash used in investing activities............       (5,144)          (29,759)       (32,857)  (102,105)    (6,501)
Net cash provided by (used in) financing
  activities.....................................        9,860            28,099         (4,100)    76,113      4,208
BALANCE SHEET DATA:
Total assets.....................................     $374,799        $  374,799     $  258,144   $247,529   $ 84,419
Debt.............................................       95,264            95,264         57,762     67,812        981


--------------------------

(A) No provision for federal income taxes was included prior to August 3, 1998 because MeriStar's predecessor entities were partnerships and all federal income tax liabilities were passed through to the individual partners.

(B) Basic and diluted earnings per share for the year ended December 31, 1998 is based on earnings for the period from August 3, 1998, the date of the spin-off of MeriStar from CapStar Hotel Company, through December 31, 1998.

(C) As of December 31 for the periods presented.

(D) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful measure of operating performance because (i) it is industry practice to evaluate hotel properties based on operating income before interest, depreciation and amortization and minority interests of common and preferred OP Unit holders, which is generally equivalent to EBITDA and (ii) EBITDA is unaffected by the debt and equity structure of the entity. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs, should not be considered as an alternative to net income under GAAP for purposes of evaluating MeriStar's results of operations and may not be comparable to other similarly titled measures used by other companies.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF MERISTAR

GENERAL

    MeriStar leases, manages and operates a portfolio of hospitality properties and provides related services in the hotel, corporate housing, golf and vacation membership markets. The MeriStar portfolio is diversified by franchise and brand affiliations. MeriStar's subsidiary, MeriStar H&R Operating Company, L.P., conducts all of its operations. MeriStar is the sole general partner of MeriStar H&R and controls its operations.

    On August 3, 1998, American General Hospitality Corporation and CapStar Hotel Company merged together to form MeriStar Hospitality Corporation, a real estate investment trust. As part of that merger, CapStar formed MeriStar to become the lessee, manager and operator of substantially all of the hotels owned or leased by American General and CapStar before the merger. At the time of the merger, CapStar distributed all of the shares of MeriStar common stock to its stockholders and MeriStar became a separate, publicly traded company.

    MeriStar manages all of the hotels CapStar leased and/or managed for third-party owners before the merger. Immediately after the merger, MeriStar acquired all of the partnership interests in AGH Leasing, L.P., the third-party lessee that leased most of the hotels American General owned. MeriStar also acquired substantially all of the assets and some liabilities of American General Hospitality, Inc., the third-party manager that managed most of the hotels American General owned.

    As of September 30, 2000, MeriStar leased or managed 213 hotels with 46,511 rooms in 33 states, the District of Columbia, Canada, Puerto Rico and the U.S. Virgin Islands. MeriStar also manages or is otherwise affiliated with 11 golf courses. Golf course management operations and vacation membership operations are not material to any period presented.

    On May 31, 2000, MeriStar completed the acquisition of BridgeStreet Accommodations, Inc. for $1.50 in cash and 0.5 shares of MeriStar common stock for each share of BridgeStreet common stock outstanding. In addition, MeriStar repaid $12.0 million of BridgeStreet's outstanding debt as part of the acquisition. BridgeStreet provides corporate housing services in the United States, Canada and the United Kingdom. The total purchase price of the acquisition was approximately $44.9 million. As of September 30, 2000, BridgeStreet had approximately 3,600 apartments under lease in the United States, Canada, and the United Kingdom. MeriStar's financial statements include the operating results of BridgeStreet since May 31, 2000.

    In December 1999, amendments to the Internal Revenue Code were enacted that permit real estate investment trusts to create a taxable subsidiary on or after January 1, 2001, which will be subject to taxation similar to a subchapter C corporation and which can perform some activities not permissible for the real estate investment trust. As a result of this legislation, MeriStar agreed to convert all 106 leases with MeriStar Hospitality to management contracts with taxable subsidiaries of MeriStar Hospitality that became the lessees of the properties previously leased by MeriStar effective January 1, 2001. MeriStar has structured the management agreements to mirror the economics and terms of the prior leases. The conversion did not result in the exchange of any cash consideration between the parties. Under the management agreements, the annual base management fee is 2.5 percent of total hotel revenue with increases up to an additional 1.5 percent of total hotel revenue based in part on MeriStar's achievement of given operating thresholds. MeriStar is also in discussions with its other primary lessor, Winston Hotels, Inc., regarding the conversion of MeriStar's 47 leases with Winston to management contracts. MeriStar has not yet reached an agreement with Winston regarding conversion of these leases.

FINANCIAL CONDITION

ASSETS

    Total assets increased by $116.7 million to $374.8 million at September 30, 2000 from $258.1 million at December 31, 1999 primarily due to the following:

    - Investments in and advances to affiliates increased by $8.0 million due to our investment in MIP Lessee, L.P. and other hotel ventures;

    - Accounts receivable increased $29.3 million primarily due to an increase of $50.1 million in revenues in the third quarter of 2000 compared to the fourth quarter of 1999 and the addition of $5.4 million of BridgeStreet's accounts receivable;

    - Cash and cash equivalents increased $8.3 million resulting from net operating activity and additional net borrowings on MeriStar's credit facility;

    - Prepaid expenses increased $18.3 million due to:

       - the addition of $6.9 million of BridgeStreet prepaid expenses, and

       - the establishment of a $9.9 million prepaid lease expense under Emerging Issues Task Force Issue No. 98-9. This prepaid balance only exists in interim periods;

    - Furniture, fixtures, and equipment increased $12.7 million during the nine months ended September 30, 2000, primarily due to the acquisition of BridgeStreet and the acquisition of computer equipment and software. As of September 30, 2000 BridgeStreet had $7.2 million of furniture, fixtures, and equipment; and

    - Intangible assets increased $36.5 million primarily due to the acquisition of BridgeStreet.

    MeriStar's assets include a substantial amount of intangible assets, primarily related to its acquisitions of hotel management companies and BridgeStreet. MeriStar evaluates the carrying values of its long-lived intangible assets periodically in relation to its operating performance and expected future undiscounted cash flows of the underlying assets. Through September 30, 2000, MeriStar's evaluations have not indicated a need to adjust the carrying value of its intangible assets. Over the past two years, however, the lodging industry has experienced the negative effects of the supply of new rooms in some segments and geographic regions exceeding demand. As a result, MeriStar will continue to regularly evaluate the recoverability of its intangible assets.

LIABILITIES

    MeriStar's total liabilities increased by $85.0 million to $264.2 million at September 30, 2000 from $179.2 million at December 31, 1999 primarily due to the following:

    - Accounts payable, accrued expenses and other liabilities increased $28.3 million due to:


       - Higher operating expenses before participating lease expense for the third quarter 2000 as compared to the fourth quarter 1999 and


       - The addition of $10.5 million of BridgeStreet's accounts payable, accrued expenses and other liabilities;

    - Liabilities due to affiliates increased $9.1 million primarily due to the participating rent payable balance at September 30, 2000 being higher than at December 31, 1999; and

    - Long-term debt increased $37.4 million due to borrowings under MeriStar's credit facility to fund short term liquidity requirements and the acquisition of BridgeStreet.

STOCKHOLDERS' EQUITY

    Stockholders' equity increased $31.1 million primarily due to:

    - The issuance of 4,072,099 shares of MeriStar common stock to BridgeStreet's stockholders;

    - The sale of 1,818,182 shares of MeriStar common stock to MeriStar's joint venture partner in MIP Lessee, L.P.; and

    - Net income of $14.0 million through September 2000.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THREE MONTHS ENDED
  SEPTEMBER 30, 1999

REVENUES

    Total revenue increased $41.6 million or 13.2% to $356.4 million in the three months ended September 30, 2000 compared to $314.8 million in the three months ended September 30, 1999. The increase in revenue is primarily the result of the acquisition of BridgeStreet, an increase in third-party management fees, and a 5.2% improvement in revenue per available room from MeriStar's leased hotels. The improvement in revenue per available room was primarily the result of a 6.7% increase in the average daily rate. The following table provides MeriStar's operating statistics for MeriStar's leased hotels on a same-store basis for the quarter:

                                                        2000       1999      CHANGE
                                                      --------   --------   --------
Revenue per available room..........................   $72.69     $69.09       5.2%
Average daily rate..................................   $99.09     $92.85       6.7%
Occupancy...........................................    73.4%      74.4%      (1.3)%

OPERATING EXPENSES

    Operating expenses increased $44.4 million or 14.3% to $355.4 million in the three months ended September 30, 2000 compared to $311.0 million in the three months ended September 30, 1999. This increase reflects:

    - The acquisition of BridgeStreet;

    - Increased participating lease expense resulting from the increase in revenue at MeriStar's leased hotels; and

    - Increased administrative and general expenses due mainly to higher insurance costs and labor costs.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

    Earnings before interest, taxes, depreciation and amortization, or EBITDA, decreased to $3.8 million in the three months ended September 30, 2000 compared to $5.2 million in the three months ended September 30, 1999. The decrease in EBITDA is primarily due to:

    - A $4.9 million decrease in hotel operations' EBITDA resulting from increased costs. These include higher lease expenses, energy costs, insurance costs, frequent traveler program costs, and labor costs; and

    - The acquisition of BridgeStreet resulted in $3.1 million of EBITDA.

    Minority interest decreased by $0.3 million primarily due to lower operating income as compared to 1999. Taxes decreased by $1.0 million due to lower operating income as compared to 1999.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1999

REVENUES

    Total revenue increased $83.7 million or 8.5% to $1,069.5 million in the nine months ended September 30, 2000 compared to $985.8 million in the nine months ended September 30, 1999. The increase in revenue is primarily the result of an increase in the number of third party managed hotels, the acquisition of BridgeStreet, and a 4.9% improvement in revenue per available room from MeriStar's leased hotels. The improvement in revenue per available room was primarily the result of a 5.6% increase in the average daily rate. The following table provides MeriStar's operating statistics for its leased hotels on a same-store basis:

                                                                2000       1999      CHANGE
                                                              --------   --------   --------
Revenue per available room..................................  $ 75.66     $72.14       4.9%
Average daily rate..........................................  $102.99     $97.49       5.6%
Occupancy...................................................     73.5%      74.0%     (0.7)%

OPERATING EXPENSES

    Operating expenses increased $76.0 million or 7.9% to $1,039.9 million in the nine months ended September 30, 2000 compared to $963.9 million in the nine months ended September 30, 1999. The increase reflects:

    - The acquisition of BridgeStreet;

    - The increased departmental operating costs and participating lease expense of our leased hotels associated with the increase in revenue; and

    - Increased administrative and general expenses due to higher insurance costs and labor costs.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

    EBITDA increased to $36.2 million in the nine months ended September 30, 2000 compared to $26.4 million in the nine months ended September 30, 1999. The increase in EBITDA is primarily due to:

    - a $6.2 million increase in hotel operations; and

    - $3.9 million from BridgeStreet's operations.

    Minority interest decreased by $0.6 million primarily due to the conversion of operating partnership units. Taxes increased by $3.2 million due to higher operating income as compared to 1999.

    Emerging Issues Task Force Issue No. 98-9, "Accounting for Contingent Rent in Interim Financial Periods," requires a lessee to recognize contingent rental expense for interim periods prior to the achievement of the specified target that triggers the contingent rental expense, if the achievement of that target by the end of the fiscal year is considered probable. This accounting pronouncement relates only to MeriStar's recognition of lease expense in interim periods for financial reporting purposes; it has no effect on the timing of rent payments under our leases or our annual lease expense calculations. MeriStar made cash lease payments in excess of the expense it was required to recognize under EITF No. 98-9 during the interim periods ended September 30, 2000 and 1999. As of September 30, 2000 and 1999, this resulted in prepaid expense balances of $9,910 and $6,345, respectively, which are included on MeriStar's condensed consolidated balance sheets included elsewhere in this document.

The effect on MeriStar's financial statements is as follows (in thousands, except for per share amounts):

                                                               THREE MONTHS ENDED SEPTEMBER 30, 2000
                                              ------------------------------------------------------------------------
                                              PRIOR TO EFFECT OF EITF                             AFTER EFFECT OF EITF
                                                     NO. 98-9           EFFECT OF EITF NO. 98-9         NO. 98-9
                                              -----------------------   -----------------------   --------------------
Net operating income........................          $ 1,218                   $ (216)                 $ 1,002
Interest expense, net.......................           (1,986)                      --                   (1,986)
Minority interest...........................               57                      (26)                      31
Income taxes................................              291                     (239)                      52
                                                      -------                   ------                  -------
Net income..................................          $  (420)                  $ (481)                 $  (901)
                                                      =======                   ======                  =======
Diluted earnings per share..................          $ (0.01)                                          $ (0.03)
                                                      =======                                           =======


                                                               THREE MONTHS ENDED SEPTEMBER 30, 1999
                                              ------------------------------------------------------------------------
                                              PRIOR TO EFFECT OF EITF                             AFTER EFFECT OF EITF
                                                     NO. 98-9           EFFECT OF EITF NO. 98-9         NO. 98-9
                                              -----------------------   -----------------------   --------------------
Net operating income........................          $   306                   $ 3,445                 $ 3,751
Interest expense, net.......................           (1,037)                       --                  (1,037)
Minority interest...........................              205                      (455)                   (250)
Income taxes................................              195                    (1,106)                   (911)
                                                      -------                   -------                 -------
Net income..................................          $  (331)                  $ 1,884                 $ 1,553
                                                      =======                   =======                 =======
Diluted earnings per share..................          $ (0.01)                                          $  0.05
                                                      =======                                           =======


                                                                NINE MONTHS ENDED SEPTEMBER 30, 2000
                                              ------------------------------------------------------------------------
                                              PRIOR TO EFFECT OF EITF                             AFTER EFFECT OF EITF
                                                     NO. 98-9           EFFECT OF EITF NO. 98-9         NO. 98-9
                                              -----------------------   -----------------------   --------------------
Net operating income........................          $19,728                   $ 9,910                 $29,638
Interest expense, net.......................           (4,530)                       --                  (4,530)
Minority interest...........................           (1,266)                     (842)                 (2,108)
Income taxes................................           (5,236)                   (3,735)                 (8,971)
                                                      -------                   -------                 -------
Net income..................................          $ 8,696                   $ 5,333                 $14,029
                                                      =======                   =======                 =======
Diluted earnings per share..................          $  0.26                                           $  0.41
                                                      =======                                           =======

                                                                NINE MONTHS ENDED SEPTEMBER 30, 1999
                                              ------------------------------------------------------------------------
                                              PRIOR TO EFFECT OF EITF                             AFTER EFFECT OF EITF
                                                     NO. 98-9           EFFECT OF EITF NO. 98-9         NO. 98-9
                                              -----------------------   -----------------------   --------------------
Net operating income........................          $15,602                   $ 6,345                 $21,947
Interest expense, net.......................           (3,543)                       --                  (3,543)
Minority interest...........................           (1,864)                     (830)                 (2,694)
Income taxes................................           (3,772)                   (2,040)                 (5,812)
                                                      -------                   -------                 -------
Net income..................................          $ 6,423                   $ 3,475                 $ 9,898
                                                      =======                   =======                 =======
Diluted earnings per share..................          $  0.23                                           $  0.36
                                                      =======                                           =======

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

    Total revenue increased $729.7 or 129.7% to $1,292.1 million in 1999 compared to $562.4 million in 1998. The increase in revenue is primarily the result of an increase in the number of hotels leased. During the period
January 1, 1998 through August 3, 1998, revenue represents CapStar's management and leasing operations. From August 3, 1998 through December 31, 1998 and for all of 1999, revenue also includes the management and leasing operations of AGH Leasing and American General Hospitality, Inc. As a result, the 1998 revenue was derived from a smaller number of hotels being leased and managed throughout the year. In addition, the significant increase in revenues from MeriStar's resort properties is due to the acquisition of South Seas Resorts. MeriStar acquired this portfolio of resort properties during the fourth quarter of 1998. Therefore, there are only three months of revenue included in 1998 and a full
12 months of revenue included in 1999 from these properties.

    The revenues from MeriStar's three operating segments are as follows:

                                                               REVENUES
                                                    ------------------------------
                                                     HOTELS      INNS     RESORTS
                                                    --------   --------   --------
Year ended December 31, 1999......................  $830,828   $172,295   $273,113
For the period August 3, 1998 through December 31,
  1998............................................  $322,720   $ 72,267   $ 73,878

    The segment information for 1998 only includes five months of operations, from August 3, 1998 (the date of the spin-off) through December 31, 1998. Since there is a full year of operations for 1999, the 1998 segment information is not comparable.

OPERATING EXPENSES

    Operating expenses increased $720.3 million or 129.9% to $1,274.9 million in 1999 compared to $554.6 million in 1998. The increase reflects the increase in the number of leased and managed hotels. This 129.9% increase is consistent with the increase in revenues.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

    EBITDA increased 108.0% to $23.3 million in 1999 compared to $11.2 million in 1998. The increase in EBITDA is due to the change in the number of hotels operated and managed by MeriStar in 1999 compared to 1998.

    EBITDA for MeriStar's three operating segments is as follows:

                                                                     EBITDA
                                                         ------------------------------
                                                          HOTELS      INNS     RESORTS
                                                         --------   --------   --------
Year ended December 31, 1999...........................  $17,047     $6,164     $6,886
For the period August 3, 1998 through December 31,
1998...................................................  $ 4,710     $  172     $ (882)

    The segment information for EBITDA for 1999 includes a full year of operations. The 1998 information only includes five months of operations, from August 3, 1998, the date of MeriStar's spin-off from CapStar Hotel Company, through December 31, 1998. Therefore, the 1998 segment information for EBITDA is not comparable.

    Minority interest and taxes increased by $1.8 million and $3.6 million, respectively, due to higher operating income as compared to 1998.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

REVENUES

    Total revenue increased to $562.4 million in 1998 compared to $23.8 million in 1997. The increase in revenues is primarily a result of the increase in the number of hotels leased and managed as described above.

OPERATING EXPENSES

    Operating expenses increased $533.7 million to $554.6 million in 1998 compared to $20.9 million in 1997. The increase reflects the increase in the number of leased and managed hotels. This increase resulted in additional personnel and other administrative costs in 1998.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

    EBITDA increased $7.6 million to $11.2 million in 1998 compared to $3.6 million in 1997. The increase in EBITDA is due to the change in the number of hotels leased and managed in 1998 compared to 1997.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF CASH

    MeriStar's continuing operations are funded through cash generated from hotel management and leasing operations, and corporate housing operations. MeriStar finances business acquisitions and investments in affiliates through a combination of internally generated cash, external borrowings and the issuance of partnership interests and/or common stock. MeriStar generated $9.8 million of cash from operations during the first nine months of 2000.

    MeriStar generated $28.1 million of cash from financing activities during the first nine months of 2000 primarily from the following:

    - MeriStar had net borrowings of $37.4 million on its credit facilities;

    - MeriStar repaid $12.0 million of the BridgeStreet debt as part of its acquisition of BridgeStreet; and

    - MeriStar received $5.5 million from the issuances of its common stock.

    Under the terms of the participating lease agreements with its lessors and management agreements with MeriStar Hospitality, MeriStar's lessors will generally be required to fund significant capital expenditures at the hotels it leases.

USES OF CASH

    MeriStar used $29.8 million of cash in investing activities during the first nine months of 2000 primarily for the following:

    - MeriStar purchased $7.1 million of fixed assets;

    - MeriStar invested $8.0 million in hotel partnerships; and

    - MeriStar paid $12.2 million in cash to BridgeStreet stockholders in connection with the acquisition.

REVOLVING CREDIT FACILITIES

    On August 3, 1998, MeriStar entered into a three-year, $75.0 million revolving credit facility with MeriStar Hospitality. This loan contains covenants regarding financial ratios, reporting requirements and other customary restrictions. The interest rate on this loan is based on the 30-day London Interbank Offered Rate plus 350 basis points.

    On February 29, 2000, MeriStar entered into a $100.0 million senior secured credit facility among a syndicate of banks. The credit facility bears interest at the 30-day London InterBank Offered Rate plus 350 basis points and expires in February 2002 with an optional one-year extension. MeriStar borrowed
$65 million to repay the borrowings outstanding under its revolving credit agreement with MeriStar Hospitality. As of September 30, 2000, MeriStar had
$5.0 million of unused capacity under the senior secured revolving credit facility.

    Upon execution of this new credit facility, the facility with MeriStar Hospitality was amended to reduce the maximum borrowing limit from $75 million to $50 million.

SUMMARY

    MeriStar believes cash generated by its operations, together with anticipated borrowing capacity under its credit facilities, will be sufficient to fund its requirements for working capital, capital expenditures, and debt service. MeriStar expects to continue to seek acquisitions of hotel, resort and golf management businesses and management contracts. In addition, MeriStar expects to expand its corporate housing business by entering new markets. MeriStar also expects to expand its business into vacation ownership management. MeriStar expects to finance future acquisitions through a combination of additional borrowings under its credit facilities and the issuance of partnership interests and/or its common stock. MeriStar believes these sources of capital will be sufficient to provide for its long-term capital needs.

SEASONALITY

    Demand in the lodging industry is affected by recurring seasonal patterns. For non-resort properties, demand is lower in the winter months due to decreased travel and higher in the spring and summer months during peak travel season. For resort properties, demand is generally higher in winter and early spring. Since the majority of MeriStar's hotels are non-resort properties, its operations generally reflect non-resort seasonality patterns. Excluding the effect of Emerging Issues Task Force Issue No. 98-9, "Accounting for Contingent Rent in Interim Financial Periods", MeriStar has lower revenue, operating income and cash flow in the first and fourth quarters and higher revenue, operating income and cash flow in the second and third quarters.

    Corporate housing activity peaks in the summer months and declines during the fourth quarter and the first part of the first quarter. MeriStar expects to have lower revenue, operating income and cash flow from corporate housing in the first and fourth quarters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    MeriStar is exposed to market risk from changes in interest rates on its credit facilities that impacts the fair value of these obligations. MeriStar's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs.

    In April 2000, MeriStar entered into a $40 million periodic rate collar agreement with a financial institution in order to hedge against the impact future interest rate fluctuations may have on MeriStar's floating rate debt. The rate collar agreement establishes the London Interbank Offered Rate at a floor rate of 6.05% and a ceiling rate of 8.5%. During the three and nine months ended September 30, 2000, MeriStar made no payments related to this instrument.

    MeriStar's long-term debt of $95.0 million at September 30, 2000 matures in February 2002 with an optional one-year extension. Interest on the debt is variable, based on the 30-day London Interbank Offered Rate plus 350 basis points. The interest rate was 10.1% at September 30, 2000. MeriStar has determined that the fair value of the debt approximates its carrying value.

    Although MeriStar conducts business in Canada and the United Kingdom, these foreign operations were not material to its consolidated financial position, results of operations or cash flows as of and for the three and nine months ended September 30, 2000. Additionally, foreign currency transaction gains and losses were not material to MeriStar's results of operations for the three and nine months ended September 30, 2000. Accordingly, MeriStar was not subject to material foreign currency exchange rate risk from the effects that exchange rate movements of foreign currencies would have on its future costs or on future cash flows it would receive from its foreign subsidiaries. To date, MeriStar has not entered into any significant foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

                              BUSINESS OF MERISTAR

    MeriStar leases, manages and operates a portfolio of hospitality properties and provides related services in the hotel, corporate housing, golf, and vacation membership markets. MeriStar is the largest independent hotel management company in the United States, based on rooms under management. As of September 30, 2000, MeriStar leased or managed 213 hotels containing 46,511 rooms.

    MeriStar's hotels are located throughout the United States and Canada including most major metropolitan areas and rapidly growing secondary cities. Many of the hotels are operated under nationally recognized brand names such as Hilton-Registered Trademark-, Sheraton-Registered Trademark-,
Westin-Registered Trademark-, Radisson-Registered Trademark-, Marriott-Registered Trademark-, Doubletree-Registered Trademark-, Embassy Suites-Registered Trademark-, and Holiday Inn-Registered Trademark-. MeriStar's business strategy is to manage the renovation, repositioning and operations of each hotel according to a business plan specifically tailored to the characteristics of the hotel and its market.

    On May 31, 2000, MeriStar completed the acquisition of BridgeStreet Accommodations, Inc., a provider of corporate housing services in metropolitan markets located in the United States, Canada and the United Kingdom. As of September 30, 2000, MeriStar's corporate housing division, which continues to be operated under the BridgeStreet name, had approximately 3,600 apartments under lease.

    MeriStar expects to capitalize on its hospitality management experience as it continues to expand into related sectors of the hospitality industry, such as managing resorts, conference centers, golf courses and time-share properties.

                               BUSINESS SEGMENTS

    MeriStar operates primarily within four significant segments of the hospitality industry:

    - Hotel operations;

    - Corporate housing;

    - Golf management; and

    - Vacation ownership.

    Each division is managed separately because of its distinctive products and services. Hotel operations and corporate housing are reportable operating segments. In 1999, MeriStar was organized into three different operating segments: Upscale, full-service hotels; premium limited-service hotels and inns; and resort properties. In 2000, MeriStar reorganized its operations into the current operating divisions. Accordingly, MeriStar reclassified the segment information for 1999 presented in its quarterly reports on Form 10-Q during 2000. MeriStar evaluates the performance of each division based on earnings before interest, taxes, depreciation, and amortization. The golf management and vacation ownership segments were not reportable segments in fiscal 1999 or 2000.

    The following table summarizes the segment disclosures for hotel operations and corporate housing for the three months ended September 30:

                                                                      CORPORATE
                                            HOTEL OPERATIONS           HOUSING
                                           -------------------   -------------------
                                             2000       1999       2000       1999
                                           --------   --------   --------   --------
Revenue..................................  $325,766   $314,344   $29,369          --
EBITDA...................................  $    713   $  5,656   $ 3,114          --

    The following are the segment disclosures for hotel operations and corporate housing as of and for the nine months ended September 30:

                                                                       CORPORATE
                                            HOTEL OPERATIONS            HOUSING
                                          ---------------------   -------------------
                                             2000        1999       2000       1999
                                          ----------   --------   --------   --------
Revenue.................................  $1,026,825   $982,733   $38,761          --
EBITDA..................................  $   32,848   $ 26,685   $ 3,898          --
Total assets............................  $  171,713   $136,558   $20,992          --

                                HOTEL OPERATIONS

EXPANSION STRATEGY

    MeriStar anticipates that it will continue to expand its portfolio by securing additional management contracts. MeriStar attempts to identify properties that are promising management candidates located in markets with economic, demographic and supply dynamics favorable to hotel operators. Through its extensive due diligence process, MeriStar selects those expansion targets where it believes selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value. In order to evaluate the relative merits of each investment opportunity, senior management and individual operations teams create detailed plans covering all areas of renovation and operation. These plans serve as the basis for MeriStar's expansion decisions and guide subsequent renovation and operating plans.

    MeriStar seeks to manage hotels that meet the following criteria:

MARKET CRITERIA

    ECONOMIC GROWTH. MeriStar focuses on metropolitan areas that are approaching, or have already entered, periods of economic growth. Such areas generally show above average growth in the business community as measured by job formation rates, population growth rates, tourism and convention activity, airport traffic volume, local commercial real estate occupancy, and retail sales volume. Markets that exhibit these characteristics typically have strong demand for hotel facilities and services.

    SUPPLY CONSTRAINTS. MeriStar seeks lodging markets with favorable supply dynamics for hotel owners and operators, including an absence of current new hotel development and barriers to future development such as zoning constraints, the need to undergo lengthy local development approval processes and a limited number of suitable sites. Other factors limiting the supply of new hotels are the current lack of financing available for new development and the inability to generate adequate returns on investment to justify new development.

    GEOGRAPHIC DIVERSIFICATION. The MeriStar hotels are located in 34 states across the nation, the District of Columbia, the U.S. Virgin Islands and Canada. See "--Properties" for additional information regarding the MeriStar hotels. MeriStar seeks to maintain a geographically diverse portfolio of managed hotels to offset the effects of regional economic cycles.

HOTEL CRITERIA

    LOCATION AND MARKET APPEAL. MeriStar seeks to operate hotels that are situated near both business and leisure centers that generate a broad base of demand for hotel accommodations and facilities. These demand generators include airports, convention centers, business parks, shopping centers and other retail areas, sports arenas and stadiums, major highways, tourist destinations, major universities and cultural and entertainment centers with nightlife and restaurants. The confluence of nearby business and leisure centers enables MeriStar to attract both weekday business travelers and weekend leisure guests. Attracting a balanced mix of business, group and leisure guests to the hotels helps to maintain stable occupancy rates and high average daily rates.

    SIZE AND FACILITIES. MeriStar seeks to operate hotels that contain 200 to 500 guest rooms and include accommodations and facilities that are, or are capable of being made, attractive to key demand segments such as business, group and leisure travelers. These facilities typically include large, upscale guest rooms, food and beverage facilities, extensive meeting and banquet space, and amenities such as health clubs, swimming pools and adequate parking.

    POTENTIAL PERFORMANCE IMPROVEMENTS. MeriStar seeks to operate underperforming hotels where intensive management and selective capital improvements can increase revenue and cash flow. These hotels represent opportunities where a systematic management approach and targeted renovations should result in improvements in revenue and cash flow.

    MeriStar expects that its relationships throughout the industry will continue to provide it with a competitive advantage in identifying, evaluating and managing hotels that meet its criteria. MeriStar has a record of successfully managing the renovation and repositioning of hotels, in situations with varying levels of service, room rates and market types, and it plans to continue to manage such renovation programs as its acquires new management contracts.

OPERATING STRATEGY

    MeriStar's principal operating objectives are to generate higher revenue per available room and to increase net operating income while providing its hotel guests with high-quality service and value. MeriStar believes that skilled management of hotel operations is the most critical element in maximizing revenue and cash flow in hotels, especially in upscale, full-service hotels.

    MeriStar's corporate headquarters carries out financing and investment activities and provides services to support as well as monitor MeriStar's on-site hotel operating executives. Each of MeriStar's executive departments, including Hotel Operations, Sales and Marketing, Human Resources, Food and Beverage, Technical Services, Information Technology, Development, Legal, Tax and Corporate Finance, is headed by an executive with significant experience in that area. These departments support decentralized decision-making by the hotel operating executives by providing accounting and budgeting services, property management software and other resources which cannot be economically maintained at the individual MeriStar hotels.

    Key elements of MeriStar's management programs include the following:

COMPREHENSIVE BUDGETING AND MONITORING

    MeriStar's operating strategy begins with an integrated budget planning process that is implemented by individual on-site managers and monitored by MeriStar's corporate staff. Management sets targets for cost and revenue categories at each of the MeriStar hotels based on historical operating performance, planned renovations, operational efficiencies and local market conditions. On-site managers coordinate with the corporate staff to ensure that such targets are realistic. Through effective and timely use of its comprehensive financial information and reporting systems, MeriStar is able to monitor actual performance and rapidly adjust prices, staffing levels and sales efforts to take advantage of changes in the market and to improve yield.

TARGETED SALES AND MARKETING

    MeriStar employs a systematic approach toward identifying and targeting segments of demand for each MeriStar hotel in order to maximize market penetration. Executives at MeriStar's corporate headquarters and property-based managers divide such segments into smaller subsegments, typically ten or more for each MeriStar hotel, and develop narrowly tailored marketing plans to suit each such segment. MeriStar supports each MeriStar hotel's local sales efforts with corporate sales executives who develop new marketing concepts and monitor and respond to specific market needs and preferences.

These executives are active in implementing on-site marketing programs developed in the central management office. MeriStar employs computerized revenue yield management systems to manage each MeriStar hotel's use of the various distribution channels in the lodging industry. Management control over those channels, which include franchisor reservation systems and toll-free numbers, travel agent and airline global distribution systems, corporate travel offices and office managers, and convention and visitor bureaus, enables MeriStar to maximize revenue yields on a day-to-day basis. Sales teams are recruited locally and receive incentive-based compensation bonuses. All of MeriStar's sales managers complete a highly developed sales training program.

STRATEGIC CAPITAL IMPROVEMENTS

    MeriStar and the hotel owners plan renovations primarily to enhance a MeriStar hotel's appeal to targeted market segments, thereby attracting new customers and generating increased revenue and cash flow. For example, in many of the MeriStar hotels, the banquet and meeting spaces have been or are intended to be renovated and guest rooms have been upgraded with computer ports and comfortable work spaces to better accommodate the needs of business travelers and to increase average daily rates. Capital spending decisions will be based on both strategic needs and potential rate of return on a given capital investment. The owners of the MeriStar hotels are responsible for funding capital expenditures.

SELECTIVE USE OF MULTIPLE BRAND NAMES

    Management believes that the selection of an appropriate franchise brand is essential in positioning a hotel optimally within its local market. MeriStar selects brands based on local market factors such as local presence of the franchisor, brand recognition, target demographics and efficiencies offered by franchisors. Management believes that its relationships with many major hotel franchisors places MeriStar in a favorable position when dealing with those franchisors and allows it to negotiate favorable franchise agreements with franchisors. Management believes that its growth in acquiring management contracts will further strengthen its relationship with franchisors.

    The following chart summarizes information with respect to the national franchise affiliations of the MeriStar hotels as of September 30, 2000:


                                                            LEASED HOTELS
                                                      (INCLUDES HOTELS OWNED BY
                                                        MERISTAR HOSPITALITY)                 MANAGED HOTELS
                                                   --------------------------------   ------------------------------
                                                    GUEST                              GUEST                  % OF
FRANCHISE                                           ROOMS      HOTELS    % OF ROOMS    ROOMS      HOTELS     ROOMS
---------                                          --------   --------   ----------   --------   --------   --------
Hilton(-Registered Trademark-)...................    6,309       23         18.01%      1,378        5        12.00%
Sheraton(-Registered Trademark-).................    3,502       10         10.00%      1,213        4        10.56%
Radisson(-Registered Trademark-).................    3,460       12          9.88%      1,021        3         8.89%
Holiday Inn(-Registered Trademark-)..............    2,754       13          7.86%        623        4         5.42%
Independent......................................    2,048       12          5.85%      1,348       11        11.73%
Hampton Inn(-Registered Trademark-)..............    1,846       15          5.27%         --       --         0.00%
Doubletree(-Registered Trademark-)...............    1,729        5          4.94%        488        2         4.25%
Courtyard by Marriott(-Registered Trademark-)....    1,642        9          4.69%        162        1         1.41%
Comfort Inn(-Registered Trademark-)..............    1,293        9          3.69%        194        1         1.69%
Westin(-Registered Trademark-)...................    1,289        4          3.68%        226        1         1.97%
Holiday Inn Select(-Registered Trademark-).......    1,244        4          3.55%        284        1         2.47%
Marriott(-Registered Trademark-).................    1,211        3          3.46%        323        1         2.81%
Wyndham(-Registered Trademark-)..................      849        3          2.42%        221        1         1.92%
Homewood Suites(-Registered Trademark-)..........      795        7          2.27%          0       --         0.00%
Embassy Suites(-Registered Trademark-)...........      728        3          2.08%        760        3         6.62%
Crowne Plaza(-Registered Trademark-).............      715        3          2.04%        318        1         2.77%
Doral(-Registered Trademark-)....................      575        2          1.64%        280        1         2.44%
Hilton Garden Inn(-Registered Trademark-)........      474        3          1.35%        715        3         6.22%
Ramada(-Registered Trademark-)...................      407        2          1.16%        459        3         4.00%
Doubletree Guest
  Suites(-Registered Trademark-).................      292        2          0.83%         --       --         0.00%
Renaissance(-Registered Trademark-)..............      289        1          0.83%         --       --         0.00%
Best Western(-Registered Trademark-).............      254        2          0.73%         75        1         0.65%
Comfort Suites(-Registered Trademark-)...........      215        1          0.61%        238        2         2.07%
Four Points(-Registered Trademark-)..............      213        1          0.61%         --       --         0.00%
Holiday Inn Express(-Registered Trademark-)......      208        2          0.59%         --       --         0.00%
Residence Inn(-Registered Trademark-)............      168        1          0.48%        342        3         2.98%
Quality Suites(-Registered Trademark-)...........      168        1          0.48%        281        2         2.45%
Hampton Inn & Suites(-Registered Trademark-).....      136        1          0.39%         --       --         0.00%
Fairfield Inn(-Registered Trademark-)............      110        1          0.31%        200        1         1.74%
Howard Johnson(-Registered Trademark-)...........      100        1          0.29%         --       --         0.00%
Quality Inn(-Registered Trademark-)..............       --       --          0.00%        165        1         1.44%
Hilton Suites(-Registered Trademark-)............       --       --          0.00%        174        1         1.51%
                                                    ------      ---        ------      ------      ---       ------
  Total..........................................   35,023      156        100.00%     11,488       57       100.00%
                                                    ======      ===        ======      ======      ===       ======


EMPHASIS ON FOOD AND BEVERAGE

    Management believes popular food and beverage ideas are a critical component in the overall success of a hotel. MeriStar utilizes its food and beverage operations to create local awareness of its hotel facilities, to improve the profitability of its hotel operations and to enhance customer satisfaction. MeriStar is committed to competing for patrons with restaurants and catering establishments by offering high-quality restaurants that garner positive reviews and strong local and/or national reputations. MeriStar has engaged food and beverage experts to develop several proprietary restaurant concepts. MeriStar has also successfully placed national food franchises such as Pizza Hut-Registered Trademark- and "TCBY"-Registered Trademark- Yogurt in several of the hotels it manages. MeriStar believes that popular food concepts will strengthen its ability to attract business travelers and group meetings and improve the name recognition of the MeriStar hotels.

COMMITMENT TO SERVICE AND VALUE

    MeriStar is dedicated to providing exceptional service and value to its customers on a consistent basis. MeriStar conducts extensive employee training programs to ensure personalized service at the highest levels. Programs have been created and implemented to ensure the effectiveness and uniformity of its employee training. MeriStar's practice of tracking customer comments, through the recording of guest comment cards and the direct solicitation, during check-in and check-out, of guest opinions regarding specific items, allows investment in services and amenities where they are most effective. MeriStar's focus on these areas has enabled it to attract lucrative group business.

DISTINCT MANAGEMENT CULTURE

    MeriStar has a distinct management culture that stresses creativity, loyalty and entrepreneurship. Management believes in realistic solutions to problems, and innovation is always encouraged. Incentive programs and awards have been established to encourage individual property managers to seek new ways of increasing revenues and operating cash flow. This creative, entrepreneurial spirit is prevalent from the corporate staff and the general managers down to the operations staff. Individual general managers work closely with the corporate staff and they and their employees are rewarded for achieving target operating and financial goals.

COMPUTERIZED REPORTING SYSTEMS

    MeriStar employs computerized reporting systems at each of the MeriStar hotels and at its corporate offices to monitor the financial and operating performance of the hotels. Management information services have been fully integrated through networks at many of the hotels. Management also utilizes daily reporting and electronic mail programs to facilitate daily communication between the MeriStar hotels and MeriStar's corporate headquarters. Such programs enable MeriStar to create and implement detailed reporting systems at each of the MeriStar hotels and its corporate headquarters. Corporate executives utilize information systems that track each MeriStar hotel's daily occupancy, average daily rates, and revenue from rooms, food and beverage. By having the latest hotel operating information available at all times, management is better able to respond to changes in the market of each hotel.

EFFECT OF RECENT FEDERAL TAX LEGISLATION

    MeriStar manages 106 hotels owned by MeriStar Hospitality Corporation, a real estate investment trust focused on the ownership of upscale, first-class hotel properties.

    In order for MeriStar Hospitality to maintain its tax status as a real estate investment trust, MeriStar Hospitality has not been permitted to engage in the operations of its hotel properties. To comply with this requirement, MeriStar Hospitality has leased most of its real property to MeriStar as a third-party lessee/manager. In December 1999, amendments to the Internal Revenue Code were enacted that now permit MeriStar Hospitality to create a taxable REIT subsidiary, which will be subject to taxation similar to a subchapter C corporation. The taxable subsidiary will be allowed to lease the real property owned by MeriStar Hospitality.

    The 1999 Internal Revenue Code amendments permit MeriStar Hospitality to utilize a taxable REIT subsidiary beginning January 1, 2001. Also, although this taxable subsidiary can lease real property, it will be prohibited from managing the leased properties itself; it will need to enter into an "arms length" management agreement with an independent third-party manager that is actively involved in the trade or business of hotel management and manages properties on behalf of other owners. MeriStar is a qualified independent third party manager.

    MeriStar has agreed to assign its leases of hotels owned by MeriStar Hospitality to taxable subsidiaries of MeriStar Hospitality effective
January 1, 2001 and to enter into management contracts with respect to those hotels with those subsidiaries. Under the management agreements, MeriStar receives a management fee based on total hotel revenue that is subject to increase based on the achievement of specified operating thresholds. The management agreements have been structured to substantially mirror the current economics and terms of the existing leases.

MANAGEMENT AGREEMENTS

    The management agreements with MeriStar Hospitality on the 106 hotels formerly leased by MeriStar will have initial terms of 10 years. Each management agreement provides for three renewal options of five years each, provided that:

    - A renewal will not go into effect if a change in the federal tax law has occurred that would permit MeriStar Hospitality or one of its affiliates to operate the hotel directly without adversely affecting MeriStar Hospitality's qualification as a real estate investment trust; and

    - The manager can elect not to renew a management agreement.

    Under the master fee agreement with respect to the MeriStar Hospitality hotels, MeriStar is paid a management fee equal to a specified percentage of aggregate hotel operating revenues plus or minus 20% of the positive or negative difference, respectively, between the actual and the projected excess of total operating revenues over total operating expenses for the applicable period. The master fee agreement provides that the total management fee for any fiscal year shall not be less than 2.5% of the aggregate hotel operating revenues and shall not be greater than 4% of aggregate hotel operating revenues.

TERMINATION

    MeriStar Hospitality has the right to terminate a management agreement for a hotel upon the sale of the hotel to a third party or upon MeriStar Hospitality's determination not to rebuild after a casualty, upon payment to the manager of the fair market value of the management agreement. The fair market value is determined by discounting to present value at a discount rate of 10% per annum the management fees for each remaining year of the then current term, which fees will be deemed to be the fees payable to the manager under the management agreement for the 12-month period preceding the termination date. MeriStar Hospitality will receive as a credit against any termination payments an amount equal to any outstanding new management credits, which generally means the projected fees, discounted to present value on the same basis as the termination payment, under any new management agreements or leases entered into between MeriStar and MeriStar Hospitality after August 3, 1998, the date the existing leases were initially executed.

PERFORMANCE STANDARDS

    MeriStar Hospitality has the right to terminate the applicable management agreement if, in each of any two consecutive fiscal years, the gross operating profit from a hotel is less than 85% or 90%, respectively, of the projected amount for such year as set forth in the applicable budget unless:

    - MeriStar Hospitality did not materially comply with the capital expenditures contemplated by the budget for either or both of the applicable years; or

    - The manager cures the shortfall by agreeing to credit the succeeding year's management fee by the difference between the operating profit that would have been realized had the property achieved 90% of the budgeted amount in the second fiscal year and the amount realized for that year based on actual operating profit. The manager can only utilize the cure right once during the term of the management agreement for a hotel.

ASSIGNMENT

    MeriStar does not have the right to assign a management agreement without the prior written consent of MeriStar Hospitality. A change in control of MeriStar or the manager or their affiliates will be deemed an assignment and will require MeriStar Hospitality's consent, which may be granted or withheld in its sole discretion.

OTHER LEASES AND MANAGEMENT AGREEMENTS

    In addition to the managment agreements on the 106 MeriStar Hospitality owned hotels, MeriStar leases 50 hotels from Winston Hotels, Inc. and other third parties, and manages an additional 108 hotels for other third parties.

                               CORPORATE HOUSING

EXPANSION STRATEGIES

    MeriStar's corporate housing division, which continues to operate under the BridgeStreet name, is a leading international provider of flexible accommodation services. Key elements of BridgeStreet's business strategy include:

LOCAL MARKET SHARE

    BridgeStreet has offices in many markets that offer significant opportunity for expansion. In order to expand in these markets, MeriStar, since its May 2000 acquisition of BridgeStreet, has trained all of its BridgeStreet sales employees in MeriStar's sales and marketing techniques. With a better-trained sales force and MeriStar's management experience, MeriStar believes that BridgeStreet will be in a better position to penetrate local markets and increase its market share.

GROWTH THROUGH NATIONAL ACCOUNTS

    MeriStar believes that there is substantial growth potential for BridgeStreet through national accounts. BridgeStreet's current customers include a significant number of large national companies who utilize BridgeStreet's services in a limited, but loyal, manner. MeriStar plans to maximize sales to those existing corporate clients and to obtain new clients through a national sales and marketing program which promotes the BridgeStreet brand and highlights BridgeStreet's expanding national and international network, as well as BridgeStreet's ability to serve as a central point of contact on all issues. Many of BridgeStreet's clients are Fortune 2000 companies with significant national and international employee lodging requirements.

GROWTH THROUGH NETWORK PARTNER RELATIONSHIPS

    BridgeStreet has developed a network partner relationship with flexible accommodation service providers in the United States and in 22 countries worldwide. Through network partner agreements, BridgeStreet has expanded the number of locations where it can serve its clients' needs. In some additional markets, BridgeStreet intends to enter into network partner agreements with one or more leading local or regional flexible accommodation service providers having the size and quality of operations suitable for serving BridgeStreet's client base.

ACCOMMODATIONS AND SERVICES

ACCOMMODATIONS

    MerStar's BridgeStreet brand offers high-quality, fully-furnished one-, two- and three-bedroom accommodations that, together with the specialized amenities offered by BridgeStreet, are intended to provide guests with a "home away from home." MeriStar selects its BridgeStreet accommodations based on location, general condition and basic amenities, with the goal of providing accommodations that meet each guest's particular needs. As a flexible accommodation services provider, BridgeStreet can satisfy client requests for accommodations in a variety of locations and neighborhoods, including requests for proximity to an office, school or area attraction, as well as requests for accommodations of specific types and sizes. The substantial majority of BridgeStreet's accommodations are located within high-quality property complexes that typically feature in-unit washers and dryers, dedicated parking, and access to fitness facilities, including, in many cases, pools, saunas and tennis courts. Standard furnishings typically include, among other things, cable television, answering machines and clock radios. BridgeStreet also is able to customize its accommodations at a guest's request with items such as office furniture, fax machines and computers.

    MeriStar leases substantially all of its BridgeStreet accommodations through flexible, short-term leasing arrangements in order to match its supply of accommodations with client demand. MeriStar believes that BridgeStreet's flexible leasing strategy allows it to react to changes in market demand for particular geographic locations and types of accommodations. BridgeStreet management strives to develop strong relationships with property managers to ensure that it has a reliable supply of high quality, conveniently located accommodations. In addition, MeriStar leases the majority of the furniture for BridgeStreet's accommodations on a short-term basis ordinarily from major furniture rental companies.

    BridgeStreet's accommodations generally are priced competitively with all-suite or upscale extended-stay hotel rooms even though, on average, MeriStar believes its BridgeStreet accommodations are substantially larger. BridgeStreet believes it generally is able to price its accommodations competitively due to:

    - The high quality of its accommodations;

    - Its relatively low operating cost structure; and

    - Its ability to lease accommodations in accordance with demand and leave unfavorable markets quickly.

The length of a guest's stay can range from a few nights to a few years, with the typical stay ranging from 30 to 45 days.

CORPORATE CLIENT SERVICES

    BridgeStreet's goal is to provide valuable, cost-effective services to its corporate clients, many of which have human resource directors, relocation managers or training directors with significant, national employee lodging requirements. In particular, BridgeStreet aims to relieve its clients of the administrative burden often associated with relocating employees and/or providing them with temporary housing.

    BridgeStreet believes that existing and potential clients will increasingly turn to outside providers such as BridgeStreet to satisfy their employee lodging requirements as their awareness of BridgeStreet and the flexible accommodation services industry increases.

GUEST SERVICES

    BridgeStreet strives to provide the highest quality of customer service by overseeing all aspects of a guest's lodging experience, from preparations prior to the guest's arrival to the moving out process. BridgeStreet maintains a representative in each city in which it operates to be responsive to guests' needs. BridgeStreet's guest services department offers guests comprehensive information services before and during their stays to help guests acclimate themselves to their new surroundings.

    At the expiration of his or her stay, the guest is asked to complete a guest satisfaction survey evaluating his or her stay and is encouraged to contact BridgeStreet whenever the guest needs accommodations in other locations where BridgeStreet provides services. The guest's evaluation form is thoroughly reviewed and, if applicable, a copy is sent to the corporate client. BridgeStreet's historic guest evaluations indicate that it meets or exceeds guest expectations 98% of the time.

SALES AND MARKETING

    BridgeStreet focuses primarily on business-to-business selling. At the local level, each of BridgeStreet's operating subsidiaries has corporate account specialists that call on local companies, including local branches of regional or national companies, to solicit business. Each account specialist focuses his or her efforts on the key decision makers at each company responsible for establishing and administering travel and accommodation policies, typically human resource directors, relocation managers or training directors. By aggressively pursuing relationships with potential clients and expanding services to existing clients, BridgeStreet seeks to become each client's primary or sole provider of flexible accommodation services nationwide. MeriStar operates a global BridgeStreet sales office to market its nationwide capabilities to its local corporate clients. In addition, MeriStar has expanded BridgeStreet's Internet presence to supplement traditional marketing strategies and to better serve its customers.

    BridgeStreet tailors its marketing strategy to the needs of particular clients. For example, BridgeStreet markets itself to a corporation with relocating employees by focusing on its ability to situate large families in apartments with three or more bedrooms, its access to accommodations in both metropolitan and suburban settings, and its access to accommodations that allow pets. In contrast, when marketing to a potential corporate client having consultants in need of short-term housing, BridgeStreet emphasizes its flexible lease terms and its ability to customize an accommodation with amenities such as office equipment, including computers, additional telephone lines and other work-related items.

    BridgeStreet intends to continue an advertising program designed to enhance the BridgeStreet name both inside and outside the flexible accommodation services industry and broaden its client base. In addition, BridgeStreet promotes its brand name by advertising in trade publications, Chamber of Commerce listings, local visitor magazines and telephone directories and the Internet, and through periodic direct mail campaigns.

EXPANSION INTO RELATED SECTORS OF THE HOSPITALITY INDUSTRY

    MeriStar expects to capitalize on its hospitality management experience as it continues to expand into related sectors of the hospitality industry, such as managing resorts, conference centers, golf courses and timeshare properties. MeriStar believes these parts of the hospitality industry are currently characterized by fragmented, relatively smaller management companies without the broad range of management, operational, and financial resources MeriStar possesses. By bringing its expertise in other property management activities, MeriStar believes it can realize significant economic benefit for the owners of such properties through increased profitability of the properties' operations.

THE OPERATING PARTNERSHIP

    Substantially all of MeriStar's assets are held indirectly by MeriStar H&R Operating Company, L.P., MeriStar's subsidiary operating partnership. MeriStar is the sole general partner of that partnership, and MeriStar, one director of MeriStar and approximately 85 independent third-parties are limited partners of that partnership. The partnership agreement gives the general partner full control over the business and affairs of the partnership. MeriStar, as general partner, is also given the right, in connection with the contribution of property to the partnership or otherwise, to issue additional partnership interests in the partnership in one or more classes or series, with such designations, preferences and participating or other special rights and powers, including rights and powers senior to those of the existing partners, as it may determine.

    The partnership agreement currently has three classes of limited partnership interests: Class A units, Class B units and Preferred units. The ownership of the limited partnership units is as follows:

    - MeriStar and its wholly-owned subsidiaries own a number of Class A units equal to the number of then-outstanding shares of MeriStar common stock.

    - A director of MeriStar owns 1,073,929 Class B units.

    - Other limited partners own 561,614 Class A units, 1,275,607 Class B units and 392,157 Preferred units.

    No distributions were made during 2000, 1999 or 1998 to the holders of the Class A units and Class B units. Preferred units receive a 6.5% cumulative annual preferred return based on an assumed price per share of MeriStar common stock of $3.34, compounded quarterly to the extent not paid on a current basis. All net income and capital proceeds earned by the partnership, after payment of the annual preferred return and, if applicable, the liquidation preference, will be shared by the holders of the Class A units and Class B units in proportion to the number of units owned by each holder.

    Each Class A or Class B unit not held by MeriStar or a MeriStar subsidiary is redeemable by the holders for cash equal to the value of one share of MeriStar common stock or, at the partnership's option, one share of MeriStar common stock. Until April 1, 2004, the partnership may redeem the Preferred units for cash at a price of $3.34 per unit or, at the partnership's option, MeriStar common stock having equivalent aggregate value. After April 1, 2004, each holder of the Preferred units may require the partnership to redeem these units for cash at a price of $3.34 per unit or, at the holder's option, MeriStar common stock having equivalent aggregate value.

EMPLOYEES

    As of November 30, 2000, MeriStar employed approximately 30,000 persons, of whom approximately 27,000 were compensated on an hourly basis. Some of the employees at 24 of the hotels are represented by labor unions. Management believes that labor relations with its employees are generally good.

FRANCHISES

    MeriStar employs a flexible branding strategy based on a particular hotel's market environment and the hotel's unique characteristics. Accordingly, MeriStar uses various national trade names pursuant to licensing arrangements with national franchisors.

GOVERNMENTAL REGULATION

    A number of states regulate the licensing of hotels and restaurants, including liquor license grants, by requiring registration, disclosure statements and compliance with specific standards of conduct. MeriStar believes that it is substantially in compliance with these requirements. Managers of hotels and providers of flexible accommodation services are also subject to laws governing their relationships with hotel employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of the hotel operations division and BridgeStreet and could otherwise adversely affect MeriStar's operations.

    AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act, all public accommodations are required to meet various requirements related to access and use by disabled persons. These requirements became effective in 1992. Although significant amounts have been and continue to be invested in federally required upgrades to the hotels and units leased by BridgeStreet, a determination that MeriStar is not in compliance with the Americans with Disabilities Act could result in a judicial order requiring compliance, imposition of fines or an award of damages to private litigants. MeriStar is likely to incur additional costs of complying with the Americans with Disabilities Act. Those costs, however, are not expected to have a material adverse effect on MeriStar's results of operations or financial condition.

    ENVIRONMENTAL LAWS. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to use the property, sell the property or borrow by using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. The operation and removal of underground storage tanks are also regulated by federal and state laws. In connection with the operation of the MeriStar hotels, MeriStar could be liable for the costs of remedial action with respect to such regulated substances and storage tanks and claims related thereto. Environmental laws and common law principles could also be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials.

    Phase I environmental site assessments have been conducted at all of the hotels owned by MeriStar Hospitality, and Phase II environmental site assessments have been conducted at some of these hotels by qualified independent environmental engineers. The purpose of the environmental site assessments is to identify potential sources of contamination for which MeriStar may be responsible and to assess the status of environmental regulatory compliance. These assessments have not revealed any environmental liability or compliance concerns that MeriStar believes would have a material adverse effect on its business, assets, results of operations or liquidity, nor is MeriStar aware of any material environmental liability or concerns. Nevertheless, it is possible that these environmental site assessments did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which MeriStar is currently unaware.

    In reliance upon the Phase I and Phase II environmental site assessments, MeriStar believes the hotels owned by MeriStar Hospitality are in material compliance with all federal, state and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. MeriStar has not been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in any of the hotels owned by MeriStar Hospitality.

    OTHER REGULATION. As a lessee of its accommodations, MeriStar's corporate housing division believes that it and its employees are either outside the purview of, exempted from or in compliance with laws in the jurisdictions in which BridgeStreet operates requiring real estate brokers to hold licenses. However, there can be no assurance that BridgeStreet's position in any jurisdiction where it believes itself to be excepted or exempted would be upheld if challenged or that any such jurisdiction will not amend its laws to require BridgeStreet and/or one or more of its employees to be licensed brokers. Moreover, there can be no assurance that BridgeStreet will not operate in the future in additional jurisdictions requiring such licensing.

    In some of the jurisdictions in which BridgeStreet operates, BridgeStreet believes that it is not required to charge guests the sales and "bed" taxes that are applicable to establishments furnishing rooms to transient guests. There can be no assurance, however, that the tax laws in particular jurisdictions will not change or that a tax collection agency will not successfully challenge BridgeStreet's position regarding the applicability of tax laws. BridgeStreet believes that it properly charges and remits such taxes in all jurisdictions where it is required to do so.

COMPETITION

    MeriStar competes primarily in the following segments of the lodging industry: the upscale and mid-priced sectors of the full-service segment, the limited-service segment and resorts. MeriStar also competes with other providers of flexible accommodation services. In each geographic market in which the MeriStar hotels are located, there are other full- and limited-service hotels and resorts that compete with the MeriStar hotels. Competition in the U.S. lodging industry is based generally on convenience of location, brand affiliation, price, availability, range of services and guest amenities or accommodations offered, and quality of customer service and overall product.

PROPERTIES

    MeriStar maintains its corporate headquarters in Washington, D.C. with other corporate offices in Florida, North Carolina and Texas. MeriStar leases its offices. MeriStar leases and/or manages hotel properties and golf courses throughout the United States and Canada. No one leased or managed hotel property is material to the operation of MeriStar. A typical full-service MeriStar hotel has meeting and banquet facilities, food and beverage facilities and guest rooms and suites. Additionally, MeriStar's golf management operations are currently not material to the operation of MeriStar.

    The hotels owned by MeriStar Hospitality generally feature, or after contemplated renovation programs have been completed will feature, comfortable, modern guest rooms, extensive meeting and convention facilities and full-service restaurant and catering facilities that attract meeting and convention functions from groups and associations, upscale business and vacation travelers as well as banquets and receptions from the local community. The following tables set forth the 1999 and 1998 operating information with respect to the hotels owned and leased by MeriStar Hospitality:

                                  AS OF DECEMBER 31,
                                         1999            YEAR ENDED DECEMBER 31, 1999
                                 --------------------   -------------------------------
                                 NUMBER OF    GUEST
TYPE                              HOTELS      ROOMS       ADR      OCCUPANCY    REVPAR
----                             ---------   --------   --------   ---------   --------
Inns...........................      56        7,674    $ 75.94      71.2%      $54.06
Hotels.........................      82       22,219      96.45      70.9%       68.39
Resorts........................      23        5,762     119.86      73.7%       88.38
                                    ---       ------    -------      ----       ------
  Total/weighted average.......     161       35,655    $ 96.24      71.4%      $68.74
                                    ===       ======    =======      ====       ======

                                   AS OF DECEMBER 31,
                                          1998            YEAR ENDED DECEMBER 31, 1998
                                  --------------------   -------------------------------
                                  NUMBER OF    GUEST
TYPE                               HOTELS      ROOMS       ADR      OCCUPANCY    REVPAR
----                              ---------   --------   --------   ---------   --------
Inns............................      57        8,299     $72.93      74.2%      $54.12
Hotels..........................      83       22,365      94.28      71.3%       67.22
Resorts.........................      22        5,002      97.44      70.7%       68.89
                                     ---       ------     ------      ----       ------
  Total/weighted average........     162       35,666     $90.12      71.8%      $64.71
                                     ===       ======     ======      ====       ======

    The following tables set forth the operating information with respect to the hotels managed by MeriStar as of December 31:

                                                      1999                   1998
                                              --------------------   --------------------
                                               NUMBER      GUEST      NUMBER      GUEST
TYPE                                          OF HOTELS    ROOMS     OF HOTELS    ROOMS
----                                          ---------   --------   ---------   --------
Inns........................................     27        3,547        27        3,857
Hotels......................................     18        4,519        11        2,620
Resorts.....................................      9        1,627         3          323
                                                 --        -----        --        -----
  Total.....................................     54        9,693        41        6,800
                                                 ==        =====        ==        =====

LEGAL PROCEEDINGS

    In the course of MeriStar's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against MeriStar. Based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of MeriStar.

                     COMPARISON OF THE RIGHTS OF HOLDERS OF
              AMERICAN SKIING COMMON STOCK, MERISTAR COMMON STOCK
                             AND DORAL COMMON STOCK

    MeriStar and American Skiing are Delaware corporations. "Doral International, Inc." will be the name of American Skiing after the merger. The rights of the stockholders of each corporation are or will be governed by that corporation's certificate of incorporation, its bylaws and Delaware law, including the Delaware General Corporation Law.

    The following is a summary of the material differences among the rights of the holders of MeriStar common stock, American Skiing common stock and Doral common stock. Because MeriStar, American Skiing and Doral are or will be Delaware corporations, these differences arise principally from differences in the provisions of each's respective certificates of incorporation and bylaws.

    The following summary does not purport to be a complete comparison of the rights of MeriStar stockholders, American Skiing stockholders and Doral stockholders. Further, the following summary does not purport to be a complete description of the specific provisions referred to in this section. In addition, the identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. However, the following summary includes a description of those differences that we believe to be material. These summaries are qualified in their entirety by reference to the governing corporate instruments of MeriStar and American Skiing. The certificate of incorporation and bylaws of American Skiing have been filed with the SEC as Exhibits 3.1 and 3.2, respectively, to the annual report of American Skiing on Form 10-K for the fiscal year ended July 25, 1999. The certificate of incorporation and bylaws of MeriStar have been filed with the SEC as Exhibits
3.1 and 3.2, respectively, to MeriStar's registration statement on Form S-1 (File no. 333-49881). The form of Doral's certificate of incorporation and bylaws, which are proposed to be approved and adopted at the American Skiing special meeting of stockholders, are attached as Annexes A and B, respectively, to the merger agreement that is attached to this joint proxy statement and prospectus as Appendix A.

AUTHORIZED CAPITAL STOCK

MERISTAR

    The authorized capital stock of MeriStar as of the date of this joint proxy statement and prospectus consists of 110,000,000 shares divided into 100,000,000 shares of MeriStar common stock and 10,000,000 shares of MeriStar preferred stock. The par value of all of MeriStar's stock is $0.01 per share.

AMERICAN SKIING

    The authorized capital stock of American Skiing as the date of this joint proxy statement and prospectus consists of 115,500,000 shares divided into 100,000,000 shares of American Skiing common stock, 15,000,000 shares of American Skiing Class A common stock and 500,000 shares of American Skiing serial preferred stock. The par value of all of American Skiing's stock is $0.01 per share.

DORAL

    The total number of shares of stock that Doral will have the authority to issue is 300,000,000, divided into of 299,000,000 shares of common stock, and 1,000,000 shares of serial preferred stock. The par value of all of Doral's stock will be $0.01 per share.

DIVIDEND RIGHTS

MERISTAR

    Under Delaware law, subject to the rights of any holders of shares of MeriStar preferred stock, the holders of shares of MeriStar common stock are entitled to receive all lawful dividends that are declared by the board of directors.

AMERICAN SKIING

    The American Skiing certificate of incorporation provides that the holders of the Class A common stock and common stock are entitled to dividends on a pro rata basis as may be declared by the board of directors, subject to the other provisions of the certificate of incorporation, including the rights of the holders of the Series A and Series B preferred stock to receive dividends.

DORAL

    The Doral certificate of incorporation will provide that, except as otherwise provided by the resolution or resolutions providing for the issue of any series of shares of serial preferred stock, the holders of shares of Doral common stock will be entitled, on a pro rata basis, to whatever dividends may be declared from time to time by the board of directors, subject to the other provisions of the certificate of incorporation. To the extent that dividends on the Doral new 14% preferred stock are due and payable, no dividends on the common stock or stock junior to the new 14% preferred stock may be paid until the dividends on the new 14% preferred stock are paid in full.

PREEMPTIVE RIGHTS

    Neither MeriStar nor American Skiing stockholders have preemptive rights. Doral stockholders will not have preemptive rights.

LIQUIDATION RIGHTS

MERISTAR

    MeriStar's certificate of incorporation contains no specific provisions with respect to a liquidation, dissolution or winding-up of MeriStar. Sections 281 and 151 of the Delaware General Corporation Law, however, provide that upon liquidation, dissolution, or winding-up of MeriStar, all of the remaining assets of MeriStar will be distributed to its stockholders in accordance with any preferences or rights of any particular classes of MeriStar's stock.

AMERICAN SKIING

    American Skiing's certificate of incorporation provides that in the event of the liquidation, dissolution or winding-up of American Skiing, whether voluntary or involuntary, American Skiing Class A common stockholders and American Skiing common stockholders, without regard to which class of shares they hold, are entitled to the net assets of American Skiing remaining after distributions to the holders of shares of American Skiing serial preferred stock.

DORAL

    Doral's certificate of incorporation will contain provisions concerning liquidation rights that are substantially similar to those contained in American Skiing's certificate of incorporation.

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
VOTING RIGHTS OF STOCKHOLDERS

MERISTAR

    MeriStar's bylaws provide that except as otherwise required by Delaware law, MeriStar's certificate of incorporation or MeriStar's bylaws, the holders of one-third of all outstanding shares of stock entitled to vote at any meeting of stockholders, present in person or represented by proxy, constitutes a quorum at any meeting of stockholders for the transaction of business. If a quorum exists, approval of a matter or proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote who are present, in person or by proxy, at the meeting, except as required by Delaware law, MeriStar's certificate of incorporation or MeriStar's bylaws. MeriStar's certificate of incorporation and bylaws do not provide for cumulative voting.

AMERICAN SKIING

    American Skiing's bylaws provide that the holders of a majority of the shares entitled to vote constitutes a quorum at a meeting of stockholders. Except as otherwise provided by Delaware law, any corporate action must be authorized by a majority of the votes cast at the meeting by the holders of shares entitled to vote on the subject matter. American Skiing's certificate of incorporation and bylaws do not provide for cumulative voting.

DORAL

    Doral's bylaws will contain provisions concerning voting rights that are substantially similar to those in MeriStar's bylaws.

STOCKHOLDER ACTION BY WRITTEN CONSENT

MERISTAR

    The certificate of incorporation of MeriStar prohibits stockholder action by written consent in lieu of a stockholder meeting.

AMERICAN SKIING

    The certificate of incorporation of American Skiing does not prohibit stockholder action by written consent in lieu of a stockholder meeting.

DORAL

    The certificate of incorporation of Doral will prohibit stockholder action by written consent in lieu of a stockholder meeting.

SPECIAL MEETINGS OF STOCKHOLDERS

MERISTAR

    MeriStar's bylaws provide that a special meeting of stockholders other than a special meeting for the election of directors, unless otherwise prescribed by statute, may be called at any time only by the Chairman, the Vice Chairman, the Secretary, the President or by a majority of the directors. At any special meeting of stockholders only business that is related to the purpose or purposes of the meeting as set forth in the notice of the meeting or in any waiver of notice may be transacted. Any power of stockholders to call a special meeting is specifically denied.

AMERICAN SKIING

    Special meetings of stockholders for any purpose or purposes may be called to be held at the date and time fixed in the call by the president, the chairman of the board of directors, a majority of the board of directors, or the holders of not less than 50% of the shares entitled to vote at the meeting.

DORAL

    Doral's bylaws will contain provisions relating to special meetings of stockholders that are substantially the same as those contained in MeriStar's bylaws.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

    Under Delaware law, the amendment of a corporation's certificate of incorporation requires the affirmative vote of the holders of a majority of the corporation's stock, unless the certificate of incorporation of the corporation otherwise provides. Under Delaware law, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors.

MERISTAR

    MeriStar's certificate of incorporation provides that the affirmative vote of two-thirds of all votes entitled to be cast by the holders of all then outstanding shares of capital stock of MeriStar in an election of directors at an annual or special meeting of stockholders is required for any amendment to portions of the certificate of incorporation dealing with:

    - Classes of directors;

    - Directors' terms of office;

    - Vacancies on the board of directors;

    - Filling vacancies and newly-created directorships;

    - Removal of directors;

    - Directors nominated by holders of preferred stock;

    - Indemnification of directors and officers; and

    - The vote requirement for amendments to the certificate of incorporation and bylaws.

    MeriStar's certificate of incorporation provides that a majority of the board of directors may amend MeriStar's bylaws. In addition, MeriStar's certificate of incorporation provides that, with some exceptions, all of MeriStar's bylaws may also be amended upon the affirmative vote of a majority of all votes entitled to be cast by all then outstanding shares of stock of MeriStar in the election of directors at an annual or special meeting of stockholders. If enacted by stockholders, amendments to or adoption of bylaws inconsistent with, bylaws dealing with the procedure for calling special meetings of stockholders, advance notice for stockholder proposals and directors of MeriStar, require the affirmative vote of two-thirds of all votes entitled to be cast by all then outstanding shares of stock of MeriStar in the election of directors at an annual or special meeting of stockholders.

AMERICAN SKIING

    Subject to American Skiing's bylaws, the board of directors has the power to alter, amend or repeal the bylaws and to adopt new bylaws, provided that the notice, unless notice is waived, of any regular or special meeting at which those actions are to be taken sets out the text of the proposed new bylaw or amendment or bylaw to be repealed or summarizes the changes to be effected by the adoption, amendment or repeal. The American Skiing stockholders may amend or repeal a bylaw provision adopted by the American Skiing board of directors, and in such a case, the board of directors may not, for two years after that, amend or readopt the bylaw provision amended or repealed by the stockholders. Amendments to American Skiing's certificate of incorporation or bylaws, whether by merger, consolidation or otherwise, that affect adversely the rights and privileges of the Series A preferred stock require the affirmative vote of a majority of the holders of the Series A preferred stock, voting as a single class. The certificate of designation of the Series B preferred stock contains a similar provision.

    The stockholders' agreement will terminate upon completion of the merger.

DORAL

    Doral's certificate of incorporation will contain provisions relating to the amendment of the certificate of incorporation and bylaws of Doral that are substantially similar to those contained in MeriStar's certificate of incorporation. However, the certificate of designation of the new 14% preferred stock will provide that amendments to Doral's certificate of incorporation or bylaws, whether by merger, consolidation or otherwise, that affect adversely the rights and privileges of the new 14% preferred stock will require the affirmative vote of a majority of the holders of the new 14% preferred stock, voting as a single class.

NUMBER AND CLASSIFICATION OF THE BOARD OF DIRECTORS

MERISTAR

    MeriStar's certificate of incorporation provides that MeriStar's board of directors will consist of not less than three nor more than 15 members. The number of directors is set by a majority of the board of directors. There are three classes of directors with staggered terms. Directors may be elected at an annual or special meeting of stockholders. The terms of office of the current Class I, Class II and Class III directors will expire at the annual meeting of MeriStar stockholders to be held following the end of MeriStar's 2001, 2002 and 2000 fiscal years, respectively. Vacancies on the board of directors are filled by a majority of the board of directors. A director may be removed only for cause by the affirmative vote of two-thirds of all votes entitled to be cast by holders of all then outstanding shares of stock of MeriStar in the election of directors at an annual or special meeting of stockholders. Holders of preferred stock may be entitled to elect directors as provided in the certificate of designation for that preferred stock.

AMERICAN SKIING

    Under American Skiing's certificate of incorporation, subject to the rights of holders of serial preferred stock to elect additional directors, the board of directors will consist of not less than seven and not more than 15 members. If there are more than ten directors, holders of the Class A common stock have the right, voting as a single class, to elect the smallest number of directors sufficient to constitute two-thirds of the number of directors. If there are nine or fewer directors, holders of the Class A common stock have the right, voting as a single class, to elect the largest number of directors that would not exceed two-thirds of the number of directors. The holders of the common stock have the right, voting as a separate class, to elect the remaining directors. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director. Except as otherwise provided in the certificate of incorporation with respect to directors elected by the holders of serial preferred stock, any vacancies in the board of directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next annual meeting of stockholders. Directors may be elected at an annual or special meeting of stockholders. The bylaws require at least four meetings of the board of directors to be held per year.

    Mr. Leslie Otten, the Chairman and Chief Executive Officer of American Skiing, holds all of the shares of Class A common stock. Oak Hill and parties related to it are the holders of all of the American Skiing Series B preferred stock, which is convertible into common stock. Currently, under a stockholders' agreement, dated as of August 6, 1999 and amended on July 31, 2000, among Oak Hill, parties related to Oak Hill and Mr. Otten, the number of directors is fixed at 11, and Oak Hill is entitled to nominate:

    - Six directors if it beneficially owns at least 80% of the common stock it beneficially owned as of July 31, 2000;

    - Five directors if it owns at least 70% of the common stock;

    - Four directors if it owns at least 60% of the common stock;

    - Three directors if it owns at least 40% of the common stock;

    - Two directors if it owns at least 25% of the common stock; and

    - One director if it owns at least 5% of the common stock.

    The stockholders' agreement and bylaws of American Skiing also require that, for so long as Oak Hill and its related parties beneficially own at least 20% of the common equity of American Skiing, approval by the board of directors of any of the following actions will require the affirmative vote of at least one director nominated by Oak Hill:

    - Approval of annual operating and capital budgets;

    - Significant executive personnel decisions other than terminations;

    - Material actions likely to affect American Skiing's operating and strategic direction that are reasonably expected to or likely to have an impact of 5% or more on American Skiing's consolidated revenues or earnings;

    - Any amendments to the certificate of incorporation or bylaws;

    - Any voluntary liquidation, dissolution, winding-up, recapitalization or reorganization;

    - Initiation of material litigation;

    - Any strategic business combination transaction;

    - Material changes to or reduction in insurance coverage; or

    - Material financing or capital markets activity not expressly provided in the budget.

    The above summary is not a complete summary of the terms of the stockholders' agreement. For more information concerning the restrictions contained in the stockholders' agreement, you should read the copy of the stockholders' agreement attached as Exhibit 10.2 to the annual report of American Skiing on Form 10-K for the fiscal year ended July 25, 1999 and the amendment to that agreement attached as Exhibit 10.2 to American Skiing's current report on Form 8-K filed on August 2, 2000.

DORAL

    Doral's certificate of incorporation and bylaws will provide that the number of directors may be fixed from time to time by the board of directors but may not be less than seven nor more than 14. Directors may be elected at an annual or special meeting of stockholders. The Doral board of directors will have three classes of directors. All of the directors are being proposed for election at the American

Skiing special meeting. The terms of office of one class of directors will expire at the annual meeting of stockholders following the completion of each of the 2001, 2002 and 2003 fiscal years of Doral. Any vacancy on the board of directors may be filled by a majority vote of the board of directors. A director may be removed only for cause by the affirmative vote of two-thirds of all votes entitled to be cast by all then outstanding shares of stock of MeriStar in the election of directors at an annual or special meeting of stockholders. Holders of preferred stock may be entitled to elect directors as provided in the certificate of designation for that preferred stock.

QUORUM FOR DIRECTOR MEETINGS

MERISTAR

    Except as otherwise expressly provided by Delaware law or by MeriStar's certificate of incorporation, the presence in person of a majority of the entire board of directors is necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the board, but a majority of a smaller number may adjourn the meeting to a later date.

AMERICAN SKIING

    The presence in person of a majority of the entire board of directors is necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the board, but a majority of a smaller number may adjourn the meeting to a later date.

DORAL

    Doral's bylaws will contain provisions relating to the quorum for meetings of its board of directors that are substantially similar to those contained in MeriStar's bylaws.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF LIABILITY

MERISTAR

    MeriStar's certificate of incorporation provides that no director will be personally liable to MeriStar or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

    - Breaches of the director's duty of loyalty to MeriStar or its stockholders;

    - Acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

    - The payment of unlawful dividends or unlawful stock repurchases or redemptions; or

    - Transactions in which the director received an improper personal benefit.

    MeriStar's certificate of incorporation and bylaws require MeriStar, to the extent permitted by applicable law, to indemnify any person against whom a claim is made by reason of the fact that the person is or was a director or officer of MeriStar or is or was serving, at the request of MeriStar, in similar capacity for any other entity against any and all judgments, fines, penalties, excise taxes, amounts paid in settlement, costs, charges and expenses associated with that claim. Persons not directors or officers may be similarly indemnified at the option of MeriStar. MeriStar has the power to purchase and maintain insurance on behalf of any director, officer, employee or agent of MeriStar. Any director or officer of MeriStar serving in any capacity in a majority-owned direct or indirect subsidiary or any MeriStar benefit plan is deemed to be serving at the request of MeriStar.

AMERICAN SKIING

    American Skiing's bylaws provide that it will indemnify each director and each of the President, the treasurer and the secretary against all actions, suits or proceedings and related expenses which he or she is, or is threatened to be, a party to by reason of the fact that he or she is or was an officer, director or employee of American Skiing. In addition, the American Skiing board of directors may, at its option, indemnify any other employee against all such actions, suits or proceedings. A claimant is eligible for indemnification if the claimant:

    - Acted in good faith and in a manner that, in the claimant's reasonable belief, was in or not opposed to the best interests of American Skiing; or

    - In the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    The vote of a majority of the board of directors is necessary for a determination of whether a claimant is eligible for indemnification.

DORAL

    Doral's certificate of incorporation and bylaws will contain indemnification provisions that are substantially similar to those in MeriStar's certificate of incorporation and bylaws.

VOTING WITH RESPECT TO CERTAIN BUSINESS COMBINATIONS

MERISTAR/AMERICAN SKIING/DORAL

    Section 203 of the Delaware General Corporation Law provides that a corporation may not engage in any business combination, generally defined as a merger, consolidation, sale of greater than 10% of assets, issuance of stock or granting of other financial benefits, with any interested stockholder, generally defined as any person owning greater than 15% of the voting stock of a corporation, for a period of three years following the time that such stockholder became an interested stockholder, unless:

    - Prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding stock which is not owned by the interested stockholder.

    MeriStar and American Skiing are subject to Section 203, and Doral will be subject to Section 203.

REQUIRED VOTE FOR AUTHORIZATION OF FUNDAMENTAL CORPORATE TRANSACTIONS

    Under the Delaware General Corporation Law, fundamental corporate transactions (such as mergers, sales of all or substantially all of the corporation's assets and dissolutions) require the approval of the holders of a majority of the shares outstanding and entitled to vote. The Delaware

General Corporation Law permits a corporation to increase the minimum percentage vote required. The certificate of incorporation and bylaws of both MeriStar and American Skiing do not contain provisions increasing the percentage. The certificate of incorporation and bylaws of Doral will also not contain those provisions.

TRANSFER RESTRICTIONS

MERISTAR

    The certificate of incorporation of MeriStar contains restrictions on transfer and ownership of the MeriStar common stock. These restrictions generally prohibit individuals or entities who or which own, actually or under applicable constructive ownership rules of the Internal Revenue Code, more than 9.8% of the value of the outstanding shares of stock of MeriStar Hospitality, from owning more than 9.9% of the vote or number of outstanding shares of MeriStar. If MeriStar has an annual meeting in 2001, it intends to propose that these restrictions, which were applicable to it as a lessee from MeriStar Hospitality, be replaced with restrictions substantially similar to the ones applicable to Doral common stock described in the section of this joint proxy statement and prospectus entitled "Description of the Capital Stock of Doral--Special Provisions in the Certificate of Incorporation--Ownership and Transfer Restrictions."

AMERICAN SKIING

    The American Skiing certificate of incorporation and bylaws contain no restrictions on the ownership or transfer of the common stock.

DORAL

    The certificate of incorporation of Doral will contain restrictions on transfer and ownership of the Doral common stock. For more information regarding these restrictions, please read the section of this joint proxy statement and prospectus entitled "Description of the Capital Stock of Doral--Special Provisions in the Certificate of Incorporation--Ownership and Transfer Restrictions."

                   DESCRIPTION OF THE CAPITAL STOCK OF DORAL

GENERAL

    Doral's authorized capital stock will consist of 300,000,000 shares, of which 299,000,000 shares will be common stock, par value $0.01 per share, and 1,000,000 shares of which will be serial preferred stock, par value $0.01 per share.

COMMON STOCK

    The holders of Doral's common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of Doral's stockholders and will not have cumulative voting rights. Holders of Doral common stock will be entitled to receive proportionately all lawful dividends as may from time to time be declared by Doral's board of directors. In the event of Doral's liquidation, dissolution or winding-up, holders of Doral common stock will be entitled to share proportionately in all of Doral's assets remaining available for distribution to those holders after payment of all of Doral's liabilities and the liquidation preference of any outstanding Doral preferred stock. Holders of Doral common stock will have no preemptive rights and will have no conversion rights. There will be no redemption provisions with respect to the common stock.

PREFERRED STOCK

    Doral's certificate of incorporation will authorize Doral's board of directors to issue one or more series of preferred stock. As permitted by the Delaware General Corporation Law, the Doral board will determine the rights, qualifications, limitations and restrictions of each series of preferred stock and set them forth in resolutions adopted by them providing for the issue of the series.

    The authorized shares of preferred stock, as well as the authorized shares of Doral common stock, will be available for issuance without further action by Doral stockholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which Doral securities may be listed or any self-regulatory organization. If the approval of Doral stockholders is not required for the issuance of shares of preferred stock or common stock, the board of directors does not intend to seek stockholder approval. The board of directors will make any determination to issue the shares based on its judgment as to Doral's best interests and the best interests of its stockholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then current market price of such shares.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION

    Doral's certificate of incorporation will contain the provisions described below. Those provisions of the certificate of incorporation may have the effect, alone or in combination with each other or with the existence of authorized but unissued common stock and any series of preferred stock, of precluding or rendering more difficult a hostile takeover, making it more difficult to remove or change the composition of Doral's incumbent board of directors and its officers, being adverse to stockholders who desire to participate in a tender offer and depriving stockholders of possible opportunities to sell their shares at temporarily higher prices.

    CLASSIFIED BOARD AND FILLING OF VACANCIES ON THE BOARD OF DIRECTORS. The certificate of incorporation will provide that the directors shall be divided into three classes, each of which shall serve a staggered three-year term, and that vacancies on Doral's board of directors that may occur between annual meetings may be filled by Doral's board of directors. In addition, this provision will specify that any director elected to fill a vacancy on Doral's board of directors will serve for the balance of the term of the replaced director.

    REMOVAL OF DIRECTORS. The certificate of incorporation will provide that directors can be removed only for cause by the affirmative vote of the holders of not less than two-thirds of Doral's total outstanding common stock.

    VOTING REQUIREMENTS FOR SOME AMENDMENTS TO THE CERTIFICATE OF INCORPORATION AND BYLAWS. Although the Delaware General Corporation Law provides that amendments to the certificate of incorporation of Doral require only a majority vote by the stockholders of Doral, Doral's certificate of incorporation will provide that some amendments to the certificate of incorporation and bylaws will require the affirmative vote of holders of two-thirds of Doral's total outstanding common stock. For a more detailed description of these provisions, please read the section of this joint proxy statement and prospectus entitled "Comparison of the Rights of Holders of American Skiing Common Stock, MeriStar Common Stock and Doral Common Stock--Amendment of the Certificate of Incorporation and Bylaws."

    OWNERSHIP AND TRANSFER RESTRICTIONS. In order for MeriStar Hospitality to maintain its qualification as a real estate investment trust, the hotels leased by its taxable subsidiary or subsidiaries effective January 1, 2001 must be operated and managed by a person that is an independent contractor within the meaning of the Internal Revenue Code. To assist Doral's hotel management subsidiary in qualifying as an independent contractor for this purpose, the Doral certificate of incorporation will provide that one or more individuals or entities who or which own shares of stock of both Doral and MeriStar Hospitality, either actually or under applicable constructive ownership rules of the Internal Revenue Code, will not be permitted to own shares of stock of Doral in excess of 35% of either the combined voting power of all outstanding voting shares or the total outstanding shares of Doral's stock if the same individuals or entities own, actually or constructively, shares of stock of MeriStar Hospitality in excess of 34.9% of the total outstanding shares of MeriStar Hospitality's stock. To the extent that any transfer of shares of Doral's stock would cause a violation of the ownership restriction, the transfer shall be void. The Doral certificate of incorporation will contain provisions designed to assist Doral in ensuring that these restrictions are complied with, including provisions pursuant to which shares of Doral that do not comply with the above limitations shall be designated as excess shares and transferred to a trust for the benefit of a charitable organization pending transfer of the shares to a person whose ownership of the shares would not violate the ownership restrictions.

TRANSFER AGENT AND REGISTRAR

    Doral's transfer agent and registrar for the common stock will be EquiServe Trust Company, N.A.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Doral will be subject to Section 203 of the Delaware General Corporation Law. For more information regarding Section 203, please read the section of this joint proxy statement and prospectus entitled "Comparison of the Rights of Holders of American Skiing Common Stock, MeriStar Common Stock and Doral Common Stock--Voting With Respect to Certain Business Combinations."

INDEMNIFICATION PROVISIONS

    Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the court determines otherwise).

    Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for:

    - Breaches of the duty of loyalty;

    - Acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law;

    - Unlawful payments of dividends, stock purchases or redemptions; or

    - Transactions from which a director derives an improper personal benefit.

Doral's certificate of incorporation contains provisions limiting the liability of the directors to Doral and to its stockholders to the full extent permitted by Delaware law.

    Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such. Doral's certificate of incorporation and bylaws provide that Doral may, to the full extent permitted by law, purchase and maintain insurance on behalf of any director, officer, employee or agent of Doral against any liability that may be asserted against him or her and Doral currently maintains such insurance. Doral will obtain liability insurance covering its directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

    Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers or persons controlling Doral pursuant to the foregoing provisions, Doral has been informed that in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

NEW 14% PREFERRED STOCK

    As part of the recapitalization of American Skiing, it will issue a new series of preferred stock to the current holders of its Series A preferred stock.

    NUMBER OF SHARES AND DESIGNATION. The new 14% preferred stock will be designated the "Series A 14% Preferred Stock," and 60,000 shares will be issuable.

    DIVIDENDS. The holders of the new 14% preferred stock will be entitled to receive, when, as and if declared by Doral's board of directors, dividends at a rate per share of 14% per year on the sum of the liquidation preference of $1,000 per share plus all then accrued and unpaid dividends. The dividends will be fully cumulative and will accrue and compound quarterly, beginning on the date of issuance, on January 1, April 1, July 1 and October 1 of each year. The dividends will be mandatorily payable in cash on August 15, 2006, or, at the option of Doral, in whole or in part on any January 1, April 1, July 1 or October 1, to holders of record as they appear on the stock transfer books of Doral on the record date for the dividends. The record date for dividends may be fixed by the Doral board no more than 60 nor less than 10 days preceding the payment date for a dividend. If the date for the payment of a dividend is not a business day, Doral is required to pay that dividend on the next business day after that date.

    Doral may not pay any dividends on any junior securities, other than dividends payable in the form of those junior securities, unless all accrued and unpaid dividends required to be paid on the new 14% preferred stock have been paid in full. Likewise, Doral may not redeem, acquire or repurchase any junior securities, so long as any shares of new 14% preferred stock are outstanding.

    LIQUIDATION, DISSOLUTION OR WINDING-UP. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of Doral, the holders of new 14% preferred stock then outstanding will be entitled to be paid out of the assets of Doral available for distribution to its stockholders after payment of any liquidation values of any securities senior in liquidation rights to the new 14% preferred stock and before any securities junior in liquidation rights to the new 14% preferred stock. If, upon any liquidation, dissolution or winding-up of Doral, the remaining assets of Doral available for distribution to its stockholders are insufficient to pay in full the liquidation values of the holders of the new 14% preferred stock and all other classes or series of stock ranking equal to it with respect to liquidation, the holders of new 14% preferred stock and, together with holders of the equally preferenced stock, will share ratably, based on their relative liquidation values, in any distribution of the remaining assets and funds of Doral. The voluntary consolidation, merger or other business combination of Doral into another entity, or the sale of all or substantially all of the assets of Doral is not a liquidation or dissolution with respect to the new 14% preferred stock.

    VOLUNTARY REDEMPTION. At anytime prior to August 15, 2006, Doral may redeem all outstanding shares of the new 14% preferred stock at a redemption price equal to the liquidation preference of $1,000 per share plus all accured and unpaid dividends.

    MANDATORY REDEMPTION. On August 15, 2006, Doral will be required to redeem all outstanding shares of the new 14% preferred stock at a redemption price equal to the liquidation preference of $1,000 per share plus all accrued and unpaid dividends. If on August 15, 2006, funds are not available to Doral for redemption of the shares of new 14% preferred stock, Doral will be required to redeem the number of shares of new 14% preferred stock that it can fully redeem, and from time to time afterwards, as soon as funds are available, Doral will be required to redeem at the redemption price shares of new 14% preferred stock until all the shares of new 14% preferred stock have been redeemed. In case of the redemption of less than all of the then outstanding new 14% preferred stock, Doral will select the shares of new 14% preferred stock to be redeemed in accordance with any method permitted by the national securities exchange on which the new 14% preferred stock is then listed. If the new 14% preferred stock is not so listed, Doral's board of directors will determine the manner in which the shares will be redeemed or will effect the redemption pro rata. Doral may not redeem less than all of the new 14% preferred stock at any time outstanding until all dividends accrued on the new 14% preferred stock have been paid.

    VOTING RIGHTS. Holders of the new 14% preferred stock are not entitled to vote on matters upon which the stockholders of the corporation may vote.

    The holders of the new 14% preferred stock will be entitled to elect two additional directors to Doral's board of directors if:

    - Doral fails to pay in full when due any dividends that have become due and payable in cash;

    - A default occurs under any indebtedness of Doral, and the default has caused at least $5.0 million of Doral's indebtedness to be accelerated; or

    - Doral or any of its subsidiaries fails to pay any principal or interest when due under any indebtedness in excess of $5.0 million.

The default voting rights of the holders of the new 14% preferred stock will expire once none of the conditions listed above exists.

    So long as shares of new 14% preferred stock are outstanding, Doral may not, without the affirmative vote or consent of the holders of at least a majority of all outstanding new 14% preferred stock, voting separately as a class:

    - Increase the number of authorized shares of new 14% preferred stock;

    - Authorize, issue or increase the authorized amount of any additional class or series of stock (including any series of preferred stock), or any security convertible into stock of such class or series, ranking on a parity with or senior to the new 14% preferred stock as to dividends or as to rights upon liquidation, dissolution or winding-up; or

    - Effect any reclassification of the new 14% preferred stock.

    PREEMPTIVE RIGHTS. The holders of new 14% preferred stock will not be entitled to any preemptive or subscription rights in respect of any securities of Doral.

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
                   INFORMATION REGARDING BENEFICIAL OWNERSHIP
                    OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS
                               OF AMERICAN SKIING


SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS OF AMERICAN SKIING



    Set forth in the following table is the beneficial ownership of common stock, Class A common stock and Series B preferred stock, as of January 31, 2001, for all directors and executive officers of American Skiing and all directors and executive officers as a group. No director or executive officer owns more than 1% of the outstanding shares of common stock (including exercisable options), with the exception of Mr. Otten, who owns approximately 9.28% of the total outstanding shares of common stock (including exercisable options) and all of the outstanding shares of Class A common stock, and Mr. Howard, who owns approximately 2.00% of the total outstanding shares of common stock (including exercisable options). All directors and executive officers together with their affiliates as a group own approximately 25.22% of the total outstanding shares of voting stock (including exercisable options). No director or executive officer, other than Mr. Otten, owns any Class A common stock. No director or executive officer other than the directors designated by the Oak Hill entities could be deemed to beneficially own any Series B preferred stock.



                                                                                                               TOTAL ALL
                                                                        CLASS A               SERIES B          VOTING
                                           COMMON STOCK(15)          COMMON STOCK          PREFERRED STOCK     STOCK(2)
                                         ---------------------   ---------------------   -------------------   ---------
DIRECTORS AND EXECUTIVE OFFICERS(1)        SHARES        %         SHARES        %        SHARES       %           %
-----------------------------------      ----------   --------   ----------   --------   --------   --------   ---------
Leslie B. Otten(3)(4)..................   1,523,333     9.28%    14,760,530    100.00%        --        --       24.47%
Christopher E. Howard(5)...............     320,450     2.00%            --        --         --        --           *
Mark J. Miller(6)......................     120,500        *             --        --         --        --           *
Blaise Carrig(6).......................      69,830        *             --        --         --        --           *
Allen Wilson(6)........................      54,896        *             --        --         --        --           *
Paul Wachter(16).......................      30,000        *             --        --         --        --           *
Gordon M. Gillies(6)...................      20,000        *             --        --         --        --           *
Robert J. Branson(7)...................      11,000        *             --        --         --        --           *
Bradford E. Bernstein(8)...............          --        *             --        --         --        --           *
Steven B. Gruber(9)....................          --        *             --        --         --        --           *
William Janes(10)......................          --        *             --        --         --        --           *
J. Taylor Crandall(11).................          --        *             --        --         --        --           *
Paul W. Whetsell(6)....................      15,000        *             --        --         --        --           *
David B. Hawkes(12)....................      18,000        *             --        --         --        --           *
Alexandra C. Hess(13)..................          --        *             --        --         --        --           *
Directors and executive officers as a
  group(14)............................   2,183,009    12.82%    14,760,530    100.00%        --        --       25.22%


--------------------------

 *  Less than one percent.

 (1) The executive officers in this table are Messrs. Otten, Howard, Wilson, Miller and Carrig.

 (2) Including shares of Series A preferred stock not held by any of the directors or executive officers of American Skiing.

 (3) Includes 660,000 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan. Also includes 30,000 shares of common stock owned by Albert Otten Trust for the benefit of Mildred Otten, as to which Mr. Otten is trustee and co-beneficiary. Does not include 20,510 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan to
     Mr. Otten's spouse, Christine Otten, as to which Mr. Otten disclaims beneficial ownership.


 (4) As of January 31, 2001, all of Mr. Otten's shares of common stock and class A common stock were pledged to secure a margin loan from ING U.S. Capital LLC, the proceeds of which were used by Mr. Otten to purchase approximately 833,333 shares of common stock in American Skiing's initial public offering on November 6, 1997.

 (5) Includes 290,360 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.


 (6) All shares of common stock beneficially owned by the person are issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.


 (7) Mr. Branson, a director of American Skiing, is a limited partner of some other Oak Hill entities. Does not include 65,000 shares of common stock issuable under exercisable options granted to Oak Hill Capital
     Management, Inc., under American Skiing's 1997 Stock Option Plan and 150,000 Series B preferred stock shares held by various Oak Hill entities. Mr. Branson disclaims beneficial ownership of the 65,000 shares of common stock and 150,000 shares of Series B preferred stock referred to above, except to the extent of his pecuniary interest in these shares. Includes 6,000 shares of common stock held by The Branson Family LLC, which Mr. Branson is the managing member of, but as to which Mr. Branson disclaims beneficial ownership and 5,000 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.



 (8) Does not include 65,000 shares of common stock issuable under exercisable options granted to Oak Hill Capital Management, Inc., under American Skiing's 1997 Stock Option Plan and 150,000 Series B preferred stock shares held by various Oak Hill entities. Mr. Bernstein, a director of American Skiing, is a limited partner of some other Oak Hill entities.
     Mr. Bernstein disclaims beneficial ownership of the 65,000 shares of common stock and 150,000 shares of Series B preferred stock referred to above, except to the extent of his pecuniary interest in these shares.



 (9) Does not include 65,000 shares of common stock issuable under exercisable options granted to Oak Hill Capital Management, Inc., under American Skiing's 1997 Stock Option Plan and 150,000 Series B preferred stock shares held by various Oak Hill entities. Mr. Gruber, a director of American Skiing, is a Manager and Vice President of OHCP MGP, LLC. OHCP MGP, LLC is the general partner of the general partner of Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. and a limited partner of other Oak Hill entities. Mr. Gruber disclaims beneficial ownership of the 65,000 shares of common stock and 150,000 shares of Series B preferred stock referred to above, except to the extent of his pecuniary interest in these shares.



(10) Does not include 65,000 shares of common stock issuable under exercisable options granted to Oak Hill Capital Management, Inc., under American Skiing's 1997 Stock Option Plan and 150,000 Series B preferred stock shares held by various Oak Hill entities. Mr. Janes, a director of American Skiing, is a limited partner of other Oak Hill entities. Mr. Janes disclaims beneficial ownership of the 65,000 shares of common stock and 150,000 shares of Series B preferred stock referred to above, except to the extent of his pecuniary interest in these shares.



(11) Does not include 65,000 shares of common stock issuable under exercisable options granted to Oak Hill Capital Management, Inc., under American Skiing's 1997 Stock Option Plan and 150,000 Series B preferred stock shares held by various Oak Hill entities. Mr. Crandall, a director of American Skiing, is a Manager and Vice President of OHCP MGP, LLC and a limited partner of other Oak Hill entities. Mr. Crandall disclaims beneficial ownership of the 65,000 shares of common stock and 150,000 shares of Series B preferred stock referred to above, except to the extent of his pecuniary interest in these shares.


(12) Includes 17,500 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.


(13) Does not include 65,000 shares of common stock issuable under exercisable options granted to Oak Hill Capital Management, Inc., under American Skiing's 1997 Stock Option Plan and 150,000 Series B preferred stock shares held by various Oak Hill entities. Ms. Hess, a director of American Skiing, is an associate with other Oak Hill entities. Ms. Hess disclaims beneficial ownership of the 65,000 shares of common stock and 150,000 shares of Series B preferred stock referred to above, except to the extent of her pecuniary interest in these shares.



(14) Includes 1,283,086 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan. Does not include 150,000 Series B preferred stock shares held by various Oak Hill entities as to which beneficial ownership is disclaimed by Messrs. Gruber, Bernstein, Crandall, Janes and Branson and Ms. Hess, except to the extent of their pecuniary interest in these shares.



(15) In computing the number of shares of common stock beneficially owned by a person, shares of common stock subject to options and warrants held by that person that are currently exercisable or that become exercisable within 60 days of January 31, 2001 are deemed outstanding. For purposes of computing the percentage of outstanding shares of common stock beneficially owned by this person, the shares of stock subject to options or warrants that are currently exercisable or that become exercisable within 60 days of January 31, 2001 are deemed to be outstanding for the person but are not deemed to be outstanding for purposes of computing the ownership percentage of any other person.


(16) Includes 17,500 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan to Mr. Wachter, and 12,500 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan to Main Street
     Advisors, Inc., in which Mr. Wachter is a principal.

INFORMATION AS TO 5% OR LARGER STOCKHOLDERS


    Set forth below is information with respect to the only persons known to American Skiing who owned beneficially more than 5% of any class of American Skiing's voting securities as of January 31, 2001.


                                                            CLASS A                SERIES B                SERIES A
                              COMMON STOCK               COMMON STOCK           PREFERRED STOCK        PREFERRED STOCK
                           BENEFICIALLY OWNED         BENEFICIALLY OWNED      BENEFICIALLY OWNED      BENEFICIALLY OWNED
                       ---------------------------   ---------------------   ---------------------   --------------------
FIVE PERCENT                               % OF                     % OF                    % OF                   % OF
STOCKHOLDERS               SHARES          CLASS       SHARES      CLASS       SHARES      CLASS      SHARES      CLASS
------------           ---------------   ---------   ----------   --------   ----------   --------   ---------   --------
Oak Hill Capital
Partners, L.P.
201 Main Street
Fort Worth, Texas
76102................        65,000(1)           *           --       --      150,000(2)    100%            --       --%

Leslie B. Otten
American Skiing
Company
P.O. Box 450
Bethel, ME 04217.....  1,523,333(3)(4)        9.31%  14,760,530    100.0             --      --             --       --

Madeleine LLC
c/o Cerberus
450 Park Avenue
New York, NY 10022...        1,352,800        8.61%          --       --             --      --       36,626(5)   100.0

State of Wisconsin
Investment
Board
P.O. Box 7842
Madison, WI 53707....        3,018,000       19.21%          --       --             --      --             --       --

                         % OF ALL
                          VOTING
                          STOCK
                       BENEFICIALLY
                          OWNED
                       ------------
FIVE PERCENT
STOCKHOLDERS
------------
Oak Hill Capital
Partners, L.P.
201 Main Street
Fort Worth, Texas
76102................     49.04%
Leslie B. Otten
American Skiing
Company
P.O. Box 450
Bethel, ME 04217.....     24.57%
Madeleine LLC
c/o Cerberus
450 Park Avenue
New York, NY 10022...      6.64%
State of Wisconsin
Investment
Board
P.O. Box 7842
Madison, WI 53707....      4.60%

------------------------------

 *  Less than one percent.

 (1) Includes 65,000 shares of common stock issuable to Oak Hill Capital Management, Inc. under exercisable options granted under American Skiing's 1997 Stock Option Plan.

 (2) Includes 2,000 shares of the Series B preferred stock owned by OHCP Ski, L.P., 7,400 shares of the Series B preferred stock owned by Oak Hill Securities Fund, L.P., and 7,400 shares of the Series B preferred stock owned by Oak Hill Securities Fund II, L.P., which together may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. As a result, each entity may be deemed to beneficially own all of the shares of Series B preferred stock owned by the other. Each of these entities disclaims beneficial ownership of the shares owned by the other. Together the Oak Hill entities beneficially own 100% of the Series B preferred stock and 48.76% of the outstanding voting stock of American Skiing.

 (3) In computing the number of shares of common stock beneficially owned by Mr. Otten, shares of common stock subject to options and warrants held by Mr. Otten that are currently exercisable or that become exercisable within 60 days of December 31, 2000 are deemed outstanding. For purposes of computing the percentage of outstanding shares of common stock beneficially owned by Mr. Otten, shares of common stock subject to options or warrants that are currently exercisable or that become exercisable within 60 days of December 31, 2000 are deemed to be outstanding but are not deemed to be outstanding for purposes of computing the ownership percentage of any other person.

 (4) Includes 660,000 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan. Also includes 30,000 shares of common stock owned by Albert Otten Trust for the benefit of Mildred Otten, as to which Mr. Otten is trustee and co-beneficiary. Does not include 20,510 shares of common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan to Mr. Otten's spouse, Christine Otten, as to which Mr. Otten disclaims beneficial ownership.

 (5) Together with accrued and unpaid dividends through December 31, 2000, the Series A preferred stock is convertible into 3,002,634 shares of common stock.

                 INFORMATION REGARDING BENEFICIAL OWNERSHIP OF
               MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF MERISTAR


INFORMATION AS TO DIRECTORS AND OFFICERS OF MERISTAR AND 5% OR LARGER
  STOCKHOLDERS



    The following table sets forth information regarding the beneficial ownership of common stock as of February 15, 2001, 2000 by (a) all persons known by MeriStar to own beneficially more than 5% of MeriStar common stock, (b) each director who is a stockholder, (c) each of the named executive officers of MeriStar, and (d) all directors and executive officers as a group.



                                                              SHARES BENEFICIALLY OWNED
                                                              --------------------------
NAME & ADDRESS OF BENEFICIAL OWNER                               NUMBER      PERCENTAGE
----------------------------------                            ------------   -----------
Keystone, Inc.(1)...........................................   6,515,696        18.1%
Franklin Resources, Inc.(2).................................   2,104,500         5.8
Wellington Management Company, LLP(3).......................   2,044,200         5.7
James A. Calder(4)..........................................      90,578           *
Daniel L. Doctoroff(5)......................................      99,874           *
John Emery(6)...............................................     217,355           *
Kent R. Hance(7)............................................      27,117           *
Steven D. Jorns(8)..........................................   1,242,264         3.3
S. Kirk Kinsell(7)..........................................       6,667           *
David E. McCaslin(9)........................................     317,228           *
James B. McCurry(7).........................................       6,667           *
John E. Plunkett(10)........................................     194,359           *
Paul W. Whetsell(11)........................................     824,986         2.3
James R. Worms(7)...........................................      46,904           *
Executive officers and directors as a group (11 persons)....   3,073,999         8.0


------------------------

 *  Represents less than 1% of the class.

 (1) Beneficial ownership information is based on the Schedule 13D/A filed by Keystone, Inc., Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Cherwell Investors, Inc., Group 31, Inc., MHX Investors, L.P., Arbor REIT, L.P., FW Hospitality, L.P., Capital Partnership, J. Taylor Crandall and Robert M. Bass, all located at 201 Main Street, Suite 3100, Fort Worth, Texas 76012, and MC Investment Corporation, Penobscot Partners, L.P., and PTJ Merchant Banking Partners, L.P., all located at 65 E. 55th Street, New York, New York 10022, filed on
     February 2, 2000.

 (2) Beneficial ownership information is based on Schedule 13A jointly filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc., all located at 777 Mariners Island Boulevard, San Mateo, California 94404, dated February 3, 2000.

 (3) Beneficial ownership information is based on the Schedule 13G filed by Wellington Management Company, LLP, located at 75 State Street, Boston, Massachusetts 02109, filed on February 14, 2000.


 (4) Includes 84,167 shares of common stock subject to vested options.



 (5) Mr. Doctoroff's beneficial holdings include 21,667 shares of common stock that have vested under options granted.



 (6) Includes 151,355 shares of common stock subject to vested options.



 (7) Includes 6,667 shares of common stock subject to vested options.



 (8) Includes 1,073,930 operating partnership units, which are convertible into 1,073,930 shares of common stock, held by Mr. Jorns and 168,334 shares of common stock subject to vested options.



 (9) Includes 229,167 shares of common stock subject to vested options.



(10) Includes 130,463 shares of common stock subject to vested options.



(11) Includes 291,667 shares of common stock subject to vested options and shares held by entities over which Mr. Whetsell has beneficial ownership within the meaning of Rule 13d-3.

                 INFORMATION REGARDING BENEFICIAL OWNERSHIP OF
                  MANAGEMENT AND CERTAIN STOCKHOLDERS OF DORAL



    The following table shows beneficial ownership of the common stock of Doral, after giving effect to the completion of the merger and the transactions related to the merger as of March 31, 2001, by beneficial owners of more than 5% of either MeriStar's or American Skiing's common equity, the current directors of American Skiing and MeriStar, the nominees to the board of directors of Doral, all directors and "named executive officers" of American Skiing as a group and all directors and "named executive officers" of MeriStar as a group. All of the share ownership amounts for the American Skiing parties and the MeriStar parties are based on the share ownership amounts for those parties listed in the tables under the captions "Information Regarding Beneficial Ownership of Management and Principal Stockholders of American Skiing" and "Information Regarding Beneficial Ownership of Management and Principal Stockholders of MeriStar." All of the share ownership amounts for the other nominees to the board of directors of Doral are based on the share ownership amounts disclosed to American Skiing and MeriStar by those persons as of January 31, 2001. No Director or executive officer of Doral will own any of the new 14% preferred stock.



                                                                SHARES BENEFICIALLY
                                                                     OWNED(17)
                                                              -----------------------
NAME                                                            NUMBER     PERCENTAGE
----                                                          ----------   ----------
HOLDERS OF 5% OR MORE OF MERISTAR'S OR AMERICAN SKIING'S
  COMMON STOCK:
  Oak Hill Capital Partners, L.P., and certain related
  entities(1)...............................................  97,341,488      52.50%
  Leslie B. Otten(13).......................................  16,283,863       9.05%
  Franklin Resources, Inc...................................   3,682,875       2.05%
  Wellington Management Company, LLP........................   3,577,350       1.99%
  Madeleine, LLC............................................   4,354,397       2.43%
  State of Wisconsin Investment Board.......................   3,018,000       1.68%
CURRENT DIRECTORS OF AMERICAN SKIING(18)
  Robert J. Branson(3)......................................      12,488          *
  Bradford E. Bernstein(4)..................................           0          *
  J. Taylor Crandall(5).....................................   1,803,363       1.01%
  Gordon Gillies(7).........................................      20,000          *
  Steven B. Gruber(8).......................................           0          *
  David B. Hawkes(9)........................................      18,000          *
  Alexandra C. Hess(10).....................................           0          *
  William Janes(11).........................................           0          *
  Paul Wachter(14)..........................................      30,000          *
CURRENT DIRECTORS OF MERISTAR
  Steven D. Jorns(12).......................................   2,173,962       1.20%
  Daniel L. Doctoroff(6)....................................     174,780          *
  Paul W. Whetsell(15)......................................   1,458,726          *
  Kent R. Hance(19).........................................      47,455          *
  S. Kirk Kinsell(20).......................................      11,667          *
  David E. McCaslin(21).....................................     555,149          *
  James B. McCurry(22)......................................      11,667          *
  James R. Worms(23)........................................      82,082          *
NOMINEES FOR DIRECTORS OF DORAL
  Anne L. Raymond(2)........................................           0          *
ALL DIRECTORS AND "NAMED EXECUTIVE OFFICERS" OF AMERICAN
  SKIING AS A GROUP(16).....................................  20,192,115      11.15%
ALL DIRECTORS AND "NAMED EXECUTIVE OFFICERS" OF MERISTAR AS
  A GROUP(24)...............................................   5,315,750       2.90%


------------------------


*   Less than one percent

(1) Includes 65,000 shares of Doral common stock issuable to Oak Hill Capital Management, Inc. under currently exercisable options granted under American Skiing's 1997 Stock Option Plan. Also includes 6,000,000 shares of Doral common stock issuable upon exercise of warrants required to be issued in connection with the recapitalization.



(2) Ms. Raymond is a nominee for a director of Doral.



(3) Mr. Branson is an American Skiing director. Includes 999,123 shares of Doral common stock held by OHCP Ski, L.P. Mr. Branson is a limited partner of some other Oak Hill entities, and disclaims beneficial ownership of the 999,123 shares of Doral common stock held by OHCP Ski, L.P., except to the extent of his pecuniary interest in these shares. Also includes 6,000 shares of Doral common stock held by The Branson Family LLC, which Mr. Branson is the managing member of, but as to which Mr. Branson disclaims beneficial ownership and 5,000 shares of Doral common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.



(4) Mr. Bernstein is an American Skiing director and a nominee for director of Doral. Mr. Bernstein is a limited partner of some other Oak Hill entities. Mr. Bernstein disclaims beneficial ownership of the Doral common stock owned by Oak Hill and related entities referred to above except to the extent of his pecuniary interest in these shares.



(5) Mr. Crandall is an American Skiing director and a nominee for director of Doral. Mr. Crandall is a Manager and Vice President of OHCP MGP, LLC and a limited partner of some other Oak Hill entities. Mr. Crandall disclaims beneficial ownership of the Doral common stock owned by Oak Hill and related entities referred to above except to the extent of his pecuniary interest in these shares. Mr. Crandall holds voting and dispositive power with respect to the Doral shares listed in his capacity as (i) president and sole shareholder of Acadia MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 61,912 shares of MeriStar common stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc., with respect to 4,067 shares of MeriStar common stock, (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 204,514 shares of MeriStar common stock, and (iv) sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 764,067 shares of MeriStar common stock.



(6) Mr. Doctoroff is a MeriStar director and a nominee for director of Doral. Includes 37,917 shares of Doral common stock issuable under exercisable options granted to Mr. Doctoroff under MeriStar's stock option plan.
    Mr. Doctoroff is a limited partner of some other Oak Hill entities.
    Mr. Doctoroff disclaims beneficial ownership of the Doral common stock held by various Oak Hill entities except to the extent of his pecuniary interest in these shares.



(7) Mr. Gillies is an American Skiing director. All shares of Doral common stock beneficially owned by Mr. Gillies are issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.



(8) Mr. Gruber is an American Skiing director and a nominee for director of Doral. Mr. Gruber is a Manager and Vice President of OHCP MGP, LLC., which is the general partner of the general partner of Oak Hill Capital Partners, L.P. and Oak Hill Capital Management Partners, L.P. and a limited partner of other Oak Hill entities. Mr. Gruber disclaims beneficial ownership of the Doral common stock owned by Oak Hill and related entities referred to above except to the extent of his pecuniary interest in these shares.



(9) Mr. Hawkes is an American Skiing director and a nominee for director of Doral. Includes 17,500 shares of Doral common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.



(10) Ms. Hess is an American Skiing director. Ms. Hess is an employee with other Oak Hill entities. Ms. Hess disclaims beneficial ownership of the Doral common stock owned by Oak Hill and related entities referred to above except to the extent of her pecuniary interest in these shares.

(11) Mr. Janes is an American Skiing director. Mr. Janes is a limited partner of some Oak Hill entities. Mr. Janes disclaims beneficial ownership of the Doral common stock owned by Oak Hill and related entities referred to above except to the extent of his pecuniary interest in these shares.



(12) Mr. Jorns is a MeriStar director and a nominee for director of Doral. Includes 294,584 shares of Doral common stock issuable under exercisable options granted to Mr. Jorns under MeriStar's stock option plan and operating partnership units convertible into 1,879,378 shares of Doral common stock.



(13) Mr. Otten is an American Skiing director and a nominee for director of Doral. Includes 660,000 shares of Doral common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan.



(14) Mr. Wachter is an American Skiing director and a nominee for director of Doral. Includes 17,500 shares of Doral common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan to Mr. Wachter, and 12,500 shares of Doral common stock issuable under exercisable options granted under American Skiing's 1997 Stock Option Plan to Main Street Advisors, Inc., in which Mr. Wachter is a principal.



(15) Mr. Whetsell is an American Skiing director, a MeriStar director and a nominee for director of Doral. Includes 15,000 shares of Doral common stock issuable under exerciseable options granted under American Skiing's 1997 Stock Option Plan. Also includes 510,417 shares of Doral common stock issuable under exercisable options granted under MeriStar's Incentive Plan.



(16) Includes 1,793,503 shares of Doral common stock issuable under exercisable options granted under either MeriStar's stock option plan or American Skiing's 1997 Stock Option Plan. Also includes 6,000,000 shares of Doral common stock issuable under exercisable warrants issued to Oak Hill Capital Partners, L.P. in connection with the recapitalization. American Skiing executive officers for purposes of this calculation are Messrs. Howard, Miller, Carrig and Wilson.



(17) In computing the number of shares of common stock beneficially owned by a person, shares of common stock subject to options and warrants held by that person that are currently exercisable or that become exercisable within 60 days of January 31, 2001 are deemed outstanding. For purposes of computing the percentage of outstanding shares of common stock beneficially owned by such person, such shares of stock subject to options or warrants that are currently exercisable or that become exercisable within 60 days of January 31, 2001 are deemed to be outstanding for such person but are not deemed to be outstanding for purposes of computing the ownership percentage of any other person.



(18) Messrs. Otten and Whetsell, who are also directors of American Skiing, are listed elsewhere on this table.



(19) Includes 11,667 shares of Doral common stock issuable under exercisable options granted to Mr. Hance under MeriStar's Incentive Plan.



(20) Includes 401,042 shares of Doral common stock issuable under exercisable options granted to Mr. McCaslin under MeriStar's Incentive Plan.



(21) Includes 11,667 shares of Doral common stock issuable under exercisable options granted to Mr. Kinsell under MeriStar's Incentive Plan.



(22) Mr. McCurry is a MeriStar director and a nominee for director of Doral. Includes 11,667 shares of Doral common stock issuable under exercisable options granted to Mr. McCurry under MeriStar's Incentive Plan.



(23) Includes 11,667 shares of Doral common stock issuable under exercisable options granted to Mr. Worms under MeriStar's Incentive Plan.



(24) Includes 1,946,104 shares of Doral common stock issuable under exercisable options granted under MeriStar's Incentive Plan and American Skiing's 1997 Stock Option Plan. Also includes operating partnership units convertible into 1,879,378 shares of Doral common stock. MeriStar's executive officers for purposes of this calculation are Messrs. Emery, Calder, McCaslin and Plunkett.

                                 LEGAL MATTERS

    The legality of the shares of common stock of Doral offered to holders of MeriStar common stock by this joint proxy statement and prospectus will be passed upon for Doral by Shearman & Sterling, New York, New York. An opinion as to certain federal income tax consequences of the merger will be rendered for MeriStar by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                    EXPERTS

    The audited consolidated financial statements of American Skiing for the fiscal years ended July 30, 2000 and July 25, 1999, included in this joint proxy statement and prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.


    The consolidated financial statements of American Skiing for the year ended July 26, 1998 included in this joint proxy statement and prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


    The financial statements of MeriStar Hotels & Resorts, Inc. as of
December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 have been included in this joint proxy statement and prospectus in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    American Skiing and MeriStar each file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by American Skiing or MeriStar at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, DC 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website maintained by the SEC at "http://www.sec.gov."

    American Skiing has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the issuance of the shares of its common stock in connection with the merger to MeriStar stockholders. This joint proxy statement and prospectus is a part of the registration statement and constitutes a prospectus of American Skiing for the issuance of that common stock. As permitted by SEC rules, this joint proxy statement and prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

    You should rely only on the information contained in this joint proxy statement and prospectus in making your decision about how to vote on the approval and adoption of the merger agreement. Neither American Skiing nor MeriStar has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement and prospectus. You should not assume that the information in this joint proxy statement and prospectus is accurate as of any other date than the date set forth on the cover and should view neither the mailing of this joint proxy statement and prospectus to stockholders nor the issuance of American Skiing common stock in the merger as implying otherwise.

                              FINANCIAL STATEMENTS

                            AMERICAN SKIING COMPANY


                                                                   PAGE(S)
                                                              -----------------
Condensed Consolidated Statement of Operations--13 weeks
  ended October 29, 2000 and 13 weeks ended October 24, 1999
  (unaudited)...............................................                F-2
Condensed Consolidated Balance Sheets--October 29, 2000
  (unaudited) and July 30, 2000.............................                F-3
Condensed Consolidated Statements of Cash Flows--13 weeks
  ended October 29, 2000 and 13 weeks ended October 24, 1999
  (unaudited)...............................................                F-4
Notes to (unaudited) Condensed Consolidated Financial
  Statements................................................           F-5--F-7
Report of Independent Accountants...........................           F-8--F-9
Consolidated Balance Sheets--July 30, 2000 and July 25,
  1999......................................................               F-10
Consolidated Statements of Operations--Years ended July 30,
  2000, July 25, 1999, July 26, 1998 and July 27, 1997......               F-11
Consolidated Statements of Changes in Stockholders'
  Equity--Years ended July 30, 2000, July 25, 1999 and
  July 26, 1998.............................................               F-12
Consolidated Statements of Cash Flows--Years ended July 30,
  2000, July 25, 1999 and July 26, 1998.....................               F-13
Notes to Consolidated Financial Statements..................         F-14--F-43

                       MERISTAR HOTELS & RESORTS, INC.

Condensed Consolidated Balance Sheets--September 30, 2000
  (unaudited) and December 31, 1999.........................               F-44
Condensed Consolidated Statements of Operations--Three
  months ended September 30, 2000 and 1999 and nine months
  ended September 30, 2000 and 1999 (unaudited).............               F-45
Condensed Consolidated Statements of Cash Flows--Nine months
  ended September 30, 2000 and 1999 (unaudited).............               F-46
Notes to Condensed Consolidated Financial Statements
  (unaudited)--September 30, 2000...........................         F-47--F-53
Independent Auditors' Report................................               F-54
Consolidated Balance Sheets--December 31, 1999 and 1998.....               F-55
Consolidated Statements of Operations--Years ended
  December 31, 1999, 1998,
  and 1997..................................................               F-56
Consolidated Statements of Stockholders' Equity and Owners'
  Equity--Years ended December 31, 1999, 1998, and 1997.....               F-57
Consolidated Statements of Cash Flows--Years ended
  December 31, 1999, 1998,
  and 1997..................................................               F-58
Notes to Consolidated Financial Statements--December 31,
  1999, 1998 and 1997.......................................         F-59--F-74

                    AMERICAN SKIING COMPANY AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               13 WEEKS ENDED     13 WEEKS ENDED
                                                              OCTOBER 29, 2000   OCTOBER 24, 1999
                                                              ----------------   ----------------
                                                                          (UNAUDITED)
Net revenues:
  Resort....................................................     $   20,912         $   20,806
  Real estate...............................................         27,216              2,549
                                                                 ----------         ----------
    Total net revenues......................................         48,128             23,355
Operating expenses:
  Resort....................................................         30,343             29,015
  Real estate...............................................         23,578              3,284
  Marketing, general and administrative.....................         10,443             10,753
  Depreciation and amortization.............................          4,002              3,202
                                                                 ----------         ----------
    Total operating expenses................................         68,366             46,254
                                                                 ----------         ----------
Loss from operations........................................        (20,238)           (22,899)
  Interest expense..........................................         12,319              7,966
                                                                 ----------         ----------
Loss before benefit from income taxes.......................        (32,557)           (30,865)
  Benefit from income taxes.................................        (11,558)            (9,052)
                                                                 ----------         ----------
Loss before extraordinary item and accounting change........        (20,999)           (21,813)
  Extraordinary loss, net of tax benefit of $396............             --                621
  Cumulative effect of accounting change, net of taxes of
    $1,538 and ($449) (Note 2)..............................         (2,509)               704
                                                                 ----------         ----------
Loss before preferred stock dividends.......................        (18,490)           (23,138)
  Accretion of discount and dividends accrued on mandatorily
    redeemable preferred stock..............................          5,686              4,816
                                                                 ----------         ----------
Net loss available to common shareholders...................     $  (24,176)        $  (27,954)
                                                                 ==========         ==========

Accumulated deficit, beginning of period....................     $  (84,763)        $  (32,311)

Net loss available to common shareholders...................        (24,176)           (27,954)
                                                                 ----------         ----------

Accumulated deficit, end of period..........................     $ (108,939)        $  (60,265)
                                                                 ==========         ==========

BASIC AND DILUTED LOSS PER COMMON SHARE (NOTE 3)
Loss from continuing operations.............................     $    (0.87)        $    (0.88)
Extraordinary loss, net of taxes............................             --              (0.02)
Cumulative effect of change in accounting principle, net of
  taxes.....................................................           0.08              (0.02)
                                                                 ----------         ----------
Net loss available to common shareholders...................     $    (0.79)        $    (0.92)
                                                                 ==========         ==========

Weighted average common shares outstanding--basic and
  diluted...................................................     30,469,163         30,286,773
                                                                 ==========         ==========

     See accompanying notes to (unaudited) Condensed Consolidated Financial
                                  Statements.

                    AMERICAN SKIING COMPANY AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              OCTOBER 29,    JULY 30,
                                                                 2000          2000
                                                              -----------   -----------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 14,044      $ 10,085
  Restricted cash...........................................      7,286         7,424
  Accounts receivable.......................................     13,962         8,176
  Inventory.................................................     14,445        10,200
  Prepaid expenses..........................................     10,348         8,092
  Deferred income taxes.....................................      1,664         1,566
                                                               --------      --------
    Total current assets....................................     61,749        45,543

Property and equipment, net.................................    570,593       534,078
Real estate developed for sale..............................    187,537       222,660
Goodwill....................................................     74,471        75,003
Intangible assets...........................................     21,861        22,055
Deferred financing costs....................................     14,601        10,844
Other assets................................................     26,203        16,595
                                                               --------      --------
    Total assets............................................   $957,015      $926,778
                                                               ========      ========
LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
  AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $ 93,826      $ 58,508
  Current portion of subordinated notes and debentures......        525           525
  Accounts payable and other current liabilities............     71,662        70,957
  Deposits and deferred revenue.............................     40,348        15,930
                                                               --------      --------
    Total current liabilities...............................    206,361       145,920

Long-term debt, excluding current portion (Note 5)..........    235,087       249,841
Subordinated notes and debentures, excluding current
  portion...................................................    126,882       126,810
Other long-term liabilities.................................     30,186        17,494
Deferred income taxes.......................................     (9,696)          200
                                                               --------      --------
    Total liabilities.......................................    588,820       540,265

Mandatorily Redeemable 10 1/2% Preferred Stock, par value of
  $1,000 per share; 40,000 shares authorized; 36,626 shares
  issued and outstanding; including cumulative dividends
  (redemption value of $50,013 and $48,706, respectively)...     50,013        48,706
Mandatorily Redeemable 8 1/2% Series B Preferred Stock, par
  value of $1,000 per share; 150,000 shares authorized,
  issued and outstanding; including cumulative dividends
  (redemption value of $166,354 and $162,865,
  respectively).............................................    156,684       152,310

Shareholders' Equity:
  Common stock, Class A, par value of $.01 per share;
    15,000,000 shares authorized; 14,760,530 issued and
    outstanding.............................................        148           148
  Common stock, par value of $.01 per share; 100,000,000
    shares authorized; 15,708,633 issued and outstanding....        157           157
  Additional paid-in capital................................    270,094       269,955
  Other comprehensive income................................         38            --
  Accumulated deficit.......................................   (108,939)      (84,763)
                                                               --------      --------
    Total shareholders' equity..............................    161,498       185,497
                                                               --------      --------
    Total liabilities, mandatorily redeemable preferred
      stock
      and shareholders' equity..............................   $957,015      $926,778
                                                               ========      ========

     See accompanying notes to (unaudited) Condensed Consolidated Financial
                                  Statements.

                    AMERICAN SKIING COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               13 WEEKS ENDED     13 WEEKS ENDED
                                                              OCTOBER 29, 2000   OCTOBER 24, 1999
                                                              ----------------   ----------------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................      $(18,490)          $(23,138)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................         4,002              3,202
  Amortization of discount on debt..........................            96                 88
  Deferred income taxes.....................................        (9,994)            (9,897)
  Stock compensation charge.................................           123                126
  Extraordinary loss........................................            --              1,017
  Cumulative effect of change in accounting principle.......        (4,047)             1,153
  Gain on sale of assets....................................           (64)            (1,402)
  Decrease (increase) in assets:
    Restricted cash.........................................           138             (2,461)
    Accounts receivable.....................................        (5,786)            (2,099)
    Inventory...............................................        (4,245)            (1,140)
    Prepaid expenses........................................        (2,255)            (1,645)
    Real estate developed for sale..........................         8,883            (53,251)
    Other assets............................................        (3,051)               785
  Increase in liabilities:
    Accounts payable and other current liabilities..........           705              5,011
    Deposits and deferred revenue...........................        24,416             19,124
    Other long-term liabilities.............................         4,558                  5
    Other, net..............................................             2                 (7)
                                                                  --------           --------
Net cash used in operating activities.......................        (5,009)           (64,529)
                                                                  --------           --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................       (12,972)            (6,496)
  Proceeds from sale of assets..............................            91              9,102
                                                                  --------           --------
Net cash provided by (used in) investing activities.........       (12,881)             2,606
                                                                  --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of mandatorily redeemable
    securities..............................................            --            136,732
  Net repayment of Senior Credit Facility...................        25,200           (106,186)
  Proceeds from long-term debt..............................            --                180
  Proceeds from non-recourse real estate debt...............        15,975             40,826
  Repayment of long-term debt...............................          (742)            (3,334)
  Repayment of non-recourse real estate debt................       (17,498)            (2,032)
  Deferred financing costs..................................        (1,097)            (3,609)
  Repayment of demand note, Principal Shareholder...........            --             (1,830)
  Other, net................................................            11                 --
                                                                  --------           --------
Net cash provided by financing activities...................        21,849             60,747
                                                                  --------           --------

Net increase (decrease) in cash and cash equivalents........         3,959             (1,176)
Cash and cash equivalents, beginning of period..............        10,085              9,003
                                                                  --------           --------
Cash and cash equivalents, end of period....................      $ 14,044           $  7,827
                                                                  ========           ========

SUPPLEMENTARY DISCLOSURE OF NON-CASH ITEM:
Non-cash transfer of real estate developed for sale to fixed
  assets....................................................      $ 26,239           $     --

     See accompanying notes to (unaudited) Condensed Consolidated Financial
                                  Statements.

                    AMERICAN SKIING COMPANY AND SUBSIDIARIES

        NOTES TO (UNAUDITED) CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    1. GENERAL. American Skiing Company (the "Parent") is organized as a holding company and operates through various subsidiaries (together with the Parent, the "Company"). The Company's fiscal year is a fifty-two week or fifty-three week period ending on the last Sunday of July. Fiscal 2001 is a fifty-two week reporting period with each quarter consisting of 13 weeks. Fiscal 2000 was a fifty-three week reporting period with the second quarter consisting of 14 weeks and all other quarters consisting of 13 weeks. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

    Results for interim periods are not indicative of the results expected for the year due to the seasonal nature of the Company's business. The unaudited condensed consolidated financial statements should be read in conjunction with the following notes and the Company's consolidated financial statements in its Form 10-K, filed with the Securities and Exchange Commission on October 26, 2000. Certain amounts in the prior year's unaudited condensed consolidated financial statements and the audited financial statements as filed in the Company's Form 10-K have been reclassified to conform to the current period presentation.

    2. ACCOUNTING CHANGE. In the first quarter of fiscal 2001, the Company changed its method of accounting for interest rate swaps in accordance with its adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133--AN AMENDMENT OF FASB STATEMENT
NO. 133 and SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES--AN AMENDMENT OF FASB STATEMENT NO. 133 (collectively, SFAS 133 as amended).

    SFAS 133 as amended and SFAS 138 require that derivatives be recorded on the balance sheet as an asset or liability at fair value. The Company has entered into three interest rate swap agreements that do not qualify for hedge accounting under SFAS 133 as amended. As of July 30, 2000, the Company had $8.6 million recorded in Other Long Term Liabilities in the accompanying Consolidated Balance Sheet and had been recording the net effect of the anticipated $2.1 million in interest savings from these agreements on a straight-line basis over the life of the agreements through the income statement. Upon adoption of SFAS 133 as amended, the fair value of these swaps was recorded as a $6.5 million asset and an $11.1 million liability, with a corresponding $4.6 million entry to cumulative effect of accounting change in earnings. The $8.6 million recorded in Other Long Term Liabilities was also recognized through a cumulative effect of accounting change in earnings, resulting in a net cumulative effect of accounting change of $4.0 million (before a $1.5 million provision for income taxes). Subsequent changes in the fair values of the swaps are being recorded through the income statement as an adjustment to interest expense.

CASH FLOW HEDGES

    The Company has also entered into two interest rate swap agreements, with a total notional amount of $75 million, which have been designated as cash flow hedges of variable future cash flows associated with the interest on the Senior Credit Facility. Upon adoption of SFAS 133 as amended, the fair value of these swaps of $0.3 million has been recorded as an asset on the balance sheet with a corresponding credit of $0.2 million, after taxes, to other comprehensive income. Subsequent changes in fair value of the swaps will be recorded through other comprehensive income, except for changes

                    AMERICAN SKIING COMPANY AND SUBSIDIARIES related to ineffectiveness during the period these instruments are designated as hedges. The Company does not currently anticipate ineffectiveness under these hedges.

    3. LOSS PER COMMON SHARE. Loss per common share for the 13 weeks ending October 29, 2000 and October 24, 1999, respectively, were determined based on the following data (in thousands):

                                                          13 WEEKS ENDED     13 WEEKS ENDED
                                                         OCTOBER 29, 2000   OCTOBER 24, 1999
                                                         ----------------   ----------------
                         LOSS
Loss before preferred stock dividends and accretion and
  extraordinary items..................................      $(20,999)          $(21,813)
Accretion of discount and dividends accrued on
  mandatorily redeemable preferred stock...............         5,686              4,816
                                                             --------           --------
Loss before extraordinary items........................       (26,685)           (26,629)
Extraordinary loss, net of taxes.......................            --                621
Cumulative effect of accounting changes, net of
  taxes................................................        (2,509)               704
                                                             --------           --------
Net loss available to common shareholders..............      $(24,176)          $(27,954)
                                                             ========           ========
                        SHARES
Weighted average shares outstanding--basic and
  diluted..............................................        30,469             30,287
                                                             ========           ========

    The Company has outstanding 186,626 shares of convertible preferred stock (represented by two separate classes) at October 29, 2000 and October 24, 1999, respectively. These shares are convertible into shares of the Company's common stock. The common stock shares into which these securities are convertible have not been included in the dilutive share calculation as the impact of their inclusion would be anti-dilutive. The Company also has 2,128,763 and 3,041,844 exercisable options outstanding to purchase shares of its common stock under the Company's stock option plan as of October 29, 2000 and October 24, 1999, respectively. These shares are also excluded from the dilutive share calculation as the impact of their inclusion would also be anti-dilutive.

    4. SEGMENT INFORMATION. The Company currently operates in two business segments, Resort and Real Estate. The Company's Resort revenues are derived from a wide variety of sources including lift ticket sales, food and beverage, retail sales including rental and repair, skier development, lodging and property management, golf, other summer activities and miscellaneous revenue sources. The Company's Real Estate revenues are derived from the sale and leasing of interests in real estate development projects undertaken by the Company at its resorts and the sale of other real property interests. Revenues and operating profits for each of the two reporting segments are as follows:

                                                  13 WEEKS ENDED     13 WEEKS ENDED
                                                 OCTOBER 29, 2000   OCTOBER 24, 1999
                                                 ----------------   ----------------
                                                           (IN THOUSANDS)
Revenues:
  Resorts......................................      $ 20,912           $ 20,806
  Real Estate..................................        27,216              2,549
                                                     --------           --------
Total..........................................      $ 48,128           $ 23,355
                                                     --------           --------
Loss before benefit from income taxes:
  Resorts......................................      $(29,949)          $(28,090)
  Real Estate..................................        (2,608)            (2,775)
                                                     --------           --------
Total..........................................      $(32,557)          $(30,865)
                                                     --------           --------

                    AMERICAN SKIING COMPANY AND SUBSIDIARIES

    5. LONG-TERM DEBT. On July 31, 2000, the Company entered into a Second Amended and Restated Credit Agreement between its principal real estate development subsidiary, American Skiing Company Resort Properties, Inc. ("Resort Properties"), Fleet National Bank and the lenders party thereto (the "Amended Real Estate Term Facility"). This fully syndicated $73 million facility replaced Resort Properties' previous un-syndicated $58 million Real Estate development term loan facility. The Amended Real Estate Term Facility is collateralized by security interests in, and mortgages on, substantially all of Resort Properties' assets, which primarily consist of undeveloped real property and the stock of its real estate development subsidiaries, including Grand Summit Resort Properties.

    The Amended Real Estate Term Facility is comprised of three tranches, each with separate interest rates and maturity dates. Tranche A has a maximum principal amount of $35 million, bears interest at a variable rate equal to the Fleet National Bank's Base Rate plus 8.25% (payable monthly in arrears) and matures on December 31, 2002. Tranche B has a maximum principal amount of $25 million, bears interest at a fixed rate of 25% per annum and matures on December 31, 2003. Interest calculated at 18% per annum for Tranche B is payable monthly in arrears. The remaining 7% per annum accrues, is added to the principal balance of Tranche B and bears interest at 25% per annum, compounded annually. Tranche C has a maximum principal amount of $13 million, bears interest at an effective rate of 25% per annum and matures on December 31, 2005. Interest accrues, is added to the principal balance of Tranche C and compounds semi-annually.

    Tranche C of the Amended Real Estate Term Facility was purchased by Oak Hill Capital Partners, L.P, which, together with certain of its affiliates, is also the holder of the Company's Series B Preferred Stock. In connection with this $13 million investment, the Company entered into a Securities Purchase Agreement with Oak Hill, dated as of July 31, 2000, pursuant to which the Company has agreed to either (i) issue warrants to Oak Hill for 6,000,000 shares of ASC common stock with an exercise price of $2.50 per share or (ii) issue to Oak Hill common stock in Resort Properties representing approximately 15% of the voting interest in Resort Properties. The purchase price of the warrants (or Resort Properties common stock, as applicable) was $2 million. The Tranche C portion of this facility is being carried at a discount due to the relative fair values of the warrants issued to Oak Hill and the total Tranche C borrowings. As of October 29, 2000, $5.5 million had been drawn down under Tranche C, with a carrying value of $3.1 million.

    In addition, the Series B Agreement, dated August 9, 1999, was amended as of July 31, 2000 to provide, among other things: (i) that Oak Hill will have the right to elect six members of the Company's Board of Directors, provided that Oak Hill maintains certain ownership levels; (ii) that Mr. Otten will have the right to elect two members to the Board, provided that he maintains certain ownership levels; and (iii) that Mr. Otten will have the right to serve on the executive committee of the Board and on the boards of directors of material subsidiaries of ASC. As of July 31, 2000, Oak Hill would own 54.9% of the 67,546,455 shares of common stock of the Company that would be outstanding if all the shares of the Series B Preferred Stock were converted and if all of the Warrants were exercised.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Shareholders of American Skiing Company:

    We have audited the accompanying consolidated balance sheets of American Skiing Company and its subsidiaries as of July 30, 2000 and July 25, 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of American Skiing Company and its subsidiaries as of July 26, 1998, were audited by other auditors whose report dated October 14, 1998, expressed an unqualified opinion on those statements.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Skiing Company and subsidiaries as of July 30, 2000 and July 25, 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                      //Arthur Andersen LLP//

Boston, MA
October 3, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of American Skiing Company:

    In our opinion, the accompanying consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of American Skiing Company for the year ended July 26, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, MA
October 14, 1998

                            AMERICAN SKIING COMPANY

                          CONSOLIDATED BALANCE SHEETS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               JULY 30,      JULY 25,
                                                                 2000          1999
                                                              -----------   -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 10,085      $  9,003
  Restricted cash...........................................      7,424         6,628
  Accounts receivable.......................................      8,176         6,474
  Inventory.................................................     10,200        10,837
  Prepaid expenses..........................................      8,092         5,309
  Deferred income taxes.....................................      1,566         4,273
                                                               --------      --------
    Total current assets....................................     45,543        42,524

  Property and equipment, net...............................    534,078       529,154
  Real estate developed for sale............................    222,660       207,745
  Goodwill..................................................     75,003        76,672
  Intangible assets.........................................     22,055        22,987
  Deferred financing costs..................................     10,844         9,279
  Other assets..............................................     16,595        19,141
                                                               --------      --------
    Total assets............................................   $926,778      $907,502
                                                               ========      ========

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK AND
  SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................   $ 58,508      $ 60,882
  Current portion of subordinated notes and debentures......        525           673
  Accounts payable and other current liabilities............     70,957        77,951
  Deposits and deferred revenue.............................     15,930        20,850
                                                               --------      --------
    Total current liabilities...............................    145,920       160,356

  Long-term debt, excluding current portion.................    249,841       313,844
  Subordinated notes and debentures, excluding current
    portion.................................................    126,810       127,062
  Other long-term liabilities...............................     17,494        15,687
  Deferred income taxes.....................................        200        10,062
                                                               --------      --------
    Total liabilities.......................................    540,265       627,011

Mandatorily Redeemable 10 1/2% Series A Preferred Stock par
  value $1,000 per share; 40,000 shares authorized; 36,626
  issued and outstanding; including cumulative dividends in
  arrears (redemption value of $48,706 at July 30, 2000 and
  $43,836 at July 25, 1999).................................     48,706        43,836
Mandatorily Redeemable 8 1/2% Series B Preferred Stock par
  value $1,000 per share; 150,000 shares authorized, issued
  and outstanding; including cumulative dividends in arrears
  (redemption value of $162,865 at July 30, 2000)...........    152,310            --

Shareholders' Equity:
  Common stock, Class A, par value $.01 per share;
    15,000,000 shares authorized; 14,760,530 issued and
    outstanding at July 30, 2000 and
    July 25, 1999, respectively.............................        148           148
  Common stock, par value of $.01 per share; 100,000,000
    shares authorized; 15,708,633 and 15,526,243 issued and
    outstanding at July 30, 2000 and July 25, 1999,
    respectively............................................        157           155
  Additional paid-in capital................................    269,955       268,663
  Accumulated deficit.......................................    (84,763)      (32,311)
                                                               --------      --------
    Total shareholders' equity..............................    185,497       236,655
                                                               --------      --------
    Total liabilities, mandatorily redeemable preferred
      stock and
      shareholders' equity..................................   $926,778      $907,502
                                                               ========      ========

          See accompanying notes to consolidated financial statements.

                            AMERICAN SKIING COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               YEAR ENDED
                                                              ---------------------------------------------
                                                              JULY 30, 2000   JULY 25, 1999   JULY 26, 1998
                                                              -------------   -------------   -------------
NET REVENUES:
  Resort....................................................    $292,077        $292,558        $277,574
  Real estate...............................................     132,063          24,492          60,992
                                                                --------        --------        --------
    Total net revenues......................................     424,140         317,050         338,566
                                                                --------        --------        --------

OPERATING EXPENSES:
  Resort....................................................     203,902         198,231         171,246
  Real estate...............................................     123,837          26,808          43,554
  Marketing, general and administrative.....................      49,405          51,434          40,058
  Stock compensation charge.................................          --              --          14,254
  Depreciation and amortization.............................      47,028          44,202          37,965
                                                                --------        --------        --------
    Total operating expenses................................     424,172         320,675         307,077
                                                                --------        --------        --------

Income (loss) from operations...............................         (32)         (3,625)         31,489

Interest expense............................................      35,906          39,382          34,575
                                                                --------        --------        --------
Loss before benefit from income taxes and minority interest
  in loss of subsidiary.....................................     (35,938)        (43,007)         (3,086)

Benefit from income taxes...................................      (5,805)        (15,057)           (774)
Minority interest in loss of subsidiary.....................          --              --            (445)
                                                                --------        --------        --------

Loss before extraordinary item and cumulative effect of
  accounting change.........................................     (30,133)        (27,950)         (1,867)

Extraordinary loss (net of applicable income taxes $396, $0
  and $3,248, respectively) (See Notes 6 & 7)...............         621              --           5,081
Cumulative effect of accounting change (net of applicable
  taxes of $449) (See Note 2)...............................         704              --              --
                                                                --------        --------        --------

Loss before preferred stock dividends.......................     (31,458)        (27,950)         (6,948)

Accretion of discount and dividends accrued on mandatorily
  redeemable preferred stock................................      20,994           4,372           5,346
                                                                --------        --------        --------

Net loss available to common shareholders...................    $(52,452)       $(32,322)       $(12,294)
                                                                ========        ========        ========

BASIC AND DILUTED LOSS PER SHARE:
Loss before extraordinary items and cumulative effect of
  accounting change.........................................    $  (1.69)       $  (1.07)       $  (0.28)
Extraordinary loss, net of taxes............................       (0.02)             --           (0.20)
Cumulative effect of accounting change, net of taxes........       (0.02)             --              --
                                                                --------        --------        --------
Net loss available to common shareholders...................    $  (1.73)       $  (1.07)       $  (0.48)
                                                                ========        ========        ========
Weighted average shares outstanding.........................      30,393          30,286          25,809
                                                                ========        ========        ========

          See accompanying notes to consolidated financial statements.

                            AMERICAN SKIING COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                  CLASS A                         RETAINED
                                       COMMON STOCK            COMMON STOCK        ADDITIONAL     EARNINGS
                                   ---------------------   ---------------------    PAID-IN     (ACCUMULATED
                                     SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL       DEFICIT)      TOTAL
                                   ----------   --------   ----------   --------   ----------   ------------   --------
Balance at July 27, 1997.........          --     $ --     14,760,530     $ 10      $  2,786      $ 12,305     $ 15,101
Shares issued pursuant to initial
  public offering................  14,750,000      148             --       --       244,181            --      244,329
Issuance of Common Stock
  options........................          --       --             --       --         8,538            --        8,538
Conversion of Class A Common
  Stock..........................          --       --             --      138          (138)           --           --
Purchase of minority interest in
  subsidiary.....................     615,022        6             --       --         8,648            --        8,654
Original issue discount on Series
  A 14% Exchangeable Preferred
  Stock and 14% Senior
  Exchangeable Notes.............          --       --             --       --         1,841            --        1,841
Shares issued to purchase
  subsidiary.....................     140,000        1             --       --         1,994            --        1,995
Exercise of Common Stock
  options........................      20,000       --             --       --            40            --           40
Accretion of discount and
  issuance costs and dividends
  accrued on mandatorily
  redeemable preferred stock.....          --       --             --       --            --        (5,346)      (5,346)
Net loss.........................          --       --             --       --            --        (6,948)      (6,948)
                                   ----------     ----     ----------     ----      --------      --------     --------
Balance at July 26, 1998.........  15,525,022      155     14,760,530      148       267,890            11      268,204
                                   ==========     ====     ==========     ====      ========      ========     ========
Exercise of Common Stock
  options........................       1,221       --             --       --            --            --           --
Issuance of Common Stock
  options........................          --       --             --       --           773            --          773
Accretion of discount and
  issuance costs and dividends
  accrued on mandatorily
  redeemable preferred stock.....          --       --             --       --            --        (4,372)      (4,372)
Net loss.........................          --       --             --       --            --       (27,950)     (27,950)
                                   ----------     ----     ----------     ----      --------      --------     --------
Balance at July 25, 1999.........  15,526,243      155     14,760,530      148       268,663       (32,311)     236,655
                                   ==========     ====     ==========     ====      ========      ========     ========
Exercise of Common Stock
  options........................     182,390        2             --       --           363            --          365
Issuance of Common Stock
  options........................          --       --             --       --           929            --          929
Accretion of discount and
  issuance costs and dividends
  accrued on mandatorily
  redeemable preferred stock.....          --       --             --       --            --       (20,994)     (20,994)
Net loss.........................          --       --             --       --            --       (31,458)     (31,458)
                                   ----------     ----     ----------     ----      --------      --------     --------
Balance at July 30, 2000.........  15,708,633     $157     14,760,530     $148      $269,955      $(84,763)    $185,497
                                   ==========     ====     ==========     ====      ========      ========     ========

          See accompanying notes to consolidated financial statements.

                            AMERICAN SKIING COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          YEAR ENDED
                                                               ---------------------------------
                                                               JULY 30,    JULY 25,    JULY 26,
                                                                 2000        1999        1998
                                                               ---------   ---------   ---------
Cash flows from operating activities:
Net loss....................................................   $ (31,458)  $ (27,950)  $  (6,948)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Minority interest in loss of subsidiary...................          --          --        (445)
  Depreciation and amortization.............................      47,028      44,202      37,966
  Discount on convertible debt..............................         368         333       3,159
  Deferred income taxes.....................................      (7,155)    (15,517)     (3,910)
  Stock compensation charge.................................         929         773      14,254
  Extraordinary loss........................................       1,017          --       8,329
  Cumulative effect of accounting change....................       1,153          --          --
  (Gain) loss from sale of assets...........................      (1,449)      2,426        (773)
  Decrease (increase) in assets:
    Restricted cash.........................................        (796)       (368)     (3,448)
    Accounts receivable.....................................      (1,702)      1,090      (3,608)
    Inventory...............................................         637       2,516      (2,088)
    Prepaid expenses........................................      (3,098)     (1,600)     (1,644)
    Real estate developed for sale..........................     (43,406)   (125,331)    (25,950)
    Other assets............................................       2,318      (5,000)    (10,319)
  Increase (decrease) in liabilities:
    Accounts payable and other current liabilities..........      (6,994)     33,579       2,413
    Deposits and deferred revenue...........................      (4,920)     10,635        (866)
    Other long-term liabilities.............................       3,637       2,977       2,586
                                                               ---------   ---------   ---------
Net cash provided by (used in) operating activities.........     (43,891)    (77,235)      8,708
                                                               ---------   ---------   ---------
Cash flows from investing activities:
  Payments for purchases of businesses, net of cash
  acquired..................................................        (345)         --    (291,773)
  Capital expenditures......................................     (27,229)    (46,007)   (106,917)
  Long-term investments.....................................          --       1,222       1,110
  Proceeds from sale of assets..............................      10,175       7,198       7,227
  Proceeds from sale of business............................          --          --       5,702
  Other, net................................................          (4)        101         348
                                                               ---------   ---------   ---------
Net cash used in investing activities.......................     (17,403)    (37,486)   (384,303)
                                                               ---------   ---------   ---------
Cash flows from financing activities:
  Net borrowings (repayment) under Senior Credit Facility...     (82,448)      7,308     194,227
  Repayment of previous credit facility.....................          --          --     (59,623)
  Proceeds from long-term debt..............................         139      20,145       1,568
  Proceeds from real estate debt............................     139,026     115,909      71,462
  Repayment of long-term debt...............................     (11,105)    (10,466)    (15,793)
  Repayment of real estate debt.............................    (113,353)    (23,088)    (45,551)
  Deferred financing costs..................................      (4,604)     (1,438)     (4,355)
  Net proceeds from initial public offering.................          --          --     244,329
  Repayment of subordinated notes...........................          --          --     (23,223)
  Net proceeds from issuance of mandatorily redeemable
  securities................................................     136,186          --      17,500
  Payments on demand note, Mr. Otten........................      (1,830)        (16)        (87)
  Proceeds from exercise of stock options...................         365          --          40
  Cash payment in connection with early retirement of
  debt......................................................          --          --      (5,087)
                                                               ---------   ---------   ---------
Net cash provided by financing activities...................      62,376     108,354     375,407
                                                               ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........       1,082      (6,367)       (188)
Cash and cash equivalents, beginning of period..............       9,003      15,370      15,558
                                                               ---------   ---------   ---------
Cash and cash equivalents, end of period....................   $  10,085   $   9,003   $  15,370
                                                               =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest......................................   $  48,754   $  41,295   $  36,583
Cash paid (refunded) for income taxes.......................         (60)        (10)         43

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES
Property acquired under capital leases......................   $      --   $   7,425   $   9,832
Non-cash transfer of real estate developed for sale to
  property and equipment....................................      27,758          --          --
Notes payable issued for purchase of assets.................          --       1,395      14,232
Liabilities assumed associated with purchased companies.....          --          --      17,205
Deferred tax asset associated with purchased companies......          --          --       1,650
Purchase price adjustments related to deferred taxes........          --          --       1,226
Purchase of minority interest...............................          --          --         375
Accretion of discount and issuance costs and dividends
  accrued on mandatorily
  redeemable preferred stock................................      20,994       4,372       5,346
Exchange of mandatorily redeemable securities for 10 1/2%
  Repriced Convertible
  Series A Preferred Stock..................................          --          --      36,626
Intangible asset assumed to purchase subsidiary.............          --          --       1,883


          See accompanying notes to consolidated financial statements.

                            AMERICAN SKIING COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

    American Skiing Company ("ASC") is organized as a holding company and operates through various subsidiaries. ASC and its subsidiaries (collectively, the "Company") operate in two business segments, ski resorts and real estate development. ASC owns and operates the following ski resorts: Sugarloaf/USA and Sunday River in Maine, Attitash Bear Peak in New Hampshire, Killington, Mount Snow/Haystack and Sugarbush in Vermont, The Canyons in Utah, Steamboat Ski & Resort Corporation ("Steamboat") in Colorado, and Heavenly Valley Ski & Resort Corporation ("Heavenly") in California/ Nevada. The Company performs its real estate development through its wholly-owned subsidiary, American Skiing Company Resort Properties, Inc. ("Resort Properties"), and Resort Properties' subsidiaries, including Grand Summit Resort Properties, Inc. ("GSRP") and Canyons Resort Properties, Inc. The Company owns and operates resort facilities, real estate development companies, golf courses, ski and golf schools, retail shops and other related companies.

    ASC was formed on June 17, 1997, when Leslie B. Otten ("Mr. Otten") exchanged his 96% ownership interest in ASC East, Inc. ("ASC East") for 100% of the Common Stock of ASC. In conjunction with the formation of ASC, the Company recorded the 4% minority interest in ASC East. On January 23, 1998, the Company and the holders of the minority interest in ASC East entered into an agreement whereby the Company issued 615,022 shares of Common Stock in exchange for all shares of ASC East common stock held by the minority shareholders.

    On October 10, 1997, the Company approved an increase in authorized shares of Common Stock, a new issue of Class A Common Stock, the conversion of 100% of the outstanding Common Stock to Class A Common Stock and a 14.76 for 1 stock split of Class A Common Stock. The stock split was given retroactive effect in the consolidated financial statements as of July 27, 1997.

    The Company consummated an initial public offering (the "Offering") on November 6, 1997. The Company sold 14.75 million shares of common stock in the Offering at a price of $18.00 per share. Net proceeds to the Company after expenses of the Offering totaled $244.3 million. Of the 14.75 million shares sold in the Offering, 833,333 shares were purchased by Mr. Otten.

    The Company acquired Heavenly and Steamboat on November 12, 1997 for approximately $300.5 million, including closing costs and adjustments. The acquisition was accounted for using the purchase method of accounting. The accompanying consolidated financial statements reflect the results of operations of Steamboat and Heavenly subsequent to November 12, 1997.

    On August 9, 1999, the Company sold 150,000 shares of its 8.5% Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") to Oak Hill Capital Partners, L.P. and certain related entities ("Oak Hill") for
$150 million (collectively, the "Oak Hill Transaction"). As part of the
Series B Agreement, the Company also agreed to move its state of incorporation from Maine to Delaware by merging the Company (ASC East, ASC West and ASC Utah) into a wholly owned Delaware subsidiary and amending its articles of incorporation (the "Delaware Reincorporation"). Under the Delaware Reincorporation, which took place on October 12, 1999, the Company was merged into a newly formed Delaware subsidiary (ASC Delaware) that survived the merger and that has a capital structure identical to the Company's prior to the merger.

                            AMERICAN SKIING COMPANY

2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of American Skiing Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

    FISCAL YEAR

    The Company's fiscal year is a fifty-two week or fifty-three week period ending on the last Sunday of July. The periods for 1998 and 1999 consisted of fifty-two weeks. The period for 2000 consisted of fifty-three weeks.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments with a remaining maturity of three months or less to be cash equivalents.

    RESTRICTED CASH

    Restricted cash represents deposits that relate to pre-sales of real estate developed for sale held in escrow and guest advance deposits for lodging reservations. The cash will be available to the Company when the real estate units are sold or the lodging services are provided.

    INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market, and consist primarily of retail goods, food and beverage products and mountain operating supplies.

    PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives which range from 9 to 40 years for buildings, 3 to 12 years for machinery and equipment, 10 to 50 years for leasehold improvements and 5 to 30 years for lifts, lift lines and trails. Assets under capital leases are amortized over the shorter of their useful lives or their respective lease lives. Due to the seasonality of the Company's business, the Company records a full year of depreciation relating to its operating assets over the second and third quarters of its fiscal year.

    REAL ESTATE DEVELOPED FOR SALE

    The Company capitalizes as real estate developed for sale the original acquisition cost of land, direct construction and development costs, property taxes, interest incurred on costs related to real estate under development, and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use. The cost of sales for individual parcels of real estate or quartershare units within a project is determined using the relative sales value method. Selling costs are charged to expense in the period in which the related revenue is recognized. Interest capitalized on real estate development projects during fiscal years 1998, 1999, and 2000 totaled
$2.4 million, $6.4 million, and $15.3, respectively.

                            AMERICAN SKIING COMPANY

2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
    GOODWILL AND OTHER INTANGIBLE ASSETS

    Intangible assets consist of goodwill and various other intangibles. The Company has classified as goodwill the excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions and also the purchase of a minority interest. Intangible assets are recorded net of accumulated amortization in the accompanying consolidated balance sheet and are amortized using the straight-line method over their estimated useful lives as follows:

Goodwill                       up to 40 years
Tradenames                     40 years
Other intangibles              16-20 years

    DEFERRED FINANCING COSTS

    Costs incurred in connection with the issuance of debt are included in deferred financing costs, net of accumulated amortization. Amortization is calculated using the straight-line method over the respective original lives of the applicable issues. Amortization calculated using the straight-line method is not materially different from amortization that would have resulted from using the effective interest method.

    LONG-LIVED ASSETS

    The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes procedures for review of recoverability and measurement of impairment if necessary, of long-lived assets, goodwill and certain identifiable intangibles held and used by an entity. SFAS 121 requires that those assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of their carrying amount or fair value less estimated selling costs. As of July 30, 2000, management believes that there has not been any impairment of the Company's long-lived assets, real estate developed for sale, goodwill or other identifiable intangibles.

    REVENUE RECOGNITION

    Resort revenues include sales of lift tickets, tuition from ski schools, golf course fees and other recreational activities, sales from restaurants, bars and retail shops, and real estate rentals. Daily lift ticket revenue is recognized on the day of purchase. Lift ticket season pass revenue is recognized in equal amounts over the ski season, which is the Company's second and third quarters of its fiscal year. The Company's remaining revenue is generally recognized as the services are performed. Real estate revenues are recognized under the full accrual method when title has been transferred. Amounts received from pre-sales of real estate are recorded as deposits and deferred revenue in the accompanying consolidated balance sheet until the revenue is recognized.

                            AMERICAN SKIING COMPANY

2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
    INTEREST

    Interest is expensed as incurred except when it is capitalized in connection with major capital additions and real estate developed for sale. The amounts of interest capitalized are determined by applying current interest rates to the funds required to finance the construction. During 1998, 1999 and 2000, the Company incurred total interest cost of $37.5 million, $46.4 million and $51.5 million, respectively, of which $2.9 million, $7.1 million and $15.6 million, respectively, have been capitalized to property and equipment and real estate developed for sale.

    EMPLOYEE BENEFITS

    As of July 27, 1997, the Company maintained a number of profit sharing and savings plans pursuant to Section 401(k) of the Internal Revenue Code. In
August 1997, the Company established the ASC 401(k) Retirement Plan pursuant to
Section 401(k) of the Internal Revenue Code (the "Plan") and subsequently merged the previously existing plans into the Plan. The Plan allows employees to defer up to 15% of their income and provides for the matching of participant contributions at the Company's discretion. The Company made no contributions to the profit sharing plans for 1998, 1999 and 2000. Contributions to the savings plans for 1998, 1999 and 2000 totaled $225,000, $395,000 and $439,000, excluding contributions to the former Steamboat and Heavenly plans. On January 1, 1998, the Heavenly profit sharing plan was merged into the Plan and the Steamboat 401(k) plan was merged into the Plan on October 1, 1998. Contributions to the Steamboat and Heavenly plans for Fiscal 1998 were $220,000 and $43,000, respectively. Contributions to the Steamboat plan for Fiscal 1999 were $7,000.

    ADVERTISING COSTS

    Advertising costs are expensed the first time the advertising takes place. At July 25, 1999 and July 30, 2000, advertising costs of $244,000 and $220,000, respectively, were recorded in prepaid expenses in the accompanying consolidated balance sheet. Advertising expense for the years ended July 26, 1998, July 25, 1999 and July 30, 2000 was $7.6 million, $9.5 million and $7.3 million, respectively.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and disclosures reported in the accompanying consolidated financial statements. Actual results could differ from those estimates.

    SEASONALITY

    The occurrence of adverse weather conditions during key periods of the ski season could adversely affect the Company's operating results. In addition, the Company's revenues are highly seasonal in nature, with the majority of its revenues historically being generated in the second and third fiscal quarters, of which a significant portion is produced in two key weeks--the Christmas and Presidents' Day vacation weeks.

                            AMERICAN SKIING COMPANY

2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)
    EARNINGS PER SHARE

    Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") requires presentation of "basic" earnings per share (which excludes dilution as a result of unexercised stock options and the Mandatorily Redeemable Preferred Stock) and "diluted" earnings per share. The Company adopted SFAS 128 in fiscal 1998 and all prior periods presented were retroactively restated. For the years ended July 30, 2000, July 25, 1999 and July 26, 1998, basic and diluted loss per share are as follows:

                                                                            YEAR ENDED
                                                           ---------------------------------------------
                                                           JULY 30, 2000   JULY 25, 1999   JULY 26, 1998
                                                           -------------   -------------   -------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                          LOSS
Loss before preferred stock dividends and accretion,
  extraordinary items and cumulative effect of accounting
  change.................................................    $(30,133)       $(27,950)       $ (1,867)
Accretion of discount and dividends accrued on
  mandatorily redeemable preferred stock.................      20,994           4,372           5,346
                                                             --------        --------        --------
Loss before extraordinary items and cumulative effect of
  accounting change......................................     (51,127)        (32,322)         (7,213)
Extraordinary loss, net of taxes.........................         621              --           5,081
Cumulative effect of accounting change, net of taxes.....         704              --              --
                                                             --------        --------        --------
Net loss available to common shareholders................    $(52,452)       $(32,322)       $(12,294)
                                                             ========        ========        ========

                         SHARES
Total weighted average shares outstanding (basic and
  diluted)...............................................      30,393          30,286          25,809
                                                             ========        ========        ========

         BASIC AND DILUTED LOSS PER COMMON SHARE
Loss before extraordinary items..........................    $  (1.69)       $  (1.07)       $  (0.28)
Extraordinary loss, net of taxes.........................       (0.02)             --           (0.20)
Cumulative effect of accounting change, net of taxes.....       (0.02)             --              --
                                                             --------        --------        --------
Net loss available to common shareholders................    $  (1.73)       $  (1.07)       $  (0.48)
                                                             ========        ========        ========

    The Company has outstanding 186,626, 36,626 and 36,626 shares of convertible preferred stock (represented by two separate classes) at July 30, 2000 and July 25, 1999, and July 26, 1998, respectively. These shares are convertible into shares of the Company's common stock. The common stock shares into which these securities are convertible have not been included in the dilutive share calculation as the impact of their inclusion would be anti-dilutive. The Company also has 1,359,963, 2,746,048 and 2,567,673 exercisable options outstanding to purchase shares of its common stock under the Company's stock option plan as of July 30, 2000, July 25, 1999 and July 26, 1998, respectively. These shares are also excluded from the dilutive share calculation as the impact of their inclusion would also be anti-dilutive.

                            AMERICAN SKIING COMPANY

2.  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

    STOCK COMPENSATION

    The Company's stock option plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" (See Note 12--Stock Option Plan).

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The recorded amounts for cash and cash equivalents, restricted cash, accounts receivable and accounts payable and other current liabilities approximate fair value due to the short-term nature of these financial instruments. The fair value of amounts outstanding under the Company's Senior Credit Facility and certain other debt instruments approximates their recorded values in all material respects, as determined by discounting future cash flows at current market interest rates as of July 30, 2000. The fair value of the Company's Senior Subordinated Notes has been estimated using quoted market values. The fair value of the Company's other subordinated debentures have been estimated using discounted cash flow analyses based on current borrowing rates for debt with similar maturities and ratings.

    The estimated fair values of the Senior Subordinated Notes and other subordinated debentures at July 30, 2000 and July 25, 1999 are presented below (in thousands):

                                         JULY 30, 2000         JULY 25, 1999
                                      -------------------   -------------------
                                      CARRYING     FAIR     CARRYING     FAIR
                                       AMOUNT     VALUE      AMOUNT     VALUE
                                      --------   --------   --------   --------
12% Senior Subordinated Notes.......  $117,512   $102,300   $117,240   $110,400
Other subordinated debentures.......  $  9,823   $  8,616   $ 10,495   $  9,417

    INCOME TAXES

    The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, utilizing currently enacted tax rates. The effect of any future change in tax rates is recognized in the period in which the change occurs.

    RECLASSIFICATIONS

    Certain amounts in the prior year financial statements and related notes have been reclassified to conform to the fiscal 2000 presentation.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In fiscal 2000, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement Of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). At adoption, SOP 98-5 required the Company to write-off any unamortized start-up costs as a cumulative effect of change in accounting principle and, going forward, expense all start-up activity costs as they are incurred. The initial adoption of SOP 98-5 resulted in the write-off of $1.2 million of start-up costs

                            AMERICAN SKIING COMPANY

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED) that had previously been capitalized as of July 25, 1999. The net effect of the write-off of $704,000 (which is net of income tax benefits of $449,000) has been expensed and reflected as a cumulative effect of an accounting change in the accompanying statement of operations for the year ended July 30, 2000.

    In December 1999, the Securities Exchange Commission (SEC) staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides interpretive guidance on the recognition, presentation and disclosure of revenue in the financial statements. The Company does not believe that the adoption of SAB 101 will have a material effect on the Company's consolidated financial results.

    Effective July 31, 2000, the Company will adopt Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, SFAS No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT
NO. 133--AN AMENDMENT OF FASB STATEMENT NO. 133 and SFAS No. 138, ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES--AN AMENDMENT OF FASB STATEMENT NO. 133 (collectively, SFAS 133 as amended). SFAS 133 as amended is required to be adopted no later than the beginning of the fiscal reporting period beginning June 15, 2000, which for the Company is July 31, 2000. These standards are to be adopted as a change in accounting principle and cannot be applied retroactively to financial statements of prior periods.

    SFAS 133 and 138 require that derivatives be recorded on the balance sheet as an asset or liability at fair value. SFAS 133 as amended require that derivatives that are not hedges must be recorded at fair value through earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.
SFAS 133 as amended, in part, allows special hedge accounting for fair value and cash flow hedges. The statement provides that the gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period.
SFAS 133 as amended provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of a derivative's change in fair value is recognized currently through earnings regardless of whether the instrument is designated as a hedge.

    The Company has five interest rate swap contracts outstanding as of July 30, 2000. Two of these contracts have been designated as cash flow hedges.

CASH FLOW HEDGES

    The Company has entered into two interest rate swap agreements, with a total notional amount of $75 million. Under these arrangements, which may be terminated by the floating rate payer on November 17, 2000, the Company receives the 30-day LIBOR rate and pays a fixed rate of 5.68%. These swaps have been treated, prior to adoption, as hedges and accounted for as such. No amounts were recorded on the Consolidated Balance Sheet as of July 30, 2000 in connection with these instruments, and the net effect of the hedges was to record interest expense at the fixed rate of 5.68%

                            AMERICAN SKIING COMPANY

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED) plus 3.5% (based on the Company's current leverage) on the first $75 million of debt. These swaps have been designated as cash flow hedges of variable future cash flows associated with the interest on the Senior Credit Facility through November 17, 2000. Upon adoption, the fair value of these swaps will be recorded as an asset on the balance sheet with a corresponding credit to other comprehensive income. Subsequent changes in fair value of the swaps will be recorded through other comprehensive income, except for changes related to ineffectiveness during the period these instruments are designated as hedges. The Company does not currently anticipate ineffectiveness under these hedges through November 17, 2000. The net effect of the cash flow hedges will be to record interest expense at the fixed rate of 5.68% plus 3.5% (based on the Company's current leverage) on the first $75 million of debt. If the swap agreements are not terminated on November 17, 2000 all subsequent changes in the fair value will be accounted for through earnings.

OTHER DERIVATIVES

    The Company entered into three interest rate swap agreements that do not qualify for hedge accounting under SFAS 133 as amended. The net effect of these swaps will be interest savings to the Company of $2.1 million over the life of the Senior Subordinated Notes. As of July 30, 2000, the Company had $8,592,185 recorded in Other Long Term Liabilities in the accompanying Consolidated Balance Sheet and had been recording the net effect of the interest savings on a straight-line basis over the life of the agreements through the income statement. Upon adoption, the fair value of these swaps will be recorded as an asset and a liability with a corresponding entry to cumulative effect of the change in accounting principle in earnings; and the amount recorded in Other Long Term Liabilities will be recognized through a cumulative effect of the change in accounting principle in earnings. Subsequent changes in fair value of the swaps will be recorded through the income statement.

NET EFFECT OF THE CHANGE IN ACCOUNTING PRINCIPLE

                                                                                      CUMULATIVE EFFECT OF
                                                           OTHER          OTHER            CHANGE IN
                              ASSET-      LIABILITY-     LONG TERM    COMPREHENSIVE   ACCOUNTING PRINCIPLE
DEBIT/(CREDIT)                 SWAP          SWAP       LIABILITIES      INCOME           IN EARNINGS
--------------              ----------   ------------   -----------   -------------   --------------------
Cash flow hedges..........  $  258,862   $         --   $       --      $ (258,862)       $        --
Other Derivatives.........   6,519,980    (11,065,538)   8,592,185                         (4,046,627)
                            ----------   ------------   ----------      ----------        -----------
Total Derivatives.........  $6,778,842   $(11,065,538)  $8,592,185      $ (258,862)       $(4,046,627)
                            ==========   ============   ==========      ==========        ===========

    The Company has no embedded derivatives under SFAS 133 as amended and is not aware of the potential impact of any other significant matter that may result from the adoption of these standards.

3.  BUSINESS ACQUISITIONS AND DIVESTMENTS

    KAMORI COMBINED ENTERPRISES ACQUISITION

    On November 12, 1997, the Company acquired all of the outstanding shares of common stock of Kamori Combined Entities (the "Kamori Acquisition") which included the Steamboat Ski & Resort Corporation in Steamboat Springs, Colorado ("Steamboat"), the Heavenly Valley Ski & Resort Corporation in Lake Tahoe, California/Nevada ("Heavenly") and the Sabal Point Golf Course in Orlando, Florida ("Sabal Point") for approximately $300.5 million, including closing costs and

                            AMERICAN SKIING COMPANY

3. BUSINESS ACQUISITIONS AND DIVESTMENTS (CONTINUED) adjustments. Steamboat and Heavenly are major destination ski resorts while Sabal Point is a golf, tennis and swimming club. The acquisition was accounted for using the purchase method of accounting and, accordingly, the results of operations subsequent to November 12, 1997 are included in the accompanying consolidated financial statements. The purchase price was allocated to the assets acquired and the liabilities assumed based on their fair market values at the date of acquisition as follows (in thousands):

                                                                 FAIR VALUE OF
                                                              NET ASSETS ACQUIRED
                                                              -------------------
Cash........................................................       $  8,771
Accounts receivable.........................................            129
Inventory...................................................          3,983
Prepaid expenses............................................            486
Property and equipment, net.................................        183,922
Asset held-for-sale.........................................          5,780
Real estate developed for sale..............................         25,624
Goodwill....................................................         60,177
Intangible assets...........................................         22,200
Long-term investments.......................................          5,000
Other assets................................................            177
Deferred income taxes.......................................          2,443
                                                                   --------
  Total assets..............................................        318,692
                                                                   --------
Accounts payable and other current liabilities..............        (10,289)
Deposits and deferred revenue...............................         (6,702)
Deferred income taxes.......................................           (793)
Minority interest...........................................           (364)
                                                                   --------
  Total liabilities.........................................        (18,148)
                                                                   --------
  Net assets acquired.......................................       $300,544
                                                                   ========

    Amortization of goodwill and intangible assets charged to depreciation and amortization was $1.3 million and $544,000, respectively, for fiscal 1998, $1.3 million and $704,000, respectively, for fiscal 1999, and $1.5 million and $761,000, respectively, for fiscal 2000.

    The asset held for sale per above of $5.8 million represents the carrying value of Sabal Point. Sabal Point was subsequently sold on February 2, 1998 for total proceeds of $5.7 million. As Sabal Point was identified as held for sale as of the Kamori Acquisition date, the operating results of Sabal Point from that date through February 2, 1998 were excluded from the Company's consolidated operating results and were included in the determination of the carrying value of $5.8 million. No gain or loss was recognized from the sale of Sabal Point as the difference between the carrying value and the proceeds was treated as an adjustment to the original purchase price allocation.

                            AMERICAN SKIING COMPANY

4.  PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                       JULY 30, 2000   JULY 25, 1999
                                                       -------------   -------------
Buildings and grounds................................    $195,847        $176,952
Machinery and equipment..............................     171,037         166,475
Lifts and lift lines.................................     162,283         161,102
Trails...............................................      38,061          37,130
Land improvements....................................      18,708          19,006
                                                         --------        --------
                                                          585,936         560,665
Less: accumulated depreciation.......................     146,973         111,288
                                                         --------        --------
                                                          438,963         449,377
Land.................................................      78,486          72,249
Construction-in-process..............................      16,629           7,528
                                                         --------        --------
Property and equipment, net..........................    $534,078        $529,154
                                                         ========        ========

    Property and equipment includes approximately $53.3 million and $52.3 million of machinery and equipment and lifts held under capital leases at July 30, 2000 and July 25, 1999, respectively. At July 30, 2000 and July 25, 1999, related accumulated amortization on property and equipment under capital leases was approximately $13.1 million and $9.0 million, respectively. Amortization expense for property and equipment under capital leases was approximately $4.2 million, $4.4 million and $2.2 million for 2000, 1999 and 1998, respectively. Total depreciation and amortization expense relating to all property and equipment was $41.9 million, $40.4 million and $34.0 million for 2000, 1999 and 1998, respectively.

                            AMERICAN SKIING COMPANY

5.  LONG-TERM DEBT

    Long-term debt consists of (dollar amounts in thousands):

                                                              JULY 30,   JULY 25,
                                                                2000       1999
                                                              --------   --------
Senior Credit Facility (See Note 7--Senior Credit Facility)   $118,037   $200,485

Real estate development note payable with a face value of
  $105,000. The note bears interest at a variable rate of
  prime plus 2.5% per annum, which is accrued monthly.
  Principal and interest on the note are payable as real
  estate quartershares are sold. Any remaining principal and accrued interest is due in March 2002. The note is
  collateralized by the real estate developed for sale of
  GSRP.                                                         92,083     55,796

Real estate development term loan facility with a face value of $58,000 to finance the working capital of the Company's real estate subsidiaries. The facility bears interest at a variable rate equal to the lender's base rate plus 8.25%
  or a current rate of 16%. Interest is payable monthly in
  arrears. Any remaining principal is due June 30, 2001.
  This facility is underwritten by substantially all the
  Resort Properties subsidiaries. This facility was
  restructured into a new $73 million facility subsequent to
  fiscal 2000 year-end (See Note 16--Subsequent Events).        53,892     52,654

Note payable in an aggregate principal amount of $3,530 for
  forbearance fees for the amended and restated real estate
  development term loan facility described above. The note
  bears interest at 12% per annum and is payable at
  maturity. The Balance is due in full at February 2002.
  This note was paid off subsequent to fiscal 2000 as part
  of the restructuring of the real estate term loan facility
  (See Note 16--Subsequent Events).                              3,530      3,530

Real estate development note payable with a face value of
  $10,000 to provide additional funds for the completion of
  the Steamboat Grand Hotel. The note bears interest at 20%
  per annum, half of which is payable monthly in arrears and the remainder is deferred until final payment is made. The
  stated maturity date is August 1, 2003.                        2,588         --

Note payable with a face value of $2,250. The note bears
  interest at 9% per annum, which is payable monthly
  beginning January 1998 for a 15-year term. The principal
  is due in full in December 2012.                               2,250      2,250

Note payable with a face value of $2,000. The note bears
  interest at 10% per annum which is payable upon the
  maturity of the note. A principal payment of $1,000 was
  made in June 1999. The remaining principal and accrued
  interest was paid in full in June 2000.                           --      1,000

Subordinated debentures issued with an original face value
  of $2,101. The initial coupon rate is 6% per annum and is
  adjusted annually in accordance with the agreement.
  Interest is payable annually in May beginning in 1995. The
  debentures mature in April 2002.                               1,800      1,912

                            AMERICAN SKIING COMPANY

5.  LONG-TERM DEBT (CONTINUED)

                                                              JULY 30,   JULY 25,
                                                                2000       1999
                                                              --------   --------
Note payable with a face value of $1,720. The note bears
  interest at 12% per annum, which is payable quarterly, in
  arrears, beginning October 1998. The principal was paid in
  full in July 2000.                                                --      1,720

Note payable with a face value of $1,600. Interest is
  payable monthly beginning January 1998 for a 30-year term.
  The interest rate is 7% per annum for the first 10 years,
  8.44% per annum for the second 10 years and 10.55% per
  annum for the final 10 years. The principal is due in full
  in December 2027.                                              1,600      1,600

Note payable with a face value of $1,000. The note bears
  interest at 14% per annum, which is payable monthly
  beginning in August 1997. The principal was paid in full
  in July 2000.                                                     --      1,000

Note payable with a face value of $2,097 and bearing
  interest at the rate of 8.25% per annum. The principal and interest were paid in full upon completion of the Sundial
  Lodge at the Canyons resort in fiscal 2000.                       --      2,097

Note payable with a face value of $6,600. The note bears
  interest at a rate of 8.5% per annum, which is paid
  quarterly, in arrears. Principal payments of $4,720 were
  made in fiscal 1999. The remaining balance was paid in
  full upon completion of the Grand Summit Hotel at the
  Canyons resort in fiscal 2000.                                    --      1,880

Real estate development note payable with a face value of
  $29,000. The note bears interest at a variable rate of
  prime plus 1/4% and is payable monthly. The principal was
  paid in full upon completion of the Sundial Lodge project
  at the Company's Canyons resort in fiscal 2000.                   --      6,858

Real estate development note payable with a face value of
  $2,500 for the construction of employee housing at the
  Company's Steamboat resort. The note bears interest at a
  variable rate of prime plus 1/4%. Principal and interest
  of $17 are payable monthly. The loan will be converted to
  a 15-year amortization when the project is completed.          2,397      1,831

Note payable with face value of $2,294. The note bears
  interest at 7.83% per annum. Interest and principal
  payments of $22 are payable monthly beginning March 1998.
  The principal was paid in full in fiscal 2000.                    --      2,154

Obligations under capital leases                                28,630     33,642

Other notes payable                                              1,542      4,317
                                                              --------   --------

                                                               308,349    374,726
                                                              --------   --------

Less: current portion                                           58,508     60,882
                                                              --------   --------

Long-term debt, excluding current portion                     $249,841   $313,844
                                                              ========   ========

                            AMERICAN SKIING COMPANY

5.  LONG-TERM DEBT (CONTINUED)
    The carrying values of the above debt instruments approximate their respective fair values in all material respects, determined by discounting future cash flows at current market interest rates as of July 30, 2000.

    At July 30, 2000, the Company had letters of credit outstanding totaling $5.9 million.

    The non-current portion of long-term debt matures as follows (in thousands):

                                                           SUBORDINATED
                                               LONG-TERM    NOTES AND      TOTAL
                                                 DEBT       DEBENTURES      DEBT
                                               ---------   ------------   --------
2002.........................................  $ 60,764      $    549     $61,180
2003.........................................    50,892         1,074      51,985
2004.........................................    73,745         1,466      75,231
2005.........................................    33,152            --      33,152
2006 and thereafter..........................    35,600       126,209     161,809
Interest related to capitalized leases.......    (4,245)           --      (4,389)
Debt discount................................       (67)       (2,488)     (2,555)
                                               --------      --------     -------
                                               $249,841      $126,810     376,651
                                               ========      ========     =======

6.  SUBORDINATED NOTES AND DEBENTURES

    On June 25, 1996, in connection with the S-K-I Acquisition, ASC East issued $120.0 million of 12% Senior Subordinated Notes (the "Notes"). Pursuant to a registration rights agreement, ASC East filed a registration statement with respect to an offer to exchange the Notes for a new issue of notes of ASC East registered under the Securities Act of 1933, with identical terms. The registration statement became effective in November 1996.

    Concurrently with the Offering, the Company solicited and received the required consents from the holders of the Notes to amend the Notes indenture to permit the consummation of the Offering without requiring the Company to make a Change of Control Offer (as defined). In connection with the consent solicitation, the Company paid a customary fee to the consenting holders of the Notes.

    In order to comply with the conditions to closing the Series B Preferred Stock sale (See Note 9--Mandatorily Redeemable Securities), certain amendments were made to the Notes. One of the amendments permitted the consummation of a merger of two of the Company's wholly owned subsidiaries, ASC East and ASC West, with and into ASC. This merger was approved by the noteholders on August 1, 1999 and a payment of approximately $1.5 million was paid to the holders of the Notes. ASC, ASC East and ASC West were merged on October 6, 1999. In connection with the merger, ASC assumed all liabilities of ASC East and ASC West and became the primary obligor under the Notes. In addition, the then current subsidiaries of ASC and ASC West, as well as ASC Utah, also became additional guarantors under the Indenture. As a result of the additional guarantee given by certain subsidiaries of the Company, the noteholders under the Indenture will have priority over the equity holders of the Company with respect to any claims made on the assets of those subsidiaries until the obligations under the Indenture have been satisfied.

    The Notes are general unsecured obligations of ASC, subordinated in right of payment to all existing and future senior debt of ASC, including all borrowings of the Company under the Senior

                            AMERICAN SKIING COMPANY

6.  SUBORDINATED NOTES AND DEBENTURES (CONTINUED)
Credit Facility. The Notes are fully and unconditionally guaranteed by the Company and all its subsidiaries with the exception of Ski Insurance, Killington West, Ltd., Mountain Water Company, Uplands Water Company, Club
Sugarbush, Inc., Walton Pond Apartments, Inc. and Deerfield Operating Company. The guarantor subsidiaries are wholly owned subsidiaries of the Company and the guarantees are full, unconditional, and joint and several. The Notes mature
July 15, 2006, and will be redeemable at the option of ASC, in whole or in part, at any time after July 15, 2001. The Notes were issued with an original issue discount of $3.4 million. Interest on the Notes is payable semi-annually on January 15 and July 15 of each year. Interest expense on the Notes amounted to $14.6 million in each of fiscal 1998, 1999 and 2000.

    ASC East incurred financing costs of $6.7 million in connection with the issuance of the Notes and the Company incurred an additional $2.5 million in costs related to the amendments made in connection with the Series B Preferred Stock sale. These amounts are recorded as deferred financing costs, net of accumulated amortization, in the accompanying consolidated balance sheets. Amortization expense included in the accompanying consolidated statement of operations for the years ended July 26, 1998, July 25, 1999 and July 30, 2000 amounted to $713,000, $668,600 and $1.0 million, respectively.

    The Company has entered into a series of (non-cancelable) interest rate swap agreements in connection with its Notes, which were intended to defer a portion of the cash interest payments on the Notes into later years. The following table illustrates the key factors of each of these agreements:

                               FEBRUARY 9, 1998--JULY 15, 2001                      JULY 16, 2001--JULY 15, 2006
                       ------------------------------------------------   ------------------------------------------------
                         NOTIONAL         COMPANY           COMPANY         NOTIONAL         COMPANY           COMPANY
                          AMOUNT           PAYS            RECEIVES          AMOUNT           PAYS            RECEIVES
                       ------------   ---------------   ---------------   ------------   ---------------   ---------------
Agreement 1..........  $120,000,000       9.01%          6-month LIBOR    $127,500,000       9.01%          6-month LIBOR
Agreement 2..........  $120,000,000    6-month LIBOR        12.00%        $127,500,000    6-month LIBOR        7.40%

    As a result of entering into this interest rate swap arrangement, the Company has fixed the cash-pay rate on the Notes until their maturity in July 2006. The net effect of the swap agreements will result in a $2.1 million interest saving to the Company over the life of the agreements. This amount is currently being realized against interest expense on a straight-line basis prospectively from the second fiscal quarter of 2000 until July 2006. The cumulative net proceeds to the Company received from this arrangement of $5.1 million and $8.6 million as of July 25, 1999 and July 30, 2000, respectively, are included as other long-term liabilities in the accompanying consolidated balance sheets.

    A portion of the proceeds from the Senior Credit Facility (See
Note 7--Senior Credit Facility) were used to redeem all of the Company's outstanding 13.75% Subordinated Discount Notes ("Subordinated Notes"). The indenture relating to the Subordinated Notes provided for a redemption price equal to 113.75% of the carrying value of the Subordinated Notes on the redemption date. The Company recorded extraordinary losses before any benefit for income taxes in Fiscal 1998 of approximately $4.3 million related to the prepayment of the Subordinated Notes and $1.0 million related to the write-off of deferred financing costs. These losses are included in the total extraordinary loss in the accompanying consolidated statement of operations for the year ended July 26, 1998.

                            AMERICAN SKIING COMPANY

6.  SUBORDINATED NOTES AND DEBENTURES (CONTINUED)
    Other subordinated debentures owed by the Company at July 30, 2000 are due as follows (in thousands):

                                        INTEREST   PRINCIPAL
YEAR                                      RATE      AMOUNT
----                                    --------   ---------
2001..................................     8%       $  525
2002..................................     8%          549
2003..................................     8%        1,074
2004..................................     8%        1,466
2010..................................     8%        1,292
2012..................................     6%        1,155
2013..................................     6%        1,065
2015..................................     6%        1,500
2016..................................     6%        1,196
                                                    ------
                                                    $9,822
                                                    ======

7.  SENIOR CREDIT FACILITY

    In connection with the Offering, the Company established a senior credit facility on November 12, 1997 and repaid the indebtedness under the Company's then-existing credit facility. In connection with the repayment of the old credit facility, the Company wrote off deferred financing costs of $1.2 million and incurred prepayment penalties of $433,000. These amounts are included in the total extraordinary loss in the accompanying consolidated statement of operations for the year ended July 26, 1998.

    On October 12, 1999, this senior credit facility was amended, restated and consolidated from two sub-facilities totaling $215 million to a single facility totaling $165 million (the "Senior Credit Facility"). The Senior Credit Facility consists of a revolving credit facility in the amount of $100 million and a term facility in the amount of $65 million. The revolving portion of the Senior Credit Facility matures on May 31, 2004, and the term portion matures on May 31, 2006. The Senior Credit Facility is secured by substantially all the assets of ASC and its subsidiaries, except the real estate development subsidiaries, which are not borrowers under the Senior Credit Facility (collectively, the borrowing subsidiaries are referred to as the "Restricted Subsidiaries"). In conjunction with the restructuring of the Senior Credit Facility, the Company wrote off a pro-rata portion of its existing deferred financing costs in the amount of $1.0 million, or $621,000 net of income taxes, which is included in the accompanying consolidated statement of operations for the year ended July 30, 2000 as an extraordinary loss.

    At July 30, 2000, the revolving portion of the Senior Credit Facility had outstanding borrowings of $53.7 million and the term portion of the Senior Credit Facility had outstanding borrowings of $64.4 million, all of which were under contracts which bear interest at the 30-day LIBOR rate plus an incremental margin based on the Company's leverage (a margin of 3.5% for revolving advances and 4.0% for term loan advances as of July 30, 2000, both being the maximum possible margins under the facility). The Company has entered into two interest rate swap agreements, with a total notional amount of $75 million, in connection with the Senior Credit Facility which effectively swap a portion of the variable interest rate borrowings to fixed rate borrowings. Under this arrangement, which will terminate November 17, 2000, the Company receives the 30-day LIBOR rate and pays a fixed rate of

                            AMERICAN SKIING COMPANY

7.  SENIOR CREDIT FACILITY (CONTINUED)
5.68%. In effect, the first $75 million of borrowings under the Senior Credit Facility are fixed at 5.68% plus the leverage-based margin and all borrowings in excess of $75 million will bear a variable interest rate based on either the 30-day LIBOR or the Fleet Boston base lending rate, plus applicable margins based on the Company's leverage position. At July 30, 2000, the Company had outstanding $43.1 million in excess of the $75 million in fixed-rate borrowings under the revolving portion of the Senior Credit Facility which currently bears interest at the rate of 10.27% (30-day LIBOR rate of 6.77% plus a leverage-based margin of 3.5%).

    Both the revolving and term portions of the Senior Credit Facility accrue interest daily and pay interest quarterly, in arrears. At July 30, 2000, accrued interest for the revolving and term portions of the Senior Credit Facility was $1.1 million and $1.7 million, respectively.

    The Senior Credit Facility contains affirmative, negative and financial covenants customary for this type of credit facility, including maintenance of certain financial ratios. The revolving portion of the Senior Credit Facility is subject to an annual 30-day clean-down requirement, which period must include April 30 of each year, during which the sum of the outstanding principal balance and letter of credit exposure under the revolving portion of the facility is not permitted to exceed $25 million for fiscal 2000 and $35 million for each fiscal year thereafter. The Company successfully complied with the clean-down requirement for fiscal 2000.

    The Senior Credit Facility contains restrictions on the payment of dividends by the Company on its common stock. Those restrictions prohibit the payment of dividends in excess of 50% of the Restricted Subsidiaries' consolidated net income after April 25, 1999, and further prohibit the payment of dividends under any circumstances when the effect of such payment would be to cause the Restricted Subsidiaries' debt to EBITDA ratio (as defined within the credit agreement) to exceed 4.0 to 1.0.

    The maximum availability under the revolving portion of the Senior Credit Facility reduces over its term by certain prescribed amounts. The term portion of the Senior Credit Facility amortizes in five annual installments of $650,000 payable on May 31 of each year, commencing May 31, 2000, with the remaining portion of the principal due in two substantially equal installments on May 31, 2005 and May 31, 2006. In addition, the Senior Credit Facility requires mandatory prepayment of the term portion and a mandatory reduction in the availability under the revolving portion of an amount equal to 50% of Consolidated Excess Cash Flows (as defined in the credit agreement) during any period in which the Excess Cash Flow Leverage Ratio (as defined in the credit agreement) exceeds 3.50 to 1. In no event, however, will such mandatory prepayments reduce the revolving portion of the facility below $74.8 million.

    The Senior Credit Facility also places a maximum level of non-real estate capital expenditures of $20 million for fiscal 2000 and $13 million for fiscal 2001 (exclusive of certain capital expenditures in connection with the sale of the Series B Preferred Stock). Following fiscal 2001, annual resort capital expenditures (exclusive of real estate capital expenditures) are capped at the lesser of (i) $35 million or (ii) the total of the Restricted Subsidiaries' consolidated EBITDA (as defined therein) for the four fiscal quarters ended in April of the previous fiscal year less consolidated debt service for the same period. In addition to the foregoing amounts, the Company is permitted to and expects to make capital expenditures of up to $30 million for the purchase and construction of a new gondola at its Heavenly resort in Lake Tahoe, Nevada.

                            AMERICAN SKIING COMPANY

7.  SENIOR CREDIT FACILITY (CONTINUED)
    The Company entered into an amendment to the Senior Credit Facility effective March 6, 2000 (the "Credit Facility Amendment") which significantly modified the covenant requirements, effective as of the end of the second quarter of fiscal 2000. The Credit Facility Amendment requires the following minimum quarterly EBITDA levels:

FISCAL QUARTER                          MINIMUM EBITDA
--------------                          --------------
2000 Quarter 4........................   $(20,000,000)
2001 Quarter 1........................   $(20,000,000)
2001 Quarter 2........................   $ 20,000,000
2001 Quarter 3........................   $ 65,000,000
2001 Quarter 4........................   $(20,000,000)
2002 Quarter 1........................   $(20,000,000)
2002 Quarter 2........................   $ 22,000,000

    The Credit Facility Amendment also places restrictions on the maximum amount outstanding (excluding letters of credit) under the revolving portion of the Senior Credit Facility for the period from May 1 through December 3, 2000, after which time these restrictions will not recur in future periods. During this period, revolving credit advances shall not exceed the following amounts at any time during the indicated monthly periods:

                                             MAXIMUM
MONTHLY PERIOD ENDING                    REVOLVER BALANCE
---------------------                    ----------------
July 30, 2000..........................     $60,000,000
September 3, 2000......................     $70,000,000
October 1, 2000........................     $80,000,000
October 29, 2000.......................     $85,000,000
December 3, 2000.......................     $90,000,000

8.  INCOME TAXES

    The provision (benefit) for income taxes charged to continuing operations was as follows (in thousands):

                                                            YEAR ENDED
                                           ---------------------------------------------
                                           JULY 30, 2000   JULY 25, 1999   JULY 26, 1998
                                           -------------   -------------   -------------
Current tax Provision:
  Federal................................     $    --        $     --         $    --
  State..................................          --              --              --
Deferred tax provision (benefit):
  Federal................................      (7,728)        (11,939)            580
  State..................................       1,923          (3,118)         (1,354)
                                              -------        --------         -------
Total benefit............................     $(5,805)       $(15,057)        $  (774)
                                              =======        ========         =======

                            AMERICAN SKIING COMPANY

8.  INCOME TAXES (CONTINUED)

    Deferred income taxes reflect the tax impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences and operating loss or credit carryforwards is recognized if it is more likely than not that a benefit will be realized. Deferred tax expense (benefit) represents the change in the net deferred tax asset or liability balance.

    Deferred tax liabilities (assets) are comprised of the following at July 30, 2000 and July 25, 1999 (in thousands):

                                                       JULY 30, 2000   JULY 25, 1999
                                                       -------------   -------------
Property and equipment basis differential............    $ 57,407        $ 53,814
Other................................................       1,002             640
                                                         --------        --------
Gross deferred tax liabilities.......................      58,409          54,454

Tax loss and credit carryforwards....................     (57,272)        (30,887)
Capitalized costs....................................      (3,849)         (1,856)
Deferred revenue and contracts.......................      (2,506)        (10,536)
Stock compensation charge............................      (1,740)         (3,112)
Reserves and accruals................................      (4,390)         (4,239)
Other................................................          --            (661)
                                                         --------        --------
Gross deferred tax assets............................     (69,757)        (51,291)

Valuation allowance..................................       9,982           2,626
                                                         --------        --------
Net deferred tax liability (asset)...................    $ (1,366)       $  5,789
                                                         ========        ========

    The provision (benefit) for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rate of 35% to income (loss) before provision (benefit) for income taxes, extraordinary loss and cumulative effect of change in accounting principle as a result of the following differences (in thousands):

                                                            YEAR ENDED
                                           ---------------------------------------------
                                           JULY 30, 2000   JULY 25, 1999   JULY 26, 1998
                                           -------------   -------------   -------------
Income tax benefit at the statutory U.S.
  tax rates..............................    $(12,578)       $(15,052)        $(1,080)
Increase (decrease) in rates resulting
  from:
  State taxes, net.......................       1,923          (3,118)         (1,354)
  Change in valuation allowance..........       3,000              --             250
  Stock option compensation..............         761           1,623           1,019
  Nondeductible items....................         498             848             634
  Other..................................         591             642            (243)
                                             --------        --------         -------
Income tax benefit at the effective tax
  rates..................................    $ (5,805)       $(15,057)        $  (774)
                                             ========        ========         =======

    At July 30, 2000, the Company has federal net operating loss ("NOL") carryforwards of approximately $127.3 million which expire in varying amounts though the year 2020, a federal capital

                            AMERICAN SKIING COMPANY

8.  INCOME TAXES (CONTINUED)
loss carryover of approximately $2.9 million that expires in the years 2003 and 2004, and approximately $630,000 in general business credit carryforwards which expire in varying amounts through 2020. Internal Revenue Code Section 382 limits the amount of NOL carryforwards incurred before a change in ownership, as defined, that can be used annually against income generated after the change in ownership. The Company experienced a change in ownership both in November of 1997 as a result of the Offering and in August of 1999 as a result of the Oak Hill Transaction. The use of approximately $84.9 million of the federal NOL carryovers are subject to limitation under Section 382 as a result of the Oak Hill Transaction. In addition, approximately $27.3 million of the federal NOL carryforwards are subject to an additional limitation under Section 382 as a result of the Offering. Because of recent acquisitions, the limitation for both ownership changes is required to be allocated to the various subsidiaries based on their relative fair market values. In addition, certain subsidiaries have separate pre-change in ownership losses, which are subject to additional annual limitations as a result of previous changes in ownership. Subsequent changes in ownership could further affect the limitations in future years.

    In addition to the limitations under Section 382, approximately
$6.8 million of the federal NOL carryovers are from separate return years, as defined in the regulations to the Internal Revenue Code, of certain subsidiaries (or sub-groups), and may only be used to offset each subsidiary's (or sub-group's) contribution to consolidated taxable income in future years.

    A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During fiscal 2000, the valuation allowance was increased by approximately $7.4 million, from $2.6 million at July 25, 1999 to $10.0 million at July 30, 2000. As a result of the Oak Hill Transaction, the realization of the tax benefit of certain of the Company's NOL carryovers and other tax attributes is dependent upon the occurrence of certain future events. It is the judgement of management that a valuation allowance of $3.0 million against its deferred tax assets for NOL carryforwards and other tax attributes is appropriate because it is more likely than not that the benefit of such losses and attributes will not be realized. Based on facts known at this time, the Company expects to substantially realize the benefit of the remainder of its NOLs and other tax attributes affected by the Oak Hill Transaction. The remaining $4.4 million increase in the valuation allowance primarily relates to the benefit of certain state NOL carryovers. Based on the specific state rules for the use of these NOL carryovers and the Company's operations in those states, the Company believes that it is more likely than not that the benefits of such state NOL carryforwards will not be realized. Management believes that the valuation allowance of $10.0 million as of July 30, 2000 is appropriate based on the change of ownership events and the resulting annual limitations and the Company's business operations and plans.

9.  MANDATORILY REDEEMABLE SECURITIES

    SERIES A PREFERRED STOCK

    Pursuant to a Securities Purchase Agreement (the "Series A Agreement") dated July 2, 1997 (as amended July 16, 1997), the Company issued 17,500 shares of its Series A 14% Exchangeable Preferred Stock (the "Series A Preferred Stock") in a private offering to an institutional investor. The Company incurred
$1.1 million in expenses in connection with the issuance of the Preferred Stock.

    Pursuant to the Series A Agreement, the Company issued $17.5 million aggregate principal amount of its 14% Senior Exchangeable Notes Due 2002 (the "Exchangeable Notes") on July 28, 1997 in a

                            AMERICAN SKIING COMPANY

9. MANDATORILY REDEEMABLE SECURITIES (CONTINUED) private offering to an institutional investor. The Company incurred deferred financing costs totaling $1.1 million in connection with the issuance of the Exchangeable Notes. The Exchangeable Notes bore interest at a rate of 14% per annum and mature on July 28, 2002. Interest on the Exchangeable Notes was payable in cash or additional Exchangeable Notes, at the option of the Company.

    On November 15, 1997, subsequent to the completion of the Offering, each share of Series A Preferred Stock and the Exchangeable Notes were converted into shares of Mandatorily Redeemable 10 1/2% Preferred Stock. The total number of Mandatorily Redeemable 10 1/2% Preferred Stock shares issued in association with the exchange were 36,626 and have a face value of $1,000 per share. The carrying value of the Series A Preferred Stock and Exchangeable Notes just prior to the conversion were $18.4 million and $18.2 million, respectively. The Company incurred an extraordinary loss before income tax benefit of $1.0 million upon the conversion of the Preferred Stock and Exchangeable Notes as a result of the write-off of unamortized deferred financing costs relating to the Exchangeable Notes.

    Under the Series A Agreement, the Mandatorily Redeemable 10 1/2% Preferred Stock shares are exchangeable at the option of the holder into shares of the Company's Common Stock at a conversion price of $17.10 for each common share. In the event the Mandatorily Redeemable 10 1/2% Preferred Stock is held to the maturity date of November 15, 2002, the Company will be required to pay the holder in cash the face value of $36.6 million plus cumulative dividends in arrears.

    In the event of a default, as defined in the Series A Agreement, there shall be a mandatory redemption of the Mandatorily Redeemable 10 1/2% Preferred Stock by the Company unless the holder of the stock elects instead to have visitation rights to meetings of both the Board of Directors and Management Committees until the event of default is cured.

    The Mandatorily Redeemable 10 1/2% Preferred Stock ranks senior in liquidation preference to all Common Stock and Class A Common Stock outstanding at July 30, 2000 as well as any Common Stock and Class A Common Stock issued in the future.

    SERIES B PREFERRED STOCK

    Pursuant to a Preferred Stock Subscription Agreement (the "Series B Agreement") dated July 9, 1999, the Company sold 150,000 shares of its 8.5% Series B Convertible Participating Preferred Stock ("Series B Preferred Stock") on August 9, 1999 to Oak Hill Capital Partners, L.P. and certain related entities ("Oak Hill") for $150 million. The Company used approximately
$129 million of the proceeds to reduce indebtedness under its Senior Credit Facility, approximately $30 million of which has been reborrowed and invested in the Company's principal real estate development subsidiary, Resort Properties. The remainder of the proceeds were used to (1) pay approximately $16 million in fees and expenses in connection with the Series B Preferred Stock sale (approximately $13 million) and related transactions (approximately
$3 million), and (2) acquire from Mr. Otten certain strategic assets and to repay a demand note issued by a subsidiary of the Company to Mr. Otten, in the aggregate amount of $5.4 million.

    The Series B Preferred Stock is convertible into shares of the Company's common stock at an initial conversion price of $5.25 per share of common stock. The initial conversion price is subject to an antidilution adjustment. Assuming all shares of the Series B Preferred Stock are converted into the Company's common stock at the initial (and current) conversion price, Oak Hill would own approximately 50.0% of the Company's outstanding common stock and Class A common stock as of

                            AMERICAN SKIING COMPANY

9.  MANDATORILY REDEEMABLE SECURITIES (CONTINUED)
July 30, 2000. Oak Hill is entitled to vote its shares of Series B Preferred Stock on matters (other than the election of Directors) as if its shares were converted into the Company's common stock. In addition, Oak Hill as the holder of Series B Preferred Stock has class voting rights to elect Directors to the Company's Board of Directors. Furthermore, under the Series B Agreement, Oak Hill and the Chairman and Chief Executive Officer of the Company, Mr. Otten, have agreed to use best efforts and to vote their shares in order to ensure that each of them is able to appoint up to four Directors to the Board (depending on their shareholdings). Therefore, under the Series B Agreement and the Company's certificate of incorporation, Oak Hill and Mr. Otten together elect eight of the eleven members of the Company's Board.

    Dividends on the Series B Preferred Stock are payable at the rate of 8.5% per year. For the first five years, the Company may accrete and compound dividends payable to the liquidation price instead of paying cash dividends, in which case the dividend rate will increase to 9.5% after January 31, 2001, and to 10.5% after January 31, 2002. The Series B Agreement requires dividends to be paid in cash after July 31, 2004. The dividend rate will revert back to 8.5% at the time the Company begins paying the dividend in cash. If the Company elects to accrue dividends on the Series B Preferred Stock to the liquidation price for the first five years, and thereafter pay all dividends in cash when due, assuming no intervening stock issuances or repurchases by the Company, the Series B Preferred Stock would be convertible into 60.4% of the Company's common stock after the fifth anniversary of its issuance. The Company is currently accruing dividends on the Series B Preferred Stock at an effective rate of 9.7%, with the assumption that dividends will not be paid in cash until the fifth anniversary of the issuance.

    The Stockholders' Agreement, dated August 9, 1999, was amended as of July 31, 2000 (See Note 16--Subsequent Events).

10.  RELATED PARTY TRANSACTIONS

    Sunday River provided lodging management services for Ski Dorm, Inc. ("Ski Dorm"), a corporation previously owned by Mr. Otten and his mother, which owns a ski dorm located near the Sunday River resort. During fiscal 1998 and 1999 payments by Ski Dorm to Sunday River totaled $2,000 and $65,000, respectively.

    After the consummation of the Series B Preferred Stock sale to Oak Hill, the Company, through one of its subsidiaries, acquired or obtained rights to acquire the following assets from entities owned or controlled by Mr. Otten:

    - The land underlying the snowmaking ponds at the Sunday River resort, together with all associated water rights, which were previously leased by a subsidiary of the Company, for a purchase price of $2.1 million.

    - The Ski Dorm building and land underlying the Snow Cap Inn, each located at the Sunday River resort, for an aggregate purchase price of $679,000.

    - Approximately 3,300 acres of undeveloped land at the Sunday River resort, which was optioned to a subsidiary of the Company for an initial payment of $650,000, which payment may be applied to the purchase price. The purchase price is $3,692,000, which is a 12% discount from the appraised value of the land. The purchase price will be discounted by another 20% or 10% if the option is exercised within 12 and 24 months of the option date, respectively. As of July 30, 2000, the Company has not exercised its option to purchase the undeveloped land.

                            AMERICAN SKIING COMPANY

10.  RELATED PARTY TRANSACTIONS (CONTINUED)

    In connection with the foregoing asset sale, the Company also repaid the outstanding principal and accrued interest of a note from a subsidiary of the Company payable to Mr. Otten totaling approximately $2.0 million. The note was originally issued to Mr. Otten to cover certain tax liabilities generated when the Company's subsidiary converted from a subchapter S corporation to a subchapter C corporation.

    Mr. Paul Wachter, a member of the Company's Board of Directors, is the founder and Chief Executive Officer of Main Street Advisors. Main Street Advisors, through Mr. Wacter, acted as one of the Company's investment bankers in connection with the Series B Preferred Stock sale, for which it was paid a fee of approximately $1.5 million.

    On May 10, 2000, the Company, through one of its subsidiaries, purchased two parcels of land adjacent to the Company's Sugarbush resort from Sugarbush Land Holdings, Inc., a corporation controlled by Mr. Otten. The two parcels, totaling approximately 128 acres, were purchased for an aggregate price of approximately $589,000. The terms of the purchase, including the purchase price, were reviewed and approved by the Executive Committee and Audit Committee of the Company's Board of Directors.

    In March 2000, the Company, through one of its subsidiaries, sold residential units at the Company's Sundial Lodge at The Canyons to Mr. Blaise Carrig, Mr. Christopher Howard and Mr. Daniel Duquette. Mr. Carrig is President of the Company's subsidiary which operates The Canyons. Mr. Howard is the Company's Executive Vice President. Mr. Duquette is a member of the Company's Board of Directors. Mr. Carrig and Mr. Howard each purchased one residential unit in the Sundial Lodge for a purchase price of $201,000. Mr. Duquette purchased one residential unit in the Sundial Lodge for a purchase price of $345,000. The purchase price which Mr. Carrig, Mr. Howard and Mr. Duquette purchased these units were the same as those at which the units (or units of comparable size and finish) were offered for sale to the general public.

11.  COMMITMENTS, LEASE CONTINGENCIES AND CONTINGENT LIABILITIES

    The Company leases certain land and facilities used in the operations of its resorts under several operating lease arrangements. These lease arrangements expire at various times from the year 2010 through the year 2060. Lease payments are generally based on a percentage of revenues. Total rent expense under these operating leases as recorded in resort operating expenses in the accompanying consolidated statement of operations for 1998, 1999 and 2000 was $2.5 million, $2.6 million and $3.1 million, respectively.

    Significant portions of the land underlying certain of the Company's ski resorts are leased or subleased by the Company or used pursuant to renewable permits or licenses. If any such lease, sublease, permit or license were to be terminated or not renewed upon expiration, or renewed on terms materially less favorable to the Company, the Company's ability to possess and use the land subject thereto and any improvements thereon would be adversely affected, perhaps making it impossible for the Company to operate the affected resort. A substantial portion of the land constituting skiable terrain at Attitash Bear Peak, Sugarbush, Mount Snow/Haystack and Steamboat is located on federal land that is used under the terms of the permits with the United States Forest Service (the "Forest Service"). Generally, under the terms of such permits, the Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. The permits can be terminated or modified by the Forest Service to serve the

                            AMERICAN SKIING COMPANY

11. COMMITMENTS, LEASE CONTINGENCIES AND CONTINGENT LIABILITIES (CONTINUED) public interest. A termination or modification of any of the Company's permits could have a material adverse effect on the results of operations of the Company. The Company does not anticipate any limitations, modifications, or non-renewals which would adversely affect the Company's operations.

    In connection with the purchase of The Canyons, the Company entered into an operating lease arrangement with the seller for the lease of certain land to be used in the operation of the resort and for future real estate development. The arrangement provides for an initial lease term of 50 years, with the option to extend for three additional 50-year periods for a fee of $1.0 million for each extension period. Lease payments are based on a percentage of gross skiing and lodging revenues. The arrangement also provides for additional one-time payments ranging from $250,000 to $3.0 million upon achievement of annual skier visit level increases in 100,000 visit increments up to 1,000,000. Total rent expense under this arrangement, as recorded in resort operating expenses in the accompanying consolidated statement of operations for 1998, 1999 and 2000 was $473,000, $311,000 and $918,000, respectively. In addition, the Company has the option to purchase parcels of land covered under the operating lease for real estate development. Payments for these options total approximately
$19.5 million and are payable at various times and in varying amounts, at the Company's discretion, through December 2001. The Company is not required to make the option payments for all parcels of land in order to develop and sell real estate on the land covered under the lease. Through July 30, 2000, the Company has made $12.9 million of option payments, of which $3.6 million has been allocated to the cost of parcels that have been purchased to date. The remaining $9.3 million in option payments are included in other assets in the accompanying consolidated balance sheet and will eventually be allocated to the cost of future parcels purchased by the Company.

    In addition to the leases described above, the Company is committed under several operating and capital leases for various facilities, machinery and equipment. Rent expense under all operating leases was $6.4 million, $6.1 million and $7.8 million for the years ended 1998, 1999 and 2000, respectively.

    Future minimum lease payments for lease obligations at July 30, 2000 are as follows (in thousands):

                                                           CAPITAL    OPERATING
                                                            LEASES     LEASES
                                                           --------   ---------
2001.....................................................  $ 8,949     $ 7,128
2002.....................................................    8,864       6,366
2003.....................................................    6,059       5,230
2004.....................................................   10,898       4,140
2005 and thereafter......................................      600      12,292
                                                           -------     -------
  Total payments.........................................   35,370     $35,156
                                                                       =======
  Less interest..........................................   (6,740)
                                                           -------
  Present value of net minimum payments..................   28,630
  Less current portion...................................   (6,454)
                                                           -------
  Long-term obligations..................................  $22,176
                                                           =======

    The Company currently has a Grand Summit Hotel under construction at Steamboat. Total construction costs for this project are estimated to be $116 million and it is primarily being financed

                            AMERICAN SKIING COMPANY

11. COMMITMENTS, LEASE CONTINGENCIES AND CONTINGENT LIABILITIES (CONTINUED) through a $110 million revolving construction loan facility with TFC Textron and an additional $10 million bulge facility, also with TFC Textron. The Company also has a $58 million term facility with Fleet Boston that can be used for this project as well as general and operating expenditures. As of July 30, 2000, the Company had $92.1 million outstanding on the Textron facility, $2.6 million on the Textron Bulge facility and the entire $58 million available under the Fleet Boston facility. The Company estimates that as of July 30, 2000, approximately $17 million was required to complete the Steamboat Grand Hotel. The additional funds will be generated from the net proceeds of the sale of existing Grand Summit inventory. On July 31, 2000, the Company Amended the Fleet Boston Facility (See Note 16--Subsequent Events).

    On July 22, 1998, the Company entered into an agreement with Marriott Ownership Resorts, Inc. ("Marriott") for the future sale of land parcels at the Company's Killington, Sunday River, The Canyons, Steamboat and Heavenly resorts (the "Marriott Agreement"). Under the Marriott Agreement, Marriott has the right to develop luxury vacation ownership properties at each of the five aforementioned properties. In accordance with the Marriott Agreement, the Company has granted to Marriott certain development and marketing rights at the related resorts. In return, in the event that Marriott elects to develop properties at the resorts, the Company will receive proceeds for the sale of the land parcels and will receive a percentage of the Marriott sales of the luxury vacation ownership properties. The Company has received a cash deposit of $1.6 million from Marriott relating to the future land sales, and because none of the parcels have yet to be sold, the deposit is recorded as deposits and deferred revenue in the accompanying consolidated balance sheet at July 25, 1999. In the Fall of 1999, Marriott informed the Company that it would not be proceeding on a timely basis with its developments at the Company's properties at The Canyons and Sunday River. As a result, on March 6, 2000, the Company and Resort Properties entered into an amendment (the "Amendment") to their July 22, 1998 Purchase and Development Agreement with Marriott. The Amendment eliminates the Marriott Agreement's restrictions upon real estate at all the Company's resorts other than Killington, Steamboat and Heavenly. The Company and Marriott are obligated to negotiate site specific agreements for development projects at those three remaining resorts during the 105-day period following March 30, 2000. In the event of successful negotiation, Marriott's exclusive timeshare development rights at those three resorts will continue. If negotiations are not successful, then Marriott's exclusive timeshare development rights will be terminated. Under the Amendment, Marriott's right of first refusal has been permanently eliminated and Resort Properties has refunded to Marriott $960,000 in previously advanced purchase price. Early in fiscal 2001, the Marriott Agreement was terminated in connection with the sale to Marriott of certain land option rights at Heavenly (See Note 16--Subsequent Events).

    The Killington resort has been identified by the U.S. Environmental Protection Agency (the "EPA") as a potentially responsible party ("PRP") at two sites pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"). Killington has entered into a settlement agreement with the EPA at one of the sites, the Solvents Recovery Service of New England Superfund site in Southington, Connecticut. Killington rejected an offer to enter into a DE MINIMIS settlement with the EPA for the other site, the PSC Resources Superfund site in Palmer, Massachusetts, on the basis that Killington disputes its designation as a PRP. In addition, the Company's Heavenly resort was designated as a PRP at a Superfund site in Patterson, CA. The Company entered into a cash-out settlement agreement which has been accepted by the EPA and funded as part of an overall settlement of the site. The Company believes that its liability for these

                            AMERICAN SKIING COMPANY

11. COMMITMENTS, LEASE CONTINGENCIES AND CONTINGENT LIABILITIES (CONTINUED) Superfund sites, individually and in the aggregate, will not have a material adverse effect on the business or financial condition of the Company or results of operations or cash flows.

    Certain claims, suits and complaints associated with the ordinary course of business are pending or may arise against the Company, including all of its direct and indirect subsidiaries. In the opinion of management, all matters are adequately covered by insurance or, if not covered, are without merit or are of such kind, or involve such amounts as would not have a material effect on the financial position, results of operations or cash flows of the Company if disposed of unfavorably.

12.  STOCK OPTION PLAN

    Effective August 1, 1997, the Company established a fixed stock option plan, the American Skiing Company Stock Option Plan (the "Plan"), to provide for the grant of incentive and non-qualified stock options for the purchase of up to 5,688,699 shares of the Company's common stock by officers, management employees of the Company and its subsidiaries and other key persons (eligible for nonqualified stock options only) as designated by the Options Committee. The Options Committee, which is appointed by the Board of Directors, is responsible for the Plan's administration. The Options Committee determines the term of each option, option exercise price, number of shares for which each option is granted and the rate at which each option is exercisable. Options granted under the Plan generally expire ten years from the date of grant and vest either immediately or over a five-year term. Incentive stock options shall not have an exercise price less than the fair market value of the common stock at the date of grant. Nonqualified stock options shall be granted at an exercise price as determined by the Options Committee. The status of the Company's stock option plan is summarized below:

                                                      NUMBER     WEIGHTED AVERAGE
                                                    OF SHARES     EXERCISE PRICE
                                                    ----------   ----------------
Outstanding at July 27, 1997......................          --            --
Granted...........................................   2,716,057        $14.01
Exercised.........................................     (20,000)         2.00
                                                    ----------        ------
Outstanding at July 26, 1998......................   2,696,057         14.10
Granted...........................................   1,196,000          7.17
Exercised.........................................      (1,221)         2.00
                                                    ----------        ------
Outstanding at July 25, 1999......................   3,890,836         11.97
Granted...........................................   2,660,000          2.70
Exercised.........................................    (182,390)         2.00
Returned..........................................  (2,325,127)        15.60
                                                    ----------        ------
Outstanding at July 30, 2000......................   4,043,319        $ 4.24
                                                    ==========        ======

    During fiscal 1998, the Company granted nonqualified options under the Plan to certain key members of management to purchase 672,010 shares of common stock with an exercise price of $2.00 per share when the fair market value of the stock was estimated to be $18.00 per share. The majority of these options (511,530 shares) were granted to members of senior management and were 100% vested on the date of grant. Accordingly, the Company recognized stock compensation expense of $8.1 million relating to the grants based on the intrinsic value of $16.00 per share. Under these senior

                            AMERICAN SKIING COMPANY

12.  STOCK OPTION PLAN (CONTINUED)
management grant agreements, the Company also agreed to pay the optionees a fixed tax "bonus" in the aggregate of $5.8 million to provide for certain fixed tax liabilities that the optionees will incur upon exercise. The remainder of these options (160,480 shares) were granted under the Plan to certain members of management and were vested 20% on the date of grant and vest ratably to 100% over the following four years. For fiscal 2000, 1999 and 1998, the Company recognized $1.0 million, $773,000 and $500,000, respectively, of stock compensation expense relating to these options. The total stock compensation charge, including the tax bonus, of $14.3 million recorded in fiscal 1998 is reflected as stock compensation charge, while the $773,000 and $1.0 million recorded in fiscal 1999 and 2000, respectively, is reflected as marketing, general and administrative costs in the accompanying consolidated statement of operations. The liability for the fixed tax bonus to be paid to the optionees has been reduced to reflect $1.9 million in tax bonus payments made as of July 30, 2000 in connection with options exercised. The remaining $3.9 million tax bonus liability is reflected in accounts payable and other current liabilities in the accompanying consolidated balance sheet at July 30, 2000.

    The following table summarizes information about the stock options outstanding under the Stock Plan at July 30, 2000:

                                    WEIGHTED
                                    AVERAGE        WEIGHTED                 WEIGHTED
   RANGE OF                        REMAINING       AVERAGE                  AVERAGE
  EXERCISABLE     OUTSTANDING     CONTRACTUAL      EXERCISE   EXERCISABLE   EXERCISE
    PRICES         @ 7/30/00    LIFE (IN YEARS)     PRICE      @ 7/30/00     PRICE
  -----------     -----------   ----------------   --------   -----------   --------
$         2--$5    3,000,869          9.0           $ 2.58       768,713     $ 2.32
          6--10      851,600          8.0             7.11       400,400       7.12
         11--15       22,500          7.0            14.19        22,500      14.19
         16--18      168,350          8.0            18.00       168,350      18.00
                   ---------          ---           ------     ---------     ------
$        2--$18    4,043,319          8.7           $ 4.24     1,359,963     $ 5.87
                   =========          ===           ======     =========     ======

    The Company continues to account for stock-based compensation using the method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation expense for stock options is recognized for stock option awards granted to employees at or above fair market value. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Had stock compensation expense been determined based on the fair value at the grant dates for awards granted under the Company's stock option plan, consistent with the provisions of SFAS 123, the Company's net loss and loss per share would have been changed to the pro forma amounts indicated below (dollar amounts in thousands):

FISCAL YEARS ENDED                                 2000       1999       1998
------------------                               --------   --------   --------
Net Loss:
  As reported..................................  $(52,452)  $(32,322)  $(12,294)
  Pro forma....................................   (39,904)   (32,691)   (27,562)

Basic and diluted net loss per common share:
  As reported..................................  $  (1.73)  $  (1.07)  $  (0.48)
  Pro forma....................................     (1.31)     (1.08)     (1.07)

                            AMERICAN SKIING COMPANY

12.  STOCK OPTION PLAN (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

FISCAL YEARS ENDED                                 2000       1999       1998
------------------                               --------   --------   --------
Expected life..................................    10 yrs     10 yrs     10 yrs
Risk-free interest rate........................       6.5%       6.0%       5.6%
Volatility.....................................      93.9%      68.4%      47.1%
Dividend yield.................................        --         --         --

    The weighted average grant date fair value for the options granted in fiscal 1998 with an exercise price of $2.00 per share was $16.92 per share. The weighted average grant date fair value for the options granted in fiscal 1998 with an exercise price of $14.19 to $18.00 per share was $11.92 per share. The weighted average grant date fair value for the options granted in fiscal 1999 with an exercise price of $4.00 to $8.75 per share was $5.71 per share. The weighted average grant date fair value for the options granted in fiscal 2000 with an exercise price of $2.00 to $3.00 per share was $2.26 per share.

13.  CAPITAL STOCK

    The Company has two classes of Common Stock outstanding, Class A Common Stock and Common Stock. The rights and preferences of holders of Class A Common Sock and Common Stock are substantially identical, except that, while any Class A Common Stock is outstanding, holders of Class A Common Stock will elect a class of directors that constitutes two-thirds of the Board of Directors and holders of Common Stock will elect a class of directors that constitutes one-third of the Board of Directors. Each share of Class A Common Stock will be convertible into one share of Common Stock (i) at the option of the holder at any time, (ii) automatically upon transfer to any person that is not an affiliate of Mr. Otten and (iii) automatically if, at any time, the number of shares of Class A Common Stock outstanding represents less than 20% of outstanding shares of Common Stock and Class A Common Stock. Mr. Otten holds 100% of the Class A Common Stock, representing approximately 51% of the combined voting power of all outstanding shares of Common Stock and Class A Common Stock.

                            AMERICAN SKIING COMPANY

14.  BUSINESS SEGMENT INFORMATION

    The Company currently operates in two business segments, Resorts and Real Estate. The two segments are managed differently because they offer different products and services and require different marketing strategies. Each segment also has distinctly separate capital structures. The Resort segment operates nine ski resorts and all of their related activities (lift ticket sales, retail, food & beverage, skier development, lodging services, golf and other summer activities). The Real Estate segment develops mountainside real estate properties at the Company's ski resorts. Data by segment is as follows:

                                           JULY 30, 2000   JULY 25, 1999   JULY 26, 1998
                                           -------------   -------------   -------------
Net revenues:
  Resorts................................    $292,077        $292,558        $277,574
  Real estate............................     132,063          24,492          60,992
                                             --------        --------        --------
                                             $424,140        $317,050        $338,566
                                             ========        ========        ========
Income (loss) before income taxes:
  Resorts................................    $(31,409)       $(33,371)       $(17,286)
  Real estate............................      (4,529)         (9,636)         14,200
                                             --------        --------        --------
                                             $(35,938)       $(43,007)       $ (3,086)
                                             ========        ========        ========
Depreciation and amortization:
  Resorts................................    $ 45,759        $ 43,226        $ 37,580
  Real estate............................       1,269             976             385
                                             --------        --------        --------
                                             $ 47,028        $ 44,202        $ 37,965
                                             ========        ========        ========
Capital expenditures:
  Resorts................................    $ 27,229        $ 52,465        $ 92,998
  Real estate............................     166,879         153,106          93,255
                                             --------        --------        --------
                                             $194,108        $205,571        $186,253
                                             ========        ========        ========
Identifiable assets:
  Resorts................................    $538,131        $560,219
  Real estate............................     291,754         247,338
                                             --------        --------
                                             $829,885        $807,557
                                             ========        ========

                            AMERICAN SKIING COMPANY

15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Following is a summary of unaudited quarterly information (amounts in thousands, except per share amounts):

                                                        FIRST      SECOND     THIRD      FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER
                                                       --------   --------   --------   --------
YEAR ENDED JULY 30, 2000:
Net sales............................................  $ 23,355   $126,627   $223,095   $ 51,063
Income (loss) from operations........................   (22,899)    (6,589)    52,641    (23,185)
Income (loss) before preferred stock dividends.......   (21,813)    (9,805)    26,783    (25,298)
Net income (loss) available to common shareholders...   (27,954)   (15,124)    21,464    (30,838)

BASIC INCOME (LOSS) PER SHARE:
Net income (loss) available to common shareholders...  $  (0.92)  $  (0.50)  $   0.71   $  (1.01)
Weighted average shares outstanding..................    30,287     30,412     30,423     30,448

FULLY DILUTED INCOME (LOSS) PER SHARE:
Net income (loss) available to common shareholders...  $  (0.92)  $  (0.50)  $   0.42   $  (1.01)
Weighted average shares outstanding..................    30,287     30,412     60,268     30,448

YEAR ENDED JULY 25, 1999:
Net sales............................................  $ 24,796   $109,505   $164,641   $ 18,108
Income (loss) from operations........................   (20,852)    (4,543)    47,264    (25,494)
Income (loss) before preferred stock dividends.......   (19,209)    (9,700)    22,333    (21,374)
Net income (loss) available to common shareholders...   (20,268)   (10,779)    21,237    (22,512)

BASIC INCOME (LOSS) PER SHARE:
Net income (loss) available to common shareholders...  $  (0.67)  $  (0.36)  $   0.70   $  (0.74)
Weighted average shares outstanding..................    30,286     30,287     30,287     30,287

FULLY DILUTED INCOME (LOSS) PER SHARE:
Net income (loss) available to common shareholders...  $  (0.67)  $  (0.36)  $   0.69   $  (0.74)
Weighted average shares outstanding..................    30,286     30,287     30,630     30,287

16.  SUBSEQUENT EVENTS

    REAL ESTATE DEBT AGREEMENT

    On July 31, 2000, the Company entered into a Second Amended and Restated Credit Agreement between Resort Properties, Fleet National Bank and the lenders party thereto (the "Amended Real Estate Term Facility"). This fully syndicated $73 million facility replaces Resort Properties' previous un-syndicated
$58 million Real Estate development term loan facility. The Amended Real Estate Term Facility is collateralized by security interests in, and mortgages on, substantially all of Resort Properties' assets, which primarily consist of undeveloped real property and the stock of its real estate development subsidiaries (including GSRP).

    The Amended Real Estate Term Facility is comprised of three tranches, each with separate interest rates and maturity dates. Tranche A has a maximum principal amount of $35 million, bears interest at a variable rate equal to the Fleet National Bank's Base Rate plus 8.25% (payable monthly in arrears) and matures on December 31, 2002. Tranche B has a maximum principal amount of $25 million, bears interest at a fixed rate of 25% per annum and matures on December 31, 2003. Interest calculated at

                            AMERICAN SKIING COMPANY

16.  SUBSEQUENT EVENTS (CONTINUED)
18% per annum for Tranche B will be payable monthly in arrears. The remaining 7% per annum will accrue, be added to the principal balance of Tranche B and will bear interest at 25% per annum, compounded annually. Tranche C has a maximum principal amount of $13 million, bears interest at an effective rate of 25% per annum and matures on December 31, 2005. Interest will accrue, be added to the principal balance of Tranche C and will compound semi-annually.

    Tranche C of the Amended Real Estate Term Facility was purchased by Oak Hill Capital Partners, L.P. In connection with this $13 million investment, the Company entered into a Securities Purchase Agreement with Oak Hill, dated as of July 31, 2000, pursuant to which the Company has agreed to either (i) issue warrants to Oak Hill for 6,000,000 shares of ASC common stock with an exercise price of $2.50 per share or (ii) issue to Oak Hill common stock in Resort Properties representing approximately 15% of the voting interest in Resort Properties. The purchase price of the warrants (or Resort Properties common stock, as applicable) was $2 million.

    In addition, the Series B Agreement, dated August 9, 1999, was amended as of July 31, 2000 to provide, among other things: (i) that Oak Hill will have the right to elect six members of the Company's Board of Directors, provided that Oak Hill maintains certain ownership levels; (ii) that Mr. Otten will have the right to elect two members to the Board, provided that he maintains certain ownership levels; and (iii) that Mr. Otten will have the right to serve on the executive committee of the Board and on the boards of directors of material subsidiaries of ASC. As of July 31, 2000, Oak Hill would own 54.9% of the 67,546,455 shares of common stock of the Company that would be outstanding if all the shares of the Series B Preferred Stock were converted and if all of the Warrants were exercised.

    SALE OF OPTION RIGHTS

    On September 26, 2000, the Company entered into a purchase and sale agreement to sell its option rights to a parcel of real estate in the South Lake Tahoe Redevelopment District to Marriott for $8.5 million. Pursuant to the terms of the purchase and sale agreement, Resort Properties will receive
$4.09 million in cash proceeds on October 17, apply a previously received $320,000 deposit and will receive an additional $4.09 million from Marriott on January 15, 2001. Also, as part of the purchase and sale agreement the existing Marriott Agreement among the Company, Resort Properties and Marriott dated
July 22, 1998 was terminated.

                        MERISTAR HOTELS & RESORTS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              SEPTEMBER 30, 2000   DECEMBER 31, 1999
                                                              ------------------   -----------------
                                                                 (UNAUDITED)
Assets
Current Assets:
  Cash and cash equivalents.................................       $  9,989            $  1,726
  Accounts receivable, net of allowance for doubtful
    accounts
    of $3,732 and $2,090....................................         77,243              47,976
  Prepaid expenses..........................................         21,921               3,589
  Deposits and other........................................         13,338               8,388
                                                                   --------            --------
    Total current assets....................................        122,491              61,679
                                                                   --------            --------
Fixed assets:
  Furniture, fixtures and equipment.........................         27,503              14,832
  Accumulated depreciation..................................         (4,499)             (2,522)
                                                                   --------            --------
    Total fixed assets, net.................................         23,004              12,310
                                                                   --------            --------
Investments in and advances to affiliates...................         38,001              30,018
Intangible assets, net of accumulated amortization of
  $12,349
  and $7,927................................................        190,399             153,927
Deferred income taxes.......................................            904                  --
Restricted cash.............................................             --                 210
                                                                   --------            --------
                                                                   $374,799            $258,144
                                                                   ========            ========
Liabilities, Minority Interests and Stockholders' Equity
Current Liabilities:
  Accounts payable, accrued expenses and other
    liabilities.............................................       $124,878            $ 96,603
  Due to MeriStar Hospitality Corporation...................         20,619              11,476
  Income taxes payable......................................            150                  80
  Long-term debt, current portion...........................             80                  10
                                                                   --------            --------
    Total current liabilities...............................        145,727             108,169
Deferred income taxes.......................................         23,257              13,247
Long-term debt..............................................         95,184              57,752
                                                                   --------            --------
Total liabilities...........................................        264,168             179,168
Minority interests..........................................         14,343              13,774
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, par value $0.01 per share:
    Authorized--10,000 shares
  Common stock, par value $0.01 per share:
    Authorized--100,000 shares
    Issued and outstanding--35,894 and 29,625 shares........            359                 296
Additional paid-in capital..................................         74,801              57,637
Retained earnings...........................................         21,265               7,236
Accumulated other comprehensive income:
  Translation adjustment....................................            (53)                 33
  Unrealized loss on investments............................            (84)                 --
                                                                   --------            --------
    Total stockholders' equity..............................         96,288              65,202
                                                                   --------            --------
                                                                   $374,799            $258,144
                                                                   ========            ========

     See accompanying notes to condensed consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

               UNAUDITED (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     THREE MONTHS ENDED      NINE MONTHS ENDED
                                                        SEPTEMBER 30,          SEPTEMBER 30,
                                                     -------------------   ---------------------
                                                       2000       1999        2000        1999
                                                     --------   --------   ----------   --------
Revenue:
  Rooms............................................  $231,497   $226,310   $  721,045   $697,221
  Food and beverage................................    67,618     64,852      222,197    214,053
  Corporate housing................................    29,369         --       38,761         --
  Other operating departments......................    21,593     21,551       71,187     67,212
  Management and other fees........................     6,287      2,075       16,358      7,363
                                                     --------   --------   ----------   --------
    Total revenue..................................   356,364    314,788    1,069,548    985,849
                                                     --------   --------   ----------   --------
Operating expenses by department:
  Rooms............................................    55,956     55,146      166,824    163,754
  Food and beverage................................    51,451     50,316      162,094    159,068
  Corporate housing................................    18,744         --       24,781         --
  Other operating departments expenses.............    12,693     10,245       40,246     32,484

Undistributed operating expenses:
  Administrative and general.......................    58,270     49,257      173,894    157,971
  Property operating costs.........................    48,678     47,259      145,427    140,162
  Participating lease expense......................   106,792     97,396      320,104    306,009
  Depreciation and amortization....................     2,778      1,418        6,540      4,454
                                                     --------   --------   ----------   --------
    Total operating expenses.......................   355,362    311,037    1,039,910    963,902
                                                     --------   --------   ----------   --------
Net operating income...............................     1,002      3,751       29,638     21,947
Interest expense, net..............................     1,986      1,037        4,530      3,543
                                                     --------   --------   ----------   --------
Income (loss) before minority interests and income
  taxes............................................      (984)     2,714       25,108     18,404
Minority interests.................................       (31)       250        2,108      2,694
                                                     --------   --------   ----------   --------
Income (loss) before income taxes..................      (953)     2,464       23,000     15,710
Income taxes.......................................       (52)       911        8,971      5,812
                                                     --------   --------   ----------   --------
Net income (loss)..................................  $   (901)  $  1,553   $   14,029   $  9,898
                                                     ========   ========   ==========   ========
Other comprehensive income:
  Foreign currency translation adjustment..........      (176)        (1)         (86)       (34)
  Unrealized loss on investments...................       (12)        --          (84)        --
                                                     --------   --------   ----------   --------
  Comprehensive income.............................  $ (1,089)  $  1,552   $   13,859   $  9,864
                                                     ========   ========   ==========   ========
Earnings per share:
  Basic............................................  $  (0.03)  $   0.05   $     0.42   $   0.36
                                                     ========   ========   ==========   ========
  Diluted..........................................  $  (0.03)  $   0.05   $     0.41   $   0.36
                                                     ========   ========   ==========   ========

     See accompanying notes to condensed consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                            UNAUDITED (IN THOUSANDS)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
Operating activities:
Net income..................................................  $  14,029   $   9,898
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      6,540       4,454
  Minority interests........................................      2,108       2,694
  Deferred income taxes.....................................      8,276       5,813
Changes in operating assets and liabilities:
  Accounts receivable, net..................................    (24,919)     (3,487)
  Deposits and other........................................     (3,638)     (2,510)
  Prepaid expenses..........................................    (12,646)     (7,024)
  Accounts payable, accrued expenses and other
  liabilities...............................................     11,029      (1,769)
  Income Taxes Payable......................................       (100)        (35)
  Due to MeriStar Hospitality Corporation...................      9,143      11,059
                                                              ---------   ---------
Net cash provided by operating activities...................      9,822      19,093
                                                              ---------   ---------

Investing activities:
  Purchases of fixed assets.................................     (7,054)     (3,641)
  Investments in and advances to affiliates, net............     (7,983)    (15,465)
  Purchases of intangible assets............................     (2,716)     (2,860)
  Cash paid to BridgeStreet Accommodations shareholders.....    (12,216)         --
  Change in restricted cash.................................        210         416
                                                              ---------   ---------
Net cash used in investing activities.......................    (29,759)    (21,550)
                                                              ---------   ---------

Financing activities:
  Proceeds from issuance of long term debt..................    154,500     121,000
  Principal payments on long-term debt......................   (117,124)   (131,993)
  Purchase of OP units......................................     (1,149)         --
  BridgeStreet Accommodations debt repaid...................    (12,021)         --
  Proceeds from issuances of common stock, net..............      5,494       5,879
  Deferred financing costs..................................     (1,601)         --
                                                              ---------   ---------
Net cash provided by (used in) financing activities.........     28,099      (5,114)
                                                              ---------   ---------

Effect of exchange rate changes on cash.....................        101          (3)

Net increase (decrease) in cash and cash equivalents........      8,263      (7,574)
Cash and cash equivalents, beginning of period..............      1,726      11,155
                                                              ---------   ---------

Cash and cash equivalents, end of period....................  $   9,989   $   3,581
                                                              =========   =========

     See accompanying notes to condensed consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.  ORGANIZATION

    We lease, manage and operate a portfolio of hospitality properties and provide related services in the hotel, corporate housing, golf, and vacation membership markets. Our portfolio is diversified by franchise and brand affiliations. Our subsidiary, MeriStar H&R Operating Company, L.P., conducts all of our operations. We are the sole general partner of MeriStar H&R and control its operations.

    On August 3, 1998, American General Hospitality Corporation and CapStar Hotel Company merged together to form MeriStar Hospitality Corporation, a real estate investment trust. As part of that merger, CapStar formed our company to become the lessee, manager and operator of substantially all of the hotels owned or leased by American General and CapStar before the merger. At the time of the merger, CapStar distributed all of the shares of our common stock to its stockholders and we became a separate, publicly traded company.

    We manage all of the hotels CapStar leased and/or managed for third-party owners before the merger. Immediately after the merger, we acquired all of the partnership interests in AGH Leasing, L.P., the third-party lessee that leased most of the hotels American General owned. We also acquired substantially all of the assets and some liabilities of American General Hospitality, Inc., the third-party manager that managed most of the hotels American General owned.

    We have an intercompany agreement with MeriStar Hospitality Corporation. This provides each of us the right to participate in certain transactions entered into by each company. In particular, we have the right of first refusal to become the lessee of any real property acquired by MeriStar Hospitality Corporation. We also provide MeriStar Hospitality Corporation with certain services including administrative, renovation supervision, corporate, accounting, finance, insurance, legal, tax, information technology, human resources, acquisition identification and due diligence, and operational services. We are compensated in an amount that MeriStar Hospitality Corporation would be charged by an unaffiliated third party for comparable services.

    On May 31, 2000, we completed the acquisition of BridgeStreet Accommodations, Inc. BridgeStreet provides corporate housing services in the United States, Canada, and the United Kingdom. We are continuing to operate our corporate housing division under the BridgeStreet name. Our consolidated interim financial statements for the nine months ended September 30, 2000 include the operating results of BridgeStreet since May 31, 2000.

    As of September 30, 2000, we leased or managed 213 hotels with 46,511 rooms in 33 states, the District of Columbia, Canada, Puerto Rico and the U.S. Virgin Islands. In addition, we had approximately 3,600 apartments under lease in the United States, Canada, and the United Kingdom at September 30, 2000.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    We have prepared these unaudited interim financial statements according to the rules and regulations of the Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with generally accepted accounting principles. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our

                        MERISTAR HOTELS & RESORTS, INC.

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Annual Report on Form 10-K for the year ended December 31, 1999. Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

    In our opinion, the accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Our actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

    Our hotel participating leases have noncancelable remaining terms ranging from 9 to 13 years. The leases can be terminated earlier under certain circumstances defined in the leases. The rent payable under each participating lease is the greater of base rent or percentage rent, as defined in the lease agreement. Percentage rent applicable to room and food and beverage hotel revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the United States Consumer Price Index. Percentage rent applicable to other revenues is calculated by multiplying fixed percentages by the total amounts of such revenues.

    Emerging Issues Task Force Issue No. 98-9, "Accounting for Contingent Rent in Interim Financial Periods," requires a lessee to recognize contingent rental expense for interim periods prior to the achievement of the specified target that triggers the contingent rental expense, if the achievement of that target by the end of the fiscal year is considered probable. This accounting pronouncement relates only to our recognition of lease expense in interim periods for financial reporting purposes; it has no effect on the timing of rent payments under our leases or our annual lease expense calculations. We made cash lease payments in excess of the expense we were required to recognize under EITF No. 98-9 during the interim periods ended September 30, 2000 and 1999. As of September 30, 2000, we had a prepaid expense balance of $9,910 which is included on our condensed consolidated balance sheet.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the Financial Accounting Standard Board issued Statement of Financial Accounting Standard No. 137 which amended Statement of Financial Accounting Standard No. 133 to defer the effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 138 which provides additional guidance and amendments to Statement of Financial Accounting Standard No. 133. We are currently in the process of evaluating the effect this new standard will have on our financial statements. We do not believe the standard will have a material impact on our financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

3.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          2000            1999
                                                      -------------   ------------
Senior secured credit facility......................     $95,000         $    --
Revolving credit facility with MeriStar Hospitality
  Corporation.......................................          --          57,000
Other...............................................         264             762
                                                         -------         -------
                                                          95,264          57,762

Less current portion................................         (80)            (10)
                                                         -------         -------
                                                         $95,184         $57,752
                                                         =======         =======

    On February 29, 2000, we entered into a $100,000 senior secured credit facility with a syndicate of banks. The interest rate on the credit facility is the 30-day London Inter-Bank Offered Rate plus 350 basis points. The credit facility expires in February 2002 with a one-year extension at our option. On March 1, 2000, we borrowed $65,000 to repay the borrowings outstanding under the revolving credit agreement with MeriStar Hospitality Corporation. Upon execution of the senior secured credit facility, we amended the facility with MeriStar Hospitality Corporation to reduce the maximum borrowing limit from $75,000 to $50,000.

    The aggregate future maturities of the above obligations are as follows:

2000...................................................        $    80
2001...................................................            184
2002...................................................             --
2003...................................................         95,000
                                                               -------
                                                               $95,264
                                                               =======

                        MERISTAR HOTELS & RESORTS, INC.

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

4.  EARNINGS PER SHARE

    The following tables present the computation of basic and diluted earnings per share:

                                                          THREE MONTHS ENDED     NINE MONTHS ENDED
                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                          -------------------   -------------------
                                                            2000       1999       2000       1999
                                                          --------   --------   --------   --------
BASIC EARNINGS PER SHARE COMPUTATION:
Net income..............................................  $  (901)   $ 1,553    $14,029    $ 9,898
Weighted average number of shares of common stock
  outstanding...........................................   35,882     29,043     33,547     27,298
                                                          -------    -------    -------    -------
Basic earnings per share................................  $ (0.03)   $  0.05    $  0.42    $  0.36
                                                          =======    =======    =======    =======

DILUTED EARNINGS PER SHARE COMPUTATION:
Net income..............................................  $  (901)   $ 1,553     14,029    $ 9,898
Minority interest, net of tax...........................       --        (30)     1,286         --
                                                          -------    -------    -------    -------
Adjusted net income.....................................  $  (901)   $ 1,523    $15,315    $ 9,898
                                                          =======    =======    =======    =======

Weighted average number of shares of common stock
  outstanding...........................................   35,882     29,043     33,547     27,298
Common stock equivalents--Operating partnership units...       --        678      3,503        392
Common stock equivalents--stock options.................       --        186         82        160
                                                          -------    -------    -------    -------

Total weighted average number of diluted shares of
  common stock outstanding..............................   35,882     29,907     37,132     27,850
                                                          =======    =======    =======    =======
Diluted earnings per share..............................  $ (0.03)   $  0.05    $  0.41    $  0.36
                                                          =======    =======    =======    =======

                        MERISTAR HOTELS & RESORTS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

5.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Cash paid for interest and income taxes:
  Interest..................................................  $  4,337    $3,674
  Income Taxes..............................................       420        35
Non-cash investing and financing activities:
  Conversion of operating partnership units to common
  stock.....................................................       391     7,790
  Operating partnership Units issued and/or assumption of
    liabilities in purchase of intangible assets............        --     6,736
  Issuance of common stock to BridgeStreet shareholders.....    11,239        --

  Fair value of assets acquired.............................    17,223        --
  Fair value of liabilities acquired........................   (16,083)       --
  Fair value of debt assumed................................   (12,021)       --
                                                              --------    ------
  Fair value of net liabilities assumed.....................  $(10,881)   $   --
                                                              ========    ======

6.  SEGMENTS

    We are organized into four operating divisions: hotel operations, corporate housing, golf management and vacation ownership. Each division is managed separately because of its distinctive products and services. Hotel operations and corporate housing are reportable operating segments. In 1999, we were organized into three different operating segments: upscale, full-service hotels; premium limited-service hotels and inns; and resort properties. In 2000, we reorganized our operations into the current operating divisions. We reclassified the segment information for 1999 accordingly. We evaluate the performance of each division based on earnings before interest, taxes, depreciation and amortization.

    The following are the segment disclosures for hotel operations and corporate housing for the three months ended September 30:

                                                         HOTEL OPERATIONS      CORPORATE HOUSING
                                                        -------------------   -------------------
                                                          2000       1999       2000       1999
                                                        --------   --------   --------   --------
Revenue...............................................  $325,766   $314,344   $29,369         --
                                                        ========   ========   =======    =======
Earnings before interest, taxes, depreciation and
  amortization........................................  $    713   $  5,656   $ 3,114         --
                                                        ========   ========   =======    =======

                        MERISTAR HOTELS & RESORTS, INC.

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

6.  SEGMENTS (CONTINUED)
    The following are the segment disclosures for hotel operations and corporate housing as of and for the nine months ended September 30:

                                                         HOTEL OPERATIONS       CORPORATE HOUSING
                                                       ---------------------   -------------------
                                                          2000        1999       2000       1999
                                                       ----------   --------   --------   --------
Revenue..............................................  $1,026,825   $982,733   $38,761         --
                                                       ==========   ========   =======    =======
Earnings before interest, taxes, depreciation and
  amortization.......................................  $   32,848   $ 26,685   $ 3,898         --
                                                       ==========   ========   =======    =======
Total assets.........................................  $  171,713   $136,558   $20,992         --
                                                       ==========   ========   =======    =======

    The following is a reconciliation of the segment information to our consolidated financial information for the three months ended September 30:

                                                  2000                                  1999
                                   -----------------------------------   -----------------------------------
                                              EARNINGS BEFORE INTEREST              EARNINGS BEFORE INTEREST
                                              TAXES, DEPRECIATION AND               TAXES, DEPRECIATION AND
                                   REVENUES         AMORTIZATION         REVENUES         AMORTIZATION
                                   --------   ------------------------   --------   ------------------------
Hotel Operations.................  $325,766            $  713            $314,344            $5,656
Corporate Housing................    29,369             3,114                  --                --
Other............................     1,229               (47)                444              (487)
                                   --------            ------            --------            ------
Per financial statements.........  $356,364            $3,780            $314,788            $5,169
                                   ========            ======            ========            ======

    The following is a reconciliation of the segment information to our consolidated financial information as of and for the nine months ended September 30:

                                                 2000                                              1999
                           ------------------------------------------------   ----------------------------------------------
                                        EARNINGS BEFORE INTEREST                         EARNINGS BEFORE INTEREST
                                        TAXES, DEPRECIATION AND                          TAXES, DEPRECIATION AND
                            REVENUES          AMORTIZATION          ASSETS    REVENUES         AMORTIZATION          ASSETS
                           ----------   ------------------------   --------   --------   ------------------------   --------
Hotel Operations.........  $1,026,825           $32,848            $171,713   $982,733           $26,685            $136,558
Corporate Housing........      38,761             3,898              20,992         --                --                  --
Other....................       3,962              (568)            182,094      3,116              (284)            140,008
                           ----------           -------            --------   --------           -------            --------
Per financial
  statements.............  $1,069,548           $36,178            $374,799   $985,849           $26,401            $276,566
                           ==========           =======            ========   ========           =======            ========

    The other items in the tables above represent operating segment activity and assets for the non-reportable segments and non-operating segment activity and assets. The non-operating segment activity and assets are primarily unallocated corporate expenses and intangibles and other miscellaneous assets.

                        MERISTAR HOTELS & RESORTS, INC.

                               SEPTEMBER 30, 2000

           UNAUDITED (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

6.  SEGMENTS (CONTINUED)
    Revenues for foreign operations for the three months ended September 30 were as follows:

                                                                2000       1999
                                                              --------   --------
Canada......................................................   $8,717     $6,163
                                                               ======     ======
United Kingdom..............................................   $7,040     $   --
                                                               ======     ======

    Revenues for foreign operations for the nine months ended September 30 were as follows:

                                                              2000       1999
                                                            --------   --------
Canada....................................................  $19,669    $16,345
                                                            =======    =======
United Kingdom............................................  $ 9,220    $    --
                                                            =======    =======

7.  ACQUISITION

    On May 31, 2000, we completed the acquisition of BridgeStreet Accommodations, Inc. for $1.50 in cash and 0.5 shares of our common stock for each share of BridgeStreet common stock outstanding. We issued 4,072 shares of common stock and paid $12,216 to BridgeStreet's shareholders. In addition, we repaid $12,021 of BridgeStreet's outstanding debt as part of the acquisition. BridgeStreet provides corporate housing services in the United States, Canada and the United Kingdom. The total purchase price of the acquisition was approximately $44,907, which resulted in $34,335 of goodwill. The goodwill will be amortized on a straight-line basis over 35 years.

    In accordance with generally accepted accounting principles, we accounted for the acquisition as a purchase. Accordingly, we have included the operating results of BridgeStreet in our condensed consolidated financial statements since May 31, 2000, the date of acquisition.

    The following unaudited pro forma consolidated results of operations are presented as if we had acquired BridgeStreet at the beginning of the periods presented:

                                                   THREE MONTHS ENDED       NINE MONTHS ENDED
                                                      SEPTEMBER 30,           SEPTEMBER 30,
                                                   -------------------   -----------------------
                                                     2000       1999        2000         1999
                                                   --------   --------   ----------   ----------
Revenue..........................................  $356,364   $340,921   $1,110,500   $1,058,908
Net Income.......................................  $   (901)  $  1,765   $   12,112   $    9,577
Earnings Per Share:
  Basic..........................................  $  (0.03)  $   0.05   $     0.33   $     0.31
  Diluted........................................  $  (0.03)  $   0.05   $     0.33   $     0.31

    The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
MeriStar Hotels & Resorts, Inc.:

    We have audited the accompanying consolidated balance sheets of MeriStar Hotels & Resorts, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and owners' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MeriStar Hotels & Resorts, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Washington, D.C.
January 28, 2000, except
for Note 5 which is as
of February 29, 2000

                                        KPMG LLP

                        MERISTAR HOTELS & RESORTS, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1999 AND 1998

                          INCLUDING PREDECESSOR ENTITY

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                1999       1998
                                                              --------   --------
Assets
Current Assets:
  Cash and cash equivalents.................................  $  1,726   $ 11,155
  Accounts receivable, net of allowance for doubtful
    accounts
    of $2,090 and $2,285....................................    47,976     61,987
  Prepaid expenses..........................................     3,589      4,193
  Deposits and other........................................     8,388      8,885
                                                              --------   --------
    Total current assets....................................    61,679     86,220
Fixed assets:
  Furniture, fixtures and equipment.........................    14,832      7,325
  Accumulated depreciation..................................    (2,522)    (1,099)
                                                              --------   --------
    Total fixed assets, net.................................    12,310      6,226
Investments in and advances to affiliates...................    30,018      7,695
Intangible assets, net of accumulated amortization of $7,927
  and $3,338................................................   153,927    146,782
Restricted cash.............................................       210        606
                                                              --------   --------
                                                              $258,144   $247,529
                                                              ========   ========
Liabilities, Minority Interests, Stockholders' Equity and
  Owners' Equity
Current Liabilities:
  Accounts payable..........................................  $ 10,835   $ 28,401
  Accrued expenses and other liabilities....................    85,768     67,889
  Due to affiliates, net....................................    11,476      9,564
  Income taxes payable......................................        80         69
  Long-term debt, current portion...........................        10         27
                                                              --------   --------
    Total current liabilities...............................   108,169    105,950
Deferred income taxes.......................................    13,247      9,367
Long-term debt..............................................    57,752     67,785
                                                              --------   --------
    Total liabilities.......................................   179,168    183,102
Minority interests..........................................    13,774     19,693
Commitments and contingencies
Stockholders' equity:
  Common stock, par value $.01 per share:
    Authorized--100,000 shares
    Issued and outstanding--29,625 and 25,437 shares........       296        254
  Paid-in capital...........................................    57,637     43,894
  Retained earnings.........................................     7,236        551
  Accumulated other comprehensive income....................        33         35
                                                              --------   --------
    Total Stockholders' equity..............................    65,202     44,734
                                                              --------   --------
                                                              $258,144   $247,529
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 1999        1998       1997
                                                              ----------   --------   --------
Revenue:
  Rooms.....................................................  $  894,983   $395,633   $ 9,880
  Food and beverage.........................................     295,551    119,295     1,397
  Other operating departments...............................      91,540     32,981       474
  Management and other fees.................................      10,040     14,528    12,088
                                                              ----------   --------   -------
    Total revenue...........................................   1,292,114    562,437    23,839
                                                              ----------   --------   -------
Operating expenses by department:
  Rooms.....................................................     213,107     95,627     2,533
  Food and beverage.........................................     224,726     90,662       909
  Other operating expenses..................................      48,619     17,198       261

Undistributed operating expenses:
  Administrative and general................................     183,279     84,881    10,473
  Participating lease expense...............................     404,086    186,601     4,135
  Property operating costs..................................     195,033     76,300     1,917
  Depreciation and amortization.............................       6,014      3,372       636
                                                              ----------   --------   -------
    Total operating expenses................................   1,274,864    554,641    20,864
                                                              ----------   --------   -------
Net operating income........................................      17,250      7,796     2,975
Interest expense, net.......................................       4,692      2,017        56
Equity in earnings of affiliates............................         (31)    (1,337)       46
                                                              ----------   --------   -------
Income before minority interests and income taxes...........      12,527      4,442     2,965
Minority interests..........................................       1,916        155       103
Income taxes................................................       3,926        337        --
                                                              ----------   --------   -------
Net income..................................................  $    6,685   $  3,950   $ 2,862
                                                              ==========   ========   =======
Earnings per share:
    Basic...................................................  $     0.24   $   0.02        --
    Diluted.................................................  $     0.24   $   0.02        --
                                                              ==========   ========   =======

          See accompanying notes to consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

       CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND OWNERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                                 (IN THOUSANDS)

                                                                                   ACCUMULATED
                                       COMMON STOCK       ADDITIONAL                  OTHER
                                    -------------------    PAID-IN     RETAINED   COMPREHENSIVE   OWNERS'
                                     SHARES     AMOUNT     CAPITAL     EARNINGS      INCOME        EQUITY     TOTAL
                                    --------   --------   ----------   --------   -------------   --------   --------
Balance, January 1, 1997..........       --      $ --       $    --     $   --        $ --        $  3,007   $ 3,007
Capital contributions.............       --        --            --         --          --          35,040    35,040
Net income for the year...........       --        --            --         --          --           2,862     2,862
                                     ------      ----       -------     ------        ----        --------   -------
Balance, December 31, 1997........       --        --            --         --          --          40,909    40,909
Spin-Off and issuances of common
  stock...........................   24,952       249        42,914         --          --         (44,308)   (1,145)
Net income for period January 1,
  1998 through August 2, 1998.....       --        --            --         --          --           3,399     3,399
Net income for period August 3,
  1998 through December 31,
  1998............................       --        --            --        551          --              --       551
Foreign currency translation
  adjustment......................       --        --            --         --          35              --        35
                                     ------      ----       -------     ------        ----        --------   -------
Comprehensive Income..............                                                                             3,985
                                     ======      ====       =======     ======        ====        ========   =======
Issuances of common stock under
  Stock Purchase Plan.............        5        --            11         --          --              --        11
Rights offering...................      480         5           952         --          --              --       957
Proceeds from exercise of stock
  options, net....................       --        --            17         --          --              --        17
                                     ------      ----       -------     ------        ----        --------   -------
Balance, December 31, 1998........   25,437       254        43,894        551          35              --    44,734
Net income for the year...........       --        --            --      6,685          --              --     6,685
Foreign currency translation
  adjustment......................       --        --            --         --          (2)             --        (2)
                                     ------      ----       -------     ------        ----        --------   -------
Comprehensive Income..............                                                                             6,683
                                     ======      ====       =======     ======        ====        ========   =======
Issuances of common stock.........    1,820        18         4,793         --          --              --     4,811
Redemption of OP units............    1,908        19         7,816         --          --              --     7,835
Issuances of common stock under
  Stock Purchase Plan.............      381         4           935         --          --              --       939
Proceeds from exercise of stock
  options, net....................       79         1           199         --          --              --       200
                                     ------      ----       -------     ------        ----        --------   -------
Balance, December 31, 1999........   29,625      $296       $57,637     $7,236        $ 33        $     --   $65,202
                                     ======      ====       =======     ======        ====        ========   =======

        See accompanying notes to the consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                                 (IN THOUSANDS)

                                                                1999       1998        1997
                                                              --------   ---------   --------
Operating activities:
  Net income................................................  $  6,685   $   3,950   $ 2,862
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     6,014       3,372       636
    Equity in earnings of affiliates........................        31       1,337       (46)
    Minority interests......................................     1,916         155       103
    Deferred income taxes...................................     3,880         267        --
    Changes in operating assets and liabilities:
      Accounts receivable, net..............................    14,011     (54,825)   (5,459)
      Prepaid expenses......................................       604      (3,096)     (320)
      Deposits and other....................................       497      (8,229)     (645)
      Accounts payable......................................   (17,566)     26,319     1,539
      Due to affiliates, net................................     1,912     (14,850)    3,638
      Accrued expenses and other liabilities................     9,533      55,656     8,859
      Income taxes payable..................................        11          69        --
                                                              --------   ---------   -------
Net cash provided by operating activities...................    27,528      10,125    11,167
                                                              --------   ---------   -------
Investing activities:
  Purchases of fixed assets.................................    (7,527)     (4,624)   (2,046)
  Purchases of intangible assets............................    (3,388)    (99,438)     (924)
  Investments in and advances to affiliates.................   (22,338)      2,563    (2,078)
  Distribution from investments in affiliates...............        --          --       147
  Additions to notes receivable.............................        --          --    (1,600)
  Change in escrows and restricted funds....................       396        (606)       --
                                                              --------   ---------   -------
Net cash used in investing activities.......................   (32,857)   (102,105)   (6,501)
                                                              --------   ---------   -------
Financing activities:
  Proceeds from long-term debt..............................   177,000      67,000        96
  Principal payments on long-term debt......................  (187,050)       (169)    4,112
  Proceeds from issuances of common stock, net..............     5,950         974        --
  Contributions from CapStar................................        --       8,383        --
  Distributions to minority investors.......................        --         (75)       --
                                                              --------   ---------   -------
Net cash (used in) provided by financing activities.........    (4,100)     76,113     4,208
                                                              --------   ---------   -------
Net (decrease) increase in cash and cash equivalents........    (9,429)    (15,867)    8,874
Cash and cash equivalents, beginning of year................    11,155      27,022    18,148
                                                              --------   ---------   -------
Cash and cash equivalents, end of year......................  $  1,726   $  11,155   $27,022
                                                              ========   =========   =======

          See accompanying notes to consolidated financial statements.

                        MERISTAR HOTELS & RESORTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  ORGANIZATION

    MeriStar Hotels & Resorts, Inc. (the "Company") was spun off by CapStar Hotel Company ("CapStar") on August 3, 1998 (the "Spin-Off") to become the lessee, manager and operator of various hotel assets, including those which were previously owned, leased and managed by CapStar and certain of its affiliates. CapStar distributed to its stockholders, on a share-for-share basis, all of the outstanding shares of the Company's common stock, par value $0.01 per share ("Common Stock"). On August 3, 1998, CapStar merged (the "Merger") with and into American General Hospitality Corporation ("AGH"), a Maryland corporation operating as a real estate investment trust, to form MeriStar Hospitality Corporation (the "REIT").

    Immediately following the Spin-Off and the Merger, the Company acquired 100% of the partnership interests in AGH Leasing L.P. ("AGH Leasing"), the third-party lessee of most of the hotels owned by AGH, and acquired substantially all of the assets and certain liabilities of American General Hospitality, Inc. ("AGHI"), the third-party manager of most of the hotels owned by AGH and certain other hotels. The Company thereby became the lessee, manager and operator of most of the hotels owned by AGH. The purchase price of $95,000 was funded with a combination of cash and units of limited partnership interest ("OP Units") in the Company's subsidiary operating partnership. In accordance with generally accepted accounting principles ("GAAP"), the acquisitions have been accounted for as purchases and, therefore, the operating results of AGHI and AGH Leasing are included in the Company's consolidated financial statements from the date of acquisition.

    The Company's financial statements include the historical results of the Company's predecessor entity, the management and leasing operations of CapStar, for all periods and include the operating results of AGH Leasing and AGHI since August 3, 1998. In addition, prior to August 3, 1998, the Company managed substantially all of the hotels owned by CapStar and received management fee revenues from such hotels. Since August 3, 1998, the Company has leased these hotels from the REIT and therefore records no management fees from such hotels but instead records room, food and beverage and other operating department revenues and expenses from such leased properties. Therefore, the Company's results of operations for each of the years in the three-year period ended December 31, 1999 reflect significantly differing numbers of managed and leased hotels throughout the periods. The following table outlines the Company's historical portfolio of managed and leased hotels:

                              REIT                 CAPSTAR             THIRD PARTY              OTHER
                             LEASED                 OWNED                MANAGED               LEASED                 TOTAL
                       -------------------   -------------------   -------------------   -------------------   -------------------
                        HOTELS     ROOMS      HOTELS     ROOMS      HOTELS     ROOMS      HOTELS     ROOMS      HOTELS     ROOMS
                       --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
12/31/99.............    108       28,055       --           --       54       9,693        53       7,600       215       45,348
12/31/98.............    109       28,058       --           --       41       6,800        53       7,608       203       42,466
12/31/97.............     --           --       47       12,019       27       4,631        40       5,687       114       22,337

    We also manage 5 golf courses for third-party owners. Our golf course management operations are not material to any period presented.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

    Investments in unconsolidated joint ventures and affiliated companies in which the Company holds a voting interest of 50% or less and exercises significant influence are accounted for using the equity method. The Company uses the cost method to account for its investment in entities in which it does not have the ability to exercise significant influence.

    CASH EQUIVALENTS AND RESTRICTED CASH--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash represents amounts required to be maintained in escrow.

    FIXED ASSETS--Fixed assets are recorded at cost and are depreciated using the straight-line method over lives ranging from five to seven years.

    INTANGIBLE ASSETS--Intangible assets consist of the value of goodwill and lease contracts purchased, franchise costs, and costs incurred to obtain management contracts. Goodwill represents the excess of cost over the fair value of the net assets of the acquired businesses. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the underlying assets ranging from 5 to 40 years.

    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF--The carrying values of long-lived intangible assets are evaluated periodically in relation to the operating performance and expected future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future undiscounted net cash flows are less than book value. The impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. No impairment losses were recorded during 1999, 1998 or 1997.

    INCOME TAXES--Prior to the Spin-Off, no provision for income taxes was made since the Company's predecessor entities were partnerships and limited liability companies, and, therefore, all income, losses, and credits for tax purposes were passed through to the individual partners. Concurrent with the Spin-Off, the Company implemented Statement of Financial Accounting Standards ("SFAS")
No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts.

    FOREIGN CURRENCY TRANSLATION--Results of operations for the Company's Canadian leased and managed hotels are maintained in Canadian dollars and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Resulting translation adjustments are reflected in stockholders' equity as a cumulative foreign currency translation adjustment.

    STOCK-BASED COMPENSATIONS--The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company applies Accounting Principles Board Opinion No. 25 in accounting for its stock-based plans and therefore no compensation cost has been recognized for these plans.

    REVENUE RECOGNITION--Revenue is earned through the operations and management of the hotel properties and is recognized when earned.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PARTICIPATING LEASE AGREEMENTS--The Company's participating leases have non-cancelable initial terms ranging from 9 to 14 years, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent payable under each participating lease is the greater of base rent or percentage rent, as defined. Percentage rent applicable to room and food and beverage revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the United States Consumer Price Index. Percentage rent applicable to other revenues is calculated by multiplying fixed percentages by the total amounts of such revenues. During interim reporting periods, the Company recognizes contingent rental expense prior to the achievement of the specified target that triggers the contingent rental expense if the achievement of the specified target by the end of the fiscal year is considered probable.

    COMPREHENSIVE INCOME--SFAS No. 130, "Reporting Comprehensive Income," requires an enterprise to display comprehensive income and its components in a financial statement to be included in an enterprise's full set of annual financial statements or in the notes to financial statements. Comprehensive income represents a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events for the period other than transactions with owners in their capacity as owners. Comprehensive income of the Company includes net income and other comprehensive income from foreign currency items. For the year ended December 31, 1999, net income was $6,685, other comprehensive income, net of tax, was $(2) and comprehensive income was $6,683. For the year ended December 31, 1998, net income was $3,950, other comprehensive income, net of tax, was $35 and comprehensive income was $3,985.

    NEW ACCOUNTING PRONOUNCEMENTS--In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities in statements of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137 which amended SFAS No. 133 to defer the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. The Company is currently in the process of evaluating the effect this new standard will have on its financial statements.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS--Certain 1998 and 1997 amounts have been reclassified to conform to 1999 presentation.

                        MERISTAR HOTELS & RESORTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3.  INVESTMENTS IN AND ADVANCES TO AFFILIATES

    The Company's net investment in and advances to these corporate joint ventures and affiliated companies are summarized as follows:

                                                                DECEMBER 31,
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
CapStar Hallmark Company, L.L.C............................  $11,255     $   --
MIP Lessee, L.P............................................    5,429         --
CapStar San Diego HGI Associates...........................    3,940         --
CapStar Wyandotte I, LLC and CapStar Wyandotte II, LLC.....    2,620      1,937
Sapphire Beach Resort & Marina.............................    2,137      1,750
Ballston Parking Associates................................    1,629      1,629
BoyStar Ventures, L.P......................................    1,458      1,367
Other......................................................    1,550      1,012
                                                             -------     ------
                                                             $30,018     $7,695
                                                             =======     ======

    Combined summarized financial information of the Company's unconsolidated corporate joint ventures and affiliated companies is as follows:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
BALANCE SHEET DATA:
Current assets............................................  $11,460    $   902
Non-current assets........................................  267,345     18,332
Current liabilities.......................................   10,560      1,082
Non-current liabilities...................................  132,298        157

OPERATING DATA:
Revenue...................................................  $61,284    $11,159
Net (loss)................................................   (2,394)      (933)

4.  INTANGIBLE ASSETS

    Intangible assets consist of the following:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1999       1998
                                                          --------   --------
Goodwill................................................  $117,060   $109,213
Hotel contracts.........................................    39,993     36,208
Other...................................................     4,801      4,699
                                                          --------   --------
                                                           161,854    150,120
Less accumulated amortization...........................    (7,927)    (3,338)
                                                          --------   --------
                                                          $153,927   $146,782
                                                          ========   ========

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                               DECEMBER 31,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
Credit Facility...........................................  $57,000    $67,000
Other.....................................................      762        812
                                                            -------    -------
                                                             57,762     67,812
Less current portion......................................      (10)       (27)
                                                            -------    -------
                                                            $57,752    $67,785
                                                            =======    =======

    CREDIT FACILITY--On August 3, 1998, the Company entered into a three-year $75,000 unsecured revolving credit facility (the "Credit Facility") with the REIT. The Credit Facility contains certain covenants, including maintenance of financial ratios, reporting requirements and other customary restrictions. Interest on the facility is variable, based on the 30-day London Interbank Offered Rate plus 350 basis points. As of December 31, 1999 and 1998, the Company had $57,000 and $67,000 in outstanding borrowings under the Credit Facility, at an interest rate of 9.98% and 8.56%, respectively. The Company has determined that the fair value of this note payable approximates its carrying value. The Company incurred interest expense of $4,907 and $1,967 on this facility during 1999 and 1998, respectively.

    On February 29, 2000, the Company entered into a $100.0 million senior secured credit facility among a syndicate of banks ("New Credit Facility"). The New Credit Facility bears interest at the 30-day London Interbank Offered Rate plus 350 basis points and expires in February 2002 with an optional one-year extension. The Company drew down $65 million at an interest rate of 9.4% to repay the borrowings outstanding under the revolving credit agreement with the REIT.

    Upon execution of the New Credit Facility, the REIT facility was amended to reduce the maximum borrowing limit from $75 million to $25 million.

    FUTURE MATURITIES--Aggregate future maturities of the above obligations are as follows: 2000--$10; 2001--$57,752.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6.  INCOME TAXES

    Prior to the Spin-Off, the Company's predecessor entity conducted its operations in partnerships and limited liability companies; these operations, therefore, were not subject to income taxes. The Company is taxable as a C Corporation. Accordingly, the Company's income taxes are based on pre-tax income since the Spin-Off. Pre-tax income for the period August 3, 1998 through December 31, 1998 was $887.

    The Company's effective income tax rate for the year ended December 31, 1999 differs from the federal statutory income tax rate as follows:

                                                                1999       1998
                                                              --------   --------
Statutory tax rate..........................................    35.0%      35.0%
State and local taxes.......................................     4.0        4.2
Difference in rates on foreign subsidiaries.................      --        2.3
Business meals and entertainment............................     0.7        5.2
Compensation expense........................................    (0.5)     (77.8)
Valuation allowance.........................................    (5.8)      69.0
Other.......................................................     3.6         --
                                                                ----      -----
                                                                37.0%      37.9%
                                                                ====      =====

    The components of income tax expense are as follows:

                                                                1999       1998
                                                              --------   --------
Current:
  Federal...................................................   $   --      $ --
  State.....................................................       46        27
  Foreign...................................................       --        42
                                                               ------      ----
                                                                   46        69
                                                               ------      ----
Deferred:
  Federal...................................................    3,276       234
  State.....................................................      604        33
                                                               ------      ----
                                                                3,880       267
                                                               ------      ----
                                                               $3,926      $336
                                                               ======      ====

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6.  INCOME TAXES (CONTINUED)
    The tax effects of the temporary differences and carryforwards that give rise to the Company's net deferred tax liability at December 31, 1999 are as follows:

                                                            1999       1998
                                                          --------   --------
Deferred tax assets:
  Allowance for doubtful accounts.......................  $    144   $    236
  Accrued vacation......................................       491        545
  Minority interests temporary difference...............       862         --
  Net operating loss....................................     1,159        613
                                                          --------   --------
  Total gross deferred tax assets.......................     2,656      1,394
  Less valuation allowance..............................        --       (613)
                                                          --------   --------
  Net deferred tax assets...............................     2,656        781
                                                          --------   --------
Deferred tax liabilities:
  Accrued expenses......................................  $   (876)  $     (7)
  OP Units..............................................    (9,100)    (9,100)
  Amortization expense..................................    (2,443)      (580)
  Prepaid expenses......................................      (306)      (461)
  Intangible assets basis difference....................    (3,100)        --
  Other.................................................       (78)        --
                                                          --------   --------
  Total gross deferred tax asset........................   (15,903)   (10,148)
                                                          --------   --------
Net deferred tax liability..............................  $(13,247)  $ (9,367)
                                                          ========   ========

    At December 31, 1999, the Company had net operating loss carryforwards of approximately $3,132 that begin to expire in 2018. The valuation allowance for deferred tax assets as of January 1, 1999 was $613. The net change in the total valuation allowance for the year ended December 31, 1999 was a decrease of $613.

    As part of the Spin-Off, the Company received certain assets that CapStar had acquired, in part, through the issuance of OP Units. These assets were acquired by CapStar prior to August 3, 1998. At August 3, 1998 the tax basis of these assets differed from the financial reporting amounts that the Company recorded as part of the Spin-Off. The Company has recorded a deferred income tax liability of $9,100 for the estimated future tax effect of this basis difference. The amount of the basis difference and corresponding deferred income tax liability have been estimated. The deferred income tax liability may be adjusted upon the final determination of the basis difference. Any such adjustment, however, would be recorded as an increase or decrease to the deferred income tax liability balance, and a corresponding decrease or increase in the capital CapStar contributed to the Company as part of the Spin-Off.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  STOCKHOLDERS' EQUITY AND MINORITY INTERESTS

    COMMON STOCK--In conjunction with the Spin-Off, CapStar distributed to its stockholders, on a share-for-share basis, all of the 24,948,754 outstanding shares of the Company's Common Stock.

    In connection with the Spin-Off the Company distributed to holders of the REIT's common stock and the REIT's OP Units, one right for every six shares or units owned. Each right entitled its holder to purchase a share of Common Stock at a subscription price of $2.84 per share, during a subscription period from August 13, 1998 through August 31, 1998. The Rights Offering resulted in the sale of approximately 480,000 shares of Common Stock with net proceeds to the Company of $957.

    In November 1998, the Company implemented a stock purchase plan that allows eligible employees to purchase the Company's common stock at a discount to market value. The Company has reserved 1,500,000 shares of Common Stock for issuance under this plan. The Company sold 5,384 shares under this plan in 1998 and 381,066 shares under this plan in 1999.

    On April 15, 1999, the Company privately issued 1,818,182 shares of the Company's Common Stock at a price of $2.75 per share to the Company's joint venture partner in MIP Lessee L.P.

    On January 6, 1999, the Company privately issued 1,818,182 shares of the Company's Common Stock at a price of $2.75 per share to the Company's joint venture partner in MIP Lessee L.P.

    OP UNITS--Substantially all of the Company's assets are held indirectly by MeriStar H&R Operating Company, L.P. (the "Operating Partnership"), the Company's subsidiary operating partnership.

    The Operating Partnership's partnership agreement currently has three classes of OP Units: Class A OP Units, Class B OP Units and Preferred OP Units. No dividends were paid during 1998 and no dividends and 1999 to the Class A OP Unit holders and Class B OP Unit holders. Preferred OP Unit holders receive a 6.5% cumulative annual preferred return based on an assumed price per Common Share of $3.34, compounded quarterly to the extent not paid on a current basis, and are entitled to a liquidation preference of $3.34 per Preferred OP Unit. All net income and capital proceeds earned by the Operating Partnership, after payment of the annual preferred return and, if applicable, the liquidation preference, will be shared by the holders of the Class A OP Units and Class B OP Units in proportion to the number OP Units owned by each such holder.

    Each Class A and Class B OP Unit is redeemable by the holder for one share of Common Stock (or, at the Company's option, for cash in an amount equal to the market value of a share of Common Stock). In addition, the Preferred OP Units may be redeemed by the Operating Partnership at a price of $3.34 per Preferred OP Unit (or, at the Company's option, for a number of shares of Common Stock having a value equal to such redemption price) at any time after April 1, 2000 or by the holders of the Preferred OP Units at a price of $3.34 per Preferred OP Unit (in cash or, at the holder's option, for a number of shares of Common Stock having a value equal to the redemption price) at any time after April 1, 2004.

    In conjunction with the Spin-Off and Merger, the Company issued to holders of CapStar OP Units, 1,083,759 Class A and B OP Units and 392,157 Class C OP Units.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7.  STOCKHOLDERS' EQUITY AND MINORITY INTERESTS (CONTINUED)
    Immediately following the Spin-Off and the Merger, the Company acquired 100% of the partnership interests in AGH Leasing and acquired substantially all of the assets and certain liabilities of AGHI. The purchase price of $95,000 was funded with a combination of cash and the issuance of 3,414,872 Class A OP Units.

    In October 1998, in conjunction with the purchase of certain assets of South Seas Properties Company, L.P., the Company issued 916,230 Class A OP Units.

8.  EARNINGS PER SHARE

    The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations for net income for the year ended December 31, 1999 and for the period August 3, 1998 through December 31, 1998:

                                                              1999       1998
                                                            --------   --------
Basic EPS Computation:
  Net income..............................................  $ 6,685    $   551
  Weighted average number of shares of Common Stock
    outstanding...........................................   27,868     25,335
                                                            -------    -------
  Basic EPS...............................................  $  0.24    $  0.02
                                                            =======    =======
Diluted EPS Computation:
  Net income..............................................  $ 6,685    $   551
  Minority interest, net of tax...........................       --        (90)
                                                            -------    -------
  Adjusted net income.....................................  $ 6,685    $   461
                                                            -------    -------
  Weighted average number of shares of Common Stock
    outstanding...........................................   27,868     25,335
  Common Stock equivalents:
    Stock options.........................................      146         18
    OP Units..............................................      392      1,308
                                                            -------    -------
  Total weighted average number of diluted shares of
    Common Stock outstanding..............................   28,406     26,661
                                                            -------    -------
  Diluted EPS.............................................  $  0.24    $  0.02
                                                            =======    =======

    Certain OP Units were not included in the computation of diluted EPS as their effect was anti-dilutive.

    EPS for 1998 has been calculated using net income amounts for the period from the Spin-Off on August 3, 1998 through December 31, 1999. EPS is not presented for periods prior to the Spin-Off because the Company's predecessor entities were partnerships.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9.  RELATED-PARTY TRANSACTIONS

    Pursuant to an intercompany agreement, the Company and the REIT provide each other with, among other things, reciprocal rights to participate in certain transactions entered into by each party. In particular, the Company has a right of first refusal to become the lessee of any real property acquired by the REIT. The Company also provides the REIT with certain services including administrative, corporate, accounting, finance, insurance, legal, tax, data processing, human resources, acquisition identification and due diligence, and operational services, for which the Company is compensated in an amount that the REIT would be charged by an unaffiliated third party for comparable services. During the years ended December 31, 1999 and 1998, the Company paid $1,600 and $781 of such services to the REIT respectively.

10.  STOCK-BASED COMPENSATION

    On August 3, 1998, the Company adopted an equity incentive plan that authorized the Company to issue and award up to 4,000,000 shares of common stock. This plan was amended to increase the maximum number of shares of Common Stock that may be issued under the Plan to fifteen percent of the number of outstanding shares of Common Stock. Awards under the plan may be granted to directors, officers, or other key employees.

    On August 8, 1998, the Company adopted an equity incentive plan for non-employee directors that authorized the Company to issue and award options for up to 125,000 shares of common stock. These options will vest in three annual installments beginning on the date of grant and on subsequent anniversaries thereof, provided the eligible director continues to serve as a director of the Company on each such anniversary. Options granted under the Plan are exercisable for ten years from the grant date.

    In November 1998, the Company implemented a stock purchase plan that allows eligible employees to purchase the Company's common stock at a discount to market value. The Company has reserved 1,500,000 shares of Common Stock for issuance under this plan.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  STOCK-BASED COMPENSATION (CONTINUED)
    Stock option activity is as follows:

                                               EQUITY INCENTIVE PLAN           DIRECTORS' PLAN
                                              ------------------------   ---------------------------
                                              NUMBER OF     AVERAGE       NUMBER OF       AVERAGE
                                               SHARES     OPTION PRICE      SHARES      OPTION PRICE
                                              ---------   ------------   ------------   ------------
Balance, August 3, 1998.....................         --       $  --             --         $    --
Granted.....................................  2,805,955       $3.37         45,000         $  3.28
Exercised...................................     (2,235)         --             --              --
Forfeited...................................         --          --             --              --
                                              ---------       -----         ------         -------
Balance, December 31, 1998..................  2,803,720       $3.37         45,000         $  3.28
Granted.....................................    449,425        3.22         40,000            4.19
Exercised...................................   (106,579)       2.48             --              --
Forfeited...................................   (151,822)       3.62             --              --
                                              ---------       -----         ------         -------
Balance, December 31, 1999..................  2,994,744       $3.36         85,000         $  3.71
                                              =========       =====         ======         =======
Shares exercisable at December 31, 1999.....  1,776,946       $3.40         15,000         $  3.28
                                              =========       =====         ======         =======
Shares exercisable at December 31, 1998.....  1,415,044       $3.43             --         $    --
                                              =========       =====         ======         =======

    The following table summarizes information about stock options outstanding at December 31, 1999:

                                          OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                           -------------------------------------------------   ------------------------------
                                         WEIGHTED AVERAGE
RANGE OF                     NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICES            OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------            -----------   ----------------   ----------------   -----------   ----------------
$2.19 to $2.63...........     834,599          7.23              $2.40            672,279         $2.37
$2.69 to $3.19...........     172,650          9.02               2.93             15,734          3.11
$3.25 to $3.28...........     941,720          8.59               3.28            313,370          3.28
$3.31 to $4.76...........   1,130,775          8.20               4.19            790,563          4.33
                            ---------          ----              -----         ----------         -----
$2.19 to $4.76...........   3,079,744          8.10              $3.36          1,791,946         $3.40
                            =========          ====              =====         ==========         =====

    The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company applies Accounting Principles Board Opinion No. 25 in accounting for the Equity Incentive Plan and therefore no compensation cost has been recognized for the Equity Incentive Plan.

    Pro forma information regarding net income and EPS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The weighted average fair value of the options granted was $1.46 and $1.58 at December 31,

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10.  STOCK-BASED COMPENSATION (CONTINUED)
1999 and 1998, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999 and 1998:

                                                           1999         1998
                                                        ----------   ----------
Risk-free interest rate...............................        6.70%        5.51%
Dividend rate.........................................          --           --
Volatility factor.....................................        0.56         0.50
Weighted average expected life........................  2.63 years   6.15 years

    The Company's pro forma net loss and basic EPS as if the fair value method had been applied were $6,185 and $0.22 and $(2,324) and $(0.09) for 1999 and 1998, respectively. The effects of applying SFAS No. 123 for disclosing compensation costs may not be representative of the effects on reported net income and EPS for future years.

11.  COMMITMENTS AND CONTINGENCIES

    The Company leases certain hotels under non-cancelable participating leases with initial terms ranging from 9 to 14 years, expiring through 2013. The total amount payable on these participating leases was $9,503 and $11,100 at December 31, 1999 and 1998, respectively. The Company also leases corporate office space. Future minimum lease payments required under these operating leases as of December 31, 1999 were as follows:

2000........................................................  $  260,378
2001........................................................     260,548
2002........................................................     260,397
2003........................................................     259,585
2004........................................................     258,754
Thereafter..................................................   1,582,985
                                                              ----------
                                                              $2,882,647
                                                              ==========

    In the course of the Company's normal business activities, various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company. Based on currently available facts, management believes that the disposition of matters that are pending or asserted will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

    The Participating Leases require the Company, as guarantor of the Participating Leases, to maintain a book net worth of not less than $40 million. Further, commencing January 1, 1999, for so long as the tangible net worth of the Company is less than 17.5% of the aggregate rents payable under the Participating Leases for the prior calendar year, the Company is prohibited from paying dividends or making distributions other than dividends or distributions made for the purpose of permitting the partners of the Operating Partnership to pay taxes on the taxable income of the Operating Partneship attributable to its partners plus any required preferred distributions existing to partners.

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12.  SEGMENTS

    The Company is organized into three primary operating divisions. Each division is managed separately because of its distinctive products and services offered by the hotel properties within the operating division. These operating divisions are the Company's three reportable operating segments: upscale, full-service hotels ("Hotels"); premium limited-service hotels and inns ("Inns"); and resort properties ("Resorts"). The Company's management evaluates performance of each segment based on earnings before interest taxes, depreciation, and amortization ("EBITDA"). The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

    Prior to the Spin-Off, the Company conducted its business primarily in only one operating segment. Therefore, the segment disclosures presented below are for the year ended December 31, 1999 and the period August 3, 1998 through December 31, 1998. The Company has determined that it is not practicable to present the segment informtaion for the year ended December 31, 1997.

                                                                                        TOTAL
YEAR ENDED DECEMBER 31, 1999                          HOTELS      INNS     RESORTS     SEGMENTS
----------------------------                         --------   --------   --------   ----------
Revenues...........................................  $830,828   $172,295   $273,113   $1,276,236
                                                     ========   ========   ========   ==========
Participating Lease Expense........................  $261,671   $ 71,142   $ 71,273   $  404,086
                                                     ========   ========   ========   ==========
EBITDA.............................................  $ 17,047   $  6,164   $  6,886   $   30,097
                                                     ========   ========   ========   ==========
Total Assets.......................................  $ 71,191   $ 14,161   $ 12,791   $   98,143
                                                     ========   ========   ========   ==========

                                                                                        TOTAL
PERIOD AUGUST 3, 1998 THROUGH DECEMBER 31, 1998       HOTELS      INNS     RESORTS     SEGMENTS
-----------------------------------------------      --------   --------   --------   ----------
Revenues...........................................  $322,720   $ 72,267   $ 73,878   $  468,865
                                                     ========   ========   ========   ==========
Participating Lease Expense........................  $101,423   $ 29,430   $ 24,187   $  155,040
                                                     ========   ========   ========   ==========
EBITDA.............................................  $  4,710   $    172   $   (882)  $    4,000
                                                     ========   ========   ========   ==========
Total Assets.......................................  $ 48,264   $ 42,091   $ 16,276   $  106,631
                                                     ========   ========   ========   ==========

    The following is a reconciliation of the segment information to the Company's consolidated data for the year ended December 31, 1999:

                                                                 PARTICIPATING
                                                                     LEASE
                                                     REVENUES       EXPENSE       EBITDA     ASSETS
                                                    ----------   -------------   --------   --------
Total Segments....................................  $1,276,236     $404,086      $30,097    $ 98,143
Other Items.......................................      15,878           --       (6,833)    160,788
                                                    ----------     --------      -------    --------
Per Financial Statements..........................  $1,292,114     $404,086      $23,264    $258,931
                                                    ==========     ========      =======    ========

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12.  SEGMENTS (CONTINUED)
    The following is a reconciliation of the segment information to the Company's consolidated data for the year ended December 31, 1998:

                                                                 PARTICIPATING
                                                                     LEASE
                                                      REVENUES      EXPENSE       EBITDA     ASSETS
                                                      --------   -------------   --------   --------
Total Segments......................................  $468,865     $155,040      $ 4,000    $106,631
Other Items.........................................     7,526           --        1,164     140,898
                                                      --------     --------      -------    --------
Total August 3, 1998 through December 31, 1998......  $476,391     $155,040      $ 5,164    $247,529
                                                      ========     ========      =======    ========
Total Pre-Spin-Off (January 1, 1998 through
  August 2, 1998)...................................    86,046       31,561        6,004          --
                                                      --------     --------      -------    --------
Per Financial Statements............................  $562,437     $186,601      $11,168    $247,529
                                                      ========     ========      =======    ========

    The other items in the table above represent non-operating segment activity and assets. These are primarily unallocated corporate expenses and non-segment activities, and intangible and other miscellaneous assets.

    Revenues for Canadian operations totaled $21,477 and $8,865 for the year ended December 31, 1999 and period August 3, 1998 through December 31, 1998, respectively.

13.  ACQUISITIONS

    Pursuant to the Spin-Off and Merger, the Company acquired 100% of the partnership interests in AGH Leasing, the third-party lessee of most of the hotels owned by AGH, and substantially all of the assets and liabilities of AGHI, the third-party manager of most of the AGH hotels. As a result, the Company became the lessee and manager of most of the hotels owned by the REIT. The purchase price of $95,000 was paid with a combination of cash and OP Units in the Company's subsidiary operating partnerships.

    The following unaudited pro forma summary presents information if AGH Leasing and AGHI had been acquired, and the Spin-Off had occurred, at the beginning of the periods presented. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company.

                       PRO FORMA INFORMATION (UNAUDITED)

                                                                 1998        1997
                                                              ----------   --------
Total revenue...............................................  $1,083,348   $938,613
Net income..................................................  $    3,295   $  3,097
Diluted EPS.................................................  $     0.13   $   0.12

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    The following is a summary of the Company's quarterly results of operations:

                                           1999                                        1998
                         -----------------------------------------   -----------------------------------------
                          FIRST      SECOND     THIRD      FOURTH     FIRST      SECOND     THIRD      FOURTH
                         QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                         --------   --------   --------   --------   --------   --------   --------   --------
Total revenue..........  $325,838   $345,223   $314,788   $306,265   $30,130    $41,101    $195,498   $295,708
Total operating
  expenses.............   325,547    327,318    311,037    310,962    28,798     38,462     187,890    299,491
Net operating income
  (loss)...............       291     17,905      3,751     (4,697)    1,332      2,639       7,608     (3,783)
Net income (loss)......      (465)     8,810      1,553     (3,213)      758      2,223       3,605     (2,636)
Diluted earnings (loss)
  per share............  $  (0.02)  $   0.31   $   0.05   $  (0.11)  $    --    $    --    $   0.12   $  (0.10)

    The effect of the Emerging Issues Task Force ("EITF") No. 98-9 "Accounting for Contingent Rent in Interim Financial Periods", on the Company's financial statements for the three months ended December 31, 1999 is as follows:

                                                            THREE MONTHS ENDED DECEMBER 31, 1999
                                                        ---------------------------------------------
                                                          PRIOR TO                          AFTER
                                                          EFFECT OF       EFFECT OF       EFFECT OF
                                                        EITF NO. 98-9   EITF NO. 98-9   EITF NO. 98-9
                                                        -------------   -------------   -------------
Net operating income..................................     $ 1,648         $(6,345)        $(4,697)
Interest expense, net.................................      (1,149)             --          (1,149)
Equity in earnings of affiliate.......................         (31)             --             (31)
Minority interest.....................................         (52)            830             778
Income taxes..........................................        (154)          2,040           1,886
                                                           -------         -------         -------
Net income............................................     $   262         $(3,475)        $(3,213)
                                                           =======         =======         =======
Diluted EPS...........................................     $  0.01                         $ (0.11)
                                                           =======                         =======

                        MERISTAR HOTELS & RESORTS, INC.

                        DECEMBER 31, 1999, 1998 AND 1997

                          INCLUDING PREDECESSOR ENTITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15.  SUPPLEMENTAL CASH FLOW INFORMATION

                                                                1999       1998       1997
                                                              --------   --------   --------
Cash paid for interest and income taxes:

  Interest..................................................   $4,907    $ 2,017    $    56
  Income taxes..............................................       36         --         --

Non-cash investing and financing activities:
  Conversion of OP Units to common stock....................    7,835         --         --
  OP Units issued in purchase of intangible assets..........    8,346     14,022         --

Assets contributed by CapStar...............................       --      2,605     38,844
Liabilities contributed by CapStar..........................       --     (7,549)    (4,219)
Debt contributed by CapStar.................................       --     (1,116)        --
                                                               ------    -------    -------
Net assets (liabilities) contributed by CapStar.............       --    $(6,060)   $34,625
                                                               ======    =======    =======

                                                                      APPENDIX A
                                                                  EXECUTION COPY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                        MERISTAR HOTELS & RESORTS, INC.,

                            AMERICAN SKIING COMPANY,

                                      AND

                              ASC MERGER SUB, INC.

                          DATED AS OF DECEMBER 8, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

'

                               TABLE OF CONTENTS


                                                                                      PAGE
                                                                                    --------
RECITALS..........................................................................       1

ARTICLE I  THE MERGER.............................................................       2
        Section 1.1   The Merger..................................................       2
        Section 1.2   Effective Time..............................................       2
        Section 1.3   Closing.....................................................       2
        Section 1.4   Effects of the Merger.......................................       2
        Section 1.5   The Certificate of Incorporation of the Surviving
                      Corporation.................................................       2
        Section 1.6   The Certificate of Incorporation of ASC.....................       2
        Section 1.7   The Bylaws of the Surviving Corporation.....................       2
        Section 1.8   The Bylaws of ASC...........................................       3
        Section 1.9   Directors of Surviving Corporation..........................       3
Section 1.10          Directors of ASC............................................       3
Section 1.11          Officers of Surviving Corporation...........................       3
Section 1.12          Management of ASC...........................................       3

ARTICLE II  EFFECT OF THE MERGER ON CAPITAL STOCK;
             EXCHANGE OF CERTIFICATES.............................................       3
        Section 2.1   Conversion of Capital Stock.................................       3
        Section 2.2   Exchange of Certificates....................................       4
        Section 2.3   No Appraisal Rights.........................................       6
        Section 2.4   Adjustments to Prevent Dilution.............................       6
        Section 2.5   Withholding Rights..........................................       6
        Section 2.6   MeriStar Benefit Plans......................................       6

ARTICLE III  REPRESENTATIONS AND WARRANTIES OF MERISTAR...........................       7
        Section 3.1   Organization and Qualification; Subsidiaries................       7
        Section 3.2   Certificate of Incorporation and Bylaws.....................       7
        Section 3.3   Capitalization..............................................       8
        Section 3.4   Authority...................................................       9
        Section 3.5   No Conflicts................................................       9
        Section 3.6   Required Filings and Consents...............................      10
        Section 3.7   Permits; Compliance with Law................................      10
        Section 3.8   SEC Filings; Financial Statements...........................      10
        Section 3.9   Absence of Certain Changes or Events........................      11
Section 3.10          Employee Benefit Plans; Labor Matters.......................      12
Section 3.11          Tax Matters.................................................      14
Section 3.12          Contracts; Debt Instruments.................................      14
Section 3.13          Litigation..................................................      15
Section 3.14          Environmental Matters.......................................      15
Section 3.15          Intellectual Property.......................................      15
Section 3.16          Taxes.......................................................      17
Section 3.17          Non-Competition Agreements..................................      18
Section 3.18          Agreements with Regulatory Agencies.........................      18
Section 3.19          Rights Agreement............................................      19
Section 3.20          Opinion of Financial Advisor................................      19
Section 3.21          Brokers.....................................................      19

                                                                                      PAGE
                                                                                    --------
Section 3.22          Certain Statutes............................................      19
Section 3.23          Information.................................................      19
Section 3.24          Vote Required...............................................      20
Section 3.25          Properties..................................................      20
Section 3.26          No Payments to Employees, Officers or Directors.............      22
Section 3.27          Potential Conflicts of Interest.............................      22
Section 3.28          Registration Rights.........................................      23
Section 3.29          Investment Company Act of 1940..............................      23

ARTICLE IV  REPREPRESENTATIONS AND WARRANTIES
              OF ASC AND MERGER SUB...............................................      23
        Section 4.1   Organization and Qualification; Subsidiaries................      23
        Section 4.2   Certificate of Incorporation and Bylaws.....................      24
        Section 4.3   Capitalization..............................................      24
        Section 4.4   Authority...................................................      25
        Section 4.5   No Conflicts................................................      26
        Section 4.6   Required Filings and Consents...............................      26
        Section 4.7   Permits; Compliance with Law................................      27
        Section 4.8   SEC Filings; Financial Statements...........................      27
        Section 4.9   Absence of Certain Changes or Events........................      28
Section 4.10          Employee Benefit Plans; Labor Matters.......................      29
Section 4.11          Tax Matters.................................................      30
Section 4.12          Contracts; Debt Instruments.................................      30
Section 4.13          Litigation..................................................      31
Section 4.14          Environmental Matters.......................................      31
Section 4.15          Intellectual Property.......................................      32
Section 4.16          Taxes.......................................................      33
Section 4.17          Non-Competition Agreements..................................      34
Section 4.18          Agreements with Regulatory Agencies.........................      34
Section 4.19          Opinion of Financial Advisor................................      35
Section 4.20          Brokers.....................................................      35
Section 4.21          Certain Statutes............................................      35
Section 4.22          Information.................................................      35
Section 4.23          Vote Required...............................................      36
Section 4.24          Interim Operations of Merger Sub............................      36
Section 4.25          Properties..................................................      36
Section 4.26          Condominium Associations; Time Share Arrangements...........      38
Section 4.27          No Payments to Employees, Officers or Directors.............      40
Section 4.28          Potential Conflicts of Interest.............................      40
Section 4.29          Registration Rights.........................................      40
Section 4.30          Investment Company Act of 1940..............................      40

ARTICLE V   COVENANTS.............................................................      41
        Section 5.1   Conduct of Business of MeriStar.............................      41
        Section 5.2   Conduct of Business of ASC..................................      43
        Section 5.3   Interim Transactions Committee..............................      45
        Section 5.4   Notification of Certain Matters.............................      45
        Section 5.5   Proxy Statement.............................................      45
        Section 5.6   Stockholders' Meetings......................................      47
        Section 5.7   Access to Information; Confidentiality......................      47
        Section 5.8   No Solicitation by MeriStar.................................      47

                                                                                      PAGE
                                                                                    --------
        Section 5.9   No Solicitation by ASC......................................      49
Section 5.10          Additional Covenants........................................      50
Section 5.11          Directors' and Officers' Indemnification and Insurance......      52
Section 5.12          Affiliates..................................................      53
Section 5.13          Reasonable Best Efforts.....................................      53
Section 5.14          Consents; Filings; Further Action...........................      53
Section 5.15          Plan of Reorganization......................................      54
Section 5.16          Public Announcements........................................      54
Section 5.17          Obligations of Merger Sub...................................      55
Section 5.18          Stock Exchange Listings and De-Listings.....................      55
Section 5.19          Takeover Statutes...........................................      55
Section 5.20          Dividends...................................................      55

ARTICLE VI  CONDITIONS............................................................      55
        Section 6.1   Conditions to Each Party's Obligation to Effect the
                      Merger......................................................      55
        Section 6.2   Conditions to Obligations of ASC and Merger Sub.............      56
        Section 6.3   Conditions to Obligation of MeriStar........................      57

ARTICLE VII TERMINATION...........................................................      58
        Section 7.1   Termination.................................................      58
        Section 7.2   Effect of Termination.......................................      60
        Section 7.3   Expenses and Fees Following Certain Termination Events......      60

ARTICLE VIII MISCELLANEOUS........................................................      61
        Section 8.1   Certain Definitions.........................................      61
        Section 8.2   Survival....................................................      62
        Section 8.3   Counterparts................................................      62
        Section 8.4   GOVERNING LAW; WAIVER OF JURY TRIAL.........................      62
        Section 8.5   Notices.....................................................      63
        Section 8.6   Entire Agreement............................................      64
        Section 8.7   No Third Party Beneficiaries................................      64
        Section 8.8   Amendment...................................................      64
        Section 8.9   Waiver......................................................      64
Section 8.10          Obligations of ASC and of MeriStar..........................      64
Section 8.11          Severability................................................      64
Section 8.12          Interpretation..............................................      64
Section 8.13          Assignment..................................................      65
Section 8.14          Specific Performance........................................      65

ANNEXES:
Annex A     Form of Amended and Restated ASC Certificate of
            Incorporation
Annex B     Form of Amended and Restated ASC Bylaws
Annex C     List of Certain Management Personnel of ASC after the
            Effective Time
Annex D     Form of Rule 145 Affiliate Agreement
Annex E     Form of Registration Rights Agreement

                             INDEX OF DEFINED TERMS

TERM                                                            SECTION
----                                                          -----------
1940 Act....................................................  3.29
affiliate...................................................  8.1(a)
Agreement...................................................  Preamble
Amended OP Agreement........................................  5.10(k)
ASC.........................................................  Preamble
ASC Acquisition Proposal....................................  5.9(a)
ASC Benefit Plans...........................................  4.10(a)
ASC Class A Common Stock....................................  4.3(a)
ASC Common Stock............................................  2.1(c)
ASC Credit Agreements.......................................  4.12
ASC Disclosure Letter.......................................  4.1(b)
ASC Filed SEC Reports.......................................  4.9(a)
ASC Financial Advisor.......................................  4.19
ASC Land Option.............................................  6.3(g)(ii)
ASC Leases..................................................  4.25(a)
ASC Notes...................................................  4.1(c)
ASC Notes Consent...........................................  5.10(d)
ASC Notes Indenture.........................................  4.1(c)
ASC Option Plan.............................................  4.3(b)
ASC Permits.................................................  4.7
ASC Proposals...............................................  4.5
ASC Regulatory Agreement....................................  4.18
ASC SEC Reports.............................................  4.8(a)
ASC Senior Credit Facility..................................  4.1(g)
ASC Senior Credit Facility Amendment........................  5.10(a)
ASC Series A Preferred Stock................................  4.3(a)
ASC Series B Preferred Stock................................  4.3(a)
ASC Shares..................................................  4.3(a)
ASC Stock Options...........................................  4.3(b)
ASC Stockholders Meeting....................................  5.5(a)
ASC Subordinated Loan Facility..............................  4.12
ASC Subsidiaries............................................  4.1(a)
ASC Superior Proposal.......................................  5.9(b)
ASC Voting/Recapitalization Agreement.......................  Recital (b)
Blue Sky Laws...............................................  3.6
business day................................................  8.1(b)
Certificate.................................................  2.1(c)
Certificate of Merger.......................................  1.2
Claims......................................................  3.13
Closing.....................................................  1.3
Closing Date................................................  1.3
Code........................................................  Recital (c)
Confidentiality Agreement...................................  5.7(b)
Contracts...................................................  3.5(a)(iii)
control.....................................................  8.1(a)
controlled by...............................................  8.1(a)
controlling.................................................  8.1(a)

TERM                                                            SECTION
----                                                          -----------
Development Activities......................................  4.25(b)
Development Fees............................................  4.25(j)
DGCL........................................................  Recital (a)
Effective Time..............................................  1.2
Encumbrances................................................  3.25(a)
Environmental Laws..........................................  3.14(a)
Environmental Permits.......................................  3.14(a)
ERISA.......................................................  3.10(a)(iii)
Exchange Act................................................  3.6
Exchange Agent..............................................  2.2(a)
Exchange Fund...............................................  2.2(a)
Exchange Ratio..............................................  2.1(c)
Existing Stockholders' Agreement............................  5.10(e)
Expenses....................................................  7.3(a)
GAAP........................................................  3.8(b)
Governmental Entity.........................................  3.6
group.......................................................  8.1(g)
HSR Act.....................................................  3.6
Improvements................................................  4.25(d)
including...................................................  8.1(c)
Indemnified Parties.........................................  5.11(a)
Intellectual Property.......................................  3.15(a)(ii)
Interim Transactions Committee..............................  5.3
Intervals...................................................  4.26(a)
IP Licenses.................................................  3.15(a)(ii)
knowledge...................................................  8.1(d)
Law.........................................................  3.5(a)(ii)
Leased Real Property........................................  4.25(a)
Liens.......................................................  3.3(c)
Managing Entity.............................................  4.26(j)
Material Adverse Effect on MeriStar.........................  8.1(e)
Material Adverse Effect on ASC..............................  8.1(f)
Merger......................................................  Recital (a)
Merger Consideration........................................  2.1(c)
Merger Sub..................................................  Preamble
MeriStar....................................................  Preamble
MeriStar Acquisition Proposal...............................  5.8(a)
MeriStar Benefit Plans......................................  3.10(a)
MeriStar Common Stock.......................................  2.1(c)
MeriStar Disclosure Letter..................................  3.1(b)
MeriStar Filed SEC Reports..................................  3.9(a)
MeriStar Financial Advisor..................................  3.20
MeriStar Franchise Agreements...............................  3.25(f)
MeriStar Leases.............................................  3.25(e)
MeriStar OP Amendment.......................................  5.10(k)
MeriStar Option Plans.......................................  3.3(b)
MeriStar Ordinary Course Leases.............................  3.25(d)
MeriStar Permits............................................  3.7
MeriStar Preferred Stock....................................  3.3(a)
MeriStar Properties.........................................  3.25(a)

TERM                                                            SECTION
----                                                          -----------
MeriStar Proposals..........................................  3.4
MeriStar Regulatory Agreement...............................  3.18
MeriStar-REIT Agreement Amendments..........................  5.10(f)
MeriStar Rights Agreement...................................  2.1(b)
MeriStar SEC Reports........................................  3.8(a)
MeriStar Senior Management Options..........................  2.6(b)
MeriStar Senior Secured Credit Facility.....................  5.10(b)
MeriStar Senior Management Option Vesting Waiver............  5.10(j)
MeriStar Series A Preferred Stock...........................  2.1(b)
MeriStar Shareholder Rights.................................  2.1(b)
MeriStar Stock Options......................................  3.3(b)
MeriStar Stockholders Meeting...............................  5.5(a)
MeriStar Space Leases.......................................  3.25(g)
MeriStar Space Tenant.......................................  3.25(g)
MeriStar Subsidiaries.......................................  3.1(a)
MeriStar Superior Proposal..................................  5.8(b)
New ASC Series A Preferred Stock............................  Recital (b)
New ASC Senior Credit Facility..............................  5.10(a)
NYSE........................................................  2.2(f)
OCP.........................................................  5.10(l)(i)
OP Units....................................................  3.3(a)
Owned Real Property.........................................  4.25(a)
person......................................................  8.1(g)
Principal ASC Stockholders..................................  Recital (b)
Principal MeriStar Stockholders.............................  Recital (b)
Project Plans...............................................  4.25(h)
Proposed Intellectual Property Agreements...................  3.15(a)(iii)
Prospective Purchasers......................................  4.26(b)
Proxy Materials.............................................  5.5(a)
Proxy Statement.............................................  5.5(a)
Real Property...............................................  4.25(d)
Registration Rights Agreement...............................  5.10(q)
Registration Statement......................................  5.5(a)
Registration Statement Effective Date.......................  5.5(a)
REIT........................................................  6.2(i)
Representatives.............................................  5.7(a)
Requisite MeriStar Vote.....................................  3.4(a)
Requisite ASC Vote..........................................  4.4(a)
Resort Properties...........................................  4.12
Resorts Credit Facility.....................................  4.12
Resorts Credit Facility Amendment...........................  5.10(c)
Resorts Credit Facility Conversion..........................  5.10(c)
Rule 145 Affiliate Agreement................................  5.12
Rule 145 Affiliates.........................................  5.12
SEC.........................................................  3.8(a)
Securities Act..............................................  3.6
Software....................................................  3.15(a)(ii)
Space Leases................................................  4.25(e)
Space Tenant................................................  4.25(e)
Sub Common Stock............................................  4.3(d)

TERM                                                            SECTION
----                                                          -----------
subsidiary..................................................  8.1(h)
subsidiaries................................................  8.1(h)
Subsidies...................................................  4.26(j)
Surviving Corporation.......................................  1.1(a)
Takeover Statute............................................  3.22
Taxes.......................................................  3.16(a)
Tax Returns.................................................  3.16(a)
Technology..................................................  3.15(a)(ii)
Terminating MeriStar Breach.................................  7.1(e)
Terminating ASC Breach......................................  7.1(f)
Textron Facility............................................  4.12
under common control with...................................  8.1(a)
Units.......................................................  4.26(a)
U.S. Forest Service Permits.................................  4.25(c)
U.S. Forest Service Properties..............................  4.25(c)
Warrants....................................................  5.10(l)(i)
Warrant Purchase Agreement..................................  5.10(l)(i)

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER (this "AGREEMENT"), dated as of December 8, 2000, among MERISTAR HOTELS & RESORTS, INC., a Delaware corporation ("MERISTAR"), AMERICAN SKIING COMPANY, a Delaware corporation ("ASC") and ASC MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of ASC ("MERGER SUB").

                                    RECITALS

    (a) The respective Boards of Directors of Merger Sub, MeriStar and ASC have each determined that the merger of Merger Sub with and into MeriStar on the terms and subject to the conditions set forth on this Agreement, with MeriStar surviving as a wholly-owned subsidiary of ASC (the "MERGER"), is advisable and that it is in the best interest of their respective corporations and stockholders to combine the respective businesses of ASC and MeriStar, and consequently have approved and adopted the Merger and this Agreement, in accordance with the General Corporation Law of the State of Delaware (the "DGCL"). The Board of Directors of ASC is acting upon the recommendation of its Special Committee.

    (b) Concurrently with the execution of this Agreement, as a condition to the willingness of MeriStar to enter into this Agreement, (i) certain holders of ASC Shares (the "PRINCIPAL ASC STOCKHOLDERS") are entering into a Voting and Recapitalization Agreement, dated the date hereof, with ASC and MeriStar (the "ASC VOTING/RECAPITALIZATION AGREEMENT") which provides, among other things, that (A) each Principal ASC Stockholder will vote his or its shares of ASC Common Stock, ASC Class A Common Stock or ASC Preferred Stock, as the case may be, in favor of approval and adoption of this Agreement and the Merger at the ASC Stockholders Meeting, (B) as part of a recapitalization of ASC, (x) the shares of ASC Class A Common Stock and the shares of ASC Series B Preferred Stock will be converted into ASC Common Stock and (y) the shares of ASC
Series A Preferred Stock will be converted into shares of ASC Common Stock and shares of a new series of preferred stock of ASC, to be designated Series A Preferred Stock, par value $0.01 per share, with terms substantially as set forth in Exhibit B to the ASC Voting and Recapitalization Agreement (the "NEW ASC SERIES A PREFERRED STOCK"); (ii) certain holders of MeriStar Common Stock (the "PRINCIPAL MERISTAR STOCKHOLDERS") are entering into a Voting Agreement, dated the date hereof, with ASC and MeriStar (the "MERISTAR VOTING AGREEMENT") which provides, among other things, that each Principal MeriStar Stockholder will vote his or its shares of MeriStar Common Stock in favor of approval and adoption of this Agreement and the Merger at the MeriStar Stockholders Meeting; and (iii) each Principal MeriStar Stockholder has delivered to ASC an irrevocable proxy to vote his or her shares of MeriStar Common Stock as described in clause (ii) of this Recital (b).

    (c) For federal income tax purposes it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and the rules and regulations promulgated under the Code.

    (d)  Certain terms used in this Agreement have the meanings specified in
Section 8.1.

    NOW, THEREFORE, in consideration of the mutual representations, warranties and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound by this Agreement, agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.1  THE MERGER.

    (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, in accordance with the DGCL, Merger Sub shall be merged with and into MeriStar in accordance with this Agreement, and the separate corporate existence of Merger Sub shall cease. MeriStar shall be the surviving corporation in the Merger (sometimes referred to as the "SURVIVING CORPORATION") and shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of MeriStar with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

    (b) At the election of ASC, any direct wholly-owned ASC Subsidiary may be substituted for Merger Sub as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

    SECTION 1.2 EFFECTIVE TIME. As soon as practicable following the Closing, MeriStar and ASC shall cause a Certificate of Merger (the "CERTIFICATE OF MERGER") to be signed, acknowledged and delivered for filing with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other subsequent date or time as is agreed upon by the parties and set forth in the Certificate of Merger and in accordance with the DGCL (the "EFFECTIVE TIME").

    SECTION 1.3 CLOSING. Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI hereof, the closing of the Merger (the "CLOSING") shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York at 10:00 A.M. on the fifth business day after the day on which the last to be fulfilled or waived of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as MeriStar and ASC may agree in writing (the "CLOSING DATE").

    SECTION 1.4 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the DGCL, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of MeriStar and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of MeriStar and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.5  THE CERTIFICATE OF INCORPORATION OF THE SURVIVING
CORPORATION. The certificate of incorporation of MeriStar in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the certificate of incorporation of the Surviving Corporation until duly amended as provided therein or by applicable law; PROVIDED, HOWEVER, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the Corporation is Doral Management Co., Inc."

    SECTION 1.6 THE CERTIFICATE OF INCORPORATION OF ASC. The certificate of incorporation of ASC shall be amended and restated as of the Effective Time, substantially in the form attached to this Agreement as ANNEX A.

    SECTION 1.7 THE BYLAWS OF THE SURVIVING CORPORATION. The by-laws of Merger Sub in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the bylaws of the Surviving Corporation until duly amended as provided therein or by applicable law.

    SECTION 1.8 THE BYLAWS OF ASC. The by-laws of ASC shall be amended and restated as of the Effective Time, substantially in the form attached to this Agreement as ANNEX B.

    SECTION 1.9 DIRECTORS OF SURVIVING CORPORATION. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and bylaws of the Surviving Corporation.

    SECTION 1.10 DIRECTORS OF ASC. The directors appointed in accordance with the ASC Voting/ Recapitalization Agreement shall, from and after the Effective Time, be the directors of ASC until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and bylaws of ASC.

    SECTION 1.11 OFFICERS OF SURVIVING CORPORATION. The officers of MeriStar at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

    SECTION 1.12 MANAGEMENT OF ASC. The persons specified on ANNEX C to this Agreement shall, from and after the Effective Time, fill the positions specified on ANNEX C until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of ASC.

                                   ARTICLE II
                     EFFECT OF THE MERGER ON CAPITAL STOCK;
                            EXCHANGE OF CERTIFICATES

    SECTION 2.1 CONVERSION OF CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, MeriStar or the holders of the following securities:

    (a) CAPITAL STOCK OF MERGER SUB. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

    (b) CANCELLATION OF TREASURY STOCK AND ASC-OWNED STOCK. All shares of MeriStar Common Stock that are owned by MeriStar as treasury stock or by ASC, Merger Sub or any ASC Subsidiary or any MeriStar Subsidiary issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of any such shares, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist. All rights ("MERISTAR SHAREHOLDER RIGHTS") to purchase the Series A Junior Participating Preferred Stock, par value $0.01 per share (the "MERISTAR SERIES A PREFERRED STOCK"), of MeriStar under the Preferred Share Purchase Rights Agreement, dated as of
July 23, 1998 and amended on December 8, 2000, between MeriStar and Continental Stock Transfer & Trust Company (as so amended, the "MERISTAR RIGHTS AGREEMENT") that are owned by MeriStar, ASC, Merger Sub, any ASC Subsidiary or any MeriStar Subsidiary issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder of any such shares, no longer be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

    (c) EXCHANGE RATIO. Each share of the common stock, par value $0.01 per share, of MeriStar (the "MERISTAR COMMON STOCK"), together with the associated MeriStar Shareholder Right, shall be converted into the right to receive 1.88 shares (the "EXCHANGE RATIO") of common stock, par value $0.01 per share, of ASC ("ASC COMMON STOCK"), subject to adjustment as provided in Section 2.4 and subject to cash in lieu of fractional shares of ASC Common Stock, if any, pursuant to Section 2.2(f) (collectively, the "MERGER CONSIDERATION"). At the Effective Time, all MeriStar Common Stock and MeriStar Shareholder Rights shall no longer be outstanding, shall be canceled and retired and shall cease to exist, and each certificate (a "CERTIFICATE") formerly representing any MeriStar Common Stock and MeriStar Shareholder Rights (other than shares of MeriStar Common Stock and MeriStar Shareholder Rights owned by MeriStar or by ASC, Merger Sub, any ASC Subsidiary or any MeriStar Subsidiary) shall thereafter represent only the right to receive the Merger Consideration and any distribution or dividend under Section 2.2(c) in each case without interest.

    SECTION 2.2  EXCHANGE OF CERTIFICATES.

    (a) EXCHANGE AGENT. As of the Effective Time, ASC shall deposit with the transfer agent for shares of ASC Common Stock, or with such other bank or trust company designated by ASC prior to the Effective Time and reasonably acceptable to MeriStar (the "EXCHANGE AGENT"), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the number of shares of ASC Common Stock (such shares of ASC Common Stock, together with any dividends or distributions with respect thereto to which the holders of Certificates may be entitled pursuant to Section 2.2(c) being hereinafter referred to as the "EXCHANGE FUND") issuable pursuant to Section 2.1(c) in exchange for outstanding shares of MeriStar Common Stock.

    (b) EXCHANGE PROCEDURES. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (other than MeriStar, ASC, Merger Sub, any ASC Subsidiary or any MeriStar Subsidiary) (i) a letter of transmittal specifying that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of Certificates) to the Exchange Agent, in a form and with other customary provisions reasonably specified by ASC, and (ii) instructions for surrendering the Certificates in exchange for (A) certificates representing shares of ASC Common Stock, (B) cash in lieu of fractional shares and (C) any unpaid dividends and other distributions. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of that Certificate shall be entitled to receive in exchange (1) a certificate representing that number of whole shares of ASC Common Stock that the holder is entitled to receive under this Article II, (2) a check in the amount (after giving effect to any required tax withholding) of (x) any cash in lieu of fractional shares plus (y) any unpaid dividends (other than stock dividends) and any other dividends or other distributions that such holder has the right to receive under the provisions of this Article II, and the Certificate so surrendered shall immediately be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of MeriStar Common Stock that is not registered in the transfer records of MeriStar, a certificate representing the proper number of shares of ASC Common Stock, together with a check for any cash to be paid upon the surrender of the Certificate and any other dividends or distributions in respect of those shares, may be issued or paid to such a transferee if the Certificate formerly representing such MeriStar Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of ASC Common Stock is to be issued in a name other than that in which the surrendered Certificate is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of ASC Common Stock in a name other than that of the registered holder of the surrendered Certificate, or shall establish to the satisfaction of ASC or the Exchange Agent that such tax has been paid or is not applicable.

    (c)  DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED MERISTAR COMMON
STOCK. Whenever a dividend or other distribution is declared by ASC in respect of ASC Common Stock and the record date for that dividend or other distribution is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable under this Agreement. No dividends or other distributions in respect of ASC Common Stock shall be paid to any holder of any unsurrendered Certificate until that Certificate is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued or paid to the holder of the certificates representing whole shares of ASC Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time and a payment date on or prior to the date of issuance of such whole shares of ASC Common Stock and not previously paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of ASC Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender. For purposes of dividends or other distributions in respect of shares of ASC Common Stock, all shares of ASC Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

    (d) NO FURTHER OWNERSHIP RIGHTS IN MERISTAR COMMON STOCK. Each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the certificate representing shares of ASC Common Stock and cash in lieu of any fractional shares of ASC Common Stock, as contemplated by this
Section 2.2. All shares of ASC Common Stock, together with any cash paid under
Section 2.2(c) or Section 2.2(f) issued upon the surrender for or exchange of Certificates in accordance with the terms of this Agreement, shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of MeriStar Common Stock and associated MeriStar Shareholder Rights formerly represented by such Certificates.

    (e) NO FURTHER TRANSFERS. After the Effective Time, the stock transfer books of MeriStar shall be closed and there shall be no further registration of transfers on the records of MeriStar of the shares of MeriStar Common Stock that were outstanding immediately prior to the Effective Time.

    (f) FRACTIONAL SHARES. No certificates or scrip representing fractional shares of ASC Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interest shall not entitle its owner to vote, to receive dividends or to any other rights of a stockholder of ASC. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of MeriStar Common Stock held at the Effective Time by such holder) by (B) the closing price for a share of ASC Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape as reported by the Dow Jones News Services on the first trading day immediately preceding the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to the holders of fractional share interests, the Exchange Agent shall so notify ASC, and ASC shall deposit such amounts with the Exchange Agent and cause the Exchange Agent to forward payments to such holders in accordance with Section 2.2(b) and (c).

    (g) TERMINATION OF EXCHANGE FUND. Any shares of ASC Common Stock and any portion of the Exchange Fund or of dividends or other distributions with respect to ASC Common Stock deposited by ASC with the Exchange Agent (including the proceeds of any investments of those funds) that remains unclaimed by the stockholders of MeriStar 180 days after the Effective Time shall be paid to ASC. Any former stockholders of MeriStar who have not theretofore complied with this
Article II shall thereafter look only to ASC for payment of their Merger Consideration and any dividends and other distributions issuable or payable pursuant to Section 2.2(c) upon due surrender of their Certificates (or affidavits of loss in lieu of Certificates), in each case, without any interest. Notwithstanding the foregoing, none of ASC, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of MeriStar Common Stock for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws. If any Certificates shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of ASC, free and clear of all claims or interests of any person previously entitled to those amounts.

    (h) LOST CERTIFICATES. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond in the form customarily required by ASC as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the shares of ASC Common Stock, any unpaid dividends or other distributions and any cash payment in lieu of a fractional share in respect of that Certificate issuable or payable under this Article II upon due surrender thereof and deliverable in respect of the shares of MeriStar Common Stock and associated MeriStar Shareholder Rights represented by such Certificate under this Agreement, in each case, without interest.

    SECTION 2.3 NO APPRAISAL RIGHTS. In accordance with Section 262(b)(1) of the DGCL, no appraisal rights shall be available to holders of shares of MeriStar Common Stock in connection with the Merger.

    SECTION 2.4 ADJUSTMENTS TO PREVENT DILUTION. In the event that prior to the Effective Time there is a change in the number of shares of MeriStar Common Stock or shares of ASC Common Stock or securities convertible or exchangeable into or exercisable for shares of MeriStar Common Stock or shares of ASC Common Stock issued and outstanding as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution or other similar transaction (other than as contemplated by this Agreement), the Exchange Ratio shall be equitably adjusted to eliminate the effects of that event.

    SECTION 2.5 WITHHOLDING RIGHTS. Each of the Surviving Corporation and ASC shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of a Certificate such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provisions of Law. To the extent that amounts are so withheld by the Surviving Corporation or ASC, as the case may be, such withheld amounts shall be treated for purposes of this Agreement as having been paid to the holder of a Certificate in respect to which such deduction and withholding was made by the Surviving Corporation or ASC, as the case may be.

    SECTION 2.6  MERISTAR BENEFIT PLANS.

    (a) Each MeriStar Stock Option granted under the MeriStar Option Plans that is outstanding (whether or not then exercisable) as of immediately prior to the Effective Time (other than the MeriStar Senior Management Options) and that has not been exercised or canceled prior thereto, shall, to the extent provided in such MeriStar Option Plans, at the Effective Time, vest immediately and be converted into a vested option to purchase 1.88 shares of ASC Common Stock for each share of MeriStar Common Stock purchasable under such MeriStar Stock Option, at an exercise price per share of ASC Common Stock equal to (x) the exercise price per share of MeriStar Common Stock under such MeriStar Stock Option divided by (y) 1.88, which option shall be issued under a new ASC stock option plan to be adopted at the Effective Time (whose terms shall be substantially the same as those of the MeriStar Option Plan under which such MeriStar Stock Option was issued) and evidenced by option agreements as provided in such new plan.

    (b) Each MeriStar Stock Option described in Section 2.6(b) of the MeriStar Disclosure Letter (the "MERISTAR SENIOR MANAGEMENT OPTIONS") shall be converted into an option to purchase 1.88 shares of ASC Common Stock for each share of MeriStar Common Stock purchasable under such

MeriStar Stock Option, at an exercise price per share of ASC Common Stock equal to (x) the exercise price per share of MeriStar Common Stock under such MeriStar Stock Option divided by (y) 1.88, which option shall (i) be issued under a new ASC stock option plan to be adopted at the Effective Time (whose terms shall be substantially the same as those of the MeriStar Option Plan under which such MeriStar Stock Option was issued), (ii) be evidenced by option agreements as provided in such new plan and (iii) vest on the date such MeriStar Stock Option would have vested under the relevant MeriStar Option Plan had the Merger not occurred.

    (c) Each ASC Stock Option granted under the ASC Option Plan that is outstanding (whether or not then exercisable) as of immediately prior to the Effective Time and that has not been exercised or canceled prior thereto, shall, at the Effective Time, survive the Merger and continue to have, and be subject to, the same terms and conditions as set forth in the ASC Option Plan and all relevant option agreements (as in effect immediately prior to the Effective
Time) pursuant to which the ASC Options were granted.

    (d) As of the Effective Time, ASC shall adopt an employee stock purchase plan whose scope, eligibility requirements and other terms are substantially the same as those of the MeriStar Employee Stock Purchase Plan.

                                  ARTICLE III
                   REPRESENTATIONS AND WARRANTIES OF MERISTAR

    MeriStar represents and warrants to ASC and Merger Sub that:

    SECTION 3.1. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

    (a) Each of MeriStar and each subsidiary of MeriStar (collectively, the "MERISTAR SUBSIDIARIES") (i) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to have such governmental approvals or to be so qualified or licensed and in good standing that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    (b) Section 3.1(b) of the disclosure letter prepared by MeriStar, dated the date hereof and delivered by MeriStar to ASC (the "MERISTAR DISCLOSURE LETTER") sets forth a complete and correct list of all of the MeriStar Subsidiaries (other than the MeriStar Subsidiaries formed for the purpose of holding liquor licenses), their jurisdiction of organization and the ownership or other interest therein of MeriStar and of each other MeriStar Subsidiary. Except for the MeriStar Subsidiaries formed for the purpose of holding liquor licenses, and except as set forth in Section 3.1(b) of the MeriStar Disclosure Letter, neither MeriStar nor any MeriStar Subsidiary holds any interest in any person other than the MeriStar Subsidiaries so listed.

    SECTION 3.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The copies of MeriStar's certificate of incorporation and by-laws, each as amended through the date of this Agreement that are filed as exhibits to MeriStar's annual report on Form 10-K for the year ended December 31, 1999 are complete and correct copies of those documents. Such certificate of incorporation and bylaws and all comparable organizational documents of the MeriStar Subsidiaries are in full force and effect. MeriStar is not in violation of any of the provisions of such certificate of incorporation or bylaws.

    SECTION 3.3  CAPITALIZATION.

    (a) The authorized capital stock of MeriStar consists of (i) 100,000,000 shares of MeriStar Common Stock and (ii) 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "MERISTAR PREFERRED STOCK"), of which 500,000 shares have been designated as MeriStar Series A Preferred Stock. As of November 30, 2000, (i) 35,950,125 shares of MeriStar Common Stock were issued and outstanding (except for approximately 141,333 shares to be issued under the MeriStar Employee Stock Purchase Plan), all of which were validly issued and are fully paid, nonassessable and not subject to preemptive rights, (ii) no shares of MeriStar Common Stock were held in the treasury of MeriStar or by the MeriStar Subsidiaries; (iii) 3,740,825 shares of MeriStar Common Stock were reserved for issuance upon exercise of outstanding MeriStar Stock Options;
(iv) 3,304,480 shares of MeriStar Common Stock were reserved for issuance upon the redemption of units ("OP UNITS") of limited partnership interest in MeriStar H&R Operating Company, L.P.; and (v) no shares of MeriStar Preferred Stock were issued or outstanding. Except as set forth above, as of November 30, 2000, no shares of capital stock or other voting securities of MeriStar were issued, reserved for issuance or outstanding and, since such date, no shares of capital stock or other voting securities or options in respect thereof have been issued except upon the exercise of MeriStar Stock Options or redemption of OP Units outstanding on such date.

    (b) As of November 30, 2000, an aggregate of 3,740,825 options to purchase shares of MeriStar Common Stock ("MERISTAR STOCK OPTIONS") have been granted by MeriStar and are outstanding under the MeriStar Incentive Plan and the MeriStar Non-Employee Directors' Incentive Plan (collectively, the "MERISTAR OPTION PLANS"). Except as set forth in Section 3.3(a) and except for (i) MeriStar Stock Options to purchase an aggregate of 3,740,825 shares of MeriStar Common Stock outstanding or available for grant under the MeriStar Option Plans, (ii) the MeriStar Shareholder Rights and (iii) agreements or arrangements set forth in
Section 3.3(b) of the MeriStar Disclosure Letter, there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which MeriStar or any MeriStar Subsidiary is a party or by which MeriStar or any MeriStar Subsidiary is bound relating to the issued or unissued capital stock of MeriStar or any MeriStar Subsidiary or obligating MeriStar or any MeriStar Subsidiary to issue or sell any shares of capital stock of, other equity interests in, or securities exchangeable for or convertible into capital stock or other equity interests in, MeriStar or any MeriStar Subsidiary. Section 3.3(b) of the MeriStar Disclosure Letter accurately and completely sets forth, as of the date of this Agreement, (x) the persons to whom MeriStar Stock Options have been granted, (y) the exercise price for MeriStar Stock Options held by each such person and (z) whether such MeriStar Stock Options are subject to vesting and, if subject to vesting, the dates on which each of those MeriStar Stock Options vest.

    (c) All shares of MeriStar Common Stock issued are and all shares of MeriStar Common Stock subject to issuance will be, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments under which they are issuable, duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights. Except as set forth in Section 3.3(c) of the MeriStar Disclosure Letter, (i) there are no outstanding contractual obligations of MeriStar or any MeriStar Subsidiary to repurchase, redeem or otherwise acquire any shares of MeriStar Common Stock or any capital stock of any MeriStar Subsidiary; (ii) each outstanding share of capital stock of each MeriStar Subsidiary is duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights and each such share owned by MeriStar or a MeriStar Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the relevant owner's voting rights, charges and other encumbrances of any nature whatsoever (collectively, "LIENS"); and (iii) except in connection with contracts set forth in Section 3.3(c) of the MeriStar Disclosure Letter, there are no outstanding material contractual obligations of MeriStar or any MeriStar Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any MeriStar Subsidiary that is not wholly owned by MeriStar or in any other person.

    (d) There are no accrued and unpaid dividends in respect of the MeriStar Common Stock.

    SECTION 3.4  AUTHORITY.

    (a) MeriStar has all necessary corporate power and authority to execute and deliver this Agreement and, subject only to the adoption and approval of this Agreement and the approval of the transactions contemplated hereby (the "MERISTAR PROPOSALS") (i) by the affirmative vote of a majority of the outstanding shares of MeriStar Common Stock and (ii) by the affirmative vote of a majority of the votes cast by the holders of MeriStar Common Stock who are not parties to the MeriStar Voting Agreement or affiliates thereof (the affirmative votes described in clauses (i) and (ii), collectively, the "REQUISITE MERISTAR VOTE"), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by MeriStar. The execution and delivery of this Agreement by MeriStar and the consummation by MeriStar of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of MeriStar or any MeriStar Subsidiary are necessary to authorize this Agreement or to consummate such transactions, other than, the adoption and approval of the MeriStar Proposals by the Requisite MeriStar Vote. This Agreement has been duly authorized and validly executed and delivered by MeriStar and constitutes a legal, valid and binding obligation of MeriStar, enforceable against MeriStar in accordance with its terms.

    (b) The Board of Directors of MeriStar (i) has unanimously adopted the plan of merger set forth in this Agreement and approved this Agreement and the other transactions contemplated by this Agreement and (ii) has declared that the Merger and this Agreement and the other transactions contemplated by this Agreement are advisable and in the best interests of MeriStar and the holders of MeriStar Common Stock.

    SECTION 3.5  NO CONFLICTS.

    (a) Except as set forth in Section 3.5(a) of the MeriStar Disclosure Letter, the execution and delivery of this Agreement by MeriStar do not, and the performance of this Agreement by MeriStar will not:

        (i) conflict with or violate any provision of MeriStar's certificate of incorporation or bylaws or any comparable organizational documents of any MeriStar Subsidiary;

        (ii) assuming that all consents, approvals, authorizations and other actions set forth in Section 3.6 have been obtained and all filings, applications and obligations set forth in Section 3.6 have been made, conflict with or violate any foreign or domestic law, statute, ordinance, rule, regulation, order, judgment or decree ("LAW") applicable to MeriStar or any MeriStar Subsidiary or by which any property or asset of MeriStar or any MeriStar Subsidiary is or may be bound or affected, except for any such conflicts or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar; or

        (iii) result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of MeriStar or any MeriStar Subsidiary under any note, bond, mortgage, indenture, contract, agreement, partnership or joint venture agreement, commitment, lease, license, permit, franchise or other instrument or obligation (collectively, "CONTRACTS") to which MeriStar or any MeriStar Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected, except for any such breaches, defaults or other occurrences which, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    (b) Section 3.5(b) of the MeriStar Disclosure Letter sets forth a list, correct and complete, of Contracts to which MeriStar or any MeriStar Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected under which consents or waivers are or may be required prior to consummation of or as a result of the transactions contemplated by this Agreement in order to avoid any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of any such Contract, or result in the creation of a Lien or other Encumbrance on any property or asset of MeriStar or any MeriStar Subsidiary, which default termination, amendment, acceleration, Lien or Encumbrance could reasonably be expected to have a Material Adverse Effect on MeriStar.

    SECTION 3.6 REQUIRED FILINGS AND CONSENTS. The execution and delivery of this Agreement by MeriStar do not, and the performance of this Agreement by MeriStar will not, require any consent, approval, authorization or permit of, or filing with or notification to, any domestic or foreign national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal or arbitral body or self-regulated entity (each, a "GOVERNMENTAL ENTITY"), except (i) for applicable requirements of the Securities Exchange Act of 1934 (together with the rules and regulations promulgated thereunder, the "EXCHANGE ACT"), applicable requirements of the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the "SECURITIES ACT"), applicable requirements of state securities or "blue sky" laws ("BLUE SKY LAWS"), the rules and regulations of NYSE, applicable requirements of Takeover Statutes, applicable state environmental statutes, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR ACT"), (ii) for the filing of the Certificate of Merger as required by the DGCL and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    SECTION 3.7  PERMITS; COMPLIANCE WITH LAW.  Except as set forth in
Section 3.7 of the MeriStar Disclosure Letter, each of MeriStar and the MeriStar Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for MeriStar or any MeriStar Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (collectively, the "MERISTAR PERMITS"), except where the failure to have any of the MeriStar Permits, individually or in the aggregate, has not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar, and, as of the date of this Agreement, no suspension or cancellation of any of MeriStar Permits is pending or, to the knowledge of MeriStar, threatened, except where the failure to have, or the suspension or cancellation of, any of MeriStar Permits, individually or in the aggregate, has not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar. Neither MeriStar nor any MeriStar Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to MeriStar or any MeriStar Subsidiary or by which any property or asset of MeriStar or any MeriStar Subsidiary is or may be bound or affected or
(ii) any MeriStar Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    SECTION 3.8  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) MeriStar has filed all forms, reports, schedules, statements and other documents (including all exhibits, annexes, supplements and amendments to such documents) required to be filed by it under the Exchange Act and the Securities Act since September 1, 1998 through the date of this Agreement (collectively, as amended and supplemented to date, the "MERISTAR SEC REPORTS") and MeriStar has made available to ASC each MeriStar SEC Report filed with the United States Securities and Exchange Commission (the "SEC"). The MeriStar SEC Reports, including any financial statements or schedules included or incorporated therein by reference, at the time they were filed, and all forms, reports, schedules, statements and other documents filed with the SEC after the date of this Agreement and prior to the Effective Time, at the time they will be filed, (i) complied or will comply, as the case may be, in all material respects with the requirements of the Exchange Act or the Securities Act or both, as the case may be, applicable to those MeriStar SEC Reports and (ii) did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements made in those MeriStar SEC Reports, in the light of the circumstances under which they were made, not misleading. No MeriStar Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any documents with the SEC or any national securities exchange or quotation service or comparable Governmental Entity.

    (b) Each of the consolidated balance sheets included in or incorporated by reference into the MeriStar SEC Reports and in any form, report or document filed after the date of this Agreement and prior to the Effective Time (including in each case, the related notes and schedules) fairly presented or will present, as the case may be, in all material respects, the consolidated financial position of MeriStar as of the dates set forth in those consolidated balance sheets in accordance with GAAP (as defined below). Each of the consolidated statements of income and of cash flows included in or incorporated by reference into the MeriStar SEC Reports and in any form, report or document filed after the date of this Agreement and prior to the Effective Time (including in each case, any related notes and schedules) fairly presented or will present, as the case may be, in all material respects, the consolidated results of operations and cash flows, as the case may be, of MeriStar and the consolidated MeriStar Subsidiaries for the periods set forth in those consolidated statements of income and of cash flows (subject, in the case of unaudited quarterly statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with United States generally accepted accounting principles ("GAAP") (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) consistently applied throughout the periods indicated. All of such balance sheets and statements complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

    (c) Except as and to the extent set forth on the consolidated balance sheet of MeriStar and the consolidated MeriStar Subsidiaries as of June 30, 2000 including the related notes, neither MeriStar nor any MeriStar Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the related notes prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since June 30, 2000 that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    SECTION 3.9  ABSENCE OF CERTAIN CHANGES OR EVENTS.

    (a) Except as (i) set forth in Section 3.9(a) of the MeriStar Disclosure Letter, (ii) disclosed in the MeriStar SEC Reports filed with the SEC since December 31, 1999 and which have been filed and are publicly available prior to the date of this Agreement ("MERISTAR FILED SEC REPORTS") or (iii) permitted by
Section 5.1, since December 31, 1999, (A) MeriStar and the MeriStar Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (B) there has not been any Material Adverse Effect on MeriStar and (C) there has not been:

        (i) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by it or any MeriStar Subsidiaries, whether or not covered by insurance, which damage, destruction or loss, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on MeriStar;

        (ii) any material change by MeriStar in its or any MeriStar Subsidiary's accounting methods, principles or practices except as a result of changes in GAAP;

        (iii) any declaration, setting aside or payment of any dividend or distribution in respect of MeriStar Common Stock or any redemption, purchase or other acquisition of any of MeriStar's securities;

        (iv) any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of MeriStar or any MeriStar Subsidiary except in the ordinary course of business consistent with past practice or except as required by applicable Law;

        (v) (A) any incurrence or assumption by MeriStar or any MeriStar Subsidiary of any indebtedness for borrowed money or (B) any guarantee, endorsement or other incurrence or assumption of material liability (whether directly, contingently or otherwise) by MeriStar or any MeriStar Subsidiary for the obligations of any other person (other than any wholly-owned MeriStar Subsidiary), other than in the ordinary course of business consistent with past practice and individually not in excess of $250,000;

        (vi) any creation or assumption by MeriStar or any MeriStar Subsidiary of any Lien on any material asset of MeriStar or any MeriStar Subsidiary, other than in the ordinary course of business, consistent with past practice;

        (vii) any making of any loan, advance or capital contribution to or investment in any person by MeriStar or any MeriStar Subsidiary (other than to MeriStar or any MeriStar Subsidiary), other than in the ordinary course of business, consistent with past practice and individually not in excess of $250,000; or

        (viii) (A) any contract or agreement entered into by MeriStar or any MeriStar Subsidiary relating to any material acquisition or disposition of any assets or business or (B) any modification, amendment, assignment or termination of or relinquishment by MeriStar or any MeriStar Subsidiary of any rights under any Contract (including any insurance policy naming it as a beneficiary or a loss payable payee) that has resulted or could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on MeriStar other than transactions, commitments, contracts or agreements in the ordinary course of business consistent with past practice or those contemplated by this Agreement.

    SECTION 3.10  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

    (a) Each employee benefit plan, program and arrangement, and each employment, termination, severance or other contract or agreement, to which MeriStar or any of the MeriStar Subsidiaries is a party with respect to which MeriStar or any of the MeriStar Subsidiaries has any obligation or which are maintained, contributed to or sponsored by MeriStar or any of the MeriStar Subsidiaries for the benefit of any current or former employee, officer or director of MeriStar or any of the MeriStar Subsidiaries under which plan, program, arrangement, contract or agreement total payments of more than $100,000 may be required to be made by MeriStar or a MeriStar Subsidiary (collectively, the "MERISTAR BENEFIT PLANS") are listed on Section 3.10(a) of the MeriStar Disclosure Letter. Except for those matters listed on Section 3.10(a) of the MeriStar Disclosure Letter and such matters as,

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individually or in the aggregate, have not and could not reasonably be expected to result in a Material Adverse Effect on MeriStar:

        (i) to the knowledge of MeriStar, each MeriStar Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and to the knowledge of MeriStar, nothing has occurred since the date of such letter that could materially adversely affect the qualified status of such MeriStar Benefit Plan or related trust;

        (ii) to the knowledge of MeriStar, each MeriStar Benefit Plan has been operated in accordance with the terms and requirements of applicable Law, and all required returns and filings for each MeriStar Benefit Plan have been timely made;

        (iii) to the knowledge of MeriStar, neither MeriStar nor any of the MeriStar Subsidiaries has incurred any direct or indirect liability under, arising out of or by operation of Title I or Title IV of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or comparable provisions of the Code in connection with any MeriStar Benefit Plan or other retirement plan or arrangement, and to the knowledge of MeriStar, no fact or event exists that could reasonably be expected to give rise to any such liability;

        (iv) to the knowledge of MeriStar, all contributions due and payable on or before the date hereof in respect of each MeriStar Benefit Plan have been made in full and in proper form;

        (v) to the knowledge of MeriStar, neither MeriStar nor any of the MeriStar Subsidiaries has ever sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), "multiple employer plan" (as defined in Section 413 of the Code) or "defined benefit plan" (as defined in Section 3(35) of ERISA);

        (vi) except as otherwise required under ERISA, the Code and applicable Law, to the knowledge of MeriStar, no MeriStar Benefit Plan currently or previously maintained by MeriStar or any of the MeriStar Subsidiaries provides any post-retirement health or life insurance benefits in the future;

        (vii) to the knowledge of MeriStar, all reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each MeriStar Benefit Plan; and

        (viii) to the knowledge of MeriStar, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in the payment of separation, severance, termination, "golden parachute" or similar-type benefits to any person, (B) materially increase any benefits otherwise payable under any MeriStar Benefit Plan or otherwise, (C) result in any acceleration of the time of payment or vesting of any material benefits, (D) trigger a requirement for funding or the acceleration of funding of any material benefits or (E) commence a period during which a subsequent termination of employment by an employee of MeriStar or any MeriStar Subsidiary will entitle such employee to benefits in excess of what would otherwise have been required in the absence of the transactions contemplated hereby. No benefit or amount payable or that may become payable by MeriStar or any of the MeriStar Subsidiaries as a result of any transaction contemplated by this Agreement will constitute an "excess parachute payment," within the meaning of Section 280G of the Code, which is or may be subject to the imposition of any excise tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

    (b) To the knowledge of MeriStar, each MeriStar Benefit Plan is in writing, and MeriStar has made available to ASC a complete and accurate copy of each MeriStar Benefit Plan and a complete and accurate copy of each material document prepared in connection with each such Plan, including without limitation, a copy of (i) each trust or other funding arrangement, (ii) each summary plan

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description and summary of material modification, (iii) the most recently filed
IRS Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan.

    (c) Except as set forth in Section 3.10(c) of the MeriStar Disclosure Letter, to the knowledge of MeriStar, neither MeriStar nor any of the MeriStar Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or other labor union organization. MeriStar has made available true, correct and complete copies of all such agreements to ASC. Except as set forth in Section 3.10(c) of the MeriStar Disclosure Letter and except as individually or in the aggregate, has not resulted and would not reasonably be expected to result, in a Material Adverse Effect on MeriStar, (A) currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect MeriStar or any MeriStar Subsidiary;
(B) there are no controversies, strikes, slowdowns or work stoppages pending or, to the best knowledge of MeriStar, after due inquiry, threatened between MeriStar or any of the MeriStar Subsidiaries and any of their respective employees, and neither MeriStar nor any of the MeriStar Subsidiaries has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (C) neither MeriStar or any of the MeriStar Subsidiaries has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against MeriStar or any MeriStar Subsidiary under any such agreement or contract; and
(D) there are no unfair labor practice complaints pending against MeriStar or any of the MeriStar Subsidiaries before the National Labor Relations Board or any other Governmental Entity or any current union representation questions involving employees of MeriStar or any of the MeriStar Subsidiaries.

    SECTION 3.11 TAX MATTERS. Neither MeriStar nor, to the knowledge of MeriStar, any of its affiliates has taken or agreed to take any action, nor is MeriStar aware of any agreement, plan or other circumstance, that would prevent the Merger from constituting a transaction qualifying as a reorganization under
Section 368(a) of the Code.

    SECTION 3.12 CONTRACTS; DEBT INSTRUMENTS. Except for the Contracts set forth in Section 3.12 of the MeriStar Disclosure Letter, true, correct and complete copies of which have been made available to ASC, there is no Contract that is material to the business, financial condition or results of operations of MeriStar and the MeriStar Subsidiaries taken as a whole. Each of the Contracts to which MeriStar or a MeriStar Subsidiary is a party or by which it or any of its properties or assets is or may be bound or affected, constitutes a valid and legally binding obligation of MeriStar or such MeriStar Subsidiary and of the other parties thereto, enforceable in accordance with its terms, and is in full force and effect, except to the extent the failure to be so valid, binding or enforceable, individually or in the aggregate, has not and could not reasonably be expected to result in a Material Adverse Effect on MeriStar. Neither MeriStar nor any MeriStar Subsidiary, nor to MeriStar's knowledge, any other person, is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which MeriStar or any MeriStar Subsidiary is a party or by which it or any of its properties or assets is or may be bound or affected, except for violations or defaults that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar. Set forth in
Section 3.12 of the MeriStar Disclosure Letter is a description of any material changes to the amount and terms of the indebtedness of MeriStar and the consolidated MeriStar Subsidiaries as described in the notes to the financial statements set forth in MeriStar's quarterly report on Form 10-Q for the quarter ended September 30, 2000.

    SECTION 3.13 LITIGATION. Except as set forth in Section 3.13 of the MeriStar Disclosure Letter, and except as disclosed in MeriStar Filed SEC Reports, there is no suit, claim, action, proceeding or investigation (collectively, "CLAIMS") that is uninsured pending or, to the knowledge of MeriStar, threatened against MeriStar or any MeriStar Subsidiary before any Governmental Entity that, if adversely determined, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on MeriStar. Neither MeriStar nor any MeriStar Subsidiary is subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on MeriStar.

    SECTION 3.14 ENVIRONMENTAL MATTERS. Except as has not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar and as set forth in Section 3.14 of the MeriStar Disclosure Letter or as disclosed in MeriStar Filed SEC Reports:

    (a) MeriStar and the MeriStar Subsidiaries (i) are in compliance with all applicable Laws relating to pollution, protection of the environment or health and safety (collectively, "ENVIRONMENTAL LAWS"), (ii) hold all necessary permits, approvals, identification numbers and licenses ("ENVIRONMENTAL PERMITS") under those Environmental Laws and (iii) are in compliance with their respective Environmental Permits;

    (b) neither MeriStar nor any MeriStar Subsidiary has received any requests for information, or been notified that it is a potentially responsible party, under CERCLA, or any similar Law of any state, locality or any other jurisdiction;

    (c) neither MeriStar nor any MeriStar Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of hazardous materials and, to the knowledge of MeriStar, no investigation, litigation or other proceeding is pending or threatened with respect thereto, and no condition exists on any property currently or formerly owned or operated by MeriStar that is reasonably likely to lead to such investigation, litigation or proceeding;

    (d) none of the real property currently or formerly owned or leased by MeriStar or any MeriStar Subsidiary is listed or, to the knowledge of MeriStar, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date of this Agreement, or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup; and

    (e) ASC has been provided access to all material reports in MeriStar's possession or control assessing the environmental condition of MeriStar's current and former owned properties, which reports are listed in
Section 3.14(e) of the MeriStar Disclosure Letter.

    SECTION 3.15  INTELLECTUAL PROPERTY.

    (a)  DISCLOSURE.

        (i) Section 3.15(a)(i) of the MeriStar Disclosure Letter sets forth all United States and foreign: (i) patents and patent applications,
    (ii) trademarks, trade names, brand names and corporate names, and all service marks, registrations and applications thereof, (iii) Internet domain name registrations and applications and (iv) copyright registrations and applications owned or licensed by MeriStar or the MeriStar Subsidiaries, in each case described in clauses (i) through (iv), that are material to the business and operations of MeriStar or the MeriStar Subsidiaries as presently conducted, specifying as to each item, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

        (ii) Section 3.15(a)(ii) of the MeriStar Disclosure Letter sets forth all material licenses, sublicenses, and other agreements or permissions ("IP LICENSES") under which any of MeriStar or the MeriStar Subsidiaries is a licensor or licensee or otherwise is authorized to use or practice any Intellectual Property except for hotel franchise agreements pursuant to which MeriStar, as hotel manager or as lessee, is granted the right to use the intellectual property of the franchisor. For purposes of this Agreement, "INTELLECTUAL PROPERTY" means all of the following as they exist in all jurisdictions throughout the world, in each case, to the extent owned by, licensed to, or otherwise used by MeriStar or the MeriStar Subsidiaries or ASC or the ASC Subsidiaries, as applicable: (A) patents, patent applications, and other patent rights (including any divisions, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted);
    (B) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof; (C) copyrights, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights; (D) trade secrets, concepts, ideas, designs, research, processes, procedures, techniques, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, mask work, or trade secret protection) (collectively, "TECHNOLOGY"); and
    (E) computer software programs, including all source code, object code, and documentation related thereto (the "SOFTWARE").

        (iii) Section 3.15(a)(iii) of the MeriStar Disclosure Letter sets forth and describes the status of any material agreements involving Intellectual Property currently in negotiation or proposed ("PROPOSED INTELLECTUAL PROPERTY AGREEMENTS") by MeriStar or the MeriStar Subsidiaries.

    (b) OWNERSHIP. Except as set forth in Section 3.15(b) of the MeriStar Disclosure Letter, MeriStar or the MeriStar Subsidiaries own, free and clear of all Liens, and have the unrestricted right to use, sell, or license, all Intellectual Property, except where the failure to so own or have such right, individually or in the aggregate, has not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    (c) CLAIMS. Except as set forth in Section 3.15(c) of the MeriStar Disclosure Letter, neither MeriStar nor any of the MeriStar Subsidiaries has been, during the three years preceding the date of this Agreement, a party to any Claim, nor, to the knowledge of MeriStar, is any Claim threatened, that challenges the validity, enforceability, ownership, or right to use, sell, or license any Intellectual Property, except for Claims that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar. To the knowledge of MeriStar, no third party is infringing upon any Intellectual Property, except for infringements that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    (d) ADMINISTRATION AND ENFORCEMENT. MeriStar and the MeriStar Subsidiaries have taken all necessary and desirable actions to maintain and protect each item of Intellectual Property owned by MeriStar, except for failures to take such actions that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    (e) PROTECTION OF TRADE SECRETS AND TECHNOLOGY. MeriStar and the MeriStar Subsidiaries have taken all reasonable precautions to protect the secrecy, confidentiality, and value of its trade secrets and the proprietary nature and value of the Technology, except for failures to take such precautions that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    (f) EFFECT OF TRANSACTION. Neither MeriStar nor any of the MeriStar Subsidiaries is, nor, as a result of the execution and delivery of this Agreement or its performance of its obligations hereunder, will be, in violation of any agreement relating to any Intellectual Property, except for violation that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on MeriStar. After the completion of the transactions contemplated by this Agreement, MeriStar and the MeriStar Subsidiaries will continue to own all right, title, and interest in and to or have a license to use all Intellectual Property on identical terms and conditions as MeriStar and the MeriStar Subsidiaries enjoyed immediately prior to such transactions, except for failures to own or have available for use that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    SECTION 3.16 TAXES. Except as set forth in Section 3.16 of the MeriStar Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on
MeriStar:

    (a) MeriStar and each MeriStar Subsidiary has timely filed in accordance with applicable law all returns, declarations, reports, forms, estimates, information returns and statements ("TAX RETURNS") required to be filed in respect of any Taxes (as defined below) or to be supplied to a taxing authority in connection with any Taxes, and has paid or caused to be paid all Taxes required to be paid. All Tax Returns filed by MeriStar or any MeriStar Subsidiary with respect to Taxes were prepared in compliance with all applicable laws and regulations and were true, complete, and correct in all respects as of the date on which they were filed or as subsequently amended to the date hereof. Complete copies of federal, state, local, and foreign Tax Returns of MeriStar and each MeriStar Subsidiary for each of the years ended 1999 and 1998 have heretofore been delivered or made available to ASC. Prior to the date hereof, MeriStar has provided to ASC copies of all revenue agents' reports and other written assertions of deficiencies or other liabilities for Taxes of MeriStar and each MeriStar Subsidiary with respect to past periods for which the applicable statute of limitations has not expired. As used in this Agreement, "TAXES" shall mean all taxes of any kind, charges, fees, customs, duties, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, ad valorem, value added, transfer, gains, franchise, profits, inventory, net worth, capital stock, asset, sales, use, license, estimated withholding, payroll, transaction, capital, employment, social security, workers compensation, unemployment, excise, any interest and any penalties, additions to tax or additional amounts, imposed by any taxing authority (domestic or foreign) and shall include any transferee liability in respect of Taxes.

    (b) MeriStar and each MeriStar Subsidiary has timely paid all Taxes for which a notice of, or assessment or demand for, payment has been received or which are otherwise due and payable with respect to MeriStar or any MeriStar Subsidiary, its operations and assets (in each case, whether or not shown on any Tax Return), except for Taxes that are being contested in good faith by appropriate proceedings (all of which are disclosed on Section 3.16(b) of the MeriStar Disclosure Letter) and for payment of which Taxes adequate reserves will have been set up as of the Closing Date.

    (c) MeriStar and each of the MeriStar Subsidiaries has complied with all applicable law, rules, and regulations relating to the withholding of Taxes and has timely collected or withheld and paid over to the proper governmental authorities all amounts required to be so collected or withheld and paid over for all prior periods under all applicable laws.

    (d) There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitations for the assessment or collection of Taxes with respect to any Tax Return that relates to MeriStar or any MeriStar Subsidiary, which waivers or extensions currently are in effect, and no request for any such waiver or extension is currently pending.

    (e) There are no Tax rulings, request for rulings, or closing agreements relating to MeriStar or any MeriStar Subsidiary which could affect its liability for Taxes for any period after the Closing Date.

    (f) No action, suit, proceeding, investigation, audit, claim, or assessment is presently pending or to the knowledge of MeriStar, proposed with regard to any Taxes that relate to MeriStar or any

MeriStar Subsidiary for which MeriStar or any MeriStar Subsidiary would or could be liable. There are no requests from any taxing authority for information or with respect to Taxes of MeriStar or the MeriStar Subsidiaries. Neither MeriStar nor the MeriStar Subsidiaries has any knowledge or any fact or condition that, if known to any taxing authority having jurisdiction, would likely result in the issuance of a notice of proposed deficiency or similar notice of intention to assess Taxes against MeriStar or the MeriStar Subsidiaries, and no issue has arisen in any examination of MeriStar or the MeriStar Subsidiaries by any taxing authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld.

    (g) Neither MeriStar nor any of the MeriStar Subsidiaries (i) has agreed to or is required to make any adjustment pursuant to Section 481 of the Code (or any predecessor or similar provision of other laws or regulations) by reason of a change in accounting method or otherwise; (ii) has knowledge that any taxing authority has proposed any such adjustment or change which proposal is currently pending; or (iii) has an application pending with any taxing authority requesting permission for any change in accounting methods that relates to its business and operations.

    (h) Neither MeriStar nor any MeriStar Subsidiary (i) is a party to, is bound by, or has any obligation under, any Tax sharing agreement or similar contract, (ii) has any current or potential contractual obligation to indemnify any other person with respect to Taxes, or (iii) has any obligation to make distributions in respect of Taxes.

    (i) No Taxes are delinquent or constitute a lien against MeriStar or any MeriStar Subsidiary, except with respect to Taxes being contested in good faith by appropriate proceedings (all of which are disclosed on Section 3.16(i) of the MeriStar Disclosure Letter) and for payment of which Taxes adequate reserves have been established.

    (j) There is no contract, agreement, plan, or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by ASC or MeriStar by reason of
Section 280G of the Code.

    (k) The unused "net operating losses" (as defined in Section 172 of the Code) of MeriStar and each MeriStar Subsidiary (the years which all such net operating losses arose and will expire being set forth on Section 3.16(k) of the MeriStar Disclosure Letter) are not subject to any limitations under Sections 382 or 384 of the Code, except for those limitations which are set forth in
Section 3.16(k) of the MeriStar Disclosure Letter.

    (l) No property of MeriStar or any MeriStar Subsidiary is "tax-exempt use property" within the meaning of Section 168 of the Code.

    SECTION 3.17  NON-COMPETITION AGREEMENTS.  Except as set forth in
Section 3.17 of the MeriStar Disclosure Letter, neither MeriStar nor any MeriStar Subsidiary is a party to any Contract which purports to restrict or prohibit in any material respect MeriStar and the MeriStar Subsidiaries collectively from, directly or indirectly, engaging in any business currently engaged in by MeriStar, any MeriStar Subsidiary or any other persons affiliated with MeriStar. None of MeriStar's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with MeriStar, restricts in any material respect MeriStar or any MeriStar Subsidiary or affiliate of either of them from, directly or indirectly, engaging in any of the businesses described above. For purposes of this Section 3.17, the term "material" shall mean any prohibition that is material to the business and operations of MeriStar and the MeriStar Subsidiaries taken as a whole.

    SECTION 3.18  AGREEMENTS WITH REGULATORY AGENCIES.  Except as set forth in
Section 3.18 of the MeriStar Disclosure Letter, neither MeriStar nor any MeriStar Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not listed in Section 3.18 of the MeriStar Disclosure Letter, a "MERISTAR REGULATORY AGREEMENT"), any Governmental Entity that restricts the conduct of its business, except for any MeriStar Regulatory Agreements that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on MeriStar or could reasonably be expected, following consummation of the Merger, to impair ASC's ability to conduct the business of the Surviving Corporation, ASC or any ASC Subsidiary, as presently conducted. Neither MeriStar nor any MeriStar Subsidiary has been advised by any Governmental Entity that such Governmental Entity is considering issuing or requesting any MeriStar Regulatory Agreement, except for any such proposed MeriStar Regulatory Agreements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

    SECTION 3.19 RIGHTS AGREEMENT. A copy of the MeriStar Rights Agreement, including all amendments and exhibits, has been provided to ASC in writing and is a complete and correct copy of that document. Under the MeriStar Rights Agreement, none of the execution of this Agreement, the execution of the ASC Voting/Recapitalization Agreement, the execution of the MeriStar Voting Agreement, or the consummation of the Merger and the transactions contemplated by the ASC Voting/ Recapitalization Agreement will (i) cause MeriStar Shareholder Rights to become exercisable, (ii) cause ASC or Merger Sub to become an "Acquiring Person" (as that term is defined in the MeriStar Rights Agreement) or (iii) give rise to a "Rights Distribution Date" (as that term is defined in the MeriStar Rights Agreement).

    SECTION 3.20 OPINION OF FINANCIAL ADVISOR. Salomon Smith Barney Inc. (the "MERISTAR FINANCIAL ADVISOR") has delivered to the Board of Directors of MeriStar its oral opinion (which opinion will be confirmed in writing) to the effect that, as of the date of this Agreement, the Exchange Ratio is fair, from a financial point of view, to the holders of MeriStar Common Stock. MeriStar will, promptly after receipt of such written opinion, deliver a signed copy of that written opinion to ASC for informational purposes only.

    SECTION 3.21 BROKERS. No broker, finder or investment banker other than the MeriStar Financial Advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of MeriStar or any of the MeriStar Subsidiaries or their affiliates. Prior to the date of this Agreement, MeriStar has made available to ASC a complete and correct copy of all agreements between MeriStar or any of the MeriStar Subsidiaries or their affiliates and the MeriStar Financial Advisor under which the MeriStar Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

    SECTION 3.22 CERTAIN STATUTES. The Board of Directors of MeriStar or any MeriStar Subsidiary has taken or will take all appropriate and necessary actions to ensure that the restrictions on business combinations in Section 203 of the DGCL will not have any effect on the Merger or the other transactions contemplated by this Agreement. No "fair price," "moratorium," "control share acquisition" or other similar state or federal anti-takeover statute or regulation (each a "TAKEOVER STATUTE") is, as of the date of this Agreement, applicable to the Merger or such other transactions.

    SECTION 3.23 INFORMATION. None of the information to be supplied by MeriStar or any MeriStar Subsidiary for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement not misleading in light of the circumstances under which they were made, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement, at the time of the mailing of the Proxy Statement and any amendments of or supplements to the Proxy

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Statement and at the time of the MeriStar Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to ASC or the ASC Subsidiaries or affiliates of ASC) will comply as to form in all material respects with the provisions of the Exchange Act.

    SECTION 3.24 VOTE REQUIRED. The Requisite MeriStar Vote is the only vote of the holders of any class or series of MeriStar's capital stock necessary (under the rules and regulations of the MeriStar Charter Documents, the DGCL, the rules and regulations of the NYSE, other applicable Law or otherwise) to approve this Agreement, the Merger or the other transactions contemplated by this Agreement.

    SECTION 3.25  PROPERTIES.

    (a) Section 3.25(a)(i) of the MeriStar Disclosure Letter sets forth a complete and accurate list and the address or description of all material real property owned or leased by MeriStar or any MeriStar Subsidiary, other than leases with a duration of less than one year entered into in the ordinary course of business by BridgeStreet Accommodations, Inc. (collectively, and including all buildings, structures and other improvements and fixtures located on or under such land and all easements, rights and other appurtenances to such land, the "MERISTAR PROPERTIES"). (1) For those MeriStar Properties to which MeriStar or a MeriStar Subsidiary owns fee simple title, such owner owns good, marketable and insurable fee simple title to such MeriStar Property, and (2) for those MeriStar Properties leased by MeriStar or a MeriStar Subsidiary, such lessee holds valid leasehold title to such MeriStar Property, which title is, in each case described in clauses (1) and (2) of this sentence, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (collectively, "ENCUMBRANCES"), except for such mortgages set forth on Section 3.25(a)(ii) of the MeriStar Disclosure Letter and such Encumbrances as individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on MeriStar. Following the effective time of the MeriStar-REIT Agreement Amendments, (i) the "MeriStar Properties" shall not include those properties that, because of the MeriStar-REIT Agreement Amendments, are no longer leased but are instead managed by MeriStar and (ii) the "MeriStar Leases" (as defined below) shall no longer include MeriStar's leases of such properties.

    (b) Except as set forth in Section 3.25(b) of the MeriStar Disclosure Letter, and except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on MeriStar or to materially and adversely affect the use or occupancy (or, if applicable, any proposed developments) of the MeriStar Properties in a manner which would reasonably be expected to have a Material Adverse Effect on MeriStar, MeriStar has no knowledge that any currently required certificate, permit or license (including building permits and certificates of occupancy) from any Governmental Entity having jurisdiction over any MeriStar Property (to the extent MeriStar has responsibility for such certificate, permit or license under the applicable MeriStar Lease) has not been obtained or is not in full force and effect or is subject to any pending modification or cancellation.

    (c) Section 3.25(c) of the MeriStar Disclosure Letter sets forth a complete and accurate list of all definitive agreements made or entered into by MeriStar or any of its Subsidiaries as of the date hereof, (x) to sell, mortgage, pledge or hypothecate the interest of MeriStar or such MeriStar Subsidiary in any MeriStar Property, which, individually or in the aggregate, are material, or to otherwise enter into a material transaction in respect of the ownership or financing of the interest of MeriStar or such MeriStar Subsidiary in any MeriStar Property and (y) to purchase real property to which MeriStar or any Subsidiary is a party.

    (d) Except as set forth in Section 3.25(d) of the MeriStar Disclosure Letter, none of MeriStar's fee or leasehold interests in any of the MeriStar Properties is subject to any outstanding purchase options, rights of first refusal, rights of first offer or similar rights, other than such rights which would not reasonably be expected to have a Material Adverse Effect on MeriStar, nor has MeriStar or any of its Subsidiaries entered into any outstanding contracts with others for the sale, mortgage, pledge, hypothecation, assignment, sublease or lease of any material portion of the MeriStar Property or MeriStar's interest therein or other transfer of all or any part of any MeriStar Property or MeriStar's interest therein, except for (i) leases or subleases entered into in the ordinary course of business for long-term stay rental units, newsstands, gift shops, restaurants and other establishments customarily located in hotel properties, (ii) leases and subleases of rooftops and other portions of the MeriStar Properties for telecommunications purposes and (iii) other leases, subleases and similar agreements the existence of which would not, individually or in the aggregate, be expected to have a Material Adverse Effect on MeriStar (collectively, "MERISTAR ORDINARY COURSE LEASES").

    (e)  The leases underlying the leased MeriStar Properties referenced in
Section 3.25(a)(i) of the MeriStar Disclosure Letter (collectively, the "MERISTAR LEASES") are accurately set forth in Section 3.25(e) of the MeriStar Disclosure Letter. Each of the MeriStar Leases is valid, binding and in full force and effect as against MeriStar or its Subsidiaries and, to MeriStar's knowledge, as against the other party thereto, except to the extent the failure to be binding and in full force and effect would not reasonably be expected to have a Material Adverse Effect on MeriStar. There does not exist under any of the MeriStar Leases any default or event of default, and, to MeriStar's knowledge, no event has occurred which, with notice or lapse of time or both, would constitute such a default or event of default, except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on MeriStar.

    (f) Section 3.25(f) to the MeriStar Disclosure Letter sets forth a list of the hotel franchise agreements (the "MERISTAR FRANCHISE AGREEMENTS") under which MeriStar is a franchisee. Each of the MeriStar Franchise Agreements is valid, binding and in full force and effect (except to the extent the failure to be binding and in full force and effect would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on MeriStar). There are no defaults under the MeriStar Franchise Agreements by MeriStar or, to the knowledge of MeriStar, by any other party thereto, nor have any events occurred which with the giving notice or the passage of time or both would constitute such a default or event of default thereunder, except as would not, individually or in the aggregate, have a Material Adverse Effect on MeriStar.

    (g) Section 3.25(g) of the MeriStar Disclosure Letter sets forth all material leases, subleases, licenses, time-share and other agreements, other than MeriStar Ordinary Course Leases (collectively, the "MERISTAR SPACE LEASES"), granting to any person or entity other than MeriStar any right to the possession, use, occupancy or enjoyment of the MeriStar Properties or any portion thereof. Each MeriStar Space Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by the tenant or occupant thereunder (a "MERISTAR SPACE TENANT") are current, no notice of default or termination under any MeriStar Space Lease is outstanding, no termination event or condition or uncured default on the part of MeriStar or, to the knowledge of MeriStar, the MeriStar Space Tenant, exists under any MeriStar Space Lease, and no event has occurred and no condition exists that, with the giving of notice or the lapse of time, or both, would constitute such a default or termination event or condition, except where such default, termination, termination event, condition or failure to be valid, binding and in full force and effect, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on MeriStar.

    (h) MeriStar or the MeriStar Subsidiaries owns or own, as the case may be, good and valid title to all of its material tangible property and assets (other than the MeriStar Properties) used in, held for use in or which are necessary for the conduct of the business of MeriStar as currently conducted, except where the failure to hold good and valid title to such property and assets, individually or in the aggregate, has not had, and could not reasonably be expected to have a Material Adverse Effect on MeriStar.

    (i) MeriStar has not received notice of and, to the knowledge of MeriStar, there is no pending, threatened or contemplated condemnation proceeding affecting the MeriStar Property or any part thereof, nor any sale or other disposition of the MeriStar Property or any part thereof in lieu of condemnation. No portion of the MeriStar Property has suffered any material damage by fire or other casualty that has not heretofore been completely repaired and restored, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on MeriStar.

    (j) MeriStar has made available to ASC or its representatives copies of the MeriStar Leases and the MeriStar Space Leases that are true, correct and complete in all material respects.

    (k) Neither MeriStar nor any of the MeriStar Subsidiaries is engaged in any real estate development projects except as set forth in Section 3.25(k) of the MeriStar Disclosure Letter.

    (l) For purposes of the representations and warranties of MeriStar relating to the MeriStar Properties, a "Material Adverse Effect on MeriStar" shall not include any effect on MeriStar arising from the entering into and performance in accordance with the terms of the MeriStar-REIT Agreement Amendments and associated agreements, provided that the MeriStar-REIT Agreement Amendments and associated agreements are in compliance with the requirements set forth in
Section 5.10(f) of the MeriStar Disclosure Letter; and provided further that any effect on MeriStar resulting from the failure of the MeriStar-REIT Amendments to be performed in accordance with the terms thereof may be considered in determining whether there has been a Material Adverse Effect on MeriStar. Following the effective time of the MeriStar-REIT Agreement Amendments, each management or other similar contract resulting from the MeriStar-REIT Agreement Amendments with respect to each of the properties subject to the MeriStar-REIT Agreement Amendments shall be deemed to be set forth in Section 3.12 of the MeriStar Disclosure Letter.

    SECTION 3.26 NO PAYMENTS TO EMPLOYEES, OFFICERS OR DIRECTORS. Except as set forth in Section 3.26 of the MeriStar Disclosure Letter, there are no cash or non-cash payments that will become payable to any employee, officer or director of MeriStar or any MeriStar Subsidiary as a result of the Merger or the transactions contemplated by this Agreement. Except as otherwise provided for in this Agreement or as set forth in Section 3.26 of the MeriStar Disclosure Letter, there is no employment or severance contract or other agreement requiring payments, cancellation of indebtedness or other obligation to be made upon a change of control of MeriStar or any MeriStar Subsidiary or otherwise as a result of the consummation of any of the transactions contemplated by this Agreement, with respect to any employee, officer or director of MeriStar or any MeriStar Subsidiary.

    SECTION 3.27  POTENTIAL CONFLICTS OF INTEREST.  Except as set forth in
Section 3.27 of the MeriStar Disclosure Letter or in the MeriStar SEC Reports, to the knowledge of the MeriStar, no officer, director or affiliate of MeriStar or any MeriStar Subsidiary, and no relative or spouse of any such officer, director or affiliate: (a) owns, directly or indirectly, any interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person that is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, MeriStar or any of the MeriStar Subsidiaries; (b) owns, directly or indirectly, in whole or in part, any material tangible or intangible property that MeriStar or any of the MeriStar Subsidiaries uses in the ordinary conduct of its business; or (c) has any cause of action or other claim whatsoever against, or owes any amount to, MeriStar or any of the MeriStar Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under MeriStar Benefit Plans, and similar matters and agreements arising in the ordinary course of business.

    SECTION 3.28 REGISTRATION RIGHTS. Except as set forth in Section 3.28 of the MeriStar Disclosure Letter, no person has any right to require the registration of any shares of MeriStar Common Stock or any other securities of MeriStar or any MeriStar Subsidiary.

    SECTION 3.29 INVESTMENT COMPANY ACT OF 1940. Neither MeriStar nor any of the MeriStar Subsidiaries is, or at the Effective Time will be, required to be registered under the Investment Company Act of 1940 (the "1940 ACT").

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                             OF ASC AND MERGER SUB

    Each of ASC and Merger Sub represents and warrants to MeriStar that:

    SECTION 4.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

    (a) Each of ASC, Merger Sub, and each other subsidiary of ASC (collectively, the "ASC SUBSIDIARIES") (i) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted and
(iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to have such governmental approvals or to be so qualified or licensed and in good standing that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    (b) Section 4.1(b)(i) of the disclosure letter prepared by ASC, dated the date hereof and delivered by ASC to MeriStar (the "ASC DISCLOSURE LETTER") sets forth a complete and accurate list of each ASC Subsidiary, together with its jurisdiction of incorporation or organization. Except as set forth in
Section 4.1(b)(ii) of the ASC Disclosure Letter, neither ASC nor any ASC Subsidiary holds any interest in any person other than the ASC Subsidiaries.

    (c) Section 4.1(c) of the ASC Disclosure Letter lists each ASC Subsidiary that is a "Restricted Subsidiary," as such term is defined in the Indenture, dated as of June 28, 1996 (as amended and supplemented through the date hereof, the "ASC NOTES INDENTURE"), relating to ASC's 12% Senior Subordinated Notes due 2006 (the "ASC NOTES").

    (d) Section 4.1(d) of the ASC Disclosure Letter lists each ASC Subsidiary that is an "Unrestricted Subsidiary," as such term is defined in the ASC Notes Indenture.

    (e) Section 4.1(e) of the ASC Disclosure Letter lists each ASC Subsidiary that is a "Real Estate Subsidiary," as such term is defined in the ASC Notes Indenture.

    (f) Section 4.1(f) of the ASC Disclosure Letter lists the items of "Indebtedness" (as such term is defined in the ASC Notes Indenture) that have an outstanding principal balance in excess of $100,000, of each ASC Subsidiary listed on Section 4.1(b)(i) of the ASC Disclosure Letter that qualifies as "Non-Recourse Real Estate Debt" (as such term is defined in Section 1.01 of the ASC Notes Indenture).

    (g) Section 4.1(g) of the ASC Disclosure Letter lists each ASC Subsidiary that is a "Restricted Subsidiary," as such term is defined in the Amended and Restated and Consolidated Credit Agreement, dated as of October 12, 1999 and amended on March 6, 2000, among ASC, other borrowers named therein, Fleet National Bank and the lenders named therein (the "ASC SENIOR CREDIT FACILITY").

    (h) Section 4.1(h) of the ASC Disclosure Letter lists each ASC Subsidiary that is an "Unrestricted Subsidiary" (as such term is defined in the ASC Senior Credit Facility).

    (i) Section 4.1(f) of the ASC Disclosure Letter lists all material "Indebtedness" (as such term is defined in the ASC Notes Indenture) which is non-recourse to any "Restricted Subsidiary" (as such term is defined in the ASC Notes Indenture).

    SECTION 4.2 CERTIFICATE OF INCORPORATION AND BYLAWS. The copies of ASC's certificate of incorporation and bylaws, each as amended through the date of this Agreement that are exhibits to ASC's annual report on Form 10-K dated for the year ended July 30, 2000 are complete and correct copies of those documents. Such certificate of incorporation and bylaws and all comparable organizational documents of the ASC Subsidiaries are in full force and effect. ASC is not in violation of any of the provisions of such certificate of incorporation or bylaws.

    SECTION 4.3  CAPITALIZATION.

    (a) As of the date hereof and immediately prior to the completion of the transactions contemplated by Sections 6.3(f)(i), (ii) and (iii), the authorized capital stock of ASC consists of (i) 115,500,000 shares of common stock, par value $0.01 per share, of which (1) 15,000,000 shares have been designated common stock, Class A, par value $0.01 per share (the "ASC CLASS A COMMON STOCK"), and (2) 100,000,000 shares have been designated ASC Common Stock,
(ii) 500,000 shares of Serial Preferred Stock, par value $0.01 per share, of which (1) 40,000 shares have been designated 10.5% Repriced Convertible Exchangeable Preferred Stock, liquidation value $1,000 per share (the "ASC SERIES A PREFERRED STOCK"), and (2) 150,000 shares have been designated 8.5% Series B Convertible Participating Preferred Stock, liquidation value $1,000 per share (the "ASC SERIES B PREFERRED STOCK"). As of October 31, 2000,
(i) 15,708,633 shares of ASC Common Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and not subject to preemptive rights; (iii) 100 shares of ASC Common Stock were held in the treasury of ASC or by the ASC Subsidiaries; (iv) 5,113,319 shares of ASC Common Stock were reserved for issuance upon exercise of outstanding ASC Stock Options;
(v) 36,626 shares of ASC Series A Preferred Stock were issued and outstanding (which were convertible into 1,306,943 shares of ASC Common Stock), all of which were validly issued and are fully paid, nonassessable and not subject to preemptive rights; (vi) 150,000 shares of ASC Series B Preferred Stock were issued and outstanding, all of which were validly issued and are fully paid, nonassessable and not subject to preemptive rights; and (vii) 14,760,530 shares of ASC Class A Common Stock were issued and outstanding (which were convertible into 14,760,530 shares of ASC Common Stock), all of which were validly issued and are fully paid, nonassessable and not subject to preemptive rights. Except as set forth above, as of October 31, 2000, no shares of capital stock or other voting securities of ASC were issued, reserved for issuance or outstanding and, since such date, no shares of capital stock or other voting securities or options in respect thereof have been issued except upon the exercise of ASC Stock Options outstanding on such date. Together, the ASC Common Stock, the ASC Class A Common Stock and the ASC Preferred Stock are referred to in this Agreement as the "ASC SHARES".

    (b) As of October 31, 2000, an aggregate of 5,113,319 options to purchase shares of ASC Common Stock ("ASC STOCK OPTIONS") have been granted by ASC and are outstanding under the 1997 Stock Option Plan (as amended to date, the "ASC OPTION PLAN"). Except (i) for the warrants and transactions described in
Section 5.10(l), (ii) as set forth in Section 4.3(a), (iii) for ASC Stock Options to purchase an aggregate of 5,485,088 shares of ASC Common Stock outstanding or available for grant under the ASC Option Plan and
(iv) agreements or arrangements set forth in Section 4.3(b) of the ASC Disclosure Letter, there are no options, warrants, calls, conversion rights, stock appreciation rights, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments of any character to which ASC is a party or by which ASC is bound relating to the issued or unissued capital stock of ASC, Merger Sub or any ASC Subsidiary or obligating ASC, Merger Sub or any ASC

Subsidiary to issue or sell any shares of capital stock of, other equity interests in, or securities exchangeable for or convertible into the capital stock or other equity interest in ASC, Merger Sub or any ASC Subsidiary.
Section 4.3(b) of the ASC Disclosure Letter accurately and completely sets forth, as of the date of this Agreement, (x) the persons to whom ASC Stock Options have been granted, (y) the exercise price for ASC Stock Options held by each such person and (z) whether such ASC Stock Options are subject to vesting and, if subject to vesting, the dates on which each of those ASC Stock Options vest.

    (c) All shares of ASC Common Stock issued are, and all shares of ASC Common Stock subject to issuance will be, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments under which they are issuable, duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights. Except as set forth in Section 4.3(c) of the ASC Disclosure Letter, (i) there are no outstanding contractual obligations of ASC, Merger Sub or any ASC Subsidiary to repurchase, redeem or otherwise acquire any shares of ASC Common Stock or any capital stock of Merger Sub or any ASC Subsidiary; (ii) each outstanding share of capital stock of each ASC Subsidiary is duly authorized, validly issued, fully paid, nonassessable and not subject to preemptive rights and each such share owned by ASC or an ASC Subsidiary is free and clear of all Liens; and (iii) there are no outstanding material contractual obligations of ASC, Merger Sub or any ASC Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any ASC Subsidiary that is not wholly owned by ASC or in any other person.

    (d) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the "SUB COMMON STOCK"). All of the issued and outstanding shares of Sub Common Stock are owned directly by ASC and are duly authorized, validly issued, fully paid and nonassessable.

    SECTION 4.4  AUTHORITY.

    (a) Each of ASC and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject only to (i) the adoption and approval of this Agreement and approval of the transactions contemplated by this Agreement and the ASC Voting/Recapitalization Agreement (including the issuances of ASC Common Stock and New ASC Series A Preferred Stock in connection with such transactions) by holders of a majority of the outstanding shares of ASC Common Stock (including those issuable upon conversion of ASC Class A Common Stock, ASC Series A Preferred Stock or ASC Series B Preferred Stock, voting on an as-converted basis), (ii) the adoption and approval of the amendments to the certificate of incorporation and bylaws of ASC as provided in Sections 1.6 and 1.8 of this Merger Agreement and Section 3.6(a) of the ASC Voting/Recapitalization Agreement by holders of a majority of the outstanding shares of ASC Common Stock (including those issuable upon conversion of ASC Class A Common Stock, ASC Series A Preferred Stock or ASC Series B Preferred Stock, voting on an as-converted basis) (iii) the adoption and approval of the amendments to the certificate of incorporation and bylaws of ASC as provided in Sections 1.6 and 1.8 of this Merger Agreement and Section 3.6(a) of the ASC Voting/Recapitalization Agreement and approval of the transactions contemplated by the ASC Voting/Recapitalization Agreement by holders of a majority of the outstanding shares of ASC Series A Preferred Stock (voting as a single class), (iv) the adoption and approval of the amendments to the certificate of incorporation and bylaws of ASC as provided in Sections 1.6 and
1.8 of this Merger Agreement and Section 3.6(a) of the ASC Voting/ Recapitalization Agreement and the transactions contemplated by the ASC Voting/Recapitalization Agreement by holders of a majority of the outstanding shares of ASC Series B Preferred Stock (voting as a single class) and (v) the election of ASC directors as required by the ASC Voting/ Recapitalization Agreement (the proposals described in (i)-(v) above, the "ASC PROPOSALS", and the affirmative votes described in (i)-(v) above, the "REQUISITE ASC VOTE"), to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement to be consummated by each of ASC and Merger Sub. The execution and delivery of this Agreement by each of ASC and Merger Sub and the consummation by each of ASC and Merger Sub of such transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of ASC, any ASC Subsidiary or Merger Sub are necessary to authorize this Agreement or to consummate such transactions, other than approval of the ASC Proposals by the Requisite ASC Vote. This Agreement has been duly authorized and validly executed and delivered by each of ASC and Merger Sub and constitutes a legal, valid and binding obligation of each of ASC and Merger Sub, enforceable against each of ASC and Merger Sub in accordance with its terms.

    (b) The Board of Directors of ASC (i) has unanimously adopted the plan of merger set forth in this Agreement and approved this Agreement and the other transactions contemplated by this Agreement and (ii) has declared that the Merger and this Agreement and the other transactions contemplated by this Agreement are advisable and in the best interests of ASC and the holders of ASC Common Stock.

    SECTION 4.5  NO CONFLICTS.

    (a) Except as set forth in Section 4.5(a) of the ASC Disclosure Letter, the execution and delivery of this Agreement by ASC and Merger Sub do not, and the performance of this Agreement by each of ASC and Merger Sub will not:

        (i) conflict with or violate any provision of ASC's certificate of incorporation or bylaws or any comparable organizational documents of any ASC Subsidiary;

        (ii) assuming that all consents, approvals, authorizations and other actions set forth in Section 4.6 have been obtained and all filings, applications and obligations set forth in Section 4.6 have been made, conflict with or violate any Law applicable to ASC, Merger Sub or any ASC Subsidiary or by which any property or asset of ASC, Merger Sub or any ASC Subsidiary is or may be bound or affected, except for any such conflicts or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC; or

        (iii) result in any breach of or constitute a default (or an event which with or without notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of ASC, Merger Sub, or any ASC Subsidiary under, any Contract to which ASC, Merger Sub or any ASC Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected, except for any such breaches, defaults or other occurrences which, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    (b) Section 4.5(b) of the ASC Disclosure Letter sets forth a correct and complete list of Contracts to which ASC or any ASC Subsidiary is a party or by which any of them or their assets or properties is or may be bound or affected under which consents or waivers are or may be required prior to consummation of or as a result of the transactions contemplated by this Agreement in order to avoid any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of any such Contract, or result in the creation of a Lien or other Encumbrance on any property or asset of ASC or any ASC Subsidiary, which default, termination, amendment, acceleration, Lien or Encumbrance could reasonably be expected to have a Material Adverse Effect on ASC.

    SECTION 4.6  REQUIRED FILINGS AND CONSENTS.  Except as set forth in
Section 4.6 of the ASC Disclosure Letter, the execution and delivery of this Agreement by ASC and Merger Sub do not, and the performance of this Agreement by ASC and Merger Sub will not, require any consent, approval,

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authorization or permit of, or filing with or notification to, any Governmental
Entity except (i) for applicable requirements of the Exchange Act, applicable requirements of the Securities Act, applicable requirements of Blue Sky Laws, the rules and regulations of the NYSE, applicable requirements of Takeover Statutes, applicable state environmental statutes, the pre-merger notification requirements of the HSR Act, (ii) for the filing of the Certificate of Merger as required by the DGCL and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    SECTION 4.7  PERMITS; COMPLIANCE WITH LAW.  Except as set forth in
Section 4.7 of the ASC Disclosure Letter, each of ASC and the ASC Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for ASC or any ASC Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted, including, without limitation, the U.S. Forest Service Permits (collectively, the "ASC PERMITS"), except where the failure to have any of the ASC Permits, individually or in the aggregate, has not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC, and, as of the date of this Agreement, no suspension or cancellation of any of ASC Permits is pending or, to the knowledge of ASC, threatened, except where the failure to have, or the suspension or cancellation of, any of ASC Permits, individually or in the aggregate, has not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC. Neither ASC nor any ASC Subsidiary is in conflict with, or in default or violation of, (i) any Law applicable to ASC or any ASC Subsidiary or by which any property or asset of ASC or any ASC Subsidiary is or may be bound or affected or (ii) any ASC Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    SECTION 4.8  SEC FILINGS; FINANCIAL STATEMENTS.

    (a) ASC has filed all forms, reports, schedules, statements and other documents (including all exhibits, annexes, supplements and amendments to such documents) required to be filed by it under the Exchange Act and the Securities Act since September 1, 1998 through the date of this Agreement (collectively, as amended and supplemented to date, the "ASC SEC REPORTS") and ASC has made available to MeriStar each ASC SEC Report. The ASC SEC Reports, including any financial statements or schedules included or incorporated therein by reference, at the time they were filed and all forms, reports, schedules, statements and other documents filed with the SEC after the date of this Agreement and prior to the Effective Time, at the time they will be filed, (i) complied or will comply, as the case may be, in all material respects, with the requirements of the Exchange Act or the Securities Act or both, as the case may be, applicable to those ASC SEC Reports and (ii) did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary in order to make the statements made in those ASC SEC Reports, in the light of the circumstances under which they were made, not misleading. No ASC Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any documents with the SEC or any national securities exchange or quotation service or comparable Governmental Entity.

    (b) Each of the consolidated balance sheets included in or incorporated by reference into the ASC SEC Reports and in any form, report or document filed after the date of this Agreement and prior to the Effective Time (including in each case, the related notes and schedules) fairly presented or will present, as the case may be, in all material respects, the consolidated financial position of ASC as of the dates set forth in those consolidated balance sheets in accordance with GAAP. Each of the consolidated statements of income and of cash flows included in or incorporated by reference into the ASC SEC Reports and in any form, report or document filed after the date of this Agreement and

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prior to the Effective Time (including in each case, any related notes and schedules) fairly presented or will present as the case may be, in all material respects, the consolidated results of operations and cash flows, as the case may be, of ASC and the consolidated ASC Subsidiaries for the periods set forth in those consolidated statements of income and of cash flows (subject, in the case of unaudited quarterly statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) consistently applied throughout the periods indicated. All of such balance sheets and statements complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

    (c) Except as and to the extent set forth on the consolidated balance sheet of ASC and the consolidated ASC Subsidiaries as of July 30, 2000 including the related notes, neither ASC nor any ASC Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in the related notes prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since July 30, 2000 that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    SECTION 4.9  ABSENCE OF CERTAIN CHANGES OR EVENTS.

    (a)  Except as (i) set forth in Section 4.9(a) of the ASC Disclosure Letter,
(ii) disclosed in the ASC SEC Reports filed with the SEC since July 30, 2000 and which have been filed and are publicly available prior to the date of this Agreement (the "ASC FILED SEC REPORTS") or (iii) permitted pursuant to
Section 5.2, since July 30, 2000, (A) ASC, Merger Sub and the ASC Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (B) there has not been any Material Adverse Effect on ASC and (C) there has not been:

        (i) any damage, destruction or other casualty loss with respect to any asset or property owned, leased or otherwise used by it or any ASC Subsidiaries, whether or not covered by insurance, which damage, destruction or loss, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on ASC;

        (ii) any material change by ASC in its or any ASC Subsidiary's accounting methods, principles or practices except as a result of changes in GAAP;

        (iii) any declaration, setting aside or payment of any dividend or distribution in respect of ASC Shares or any redemption, purchase or other acquisition of any of ASC's securities;

        (iv) any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of ASC or any ASC Subsidiary except in the ordinary course of business consistent with past practice or except as required by applicable Law;

        (v) (A) any incurrence or assumption by ASC or any ASC Subsidiary of any indebtedness for borrowed money or (B) any guarantee, endorsement or other incurrence or assumption of material liability (whether directly, contingently or otherwise) by ASC or any ASC Subsidiary for the obligations of any other person (other than any wholly-owned ASC Subsidiary), other than in the ordinary course of business consistent with past practice and individually not in excess of $250,000;

        (vi) any creation or assumption by ASC or any ASC Subsidiary of any Lien on any material asset of ASC or any ASC Subsidiary, other than in the ordinary course of business, consistent with past practice;

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        (vii) any making of any loan, advance or capital contribution to or investment in any person by ASC or any ASC Subsidiary (other than to ASC or an ASC Subsidiary), other than in the ordinary course of business, consistent with past practice and individually not in excess of $250,000; or

        (viii) (A) any contract or agreement entered into by ASC or any ASC Subsidiary relating to any material acquisition or disposition of any assets or business or (B) any modification, amendment, assignment or termination of or relinquishment by ASC or any ASC Subsidiary of any rights under any Contract (including any insurance policy naming it as a beneficiary or a loss payable payee) that has resulted or could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on ASC other than transactions, commitments, contracts or agreements in the ordinary course of business consistent with past practice or those contemplated by this Agreement.

    SECTION 4.10  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

    (a) Each employee benefit plan, program and arrangement, and each employment, termination, severance or other contract or agreement, to which ASC or any of the ASC Subsidiaries is a party, with respect to which ASC or any of the ASC Subsidiaries has any obligation or which are maintained, contributed to or sponsored by ASC or any of the ASC Subsidiaries for the benefit of any current or former employee, officer or director of ASC or any of the ASC subsidiaries under which plan, program, arrangement, contract or agreement total payments of more than $100,000 may be required to be made by ASC or an ASC Subsidiary (collectively, the "ASC BENEFIT PLANS") are listed on
Section 4.10(a) of the ASC Disclosure Letter. Except for those matters listed on
Section 4.10(a) of the ASC Disclosure Letter and such matters as, individually or in the aggregate, have not and could not reasonably be expected to result in a Material Adverse Effect on ASC:

        (i) to the knowledge of ASC, each ASC Benefit Plan and any related trust intended to be qualified under Sections 401(a) and 501(a) of the Code has received a favorable determination letter from the IRS that it is so qualified, and to the knowledge of ASC, nothing has occurred since the date of such letter that could materially adversely affect the qualified status of such ASC Benefit Plan or related trust;

        (ii) to the knowledge of ASC, each ASC Benefit Plan has been operated in accordance with the terms and requirements of applicable Law, and all required returns and filings for each ASC Benefit Plan have been timely made;

        (iii) to the knowledge of ASC, neither ASC nor any of the ASC Subsidiaries has incurred any direct or indirect liability under, arising out of or by operation of ERISA in connection with any ASC Benefit Plan or other retirement plan or arrangement, and to the knowledge of ASC, no fact or event exists that could reasonably be expected to give rise to any such liability;

        (iv) to the knowledge of ASC, all contributions due and payable on or before the date hereof in respect of each ASC Benefit Plan have been made in full and in proper form;

        (v) to the knowledge of ASC, neither ASC nor any of the ASC Subsidiaries has ever sponsored or been obligated to contribute to any "multiemployer plan" (as defined in Section 3(37) of ERISA), "multiple employer plan" (as defined in Section 413 of the Code) or "defined benefit plan" (as defined in
    Section 3(35) of ERISA);

        (vi) except as otherwise required under ERISA, the Code and applicable Law, to the knowledge of ASC, no ASC Benefit Plan currently or previously maintained by ASC or any of the ASC Subsidiaries provides any post-retirement health or life insurance benefits in the future;

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
        (vii) to the knowledge of ASC, all reporting and disclosure obligations imposed under ERISA and the Code have been satisfied with respect to each ASC Benefit Plan; and

        (viii) to the knowledge of ASC, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in the payment of separation, severance, termination, "golden parachute" or similar-type benefits to any person, (B) materially increase any benefits otherwise payable under any ASC Benefit Plan or otherwise, (C) result in any acceleration of the time of payment or vesting of any material benefits, (D) trigger a requirement for funding or the acceleration of funding of any material benefits or (E) commence a period during which a subsequent termination of employment by an employee of ASC or any ASC Subsidiary will entitle such employee to benefits in excess of what would otherwise have been required in the absence of the transactions contemplated hereby. No benefit or amount payable or that may become payable by ASC or any of the ASC Subsidiaries as a result of any transaction contemplated by this Agreement will constitute an "excess parachute payment," within the meaning of Section 280G of the Code, which is or may be subject to the imposition of any excise tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code.

    (b) To the knowledge of ASC, each ASC Benefit Plan is in writing, and ASC has made available to MeriStar a complete and accurate copy of each ASC Benefit Plan and a complete and accurate copy of each material document prepared in connection with each such ASC Benefit Plan, including without limitation, a copy of (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modification, (iii) the most recently filed IRS Form 5500, (iv) the most recently received IRS determination letter for each such Plan, and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan.

    (c) Except as set forth in Section 4.10(c) of the ASC Disclosure Letter, to the knowledge of ASC, neither ASC nor any of the ASC Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or other labor union organization. ASC has made available true, correct and complete copies of all such agreements to MeriStar. Except as set forth in Section 4.10(c) of the ASC Disclosure Letter and except as individually or in the aggregate, has not resulted and would not reasonably be expected to result, in a Material Adverse Effect on ASC,
(A) currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect ASC or any ASC Subsidiary; (B) there are no controversies, strikes, slowdowns or work stoppages pending or, to the best knowledge of ASC, after due inquiry, threatened between ASC or any of the ASC Subsidiaries and any of their respective employees, and neither ASC nor any of the ASC Subsidiaries has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (C) neither ASC or any of the ASC Subsidiaries has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract and there are no grievances outstanding against ASC or any ASC Subsidiary under any such agreement or contract; and (D) there are no unfair labor practice complaints pending against ASC or any of the ASC Subsidiaries before the National Labor Relations Board or any other Governmental Entity or any current union representation questions involving employees of ASC or any of the ASC Subsidiaries.

    SECTION 4.11 TAX MATTERS. Neither ASC nor Merger Sub, nor to the knowledge of ASC, any of ASC's affiliates has taken or agreed to take any action, nor is ASC aware of any agreement, plan or other circumstance, that would or would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Code.

    SECTION 4.12 CONTRACTS; DEBT INSTRUMENTS. Except for the Contracts set forth in Section 4.12 of the ASC Disclosure Letter, true, correct and complete copies of which have been made available to MeriStar, there is no Contract that is material to the business, financial condition or results of

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operations of ASC and the ASC Subsidiaries taken as a whole. Each of the
Contracts to which ASC or an ASC Subsidiary is a party or by which it or any of its properties or assets is or may be bound or affected, constitutes a valid and legally binding obligation of ASC or such ASC Subsidiary and of the other parties thereto, enforceable in accordance with its terms, and is in full force and effect, except to the extent the failure to be so valid, binding or enforceable, individually or in the aggregate, has not and could not reasonably be expected to result in a Material Adverse Effect on ASC. Except as set forth in Section 4.12 of the ASC Disclosure Letter, neither ASC nor any ASC Subsidiary, nor to ASC's knowledge, any other person, is in violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which ASC or any ASC Subsidiary is a party or by which it or any of its properties or assets is or may be bound or affected, except for violations or defaults that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC. Set forth in Section 4.12 of the ASC Disclosure Letter is a description of any material changes to the amount and terms of the indebtedness of ASC and the consolidated ASC Subsidiaries as described in the notes to the financial statements set forth as incorporated by reference in ASC's annual report on Form 10-K for the year ended July 30, 2000. Section 4.12 of the ASC Disclosure Letter lists, as of October 31, 2000, with respect to (i) the ASC Notes Indenture, (ii) the ASC Senior Credit Facility, (iii) the Second Amended and Restated Credit Agreement, dated as of July 31, 2000, among ASC Resort Properties, Inc. ("RESORT PROPERTIES"), Fleet and the lenders thereunder (the "RESORTS CREDIT FACILITY"), (v) the Loan and Security Agreement among GSRP, Textron Financial Corporation and the lenders thereunder, dated September 1, 1998 and amended on June 24, 1999 and April 5, 1999 (as amended, the "TEXTRON FACILITY" and (vi) the Statement of Intention and Additional Special Financing Agreement, dated July 25, 2000, between GSRP and Textron Financial Corporation (the "ASC SUBORDINATED LOAN FACILITY" and, together with the ASC Senior Credit Facility, the Resorts Credit Facility and the Textron Facility, the "ASC CREDIT AGREEMENTS"): (x) the size and types of credit facilities available under each,
(y) the principal amounts drawn under each such credit facility and (z) the principal amounts available to be drawn under each such credit facility.

    SECTION 4.13 LITIGATION. Except as set forth in Section 4.13 of the ASC Disclosure Letter, and except as disclosed in ASC Filed SEC Reports, there is no uninsured Claim pending or, to the knowledge of ASC, threatened against ASC or any ASC Subsidiary before any Governmental Entity that, if adversely determined, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on ASC. Neither ASC nor any ASC Subsidiary is subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, has resulted or could reasonably be expected to result in a Material Adverse Effect on ASC.

    SECTION 4.14 ENVIRONMENTAL MATTERS. Except as has not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC and as set forth in Section 4.14 of the ASC Disclosure Letter or as disclosed in ASC Filed SEC Reports:

    (a) ASC and the ASC Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all necessary Environmental Permits under those Environmental Laws and (iii) are in compliance with their respective Environmental Permits;

    (b) neither ASC nor any ASC Subsidiary has received any written requests for information, or been notified in writing that it is a potentially responsible party, under CERCLA, or any similar Law of any state, locality or any other jurisdiction;

    (c) neither ASC nor any ASC Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of hazardous materials and, to the knowledge of ASC, no investigation, litigation or other proceeding is pending or threatened with respect thereto, and no condition exists on any property

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currently or formerly owned or operated by ASC that is reasonably likely to lead to such investigation, litigation or proceeding;

    (d) none of the real property currently or formerly owned or leased by ASC or any ASC Subsidiary is listed or, to the knowledge of ASC, proposed for listing on the "National Priorities List" under CERCLA, as updated through the date of this Agreement, or any similar list of sites in the United States or any other jurisdiction requiring investigation or cleanup; and

    (e) MeriStar has been provided access to all material reports in ASC's possession or control assessing the environmental condition of ASC's current and former owned properties which reports are listed in Section 4.14(e) of the ASC Disclosure Letter.

    SECTION 4.15  INTELLECTUAL PROPERTY.

    (a)  DISCLOSURE.

        (i) Section 4.15(a)(i) of the ASC Disclosure Letter sets forth all United States and foreign: (i) patents and patent applications,
    (ii) trademarks, trade names, brand names and corporate names, and all service marks, registrations and applications thereof, (iii) Internet domain name registrations and applications and (iv) copyright registrations and applications owned or licensed by ASC or the ASC Subsidiaries, in each case described in clauses (i) through (iv), that are material to the business and operations of ASC or the ASC Subsidiaries as presently conducted, specifying as to each item, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

        (ii) Section 4.15(a)(ii) of the ASC Disclosure Letter sets forth all material IP Licenses under which any of ASC or the ASC Subsidiaries is a licensor or licensee or otherwise is authorized to use or practice any Intellectual Property.

        (iii) Except as set forth in Section 4.15(a)(iii) of the ASC Disclosure Letter, there are no material Proposed Intellectual Property Agreements currently in negotiation or proposed by ASC or the ASC Subsidiaries.

    (b) OWNERSHIP. Except as set forth in Section 4.15(b) of the ASC Disclosure Letter, ASC or the ASC Subsidiaries own, free and clear of all Liens, and have the unrestricted right to use, sell, or license, all Intellectual Property, except where the failure to so own or have such right, individually or in the aggregate, has not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    (c) CLAIMS. Except as set forth in Section 4.15(c) of the ASC Disclosure Letter, neither ASC nor any of the ASC Subsidiaries has been, during the three years preceding the date of this Agreement, a party to any Claim, nor, to the knowledge of MeriStar, is any Claim threatened, that challenges the validity, enforceability, ownership, or right to use, sell, or license any Intellectual Property, except for Claims that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC. To the knowledge of ASC, no third party is infringing upon any Intellectual Property, except for infringements that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    (d) ADMINISTRATION AND ENFORCEMENT. ASC and the ASC Subsidiaries have taken all necessary and desirable actions to maintain and protect each item of Intellectual Property owned by ASC, except for failures to take such actions that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

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    (e)  PROTECTION OF TRADE SECRETS AND TECHNOLOGY.  ASC and the ASC
Subsidiaries have taken all reasonable precautions to protect the secrecy, confidentiality, and value of its trade secrets and the proprietary nature and value of the Technology, except for failures to take such precautions that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    (f) EFFECT OF TRANSACTION. Neither ASC nor any of the ASC Subsidiaries is, nor, as a result of the execution and delivery of this Agreement or its performance of its obligations hereunder, will be, in violation of any agreement relating to any Intellectual Property, except for violation that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on ASC. After the completion of the transactions contemplated by this Agreement, ASC and the ASC Subsidiaries will own all right, title, and interest in and to or have a license to use all Intellectual Property on identical terms and conditions as ASC and the ASC Subsidiaries enjoyed immediately prior to such transactions, except for failures to own or have available for use that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC.

    SECTION 4.16 TAXES. Except as set forth in Section 4.16 of the ASC Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on ASC:

    (a) ASC and each ASC Subsidiary has timely filed in accordance with applicable law all Tax Returns required to be filed by or with respect to it, its operations and assets, and has paid or caused to be paid all Taxes required to be paid. All Tax Returns filed by ASC or any ASC Subsidiary with respect to Taxes were prepared in compliance with all applicable laws and regulations and were true, complete, and correct in all respects as of the date on which they were filed or as subsequently amended to the date hereof. Complete copies of federal, state, local, and foreign Tax Returns of ASC and each ASC Subsidiary for each of the years ended 1999 and 1998 have heretofore been delivered or made available to MeriStar. Prior to the date hereof, ASC has provided to MeriStar copies of all revenue agents' reports and other written assertions of deficiencies or other liabilities for Taxes of ASC and each ASC Subsidiary with respect to past periods for which the applicable statute of limitations has not expired.

    (b) ASC and each ASC Subsidiary has timely paid all Taxes for which a notice of, or assessment or demand for, payment has been received or which are otherwise due and payable with respect to ASC or any ASC Subsidiary, its operations and assets (in each case, whether or not shown on any Tax Return), except for Taxes that are being contested in good faith by appropriate proceedings (all of which are disclosed on Section 4.16(b) of the ASC Disclosure Letter) and for payment of which Taxes adequate reserves will have been set up as of the Closing Date.

    (c) ASC and each of the ASC Subsidiaries has complied with all applicable law, rules, and regulations relating to the withholding of Taxes and has timely collected or withheld and paid over to the proper governmental authorities all amounts required to be so collected or withheld and paid over for all prior periods under all applicable laws.

    (d) There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitations for the assessment or collection of Taxes with respect to any Tax Return that relates to ASC or any ASC Subsidiary, which waivers or extensions currently are in effect, and no request for any such waiver or extension is currently pending.

    (e) There are no Tax rulings, request for rulings, or closing agreements relating to ASC or any ASC Subsidiary which could affect its liability for Taxes for any period after the Closing Date.

    (f) No action, suit, proceeding, investigation, audit, claim, or assessment is presently pending or, to the knowledge of ASC, proposed with regard to any Taxes that relate to ASC or any ASC Subsidiary

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for which ASC would or could be liable. There are no requests from any taxing authority for information or with respect to Taxes of ASC or the ASC Subsidiaries. Neither ASC nor the ASC Subsidiaries has any knowledge or any fact or condition that, if known to any taxing authority having jurisdiction, would likely result in the issuance of a notice of proposed deficiency or similar notice of intention to assess Taxes against ASC or the ASC Subsidiaries, and no issue has arisen in any examination of ASC or the ASC Subsidiaries by any taxing authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld.

    (g) Neither ASC nor any of the ASC Subsidiaries (i) has agreed to or is required to make any adjustment pursuant to Section 481 of the Code (or any predecessor or similar provision of other laws or regulations) by reason of a change in accounting method or otherwise; (ii) has knowledge that any taxing authority has proposed any such adjustment or change which proposal is currently pending; or (iii) has an application pending with any taxing authority requesting permission for any change in accounting methods that relates to its business and operations.

    (h) Neither ASC nor any ASC Subsidiary (i) is a party to, is bound by, or has any obligation under, any Tax sharing agreement or similar contract,
(ii) has any current or potential contractual obligation to indemnify any other person with respect to Taxes, or (iii) has any obligation to make distributions in respect of Taxes.

    (i) No Taxes are delinquent or constitute a lien against ASC or any ASC Subsidiary, except with respect to Taxes being contested in good faith by appropriate proceedings (all of which are disclosed on Section 4.16(i) of the ASC Disclosure Letter) and for payment of which Taxes adequate reserves have been established.

    (j) There is no contract, agreement, plan, or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by ASC or MeriStar by reason of
Section 280G of the Code.

    (k) The unused "net operating losses" (as defined in Section 172 of the Code) of ASC and each ASC Subsidiary (the years which all such net operating losses arose and will expire being set forth on Section 4.16(k) of the ASC Disclosure Letter) are not subject to any limitations under Sections 382 or 384 of the Code, except for those limitations which are set forth in
Section 4.16(k) of the ASC Disclosure Letter.

    (l) No property of ASC or any ASC Subsidiary is "tax-exempt use property" within the meaning of Section 168 of the Code.

    SECTION 4.17  NON-COMPETITION AGREEMENTS.  Except as set forth in
Section 4.17 of the ASC Disclosure Letter, neither ASC nor any ASC Subsidiary is a party to any Contract which purports to restrict or prohibit in any material respect ASC and the ASC Subsidiaries collectively from, directly or indirectly, engaging in any business currently engaged in by ASC, any ASC Subsidiary or any other persons affiliated with ASC. None of ASC's officers, directors or key employees is a party to any agreement which, by virtue of such person's relationship with ASC, restricts in any material respect ASC or any ASC Subsidiary or affiliate of either of them from, directly or indirectly, engaging in any of the businesses described above. For purposes of this Section 4.17, the term "material" shall mean any prohibition that is material to the business and operations of ASC and the ASC Subsidiaries taken as a whole.

    SECTION 4.18  AGREEMENTS WITH REGULATORY AGENCIES.  Except as set forth in
Section 4.18 of the ASC Disclosure Letter, neither ASC nor any ASC Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted

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any board resolutions at the request of (each, whether or not listed in
Section 4.18 of the ASC Disclosure Letter, a "ASC REGULATORY AGREEMENT"), any Governmental Entity that restricts the conduct of its business (except for restrictions in environmental or land use permits or approvals issued in the ordinary course of the operation of the business of ASC and the ASC Subsidiaries, that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect on ASC) any ASC Regulatory Agreements that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a Material Adverse Effect on ASC. Neither ASC nor any ASC Subsidiary has been advised by any Governmental Entity that such Governmental Entity is considering issuing or requesting any ASC Regulatory Agreement, except for any such proposed ASC Regulatory Agreements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on ASC.

    SECTION 4.19 OPINION OF FINANCIAL ADVISOR. Donaldson, Lufkin & Jenrette Securities Corporation (the "ASC FINANCIAL ADVISOR") has delivered to the Board of Directors of ASC its oral opinion to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to ASC from a financial point of view, which opinion was or will promptly after the date of this Agreement be confirmed in writing and accompanied by an authorization to include a copy of such opinion in the Proxy Materials. ASC has delivered or will, promptly after receipt of that written opinion, deliver a signed copy of such written opinion to MeriStar.

    SECTION 4.20 BROKERS. No broker, finder or investment banker other than the ASC Financial Advisor is entitled to any brokerage, finder's or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of ASC, Merger Sub or any of the ASC Subsidiaries or their affiliates. Prior to the date of this Agreement, ASC has made available to MeriStar a complete and correct copy of all agreements between ASC or any of the ASC Subsidiaries or their affiliates and the ASC Financial Advisor under which the ASC Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

    SECTION 4.21 CERTAIN STATUTES. The Board of Directors of ASC has taken or will take all appropriate and necessary actions to ensure that the restrictions on business combinations in Section 203 of the DGCL will not have any effect on the Merger or the other transactions contemplated by this Agreement. No Takeover Statute is, as of the date of this Agreement, applicable to the Merger or such other transactions.

    SECTION 4.22 INFORMATION. None of the information to be supplied by ASC, Merger Sub or any ASC Subsidiary for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement not misleading in light of the circumstances under which they were made, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement, at the time of the mailing of the Proxy Statement and any amendments of or supplements to the Proxy Statement and at the time of the MeriStar Stockholders Meeting and the ASC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to MeriStar or the MeriStar Subsidiaries or affiliates of MeriStar) and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively.

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    SECTION 4.23  VOTE REQUIRED.  The Requisite ASC Vote is the only vote of the holders of any class or series of ASC's capital stock necessary (under the rules and regulations of the NYSE, ASC Charter Documents, the DGCL, other applicable Law or otherwise) to approve this Agreement, the issuance of ASC Common Stock in the Merger or the other transactions contemplated by this Agreement.

    SECTION 4.24 INTERIM OPERATIONS OF MERGER SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

    SECTION 4.25  PROPERTIES.

    (a) Section 4.25(a) of the ASC Disclosure Letter sets forth a complete and accurate list and the address or description of all material real property interests owned by ASC and the ASC Subsidiaries ("OWNED REAL PROPERTY").
Section 4.25(a) of the ASC Disclosure Letter sets forth a complete and accurate list of all leases ("ASC LEASES") relating to real property to which ASC or any ASC Subsidiary is a party as a lessee and each amendment thereto that provide for annual payments in excess of $50,000 ("LEASED REAL PROPERTY"). All such leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) that, individually or in the aggregate, has had and could reasonably be expected to have a Material Adverse Effect on ASC.

    (b) Except as set forth in Section 4.25(b)(i) of the ASC Disclosure Letter each of ASC and the ASC Subsidiaries has good and marketable fee title to the Owned Real Property, good and valid leasehold interests in the Leased Real Property and good and valid title to all of its other material tangible properties and assets, real, personal and mixed, used or held for use in, or which are necessary to conduct, the respective business of ASC and each ASC Subsidiary as currently conducted, including the Development Activities, in each case, which title is free and clear of any Encumbrances except for
(i) Encumbrances permitted under the ASC Senior Credit Facility, the Resorts Credit Facility, the Textron Facility or the ASC Subordinated Loan Facility and
(ii) Encumbrances that, individually or in the aggregate, have not had or could reasonably not be expected to have a Material Adverse Effect on ASC. For purposes of the Agreement, "DEVELOPMENT ACTIVITIES" means the real estate development activities currently in progress or contemplated by ASC and as set forth in Section 4.25(b)(ii) of the ASC Disclosure Letter.

    (c) Section 4.25(c) of the ASC Disclosure Letter lists all properties (the "U.S. FOREST SERVICE PROPERTIES") used by ASC pursuant to U.S. Forest Service Permits (the "U.S. FOREST SERVICE PERMITS") to which ASC or any ASC Subsidiary is a party.

    (d) Except as set forth in Section 4.25(d) or Section 4.25(k) of the ASC Disclosure Letter, all of the material land, buildings, structures and other improvements used by ASC and the ASC Subsidiaries in the conduct of their businesses, including the Development Activities (collectively, the "IMPROVEMENTS"), are included in the Owned Real Property, the U.S. Forest Service Properties and the Leased Real Property or property leased by ASC or the ASC Subsidiaries under leases with annual payments of less than $50,000 (collectively, the "REAL PROPERTY").

    (e) Section 4.25(e) of the ASC Disclosure Letter sets forth all material leases, subleases, licenses, time-share and other agreements (collectively, the "SPACE LEASES") granting to any person or entity other than ASC or any ASC Subsidiary any right to the possession, use, occupancy or enjoyment of the Real Property or any portion thereof other than in an Interval (as defined below). Each Space Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by the tenant or occupant thereunder (the "SPACE TENANT") are current, no notice of default or termination under any Space Lease is outstanding, no termination event or condition or uncured default on the part of ASC or any ASC Subsidiary or, to the knowledge of ASC, the Space Tenant, exists under any Space Lease, and no event has occurred and no condition exists that, with the giving of notice or the lapse of time, or both, would constitute such a default or termination event or condition, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (f) To the knowledge of ASC, all components of all Improvements are in good operating condition and repair, subject to continued repair and replacement in accordance with past practice, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (g) Neither ASC nor any ASC Subsidiary has received notice of and, to the knowledge of ASC, there is no pending, threatened or contemplated condemnation proceeding affecting the Real Property or any part thereof, nor any sale or other disposition of the Real Property or any part thereof in lieu of condemnation. Since July 30, 2000, no portion of the Real Property has suffered any material damage by fire or other casualty that has not heretofore been completely repaired and restored, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (h) Section 4.25(h) of the ASC Disclosure Letter lists as of July 30, 2000, all current material master plans, government and public-private plans (such as municipal utility districts or levy improvement districts) and development agreements concerning the Development Activities ("PROJECT PLANS"). ASC (or the applicable ASC Subsidiary) is in compliance with all obligations required to be performed on or prior to the date hereof under the Project Plans, except for such non-compliance as is set forth in Section 4.25(h) of the ASC Disclosure Letter or as except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC. ASC and the ASC Subsidiaries are in possession of all ASC Permits necessary for the completion of the Development Activities which are currently under construction, except where the failure to have obtained such ASC Permits, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC. ASC has no reason to believe that it will not be able to obtain any other ASC Permit necessary for the performance and completion of the Development Activities, except where the failure to obtain such ASC Permits, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on ASC.

    (i) Except as set forth in Section 4.25(i) of the ASC Disclosure Letter, the land for each Development Activity at each Resort (as defined below) has been zoned for its intended use in accordance with its Project Plan and applicable law and all requirements for that zoning have been met pursuant to any schedule established under such Project Plan, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on ASC. Except as set forth in Section 4.25(i) of the ASC Disclosure Letter, the land for each Development Activity has been subdivided for its intended use in accordance with its Project Plan and each subdivided plot constitutes its own separate tax lot, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC. Except as set forth in Section 4.25(i) of the ASC Disclosure Letter, all material archeological, soil, geotechnical, traffic, environmental and similar studies necessary in connection with the Development Activities have been completed and to the knowledge of ASC reveal no facts or conditions which, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on the Development Activities.

    (j) Except as set forth in Section 4.25(j) of the ASC Disclosure Letter, no Governmental Entity or board has requested (and continues to request) or required (or, to the knowledge of ASC, is expected to require in order to obtain future approvals) that additional material public or quasi-public facilities be constructed or material monies or property be contributed as a condition to the

Development Activities or in connection with any Resort ("DEVELOPMENT FEES"). Except as set forth in Section 4.25(j) of the ASC Disclosure Letter, there are no payments, material performance bonds, letters of credit or completion guarantees for the benefit of any governmental agency which are currently outstanding or which will be required to be funded within the next five years in relation to the Development Activities.

    (k) To the knowledge of ASC, Section 4.25(k) of the ASC Disclosure Letter lists all material regulatory processes necessary to (i) complete the Development Activities as contemplated under the Project Plans and (ii) bring the Development Activities to full entitlement status.

    (l) To the knowledge of ASC, Section 4.25(l) of the ASC Disclosure Letter lists all material easements, rights-of-way and licenses which must be granted to or obtained from third parties in order to complete those Development Activities scheduled for completion within five years from the date of this Agreement.

    (m) Section 4.25(m) of the ASC Disclosure Letter sets forth the budget for each Development Activity as to which construction has commenced, which budget requirements are ASC's good faith estimate of all costs to be incurred in connection with such construction. Except as set forth in Section 4.25(m) of the ASC Disclosure Letter, there are sufficient loan proceeds available to ASC or the ASC Subsidiaries under the Textron Facility and the ASC Subordinated Loan Facility to complete such construction.

    (n) ASC has made available to MeriStar or its representatives copies of the ASC Leases, the Space Leases, the U.S. Forest Service Permits and the Project Plans that are true, correct and complete in all material respects.

    SECTION 4.26  CONDOMINIUM ASSOCIATIONS; TIME SHARE ARRANGEMENTS.

    (a) Except as disclosed on Section 4.26(a) of the ASC Disclosure Letter, ASC and the ASC Subsidiaries have complied in all material respects with
(i) the Interstate Land Sales Act and the applicable state land sales disclosure acts; (ii) all applicable state condominium and time share statutes, rules, and regulations, including those governing the administration and operation of owners' associations and those requiring the registration of the timeshare interests or quarter share interests in the Resorts ("INTERVALS") or the units in the Resorts ("UNITS") in the states in which the Resorts are located, marketed or sold; (iii) Section 5 of the Federal Trade Commission Act;
(iv) with respect to the Development Activities, the Americans with Disabilities Act and the applicable state laws regarding same; (v) state and federal fair housing acts (except for accessibility requirements); (vi) all applicable real estate sales, licensing, disclosure, reporting, and escrow laws; and (vii) all amendments to the rules and regulations promulgated under the foregoing, in each case except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (b) ASC and the ASC Subsidiaries market and sell Intervals and Units in a manner such that prospective purchasers (the "PROSPECTIVE PURCHASERS") (i) are not required to participate in any rental management program operated by ASC or any ASC Subsidiary; (ii) are induced to purchase Intervals or Units for vacation use and not as an investment or with an expectation of profit or capital appreciation; (iii) have received no inducement or promise regarding the ability of the Prospective Purchasers or anyone else to rent the Intervals or Units;
(iv) are informed upon their inquiry that there are readily available rental management sources other than ASC or any ASC Subsidiary, in each case, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (c) Except as set forth in Section 4.26(c) of the ASC Disclosure Letter, to the knowledge of ASC, there exist no facts giving rise to any right of consumer rescission with regard to any contract to sell or

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
closed sale of any Interval or Unit, whether because of non-compliance with one or more state or federal statutes creating rescission rights in consumers under specified circumstances, or because of specific facts constituting misrepresentation or fraud with respect to any Prospective Purchaser, in each case, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (d) Except as set forth in Section 4.26(d) of the ASC Disclosure Letter, there exists no Encumbrance against any Unit or Interval or all or any portion of any Resort (including recreational activities located within such Resort), except for Encumbrances (i) that have been fully subordinated to the rights of Prospective Purchasers, (ii) will be discharged prior to delivery of title to Prospective Purchasers or (iii) that have been fully disclosed to Prospective Purchasers in any jurisdiction that permits or requires only disclosure of same or (iv) were imposed by Prospective Purchasers, in each case, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (e) For purposes of this section, the term "Resorts" shall mean (i) the Grand Summit Hotels at the following locations: (1) Steamboat, Colorado;
(2) The Canyons, Utah; (3) Killington, Vermont; (4) Mount Snow, Vermont;
(5) Attitash/Bear Peak, New Hampshire; (6) Jordan Bowl, Maine; and
(7) Heavenly, California; (ii) the Sundial Lodge at The Canyons and
(iii) Whisper Ridge at The Canyons.

    (f) All Units, amenities and recreational facilities within the Resorts that were promised to be available for use by Prospective Purchasers were in all material respects complete and available for legal occupancy or use prior to the time that closing of any contracts were completed for any Intervals or Units except as have not had and could not reasonably be expected to have a Material Adverse Effect on ASC. Each Purchaser has dedicated free and clear access to the use of all amenities and recreational facilities in accordance with the Resort Documents.

    (g) To the knowledge of ASC, all owners' associations and management companies at the Resorts are in compliance in all material respects with all applicable federal, state and local statutes, ordinances, rules, and regulations requiring the full and timely payment in all material respects of all common expenses and real estate taxes attributable to the Resorts except as have not had and would not reasonably be expected to have a Material Adverse Effect on ASC.

    (h) (i) All utilities, including sewer, water, gas, electricity, steam and telephone, necessary for the operation of the Resorts are currently available and in place in sufficient capacity at the Resorts to allow the immediate and full operation in all material respects of the Resorts with the exception of the Resorts currently under construction or where construction has not yet commenced; (ii) to the knowledge of ASC, there are no pending or threatened moratoria, injunctions or court orders in effect which would be reasonably likely to interfere with the provision of utilities to the Resorts; and
(iii) all easements necessary for the furnishing of the utilities have been obtained and duly recorded with the exception of the Resorts currently under construction, in each case, except as, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect on ASC.

    (i) To the Knowledge of ASC, each homeowners' association for each Resort which is operating has been validly formed as a non-profit corporation and is in good standing in the state in which it is incorporated except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on ASC.

    (j) The managing entity for the Resorts ("MANAGING ENTITY") has the authority to levy annual assessments to cover the costs of maintaining and operating each Resort. Each Managing Entity is solvent, and currently levied assessments on Purchasers are adequate to cover the costs of maintaining and operating the Resort and to establish and maintain a reasonable reserve for deferred maintenance

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
and capital improvements. There are no events which currently exist or could reasonably be foreseen by ASC which could give rise to a material increase in such costs. ASC has paid all developer subsidies in connection with the Resorts owing as of the Effective Date, including annual maintenance fees relating to the Units, any operating expenses relating to the Resort's clubhouse and amenities, and any amounts which ASC should, or is obligated to, contribute to the reserves of the Resort's condominium association (collectively "SUBSIDIES").

    SECTION 4.27 NO PAYMENTS TO EMPLOYEES, OFFICERS OR DIRECTORS. Except as set forth in Section 4.27 of the ASC Disclosure Letter, there are no cash or non-cash payments that will become payable to any employee, officer or director of ASC or any ASC Subsidiary as a result of the Merger or the transactions contemplated by this Agreement. Except as otherwise provided for in this Agreement or as set forth in Section 4.27 of the ASC Disclosure Letter, there is no employment or severance contract or other agreement requiring payments, cancellation of indebtedness or other obligation to be made as a result of the consummation of any of the transactions contemplated by this Agreement, with respect to any employee, officer or director of ASC or any ASC Subsidiary.

    SECTION 4.28  POTENTIAL CONFLICTS OF INTEREST.  Except as set forth in
Section 4.28 of the ASC Disclosure Letter or in the ASC SEC Reports, to the knowledge of ASC, no officer, director or affiliate of ASC or any ASC Subsidiary, and no relative or spouse of any such officer, director or affiliate: (a) owns, directly or indirectly, any interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person that is, or is engaged in business as, a competitor, lessor, lessee, supplier, distributor, sales agent or customer of, or lender to or borrower from, ASC or any of the ASC Subsidiaries; (b) owns, directly or indirectly, in whole or in part, any material tangible or intangible property that ASC or any of the ASC Subsidiaries uses in the ordinary conduct of its business; or
(c) has any cause of action or other claim whatsoever against, or owes any amount to, ASC or any of the ASC Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay, accrued benefits under the ASC Benefit Plans, and similar matters and agreements arising in the ordinary course of business.

    SECTION 4.29 REGISTRATION RIGHTS. Except as set forth in Section 4.29 of the ASC Disclosure Letter, no person has any right to require the registration of any shares of ASC Common Stock or any other securities of ASC or any ASC Subsidiary.

    SECTION 4.30 INVESTMENT COMPANY ACT OF 1940. Neither ASC nor any of the ASC Subsidiaries is, or at the Effective Time will be, required to be registered under the 1940 Act.

                                      A-40
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                                   ARTICLE V
                                   COVENANTS

    SECTION 5.1 CONDUCT OF BUSINESS OF MERISTAR. During the period from the date of this Agreement to the Effective Time, except as set forth in
Section 5.1 of the MeriStar Disclosure Letter, unless otherwise consented to in writing by either ASC or the Interim Transactions Committee: (a) MeriStar shall, and shall cause each of the MeriStar Subsidiaries to, conduct its operations only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement; and (b) MeriStar shall use, and shall cause each MeriStar Subsidiary to use, its reasonable best efforts to preserve intact the business organization of MeriStar and each of the MeriStar Subsidiaries, to keep available the services of the present officers and other key employees of MeriStar and the MeriStar Subsidiaries, and to preserve the good will of customers, suppliers and all other persons having business relationships with MeriStar and the MeriStar Subsidiaries. Without limiting the generality of the foregoing, during such period, except as set forth in
Section 5.1 of the MeriStar Disclosure Letter, MeriStar shall not, and shall not permit any MeriStar Subsidiary to, without the prior written consent of either ASC or the Interim Transactions Committee:

        (a) except as required by applicable Law or to effect the transactions contemplated hereby, adopt any amendment to the certificate of incorporation or bylaws of MeriStar or the comparable organizational documents of any MeriStar Subsidiary or the MeriStar Rights Agreement;

        (b) except for issuances of capital stock of the MeriStar Subsidiaries to MeriStar or a wholly-owned MeriStar Subsidiary or in any circumstance of the type described in clause (e) below, issue, reissue, sell or pledge, or authorize the issuance, reissuance, sale or pledge of (i) additional shares of capital stock or other equity securities of any class, or securities convertible into capital stock or other equity securities or any rights, warrants or options to acquire any such convertible securities or capital stock or other equity securities, other than the issue of MeriStar Common Stock (and the related MeriStar Shareholder Rights), in accordance with the terms of the instruments governing such issuance on the date hereof, pursuant to the exercise of MeriStar Stock Options or the MeriStar Employee Stock Purchase Plan outstanding on the date hereof, or (ii) any other securities in respect of, in lieu of, or in substitution for, MeriStar Common Stock outstanding on the date hereof;

        (c) declare, set aside, make or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between MeriStar and any wholly-owned MeriStar Subsidiary;

        (d) directly or indirectly, split, combine, subdivide, reclassify or redeem, retire, purchase or otherwise acquire, or propose to redeem, retire or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

        (e) except for increases in salary, wages and benefits of officers or employees of MeriStar or the MeriStar Subsidiaries in accordance with past practice or increases in salary, wages and benefits granted to officers and employees of MeriStar or the MeriStar Subsidiaries in conjunction with new hires, promotions or other changes in job status or increases in salary, wages and benefits to employees of MeriStar or the MeriStar Subsidiaries pursuant to collective bargaining agreements entered into in the ordinary course of business, (i) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from MeriStar or any MeriStar Subsidiaries), (ii) pay any benefit not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements, plans or policies), or enter into any employment or severance agreement with, any director, officer or other employee of MeriStar or any MeriStar Subsidiaries or (iii) establish, adopt, enter into, amend or take any action to accelerate rights under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Law; PROVIDED, HOWEVER, that nothing in this Agreement will be deemed to prohibit the payment of benefits as they become payable;

        (f) acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any assets, including capital stock of the MeriStar Subsidiaries (other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of raw materials, supplies and equipment, in either case in the ordinary course of business consistent with past practice), that are material to MeriStar and the MeriStar Subsidiaries, taken as a whole, or enter into any material commitment or transaction outside the ordinary course of business, other than transactions between a wholly-owned MeriStar Subsidiary and MeriStar or another wholly-owned MeriStar Subsidiary;

        (g) (i) incur, assume or prepay any long-term indebtedness or incur or assume any short-term indebtedness (including, in either case, by issuance of debt securities), except that MeriStar and the MeriStar Subsidiaries may incur, assume or prepay indebtedness in the ordinary course of business consistent with past practice under existing lines of credit, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or
    (iii) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly-owned MeriStar Subsidiary and MeriStar or another wholly-owned MeriStar Subsidiary;

        (h) terminate, cancel or request any material change in, or agree to any material change in any Contract, permit or license which is material to MeriStar and the MeriStar Subsidiaries taken as a whole, or enter into any Contract which would be material to MeriStar and the MeriStar Subsidiaries taken as a whole, in either case other than in the ordinary course of business consistent with past practice; or make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of 10% of the capital expenditures provided for in MeriStar's budget for MeriStar and the MeriStar Subsidiaries taken as a whole for such fiscal year (a copy of which budget has been provided to ASC);

        (i) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or as required pursuant to applicable Law or GAAP;

        (j) waive, release, assign, settle or compromise any rights, claims or litigation other than in the ordinary course of business consistent with past practice in excess of $100,000 per event;

        (k) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business consistent with past practice in excess of $100,000 per event;

        (l) enter into any agreement or arrangement that materially limits or otherwise restricts MeriStar or any MeriStar Subsidiary or any successor thereto, or that would, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including ASC) or any successor thereto, from engaging or competing in any line of business or in any geographic area, other than in the ordinary course of business consistent with past practice;

        (m) make any material Tax election or settle or compromise any material federal, state, local or foreign Tax deficiency; or

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        (n)  authorize or enter into any formal or informal written or other agreement or otherwise make any commitment to do any of the foregoing.

    SECTION 5.2 CONDUCT OF BUSINESS OF ASC. During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the ASC Disclosure Letter, unless otherwise consented to in writing by either MeriStar or the Interim Transactions Committee: (a) ASC shall, and shall cause each of the ASC Subsidiaries to, conduct its operations only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort then would be applied in the absence of this Agreement; and (b) ASC shall use, and shall cause each ASC Subsidiary to use, its reasonable best efforts to preserve intact the business organization of ASC and each of the ASC Subsidiaries, to keep available the services of the present officers and key employees of ASC and the ASC Subsidiaries, and to preserve the good will of customers, suppliers and all other persons having business relationships with ASC and the ASC Subsidiaries. Without limiting the generality of the foregoing, during such period and except as set forth in Section 5.2 of the ASC Disclosure Letter, ASC shall not, and shall not permit any ASC Subsidiary to, without the prior written consent of MeriStar or the Interim Transactions Committee:

        (a) except as required by applicable Law, this Agreement and by the ASC Voting/ Recapitalization Agreement, adopt any amendment to the certificate of incorporation or bylaws of ASC or the comparable organizational documents of any ASC Subsidiary;

        (b) except for the transactions contemplated hereby and by the ASC Voting/Recapitalization Agreement and except for issuances of capital stock of the ASC Subsidiaries to ASC or a wholly-owned ASC Subsidiary, or in any circumstance of the type described in clause (e) below, issue, reissue, sell or pledge, or authorize the issuance, reissuance, sale or pledge of
    (i) additional shares of capital stock or other equity securities of any class, or securities convertible into capital stock or other equity securities or any rights, warrants or options to acquire any such convertible securities or capital stock or other equity securities, other than the issue of ASC Common Stock, in accordance with the terms of the instruments governing such issuance on the date hereof, pursuant to the exercise of ASC Stock Options outstanding on the date hereof, or (ii) any other securities in respect of, in lieu of, or in substitution for, ASC Common Stock outstanding on the date hereof;

        (c) declare, set aside, make or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between ASC and any wholly-owned ASC Subsidiary;

        (d) directly or indirectly, split, combine, subdivide, reclassify or redeem, retire, purchase or otherwise acquire, or propose to redeem, retire or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

        (e) except for increases in salary, wages and benefits of officers or employees of ASC or the ASC Subsidiaries in accordance with past practice or increases in salary, wages and benefits granted to officers and employees of ASC or the ASC Subsidiaries in conjunction with new hires, promotions or other changes in job status or increases in salary, wages and benefits to employees of ASC or the ASC Subsidiaries pursuant to collective bargaining agreements entered into in the ordinary course of business, (i) increase the compensation or fringe benefits payable or to become payable to its directors, officers or employees (whether from ASC or any ASC Subsidiaries),
    (ii) pay any benefit not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) or grant any severance or termination pay to (except pursuant to existing agreements, plans or policies), or enter into any employment or severance agreement with, any director, officer or other employee of ASC or any ASC Subsidiaries or
    (iii) establish, adopt, enter into, amend or take any action to accelerate rights under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case to the extent required by applicable Law; PROVIDED, HOWEVER, that nothing in this Agreement will be deemed to prohibit the payment of benefits as they become payable;

        (f) acquire, sell, lease, license, transfer, pledge, encumber, grant or dispose of (whether by merger, consolidation, purchase, sale or otherwise) any assets, including capital stock of the ASC Subsidiaries (other than the acquisition and sale of inventory or the disposition of used or excess equipment and the purchase of raw materials, supplies and equipment, in either case in the ordinary course of business consistent with past practice), that are material to ASC and the ASC Subsidiaries, taken as a whole, or enter into any material commitment or transaction outside the ordinary course of business, other than transactions between a wholly-owned ASC Subsidiary and ASC or another wholly-owned ASC Subsidiary;

        (g) (i) incur, assume or prepay any long-term indebtedness or incur or assume any short-term indebtedness (including, in either case, by issuance of debt securities), except that ASC and the ASC Subsidiaries may incur, assume or prepay indebtedness in the ordinary course of business consistent with past practice under existing lines of credit, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or
    (iii) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly-owned ASC Subsidiary and ASC or another wholly-owned ASC Subsidiary;

        (h) terminate, cancel or request any material change in, or agree to any material change in any Contract, permit or license which is material to ASC and the ASC Subsidiaries taken as a whole, or enter into any Contract which would be material to ASC and the ASC Subsidiaries taken as a whole, in either case other than in the ordinary course of business consistent with past practice; or make or authorize any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of 10% of the capital expenditures provided for in ASC's budget for ASC and the ASC Subsidiaries taken as a whole for such fiscal year (a copy of which budget has been provided to ASC);

        (i) take any action with respect to accounting policies or procedures, other than actions in the ordinary course of business and consistent with past practice or as required pursuant to applicable Law or GAAP;

        (j) waive, release, assign, settle or compromise any rights, claims or litigation other than in the ordinary course of business consistent with past practice in excess of $100,000 per event;

        (k) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business consistent with past practice in excess of $100,000 per event;

        (l) enter into any agreement or arrangement that materially limits or otherwise restricts ASC or any ASC Subsidiary or any successor thereto, or that would, after the Effective Time, limit or restrict the Surviving Corporation and its affiliates (including ASC) or any successor thereto, from engaging or competing in any line of business or in any geographic area, other than in the ordinary course of business consistent with past practice;

        (m) make any material Tax election or settle or compromise any material federal, state, local or foreign Tax deficiency; or

        (n) authorize or enter into any formal or informal written or other agreement or otherwise make any commitment to do any of the foregoing.

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
    SECTION 5.3 INTERIM TRANSACTIONS COMMITTEE. Immediately following satisfaction of the condition listed in Section 6.1(c), MeriStar and ASC shall constitute and establish a committee, which will evaluate and consider any proposed action or transaction of the type referred to in Sections 5.1 or 5.2 of this Agreement or the settlement of any stockholder derivative or class action claims arising out of or in connection with any of the transactions contemplated by this Agreement between the date hereof and the Effective Time (the "INTERIM TRANSACTIONS COMMITTEE"). The Interim Transactions Committee will consist of two individuals selected by ASC, who are reasonably acceptable to MeriStar, and two individuals selected by MeriStar, who are reasonably acceptable to ASC. The Interim Transactions Committee shall act only by the affirmative vote of at least three of the four members thereof. The Interim Transactions Committee shall be abolished at the Effective Time.

    SECTION 5.4 NOTIFICATION OF CERTAIN MATTERS. ASC and MeriStar shall promptly notify each other of (a) the occurrence or non-occurrence of any fact or event which could reasonably be expected (i) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time,
(ii) to cause any material covenant, condition or agreement hereunder not to be complied with or satisfied in all material respects or (iii) to result in, in the case of ASC, a Material Adverse Effect on ASC or, in the case of MeriStar, a Material Adverse Effect on MeriStar, (b) any failure of MeriStar or ASC, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect; PROVIDED, HOWEVER, that no such notification shall affect the representations or warranties of any party or the conditions to the obligations of any party hereunder, (c) any notice or other material communications from any Governmental Entity in connection with the transactions contemplated by this Agreement and
(d) the commencement of any suit, action or proceeding that seeks to prevent, seeks damages in respect of, or otherwise relates to the consummation of the transactions contemplated by this Agreement.

    SECTION 5.5  PROXY STATEMENT.

    (a) As promptly as practicable after the execution of this Agreement, ASC and MeriStar shall jointly prepare and file with the SEC a single document that will constitute (i) the proxy statement of MeriStar relating to the special meeting of MeriStar's stockholders (the "MERISTAR STOCKHOLDERS MEETING") to be held to consider approval and adoption of the MeriStar Proposals, (ii) the proxy statement of ASC relating to the special meeting of ASC's stockholders (the "ASC STOCKHOLDERS MEETING") to be held to consider approval of the ASC Proposals and
(iii) the registration statement on Form S-4 of ASC (together with all amendments thereto, the "REGISTRATION STATEMENT"), in connection with the registration under the Securities Act of ASC Common Stock to be issued to the stockholders of MeriStar in connection with the Merger and the prospectus included in the Registration Statement (such single document, together with any amendments thereof or supplements thereto, the "PROXY STATEMENT"). Substantially contemporaneously with the filing of the Proxy Statement with the SEC, copies of the Proxy Statement shall be provided to the NYSE. ASC and MeriStar each shall use its reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement (the "REGISTRATION STATEMENT EFFECTIVE DATE"), ASC shall take all or any reasonable action required under any applicable Law in connection with the issuance of ASC Common Stock pursuant to the Merger. ASC or MeriStar, as the case may be, shall furnish all information concerning ASC or MeriStar as the other party may reasonably request in connection with such actions and the preparation of the Proxy Statement. As promptly as practicable after the Registration Statement Effective Date, the Proxy Statement and all associated materials (collectively, the "PROXY MATERIALS") will be mailed to the stockholders of ASC and MeriStar. ASC and MeriStar shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, including Sections 14(a) and 14(d) thereof, (ii) the Securities Act, (iii) the rules and regulations of the NYSE and (iv) the DGCL.

    (b) (i) The Proxy Statement shall include the unanimous and unconditional recommendation of the Board of Directors of MeriStar to the stockholders of MeriStar that they vote in favor of the adoption of this Agreement and the Merger; PROVIDED, HOWEVER, that the Board of Directors of MeriStar may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation if the Board of Directors of MeriStar determines in good faith that failure to so withdraw, modify or change its recommendation would cause the Board of Directors of MeriStar to breach its fiduciary duties to MeriStar's stockholders under applicable Laws after receipt of advice from its outside advisors (which may be MeriStar's regularly-engaged independent legal counsel). In addition, the Proxy Statement and the Proxy Materials will include a copy of the written opinion of the MeriStar Financial Advisor referred to in
Section 3.20.

    (ii) The Proxy Statement shall include the unanimous and unconditional recommendation of the Board of Directors of ASC to the stockholders of ASC that they vote in favor of the issuance of ASC Common Stock to be issued in the Merger; PROVIDED, HOWEVER, that the Board of Directors of ASC may, at any time prior to the Effective Time, withdraw, modify or change any such recommendation if the Board of Directors of ASC determines in good faith that failure to so withdraw, modify or change its recommendation would cause the Board of Directors of ASC to breach its fiduciary duties to ASC's stockholders under applicable Laws after receipt of advice from its outside advisors (which may be ASC's independent legal counsel). In addition, the Proxy Statement and the Proxy Materials will include a copy of the written opinion of the ASC Financial Advisor referred to in Section 4.19.

    (c) No amendment or supplement to the Proxy Statement shall be made without the approval of each of ASC and MeriStar, which approval shall not be unreasonably withheld or delayed. Each of ASC and MeriStar shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of ASC Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or the NYSE for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

    (d) The information supplied by MeriStar for inclusion in the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) is first mailed to the stockholders of each of ASC and MeriStar, (iii) the time of MeriStar Stockholders Meeting, and (iv) the time of ASC Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement not misleading. If at any time prior to the Effective Time any event or circumstance relating to MeriStar or any MeriStar Subsidiary, or their respective officers or directors, should be discovered by MeriStar that should be set forth in an amendment or a supplement to the Proxy Statement, MeriStar shall promptly inform ASC. All documents that MeriStar is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

    (e) The information supplied by ASC for inclusion in the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective,
(ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of each of ASC and MeriStar, (iii) the time of the MeriStar Stockholders Meeting, and (iv) the time of the ASC Stockholders Meeting, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to ASC or any ASC Subsidiary, or their respective officers or directors, should be discovered by ASC that should be set forth in an amendment or a supplement to the Proxy Statement, ASC shall promptly inform MeriStar. All documents that ASC is responsible for filing in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material aspects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

    SECTION 5.6  STOCKHOLDERS' MEETINGS.

    (a) MeriStar shall call and hold the MeriStar Stockholders Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of voting upon the adoption of this Agreement, and ASC and MeriStar shall cooperate with each other to cause the MeriStar Stockholders Meeting to be held as soon as practicable following the mailing of the Proxy Materials to the stockholders of MeriStar. MeriStar shall use its reasonable best efforts (through its agents or otherwise) to solicit from its stockholders proxies in favor of the MeriStar Proposals and shall take all other action necessary or advisable to secure the Requisite MeriStar Vote, except to the extent that the Board of Directors of MeriStar determines in good faith that doing so would cause the Board of Directors of MeriStar to breach its fiduciary duties to MeriStar's stockholders under applicable Law, after receipt of advice to such effect from independent legal counsel (which may be MeriStar's regularly engaged independent legal counsel).

    (b) ASC shall call and hold the ASC Stockholders Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of voting upon the approval of the issuance of ASC Common Stock to be issued in the Merger, and ASC and MeriStar shall cooperate with each other to cause the ASC Stockholders Meeting to be held as soon as practicable following the mailing of the Proxy Materials to the stockholders of ASC. ASC shall use its reasonable best efforts (through its agents or otherwise) to solicit from its stockholders proxies in favor of the ASC Proposals and shall take all other action necessary or advisable to secure the Requisite ASC Vote, except to the extent that the Board of Directors of ASC determines in good faith that doing so would cause the Board of Directors of ASC to breach its fiduciary duties to ASC's stockholders under applicable Law, after receipt of advice to such effect from independent legal counsel (which may be ASC's regularly engaged independent legal counsel).

    SECTION 5.7  ACCESS TO INFORMATION; CONFIDENTIALITY.

    (a) Except as required under any confidentiality agreement or similar agreement or arrangement to which ASC or MeriStar or any of their respective subsidiaries is a party or under applicable Law or the regulations or requirements of any securities exchange or quotation service or other self regulatory organization with whose rules the parties are required to comply, from the date of this Agreement to the Effective Time, ASC and MeriStar shall (and shall cause their respective subsidiaries to): (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, financial advisors, investment bankers, agents and other representatives (collectively, "REPRESENTATIVES")) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the other and its subsidiaries and to the books and records thereof; and (ii) furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of the other party and its subsidiaries as the other party or its Representatives may reasonably request. No investigation conducted under this Section 5.7 shall affect or be deemed to modify any representation or warranty made in this Agreement.

    (b) The parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated August 11, 2000 (the "CONFIDENTIALITY AGREEMENT"), between ASC and MeriStar with respect to the information disclosed under this Section 5.7, and this Section 5.7(b) shall survive the termination of this Agreement.

    SECTION 5.8  NO SOLICITATION BY MERISTAR.

    (a) MeriStar shall not, nor shall it permit any of the MeriStar Subsidiaries to, nor shall it authorize or permit any Representative of MeriStar or any of the MeriStar Subsidiaries to, (i) solicit, initiate, or encourage the submission of, any MeriStar Acquisition Proposal (as defined below),
(ii) except to the extent permitted by paragraph (b), enter into any agreement with respect to any

MeriStar Acquisition Proposal or, (iii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to MeriStar or the MeriStar Subsidiaries, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any MeriStar Acquisition Proposal; PROVIDED, HOWEVER, that prior to the MeriStar Stockholders Meeting, to the extent required by the duties of the Board of Directors of MeriStar under applicable Law, as determined in good faith by a majority of the disinterested members thereof after consultation with and receipt of advice from outside counsel (which may be MeriStar's regularly engaged independent legal counsel), MeriStar may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement to, any person or entity that makes or expresses a bona fide intention to make an unsolicited MeriStar Acquisition Proposal, provided that the Board of Directors of MeriStar first determines in good faith, based on the vote of a majority of the disinterested members thereof, that such Person or entity has the ability and financial wherewithal to consummate a MeriStar Superior Proposal (as determined below). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by a Representative of MeriStar or of any of the MeriStar Subsidiaries, whether or not such person is purporting to act on behalf of MeriStar, a MeriStar Subsidiary or otherwise, shall be deemed to be a breach of this paragraph by MeriStar. For all purposes of this Agreement, "MERISTAR ACQUISITION PROPOSAL" means any proposal other than a proposal by ASC or an ASC Subsidiary, for a merger, consolidation, share exchange, business combination or other similar transaction involving MeriStar or any of its significant subsidiaries or any proposal or offer (including, without limitation, any proposal or offer to stockholders of MeriStar), other than a proposal or offer by ASC or an ASC Subsidiary, to acquire in any manner, directly or indirectly, more than a 30% equity interest in any voting securities of, or 30% or more of the consolidated assets of MeriStar. MeriStar immediately shall cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any MeriStar Acquisition Proposal.

    (b) Except as permitted by Section 5.5(b)(i), neither the Board of Directors or MeriStar nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to ASC, the approval or recommendation of the Board of Directors of MeriStar, or any committee thereof, of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any MeriStar Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of MeriStar, to the extent required by the duties of the Board of Directors of MeriStar under applicable Law, as determined in good faith by a majority of the disinterested members thereof after consultation with and receipt of advice from outside counsel (which may be MeriStar's regularly engaged independent legal counsel), may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) a MeriStar Superior Proposal (as defined below). For purposes of this Agreement, a "MERISTAR SUPERIOR PROPOSAL" means a bona fide written proposal made by a third party to acquire MeriStar pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all of its assets or otherwise, in any such case, on terms which a majority of the disinterested members of the Board of Directors of MeriStar determines in their good faith judgment (after consultation with nationally-recognized independent financial advisors) and after taking into account all legal, financial, regulatory and other material aspects of such proposal, the person making the proposal, the strategic benefits to be derived from the Merger and the long-term prospects of ASC and the ASC Subsidiaries to be more favorable to MeriStar and its stockholders than the Merger and for which financing, to the extent required, is then fully committed or which, in the good faith judgment of a majority of such disinterested members (after consultation with independent financial advisors), is reasonably capable of being financed by such third party.

    (c) MeriStar shall promptly advise ASC orally and in writing of any MeriStar Acquisition Proposal or any inquiry with respect to or which could reasonably be expected to lead to any MeriStar

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
Acquisition Proposal, the material terms and conditions of such MeriStar Acquisition Proposal or inquiry and the identity of the person making any such MeriStar Acquisition Proposal or inquiry. MeriStar shall keep ASC fully informed of the status and details of any such MeriStar Acquisition Proposal or inquiry. MeriStar shall give ASC at least three days' advance notice of any information to be supplied to, and at least five days' advance notice of any agreement to be entered into with, any person making a MeriStar Acquisition Proposal.

    (d) Nothing contained in this Section 5.8 will prohibit MeriStar from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to MeriStar's stockholders if the Board of Directors of MeriStar determines that such disclosure is necessary in order to comply with the Board of Directors of MeriStar's duties under applicable Law.

    SECTION 5.9  NO SOLICITATION BY ASC.

    (a) ASC shall not, nor shall it permit any of the ASC Subsidiaries to, nor shall it authorize or permit any Representative of ASC or any of the ASC Subsidiaries to, (i) solicit, initiate, or encourage the submission of, any ASC Acquisition Proposal (as defined below), (ii) except to the extent permitted by paragraph (b), enter into any agreement with respect to any ASC Acquisition Proposal, or, (iii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to ASC or the ASC Subsidiaries, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any ASC Acquisition Proposal; PROVIDED, HOWEVER, that prior to the ASC Stockholders Meeting, to the extent required by the duties of the Board of Directors of ASC under applicable Law, as determined in good faith by a majority of the disinterested members thereof after consultation with and receipt of advice from outside counsel (which may be ASC's regularly engaged independent legal counsel), ASC may, in response to unsolicited requests therefor, participate in discussions or negotiations with, or furnish information pursuant to an appropriate confidentiality agreement to, any person or entity that makes or expresses a bona fide intention to make an unsolicited ASC Acquisition Proposal, provided that the Board of Directors of ASC first determines in good faith, based on the vote of a majority of the disinterested members thereof, that such Person or entity has the ability and financial wherewithal to consummate an ASC Superior Proposal (as determined below). Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by a Representative of ASC or of any of the ASC Subsidiaries, whether or not such person is purporting to act on behalf of ASC, an ASC Subsidiary or otherwise, shall be deemed to be a breach of this paragraph by ASC. For all purposes of this Agreement, "ASC ACQUISITION PROPOSAL" means any proposal other than a proposal by MeriStar or a MeriStar Subsidiary, for a merger, consolidation, share exchange, business combination or other similar transaction involving ASC or any of its significant subsidiaries or any proposal or offer (including, without limitation, any proposal or offer to stockholders of ASC), other than a proposal or offer by MeriStar or a MeriStar Subsidiary, to acquire in any manner, directly or indirectly, more than a 30% equity interest in any voting securities of, or 30% or more of the consolidated assets of ASC. ASC immediately shall cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any ASC Acquisition Proposal.

    (b) Except as permitted by Section 5.5(b)(ii), neither the Board of Directors of ASC nor any subcommittee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to MeriStar, the approval or recommendation by the Board of Directors of ASC, or any committee thereof, of this Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any ASC Acquisition Proposal. Notwithstanding the foregoing, the Board of Directors of ASC, to the extent required by the duties of the Board of Directors of ASC under applicable Law, as determined in good faith by a majority of the disinterested members thereof after

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consultation with and receipt of advice from outside counsel (which may be ASC's regularly engaged independent legal counsel), may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of this Agreement or the Merger) an ASC Superior Proposal (as defined below). For purposes of this Agreement, a "ASC SUPERIOR PROPOSAL" means a bona fide written proposal made by a third party to acquire ASC pursuant to a tender or exchange offer, a merger, a share exchange, a sale of all or substantially all of its assets or otherwise, in any such case, on terms which a majority of the disinterested members of the Board of Directors of ASC determines in their good faith judgment (after consultation with nationally-recognized independent financial advisors) and after taking into account all legal, financial, regulatory and other material aspects of such proposal, the person making the proposal, the strategic benefits to be derived from the Merger and the long-term prospects of MeriStar and the MeriStar Subsidiaries to be more favorable to ASC and its stockholders than the Merger and for which financing, to the extent required, is then fully committed or which, in good faith judgment of a majority of such disinterested members (after consultation with independent financial advisors), is reasonably capable of being financed by such third party.

    (c) ASC shall promptly advise MeriStar orally and in writing of any ASC Acquisition Proposal or any inquiry with respect to or which could reasonably be expected to lead to any ASC Acquisition Proposal, the material terms and conditions of such ASC Acquisition Proposal or inquiry and the identity of the person making any such ASC Acquisition Proposal or inquiry. ASC shall keep MeriStar fully informed of the status and details of any such ASC Acquisition Proposal or inquiry. ASC shall give MeriStar at least three days' advance notice of any information to be supplied to, and at least five days' advance notice of any agreement to be entered into with, any person making an ASC Acquisition Proposal.

    (d) Nothing contained in this Section 5.9 will prohibit ASC from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to ASC's stockholders if the Board of Directors of ASC determines that such disclosure is necessary in order to comply with the Board of Directors of ASC's duties under applicable Law.

    SECTION 5.10  ADDITIONAL COVENANTS.  At or prior to the Effective Time:

        (a) ASC shall use its reasonable best efforts either (i) to obtain the required consent (the "ASC SENIOR CREDIT FACILITY AMENDMENT") of the lenders under the ASC Senior Credit Facility to amend the ASC Senior Credit Facility to increase the aggregate principal amount available for borrowing thereunder to $285.0 million or (ii) to terminate and prepay the ASC Senior Credit Facility and enter into a new senior credit facility (the "NEW ASC SENIOR CREDIT FACILITY") whose aggregate principal amount is $285.0 million, in each case, on terms substantially as set forth in
    Section 5.10(a) of the ASC Disclosure Letter;

        (b) MeriStar shall use its reasonable best efforts to cause the termination and repayment of the Senior Secured Credit Facility, dated as of February 29, 2000, between MeriStar H&R Operating Company, L.P. and Societe Generale, Southwest Agency (the "MERISTAR SENIOR SECURED CREDIT FACILITY");

        (c)  ASC shall use its reasonable best efforts to cause the entire
    $13.0 million available under Tranche C of the Resorts Credit Facility to be drawn and shall use its reasonable best efforts to cause the Resorts Credit Facility to be amended (the "RESORTS CREDIT FACILITY AMENDMENT") and shall use its reasonable best efforts to cause Tranche C under the Resorts Credit Facility to be repaid in the form of an issuance of a number of shares of ASC Common Stock calculated by dividing (x) the outstanding aggregate principal amount of such Tranche C as of the Effective Time plus all accrued and unpaid interest on the outstanding aggregate principal amount of such Tranche C through October 31, 2000 by (y) $2.22 (the "RESORTS CREDIT FACILITY CONVERSION");

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        (d)  ASC shall use its reasonable best efforts to obtain the required consent (the "ASC NOTES CONSENT") under the ASC Notes Indenture of the holders of the ASC Subordinated Notes to complete the Merger, the ASC Senior Credit Facility Amendment, the Resorts Credit Facility Amendment and the other transactions contemplated by this Agreement on the terms and conditions specified in Section 5.10(d) of the ASC Disclosure Letter;

        (e) ASC shall use its reasonable best efforts to cause the existing Stockholders' Agreement (the "EXISTING STOCKHOLDERS' AGREEMENT") among ASC, OCP, Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., OHCP Ski, L.P. and Leslie Otten, dated as of August 6, 1999 and amended on July 31, 2000, to be terminated;

        (f) MeriStar shall use its reasonable best efforts to cause the transactions set forth in Section 5.10(f) of the MeriStar Disclosure Letter (the "MERISTAR-REIT AGREEMENT AMENDMENTS") to be accomplished;

        (g) MeriStar shall use its reasonable best efforts to obtain or cause to be obtained all consents or waivers listed in Section 3.5(b) of the MeriStar Disclosure Letter;

        (h) ASC shall use its reasonable best efforts to obtain or cause to be obtained all consents and waivers that are listed in Section 4.5(b) of the ASC Disclosure Letter;

        (i) ASC shall use its reasonable best efforts to cause the transactions contemplated by the ASC Voting/Recapitalization Agreement to occur;

        (j) MeriStar shall use its reasonable best efforts to cause each of the holders of the MeriStar Senior Management Options to execute a waiver (each, a "MERISTAR SENIOR MANAGEMENT OPTION VESTING WAIVER") of the vesting of each of such holder's MeriStar Senior Management Options caused by the completion of the Merger, such that such MeriStar Senior Management Option vests on the date it would have vested under the relevant MeriStar Option Plan had the Merger not occurred;

        (k) MeriStar shall use its reasonable best efforts to cause the Amendment to the Amended and Restated Agreement of Limited Partnership of MeriStar H&R Operating Company, L.P., dated August 3, 1998 (as amended, the "AMENDED OP AGREEMENT"), substantially in the form set forth in
    Section 5.10(k) of the MeriStar Disclosure Letter (the "MERISTAR OP AMENDMENT"), to be executed;

        (l)  ASC shall:

           (i) Use its reasonable best efforts to issue the warrants (the "WARRANTS") to purchase 6,000,000 shares of ASC Common Stock at an exercise price of $2.50 per share to be issued to Oak Hill Capital Partners, L.P. ("OCP") under the Securities Purchase Agreement, dated July 31, 2000 as amended on September 28, 2000 and November 10, 2000 (as amended, the "WARRANT PURCHASE AGREEMENT"), among ASC, Resort Properties and OCP;

           (ii) If shares of the capital stock of Resort Properties have been issued to OCP under the Warrant Purchase Agreement, ASC shall use its reasonable best efforts to cause those shares of the capital stock of Resort Properties to be transferred to ASC in exchange for the Warrants; and

           (iii) Use its reasonable best efforts to cause all consents necessary for the transactions described in clauses (i) and (ii) of this
       Section 5.10(l) to be obtained;

        (m) MeriStar shall provide to ASC copies of any reports or written assertions of the type described in Section 3.16 received after the date hereof within ten days after their first being received by it;

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        (n)  ASC will provide to MeriStar copies of any reports or written assertions of the type described in Section 4.16 received after the date hereof within ten days of their first being received by it;

        (o) Notwithstanding anything to the contrary in this Agreement, if the consent or other fees (exclusive of legal and other expenses) incurred in connection with ASC's obligations set forth in clauses (a) and (d) of this
    Section 5.10 are, in the aggregate, in excess of the amount set forth in
    Section 5.10(o) of the ASC Disclosure Letter, the term "reasonable best efforts," as used in Sections 5.10(a) and (d), shall not include the incurrence of such excess fees. ASC shall not incur such excess fees without the prior written consent of MeriStar, which consent shall not be unreasonably withheld;

        (p) ASC shall use its reasonable best efforts to file with the SEC a registration statement covering resales of ASC Common Stock issuable under the Amended OP Agreement and to have such registration statement declared effective as promptly as practicable after the Merger;

        (q) ASC shall use its reasonable best efforts to execute and deliver a Registration Rights Agreement (the "REGISTRATION RIGHTS AGREEMENT"), substantially in the form attached to this Agreement as ANNEX E; and

        (r) MeriStar shall take all further action (in addition to that referred to in Section 3.19 reasonably requested in writing by ASC (including redeeming the MeriStar Shareholder Rights immediately prior to the Effective Time or amending the MeriStar Rights Agreement)) in order to render the MeriStar Shareholder Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and the Voting and Recapitalization Agreement. Except as provided in this Section 5.10(s), with respect to the Merger and the other transactions contemplated by this Agreement and the Voting and Recapitalization Agreement, MeriStar shall not
    (a) amend the MeriStar Rights Agreement or (b) take any action with respect to, or make any determination under, the MeriStar Shareholder Rights Agreement, including a redemption of the MeriStar Shareholder Rights or any action to facilitate a MeriStar Acquisition Proposal.

    SECTION 5.11  DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE.

    (a) ASC agrees that all rights to indemnification now existing in favor of any employee, agent, director or officer of MeriStar and the MeriStar Subsidiaries (the "INDEMNIFIED PARTIES") as provided in their respective charters or by-laws, in an agreement between an Indemnified Party and MeriStar or one of the MeriStar Subsidiaries, or otherwise in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect for a period of not less than six years after the Effective Time; PROVIDED that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. The Surviving Corporation shall indemnify all Indemnified Parties to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of such individuals' services as officers, directors, employees or agents of MeriStar or any of the MeriStar Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees, or otherwise on behalf of, MeriStar or any of the MeriStar Subsidiaries, occurring prior to the Effective Time, including the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by this Agreement, occurring at or after, the Effective Time, the Surviving Corporation shall pay as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

    (b) ASC agrees that, from and after the Effective Time, it shall cause the Surviving Corporation to maintain in effect for not less than six years from the Effective Time the current policies of the

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directors' and officers' liability insurance maintained by MeriStar; PROVIDED that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous, taken as a whole, and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and PROVIDED, FURTHER, that the Surviving Corporation shall not be required to pay an annual premium in excess of 300% of the last annual premium paid by MeriStar prior to the date of this Agreement, and if the Surviving Corporation is unable to obtain the insurance required by this
Section 5.11(b) it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

    (c) The provisions of this Section 5.11 are intended to be for the benefit of each Indemnified Party and his or her heirs and representatives.

    SECTION 5.12 AFFILIATES. Prior to the later of (x) the 30th day after the date of this Agreement and (y) the 15th day after the record date for the MeriStar Stockholders Meeting, (i) MeriStar shall deliver to ASC a letter identifying all persons who may be deemed to be affiliates of MeriStar under Rule 145 of the Securities Act as of the record date for the MeriStar Stockholders Meeting, including, without limitation, all of its directors and executive officers; and (ii) MeriStar shall advise the persons identified in such letter ("RULE 145 AFFILIATES") of the resale restrictions imposed by applicable securities laws and shall use its reasonable best efforts to obtain from each person identified in such letter a written agreement, substantially in the form of ANNEX D to this Agreement (a "RULE 145 AFFILIATE AGREEMENT"). Notwithstanding anything to the contrary contained in this Agreement, ASC shall be entitled to withhold, or to instruct the exchange agent to withhold, certificates representing ASC Common Shares to be received by any such stockholder, until such time as ASC has received a duly executed and delivered Rule 145 Affiliate Agreement from such Stockholder.

    SECTION 5.13 REASONABLE BEST EFFORTS. Subject to the terms and conditions provided in this Agreement and to applicable legal requirements, each of the parties to this Agreement agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done consistent with the fiduciary duties of the Board of Directors of such party, and to assist and cooperate with the other parties to this Agreement in doing, as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in Article VI are satisfied and to consummate and make effective the transactions contemplated by this Agreement. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing contained in this Agreement shall give ASC or MeriStar, directly or indirectly, rights to control or direct the other party's operations prior to the Effective Time.

    SECTION 5.14  CONSENTS; FILINGS; FURTHER ACTION.

    (a) Upon the terms and subject to the conditions of this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to
(i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by ASC or MeriStar or any of their subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) make all necessary filings, and thereafter make any other submissions either required or deemed appropriate by each of the parties, with respect to this Agreement and the Merger and the other transactions contemplated by this Agreement required under (A) the Securities Act, the Exchange Act and any other applicable federal or Blue Sky Laws, (B) the HSR Act, (C) the DGCL,
(D) any other

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applicable Law and (E) the rules and regulations of the NYSE. The parties to this Agreement shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling party and its advisors prior to filing, and none of the parties will file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party to this Agreement shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger and the other transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent and agreement of the other parties to this Agreement, which consent shall not be unreasonably withheld or delayed.

    (b) Without limiting the generality of Section 5.14(a), each party to this Agreement shall promptly inform the others of any material communication from the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority regarding any of the transactions contemplated by this Agreement. If any party or any affiliate thereof receives a request for additional information or documentary material from any such government or authority with respect to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. ASC shall advise MeriStar promptly in respect of any understandings, undertakings or agreements (oral or written) which ASC proposes to make or enter into with the Federal Trade Commission, the Department of Justice or any other domestic or foreign government or governmental or multinational authority in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, ASC shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory laws, rules or regulations of any domestic or foreign government or governmental authority or any multinational authority. Notwithstanding the foregoing, nothing in this Section 5.14 shall require, or be construed to require, ASC or MeriStar, in connection with the receipt of any regulatory approval, to proffer to, or agree to (A) sell or hold separate and agree to sell, divest or to discontinue or limit, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of ASC, MeriStar or any of their respective affiliates (or to consent to any sale, or agreement to sell, or discontinuance or limitation by ASC or MeriStar, as the case may be, of any of its assets or businesses) or (B) agree to any conditions relating to, or changes or restriction in, the operations of any such asset or businesses which, in either case, could reasonably be expected to result in a Material Adverse Effect on ASC or a Material Adverse Effect on MeriStar or to materially and adversely impact the economic or business benefits to such party of the transactions contemplated by this Agreement.

    SECTION 5.15 PLAN OF REORGANIZATION. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, and consistent with any such consent, none of the Surviving Corporation, ASC or any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

    SECTION 5.16 PUBLIC ANNOUNCEMENTS. ASC and MeriStar shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable

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Law or the requirements of the NYSE, in which case the issuing party shall use its reasonable best efforts to consult with the other parties before issuing any such release or making any such public statement.

    SECTION 5.17 OBLIGATIONS OF MERGER SUB. ASC shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

    SECTION 5.18 STOCK EXCHANGE LISTINGS AND DE-LISTINGS. ASC shall use its reasonable best efforts to cause the shares of ASC Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Effective Time. The parties shall use their reasonable best efforts to cause the Surviving Corporation to cause MeriStar Common Stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

    SECTION 5.19 TAKEOVER STATUTES. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of ASC and MeriStar and its respective board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

    SECTION 5.20 DIVIDENDS. MeriStar and ASC shall coordinate with each other with respect to the declaration, setting of record dates and payment dates of dividends on MeriStar Common Stock and ASC Shares so that holders of MeriStar and ASC Common Stock do not receive dividends on both MeriStar Common Stock and ASC Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either MeriStar Common Stock or ASC Common Stock received in the Merger in respect of any calendar quarter.

                                   ARTICLE VI
                                   CONDITIONS

    SECTION 6.1  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligation of each party to effect the Merger and consummate the other transactions contemplated by this Agreement to be consummated on the Closing Date is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions; PROVIDED, HOWEVER, that a party may not assert that it is not obligated to effect the Merger and consummate the other transactions contemplated by this Agreement based on a failure to fulfill the conditions listed in this Section 6.1 if such failure is caused primarily by the actions or omissions of such party or its affiliates:

        (a) STOCKHOLDER APPROVAL. (i) The MeriStar Proposals shall have been duly approved by the Requisite MeriStar Vote; (ii) the ASC Proposals shall have been duly approved by the Requisite ASC Vote; and (iii) this Agreement and the transactions contemplated hereby shall have been duly approved by ASC as the sole stockholder of Merger Sub.

        (b) LISTING. The shares of ASC Common Stock issuable to MeriStar's stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

        (c) HSR. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated.

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        (d)  CONSENTS.  All consents, approvals and action of any Governmental
    Entity required to permit the consummation of the Merger and the other transactions contemplated by this Agreement shall have been obtained or made, free of any condition that could reasonably be expected to result in a Material Adverse Effect on ASC or a Material Adverse Effect on MeriStar.

        (e) INJUNCTIONS. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, orders, injunction or decree (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement or that, individually or in the aggregate with all other such Laws, orders, injunctions or decrees, could reasonably be expected to result in a Material Adverse Effect on ASC, a Material Adverse Effect on MeriStar, or a material adverse effect on MeriStar and ASC and their subsidiaries, taken as a whole after giving effect to the Merger.

        (f) REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

        (g)  OTHER CONDITIONS.

           (i) The ASC Senior Credit Facility Amendment shall have been executed or the New ASC Senior Credit Facility shall have been obtained and, in either case, the conditions precedent to the availability of the funds thereunder shall have been satisfied or waived by the parties thereto; and

           (ii) The ASC Notes Consent shall have been obtained.

    SECTION 6.2 CONDITIONS TO OBLIGATIONS OF ASC AND MERGER SUB. The obligations of ASC and Merger Sub to effect the Merger and consummate the other transactions contemplated by this Agreement to be consummated on the Closing Date are also subject to the satisfaction or waiver by ASC at or prior to the Effective Time of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of MeriStar set forth in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of MeriStar set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and ASC shall have received a certificate (which certificate may be qualified by knowledge to the same extent as the representations and warranties of MeriStar contained in this Agreement are so qualified) signed on behalf of MeriStar by an executive officer of MeriStar to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF MERISTAR. MeriStar shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ASC shall have received a certificate signed on behalf of MeriStar by an executive officer of MeriStar to such effect.

        (c) MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall have been no Material Adverse Effect on MeriStar, and ASC shall have received a certificate of an executive officer of MeriStar to such effect.

        (d) CONSENTS UNDER AGREEMENTS. MeriStar shall have obtained the consent, approval or waiver of each person that is not a Governmental Entity and is a party to an agreement to which MeriStar is a party whose consent, approval or waiver shall be required in order to consummate the transactions contemplated by this Agreement, except those for which the failure to obtain such

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    consent, approval or waiver, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect on MeriStar.

        (e) AFFILIATE LETTERS. ASC shall have received an executed copy of a Rule 145 Affiliate Agreement from each Rule 145 Affiliate of MeriStar.

        (f) MERISTAR-REIT AGREEMENT AMENDMENTS. The MeriStar-REIT Agreement Amendments shall have been executed.

        (g) TERMINATION OF MERISTAR SENIOR SECURED CREDIT FACILITY. The MeriStar Senior Secured Credit Facility shall have been terminated and repaid.

        (h) MERISTAR SENIOR MANAGEMENT OPTION VESTING WAIVERS. All of the MeriStar Senior Management Option Vesting Waivers shall have been obtained.

        (i) MERISTAR HOSPITALITY CORPORATION FINANCING. The commitments for the financing from MeriStar Hospitality Corporation (the "REIT"), substantially in the terms set forth in Section 6.2(i) of the MeriStar Disclosure Letter, shall have been obtained.

        (j) MERISTAR OP AMENDMENT. The MeriStar OP Amendment shall have been executed.

    SECTION 6.3 CONDITIONS TO OBLIGATION OF MERISTAR. The obligation of MeriStar to effect the Merger and consummate the other transactions contemplated by this Agreement to be consummated on the Closing Date is also subject to the satisfaction or waiver by MeriStar at or prior to the Effective Time of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of each of ASC and Merger Sub set forth in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of ASC and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and MeriStar shall have received a certificate (which certificate may be qualified by knowledge to the same extent as the representations and warranties of each of ASC and Merger Sub contained in this Agreement are so qualified) signed on behalf of each of ASC and Merger Sub by an executive officer of ASC to such effect.

        (b) PERFORMANCE OF OBLIGATIONS OF ASC AND MERGER SUB. Each of ASC and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and MeriStar shall have received a certificate signed on behalf of ASC and Merger Sub by an executive officer of ASC to such effect.

        (c) MATERIAL ADVERSE EFFECT. Since the date of this Agreement, there shall have been no Material Adverse Effect on ASC, and MeriStar shall have received a certificate of an executive officer of ASC to such effect.

        (d) CONSENTS UNDER AGREEMENTS. ASC shall have obtained the consent, approval or waiver of each person that is not a Governmental Entity and is a party to an agreement to which ASC is a party whose consent, approval or waiver shall be required in order to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents, approval or waiver, individually or in the aggregate, could not reasonably be expected to result in Material Adverse Effect on ASC.

        (e) TAX OPINION. MeriStar shall have received the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to MeriStar, dated on or about the date that is two business days prior to the date the Proxy Statement is first mailed to MeriStar Shareholders, in form and substance reasonably satisfactory to MeriStar, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of
    Section 368(a) of the Code,
    and that each of ASC, Merger Sub and MeriStar will be a party to that reorganization within the meaning of Section 368(b) of the Code which opinion shall not have been withdrawn or modified in any material respect.

        (f)  RECAPITALIZATION.

           (i) All of the issued and outstanding shares of ASC Series A Preferred Stock shall have been converted in accordance with the ASC Voting/Recapitalization Agreement.

           (ii) All of the issued and outstanding shares of ASC Series B Preferred Stock shall have been converted in accordance with the ASC Voting/Recapitalization Agreement.

           (iii) Each share of ASC Class A Common Stock shall have been converted into one share of ASC Common Stock in accordance with the ASC Voting/Recapitalization Agreement.

           (iv) Each of the parties to the ASC Voting/ Recapitalization Agreement shall have performed all of its respective obligations thereunder in all material respects.

           (v) The Resorts Credit Facility Amendment and the Resorts Credit Facility Conversion shall have occurred.

           (vi) The transactions described in Section 5.10(l) shall have been completed, and all consents described in Section 5.10(l)(iii) shall have been obtained.

        (g) TERMINATION OF THE EXISTING STOCKHOLDERS' AGREEMENT. The Existing Stockholders' Agreement shall have been terminated.

                                  ARTICLE VII
                                  TERMINATION

    SECTION 7.1 TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement, as follows:

        (a) by mutual written consent of ASC (duly authorized by its Board of Directors) and MeriStar (duly authorized by its Board of Directors);

        (b) by either ASC or MeriStar, if the Effective Time shall not have occurred on or before April 30, 2001; PROVIDED, HOWEVER, that (i) the right to terminate this Agreement under this Section 7.1(b) shall not be available to the party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (ii) if the applicable federal antitrust authority seeks an order, injunction or decree with respect to the legality of the Merger under applicable antitrust Laws, this Agreement may be extended prior to the termination of this Agreement by written notice of either ASC or MeriStar to the other to the date that is 30 days following the date on which a ruling with respect to such an order, injunction or decree is entered by a trial court or administrative body; and (iii) if such order, injunction or decree has been entered, which had the effect of enjoining the consummation of the Merger and any party to this Agreement shall have commenced an appeal thereof, this Agreement may be extended prior to the termination of this Agreement by written notice of either ASC or MeriStar to the other to the date which is 30 days following the issuance of a decision by the applicable appeals court with respect to such an appeal; PROVIDED, FURTHER, that, notwithstanding anything to the contrary in this
    Section 7.1(b), in no event shall this Agreement be extended beyond May 31, 2001;

        (c) by either ASC or MeriStar, if any order, injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction or Governmental Entity and shall have become final and nonappealable;

        (d) by either ASC or MeriStar, if (i) the MeriStar Proposals fail to receive the Requisite MeriStar Vote at the MeriStar Stockholders Meeting or any adjournment or postponement thereof or (ii) the ASC Proposals fail to receive the Requisite ASC Vote at the ASC Stockholders Meeting or any adjournment or postponement thereof;

        (e) by ASC, upon a breach of any material representation, warranty, covenant or agreement on the part of MeriStar set forth in this Agreement, or if any representation or warranty of MeriStar has become untrue, in either case such that the conditions set forth in either of Section 6.2(a) or 6.2(c) would not be satisfied (a "TERMINATING MERISTAR BREACH"); PROVIDED, HOWEVER, that, if such Terminating MeriStar Breach is curable by MeriStar through the exercise of its reasonable best efforts and for so long as MeriStar continues to exercise such reasonable best efforts, ASC may not terminate this Agreement under this Section 7.1(e) for a period of 30 days after discovery and notification thereof;

        (f) by MeriStar, upon breach of any material representation, warranty, covenant or agreement on the part of ASC set forth in this Agreement, or if any representation or warranty of ASC has become untrue, in either case such that the conditions set forth in either of Section 6.3(a) or 6.3(c) would not be satisfied (a "TERMINATING ASC BREACH"); PROVIDED, HOWEVER, that, if such Terminating ASC Breach is curable by ASC through its reasonable best efforts and for so long as ASC continues to exercise such reasonable best efforts, MeriStar may not terminate this Agreement under this
    Section 7.1(f) for a period of 30 days after discovery and notification thereof;

        (g) by ASC, if (i) the Board of Directors of MeriStar withdraws, modifies or changes its approval or recommendation of this Agreement in a manner adverse to ASC or has resolved to do so, (ii) the Board of Directors of MeriStar has recommended to the stockholders of MeriStar a MeriStar Acquisition Proposal or shall have resolved to do so or (iii) a tender offer or exchange offer for any outstanding shares of capital stock of MeriStar is commenced and the Board of Directors of MeriStar fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

        (h) by MeriStar, if (i) the Board of Directors of ASC withdraws, modifies or changes its approval or recommendation of this Agreement in a manner adverse to MeriStar or shall have resolved to do so, (ii) the Board of Directors of ASC shall have recommended to the stockholders of ASC an ASC Acquisition Proposal or shall have resolved to do so, or (iii) a tender offer or exchange offer for any outstanding shares of capital stock of ASC is commenced and the Board of Directors of ASC fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders);

        (i) by ASC, if, prior to the ASC Stockholders Meeting, the Board of Directors of ASC shall have withdrawn or modified in accordance with
    Section 5.9 in any manner adverse to MeriStar its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any ASC Superior Proposal; PROVIDED, HOWEVER, that ASC may not terminate this Agreement pursuant to this Section 7.1(i) until three business days have elapsed following delivery to MeriStar of written notice of such determination of ASC (which written notice will inform MeriStar of the material terms and conditions of the ASC Superior Proposal); PROVIDED, FURTHER, HOWEVER, that such termination under this Section 7.1(i) shall not be effective until ASC has made payment to MeriStar of the amounts required to be paid pursuant to Section 7.3(c); or

        (j) by MeriStar, if, prior to the MeriStar Stockholders Meeting, the Board of Directors of MeriStar shall have withdrawn or modified in accordance with Section 5.8 in any manner adverse to ASC its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any MeriStar Superior Proposal; PROVIDED, HOWEVER, that MeriStar may not terminate this Agreement pursuant to this Section 7.1(j) until three business days have elapsed following delivery to ASC of written notice of such determination of MeriStar (which written notice will inform ASC of the material terms and conditions of the MeriStar Superior Proposal); PROVIDED, FURTHER, HOWEVER, that such termination under this Section 7.1(j) shall not be effective until MeriStar has made payment to ASC of the amounts required to be paid pursuant to Section 7.3(b).

    SECTION 7.2  EFFECT OF TERMINATION.  Except as provided in Section 7.3 and
Section 5.7(b), in the event of termination of this Agreement pursuant to
Section 7.1, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of ASC and any ASC Subsidiaries, Merger Sub or MeriStar and any MeriStar Subsidiaries or any of their respective Representatives, and all rights and obligations of each party to this Agreement shall cease; PROVIDED, HOWEVER, that nothing in this Agreement shall relieve any party from liability for the wilful breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement.

    SECTION 7.3  EXPENSES AND FEES FOLLOWING CERTAIN TERMINATION EVENTS.

    (a) EXPENSES. Except as otherwise provided in Section 7.3 or as set forth in the ASC Voting/ Recapitalization Agreement, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such Expense, except that Expenses incurred in connection with the filing fees for the Proxy Statement and Registration Statement, the printing and mailing of the Proxy Materials and the filing fee under the HSR Act shall be shared equally by ASC and MeriStar. For purposes of this Agreement, "EXPENSES" consist of all reasonable out-of- pocket expenses (including, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party to this Agreement and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement or the Proxy Materials, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated by this Agreement.

    (b)  FEES AND EXPENSES PAYABLE BY MERISTAR.

        (i) If this Agreement is terminated pursuant to Section 7.1(d)(i),
    (g) or (j), then MeriStar shall, upon such termination, pay as directed by ASC (1) a fee equal to $5,000,000, plus (2) the reimbursement of all of ASC's documented Expenses up to a maximum reimbursable amount of $1,000,000.

        (ii) Payment of any amounts under this Section 7.3(b) shall be made by wire transfer of immediately available funds to a bank account designated in writing by ASC.

    (c) FEES AND EXPENSES PAYABLE BY ASC.

        (i) If this Agreement is terminated pursuant to Section 7.1(d)(ii),
    (h) or (i), then ASC shall, upon such termination, pay as directed by MeriStar (1) a fee equal to $7,000,000, plus (2) the reimbursement of all of MeriStar's documented Expenses up to a maximum reimbursable amount of $1,000,000.

        (ii) Payment of any amounts under this Section 7.3(c) shall be made by wire transfer of immediately available funds to a bank account designated in writing by MeriStar.

    (d)  MeriStar acknowledges that the agreements contained in this
Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ASC and the Merger Sub would not enter into this Agreement; accordingly, if MeriStar fails to pay promptly the amounts due pursuant to Section 7.3(b), and, in order to obtain such payment, ASC commences a suit which results in a judgment against MeriStar for all or a portion of such amounts, MeriStar shall pay to ASC the Expenses of ASC in connection with such suit, together with interest on the amounts payable to ASC at the prime rate of Citibank, N.A., in effect on the date such payment was required to be made.

    (e) ASC acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, MeriStar would not enter into this Agreement; accordingly, if ASC fails to pay promptly the amounts due pursuant to
Section 7.3(c), and, in order to obtain such payment, MeriStar commences a suit which results in a judgment against MeriStar for all or a portion of such amounts, ASC shall pay to MeriStar the Expenses of MeriStar in connection with such suit, together with interest on the amounts payable to MeriStar at the prime rate of Citibank, N.A., in effect on the date such payment was required to be made.

    (f)  This Section 7.3 shall survive the termination of this Agreement.

                                  ARTICLE VIII
                                 MISCELLANEOUS

    SECTION 8.1  CERTAIN DEFINITIONS.  For purposes of this Agreement:

           (a) The term "AFFILIATE," as applied to any person, means any other person directly or indirectly controlling, controlled by, or under common control with, that person. For the purposes of this definition, "CONTROL" (including, with correlative meanings, the terms "CONTROLLING," "CONTROLLED BY" and "UNDER COMMON CONTROL WITH"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, for purposes of this Agreement, the REIT, ASC, Merger Sub and the ASC Subsidiaries shall not be deemed to be affiliates of MeriStar or the MeriStar Subsidiaries, and MeriStar and the MeriStar Subsidiaries will not be deemed to be affiliates of ASC or the ASC Subsidiaries.

           (b) The term "BUSINESS DAY" means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time. In computing any time period under this Agreement, the date of the event which begins the running of such time period shall be included EXCEPT that if such event occurs on other than a business day such period shall begin to run on and shall include the first business day thereafter.

           (c) The term "INCLUDING" means, unless the context clearly requires otherwise, including but not limited to the things or matters named or listed after that term.

           (d) The term "KNOWLEDGE," (i) as applied to MeriStar means the actual knowledge of the persons listed in Section 8.1(d) of the MeriStar Disclosure Letter and (ii) as applied to ASC means the actual knowledge of the persons listed in Section 8.1(d) of the ASC Disclosure Letter.

           (e) The term "MATERIAL ADVERSE EFFECT ON MERISTAR" means any change in or effect on the business, assets, properties, results of operations or financial condition of MeriStar or any MeriStar Subsidiary that is materially adverse to MeriStar and the MeriStar Subsidiaries, taken as a whole, or that could reasonably be expected to materially impair the ability of MeriStar to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

           (f) The term "MATERIAL ADVERSE EFFECT ON ASC" means any change in or effect on the business, assets, properties, results of operations or financial condition of ASC or any ASC Subsidiary that is materially adverse to ASC and the ASC Subsidiaries, taken as a whole, or that could reasonably be expected to materially impair the ability of ASC or Merger Sub to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement.

           (g) The term "PERSON" shall include individuals, corporations, limited and general partnerships, trusts, limited liability companies, associations, joint ventures, Governmental Entities and other entities and groups (which term shall include a "GROUP" as such term is defined in Section 13(d)(3) of the Exchange Act).

           (h) The term "SUBSIDIARY" or "SUBSIDIARIES" means, with respect to ASC, MeriStar or any other person, any entity of which ASC, MeriStar or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, stock or other equity interests the holders of which are generally entitled to more than 50% of the vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    SECTION 8.2 SURVIVAL. The representations and warranties in this Agreement and in any certificate delivered under this Agreement shall not survive the Effective Time. Each party agrees that, except for the representations and warranties contained in this Agreement, the MeriStar Disclosure Letter and the ASC Disclosure Letter, no party to this Agreement has made any other representations and warranties, and each party disclaims any other representations and warranties, made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other Representatives with respect to the execution and delivery of this Agreement or the transactions contemplated by this Agreement, notwithstanding the delivery or disclosure to any other party or any party's representatives of any documentation or other information with respect to any one or more of the foregoing.

    SECTION 8.3 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

    SECTION 8.4  GOVERNING LAW; WAIVER OF JURY TRIAL.

    (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES, EXCEPT THAT MATTERS GOVERNED OR AFFECTED BY THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SHALL BE GOVERNED BY THAT LAW.

    (b) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement, or the transactions contemplated by this agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 8.4(b).

    SECTION 8.5 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

    If to ASC or Merger Sub:

        American Skiing Company
       One Monument Way
       Portland, Maine 04101
       Attention: Christopher E. Howard
               Foster A. Stewart, Jr.
       Fax: (207) 791-2607

        with copies to:

        Shearman & Sterling
       599 Lexington Avenue
       New York, New York 10022-6069
       Attention: Mark Roppel, Esq.
       Fax: (212) 848-7179

               and

        Oak Hill Capital Partners, L.P.
       201 Main Street
       Forth Worth, Texas 76102
       Attention: Ray Pinson
       Fax: (817) 280-0576

               and

        Oak Hill Capital Management Partners, L.P.
       Park Avenue Tower
       65 East 55th Street
       New York, New York 10022
       Attention: Steven B. Gruber
               Bradford E. Bernstein
       Fax: (212) 838-8411

    If to MeriStar:

        MeriStar Hotels & Resorts, Inc.
       1010 Wisconsin Avenue, NW
       Washington, DC 20007
       Attention: Christopher L. Bennett, Esq.
       Telecopy: (202) 295-1026

        with a copy to:

        Paul, Weiss, Rifkind, Wharton & Garrison
       1285 Avenue of the Americas
       New York, New York 10019-6064
       Attention: Richard S. Borisoff, Esq.
       Fax: (212) 757-3990

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

    SECTION 8.6 ENTIRE AGREEMENT. This Agreement (including any annexes to this Agreement), the MeriStar Disclosure Letter and the ASC Disclosure Letter, the ASC Voting/Recapitalization Agreement and the MeriStar Voting Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter of this Agreement.

    SECTION 8.7  NO THIRD PARTY BENEFICIARIES.  Except as provided in Sec tion
5.10 this Agreement is not intended to confer upon any person other than the parties to this Agreement any rights or remedies under this Agreement.

    SECTION 8.8 AMENDMENT. This Agreement may be amended by the parties to this Agreement by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED that, after the approval of this Agreement by the stockholders of MeriStar or ASC, no amendment may be made that would reduce the amount or change the type of consideration into which each share of MeriStar Common Stock or ASC Class A Common Stock or ASC Series A Preferred Stock or ASC Series B Preferred Stock, as the case may be, shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties to this Agreement.

    SECTION 8.9 WAIVER. At any time prior to the Effective Time, any party to this Agreement may (a) extend the time for the performance of any obligation or other act of any other party to this Agreement, (b) waive any inaccuracy in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any agreement or condition contained in this Agreement. Any waiver of a condition set forth in
Section 6.1, or any determination that such a condition has been satisfied, will be effective only if made in writing by each of MeriStar and ASC and, unless otherwise specified in such writing, shall thereafter operate as a waiver (or satisfaction) of such conditions for any and all purposes of this Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    SECTION 8.10 OBLIGATIONS OF ASC AND OF MERISTAR. Whenever this Agreement requires an ASC Subsidiary to take any action, that requirement shall be deemed to include an undertaking on the part of ASC to cause that ASC Subsidiary to take that action. Whenever this Agreement requires a MeriStar Subsidiary to take any action, that requirement shall be deemed to include an undertaking on the part of MeriStar to cause that MeriStar Subsidiary to take that action and, after the Effective Time, on the part of the Surviving Corporation to cause that MeriStar Subsidiary to take that action.

    SECTION 8.11 SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of the provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of the provision, or the application of that provision, in any other jurisdiction.

    SECTION 8.12 INTERPRETATION. The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section, exhibit or annex, that reference shall be to a Section of or exhibit or annex to this Agreement unless otherwise indicated.

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
    SECTION 8.13 ASSIGNMENT. This Agreement shall not be assignable by operation of law or otherwise, except that pursuant to Section 1.1(b) ASC may designate, by written notice to MeriStar, an ASC Subsidiary that is wholly owned directly or indirectly by ASC to be merged with and into MeriStar in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such ASC Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such ASC Subsidiary as of the date of such designation.

    SECTION 8.14 SPECIFIC PERFORMANCE. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise reached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

                                                       MERISTAR HOTELS & RESORTS, INC.

                                                       By:  /s/ PAUL W. WHETSELL
                                                            -----------------------------------------
                                                            Name: Paul W. Whetsell
                                                            Title: CHIEF EXECUTIVE OFFICER AND
                                                                 CHAIRMAN OF THE BOARD

                                                       AMERICAN SKIING COMPANY

                                                       By:  /s/ LESLIE B. OTTEN
                                                            -----------------------------------------
                                                            Name: Leslie B. Otten
                                                            Title: PRESIDENT

                                                            ASC MERGER SUB, INC.

                                                       BY:  /S/ LESLIE B. OTTEN
                                                            -----------------------------------------
                                                            Name: Leslie B. Otten
                                                            Title: PRESIDENT

                                                                         ANNEX A

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                           DORAL INTERNATIONAL, INC.

    The undersigned, Foster A. Stewart, Jr., certifies that he is the of American Skiing Company, a corporation organized and existing under the laws of the State of Delaware (the "CORPORATION"), and does hereby further certify as follows:

    (1) The name of the corporation is American Skiing Company, and the original Certificate of Incorporation of the corporation was filed with the
       Secretary of State of the State of Delaware on             .

    (2) This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

    (3) The text of the Restated Certificate of Incorporation of the corporation as amended hereby is restated to read in its entirety, as follows:

    FIRST: The name of the corporation is Doral International, Inc.

    SECOND: The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

    THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

    FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 300,000,000, divided into 299,000,000 shares of common stock, par value of $0.01 per share ("COMMON STOCK"), and 1,000,000 shares of serial preferred stock, par value of $0.01 per share ("SERIAL PREFERRED STOCK").

    (1) VOTING RIGHTS.

    Subject to the provisions of any applicable law or of the Bylaws of the corporation, as from time to time amended, with respect to the closing of the transfer books or the fixing or a record date for the determination of stockholders entitled to vote:

    (a) Each holder of Common Stock shall be entitled to one vote for each share held, except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of shares of Serial Preferred Stock.

    (b) The holders of Serial Preferred Stock shall have such voting rights as are set forth elsewhere in this Certificate of Incorporation or as are fixed and determined by the Board of Directors for the particular series.

    (c) There shall be no cumulative voting rights, and no holders of stock of the corporation shall have pre-emptive rights to subscribe for any shares of any class of stock of the corporation whether now or hereafter authorized.

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
    (2) DIVIDENDS.

    Except as otherwise provided by the resolution or resolutions providing for the issue of any series of shares of Serial Preferred Stock, the holders of Common Stock shall be entitled to such dividends on a pro rata basis as may be declared from time to time by the Board of Directors, subject to the other provisions of this Certificate of Incorporation.

    (3) LIQUIDATION.

    In the event of the liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the holders of Common Stock shall be entitled to participate on a pro rata basis in the net assets of the corporation remaining after distributions to the holders of the Serial Preferred Stock.

    (4) SERIAL PREFERRED STOCK.

    The Board of Directors is authorized, subject to limitations prescribed by law and the other provisions herein, to provide for the issuance of the shares of Serial Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, provided that the aggregate number of shares issued and not canceled of any and all such series shall not exceed the total number of shares of Serial Preferred Stock hereinabove authorized, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof all as shall hereafter be stated and expressed in the resolution or resolutions providing for the issue of such shares of Serial Preferred Stock from time to time adopted by the Board of Directors.

    The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

    (i) The number of shares constituting that series and the distinctive designation of that series;

    (ii) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

   (iii) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

    (iv) Whether that series shall have conversion or exchangeability privileges, and, if so, the terms and conditions of such conversion or exchange, including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

    (v) Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in the case of redemption, which amount may vary under different conditions and at different redemption dates;

    (vi) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

   (vii) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

  (viii) Any conditions or restrictions upon the creation of indebtedness of the corporation or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other

                                     A-a-2
         distributions on, and the purchase, redemption or other acquisition by the corporation or any subsidiary of, any outstanding shares of the corporation; and

    (ix) Any other relative rights, preferences and limitations of that series.

    SERIES A 14% PREFERRED STOCK. The powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of the shares of Serial Preferred Stock designated the "Series A 14% Preferred Stock" are as set forth in this Article Fourth and in EXHIBIT B to this Certificate of Incorporation.

    (5) ISSUANCE FOR CONSIDERATION.

    Subject to the provisions of this Certificate of Incorporation and except as otherwise provided by law, the stock of the corporation, regardless of class, may be issued for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

    FIFTH: The incorporator of the corporation is Foster A. Stewart, Jr., whose mailing address is c/o American Skiing Company, Sunday River Road, Bethel, Maine 04217.

    SIXTH: Unless and except to the extent that the Bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

    SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the Bylaws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any Bylaw whether adopted by them or otherwise.

    EIGHTH: Except as otherwise provided in this Certificate of Incorporation, the corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

    NINTH: The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors. The number of directors of the corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the corporation. The directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third the total number of directors constituting the entire Board of Directors. The term of the initial Class I directors shall terminate on the date of the 2001 annual meeting of stockholders; the term of the initial Class II directors shall terminate on the date of the 2002 annual meeting of stockholders and the term of the initial Class III directors shall terminate on the date of the 2003 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2001, successors to the class of directors whose term expires at that annual meeting shall be elected for a three year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, however resulting, may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any

                                     A-a-3
director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected.

    Subject to the rights of the holders of any series of Serial Preferred Stock to elect additional directors under specified circumstances, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 66 percent of all votes entitled to be cast by all of the then outstanding shares of capital stock of the corporation in an election of directors at an annual meeting or at a special meeting of stockholders called for the purpose of removing such director.

    Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to Article Fourth applicable thereto.

    TENTH: Meetings of stockholders of the corporation may be held at such place, either within or outside the State of Delaware as may be designated by or in the manner provided in the Bylaws. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called, as provided in the Bylaws of the corporation, and may not be taken by a written consent of the stockholders pursuant to the Delaware General Corporation Law. Special meetings of stockholders of the corporation may be called at any time only by the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the Secretary of the Board, by the Chief Executive Officer or by a majority of the directors, and any power of stockholders to call a special meeting is specifically denied. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

    ELEVENTH: Personal Liability of Directors or Officers.

    (1) LIMITATION. No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law or (d) for any transaction from which the director derived an improper personal benefit.

    (2) INDEMNIFICATION AND ADVANCE OF EXPENSES. To the extent not prohibited by law, the corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "PROCEEDING"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was as a director or officer of the corporation, or, at the request of the corporation, is or was serving as a director or officer of any other corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise (an "OTHER ENTITY"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges). Persons who are not directors or officers of the corporation (or otherwise entitled to indemnification pursuant to the preceding sentence) may be similarly indemnified in respect of service to the corporation or to an Other Entity at the request of the corporation to the extent the corporation determines to provide such indemnification.

                                     A-a-4

    The corporation shall reimburse or advance to any director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding; provided, however, that, if required by the Delaware General Corporation Law, such expenses incurred by or on behalf of any director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the corporation of an undertaking, by or on behalf of such director or officer (or other person indemnified hereunder), to repay any such amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director, officer or other person is not entitled to be indemnified for such expenses.

    (3) RIGHTS NOT EXCLUSIVE. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article Eleventh shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

    (4) INSURANCE. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this Article Eleventh, the Certificate of Incorporation or under Section 145 of the General Corporation Law or any other provision of law.

    (5) BINDING EFFECT. The rights to indemnification and to the advancement of expenses conferred in this Article Eleventh shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators. No repeal or modification of this Article Eleventh shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

    (6) PROCEDURAL RIGHTS. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article Eleventh shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the corporation. Neither the failure of the corporation (including its directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the corporation (including its directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.

    (7) SERVICE DEEMED AT CORPORATION'S REQUEST. Any director or officer of the Corporation serving in any capacity (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the corporation or (b) any employee benefit

                                     A-a-5
plan of the corporation or any corporation referred to in clause (a) shall be deemed to be doing so at the request of the corporation.

    TWELFTH: Amendments.

    (1) CERTIFICATE OF INCORPORATION. The affirmative vote of the holders of not less than 66 percent of all votes entitled to be cast by all of the then outstanding shares of capital stock of the corporation in an election of directors shall be required to amend, repeal, or adopt any amendment to Article Ninth, Article Eleventh, Article Thirteenth or this Article Twelfth of this Certificate of Incorporation.

    (2) BYLAWS. The Bylaws may be altered or repealed and new Bylaws may be adopted (i) at any annual or special meeting of stockholders, by the affirmative vote of not less than a majority of all votes entitled to be cast by all of the then outstanding shares of capital stock of the corporation in the election of directors, provided, however, that any proposed alteration or repeal of, or the adoption of ay bylaw inconsistent with, Sections 2.3, 2.13 or 2.14 of Article 2 of the Bylaws, or any provision of Article 3 of the Bylaws, by stockholders shall require the affirmative vote of not less than 66 percent of all votes entitled to be cast by all of the then outstanding shares of capital stock of the corporation in an election of directors, or (ii) by the affirmative vote of a majority of the Board of Directors.

    THIRTEENTH: Ownership and Transfer Restrictions

    (1) DEFINITIONS.

    For the purposes of this Article Thirteenth, the following terms shall have the following meanings:

    "BENEFICIAL OWNERSHIP" shall mean ownership of Shares or MeriStar REIT Equity Stock, as applicable, by a Person either directly or under the constructive ownership rules of section 318(a) of the Code, as modified by section 856(d)(5) of the Code. The terms "Beneficial Owner," "Beneficially Owns," "Beneficially Own" and "Beneficially Owned" shall have the correlative meanings.

    "CHARITABLE BENEFICIARY" shall mean an organization or organizations described in sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board of Directors as the beneficiary or beneficiaries of the Excess Share Trust.

    "CODE" shall mean the Internal Revenue Code of 1986, as amended from time to time.

    "CORPORATION" shall mean Doral International, Inc.

    "COVERED PERSON" shall mean (i) a Person, who or which (ii) Beneficially Owns both outstanding shares of MeriStar REIT Equity Stock and Shares; provided that (A) during such time as the MeriStar REIT Common Stock is regularly traded, within the meaning of section 856(d)(3) of the Code, on the Exchange, clause (ii) of this definition shall be applied in the case of MeriStar REIT Common Stock by including only Persons who Beneficially Own outstanding shares of MeriStar REIT Common Stock in excess of 5% of the total outstanding shares of MeriStar REIT Common Stock and (B) during such time as the Common Stock of the Corporation is regularly traded, within the meaning of section 856(d)(3) of the Code, on the Exchange, clause (ii) of this definition shall be applied in the case of Common Stock of the Corporation by including only Persons who Beneficially Own outstanding shares of such Common Stock in excess of 5% of the total outstanding shares of Common Stock of the Corporation.

    "EXCESS SHARES" shall mean Shares resulting from an event described in
Section 3 of this Article Thirteenth.

    "EXCESS SHARE TRUST" shall mean the trust created pursuant to Section 3 and
Section 11 of this Article Thirteenth.

                                     A-a-6

    "EXCESS SHARE TRUSTEE" shall mean a person, who shall be unaffiliated with the Corporation, any Purported Beneficial Transferee and any Purported Record Transferee, identified by the Board of Directors as the trustee of the Excess Share Trust.

    "EXCHANGE" shall mean the New York Stock Exchange.

    "FAIR MARKET VALUE" shall mean the last reported sales price on the Exchange for Shares of the relevant class or series on the trading day immediately preceding the relevant date, or if not then traded on the Exchange, the last reported sales price for such Shares on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over or through which such Shares may be traded, or if not then traded over or through any exchange or quotation system, then the market price of such Shares on the relevant date as determined in good faith by the Board of Directors.

    "MERISTAR REIT COMMON STOCK" shall mean all outstanding shares of common stock, par value $.01 per share, of MeriStar Hospitality Corporation, including such shares that are held as Shares-in-Trust in accordance with Article V of the charter of MeriStar Hospitality Corporation (or any successor provision of such charter).

    "MERISTAR REIT EQUITY STOCK" shall mean all outstanding shares of stock of MeriStar Hospitality Corporation, including, without limitation, MeriStar REIT Common Stock, and shall include shares of stock of MeriStar Hospitality Corporation that are held as Shares-in-Trust in accordance with Article V of the charter of MeriStar Hospitality Corporation (or any successor provision of such charter).

    "OWNERSHIP LIMIT" shall mean 35%, of either (i) the total combined voting power of all outstanding Shares entitled to vote or (ii) the total outstanding Shares. The number and voting power of the outstanding Shares of any class or series shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof.

    "PERSON" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under section 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in section 642(c) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

    "PURPORTED BENEFICIAL TRANSFEREE" shall mean, with respect to any Excess Shares, the Person who would have been the beneficial holder of the Shares, if the Shares had not been transferred to the Excess Share Trust.

    "PURPORTED RECORD TRANSFEREE" shall mean, with respect to any purported Transfer which results in Excess Shares, the Person who would have been the record holder of the Shares, if the Shares had not been transferred to the Excess Share Trust.

    "REIT" shall mean a real estate investment trust under section 856 of the Code.

    "REIT PROVISIONS OF THE CODE" shall mean sections 856 through 860 of the Code and any successor or other provisions of the Code relating to real estate investment trusts (including provisions as to the attribution of ownership of beneficial interests therein) and the regulations promulgated thereunder.

    "RESTRICTION TERMINATION DATE" shall mean such date as may be determined by the Board of Directors as the date on which the ownership and transfer restrictions set forth in this Article Thirteenth should cease to apply; provided that such date may not be prior to the date on which MeriStar Hospitality Corporation makes a public announcement that neither MeriStar Hospitality Corporation nor any affiliate of MeriStar Hospitality Corporation that, directly or indirectly, has in effect any management agreement or other similar service contract pursuant to which the Corporation

                                     A-a-7
or any affiliate of the Corporation manages or operates any lodging or related facility of MeriStar Hospitality Corporation or any of its affiliates, intends to qualify as a REIT.

    "SHARES" shall mean the outstanding shares of the Corporation as may be authorized and issued from time to time pursuant to Article Fourth.

    "TRANSFER" shall mean any sale, transfer, gift, assignment, devise or other disposition of Shares (including (a) the granting of any option or entering into any agreement for the sale, transfer or other disposition of Shares, (b) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Shares and (c) any transfer or other disposition of any interest in Shares as a result of a change in the marital status of the holder thereof), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise. The terms "Transfers" and "Transferred" shall have the correlative meanings.

    (2) OWNERSHIP LIMITATION.

    (a) Subject to clause (c) of this Section 2, on any date prior to the Restriction Termination Date, one or more Covered Persons who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock may not Beneficially Own Shares in excess of the Ownership Limit;

    (b) Subject to clause (c) of this Section 2, until the Restriction Termination Date, any Transfer that, if effective, would result in one or more Covered Persons, who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock, Beneficially Owning Shares in excess of the Ownership Limit shall be void ab initio as to the Transfer of such Shares that would otherwise be Beneficially Owned by any Covered Person or Persons as a result of such Transfer and would result in one or more Covered Persons Beneficially Owning Shares in excess of the Ownership Limit and the intended transferee or transferees shall acquire no rights in such Shares; and

    (c) Nothing contained in this Article Thirteenth shall preclude the settlement of any transaction entered into through the facilities of the Exchange. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article Thirteenth and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article Thirteenth.

    (3) EXCESS SHARES.

    (a) If, notwithstanding the other provisions contained in this Article Thirteenth, at any time prior to the Restriction Termination Date, there is a purported Transfer such that one or more Covered Persons, who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock, would Beneficially Own Shares in excess of the Ownership Limit (a "PROHIBITED TRANSFER"), then Shares Beneficially Owned by the Covered Person or Persons who or which would otherwise be the Beneficial Owner of Shares as a result of the Prohibited Transfer shall be automatically designated as Excess Shares (without reclassification) until no one or more Covered Persons, who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock, Beneficially Own Shares in excess of the Ownership Limit. The designation of such Shares as Excess Shares shall be effective as of the close of business on the business day prior to the date of the purported Transfer. If, after designation of such Shares owned directly by a Covered Person as Excess Shares, one or more Covered Persons still Beneficially Own Shares in excess of the Ownership Limit, Shares Beneficially Owned constructively by such Covered Person as a result of the Prohibited Transfer shall be designated as Excess Shares until no one or more Covered Person or Persons, who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of

                                     A-a-8

34.9% of the total outstanding shares of MeriStar REIT Equity Stock, Beneficially Own Shares in excess of the Ownership Limit. Where a Covered Person Beneficially Owns Shares constructively through one or more Persons and the Shares held by such other Persons must be designated as Excess Shares, the designation of Shares held by such other Persons as Excess Shares shall be pro rata.

    (b) If, at any time prior to the Restriction Termination Date, an event other than a purported Transfer (an "EVENT") occurs as a result of which one or more Covered Persons, who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock, would Beneficially Own Shares in excess of the Ownership Limit (a "PROHIBITED EVENT"), then Shares Beneficially Owned by each such Covered Person who or which would be otherwise the Beneficial Owner of Shares as a result of the Prohibited Event shall be automatically designated as Excess Shares to the extent necessary to eliminate such excess ownership. The designation of Shares as Excess Shares shall be effective as of the close of business on the business day prior to the date of the Event. In determining which Shares are designated as Excess Shares, Shares Beneficially Owned by any Covered Person who caused the Event to occur shall be designated as Excess Shares before any Shares not so held are designated. Where several similarly situated Covered Persons exist, the designation of Shares as Excess Shares shall be pro rata. If Shares held by any Covered Person are required to be designated as Excess Shares pursuant to this clause (b) of this Section 3 of this Article Thirteenth, Shares beneficially held by such Covered Person shall first be designated before Shares Beneficially Owned constructively are designated. Where such Covered Person Beneficially Owns Shares constructively through one or more Persons and the Shares held by such other Persons must be designated as Excess Shares, the designation of Shares held by such other Persons as Excess Shares shall be pro rata.

    (4) PREVENTION OF TRANSFER.

    If the Board of Directors or its designee shall at any time determine in good faith that a Transfer has taken place in violation of Section 2 of this Article Thirteenth or that a Person intends to acquire or has attempted to acquire Beneficial Ownership (determined without reference to any rules of attribution) of any Shares in violation of Section 2 of this Article Thirteenth, the Board of Directors or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer, including, but not limited to, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer; provided, however, that any Transfers or attempted Transfers in violation of Section 2 of this Article Thirteenth shall automatically result in the designation and treatment described in Section 3 of this Article Thirteenth, irrespective of any action (or non-action) by the Board of Directors.

    (5) NOTICE TO CORPORATION.

    Any Person who acquires or attempts to acquire Shares in violation of
Section 2 of this Article Thirteenth, or any Covered Person who is a transferee such that Excess Shares result under Section 3 of this Article, shall immediately give written notice or, in the event of a proposed or attempted Transfer, give at least 15 days prior written notice, to the Corporation of such event. Such Person shall also provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer or attempted Transfer on the status of MeriStar Hospitality Corporation or any affiliate of MeriStar Hospitality Corporation as a REIT and shall execute and deliver such instruments and provide such further cooperation and assistance as the Board of Directors deems advisable to preserve the status of MeriStar Hospitality Corporation or any affiliate of MeriStar Hospitality Corporation as a REIT.

                                     A-a-9

    (6) INFORMATION FOR CORPORATION.

    Until the Restriction Termination Date, each Covered Person who is a Beneficial Owner of Shares and each Covered Person (including the stockholder of record) who is holding Shares for a Beneficial Owner shall provide to the Corporation in writing such information with respect to direct, indirect and constructive ownership of Shares as the Board of Directors deems reasonably necessary to comply with the provisions of the Code applicable to the status of MeriStar Hospitality Corporation or any of its affiliates as a REIT, to determine the status of MeriStar Hospitality Corporation or any of its affiliates as a REIT, or to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    (7) OTHER ACTION BY BOARD OF DIRECTORS.

    Subject to Section 2 of this Article Thirteenth, nothing contained in this Article Thirteenth shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the status of MeriStar Hospitality Corporation or any affiliate of MeriStar Hospitality Corporation as a REIT.

    (8) AMBIGUITIES.

    In the case of an ambiguity in the application of any of the provisions of this Article Thirteenth, including any definition contained in Section 1, the Board of Directors shall have the power to determine the application of the provisions of this Article Thirteenth with respect to any situation based on the facts known to it. In the event this Article Thirteenth requires or permits an action by the Board of Directors and the Certificate of Incorporation fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Article Thirteenth.

    (9) LEGEND.

    Each certificate for Shares shall bear substantially the following legend:

    The securities represented by this certificate are subject to restrictions on ownership and transfer. This description is a summary only, and is qualified in its entirety by reference to the full transfer restrictions in the Certificate of Incorporation of Doral International, Inc. (the "CORPORATION"), a copy of which will be supplied free of charge at any stockholder's request. Except as otherwise provided pursuant to the Certificate of Incorporation of the Corporation, one or more Covered Persons, who or which Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock, may not Beneficially Own outstanding shares of the Corporation in excess of 35% of either (i) the total combined voting power of all outstanding shares entitled to vote or (ii) the total outstanding shares of the Corporation. Any Person who attempts or proposes to, alone or in combination with other Persons, Beneficially Own shares of the Corporation that would result in a violation of the above limitations must notify the Corporation in writing at least 15 days prior to such proposed or attempted Transfer. All capitalized terms not defined in this legend have the meanings defined in the Certificate of Incorporation of the Corporation, a copy of which, including the restrictions on transfer, will be furnished to each stockholder on request and without charge. If the restrictions on transfer are violated, the securities represented hereby which are in excess of the above limitations will be designated and treated as Excess Shares which will be held in trust by the Excess Share Trustee for the benefit of the Charitable Beneficiary.

    Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

                                     A-a-10

    (10) SEVERABILITY.

    If any provision of this Article Thirteenth or any application of any such provision is determined to be void, invalid or unenforceable by any court having jurisdiction over the issue, the validity and enforceability of the remaining provisions shall be affected only to the extent necessary to comply with the determination of such court.

    (11) TRANSFER OF EXCESS SHARES.

    Upon any purported Transfer that results in Excess Shares pursuant to
Section 3 of this Article Thirteenth, such Excess Shares shall be automatically transferred to the Excess Share Trustee, as trustee of a special trust for the exclusive benefit of the Charitable Beneficiary. The Corporation shall name a Charitable Beneficiary, if one does not already exist, within five days of the discovery of any designation of any Excess Shares; however, the failure to so name a Charitable Beneficiary shall not affect the designation of Shares as Excess Shares or the transfer thereof to the Excess Share Trustee. Excess Shares so held in trust shall be issued and outstanding Shares of the Corporation. The Purported Record Transferee shall have no rights in such Excess Shares except as expressly provided in this Article Thirteenth.

    (12) DISTRIBUTIONS ON EXCESS SHARES.

    Any dividends (whether taxable as a dividend, return of capital or otherwise) on Excess Shares shall be paid to the Excess Share Trust for the benefit of the Charitable Beneficiary. Upon liquidation, dissolution or winding up, the Purported Record Transferee shall receive, for each Excess Share, the lesser of (1) the amount per share of any distribution made upon liquidation, dissolution or winding up and (2) the price paid by the Purported Record Transferee for the Excess Shares, or if the Purported Record Transferee did not give value for the Excess Shares, the Fair Market Value of the Excess Shares on the day of the event causing the Excess Shares to be held in trust. Any such dividend or distribution paid to the Purported Record Transferee in excess of the amount provided in the preceding sentence prior to the discovery by the Corporation that the Shares with respect to which the dividend or distribution was made had been designated as Excess Shares shall be repaid, upon demand, to the Excess Share Trust for the benefit of the Charitable Beneficiary.

    (13) VOTING OF EXCESS SHARES.

    The Excess Share Trustee shall be entitled to vote the Excess Shares on behalf of the Charitable Beneficiary on any matter. Subject to Delaware law, any vote cast by a Purported Record Transferee with respect to the Excess Shares prior to the discovery by the Corporation that the Excess Shares were held in trust will be rescinded ab initio; provided, however, that if the Corporation has already taken irreversible action with respect to a merger, reorganization, sale of all or substantially all the assets, dissolution of the Corporation or other action by the Corporation, then the vote cast by the Purported Record Transferee shall not be rescinded. The owner of the Excess Shares will be deemed to have given an irrevocable proxy to the Excess Share Trustee to vote the Excess Shares for the benefit of the Charitable Beneficiary.

    Notwithstanding the provisions of this Article Thirteenth, until the Corporation has received notification that Excess Shares have been transferred into an Excess Share Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

                                     A-a-11

    (14) NON-TRANSFERABILITY OF EXCESS SHARES.

    Excess Shares shall be transferable only as provided in this Section 14. At the direction of the Board of Directors, the Excess Share Trustee shall transfer the Shares held in the Excess Share Trust to a Person or Persons whose ownership of such Shares will not violate the Ownership Limit. If such a transfer is made to such a Person or Persons, the interest of the Charitable Beneficiary shall terminate and the designation of such Shares as Excess Shares shall thereupon cease. The Purported Record Transferee shall receive the lesser of (1) the price paid by the Purported Record Transferee for the Excess Shares or, if the Purported Record Transferee did not give value for the Excess Shares, the Fair Market Value of the Excess Shares on the day of the event causing the Excess Shares to be held in trust, and (2) the price received by the Excess Share Trust from the sale or other disposition of the Excess Shares. Any proceeds in excess of the amount payable to the Purported Record Transferee will be paid to the Charitable Beneficiary. The Excess Share Trustee shall be under no obligation to obtain the highest possible price for the Excess Shares. Prior to any transfer of any Excess Shares by the Excess Share Trustee, the Corporation must have waived in writing its purchase rights under Section 15. It is expressly understood that the Purported Record Transferee may enforce the provisions of this Section 14 against the Charitable Beneficiary.

    If any of the foregoing restrictions on transfer of Excess Shares is determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the Purported Record Transferee may be deemed, at the option of the Corporation, to have acted as an agent of the Corporation in acquiring such Excess Shares in trust and to hold such Excess Shares on behalf of the Corporation.

    (15) CALL BY CORPORATION ON EXCESS SHARES.

    Excess Shares shall be deemed to have been offered for sale to the Corporation, or its designee, at a price equal to the lesser of (a) the price paid by the Purported Record Transferee for the Excess Shares or, if the Purported Record Transferee did not give value for the Excess Shares, the Fair Market Value of the Excess Shares on the day of the event causing the Excess Shares to be held in trust and (b) the Fair Market Value of the Excess Shares on the date the Corporation, or its designee, accepts such offer (the "REDEMPTION PRICE"). The Corporation shall have the right to accept such offer for a period of ninety days after the later of (x) the date of the purported Transfer which resulted in such Excess Shares and (y) the date the Board of Directors determines in good faith that a purported Transfer resulting in Excess Shares has occurred, if the Corporation does not receive a notice of such purported Transfer pursuant to Section 5 of this Article but in no event later than a permitted Transfer pursuant to and in compliance with the terms of Section 14 of this Article. Unless the Board of Directors determines that it is in the interest of the Corporation to make earlier payments of all of the amount determined as the Redemption Price in accordance with the preceding sentence, the Redemption Price may be payable at the option of the Board of Directors at any time up to but not later than the date five years after the date the Corporation accepts the offer to purchase the Excess Shares. The Corporation shall pay interest at the applicable federal rate under section 1274(d) of the Code, or any successor provision, to the Purported Record Transferee.

    (16) UNDERWRITTEN OFFERINGS.

    The Ownership Limit shall not apply to the acquisition of Shares or rights, options or warrants for, or securities convertible into, Shares by an underwriter in a public offering, provided that (i) the underwriter makes a timely distribution of such Shares or rights, options or warrants for, or securities convertible into, Shares and (ii) the underwriter, alone or in combination with one or more other Covered Persons, does not Beneficially Own outstanding shares of MeriStar REIT Equity Stock in excess of 34.9% of the total outstanding shares of MeriStar REIT Equity Stock.

                                     A-a-12

    (17) ENFORCEMENT.

    The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article Thirteenth.

    (18) NON-WAIVER.

    No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

    (19) AMENDMENT.

    Notwithstanding any other provision of this certificate or the Bylaws of the Corporation, the provisions of this Article Thirteenth shall not be amended, altered, changed or repealed without the affirmative vote of all of the directors of the Corporation who are not officers or employees of the Corporation or any affiliate of the Corporation.

    IN WITNESS WHEREOF, American Skiing Company has caused this certificate to
be signed on this   day of       , 2000.

                                          Foster A. Stewart, Jr.
                                          [Title]

                                     A-a-13

                                                                         ANNEX B

                                     BYLAWS
                                       OF
                           DORAL INTERNATIONAL, INC.
                            (A DELAWARE CORPORATION)

                            ------------------------

                                   ARTICLE 1
                                  DEFINITIONS

    As used in these Bylaws, unless the context otherwise requires, the term:

    1.1 "ASSISTANT SECRETARY" means an Assistant Secretary of the Corporation.

    1.2 "ASSISTANT TREASURER" means an Assistant Treasurer of the Corporation.

    1.3 "BOARD" means the Board of Directors of the Corporation.

    1.4 "BYLAWS" means the bylaws of the Corporation, as amended from time to time.

    1.5 "CERTIFICATE OF INCORPORATION" means the certificate of incorporation of the Corporation, as amended, supplemented or restated from time to time.

    1.6 "CHAIRMAN" means the Chairman of the Board of Directors of the Corporation.

    1.7 "CHIEF EXECUTIVE OFFICER" means the Chief Executive Officer of the Corporation.

    1.8 "CORPORATION" means Doral International, Inc.

    1.9 "DIRECTORS" means directors of the Corporation.

    1.10 "ENTIRE BOARD" means all directors of the Corporation in office, whether or not present at a meeting of the Board, but disregarding vacancies.

    1.11 "GENERAL CORPORATION LAW" means the General Corporation Law of the State of Delaware, as amended from time to time.

    1.12 "OFFICE OF THE CORPORATION" means the executive office of the Corporation, anything in Section 131 of the General Corporation Law to the contrary notwithstanding.

    1.13 "SECRETARY" means the Secretary of the Corporation.

    1.14 "STOCKHOLDERS" means stockholders of the Corporation.

    1.15 "TREASURER" means the Treasurer of the Corporation.

    1.16 "VICE PRESIDENT" means a Vice President of the Corporation.

                                   ARTICLE 2
                                  STOCKHOLDERS

    2.1 PLACE OF MEETINGS. Every meeting of stockholders shall be held at the office of the Corporation or at such other place within or without the State of Delaware as shall be specified or fixed in the notice of such meeting or in the waiver of notice thereof.

    2.2 ANNUAL MEETING. A meeting of stockholders shall be held annually for the election of Directors and the transaction of other business at such hour and on such business day or as may be determined by the Board and designated in the notice of meeting.

                                     A-b-1

    2.3 OTHER SPECIAL MEETINGS. A special meeting of stockholders (other than a special meeting for the election of Directors), unless otherwise prescribed by statute, may be called at any time only by the Chairman of the Board, the Vice Chairman of the Board, the Secretary of the Board, by the Chief Executive Officer or by a majority of the Directors. At any special meeting of stockholders only such business may be transacted as is related to the purpose or purposes of such meeting set forth in the notice thereof given pursuant to
Section 2.5 hereof or in any waiver of notice thereof given pursuant to
Section 2.6 hereof. Any power of stockholders to call a special meeting is specifically denied.

    2.4 FIXING RECORD DATE. For the purpose of (a) determining the stockholders entitled (i) to notice of or to vote at any meeting of stockholders or any adjournment thereof, (ii) to receive payment of any dividend or other distribution or allotment of any rights, or entitled (iii) to exercise any rights in respect of any change, conversion or exchange of stock; or (b) any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date was adopted by the Board and which record date shall not be (x) in the case of clause (a)(i) above, more than sixty nor less than ten days before the date of such meeting or (y) in the case of clause (a)(iii) or (b) above, more than sixty days prior to such action. If no such record date is fixed:

        2.4.1 The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

        2.4.2 The record date for determining stockholders for any purpose other than that specified in Section 2.4.1 shall be at the close of business on the day on which the Board adopts the resolution relating thereto;

        2.4.3 When a determination of stockholders entitled to notice of or to vote at any meeting of stockholders has been made as provided in this
    Section 2.4, such determination shall apply to any adjournment thereof unless the Board fixes a new record date for the adjourned meeting.

    2.5 NOTICE OF MEETINGS OF STOCKHOLDERS. Except as otherwise provided in Sections 2.4 and 2.6 hereof, whenever under the provisions of any statute, the Certificate of Incorporation or these Bylaws, stockholders are required or permitted to take any action at a meeting, written notice shall be given stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by any statute, the Certificate of Incorporation or these Bylaws, a copy of the notice of any meeting shall be given, personally or by mail, not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to notice of or to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. An affidavit of the Secretary or an Assistant Secretary that the notice required by this Section 2.5 has been given shall be prima facie evidence of the facts stated therein. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted at the meeting as originally called. If, however, the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

    2.6 WAIVER OF NOTICE. Whenever the giving of any notice is required by statute, the Certificate of Incorporation or these Bylaws, a waiver thereof, in writing, signed by the stockholder or stockholders entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a stockholder at a meeting shall constitute a waiver of

                                     A-b-2
notice of such meeting except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice unless so required by statute, the Certificate of Incorporation or these Bylaws.

    2.7 LIST OF STOCKHOLDERS. The Secretary shall prepare and make, or cause to be prepared and made, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, the stockholder's agent, or attorney, at the stockholder's expense, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. The Corporation shall maintain the stockholder list in written form or in another form capable of conversion into written form within a reasonable time. Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, they shall be ineligible for election to any office at such meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

    2.8 QUORUM OF STOCKHOLDERS; ADJOURNMENT; ORDER OF BUSINESS. Except as otherwise provided by any statute, the Certificate of Incorporation or these Bylaws, the holders of one-third of all outstanding shares of stock entitled to vote at any meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting. When a quorum is once present to organize a meeting of stockholders, it is not broken by the subsequent withdrawal of any stockholders. The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chair shall have the power to adjourn the meeting to another place, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

    2.9 VOTING; PROXIES. Unless otherwise provided in the Certificate of Incorporation, every stockholder of record shall be entitled at every meeting of stockholders to one vote for each share of capital stock standing in his or her name on the record of stockholders determined in accordance with Section 2.4 hereof. If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, each reference in the Bylaws or the General Corporation Law to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock. The provisions of Sections 212 and 217 of the General Corporation Law shall apply in determining whether any shares of capital stock may be voted and the persons, if any, entitled to vote such shares; but the Corporation shall be protected in assuming that the persons in whose names shares of capital stock stand on the stock ledger of the Corporation are entitled to vote such shares. Holders of redeemable shares of stock are not entitled to vote after the notice of redemption is mailed to such holders and a sum sufficient to redeem the stocks has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on

                                     A-b-3
surrender of the shares of stock. At any meeting of stockholders (at which a quorum was present to organize the meeting), all matters, except as otherwise provided by statute or by the Certificate of Incorporation or by these Bylaws, shall be decided by a majority of the votes cast affirmatively or negatively on any such matter at such meeting by the holders of shares present in person or represented by proxy and entitled to vote thereon, whether or not a quorum is present when the vote is taken. All elections of Directors shall be by written ballot unless otherwise provided in the Certificate of Incorporation. In voting on any other question on which a vote by ballot is required by law or is demanded by any stockholder entitled to vote, the voting shall be by ballot. Each ballot shall be signed by the stockholder voting or the stockholder's proxy and shall state the number of shares voted. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. The validity and enforceability of any proxy shall be determined in accordance with Section 212 of the General Corporation Law. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary.

    2.10 VOTING PROCEDURES AND INSPECTORS OF ELECTION AT MEETINGS OF STOCKHOLDERS. The Board, in advance of any meeting of stockholders, may appoint one or more inspectors to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed or is able to act at a meeting, the person presiding at the meeting may appoint, and on the request of any stockholder entitled to vote thereat shall appoint, one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies or votes, or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise.

    2.11 ORGANIZATION. At each meeting of stockholders, the Chief Executive Officer, or in the absence of the Chief Executive Officer, the Chairman, or if there is no Chairman or if there be one and the Chairman is absent, a Vice President, and in case more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President, based on age, present), shall act as chairman of the meeting. The Secretary, or in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. In case none of the officers above designated to act as chairman or secretary of the meeting, respectively, shall be present, a chairman or a secretary of the meeting, as the case may be, shall be chosen by a majority of the votes cast at such meeting by the holders of shares of capital stock present in person or represented by proxy and entitled to vote at the meeting.

    2.12 WRITTEN CONSENT OF STOCKHOLDERS. Not Permitted. Any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly called annual or special meeting of such holders and may not be taken by any consent in writing by such stockholders.

                                     A-b-4

    2.13 ADVANCE NOTICE OF STOCKHOLDER PROPOSALS. At any annual or special meeting of stockholders, proposals by stockholders and persons nominated for election as Directors by stockholders shall be considered only if advance notice thereof has been timely given as provided herein and such proposals or nominations are otherwise proper for consideration under applicable law and the Certificate of Incorporation and these Bylaws. Notice of any proposal to be presented by any stockholder or of the name of any person to be nominated by any stockholder for election as a Director of the Corporation at any meeting of stockholders shall be delivered to the Secretary of the Corporation at its principal executive office not less than 60 nor more than 90 days prior to the date of the meeting; provided, however, that if the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 70 days prior to the date of the meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Public notice shall be deemed to have been given more than 70 days in advance of the annual meeting if the Corporation shall have previously disclosed, in these Bylaws or otherwise, that the annual meeting in each year is to be held on a determinable date, unless and until the Board determines to hold the meeting on a different date. Any stockholder who gives notice of any such proposal shall deliver therewith the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of the Corporation beneficially owned by such stockholder and any material interest of such stockholder in the proposal (other than as a stockholder). Any stockholder desiring to nominate any person for election as a Director of the Corporation shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number and class of all shares of each class of stock of the Corporation beneficially owned by such person, the information regarding such person required by paragraphs
(a), (e) and (f) of Item 401 of Regulation S-K adopted by the Securities and Exchange Commission (or the corresponding provisions of any regulation subsequently adopted by the Securities and Exchange Commission applicable to the Corporation), such person's signed consent to serve as a Director of the Corporation if elected, such stockholder's name and address and the number and class of all shares of each class of stock of the Corporation beneficially owned by such stockholder. As used herein, shares "beneficially owned" shall mean all shares as to which such person, together with such person's affiliates and associates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934), may be deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as well as all shares as to which such person, together with such person's affiliates and associates, has the right to become the beneficially owner pursuant to any agreement or understanding, or upon the exercise of warrants, options or rights to convert or exchange (whether such rights are exercisable immediately or only after the passage of time or the occurrence of conditions). The person presiding at the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall determine whether such notice has been duly given and shall direct that proposals and nominees not be considered if such notice has not been given.

                                   ARTICLE 3
                                   DIRECTORS

    3.1 GENERAL POWERS. Except as otherwise provided in the Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board. The Board may adopt such rules and regulations, not inconsistent with the Certificate of Incorporation or these Bylaws or applicable laws, as it may deem proper for the conduct of its meetings and the management of the Corporation. In addition to the powers expressly conferred by these Bylaws, the Board may exercise all powers and perform all acts that are not required, by these Bylaws or the Certificate of Incorporation or by statute, to be exercised and performed by the stockholders.

    3.2 NUMBER AND ELECTION. Subject to the rights, if any, of holders of preferred stock of the Corporation, the Board of Directors shall consist of not less than seven nor more than fourteen

                                     A-b-5
members, the exact number of which shall be fixed from time to time by the Board of Directors. Except as provided elsewhere in the Certificate of Incorporation, Directors shall be elected by a majority of the votes cast at annual meetings of stockholders, and each Director so elected shall hold office as provided in the Certificate of Incorporation. Directors need not be stockholders.

    3.3 VACANCIES AND REMOVAL. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board of Directors, including newly created directorships created by an increase in the number of Directors, may be filled by a majority of the remaining Directors or by the sole remaining Director. The Directors of the Corporation shall be divided into three Classes, designated "Class I", "Class II" and "Class III" respectively. The initial term of office of Class I shall expire on the date of the 2001 annual meeting of stockholders of the Corporation. The initial term of office of Class II shall expire on the date of the 2002 annual meeting of stockholders of the Corporation, and the initial term of office of Class III shall expire on the date of the 2003 annual meeting of stockholders of the Corporation. Commencing with the annual meeting of stockholders of the Corporation at which the initial term of office of the Class III Directors expires, each Director elected to succeed those Directors whose terms have thereupon expired shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such Director was elected.

In the event of any increase or decrease in the authorized number of Directors,
(a) each Director then serving as such shall nonetheless continue as a Director of the class of which he is a member until the expiration of his current term, or his earlier death, retirement, resignation, or removal, and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of Directors so as to maintain such classes as nearly equal in number as reasonably possible. If such equality is not possible, the increase or decrease shall be apportioned among the classes in such a way that the difference in the number of Directors in any two classes shall not exceed one.

    3.4 RESIGNATION. Any Director may resign at any time by written notice to the Corporation. Such resignation shall take effect at the time therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective.

    3.5 COMPENSATION. Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees for attendance at Directors' meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this
Section 3.5 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor.

    3.6 TIMES AND PLACES OF MEETINGS. The Board may hold meetings, both regular and special, either within or without the State of Delaware. The times and places for holding meetings of the Board may be fixed from time to time by resolution of the Board or (unless contrary to a resolution of the Board) in the notice of the meeting.

    3.7 ANNUAL MEETINGS. On the day when and at the place where the annual meeting of stockholders for the election of Directors is held, and as soon as practicable thereafter, the Board may hold its annual meeting, without notice of such meeting, for the purposes of organization, the election of officers and the transaction of other business. The annual meeting of the Board may be held at any

                                     A-b-6
other time and place specified in a notice given as provided in Section 3.10 hereof for special meetings of the Board or in a waiver of notice thereof.

    3.8 REGULAR MEETINGS. Regular meetings of the Board may be held without notice at such times and at such places as shall from time to time be determined by the Board.

    3.9 SPECIAL MEETINGS. Special meetings of the Board may be called by the Chairman, the Chief Executive Officer or the Secretary or majority of the Entire Board then serving on at least one day's notice to each Director given by one of the means specified in Section 3.12 hereof other than by mail, or on at least three days' notice if given by mail. Special meetings shall be called by the Chairman, Chief Executive Officer or Secretary in like manner and on like notice on the written request of any two or more of the Directors then serving.

    3.10 TELEPHONE MEETINGS. Directors or members of any committee designated by the Board may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.10 shall constitute presence in person at such meeting.

    3.11 ADJOURNED MEETINGS. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn such meeting to another time and place. At least one day's notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.12 hereof other than by mail, or at least three days' notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

    3.12 NOTICE PROCEDURE. Subject to Sections 3.9 and 3.15 hereof, whenever, under the provisions of any statute, the Certificate of Incorporation or these Bylaws, notice is required to be given to any Director, such notice shall be deemed given effectively if given in person or by telephone, by mail addressed to such Director at such Director's address as it appears on the records of the Corporation, with postage thereon prepaid, or by telegram, telex, telecopy or similar means addressed as aforesaid.

    3.13 WAIVER OF NOTICE. Whenever the giving of any notice is required by statute, the Certificate of Incorporation or these Bylaws, a waiver thereof, in writing, signed by the person or persons entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Directors or a committee of Directors need be specified in any written waiver of notice unless so required by statute, the Certificate of Incorporation or these Bylaws.

    3.14 ORGANIZATION. At each meeting of the Board, the Chairman, or in the absence of the Chairman, the Chief Executive Officer, or in the absence of the Chief Executive Officer, a chairman chosen by a majority of the Directors present, shall preside. The Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

    3.15 QUORUM OF DIRECTORS. Except as otherwise expressly provided by statute or the Certificate of Incorporation, the presence in person of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board, but a majority of a smaller number may adjourn any such meeting to a later date.

                                     A-b-7

    3.16 ACTION BY MAJORITY VOTE. Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, the act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board.

    3.17 ACTION WITHOUT MEETING. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                                   ARTICLE 4
                            COMMITTEES OF THE BOARD

    4.1 ESTABLISHMENT; AUTHORITY. The Board of Directors, by a resolution adopted by a majority of the Directors then in office, may designate from among its members an executive committee and other committees, each consisting of two or more Directors, and may delegate to such committee or committees any part or all of the authority of the Board of Directors, except as otherwise provided by
Section 141(c)(2) of the Delaware General Corporation Law, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation.

    4.2 PROCEDURES. Vacancies in the membership of a committee shall be filled by resolution adopted by a majority of the Directors then in office. Committees shall keep minutes of their proceedings and report the same to the Board of Directors. Members of a committee may be removed from office, with or without cause, by resolution adopted by a majority of the Directors then in office. Any person or persons authorized to call a meeting of the Board of Directors, as well as the chairman of a committee or the committee itself, may call a meeting of a committee. Except as hereinbefore otherwise provided, so far as applicable, the provisions of these Bylaws relating to the calling, noticing and conduct of meetings of the Board of Directors shall govern the calling, noticing and conduct of meetings of committees.

                                   ARTICLE 5
                                    OFFICERS

    5.1 POSITIONS. The officers of the Corporation shall be a Chief Executive Officer, a Secretary, a Treasurer and such other officers as the Board may appoint, including a Chairman, one or more Vice Presidents and one or more Assistant Secretaries and Assistant Treasurers, who shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The Board may designate one or more Vice Presidents as Executive Vice Presidents and may use descriptive words or phrases to designate the standing, seniority or areas of special competence of the Vice Presidents elected or appointed by it. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide.

    5.2 APPOINTMENT. The officers of the Corporation shall be chosen by the Board at its annual meeting or at such other time or times as the Board shall determine.

    5.3 COMPENSATION. The compensation of all officers of the Corporation shall be fixed by, or in the manner prescribed by, the Board. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that the officer is also a Director.

                                     A-b-8

    5.4 TERM OF OFFICE. Each officer of the Corporation shall hold office for the term for which he or she is elected and until such officer's successor is chosen and qualifies or until such officer's earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any. The Chief Executive Officer (and any other officer which may at any time be deemed to be the Chief Executive Officer, if the Chief Executive Officer is not so identified) may be removed prior to the 2003 annual meeting of the stockholders of the Corporation only by the affirmative vote of a majority of the Directors, including at least one director not nominated by Oak Hill Capital Partners, L.P. or its affiliates.

    The Chief Executive Officer shall have sole authority to remove the Chief Operating Officer, Resorts, the Chief Operating Officer, Hotel Management and Bridgestreet, the Chief Financial Officer, the President, Real Estate, the General Counsel of the Corporation, the Chief Operating Officer (or equivalent position) of Doral Management Co., Inc, and any other executive officer of the Corporation.

    5.5 FIDELITY BONDS. The Corporation may secure the fidelity of any or all of its officers or agents by bond or otherwise.

    5.6 CHAIRMAN. The Chairman, if one shall have been appointed, shall preside at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by the Board.

    5.7 CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall have responsibility for the management and direction of the business and affairs of the Corporation and shall exercise such duties as customarily pertain to the office of the Chief Executive Officer and such other duties as may be prescribed from time to time by the Board and shall have general supervision over the business of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of Directors. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board at which the Chairman (if there be one) is not present. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation or shall be required by statute otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer of a corporation and such other duties as may from time to time be assigned to the Chief Executive Officer by the Board.

    5.8 VICE PRESIDENTS. At the request of the Chief Executive Officer, or, in the Chief Executive Officer's absence, at the request of the Board, the Vice Presidents shall (in such order as may be designated by the Board, or, in the absence of any such designation, in order of seniority based on age) perform all of the duties of the Chief Executive Officer and, in so performing, shall have all the powers of, and be subject to all restrictions upon, the Chief Executive Officer. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these Bylaws to some other officer or agent of the Corporation, or shall be required by statute otherwise to be signed or executed, and each Vice President shall perform such other duties as from time to time may be assigned to such Vice President by the Board or by the Chief Executive Officer.

    5.9 SECRETARY. The Secretary shall attend all meetings of the Board and of the stockholders and shall record all the proceedings of the meetings of the Board and of the stockholders in a book to be kept for that purpose, and shall perform like duties for committees of the Board, when required. The Secretary or an Assistant Secretary may certify all votes, resolutions and actions of the stockholders and the Board of Directors and its committees. The Secretary shall give, or cause to be given, notice of all

                                     A-b-9
special meetings of the Board and of the stockholders and shall perform such other duties as may be prescribed by the Board or by the Chief Executive Officer, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation, and the Secretary, or an Assistant Secretary, shall have authority to impress the same on any instrument requiring it, and when so impressed the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to impress the seal of the Corporation and to attest the same by such officer's signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Chief Executive Officer or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, shall see that the reports, statements and other documents required by statute are properly kept and filed and, in general, shall perform all duties incident to the office of Secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board or by the Chief Executive Officer.

    5.10 ASSISTANT SECRETARIES. The Assistant Secretary, or if there be more than one, the Assistant Secretaries, in the order determined by the Board of Directors, shall, in case of the absence or disability of the Secretary, have the authority and perform the duties of the Secretary.

    5.11 TREASURER. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board; against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed; regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation; have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same; render to the Chief Executive Officer or the Board, whenever the Chief Executive Officer or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation; exhibit at all reasonable times the records and books of account to any of the Directors upon application at the office of the Corporation where such records and books are kept; disburse the funds of the Corporation as ordered by the Board; and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board or the Chief Executive Officer.

    5.12 ASSISTANT TREASURERS. Except as otherwise provided herein, the Assistant Treasurer, or, if there shall be more than one, the Assistant Treasurers, in the order determined by the Board of Directors, shall, in case of the absence or disability of the Treasurer, have the authority and perform the duties of the Treasurer.

                                   ARTICLE 6
                      VOTING SHARES OF OTHER CORPORATIONS

    6.1 VOTING SHARES OF OTHER CORPORATIONS. The Chief Executive Officer, any Vice President, the Secretary, and the Treasurer of this Corporation, in that order, shall have authority to vote shares of other corporations standing in the name of this Corporation, and the Chief Executive Officer or the Secretary is authorized to execute and deliver in the name and on behalf of this Corporation proxies appointing any one or more of the foregoing officers as the proxy agents of this Corporation.

                                     A-b-10

                                   ARTICLE 7
                 CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

    7.1 EXECUTION OF CONTRACTS. The Board, except as otherwise provided in these Bylaws, may prospectively or retroactively authorize any officer or officers, employee or employees or agent or agents, in the name and on behalf of the Corporation, to enter into any contract or execute and deliver any instrument, and any such authority may be general or confined to specific instances, or otherwise limited.

    7.2 LOANS. The Board may prospectively or retroactively authorize the Chief Executive Officer or any other officer, employee or agent of the Corporation to effect loans and advances at any time for the Corporation from any bank, trust company or other institution, or from any firm, corporation or individual, and for such loans and advances the person so authorized may make, execute and deliver promissory notes, bonds or other certificates or evidences of indebtedness of the Corporation, and, when authorized by the Board so to do, may pledge and hypothecate or transfer any securities or other property of the Corporation as security for any such loans or advances. Such authority conferred by the Board may be general or confined to specific instances, or otherwise limited.

    7.3 CHECKS, DRAFTS, ETC. All checks, drafts and other orders for the payment of money out of the funds of the Corporation and all evidences of indebtedness of the Corporation shall be signed on behalf of the Corporation in such manner as shall from time to time be determined by resolution of the Board.

    7.4 DEPOSITS. The funds of the Corporation not otherwise employed shall be deposited from time to time to the order of the Corporation with such banks, trust companies, investment banking firms, financial institutions or other depositaries as the Board may select or as may be selected by an officer, employee or agent of the Corporation to whom such power to select may from time to time be delegated by the Board.

                                   ARTICLE 8
                              STOCK AND DIVIDENDS

    8.1 CERTIFICATES REPRESENTING SHARES. Certificates representing the shares of capital stock of the Corporation shall be in such form (consistent with the provisions of Section 158 of the General Corporation Law) as shall be approved by the Board. Such certificates shall be signed by the Chairman, the Chief Executive Officer or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and may be impressed with the seal of the Corporation or a facsimile thereof. If the Corporation is authorized to issue direct classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board to determine variations for future series) shall be summarized on the front or back of each certificate of shares of such class or series. Alternatively, each certificate may state conspicuously on its front or back that the Corporation will furnish the stockholder this information on request in writing and without charge. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. Any signatures on the stock certificates may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may, unless otherwise ordered by the Board, be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

                                     A-b-11

    8.2 TRANSFER OF SHARES. Transfers of shares of capital stock of the Corporation shall be made only on the books of the Corporation by the holder thereof or by the holder's duly authorized attorney appointed by a power of attorney duly executed and filed with the Secretary or a transfer agent of the Corporation, and on surrender of the certificate or certificates representing such shares of capital stock properly endorsed for transfer and upon payment of all necessary transfer taxes. Every certificate exchanged, returned or surrendered to the Corporation shall be marked "Canceled," with the date of cancellation, by the Secretary or an Assistant Secretary or the transfer agent of the Corporation.

    8.3 REGISTERED STOCKHOLDERS. The Corporation shall be entitled to recognize the person or persons shown on its original stock transfer books as the owner of shares as the exclusive and only owner thereof for all purposes, including without limitation the right to (i) receive dividends and other distribution; (ii) vote (except as otherwise provided in the General Corporation
Law); and (iii) examine lists, books, minutes or other materials relating to the Corporation. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person noted in its original stock transfer books, whether or not it shall have express or other notice thereof.

    8.4 TRANSFER AND REGISTRY AGENTS. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

    8.5 LOST, DESTROYED, STOLEN AND MUTILATED CERTIFICATES. The holder of any shares of capital stock of the Corporation shall immediately notify the Corporation of any loss, destruction, theft or mutilation of the certificate representing such shares, and the Corporation may issue a new certificate to replace the certificate alleged to have been lost, destroyed, stolen or mutilated. The Board may, in its discretion, as a condition to the issue of any such new certificate, require the owner of the lost, destroyed, stolen or mutilated certificate, or his or her legal representatives, to make proof satisfactory to the Board of such loss, destruction, theft or mutilation and to advertise such fact in such manner as the Board may require, and to give the Corporation and its transfer agents and registrars, or such of them as the Board may require, a bond in such form, in such sums and with such surety or sureties as the Board may direct, to indemnify the Corporation and its transfer agents and registrars against any claim that may be made against any of them on account of the continued existence of any such certificate so alleged to have been lost, destroyed, stolen or mutilated and against any expense in connection with such claim.

    8.6 RULES AND REGULATIONS. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws or with the Certificate of Incorporation, concerning the issue, transfer and registration of certificates representing shares of its capital stock.

                                   ARTICLE 9
                                INDEMNIFICATION

    9.1 INDEMNITY UNDERTAKING. To the extent not prohibited by law, the Corporation shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (a "Proceeding"), whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a Director or officer of the Corporation, or, at the request of the Corporation, is or was serving as a Director or officer of any other corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"), against judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges). Persons who are not Directors or officers of the Corporation (or

                                     A-b-12
otherwise entitled to indemnification pursuant to the preceding sentence) may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Article 9.

    9.2 ADVANCEMENT OF EXPENSES. The Corporation shall reimburse or advance to any Director or officer or other person entitled to indemnification hereunder the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding; provided, however, that, if required by the General Corporation Law, such expenses incurred by or on behalf of any Director or officer or other person may be paid in advance of the final disposition of a Proceeding only upon receipt by the Corporation of an undertaking, by or on behalf of such Director or officer (or other person indemnified hereunder), to repay any such amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such Director, officer or other person is not entitled to be indemnified for such expenses.

    9.3 RIGHTS NOT EXCLUSIVE. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 9 shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

    9.4 CONTINUATION OF BENEFITS. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 9 shall continue as to a person who has ceased to be a Director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

    9.5 INSURANCE. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 9, the Certificate of Incorporation or under Section 145 of the General Corporation Law or any other provision of law.

    9.6 BINDING EFFECT. The rights to indemnification and to the advancement of expenses conferred in this Article shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators. No repeal or modification of this Article 9 shall affect any rights or obligations with respect to any state of facts then or theretofore existing or thereafter arising or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

    9.7 PROCEDURAL RIGHTS. The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 9 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a

                                     A-b-13
person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.

    9.8 SERVICE DEEMED AT CORPORATION'S REQUEST. Any Director or officer of the Corporation serving in any capacity (a) another corporation of which a majority of the shares entitled to vote in the election of its Directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a) shall be deemed to be doing so at the request of the Corporation.

                                   ARTICLE 10
                               BOOKS AND RECORDS

    10.1 BOOKS AND RECORDS. There shall be kept at the principal office of the Corporation correct and complete records and books of account recording the financial transactions of the Corporation and minutes of the proceedings of the stockholders, the Board and any committee of the Board. The Corporation shall keep at its principal office, or at the office of the transfer agent or registrar of the Corporation, a record containing the names and addresses of all stockholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

    10.2 FORM OF RECORDS. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

    10.3 INSPECTION OF BOOKS AND RECORDS. Except as otherwise provided by law, the Board shall determine from time to time whether, and, if allowed, when and under what conditions and regulations, the accounts, books, minutes and other records of the Corporation, or any of them, shall be open to the stockholders for inspection.

                                   ARTICLE 11
                                      SEAL

    The corporate seal, if the Board elects to adopt one, shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

                                   ARTICLE 12
                                  FISCAL YEAR

    The fiscal year of the Corporation shall be fixed, and may be changed, by resolution of the Board.

                                   ARTICLE 13
                              PROXIES AND CONSENTS

    Unless otherwise directed by the Board, the Chairman, the Chief Executive Officer, any Vice President, the Secretary or the Treasurer, or any one of them, may execute and deliver on behalf of the Corporation proxies respecting any and all shares or other ownership interests of any Other Entity owned by the Corporation appointing such person or persons as the officer executing the same shall deem proper to represent and vote the shares or other ownership interests so owned at any and all meetings of holders of shares or other ownership interests, whether general or special, and/or to

                                     A-b-14
execute and deliver consents respecting such shares or other ownership interests; or any of the aforesaid officers may attend any meeting of the holders of shares or other ownership interests of such Other Entity and thereat vote or exercise any or all other powers of the Corporation as the holder of such shares or other ownership interests.

                                   ARTICLE 14
                                    OFFICES

    14.1 REGISTERED OFFICE. The registered office of the Corporation shall be at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of Newcastle, State of Delaware; and its registered agent at such address is Corporation Trust Company.

    14.2 OTHER OFFICES. The Corporation may also have offices, including its principal office, at such other places both within and without the State of Delaware as the Board may from time to time determine or the business of the Corporation may require.

                                   ARTICLE 15
                                EMERGENCY BYLAWS

    Unless the Certificate of Incorporation provides otherwise, the following provisions of this Article 15 shall be effective during an emergency, which is defined as when a quorum of the Corporation's Directors cannot be readily assembled because of some catastrophic event. During such emergency:

    15.1 NOTICE TO BOARD MEMBERS. Any one member of the Board or any one of the following officers: Chairman, Chief Executive Officer, any Vice President, Secretary, or Treasurer, may call a meeting of the Board. Notice of such meeting need be given only to those Directors whom it is practicable to reach, and may be given in any practical manner, including by publication and radio. Such notice shall be given at least six hours prior to commencement of the meeting.

    15.2 TEMPORARY DIRECTORS AND QUORUM. One or more officers of the Corporation present at the emergency Board meeting, as is necessary to achieve a quorum, shall be considered to be Directors for the meeting, and shall so serve in order of rank, and within the same rank, in order of seniority. In the event that less than a quorum of the Directors are present (including any officers who are to serve as Directors for the meeting), those Directors present (including the officers serving as Directors) shall constitute a quorum.

    15.3  ACTIONS PERMITTED TO BE TAKEN.  The Board as constituted in
Section 15.2, and after notice as set forth in Section 15.1 may:

        15.3.1 prescribe emergency powers to any officer of the Corporation;

        15.3.2 delegate to any officer or Director, any of the powers of the Board;

        15.3.3 designate lines of succession of officers and agents, in the event that any of them are unable to discharge their duties;

        15.3.4 relocate the principal place of business, or designate successive or simultaneous principal places of business; and

        15.3.5 take any other convenient, helpful or necessary action to carry on the business of the Corporation.

                                     A-b-15

                                   ARTICLE 16
                                   AMENDMENTS

    These Bylaws of the Corporation may be altered or repealed and new Bylaws may be adopted (i) at any annual or special meeting of stockholders, by the affirmative vote of not less than a majority of all votes entitled to be cast by all of the then outstanding shares of capital stock of the Corporation in the election of Directors, provided, however, that any proposed alteration or repeal of, or the adoption of any by-law inconsistent with, Sections 2.4, 2.14 and 2.15 of Article 2 of these Bylaws, 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 of Article 3 of these Bylaws, by stockholders shall require the affirmative vote of not less than two-thirds of all votes entitled to be cast by all of the then outstanding shares of capital stock of the Corporation in the election of Directors, or
(ii) by the affirmative vote of a majority of the Board.

    The undersigned, in his capacity as Secretary of the Corporation, hereby certifies that the foregoing is the Bylaws of Corporation adopted by the Board
of the Corporation on this   day of December, 2000.

-------------------------------------------
Secretary,
Doral International, Inc.

                                     A-b-16

                                                                         ANNEX C

                  List of Certain Management Personnel of ASC
                            after the Effective Time

       Leslie Otten                          Chairman

       Paul Whetsell                         Chief Executive Officer

       John Emery                            Chief Financial Officer

       B.J. Fair                             COO, Resorts

       David McCaslin                        COO, Hotel Management and
                                             BridgeStreet

       Hernan Martinez                       President, Real Estate

                                     A-c-1

                                                                         ANNEX D

                       [Form of Rule 145 Affiliate Agreement]

                                       [Date]

American Skiing Company                        MeriStar Hotels & Resorts, Inc.
One Monument Way                               1010 Wisconsin Avenue, NW
Portland, Maine 04101                          Washington, DC 20007
Attention: Christopher E. Howard               Attention: Christopher L. Bennett, Esq.
         Foster A. Stewart, Jr.

    To whom it may concern:

    I have been advised that as of the date hereof I may be deemed to be an "affiliate" of MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MERISTAR"), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "RULES AND REGULATIONS") of the Securities and Exchange Commission (the "COMMISSION") under the Securities Act of 1933 (the "ACT"). Neither my entering into this agreement, nor anything contained herein, shall be deemed an admission on my part that I am such an "affiliate."

    Pursuant to the terms of the Agreement and Plan of Merger dated as of December 8, 2000 (the "MERGER AGREEMENT"), among American Skiing Company, a Delaware corporation ("ASC"), ASC Merger Sub, Inc., a Delaware corporation ("MERGER SUB"), and MeriStar providing for the merger (the "MERGER") of Merger Sub with and into MeriStar, and as a result of the Merger, I may receive shares of common stock, par value $0.01 per share, of ASC (the "ASC COMMON STOCK") in exchange for the shares of common stock, par value $0.01 per share, of MeriStar owned by me at the Effective Time (as defined in the Merger Agreement) of the Merger.

    I represent and warrant to ASC and Merger Sub that in such event:

        A. I shall not make any sale, transfer or other disposition of ASC Common Stock in violation of the Act or the Rules and Regulations.

        B. I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of ASC Common Stock, to the extent I felt necessary, with my counsel or counsel for MeriStar.

        C. I have been advised that the issuance of ASC Common Stock to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the stockholders of MeriStar I may have been deemed to have been an affiliate of MeriStar and a distribution by me of ASC Common Stock has not been registered under the Act, ASC Common Stock must be held by me indefinitely unless (i) a distribution of ASC Common Stock by me has been registered under the Act, (ii) a sale of ASC Common Stock by me is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act or (iii) in the opinion of counsel reasonably acceptable to ASC, some other exemption from registration is available with respect to a proposed sale, transfer or other disposition of ASC Common Stock.

                                     A-d-1

        D. I understand that neither ASC nor Merger Sub is under any obligation to register the sale, transfer or other disposition of ASC Common Stock by me or on my behalf or to take any other action necessary in order to make compliance with an exemption from registration available.

        E. I also understand that unless the transfer by me of my ASC Common Stock has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, ASC reserves the right to put the following legend on the certificates issued to my transferee:

           The offer and sale of the shares represented by this certificate have not been registered under the Securities Act of 1933, and these shares were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under the Securities Act applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act and may not be sold, pledged or otherwise transferred except in a transaction registered under the Securities Act in accordance with an exemption from the registration requirements of the Securities Act.

    It is understood and agreed that the legends set forth in paragraph E and F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to ASC a copy of a letter from the staff of the Commission, or an opinion of counsel reasonably acceptable to ASC to the effect that such legend is not required for purposes of the Act.

                                          Very truly yours,

                                          --------------------------------------
                                          Name:

Accepted this       day of
      , by:

    AMERICAN SKIING COMPANY

    By:
         -------------------------------------------
         Name:
         Title:

                                     A-d-2

                                                                         ANNEX E

                         REGISTRATION RIGHTS AGREEMENT
                                     Among
                           DORAL INTERNATIONAL, INC.
                        OAK HILL CAPITAL PARTNERS, L.P.
                 AND OTHER ENTITIES NAMED IN SCHEDULE A HERETO
                                      and
                                LESLIE B. OTTEN
                         Dated as of             , 2001

                               TABLE OF CONTENTS


                                                                               PAGE
                                                                             --------
ARTICLE I DEFINITIONS

SECTION 1.1    Certain Definitions.........................................      1

ARTICLE II REPRESENTATIONS AND WARRANTIES

SECTION 2.1    Representations and Warranties of the Company...............      3

ARTICLE III REGISTRATION RIGHTS

SECTION 3.1    Restrictive Legend..........................................      4
SECTION 3.2    Notice of Proposed Transfer.................................      4
SECTION 3.3    Request for Registration....................................      4
SECTION 3.4    Incidental Registration.....................................      7
SECTION 3.5    Shelf Registration..........................................      7
SECTION 3.6    Registration Procedures.....................................      8
SECTION 3.7    Furnish Information.........................................     10
SECTION 3.8    Expenses of Registration....................................     10
SECTION 3.9    Underwriting Requirements...................................     10
SECTION 3.10   Indemnification.............................................     10
SECTION 3.11   Lockup......................................................     13
SECTION 3.12   Transfer of Registration Rights.............................     13
SECTION 3.13   Rule 144 Information........................................     13

ARTICLE IV GENERAL PROVISIONS

SECTION 4.1    Term and Termination........................................     13
SECTION 4.2    Waivers or Amendments.......................................     13
SECTION 4.3    Expenses; Attorneys' Fees...................................     14
SECTION 4.4    Notices.....................................................     14
SECTION 4.5    Headings....................................................     14
SECTION 4.6    Severability................................................     14
SECTION 4.7    Entire Agreement............................................     15
SECTION 4.8    Assignment..................................................     15
SECTION 4.9    No Third Party Beneficiaries................................     15
SECTION 4.10   Governing Law; Forum........................................     15
SECTION 4.11   Specific Performance........................................     15
SECTION 4.12   Counterparts................................................     15

SCHEDULE A     Oak Hill Stockholders.......................................     17


                                     A-e-i

                         REGISTRATION RIGHTS AGREEMENT

    This REGISTRATION RIGHTS AGREEMENT dated as of             , 2001 (this
"AGREEMENT"), is made and entered into among Doral International, Inc. (f/k/a American Skiing Company), a Delaware corporation (the "COMPANY"), the stockholders listed on SCHEDULE A hereto, Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OAK HILL", and together with the stockholders listed on Schedule A hereto, the "OAK HILL STOCKHOLDERS"), and Mr. Leslie B. Otten ("OTTEN").

                                   RECITALS:

    A. The Company, ASC Merger Sub, Inc., a Delaware corporation ("MERGER SUB"), and MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MERISTAR"), have entered into an Agreement and Plan of Merger, dated as of December 8, 2000 (the "MERGER AGREEMENT"), pursuant to which, simultaneously with the execution of this Agreement, Merger Sub is merging with and into MeriStar (the "MERGER") on the terms and subject to the conditions set forth in the Merger Agreement, with MeriStar surviving as a wholly-owned subsidiary of the Company.

    B. In connection with the Merger, the parties hereto wish to enter into this Agreement to set forth their agreement as to the matters set forth herein with respect to the right of the Oak Hill Stockholders and Otten to have the resale of certain of the Company's securities held by them to be registered under the Securities Act of 1933 (the "SECURITIES ACT").

    NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    SECTION 1.1  CERTAIN DEFINITIONS.

    (a) Unless otherwise defined in this Agreement, capitalized terms used herein without definition have the respective meanings ascribed to them in the Merger Agreement.

    (b) As used in this Agreement, the following terms shall have the following meanings:

    "AFFILIATE" has the meaning set forth in Rule 12b-2, as in effect on the date hereof, under the Exchange Act.

    "ASSOCIATE" has the meaning set forth in Rule 12b-2, as in effect on the date hereof, under the Exchange Act.

    "BENEFICIALLY OWN" has the meaning set forth below:

       A Person shall be deemed to "Beneficially Own" any securities:

           (i) of which such Person or any of such Person's Affiliates or Associates is considered to be a "beneficial owner" under Rule 13d-3 of the Exchange Act, as in effect on the date of this Agreement;

           (ii) which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate of such other Person) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement or understanding (whether or not in writing), for the purpose of acquiring, holding, voting or disposing of such securities; or

                                     A-e-1

          (iii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time or upon the satisfaction of conditions) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise.

    "BUSINESS DAY" means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

    "COMMON STOCK" means the Company's common stock, par value $0.01 per share.

    "DIRECTOR" means a member of the Board of Directors of the Company

    "EXCHANGE ACT" means the Securities Exchange Act of 1934.

    "FAIR MARKET VALUE" means, for any applicable measurement date, the closing price of the Common Stock (as of the close of the immediately preceding trading day) on the principal national securities exchange or automated quotation system on which the Common Stock is listed.

    "FULLY DILUTED BASIS" means, in respect of the Common Stock, the method of calculating the number of shares of Common Stock outstanding on an applicable measurement date, pursuant to which the following shares shall be deemed to be outstanding: (i) all shares of Common Stock outstanding on the measurement date and (ii) all shares of Common Stock issuable pursuant to any securities or stock options of the Company outstanding at any time which are convertible into or exercisable for shares of Common Stock at a conversion or exercise price at or below the then current Fair Market Value.

    "GROUP" has the meaning set forth in Rule 13d-5, as in effect on the date hereof, under the Exchange Act.

    "HOLDERS" means the Oak Hill Stockholders, Otten or any Permitted Transferee to whom the rights under this Agreement are assigned in accordance with the provisions of Section 3.12 hereof.

    "ING" means ING (U.S.) Capital LLC, a Delaware limited liability company (f/k/a ING (U.S.) Capital Corporation).

    "ING REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement dated as of November 10, 1997 between the Company and ING, as amended to date.

    "PERMITTED TRANSFEREE" means, with respect to a Person, an Affiliate of that Person who expressly assumes all of such Person's obligations under this Agreement.

    "PERSON" means any individual, firm, corporation, partnership, limited partnership, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3), as in effect on the date hereof, of the Exchange Act.

    "REGISTER", "REGISTERED" and "REGISTRATION" shall refer to a registration effected by preparing and filing a registration statement or similar document with the SEC in compliance with the Securities Act and the declaration or ordering of effectiveness by the SEC of such registration statement or document.

    "REGISTRABLE STOCK" shall mean any shares of Common Stock Beneficially Owned by Otten, the Oak Hill Stockholders or their Permitted Transferees. For purposes of this Agreement, any Registrable Stock shall cease to be Registrable Stock when with respect to such Registrable Stock (i) a registration statement covering such Registrable Stock has been declared effective under the Securities Act by the SEC and such Registrable Stock has been disposed of pursuant to such effective registration statement, (ii) such Registrable Stock is sold in a transaction in which the rights under the provisions of Article V are not assigned in accordance with Section 3.12, (iii) such Registrable Stock may be sold pursuant to Rule 144(k) (or any similar provision then in force except for Rule 144A) without registration under

                                     A-e-2
the Securities Act or (iv) the Person who Beneficially Owns such Registrable Stock, no longer Beneficially Owns at least 2% of the outstanding shares of Common Stock (on a Fully Diluted Basis).

    "SEC" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

    (A) The following terms have the meanings set forth in the Sections set forth below:

TERM                                                          LOCATION
----                                                          ---------
Company.....................................................  Preamble
Merger......................................................  Recitals
Merger Agreement............................................  Recitals
Merger Sub..................................................  Recitals
MeriStar....................................................  Preamble
Oak Hill....................................................  Preamble
Oak Hill Stockholders.......................................  Preamble
Otten.......................................................  Preamble

        (B) References in this Agreement to annexes, articles, sections, paragraphs, clauses, schedules and exhibits are to annexes, articles, sections, paragraphs, clauses, schedules and exhibits in or to this Agreement unless otherwise indicated. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. Any term defined by reference to any agreement, instrument or document has the meaning assigned to it whether or not such agreement, instrument or document is in effect. The words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation". Unless the context otherwise requires, any agreement, instrument or other document defined or referred to herein refers to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified from time to time. Unless the context otherwise requires, references herein to any Person or entity include its successors and assigns. The words "shall" and "will" have the same meaning and effect.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

    SECTION 2.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to each other party to this Agreement that:

        (a) The Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of the Company;

        (b) This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes the valid and binding obligation of each of the other parties to this Agreement, this Agreement constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity; and

        (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, or give rise to a material obligation, a right of termination, cancellation, or acceleration of

                                     A-e-3
    any obligation or a loss of a material benefit under, or require notice to or the consent of any person under any organizational documents of the Company or any contract, agreement, instrument, undertaking, law, judgment, order, injunction, decree, determination or award binding on the Company, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that, individually or in the aggregate, would not
    (i) impair the ability of the Company to perform such party's obligations under this Agreement or (ii) prevent or delay the consummation of any of the transactions contemplated hereby.

                                  ARTICLE III
                              REGISTRATION RIGHTS

    SECTION 3.1 RESTRICTIVE LEGEND. Each certificate representing the shares of Registrable Stock shall, except as otherwise provided in this Article III, be stamped or otherwise imprinted with legends substantially in the following form:

       THE OFFER AND SALE OF THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND THIS SECURITY MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE OFFER AND SALE HAS BEEN REGISTERED UNDER THE ACT OR AN EXEMPTION FROM
       REGISTRATION IS AVAILABLE FOR SUCH OFFER AND SALE.

A certificate shall not bear the Securities Act legend or the legend regarding this Agreement, as the case may be, if in the opinion of counsel satisfactory to the Company (it being agreed that Paul, Weiss, Rifkind, Wharton & Garrison shall be satisfactory) the securities being sold thereby may be publicly sold without registration under the Securities Act or may be sold without being subject to the restrictions on sale specified in Article III.

    SECTION 3.2 NOTICE OF PROPOSED TRANSFER. Prior to any proposed transfer of any shares of Registrable Stock (other than under the circumstances described in Section 3.3, 3.4 or 3.5), permitted under Article III, the holder thereof shall give written notice to the Company of its intention to effect such transfer. Each such notice shall describe the manner of the proposed transfer and, if known, the identity of the proposed transferee and, if requested by the Company, shall be accompanied by an opinion of counsel satisfactory to the Company to the effect that the proposed transfer may be effected without registration under the Securities Act, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice, subject in any event to the restrictions in Article III; provided, however, that no such opinion of counsel shall be required for a transfer to one or more Permitted Transferees subject in any event to the restrictions in Article III. Each certificate representing Registrable Stock transferred as above provided shall bear the legends set forth in Section 3.1, except that such certificate shall not bear such legends if (i) such transfer is in accordance with the provisions of Rule 144(k) under the Securities Act or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. The restrictions provided for in this Section 3.2 shall not apply to securities that are not required by Section 3.1 to bear the legends prescribed by Section 3.1.

    SECTION 3.3  REQUEST FOR REGISTRATION.

    (a) At any time after the date hereof, one or more Holders of Registrable Stock (the "INITIATING HOLDERS") may request in a written notice (which notice shall state the number of shares of Registrable Stock to be so registered and the intended method of distribution) that the Company file a registration statement under the Securities Act (or a similar document pursuant to any other statute then in effect

                                     A-e-4
corresponding to the Securities Act) covering the registration of any or all Registrable Stock held by such Initiating Holders in the manner specified in such notice; PROVIDED, HOWEVER, that there must be included in such registration no less than the lesser of (1) 10% of the Registrable Stock outstanding as of the date hereof on an as-converted basis (subject to appropriate adjustments to reflect stock splits, stock dividends, corporate recapitalizations or similar transactions) and (2) Registrable Stock whose anticipated aggregate offering price would exceed $25.0 million. Following receipt of any notice under this
Section 3.3, the Company shall (x) within 30 days notify all other Holders of such request in writing and (y) use its best efforts to cause to be registered under the Securities Act all Registrable Stock that the Initiating Holders and such other Holders have, within ten days after the Company has given such notice, requested be registered in accordance with the manner of disposition specified in such notice by the Initiating Holders.

    (b) If the Initiating Holders intend to have the Registrable Stock distributed by means of an underwritten offering, the Company shall include such information in the written notice referred to in clause (x) of Section 3.3(a). In such event, the right of any Holder to include its Registrable Stock in such registration shall be conditioned upon such Holder's participation in such underwritten offering and the inclusion of such Holder's Registrable Stock in the underwritten offering (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided below. All Holders proposing to distribute Registrable Stock through such underwritten offering shall enter into an underwriting agreement in customary form with the underwriter or underwriters. Such underwriter or underwriters shall be selected by a majority in interest of the Initiating Holders and shall be approved by the Company, which approval shall not be unreasonably withheld.

    (c) Notwithstanding any provision of this Agreement to the contrary, other than Section 3.3(f),

        (i) The Company shall not be required to effect a registration pursuant to this Section 3.3 during the period starting with the date which is 30 days prior to the date of the initial public filing by the Company of, and ending on a date that is 120 days following the effective date of, a registration statement pertaining to a public offering of securities for the account of the Company or on behalf of the selling stockholders under any other registration that the Holders are entitled to join pursuant to
    Section 3.4; PROVIDED, HOWEVER, that the Company shall actively employ in good faith all reasonable efforts to cause such registration statement to become effective as promptly as practicable;

        (ii) If (A)(i) the Company is in possession of material nonpublic information relating to the Company or any of its Subsidiaries and (ii) the Company determines in good faith that public disclosure of such material nonpublic information would not be in the best interests of the Company and its stockholders, (B)(i) the Company has made a public announcement relating to an acquisition or business combination transaction that includes the Company and/or one or more of its Subsidiaries that is material to the Company and its Subsidiaries taken as a whole and (ii) the Company determines in good faith that (x) offers and sales of Registrable Stock pursuant to any registration statement prior to the consummation of such transaction (or such earlier date as the Company shall determine) is not in the best interests of the Company and its stockholders or (y) it would be impracticable at the time to obtain any financial statements relating to such acquisition or business combination transaction that would be required to be set forth in a registration statement or (C) the Company has furnished to such Holders a certificate signed by the Chief Executive Officer of the Company stating that in the good faith opinion of the Board such registration would interfere with any material transaction or financing, confidential negotiations, including negotiations relating to an acquisition or business combination transaction, or business activities then being pursued by the Company or any of its Subsidiaries, then, in any such case, the Company's obligation to use all reasonable efforts to file a registration statement

                                     A-e-5
    shall be deferred, or the effectiveness of any registration statement may be suspended, in each case for a period not to exceed 120 days in any consecutive twelve-month period;

       (iii) The Company shall not be required to effect a registration pursuant to this Section 3.3 if the Registrable Stock requested by all Holders to be registered pursuant to such registration are included in, and eligible for sale under, a Shelf Registration (as defined below); and

        (iv) The Company shall not be required to effect a registration pursuant to this Section 3.3 more than one time in any consecutive twelve-month period, other than the registration required by Section 3.3(f), which may occur within the same consecutive twelve-month period as another registration.

    (d) With respect to any registration pursuant to this Section 3.3, the Company may include in such registration any of its primary securities sold on its own behalf or securities being offered by ING pursuant to the ING Registration Rights Agreement. If, in the opinion of the managing underwriter (or, in the case of a non-underwritten offering, in the opinion of the Company), the total amount of all securities to be registered, including Registrable Stock, will exceed the maximum amount of the Company's securities that can be marketed (i) at a price reasonably related to the then current market value of such securities, and (ii) without otherwise materially and adversely affecting the entire offering, then subject to the registration rights of ING, the Company securities and Registrable Stock to be included in such registration shall be included in the order as set forth in clauses (1) and (2) below:

        (1) In any registration pursuant to this Section 3.3 where the Oak Hill Stockholders are the Initiating Holders:

           (A) FIRST, any Registrable Stock of the Initiating Holders;

           (B) SECOND, any securities offered by the Company; and

           (C) THIRD, any Registrable Stock of other Holders requesting registration of their Registrable Stock in proportion (as nearly as practicable) to the amount of Registrable Stock requested to be included by such Holder at the time of filing the registration statement.

        (2) In any registration pursuant to this Section 3.3 where Otten is the Initiating Holder:

           (A) First, any securities of the Company; and

           (B) Second, any Registrable Stock of Holders requesting registration of Registrable Stock, in proportion (as nearly as practicable) to the amount of Registrable Stock requested to be included by such Holder at the time of filing the registration.

Notwithstanding clause (2) above, but subject to the registration rights of ING, Otten, his estate or his Permitted Transferees, as the case may be, shall have priority over the Company and each other Holder in selling any and all of their shares of Registrable Stock with respect to one registration within two years following Otten's (1) termination or resignation from his position as Chairman of the Company or (2) death.

    (e) The Company shall not be obligated to effect and pay for more than
(i) four registrations of the Oak Hill Stockholders (two of which may be Shelf Registrations requested pursuant to Section 3.5) and (ii) two registrations of Otten (one of which may be a Shelf Registration requested pursuant to Section 3.5) pursuant to this Section 3.3; PROVIDED, HOWEVER, that a registration requested by any Holder pursuant to this Section 3.3 shall not be deemed to have been effected for purposes of this Section 3.3(e) unless (i) it has been declared effective by the SEC, (ii) it has remained effective for the period set forth in Section 3.6(a), (iii) the offering of Registrable Stock pursuant to such registration is not subject to any stop order, injunction or other order or requirement of the SEC (other than any such stop order, injunction, or other requirement of the SEC prompted by any act or omission of Holders of Registrable Stock) and (iv) such Holder was permitted to include in such registration at

                                     A-e-6
least one-half of the Registrable Stock requested by it or him, as the case may be, to be included in such registration.

    (f) In addition to the registrations that may be requested pursuant to
Section 3.3(a), the Company shall file, as soon as practicable after the date hereof, a shelf registration statement registering the resale of up to 5,000,000 shares of Common Stock held by Otten, and such Shelf Registration shall not be subject to Sections 3.3(a), (c)(i), (d) and (e).

    SECTION 3.4  INCIDENTAL REGISTRATION.

    (a) Subject to Section 3.9 and to the registration rights of ING, if at any time the Company determines that it will file a registration statement under the Securities Act for the registration of Common Stock (other than a registration statement on a Form S-4 or S-8 or an offering of securities solely to the Company's existing stockholders) on any form that would also permit the registration of the Registrable Stock and such filing is to be on its behalf or on behalf of selling holders of its securities for the general registration of Common Stock to be sold for cash, the Company shall each such time promptly give the Holders written notice of such determination setting forth the date on which the Company proposes to file such registration statement, which date shall be no earlier than 15 days after the date of such notice, and advising the Holders of their right to have Registrable Stock included in such registration. In the case of a registration statement to be filed on behalf of selling holders of its securities, the Company shall also indicate in such notice whether it will be registering securities on its own behalf as part of such registration statement. Upon the written request of any Holder received by the Company not later than 15 days after the date of the Company's notice (which request shall state the number of shares of Registrable Stock to be so registered and the intended method of distribution), the Company shall, subject to Section 3.4(b) below, use all reasonable efforts to cause to be registered under the Securities Act all of the Registrable Stock that each such Holder has so requested to be registered; provided, however, that the Company shall have the right to postpone or withdraw any registration effected pursuant to this Section 3.4 without obligation or liability to such Holder.

    (b) If, in the opinion of the managing underwriter (or, in the case of a non-underwritten offering, in the opinion of the Company), the total amount of such securities to be so registered, including such Registrable Stock, will exceed the maximum amount of the Company's securities that can be marketed
(i) at a price reasonably related to the then current market value of such securities and (ii) without otherwise materially and adversely affecting the entire offering, then subject to the registration rights of ING, the Company securities and Registrable Stock to be included in such registration shall be included in the following order:

        (A) FIRST, any securities of the Company;

        (B) SECOND, any Registrable Stock of the Oak Hill Stockholders or their Permitted Transferees; and

        (C) THIRD, any Registrable Stock of Otten or his Permitted Transferees or any other stockholder hereafter granted incidental registration rights in proportion (as nearly as practicable) to the amount of Registrable Stock requested to be included by Otten, his Transferees or such stockholders at the time of the filing of the registration statement.

    SECTION 3.5  SHELF REGISTRATION.

    (a) An Initiating Holder may use registration rights granted pursuant to
Section 3.3 or to request that the Company file a "shelf" registration statement pursuant to Rule 415 under the Securities Act or any successor rule (each, including the registration required under Section 3.3(f), a "SHELF

                                     A-e-7

REGISTRATION") with respect to the Registrable Stock. The Company shall (i) use all reasonable efforts to have the Shelf Registration filed within 30 days after such request (except in the case of a Shelf Registration pursuant to Section 3.3(f), which shall be filed as required in Section 3.3(f)) and declared effective as soon as reasonably practicable following such request and (ii) use all reasonable efforts to keep the Shelf Registration continuously effective from the date that such Shelf Registration is declared effective until at least the earlier of such time as (A) all such Registrable Stock has been sold thereunder or (B) the second anniversary of such effective date in order to permit the prospectus forming a part thereof to be usable by Holders during such period.

    (b) The Company shall supplement or amend each Shelf Registration, (i) as required by the registration form utilized by the Company or by the instructions applicable to such registration form or by the Securities Act, (ii) to include in such Shelf Registration any additional securities that become Registrable Stock by operation of the definition thereof and (iii) following the written request of an Initiating Holder pursuant to Section 3.5(c), to cover offers and sales of all or a part of the Registrable Stock by means of an underwriting. The Company shall furnish to the Holders of the Registrable Stock to which such Shelf Registration relates drafts of any such supplement or amendment sufficiently in advance (but in no event less than three Business Days in advance) of its use or filing with the SEC to allow the Holders a meaningful opportunity to comment thereon.

    (c) The Holders may, at their election and upon written notice by an Initiating Holder to the Company, effect offers and sales under a Shelf Registration by means of one or more underwritten offerings, in which case the provisions of Section 3.3(b) shall apply to any such underwritten distribution of securities under the Shelf Registration and such underwriting shall, if sales of Registrable Stock pursuant thereto shall have closed, be regarded as the exercise of one of the registration rights contemplated by Section 3.3.

    SECTION 3.6 REGISTRATION PROCEDURES. In connection with each registration that occurs under Sections 3.3 or 3.5, the Company shall:

    (a) Prepare and file with the SEC a registration statement with respect to such Registrable Stock (which shall be filed in no event later than 90 days after written notice requesting a registration statement under Section 3.3 or
3.5 has been received) and use all reasonable efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby determined as provided hereafter; PROVIDED, HOWEVER, that the Company shall not be required to keep any registration statement (other than a Shelf Registration) effective for more than 120 days;

    (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement;

    (c) Furnish to the Holders such reasonable numbers of copies of the registration statement and the prospectus included therein (including each preliminary prospectus and any amendments or supplements thereto) in conformity with the requirements of the Securities Act, any exhibits filed therewith and such other documents and information as they may reasonably request;

    (d) Use all reasonable efforts to register or qualify the Registrable Stock covered by such registration statement under such other securities or "blue sky" laws of such jurisdictions (if any) within the United States and Puerto Rico as are reasonably necessary for the distribution of the Registrable Stock covered by the registration statement and of such other jurisdictions as the Holders may request (at such Holders' expense); PROVIDED, HOWEVER, that the Company shall not be required in connection therewith or as a condition thereto to
(A) qualify to do business in any such jurisdiction where it is not then so qualified, (B) file a general consent to service of process in any such jurisdiction where it is not then so subject or (C) subject itself to taxation in excess of a nominal dollar amount in any such

                                     A-e-8
jurisdiction where it is not then so subject; and PROVIDED FURTHER that the Company shall not be required to qualify such Registrable Stock in any jurisdiction in which the securities regulatory authority requires that any Holder submit any shares of its Registrable Stock to the terms, provisions and restrictions of any escrow, lockup or similar agreement(s) for consent to sell Registrable Stock in such jurisdiction unless such Holder agrees to do so;

    (e) Promptly notify each Holder whose Registrable Stock is covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made, and at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in light of the circumstances under which they were made. In the event the Company gives such notice, the Company shall extend the period during which the effectiveness such Registration Statement is required to be maintained as provided in Section 3.6(a) (or, in the case of the Shelf Registration, Section 3.5(a)) by the number of days during the period from and including the date of the giving of such notice to the date when the Company makes available to the Holders such supplemented or amended prospectus;

    (f) Furnish, at the request of any Holder requesting registration of Registrable Stock pursuant to Section 3.3 or 3.5, if the method of distribution is by means of an underwriting, on the date that the Shares of Registrable Stock are delivered to the underwriters for sale pursuant to such registration or, if such Registrable Stock is not being sold through underwriters, on the date that the registration statement with respect to such shares of Registrable Stock becomes effective, (1) a signed opinion, dated on or about such date, of independent legal counsel representing the Company for the purpose of such registration, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Holders making such request, as to such matters as such underwriters or the Holders holding a majority of the Registrable Stock included in such registration, as the case may be, may reasonably request and as would be customary in such a transaction, and
(2) letters dated on or about such date and the date the offering is priced from the independent certified public accountants of the Company, addressed to the underwriters, if any, and if such Registrable Stock is not being sold through underwriters, then to the Holders making such request and, if such accountants refuse to deliver such letters to such Holders, then to the Company (i) stating that they are independent certified public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements and other financial data of the Company included in the registration statement or the prospectus, or any amendment or supplement thereto, comply as to form in all material respects with the applicable accounting requirements of the Securities Act and (ii) covering such other financial matters (including information as to the period ending not more than five Business Days prior to the date of such letters) with respect to the registration in respect of which such letter is being given as such underwriters or the Holders holding a majority of the Registrable Stock included in such registration, as the case may be, may reasonably request and as would be customary in such a transaction;

    (g) enter into customary agreements (including if the method of distribution is by means of an underwriting, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Stock to be so included in the registration statement;

                                     A-e-9

    (h) Otherwise use all reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its securityholders, as soon as reasonably practicable, but not later than 18 months after the effective date of the registration statement, an earnings statement covering the period of at least 12 months beginning with the first full month after the effective date of such registration statement, which earnings statements shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder; and

    (i) Use all reasonable efforts to list the Registrable Stock covered by such registration statement on any U.S. nationally recognized securities exchange or automated quotation system on which the Common Stock is then listed.

For purposes of Sections 3.6(a) and 3.6(b), the period of distribution of Registrable Stock in a firm commitment underwritten public offering shall be deemed to extend until each underwriter has completed the distribution of all securities purchased by it, and the period of distribution of Registrable Stock in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Stock covered thereby and six months after the effective date thereof.

    SECTION 3.7 FURNISH INFORMATION. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Article III of this Agreement that the Holders shall furnish to the Company such information regarding themselves, the Registrable Stock held by them, and the intended method of disposition of such securities as the Company shall reasonably request and as shall be required in connection with the action to be taken by the Company.

    SECTION 3.8 EXPENSES OF REGISTRATION. All expenses incurred in connection with each registration pursuant to Sections 3.3, 3.4 and 3.5 of this Agreement excluding underwriters' discounts and commissions, but including all registration, filing and qualification fees, word processing, duplicating, printers' and accounting fees (including the expenses of any special audits or "cold comfort" letters required by or incidental to such performance and compliance), fees of the National Association of Securities Dealers, Inc. or listing fees, messenger and delivery expenses, all fees and expenses of complying with state securities or "blue sky" laws, and fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling Holders (which counsel, subject to the registration rights of ING, shall be selected by the Holders holding a majority in interest of the Registrable Stock being registered), shall be paid by the Company; PROVIDED, HOWEVER, that if a registration request pursuant to Section 3.3 or 3.5 is subsequently withdrawn by the Holders, the Company shall not be required to pay any expenses of such registration, and such Holders shall bear such expenses. The Holders shall bear and pay the underwriting commissions and discounts applicable to securities offered for their account and the fees and disbursements of any additional counsel in connection with any registrations, filings and qualifications made pursuant to this Agreement.

    SECTION 3.9 UNDERWRITING REQUIREMENTS. In connection with any underwritten offering, the Company shall not be required under Section 3.4 to include shares of Registrable Stock in such underwritten offering unless the Holders of such shares of Registrable Stock accept the terms of the underwriting of such offering that have been reasonably agreed upon between or among the Company and the underwriter(s) selected by the Holders.

    SECTION 3.10 INDEMNIFICATION. In the event any Registrable Stock is included in a registration statement under this Agreement:

    (a) The Company shall indemnify and hold harmless each Holder, such Holder's directors and officers, agents of such Holder, each person who participates in the offering of such Registrable Stock, including underwriters (as defined in the Securities Act), and each Person, if any, who controls such Holder or participating person within the meaning of the Securities Act (each, a "HOLDER INDEMNIFIED PARTY"), against any losses, claims, damages or liabilities, joint or several, to which such Holder

                                     A-e-10

Indemnified Party may become subject under the Securities Act, the Exchange Act, state securities or "blue sky" laws or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based on any untrue or alleged untrue statement of any material fact contained in the final prospectus used in connection with offers and sales under such registration statement (including any prospectus filed under Rule 424 under the Securities Act or any amendments or supplements thereto) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse each such Holder Indemnified Party for any legal or other expenses reasonably incurred by it (but not in excess of expenses incurred in respect of one counsel for all of them unless there is an actual conflict of interest among any Holder Indemnified Parties, which Holder Indemnified Parties may be represented by separate counsel) in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this
Section 3.10(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company; PROVIDED FURTHER that the Company shall not be liable to any Holder Indemnified Party in any such case for any such loss, claim, damage, liability or action (i) to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder Indemnified Party or (ii) if a prospectus other than the final prospectus was used, and such loss, claim, damage, liability or action arises from the fact that a Holder Indemnified Party sold Registrable Stock to a person to whom there was not sent or given a copy of the final prospectus at or prior to the time written confirmation of such sale was sent if the Company had previously furnished copies of such final prospectus to such Holder Indemnified Party in accordance herewith and such final prospectus would have corrected any such untrue statement or omission. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any such Holder Indemnified Party and shall survive the transfer of such securities by such Holder Indemnified Party where the registration rights of such Holder Indemnified Party are also transferred as provided in Section 3.12. In the event that the Company reimburses a Holder Indemnified Party hereunder for any expenses incurred in connection with a loss, claim, damage or liability for which indemnification is sought, the Holders hereby agree to refund such reimbursement of expenses to the extent that the Holder Indemnified Party is not entitled to indemnification pursuant to this Agreement, as determined by a final, non-appealable judicial determination.

    (b) Each Holder requesting or joining in a registration severally and not jointly shall indemnify and hold harmless the Company, each of its directors and officers, each Person, if any, who controls the Company within the meaning of the Securities Act, and each agent and any underwriter for the Company, within the meaning of the Securities Act (each, a "COMPANY INDEMNIFIED PARTY"), against any losses, claims, damages or liabilities, joint or several, to which such Company Indemnified Party may become subject, under the Securities Act, the Exchange Act, state securities or "blue sky" laws or otherwise, insofar as such losses, claims, damages or liabilities (or proceedings in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the final prospectus used in connection with offers and sales under such registration statement (including any prospectus filed under Rule 424 under the Securities Act or any amendments or supplements thereto) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in such final prospectus, or amendments or supplements thereto, in reliance upon and in conformity with written information furnished by or on behalf of such Holder expressly for use in connection with such registration; and each such Holder shall reimburse any legal or other expenses reasonably incurred by such Company Indemnified Party (but not in excess of expenses incurred in respect of one counsel for all of them unless there is an

                                     A-e-11
actual conflict of interest between any indemnified parties which indemnified parties may be represented by separate counsel) in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this Section 3.10(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Holder; and PROVIDED FURTHER that the liability of each Holder hereunder shall be limited to the proportion of any such loss, claim, damage, liability or expense which is equal to the proportion that the net proceeds from the sale of the Registrable Stock sold by such Holder under such registration statement bears to the total net proceeds from the sale of all securities sold thereunder, but not in any event to exceed the net proceeds received by such Holder from the sale of Registrable Stock covered by such registration statement. In the event that a Holder reimburses a Company Indemnified Party hereunder for any expenses incurred in connection with a loss, claim, damage or liability for which indemnification is sought, the Company hereby agrees to refund such reimbursement of expenses to the extent that the Company Indemnified Party is not entitled to indemnification pursuant to this Agreement, as determined by a final, non-appealable judicial determination.

    (c) Promptly after receipt by an indemnified party under this Section 3.10 of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this
Section 3.10, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and assume the defense thereof with counsel selected by the indemnifying party and reasonably satisfactory to the indemnified party; PROVIDED, HOWEVER, that an indemnified party shall have the right to retain its own counsel, with all fees and expenses thereof to be paid by such indemnified party, and to be apprised of all progress in any proceeding the defense of which has been assumed by the indemnifying party. The failure to notify an indemnifying party promptly of the commencement of any such action shall not relieve the indemnifying party from any liability in respect of such action which it may have to such indemnified party on account of the indemnity contained in this Section 3.10, unless (and only to the extent) the indemnifying party was prejudiced by such failure, and in no event shall such failure relieve the indemnifying party from any other liability which it may have to such indemnified party. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any claim or pending or threatened proceeding in respect of which the indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such claim or proceeding.

    (d) To the extent any indemnification by an indemnifying party is prohibited or limited by applicable law, the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether or not any action in question, including any untrue or alleged untrue statement of material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages or liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

    The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.10(d) were determined by pro rata allocation or by any other method of allocation which

                                     A-e-12
does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

    SECTION 3.11 LOCKUP. Each Holder shall, in connection with any registration of the Company's securities, upon the request of the Company or the underwriters managing any underwritten offering of the Company's securities, agree in writing not to effect any sale, disposition or distribution of any Registrable Stock (other than the Registrable Stock included in such registration), without the prior written consent of the Company or such underwriters, as the case may be, for such period of time from 60 days prior to the effective date of such registration to such time as the Company or the underwriters may specify; PROVIDED, HOWEVER, that (x) all executive officers and Directors of the Company shall also have agreed not to effect any sale, disposition or distribution of any Registrable Stock under the circumstances and pursuant to the terms set forth in this Section 3.11 and (y) in no event shall the Holders be required to not effect any sale, disposition or distribution for longer than 180 days after the Registration Statement becomes effective pursuant to this Section 3.11.

    SECTION 3.12 TRANSFER OF REGISTRATION RIGHTS. The registration rights of the Oak Hill Stockholders and Otten under this Agreement (other than the rights granted under Section 3.3(f)) with respect to any Registrable Stock may be transferred to any Permitted Transferee receiving such Registrable Stock; PROVIDED, HOWEVER, that (i) the Oak Hill Stockholders and Otten shall give the Company written notice at or prior to the time of such transfer stating the name and address of the Permitted Transferee and identifying the securities with respect to which the rights under this Agreement are being transferred; and
(ii) such Permitted Transferee shall agree in writing, in form and substance reasonable satisfactory to the Company, to be bound as a Holder by the provisions of this Agreement. Except as set forth in this Section 3.12, no transfer of Registrable Stock shall cause such Registrable Stock to lose such status.

    SECTION 3.13 RULE 144 INFORMATION. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Stock to the public without registration, at all times after 90 days after any Shelf Registration Statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

        (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

        (b) Use its best efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

        (c) Furnish to each Holder of Registrable Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any Registrable Stock without registration.

                                   ARTICLE IV
                               GENERAL PROVISIONS

    SECTION 4.1 TERM AND TERMINATION. The term of this Agreement shall commence on the date hereof and shall end on the date that there is no Registrable Stock outstanding.

    SECTION 4.2  WAIVERS OR AMENDMENTS.  The parties hereto may agree to
(a) extend the time for the performance of any of the obligations or other acts of other parties, (b) waive any inaccuracies in

                                     A-e-13
the representations and warranties of other parties contained herein or in any document delivered by other parties pursuant hereto, (c) waive compliance with any of the agreements or conditions of other parties contained herein or
(d) amend this Agreement. Notwithstanding anything to the contrary, the Company may make such extension, waiver or amendment only with the affirmative vote of at least two Directors not nominated by Otten or an Oak Hill Stockholder. Any such extension, waiver or amendment shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

    SECTION 4.3 EXPENSES; ATTORNEYS' FEES. All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company, unless otherwise provided hereunder.

    SECTION 4.4 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telecopy, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):

        If to the Oak Hill Stockholders:

           To the address specified on Annex A

        If to Otten:

           [            ]

        With a copy to:

           Tompkins, Clough, Hirshon & Langer,P.A.
           Three Canal Plaza
           P.O. Box 15060
           Portland, Maine 04112
           Attention: Lawrence R. Clough
           Telecopy: (207) 874-6705

        If to the Company:

           Doral International, Inc.
           1010 Wisconsin Avenue, NW
           Washington, DC 20007
           Attention: Christopher L. Bennett, Esq.
           Telecopy: (202) 295-1026

        With a copy to:

           Paul, Weiss, Rifkind, Wharton & Garrison
           1285 Avenue of the Americas
           New York, New York 10019-6064
           Attention: Richard S. Borisoff, Esq.
           Telecopy: (212) 757-3990

    SECTION 4.5 HEADINGS. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. No party to this Agreement shall be deemed to be the draftsman of this Agreement.

    SECTION 4.6 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance

                                     A-e-14
of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

    SECTION 4.7 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof.

    SECTION 4.8 ASSIGNMENT. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including, with respect to the Company, any successor corporation; PROVIDED, HOWEVER, that no such assignment shall release the Holders from any of their obligations hereunder.

    SECTION 4.9 NO THIRD PARTY BENEFICIARIES. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    SECTION 4.10 GOVERNING LAW; FORUM. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, in each case, as applicable to contracts executed in and to be performed entirely in that state and without regard to any applicable conflicts of law principles. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any State or federal court or in Delaware. Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any Delaware state or federal court in the event that any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action in relation to this Agreement or any of the other transactions contemplated by this Agreement in any court other than any Delaware state or federal court.

    SECTION 4.11 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

    SECTION 4.12 COUNTERPARTS. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                                     A-e-15

    IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                     A-e-16

                                   SCHEDULE A
                             OAK HILL STOCKHOLDERS

NAME AND ADDRESS                    TYPE OF ENTITY AND          NUMBER AND TYPE OF VOTING
                               JURISDICTION OF ORGANIZATION          SECURITIES HELD

                                     A-e-17

                                                                      APPENDIX B
                                                                  EXECUTION COPY

                     VOTING AND RECAPITALIZATION AGREEMENT

    This VOTING AND RECAPITALIZATION AGREEMENT, dated as of December 8, 2000 (this "Agreement"), is made and entered into among MeriStar Hotels &
Resorts, Inc., a Delaware corporation ("MeriStar"), American Skiing Company, a Delaware corporation ("ASC"), Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OCMP"), Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OSF"), Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OSF2"), OHCP Ski, L.P., a Delaware limited partnership ("OSLP"), Madeleine LLC, a New York limited liability company ("Madeleine"), Leslie B. Otten ("Otten") and the Albert Otten Trust f/b/o Mildred Otten, a trust organized under the laws of New Jersey (the "Trust"). OCP, OCMP, OSF, OSF2, OSLP, Madeleine, the Otten and the Trust are referred to collectively as the "Stockholders" and each as a "Stockholder".

                                   RECITALS:

    A. ASC, ASC Merger Sub, Inc., a Delaware corporation ("Merger Sub"), and MeriStar are, simultaneously with the execution hereof, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into MeriStar (the "Merger") on the terms and subject to the conditions set forth in the Merger Agreement and, as a result, MeriStar will become a wholly-owned subsidiary of ASC. Except as otherwise defined herein, capitalized terms used herein without definition have the respective meanings ascribed to them in the Merger Agreement.

    B. Under the Merger Agreement, it is a condition precedent to the obligation of MeriStar to complete the Merger that ASC complete the recapitalization (the "Recapitalization") in which (i) the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of ASC and the 8.5% Series B Convertible Participating Preferred Stock, liquidation value $1,000 per share (the "Series B Preferred Stock"), of ASC shall have been converted into common stock, par value $0.01 per share (the "Common Stock", of ASC, at or prior to the Effective Time; (ii) the 10.5% Repriced Convertible Exchangeable Preferred Stock, liquidation value $1,000 per share (the "Series A Preferred Stock"), of ASC shall have been converted into shares of Series A Preferred Stock, par value $0.01 per share (the "New Series A Preferred Stock"), of ASC, having terms substantially as set forth in EXHIBIT B hereto and shares of Common Stock, immediately prior to the Effective Time, as herein provided; (iii) the warrants (the "Warrants") to purchase 6,000,000 shares of Common Stock at an exercise price of $2.50 per share shall have been issued to OCP in accordance with the Securities Purchase Agreement (as amended to date, the "Warrant Purchase Agreement"), dated July 31, 2000, among ASC, ASC Resort
Properties, Inc. ("Resort Properties") and OCP and OCP shall not own any shares of the capital stock of Resort Properties; and (iv) the Resorts Credit Facility Amendment and the Resorts Credit Facility Conversion shall have occurred. Collectively, the Class A Common Stock, the Series A Preferred Stock, the
Series B Preferred Stock and the Common Stock, together with all other equity securities issued by ASC, are referred to herein as the "Securities".

    C. As a condition and inducement to MeriStar's willingness to enter into the Merger Agreement, MeriStar has requested that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I

                            VOTING OF SUBJECT SHARES

    Section 1.1 Agreement to Vote Subject Shares. At any meeting (a "Stockholders Meeting") (including any and all postponements and adjournments thereof) of the stockholders of ASC called to consider and vote upon (i) the approval of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) the issuance of Common Stock to the stockholders of MeriStar pursuant to the Merger Agreement, (iii) the recapitalization and Common Stock issuances contemplated by Sections 3.3, 3.4 and 3.5 of this Agreement, (iv) the transactions contemplated by Section 2.6 of the Merger Agreement, (v) the election of directors for ASC as provided in Schedule 1.1 to this Agreement and
(vi) the adoption of amendments to the articles of incorporation and bylaws of ASC in connection with the Merger (the actions referred to in clauses
(i) through (vi) being referred to collectively as the "Proposals"), and in connection with any action to be taken in respect of the Proposals by written consent of the stockholders of ASC, each Stockholder shall vote or cause to be voted (including by written consent, if applicable) all of such Stockholder's Subject Shares in favor of the approval and adoption of the Proposals and in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and this Agreement and considered and voted upon at any such meeting or made the subject of any such written consent, as applicable. At any meeting (and at any and all postponements and adjournments thereof) of the stockholders of ASC (an "Adverse Meeting") called to consider and vote upon any Adverse Proposal (as defined below), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of stockholders of ASC, each Stockholder shall vote or cause to be voted (including by written consent, if applicable) all of such Stockholder's Subject Shares against such Adverse Proposal. For purposes of this Agreement, the term "Adverse Proposal" means any (a) proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of ASC set forth in the Merger Agreement or (b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

    Section 1.2 Other Proxies Revoked. Any proxies heretofore given in respect of such Stockholder's Subject Shares are not irrevocable and all such proxies are hereby revoked (other than the proxies specified in Item 2 of Schedule 2.1), it being understood that, with respect to the revocation made concerning the Subject Shares beneficially owned by Otten, ING (U.S.) Capital LLC ("ING") expressly acknowledges and agrees to such revocation; PROVIDED, THAT, subject to Article III, such acknowledgment and agreement shall in no way alter any existing or future rights of ING with respect to the pledge of any Class A Common Stock or Common Stock pledged to it by Otten.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

    Section 2.1 Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, represents and warrants, as of the date hereof, the time of each ASC Stockholders Meeting, each Adverse Meeting and as of the Effective Time, to MeriStar and ASC as follows:

        (a) Except as specified on Schedule 2.1 hereto and except for Subject Shares transferred in accordance with Section 3.1 hereof after the date hereof, such Stockholder is the sole record and beneficial owner of the number and type of Securities set forth opposite such Stockholder's name on Annex A hereto (such Securities, together with any other Securities or other equity or voting interests in ASC the beneficial ownership of which is hereafter acquired by such Stockholder and any Securities into which such Securities or other equity or voting interests are converted, being collectively referred to herein as such Stockholder's "Subject Shares") and has full, unrestricted and sole power to dispose of and to vote such Subject Shares. Such Subject Shares are now, and at all times prior to the Effective Time will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, voting trusts or agreements, powers of attorney, proxies or any other arrangement or agreement with any person or entity limiting or affecting such Stockholder's legal power or authority to vote or sell the Subject Shares, except for those restrictions arising hereunder or set forth under applicable securities laws and except as specified on Schedule 2.1 hereto. Except as otherwise specified on Schedule 2.1 hereto, such Stockholder does not beneficially own or hold any rights to acquire any additional securities of ASC other than such Subject Shares.

        (b) In the case of a Stockholder who is an individual, such Stockholder is an adult, is a citizen of the United States of America and is competent to execute and deliver this Agreement, to carry out his or her obligations hereunder and to consummate the transactions contemplated hereby. In the case of a Stockholder that is a corporation, trust or other business organization, such Stockholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the valid and binding obligation of MeriStar, this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

        (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, give rise to a material obligation, a right of termination, cancellation, or acceleration of any obligation or a loss of a material benefit under, or require notice to or the consent of any person under (i) in the case of a Stockholder that is a corporation or other business organization, any organizational documents of such Stockholder, (ii) in the case of any Stockholder that is a trust, violate or conflict with any term or provision of the indenture, or other governing or testamentary instrument relating to such trust or (iii) in the case of any Stockholder, any Contract, agreement, instrument, undertaking, Law, order, injunction, determination or award binding on such Stockholder, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that, individually or in the aggregate, would not (i) impair the ability of such Stockholder to perform such Stockholder's obligations under this Agreement or (ii) prevent or delay the consummation of any of the transactions contemplated hereby.

        (d) Each Stockholder understands and acknowledges that the issuance of the Common Stock and the New Series A Preferred Stock in accordance with Sections 3.3, 3.4, 3.5 and 3.6 of this Agreement is pursuant to one or more of the exemptions from registration provided for in Section 3(a) or 4(2) of the Securities Act, including Regulation D promulgated thereunder, and any applicable state laws, and the offer and sale of the Common Stock and the New Series A Preferred Stock are thus not registered under the Securities Act. Each Stockholder further understands and acknowledges that this transaction has not been reviewed and approved by the SEC or by any state regulatory authority and represents and warrants that it is an "ACCREDITED INVESTOR," as defined in Rule 501(a) of Regulation D under the Securities Act.

    Section 2.2  Representations and Warranties of ASC.

        (a) ASC represents and warrants, as of the date hereof and as of the Effective Time, to MeriStar and each of the Stockholders that:

           (i) ASC has all requisite power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by ASC and the consummation by ASC of the transactions contemplated hereby have been duly authorized by all necessary action on the part of ASC. This Agreement has been duly executed and delivered by ASC and, assuming that this Agreement constitutes the valid and binding obligation of the other parties to this Agreement, this Agreement constitutes a valid and binding obligation of ASC, enforceable against ASC in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity;

           (ii) The execution and delivery of this Agreement by ASC does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, give rise to a material obligation, a right of termination, cancellation, or acceleration of any obligation or a loss of a material benefit under, or require notice to or the consent of any person under (i) any organizational documents of ASC or (ii) any Contract, agreement, instrument, undertaking, Law, judgment, order, injunction, decree, determination or award binding on ASC, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that, individually or in the aggregate, would not (i) impair the ability of ASC to perform its obligations under this Agreement or
       (ii) prevent or delay the consummation of any of the transactions contemplated hereby; and

           (iii) Assuming that the representations and warranties made by the Stockholders in Section 2.2(d) are true and correct, the issuance of the Common Stock and New Series A Preferred Stock in accordance with Sections 3.3, 3.4, 3.5 and 3.6 hereof will not require registration under the Securities Act or violate applicable state securities laws.

        (b) ASC represents and warrants, as of the date hereof and as of the Effective Time:

           (i) To Otten, that all shares of Common Stock to be issued pursuant to Section 3.3 of this Agreement will be, upon issuance on the terms and conditions specified in this Agreement, duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights;

           (ii) To Madeleine, that all shares of New Series A Preferred Stock and Common Stock to be issued upon conversion of the Series A Preferred Stock pursuant to Section 3.4(a) of this Agreement will be, upon such issuance on the terms and conditions specified in this Agreement, duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights;

           (iii) To OCP, OCMP, OSF, OSF2 and OSLP, that all shares of Common Stock to be issued pursuant to Section 3.4(b) of this Agreement will be, upon issuance on the terms and conditions specified in this Agreement, duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights; and

           (iv) To OCP, that all shares of Common Stock to be issued pursuant to
       Section 3.5 of this Agreement will be, upon issuance on the terms and conditions specified in this Agreement, duly authorized, validly issued, fully paid, nonassessable and will not be subject to preemptive rights.

                                  ARTICLE III

                               CERTAIN COVENANTS

    Section 3.1 Restriction on Transfer of Subject Shares; Proxies and Noninterference. No Stockholder shall, prior to the Effective Time, directly or indirectly: (A) except pursuant to the terms of this Agreement, offer for sale, sell, transfer, pledge, tender, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, encumbrance, assignment or other disposition of, any or all of such Stockholder's Subject Shares, unless it receives (i) an irrevocable proxy, in form and substance substantially similar to Exhibit A hereto, to vote the transferred Subject Shares as provided therein and (ii) a deed of adherence to this Agreement (including representations and warranties of the type set forth in Section 2.1 hereof) reasonably satisfactory to the other parties hereto executed by the transferee of such Subject Shares; (B) except pursuant to the terms of this Agreement, grant any proxies or powers of attorney, deposit any of such Stockholder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of such Stockholder's Subject Shares; or (C) take any action that would reasonably be expected to make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability or preventing or delaying the consummation of any of the transactions contemplated hereby of such Stockholder to perform such Stockholder's obligations under this Agreement.

    Section 3.2 Reliance by MeriStar; Cooperation. Each Stockholder understands and acknowledges that MeriStar is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement. Each Stockholder shall cooperate fully with ASC and MeriStar in connection with the respective reasonable best efforts of ASC and MeriStar to fulfill the conditions to the Merger set forth in Article VI of the Merger Agreement.

    Section 3.3 Conversion of Class A Common Stock. Prior to or at the Effective Time, Otten and ASC shall cause each share of Class A Common Stock to be converted into one share of Common Stock.

    Section 3.4 Recapitalization. Subject to the receipt of the Requisite ASC Vote in favor of the transactions described in this Section 3.4:

        (a) Immediately prior to the Effective Time, Madeleine and ASC shall cause a recapitalization of ASC in which all of the issued and outstanding shares of Series A Preferred Stock are converted into (i) such number of shares of New Series A Preferred Stock equal to the aggregate liquidation preference for all the shares of Series A Preferred Stock plus accrued and unpaid dividends on such stock, determined as of the Closing Date (the "Preferred Value"), divided by $1,000 and (ii) a number of shares of Common Stock calculated by dividing (x) 20.7% of the Preferred Value by (y) $2.22;

        (b) Immediately prior to the Effective Time, OCP, OCMP, OSF, OSF2, OSLP and ASC shall cause all of the issued and outstanding shares of Series B Preferred Stock to be converted into a number of shares of Common Stock calculated by dividing the aggregate Liquidation Price (as defined in the Certificate of Designation of the Series B Preferred Stock) of such shares as of October 31, 2000 by $2.22;

        (c) Prior to the Effective Time, if no shares of the capital stock of Resort Properties have been issued to OCP under the Warrant Purchase Agreement, ASC shall issue the Warrants to OCP in accordance with the terms of the Warrant Purchase Agreement; and

        (d) Prior to the Effective Time, if shares of the capital stock of Resort Properties have been issued to OCP under the Warrant Purchase Agreement, OCP shall transfer those shares of the capital stock of Resort Properties to ASC, and ASC shall issue the Warrants to OCP in accordance with the terms of the Warrant Purchase Agreement.

    Section 3.5 Issuance of Common Stock to Tranche C Lenders. Prior to the Effective Time:

        (a) ASC and OCP shall cause the entire $13.0 million available under Tranche C of the Resorts Credit Facility to be drawn; and

        (b) ASC and OCP shall cause the Resorts Credit Facility Amendment to occur and shall cause Tranche C under the Resorts Credit Facility to be repaid in the form of an issuance of a number of shares of Common Stock calculated by dividing (x) the outstanding aggregate principal amount of such Tranche C as of the Effective Time plus all accrued and unpaid interest on the aggregate outstanding principal amount of such Tranche C through October 31, 2000 by (y) $2.22.

    Section 3.6  Closing Procedures.

    (a) Immediately prior to the Effective Time, upon the filing of an amended and restated certificate of incorporation of ASC in accordance with Section 1.6 of the Merger Agreement and a certificate of designations relating to the New Series A Preferred Stock, substantially in the form attached to this Agreement as Exhibit B, the Series A Preferred Stock shall automatically be converted into shares of New Series A Preferred Stock and shares of Common Stock pursuant to
Section 3.4(a) and certificates formerly representing such shares of Series A Preferred Stock shall, from and after such time, represent the right to receive that number of shares of New Series A Preferred Stock and shares of Common Stock provided in Section 3.4(a). Each holder shall surrender the certificate or certificates formerly representing the Series A Preferred Stock, duly endorsed, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison at or prior to the Effective Time (or such other place as ASC shall reasonably request) and shall give written notice to ASC of the name or names in which the certificate or certificates for shares of New Series A Preferred Stock and Common Stock are to be issued. ASC shall, at the Effective Time, issue and deliver at the offices of Paul, Weiss, Rifkind, Wharton & Garrison to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of New Series A Preferred Stock and Common Stock to which such holder is entitled under Section 3.4(a). Such conversion shall be deemed to have been made as of the Effective Time, and the person or persons entitled to receive the shares of New Series A Preferred Stock and Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of New Series A Preferred Stock and Common Stock as of the Effective Time. When issued, the certificates evidencing such shares of New Series A Preferred Stock and Common Stock shall not bear legends or other notations relating to restrictions on transfer, other than as required pursuant to Article Thirteenth of the Certificate of Incorporation of ASC (as amended as of the Effective Time).

    (b) Except as specifically provided in this Agreement, the conversion of the Series B Preferred Stock into Common Stock shall occur as provided in
Section 9(b) of the Certificate of Designation relating to the Series B Preferred Stock.

    (c) Upon completion of the transactions required by Section 3.5, ASC and OCP shall execute an instrument (in form reasonably satisfactory to ASC and OCP) evidencing the repayment in full of Tranche C under the Resorts Credit Facility and the issuance of the shares of Common Stock in repayment thereof.

    (d) In connection with any of the transactions required by Sections 3.4 or 3.5, ASC shall not be required to issue fractions of shares of Common Stock or New Series A Preferred Stock or to distribute certificates which evidence fractions of such shares. In lieu of fractional shares, ASC shall pay, at the effective time of any conversion as herein provided, an amount in cash equal to such fraction multiplied by (i) $2.22, in the case of Common Stock, or
(ii) $1,000, in the case of New Series A Preferred Stock.

    Section 3.7 No Further Issuances of Stock. Prior to the Effective Time, ASC shall not issue any additional shares of Class A Common Stock, Series A Preferred Stock or Series B Preferred Stock.

    Section 3.8 ING. In the event that ING elects to foreclose on any Securities pledged to it by Otten or to exercise voting rights with respect to such Securities, ING shall provide MeriStar, ASC and OCP with reasonable prior notice of such intent.

    Section 3.9 Plan of Reorganization. This Agreement is intended to constitute a "plan of reorganization" within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party to this Agreement shall use its reasonable best efforts to cause the Recapitalization to qualify, and shall not, without the prior written consent of the parties to this Agreement, knowingly take any actions or cause any actions to be taken which could prevent such recapitalization from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, and consistent with any such consent, none of MeriStar, ASC or any of their affiliates shall knowingly take any action or knowingly cause any action to be taken which would cause the Recapitalization to fail to so qualify as a reorganization under Section 368(a) of the Code.

    Section 3.10  Restriction on Certain Amendments to the Merger
Agreement. ASC and MeriStar shall not permit an amendment to Section 2.1 or 2.4 of the Merger Agreement without the prior written consent of Madeleine if such amendment would cause material dilution of Madeleine's holdings in ASC.

                                   ARTICLE IV

                                 MISCELLANEOUS

    Section 4.1 Fees and Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, except that all reasonable expenses, including attorneys' fees, (i) incurred by Oak Hill (excluding expenses incurred by holders of the Snow Subordinated Notes in connection with the Snow Notes Consent) in connection with this Agreement, not to exceed $100,000, and (ii) incurred by Madeleine, not to exceed $35,000, in connection with this Agreement shall be paid by ASC.

    Section 4.2 Amendment; Termination. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This Agreement shall terminate immediately upon the earlier to occur of
(i) the termination of the Merger Agreement in accordance with its terms and
(ii) June 30, 2001. In addition, this Agreement may be terminated by mutual written consent of MeriStar, ASC and the Stockholders. In the event of termination of this Agreement pursuant to this Section 4.2, this Agreement shall become null and void and of no effect with no liability on the part of any party hereto and all Proxies shall automatically terminate; PROVIDED, HOWEVER, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination; and PROVIDED, FURTHER, that Article II shall survive the termination of this Agreement.

    All covenants and agreements that contemplate performance after the Effective Time shall survive the Effective Time.

    Section 4.3 Extension, Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for any performance hereunder, shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    Section 4.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and is not intended to confer upon any person other than the parties any rights or remedies.

    SECTION 4.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF ANY PRINCIPLES OF CONFLICTS OF LAWS THEREOF THAT MIGHT INDICATE THE APPLICABILITY OF THE LAWS OF ANY OTHER JURISDICTION, EXCEPT WHERE THE LAWS OF THE STATE OF DELAWARE ARE MANDATORILY APPLICABLE.

    Section 4.6 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or sent by overnight courier, such as Federal Express (providing proof of delivery). All communications hereunder shall be delivered to the respective parties at the following addresses:

        If to the Stockholders:

           to the addresses set forth on Annex A hereto.

        If to ASC:

           American Skiing Company
           One Monument Way
           Portland, Maine 04101
           Attention: Christopher E. Howard, Esq.
                    Foster A. Stewart, Jr., Esq.
                    Telecopy: (207) 791-2607

        with a copy to:

           Shearman & Sterling
           599 Lexington Avenue
           New York, New York 10036-6522
           Attention: Mark Roppel, Esq.
           Telecopy: (212) 848-7179

        If to MeriStar:

           MeriStar Hotels & Resorts, Inc.
           1010 Wisconsin Avenue, NW
           Washington, DC 20007
           Attention: Christopher L. Bennett, Esq.
           Telecopy: (202) 295-1026

        with a copy to:

           Paul, Weiss, Rifkind, Wharton & Garrison
           1285 Avenue of the Americas
           New York, New York 10019
           Attention: Richard S. Borisoff, Esq.
           Telecopy: (212) 757-3990

    Section 4.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Stockholder without the prior written consent of MeriStar, or by MeriStar without the prior written consent of the Stockholders and any such assignment or delegation that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns (including, without limitation, any person to whom any Subject Shares are sold, transferred or assigned).

    Section 4.8 Further Assurances. Each Stockholder shall execute and deliver such other documents and instruments and take such further actions as may be necessary or appropriate or as may be reasonably requested by MeriStar in order to ensure that MeriStar receives the full benefit of this Agreement.

    Section 4.9 Enforcement. Irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal courts of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto (i) shall submit itself to the jurisdiction of the federal courts of the United States of America located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) shall not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than the federal courts of the United States of America located in the State of New York.

    Section 4.10 Waiver of Trial by Jury. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 4.10.

    Section 4.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    Section 4.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the day and year first written above.

                                                       MERISTAR HOTELS & RESORTS, INC.

                                                       By:  /s/ PAUL W. WHETSELL
                                                            -----------------------------------------
                                                            Name: Paul W. Whetsell
                                                            Title: CHIEF EXECUTIVE OFFICER AND
                                                            CHAIRMAN OF THE BOARD

                                                       AMERICAN SKIING COMPANY

                                                       By:  /s/ LESLIE B. OTTEN
                                                            -----------------------------------------
                                                            Name: Leslie B. Otten
                                                            Title: President

                                                            /s/ LESLIE B. OTTEN
                                                            -----------------------------------------
                                                            Leslie B. Otten

                                                       ALBERT OTTEN TRUST
                                                       F/B/O MILDRED OTTEN

                                                       By:  /s/ LESLIE B. OTTEN
                                                            -----------------------------------------
                                                            Name: Leslie B. Otten
                                                            Title: Trustee

                                                       OAK HILL CAPITAL PARTNERS, L.P.
                                                       By: OHCP GenPar, L.P., its general partner
                                                       By: OHCP MGP, LLC, its general partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.
                                                       By: OHCP GenPar, L.P., its general partner
                                                       By: OHCP MGP, LLC, its general partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       OAK HILL SECURITIES FUND, L.P.
                                                       By: Oak Hill Securities GenPar, L.P., its
                                                       general partner
                                                       By: Oak Hill Securities MGP, Inc., its general
                                                       partner

                                                       By:  /s/ GLENN R. AUGUST
                                                            -----------------------------------------
                                                            Name: Glenn R. August
                                                            Title: Vice President

                                                       OAK HILL SECURITIES FUND II, L.P.
                                                       By: Oak Hill Securities GenPar II, L.P., its
                                                       general partner
                                                       By: Oak Hill Securities MGP II, Inc., its
                                                       general partner

                                                       By:  /s/ GLENN R. AUGUST
                                                            -----------------------------------------
                                                            Name: Glenn R. August
                                                            Title: President

                                                       OHCP SKI, L.P.
                                                       By: Oak Hill Capital Partners, L.P., its
                                                       general partner
                                                       By: OHCP GenPar, L.P., its general partner
                                                       By: OHCP MGP, LLC, its general partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       MADELEINE LLC

                                                       By:  /s/ BOB DAVENPORT
                                                            -----------------------------------------
                                                            Name: Bob Davenport
                                                            Title: Attorney in fact

Accepted and agreed as to
Sections 1.2 and 3.7 hereof:
ING (U.S.) CAPITAL LLC, AS PLEDGEE
OF SHARES OF CLASS A COMMON STOCK AND COMMON STOCK
BENEFICIALLY OWNED BY LESLIE B. OTTEN

By:   /s/ WILLIAM B. REDMOND
      ---------------------------------------
      Name: William B. Redmond
      Title: Vice President

                                                                         ANNEX A

STOCKHOLDER                                          ADDRESS            TYPE OF ASC SECURITY        NUMBER
-----------                                          -------            --------------------        ------
Madeleine LLC                              450 Park Avenue 28th Floor   Series A Preferred            36,626
                                           New York, NY 10022           Stock
                                           Attention: Robert Davenport

                                           With a copy to:
                                           Robert Loper, Esq.
                                           Schulte Roth & Zabel LLP
                                           900 Third Avenue
                                           New York, NY 10022

Oak Hill Capital Partners, L.P.            *                            Series B Preferred           129,870
                                                                        Stock

Oak Hill Capital Management Partners,      *                            Series B Preferred             3,330
L.P.                                                                    Stock

Oak Hill Securities Fund, L.P.             *                            Series B Preferred             7,400
                                                                        Stock

Oak Hill Securities Fund II, L.P.          *                            Series B Preferred             7,400
                                                                        Stock

OHCP Ski, L.P.                             *                            Series B Preferred             2,000
                                                                        Stock

Leslie B. Otten                            c/o American Skiing Company  Common Stock                 833,333
                                           Sunday River Access Road,
                                           Bethel, ME 04217

                                                                        Class A Common Stock      14,760,530

Albert Otten Trust f/b/o Mildred           c/o American Skiing Company  Common Stock                  30,000
Otten                                      Sunday River Access Road,
                                           Bethel, ME 04217

------------------------

*   The address of OCP, OCMP, OSF, OSF2 and OSLP is:

        201 Main Street, Suite 2600
       Fort Worth, Texas 76102
       Attention: Kevin G. Levy

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY

    The undersigned shareholder of AMERICAN SKIING COMAPANY, a Delaware corporation ("ASC") hereby appoints MERISTAR HOTELS & RESORTS, INC., a Delaware corporation ("MeriStar"), as proxy for the undersigned, with full power of substitution, to attend any annual or special meeting of the shareholders of ASC (including any and all adjournments and postponements thereof), and in respect of any written consent in lieu of such meeting, held or made for the purpose of considering or voting upon the matters described in Section 1.1 of the Voting and Recapitalization Agreement, dated the date hereof, among MeriStar and certain shareholders of ASC (the "Agreement"), in accordance with such
Section 1.1, and to cast all votes that the undersigned is entitled to cast at such a meeting (or in connection with such written consent) with respect to all of the undersigned's Subject Shares (as defined in the Agreement) with respect to the matters described in Section 1.1 of the Agreement. The undersigned hereby revokes any proxy heretofore given with respect to such a meeting (or written consent in lieu thereof) or with respect to such a vote cast. The undersigned affirms that this proxy is a power coupled with an interest and shall be irrevocable. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy. This proxy shall be automatically revoked upon the termination of the Agreement.

                                              [Name of Stockholder]

Please sign exactly as name appears on the records of ASC         By   ----------------------------------
and date. When signing as attorney, executor,                          Name:
administrator, trustee, guardian, officer of a corporation             Title:
or other entity or in another representative capacity,
please give the full title under signature(s).

                                                                  Dated: December     ,

                                     B-a-1

                                                                       EXHIBIT B

    SECTION 1. DESIGNATION AND AMOUNT. There is hereby created and authorized a series of Serial Preferred Stock, the designation of which shall be the Series A 14% Preferred Stock (herein the "SERIES A PREFERRED STOCK"). The number of issuable shares of Series A Preferred Stock shall be 60,000.

    SECTION 2. RANK. All shares of Series A Preferred Stock, both as to payment of dividends and to distribution of assets upon liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, shall rank prior to all of the corporation's now or hereafter issued preferred stock, and senior to all of the corporation's now or hereafter issued Common Stock or any other common stock of any class of the corporation. The term "Common Stock" shall mean the Common Stock, par value $.01 per share, of the corporation as the same exists at the date hereof or as such stock may be constituted from time to time.

    SECTION 3.  DIVIDENDS AND CERTAIN RESTRICTIONS.  The holders of the
Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the corporation out of funds of the corporation legally available therefor, dividends at a rate per share of 14% per annum, and no more on the sum of (x) the Liquidation Preference plus (y) all then accrued and unpaid dividends. Such dividends shall be fully cumulative, shall accrue and compound quarterly, beginning on the date of issuance, on January 1, April 1, July 1 and October 1 of each year (whether or not declared or paid), and shall be payable in cash on August 15, 2006, or, at the option of the corporation, in whole or in part on any January 1, April 1, July 1 or October 1 (except that if such date is a Saturday, Sunday or legal holiday, then such dividend will be payable on the next day that is not a Saturday, Sunday or legal holiday) to holders of record as they appear on the stock transfer books of the corporation on such record date, not more than 60 nor less than 10 days preceding the payment date for such dividend, as is fixed by the Board of Directors. For purposes hereof, the term "legal holiday" shall mean any day on which banking institutions are obligated or authorized to close in New York, New York or in Boston, Massachusetts.

    On such dividend payment date all dividends which shall have accrued on each share of Series A Preferred Stock outstanding on such dividend payment date shall accumulate and be deemed to become "due". If such dividends are not fully paid on such dividend payment date, such accrued dividends shall be added (solely for the purpose of calculating dividends payable on the Series A Preferred Stock) to the Liquidation Preference of the Series A Preferred Stock effective at the beginning of the quarterly dividend compounding period next succeeding the dividend payment date as to which such dividends were not paid and shall thereafter accrue additional dividends in respect thereof until such unpaid dividends have been paid in full. Dividends paid on shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accumulated and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. Dividends payable on the Series A Preferred Stock in respect of any period of less than a calendar quarter shall be computed on the basis of a 90-day quarter. Upon the request of a holder of Series A Preferred Stock, the corporation will promptly deliver to such holder a written statement describing the amount of accrued and unpaid dividends, calculated as of the date of such request, in respect of the Series A Preferred Stock held by such holder.

    Unless all accrued and unpaid dividends on the Series A Preferred Stock that are due and payable in cash have been paid in cash, or declared and sums set aside for the payment thereof, dividends (other than in Common Stock or any other stock of the corporation ranking junior to the Series A Preferred Stock as to dividends and as to liquidation rights) may not be paid, or declared and set aside for payment, and other distributions may not be made upon the Common Stock or on any other stock of the corporation ranking junior to the Series A Preferred Stock as to dividends. So long as any shares

                                     B-b-1
of Series A Preferred Stock are outstanding, the Common Stock (or any rights, options or warrants to purchase Common Stock), any other stock or other equity interests (or rights, options or warrants to purchase such other stock or other equity interests) of the corporation ranking junior to the Series A Preferred Stock as to dividends or upon liquidation may not be redeemed, purchased or otherwise acquired for any consideration by the corporation.

    Cash dividends on the Series A Preferred Stock may not be declared, paid or set apart for payment if (a) the corporation is not solvent or would be rendered insolvent thereby or (b) the terms and provisions of any law, or any agreement of the corporation relating to the corporation's indebtedness for borrowed money, specifically prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a violation or breach thereof or a default thereunder.

    The corporation shall not permit any subsidiary of the corporation to purchase or otherwise acquire for consideration any shares of stock (or rights, options or warrants to purchase shares of stock or other equity interests) of the corporation unless the corporation could, under this Section 3, purchase or otherwise acquire such shares (or rights, options or warrants to purchase shares of stock) or units at such time and in such manner.

    Any reference to "distribution" contained in this Section 3 shall not be deemed to include any distribution made in connection with any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary.

    SECTION 4. LIQUIDATION PREFERENCE. In the event of a liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the corporation, whether such assets are stated capital or surplus of any nature, an amount equal to $1,000 per share (the "LIQUIDATION PREFERENCE") plus the dividends accrued and unpaid thereon to the date of final distribution to such holders, whether or not declared, without interest, before any payment shall be made or any assets distributed to the holders of Common Stock or any other class or series of the corporation's capital stock ranking junior as to liquidation rights to the Series A Preferred Stock; provided, however, that such rights shall accrue to the holders of Series A Preferred Stock only in the event that the corporation's payments with respect to the liquidation preferences (plus any accrued and unpaid dividends thereon) of the holders of capital stock of the corporation ranking senior as to liquidation rights to the Series A Preferred Stock (the "SENIOR LIQUIDATION STOCK") are fully met. If the assets of the corporation available for distribution after the liquidation preferences (plus any accrued and unpaid dividends thereon) of the Senior Liquidation Stock are fully met are not sufficient to pay an amount equal to the Liquidation Preference (plus any accrued and unpaid dividends thereon) to the holders of outstanding shares of Series A Preferred Stock and the liquidation preference (plus any accrued and unpaid dividends thereon) to the holders of any other series of the corporation's capital stock which may hereafter be created in accordance with Section 6(c) hereof having liquidation rights on a parity with the shares of Series A Preferred Stock (the "PARITY LIQUIDATION STOCK"), then the assets of the corporation shall be distributed ratably among the holders of the Series A Preferred Stock and the Parity Liquidation Stock in proportion to the respective preferential amounts to which each is entitled (but only to the extent of such preferential amounts). After payment in full of the amounts in respect of the Liquidation Preference (and any accrued and unpaid dividends thereon) to which they are entitled, the holders of the Series A Preferred Stock shall not be entitled to any further participation in any distribution of assets of the corporation. Neither a consolidation, merger or other business combination of the corporation with or into another corporation or other entity nor a sale or transfer of all or part of the corporation's assets for cash, securities or other property shall be considered a liquidation, dissolution or winding up of the corporation for purposes of this Section 4 (unless in connection therewith the liquidation of the corporation is specifically approved).

                                     B-b-2

    The holder of any shares of Series A Preferred Stock shall not be entitled to receive any payment owed for such shares under this Section 4 until the corporation has received (i) the certificate(s) representing such shares of Series A Preferred Stock and (ii) transfer instrument(s) satisfactory to the corporation and sufficient to transfer such shares of Series A Preferred Stock to the corporation free of any adverse interest. No interest shall accrue on any payment made in respect of the Liquidation Preference (and any accrued and unpaid dividends thereon) after the due date thereof.

    SECTION 5. REDEMPTION. On August 15, 2006 (the "MANDATORY REDEMPTION DATE"), the corporation shall redeem, out of funds legally available therefor, all shares of the Series A Preferred Stock then outstanding at a redemption price (the "REDEMPTION PRICE") equal to the Liquidation Preference per share, together with accrued and unpaid dividends to the redemption date. If, on the Mandatory Redemption Date, funds are not legally available to the corporation for redemption of the shares of Series A Preferred Stock, the corporation shall redeem on such date, at the Redemption Price, that number of shares of Series A Preferred Stock which it can lawfully redeem, and from time to time thereafter, as soon as funds are legally available, the corporation shall redeem at the Redemption Price shares of Series A Preferred Stock until the corporation has redeemed the shares of Series A Preferred Stock in full.

    The corporation, at its option, may at any time, redeem, out of funds legally available therefor, in whole or from time to time in part, the Series A Preferred Stock on any date set by the Board of Directors, for cash at the Redemption Price, together with accrued and unpaid dividends to the redemption date (subject to the right of the holder of record of shares of Series A Preferred Stock on a record date for the payment of a dividend on the Series A Preferred Stock to receive the dividend due on such shares of Series A Preferred Stock on the corresponding dividend payment date, if such dividend payment date is prior to the date set for redemption).

    In case of the redemption of less than all of the then outstanding Series A Preferred Stock, the corporation shall select the shares of Series A Preferred Stock to be redeemed in accordance with any method permitted by the national securities exchange on which the Series A Preferred Stock is then listed, or if not so listed, the corporation shall designate by lot, or in such other manner as the Board of Directors may determine, the shares to be redeemed, or shall effect such redemption pro rata. Notwithstanding the foregoing, the corporation shall not redeem less than all of the Series A Preferred Stock at any time outstanding until all dividends accrued to such payment date upon all Series A Preferred Stock then outstanding shall have been paid.

    Not more than 120 nor less than 90 days prior to the date of any redemption under this Section 5, notice by first class mail, postage prepaid, shall be given to each holder of record of the Series A Preferred Stock to be redeemed, at such holder's address as it shall appear upon the stock transfer books of the corporation. Each such notice of redemption shall specify the date fixed for redemption, the Redemption Price, the place or places of payment and that payment will be made upon presentation and surrender of the certificates evidencing the shares of Series A Preferred Stock to be redeemed.

    Any notice that is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the holder of the Series A Preferred Stock receives such notice; and failure to give such notice by mail, or any defect in such notice, to the holders of any shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. On or after the date fixed for redemption as stated in such notice, each holder of the shares called for redemption shall surrender the certificate evidencing such shares to the corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price. If less than all the shares represented by any such surrendered certificate are redeemed, a new certificate shall be issued without cost to the holder thereof representing the unredeemed shares. If such notice of redemption has been so mailed and if, on or prior to the

                                     B-b-3
redemption date specified in such notice all funds necessary for such redemption have been set aside by the corporation, separate and apart from its other funds, in trust for the account of the holders of the shares so to be redeemed (as to be and continue to be available therefor), then on and after the redemption date, notwithstanding that any certificate for shares of the Series A Preferred Stock so called for redemption has not been surrendered for cancellation, all shares of the Series A Preferred Stock with respect to which such notice shall have been mailed and such funds shall have been set aside shall be deemed to be no longer outstanding and all rights with respect to such shares of the Series A Preferred Stock so called for redemption shall forthwith cease and terminate, except the right of the holders thereof to receive out of the funds so set aside in trust the amount payable on redemption thereof (including an amount equal to accrued and unpaid dividends to the redemption date) without interest thereon.

    The holder of any shares of Series A Preferred Stock redeemed upon any exercise of the corporation's redemption right shall not be entitled to receive payment of the Redemption Price for such shares until such holder has caused to be delivered to the place specified in the notice given with respect to such redemption (i) the certificate(s) representing such shares of Series A Preferred Stock redeemed and (ii) transfer instrument(s) satisfactory to the corporation and sufficient to transfer such shares of Series A Preferred Stock to the corporation free of any adverse interest. No interest shall accrue on the Redemption Price of any share of Preferred Interests after its redemption date.

    SECTION 6.  VOTING RIGHTS.

    (a) GENERAL. Other than as provided in Section 6(b) below, the holders of Series A Preferred Stock shall have no voting rights with respect to any matters upon which the stockholders of the corporation may vote. In addition, the holders of Series A Preferred Stock will have all voting rights required by law, and shall also have all special voting rights provided below. Any shares of Series A Preferred Stock held by the corporation or any entity controlled by the corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

    (b)  DEFAULT VOTING RIGHTS.

        (i) RIGHT TO ELECT DIRECTORS. Whenever dividends that have become due and payable in cash under Section 3 on the Series A Preferred Stock are in arrears, or the Redemption Price (whether mandatory or optional) has not been paid in full when due, or an Event of Default (as hereinafter defined), has occurred (A) the number of members of the Board of Directors of the corporation shall be increased by two, effective as of the time of election of such directors as hereinafter provided, and (B) the holders of the Series A Preferred Stock (voting separately as a class) shall have the exclusive right (the "DEFAULT RIGHT") to vote for and elect such two additional directors of the corporation at any meeting of stockholders of the corporation at which directors are to be elected held during the period such dividends remain in arrears or such redemption price has not been paid in full. The holders of the Series A Preferred Stock shall have this Default Right until (x) payment in full of all accrued and unpaid dividends on the Series A Preferred Stock has been made, (y) payment in full of any Redemption Price which has become due has been made or (z) the date on which such Event of Default has ceased to be continuing. An "EVENT OF DEFAULT" shall be deemed to occur if: (i) a default occurs under any bond, debenture, note or other evidence of indebtedness, whether or not contingent, for borrowed money ("INDEBTEDNESS") by the corporation or any Restricted Subsidiary (as defined in the Indenture dated as of June 28, 1996, as amended, relating to the corporation's 12% Senior Subordinated Notes due 2006, the "INDENTURE"), which default has resulted in such at least
    $5.0 million aggregate principal amount of Indebtedness becoming or being declared payable prior to the date on which it would otherwise have been due and payable, without such Indebtedness having been discharged, such acceleration having been rescinded or annulled or there having been deposited in trust a sum of money sufficient to discharge in full such Indebtedness; or (ii) the corporation or any of its Subsidiaries

                                     B-b-4

    (as defined in the Indenture) fails to pay any principal or interest when due with respect to any Indebtedness for money borrowed (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace period, if any, specified in the agreement or instrument evidencing or governing such Indebtedness, has expired, and the amount of such Indebtedness, together with any interest or premium thereon, exceeds $5.0 million).

        (ii) SPECIAL MEETING. The Default Right may be exercised initially by the vote of the holders of a majority of the shares of the Series A Preferred Stock present and voting, in person or by proxy, at a special meeting of holders of the Series A Preferred Stock or at the next annual meeting of stockholders, or by written consent of the holders of record of a majority of the outstanding shares of the Series A Preferred Stock without a meeting. Unless such action shall have been taken by written consent as aforesaid, a special meeting of the holders of the Series A Preferred Stock for the exercise of the Default Right shall be called by the Secretary of the corporation as promptly as possible in compliance with applicable laws and regulations, and in any event within 10 days after receipt of a written request signed by the holders of record of at least 25% of the outstanding shares of the Series A Preferred Stock, subject to any applicable notice requirements imposed by law or by any national securities exchange on which any Series A Preferred Stock is listed. Such meeting shall be held at the earliest practicable date thereafter.

       (iii) TERM OF OFFICE OF DIRECTORS. Any director who has been elected by holders of the Series A Preferred Stock shall hold office for a term expiring (subject to the earlier payment of all dividends and redemption payments, whether mandatory or optional, in arrears on the Series A Preferred Stock) at the next annual meeting of stockholders and during such term may be removed at any time, either for or without cause, by and only by, the affirmative vote of the holders of record of a majority of the shares of the Series A Preferred Stock, voting as a single class, present and voting, in person or by proxy, at a special meeting of such stockholders called for such purpose, or by written consent without a meeting of the holders of record of a majority of the outstanding shares of the Series A Preferred Stock, voting as a single class, and any vacancy created by such removal may also be filled at such meeting or by such written consent. A special meeting of the holders of the shares of the Series A Preferred Stock for the removal of a director elected by the holders of the Series A Preferred Stock and the filling of the vacancy created thereby shall be called by the Secretary of the corporation as promptly as possible and in any event within 10 days after receipt of a written request therefor signed by the holders of not less than 25% of the outstanding shares of the Series A Preferred Stock taken as a single class, subject to any applicable notice requirements imposed by law or any national securities exchange on which any Series A Preferred Stock is listed. Such meeting shall be held at the earliest practicable date thereafter.

        (iv) VACANCIES. Any vacancy caused by the death or resignation of a director who has been elected in accordance with this Section 6 (b) may be filled by a person nominated by the remaining director so elected or, if not so filled, by a vote of holders of a majority of the shares of the Series A Preferred Stock present and voting as a single class, in person or by proxy, where at least one third of such holders are present, in person or proxy, at a meeting of such holders of Series A Preferred Stock called for such purpose, or by written consent without a meeting of the holders of record of a majority of the outstanding shares of the Series A Preferred Stock as a single class. Unless such vacancy has been filled by the remaining director or by written consent as aforesaid, such meeting shall be called by the Secretary of the corporation at the earliest practicable date after such death or resignation, and in any event within 10 days after receipt of a written request signed by the holders of record of at least 25% of the outstanding shares of the Series A Preferred Stock taken as a single class.

                                     B-b-5

        (v) STOCKHOLDERS' RIGHT TO CALL MEETING. If any meeting of the holders of the Series A Preferred Stock required by this subparagraph (b) to be called has not been called within 10 days after personal service of a written request therefor upon the Secretary of the corporation or within 15 days after mailing the same within the United States of America by registered mail addressed to the Secretary of the corporation at its principal office, subject to any applicable notice requirements imposed by law or any national securities exchange on which any Series A Preferred Stock is listed, then the holders of record of at least 25% of the outstanding shares of the Series A Preferred Stock may designate in writing a holder of a share of the Series A Preferred Stock to call such meeting at the expense of the corporation, and such meeting may be called by such Person so designated upon the notice required for annual meetings of stockholders or such shorter notice (but in no event shorter than permitted by law or any national securities exchange on which the Series A Preferred Stock is listed) as may be acceptable to the holders of a majority of the total number of shares of the Series A Preferred Stock. Any holder of a share of the Series A Preferred Stock so designated shall have access to the stock books of the corporation relating solely to the Series A Preferred Stock for the purpose of causing such meeting to be called pursuant to these provisions.

        (vi) QUORUM. At any meeting of the holders of the Series A Preferred Stock called in accordance with the provisions of this subparagraph (b) for the election or removal of directors, the presence in person or by proxy of the holders of one-third of the total number of shares of the Series A Preferred Stock as a single class shall be required to constitute a quorum; in the absence of a quorum, a majority of the holders present in person or by proxy shall have power to adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum shall be present.

    (c) CLASS VOTING RIGHTS. So long as shares of the Series A Preferred Stock are outstanding, the corporation shall not, directly or indirectly or through merger or consolidation with any other person, without the affirmative vote or consent of the holders of at least a majority of all outstanding Series A Preferred Stock, voting separately as a class, (i) increase the authorized number of shares of the Series A Preferred Stock, (ii) authorize or issue or increase the authorized amount of any additional class or series of stock (including any series of preferred stock), or any security convertible into stock of such class or series, ranking on a parity with or senior to the Series A Preferred Stock as to dividends or as to rights upon liquidation, dissolution or winding up or (iii) effect any reclassification of the Series A Preferred Stock. In connection with any right to vote pursuant to this
Section 6(c), each holder of Series A Preferred Stock shall have one vote for each share held. Without limiting the generality of the foregoing, a class vote by the holders of the Series A Preferred Stock shall not be required (except as otherwise required by law or resolution of the corporation's Board of Directors) in connection with the authorization, issuance or increase in the authorized amount of any shares of any other class or series of stock that ranks junior to the Series A Preferred Stock upon liquidation, dissolution or winding up of the corporation if (A) dividends on such junior class or series of stock are payable solely in additional shares of such junior class or series of stock if cash dividends have not been paid when due on the Series A Preferred Stock on the immediately preceding dividend payment date and (B) such junior class or series of stock is not subject to any mandatory redemption or entitled to any mandatory offer to purchase, in each case, prior to the Mandatory Redemption Date.

    SECTION 7. OUTSTANDING SHARES. For purposes of this Exhibit A, all shares of Series A Preferred Stock shall be deemed outstanding except (i) from the date fixed for redemption pursuant to Section 5, all shares of Series A Preferred Stock that have been so called for redemption under Section 5 if funds necessary for payment of the redemption price have been irrevocably deposited in trust, for the account of the holders of the shares so to be redeemed (so as to be and continue to be available therefor), with a corporation organized and doing business under the laws of the United States or any State or territory thereof or of the District of Columbia (or a corporation or other person permitted to act as a

                                     B-b-6
trustee by the Securities and Exchange Commission) authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $100,000,000 and subject to supervision or examination by Federal, State or District of Columbia or territorial authority; and (ii) from the date of registration of transfer, all shares of Series A Preferred Stock held of record by the corporation or any subsidiary of the corporation.

    SECTION 8. STATUS OF ACQUIRED SHARES. Shares of Series A Preferred Stock redeemed by the corporation or otherwise acquired by the corporation, shall be restored to the status of authorized and unissued shares of Serial Preferred Stock, without designation as to series, and may thereafter be issued, but not as shares of Series A Preferred Stock.

    SECTION 9. PREEMPTIVE RIGHTS. The holders of Series A Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the corporation.

    SECTION 10. REPORTS. So long as the Series A Preferred Stock remains outstanding, the corporation shall cause its annual reports to stockholders and any quarterly or other financial reports and information furnished by it to stockholders pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), to be mailed to the holders of the Series A Preferred Stock (contemporaneously with the mailing of such materials to the corporation's stockholders) at their addresses appearing on the books of the corporation. If the corporation is not required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, it shall cause its financial statements, including any notes thereto (and with respect to annual reports, an auditors' report by a nationally recognized firm of independent certified public accountants), a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and such other information which the corporation would otherwise be required to include in annual and quarterly reports filed under the Exchange Act, to be mailed to the holders of the Series A Preferred Stock, within 120 days after the end of each of the corporation's fiscal years and within 60 days after the end of each of its first three fiscal quarters.

    SECTION 11. SEVERABILITY OF PROVISIONS. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

                                     B-b-7

                                  SCHEDULE 1.1
                               INITIAL DIRECTORS

NAME                                 CLASS     NOMINATED BY
----                                --------   ------------
**................................  I          Oak Hill
**................................  I          Oak Hill
*.................................  I          Independent
**................................  II         Oak Hill
Mr. Steven Jorns..................  II         MeriStar
Mr. David Hawkes..................  II         Otten
*.................................  II         Independent Director
Mr. Daniel Doctoroff..............  III        Oak Hill
Mr. Paul W. Whetsell..............  III        MeriStar
Mr. Leslie B. Otten...............  III        Otten
*.................................  III        Independent

------------------------

* To be determined reasonably by ASC, MeriStar, Otten, OCP, OCMP, OSF, OSF2 and OSLP.

**  To be determined by OCP, OCMP, OSF, OSF2 and OSLP.

                                     B-b-8

                                  SCHEDULE 2.1
                  BENEFICIAL OWNERSHIP OF CAPITAL STOCK OF ASC

1. Madeleine holds its Subject Shares on behalf of various funds and accounts managed by Cerberus Capital Management, L.P. and its affiliates.

2. The Subject Shares of Madeleine, Otten, OCP, OCMP, OSF, OSF2 and OSLP are subject to a proxy in favor of ASC to vote those Subject Shares at ASC's annual meeting of stockholders on December 12, 2000 (and all adjournments and postponements thereof).

3. Otten holds his Subject Shares subject to the pledge granted under the Pledge Agreement, dated November 10, 1997, between Otten and ING.

                                     B-b-9

                                                                      APPENDIX C
                                                                  EXECUTION COPY

                                VOTING AGREEMENT

    This VOTING AGREEMENT, dated as of December 8, 2000 (this "Agreement"), is made and entered into among MeriStar Hotels & Resorts, Inc., a Delaware corporation (the "MeriStar"), American Skiing Company, a Delaware corporation ("ASC"), Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OMP"), F.W. Hospitality, L.P., a Delaware limited partnership ("F.W. Hospitality"), Arbor REIT, L.P., a Delaware limited partnership ("Arbor REIT"), and MHX Investors, L.P., a Delaware limited partnership ("MHX Investors"). OCP, OMP, F.W. Hospitality, Arbor REIT and MHX Investors are referred to collectively as the "Stockholders" and each as a "Stockholder".

                                   RECITALS:

    A. ASC, ASC Merger Sub, Inc. a Delaware corporation ("Merger Sub"), and MeriStar are, simultaneously with the execution hereof, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into MeriStar (the "Merger") on the terms and subject to the conditions set forth in the Merger Agreement and, as a result, MeriStar will become a wholly-owned subsidiary of ASC. Except as otherwise defined herein, capitalized terms used herein without definition have the respective meanings ascribed to them in the Merger Agreement.

    B. As a condition and inducement to ASC's willingness to enter into the Merger Agreement, ASC has requested that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement and to grant to ASC an irrevocable proxy with respect to the shares of common stock, par value $0.01 per share, of MeriStar (the "MeriStar Common Stock") in the form attached hereto as Exhibit A (each a "Proxy") with respect to such Stockholder's Subject Shares (as defined in Section 2.1(a)).

    C. Simultaneously with the execution and delivery of this Agreement, each Stockholder has irrevocably granted ASC a Proxy to vote its shares in a manner consistent with the covenants set forth in this Agreement.

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I
                            VOTING OF SUBJECT SHARES

    Section 1.1 Agreement to Vote Subject Shares. At any meeting (including any and all postponements and adjournments thereof) of the stockholders of MeriStar (a "MeriStar Stockholders Meeting") called to consider and vote upon the approval of the Merger, the Merger Agreement and the transactions contemplated thereby (the "Proposals"), and in connection with any action to be taken in respect of the Proposals by written consent of the stockholders of MeriStar, each Stockholder shall vote or cause to be voted (including by written consent, if applicable) all of such Stockholder's Subject Shares in favor of the Proposals and any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon at any such meeting. At any meeting (and at any and all postponements and adjournments thereof) of the stockholders of MeriStar (an "Adverse Meeting") called to consider and vote upon any Adverse

Proposal (as defined below), and in connection with any action to be taken in respect of any Adverse Proposal by written consent of stockholders of MeriStar, each Stockholder shall vote or cause to be voted (including by written consent, if applicable) all of such Stockholder's Subject Shares against such Adverse Proposal. For purposes of this Agreement, the term "Adverse Proposal" means any
(a) proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of MeriStar set forth in the Merger Agreement or (b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

    Section 1.2 Other Proxies Revoked. Any proxies (other than the Proxy) heretofore given in respect of such Stockholder's Subject Shares are not irrevocable and all such proxies are hereby revoked.

                                   ARTICLE II
                         REPRESENTATIONS AND WARRANTIES

    Section 2.1 Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, represents and warrants, as of the date hereof, the time of each MeriStar Stockholders Meeting and each Adverse Meeting and as of the Effective Time, to ASC as follows:

        (a) Except for Subject Shares transferred in accordance with
    Section 3.1 hereof after the date hereof, such Stockholder is the sole record and beneficial owner of the number of shares of MeriStar Common Stock set forth opposite such Stockholder's name on Annex A hereto (such MeriStar Common Stock, together with any other equity or voting interests in MeriStar the beneficial ownership of which is hereafter acquired by such Stockholder and any MeriStar Common Stock into which such other equity or voting interests are converted, being collectively referred to herein as such Stockholder's "Subject Shares") and has full, unrestricted and sole power to dispose of and to vote such Subject Shares. Such Subject Shares are now, and at all times prior to the Effective Time will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, voting trusts or agreements, powers of attorney, proxies or any other arrangement or agreement with any person or entity limiting or affecting such Stockholder's legal power or authority to vote or sell the Subject Shares, except for those restrictions arising hereunder or under the Proxy delivered by such Stockholder or set forth under applicable securities laws and except as specified on Schedule 2.1 hereto. Such Stockholder does not beneficially own or hold any rights to acquire any additional securities of MeriStar other than such Subject Shares.

        (b) Such Stockholder has all requisite power and authority to enter into this Agreement, to grant the Proxy and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Proxy by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of such Stockholder. This Agreement and the Proxy have been duly executed and delivered by such Stockholder and, assuming that this Agreement constitutes the valid and binding obligation of ASC, each of this Agreement and the Proxy constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity. The Proxy is an irrevocable proxy, coupled with an interest, and ASC shall, by operation of the Proxy, have the power to vote such Stockholder's Subject Shares in accordance with, and as contemplated by, Section 1.1 and by the terms of the Proxy.

        (c) The execution and delivery of this Agreement or of the Proxy does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, conflict with, result in a breach or violation of or default (with or without notice or lapse of time or both) under, give rise to a material obligation, a right of termination, cancellation, or acceleration of any obligation or a loss of a material benefit under, or require notice to or the consent of any person under (i) in the case of a Stockholder that is a corporation or other business organization, any organizational documents of such Stockholder, (ii) in the case of any Stockholder that is a trust, violate or conflict with any term or provision of the indenture, or other governing or testamentary instrument relating to such trust or (iii) in the case of any Stockholder, any Contract, Law, order, injunction, determination or award binding on such Stockholder, other than any such conflicts, breaches, violations, defaults, obligations, rights or losses that, individually or in the aggregate, would not (i) impair the ability of such Stockholder to perform such Stockholder's obligations under this Agreement or (ii) prevent or delay the consummation of any of the transactions contemplated hereby.

        (d) Except for the other Stockholders, there are no parties who are affiliates of such Stockholder who are also affiliates of MeriStar.

                                  ARTICLE III
                               CERTAIN COVENANTS

    Section 3.1 Restriction on Transfer of Subject Shares; Proxies and Noninterference. No Stockholder shall, prior to the Effective Time, directly or indirectly: (A) except pursuant to the terms of this Agreement, offer for sale, sell, transfer, pledge, tender, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, encumbrance, assignment or other disposition of, any or all of such Stockholder's Subject Shares, unless it receives (i) an irrevocable proxy, in form and substance substantially similar to Exhibit A hereto, to vote the transferred Subject Shares as provided therein and (ii) a deed of adherence to this Agreement (including representations and warranties of the type set forth in Section 2.1) reasonably satisfactory to the other parties hereto executed by the transferee of such Subject Shares; (B) except pursuant to the terms of this Agreement and except for the execution and delivery of the Proxy, grant any proxies or powers of attorney, deposit any of such Stockholder's Subject Shares into a voting trust or enter into a voting agreement with respect to any of such Stockholder's Subject Shares; or (C) take any action that would reasonably be expected to make any representation or warranty contained herein untrue or incorrect or have the effect of impairing the ability of such Stockholder to perform such Stockholder's obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby or revoke or invalidate the Proxy.

    Section 3.2 Reliance by ASC; Cooperation. Each Stockholder understands and acknowledges that ASC is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement and the Proxy. Each Stockholder shall cooperate fully with ASC and MeriStar in connection with the respective reasonable best efforts of ASC and MeriStar to fulfill the conditions to the Merger set forth in Article VI of the Merger Agreement.

                                   ARTICLE IV
                                 MISCELLANEOUS

    Section 4.1 Fees and Expenses. Except as set forth in the ASC Voting/Recapitalization Agreement, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

    Section 4.2 Amendment; Termination. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. This Agreement shall terminate immediately upon the termination of the Merger Agreement in accordance with its terms. In addition, this Agreement may be terminated by mutual written consent of MeriStar, ASC and the Stockholders. In the event of termination of this Agreement pursuant to this Section 4.2, this Agreement shall become null and void and of no effect with no liability on the part of any party hereto and all Proxies shall automatically terminate; provided, however, that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination; and provided, further, that Article II shall survive the termination of this Agreement.

    Section 4.3 Extension, Waiver. Any agreement on the part of a party to waive any provision of this Agreement, or to extend the time for any performance hereunder, shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    Section 4.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and is not intended to confer upon any person other than the parties any rights or remedies.

    SECTION 4.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF ANY PRINCIPLES OF CONFLICTS OF LAWS THEREOF THAT MIGHT INDICATE THE APPLICABILITY OF LAWS OF ANY OTHER JURISDICTION, EXCEPT WHERE THE LAWS OF THE STATE OF DELAWARE ARE MANDATORILY APPLICABLE.

    Section 4.6 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by hand delivery or telecopy (with a confirmation copy sent for next day delivery via courier service, such as Federal Express), or sent by overnight courier, such as Federal Express (providing proof of delivery). All communications hereunder shall be delivered to the respective parties at the following addresses:

             If to the Stockholders:

                    Park Avenue Tower
                    65 E. 55th Street
                    New York, New York 10022
                    Attention: Steven B. Gruber
                             Bradford E. Bernstein

                    Telecopy: (212) 593-7187

             If to ASC:

                    American Skiing Company
                    One Monument Way
                    Portland, Maine
                    Attention: Christopher E. Howard, Esq.
                             Foster A. Stewart, Jr., Esq.

                    Telecopy: (207) 791-2607
             with a copy to:

                    Shearman & Sterling
                    599 Lexington Avenue
                    New York, New York 10036-6522
                    Attention: Mark Roppel, Esq.
                    Telecopy: (212) 848-7179

             If to MeriStar:

                    MeriStar Hotels & Resorts, Inc.
                    1010 Wisconsin Avenue, NW
                    Washington, DC 20007
                    Attention: Christopher L. Bennett, Esq.
                    Telecopy: (202) 295-1026

             with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                    1285 Avenue of the Americas
                    New York, New York 10019
                    Attention: Richard S. Borisoff, Esq.
                    Telecopy: (212) 757-3990

    Section 4.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any Stockholder without the prior written consent of ASC, or by ASC without the prior written consent of the Stockholders and any such assignment or delegation that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns (including, without limitation, any person to whom any Subject Shares are sold, transferred or assigned).

    Section 4.8 Further Assurances. Each Stockholder shall execute and deliver such other documents and instruments and take such further actions as may be necessary or appropriate or as may be reasonably requested by ASC in order to ensure that ASC receives the full benefit of this Agreement.

    Section 4.9 Enforcement. Irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the federal court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto (i) shall submit itself to the jurisdiction of the federal courts of the United States of America located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) shall not bring any action relating to this

Agreement or any of the transactions contemplated hereby in any court other than the federal courts of the United States of America located in the State of New York.

    Section 4.10 Waiver of Trial by Jury. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and uncondi-tionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly aris-ing out of or relating to this Agreement or the transac-tions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 4.10.

    Section 4.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    Section 4.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the day and year first written above.

                                                       MERISTAR HOTELS & RESORTS, INC.

                                                       By:  /s/ PAUL W. WHETSELL
                                                            -----------------------------------------
                                                            Name: Paul W. Whetsell
                                                            Title: Chief Executive and Chairman

                                                       AMERICAN SKIING COMPANY

                                                       By:  /s/ LESLIE B. OTTEN
                                                            -----------------------------------------
                                                            Name: Leslie B. Otten
                                                            Title: Chairman and Chief Executive
                                                            Officer

                                                       OAK HILL CAPITAL PARTNERS, L.P.
                                                       By:  OHCP GenPar, L.P., its general partner
                                                       By:  OHCP MGP, LLC, its general partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       OAK HILL CAPITAL MANAGEMENT
                                                       PARTNERS, L.P.
                                                       By:  OHCP GenPar, L.P., its general partner
                                                       By:  OHCP MGP, LLC, its general partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       FW HOSPITALITY, L.P.
                                                       By:  Group III 31, L.L.C., General Partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       ARBOR REIT, L.P.
                                                       By:  Group Investors, L.L.C., General Partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                       MHX INVESTORS, L.P.
                                                       By:  FW Group GenPar, Inc., General Partner

                                                       By:  /s/ KEVIN G. LEVY
                                                            -----------------------------------------
                                                            Name: Kevin G. Levy
                                                            Title: Vice President

                                                                         ANNEX A

                                                              NUMBER OF SHARES OF MERISTAR
STOCKHOLDER                                                           COMMON STOCK
-----------                                                   ----------------------------
Oak Hill Capital Partners, L.P. ............................            3,545,455

Oak Hill Capital Management Partners, L.P. .................               90,909

F.W. Hospitality, L.P. .....................................              764,067

Arbor REIT, L.P. ...........................................              764,067

MHX Investors, L.P. ........................................              764,066

                                                                       EXHIBIT A

                               IRREVOCABLE PROXY

    The undersigned shareholder of MERISTAR HOTELS & RESORTS, INC., a Delaware corporation ("MeriStar") hereby appoints AMERICAN SKIING COMPANY, a Delaware corporation ("ASC"), as proxy for the undersigned, with full power of substitution, to attend any annual or special meeting of the shareholders of MeriStar (including any and all adjournments and postponements thereof), and in respect of any written consent in lieu of such meeting, held or made for the purpose of considering or voting upon the matters described in Section 1.1 of the Voting Agreement, dated the date hereof, among ASC, the undersigned and certain other shareholders of MeriStar (the "Agreement"), in accordance with such Section 1.1, and to cast all votes that the undersigned is entitled to cast at such a meeting (or in connection with such written consent) with respect to all of the undersigned's Subject Shares (as defined in the Agreement) with respect to the matters described in Section 1.1 of the Agreement. The undersigned hereby revokes any proxy heretofore given with respect to such a meeting (or written consent in lieu thereof) or with respect to such a vote cast. The undersigned affirms that this proxy is a power coupled with an interest and shall be irrevocable. The undersigned shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this irrevocable proxy.

                                          [Name of Stockholder]

Please sign exactly as name appears on the  By
records of MeriStar and date. When signing       -----------------------------------------
as attorney, executor, administrator,            Name:
trustee, guardian, officer of a                  Title:
corporation or other entity or in another
representative capacity, please give the
full title under signature(s).
                                                 Dated:       ,

                                     C-a-1

                                                                      APPENDIX D

                  [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE]


                                          February 21, 2001


Special Committee of
The Board of Directors
American Skiing Company
Sunday River Access Road
Bethel, ME 04217

Dear Sirs:


    You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share (the "Company Common Stock") of American Skiing Company (the "Company") (other than any holders of the Company's Class A Common Stock (as defined below)) (the "Common Stockholders") of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Merger, dated as of December 8, 2000 (the "Agreement" and, as amended by the Amendment referred to below, the "Amended Agreement), and the Amendment to the Agreement and Plan of Merger, dated as of February 21, 2001 (the "Amendment"), in each case by and among the Company, MeriStar Hotels & Resorts, Inc. ("MeriStar"), and ASC Merger Sub, Inc., a wholly owned subsidiary of the Company, pursuant to which ASC Merger Sub, Inc. will be merged (the "Merger") with and into MeriStar. Additionally, you have also requested our opinion as to the fairness from a financial point of view to the Common Stockholders of the allocation between the Common Stockholders, on the one hand, and the holders of the Company's 10.5% Repriced Convertible Exchangeable Preferred Stock, par value $0.01 per share ("Preferred A Stock"), 8.50%
Series B Convertible Participating Preferred Stock, par value $0.01 per share ("Preferred B Stock") and Tranche C Notes (as defined below), on the other hand, of the equity securities in the Company, following consummation of the transactions contemplated by the Amended Agreement, to be held by all stockholders of the Company who are stockholders immediately prior to the consummation of such transactions (the "Allocation").



    Pursuant to the Amended Agreement, each share of common stock, par value $0.01 per share ("MeriStar Common Stock"), of MeriStar will be converted into the right to receive 1.75 shares (the "Exchange Ratio") of Company Common Stock.


    Prior to or at the effective time of the Merger: (i) each share of the Preferred A Stock will be converted into (a) such number of shares of Series A Preferred Stock, par value $0.01 per share ("New Series A Preferred Stock"), of the Company determined by dividing the liquidation preference for such share of Preferred A Stock plus accrued and unpaid dividends determined as of such date (the "Preferred Value") by $1,000 and (b) such number of shares of Company Common Stock determined by dividing 20.7% of the Preferred Value by $2.22;
(ii) each share of the Preferred B Stock will be converted into the number of shares of Company Common Stock determined by dividing the Liquidation Price (as defined in the Certificate of Designation of the Preferred B Stock) of such share of Preferred B Stock as of October 31, 2000 by $2.22;
(iii) $13.0 million of the Tranche C Notes (the "Tranche C Notes") pursuant to the Second Amended and Restated Credit Agreement (the "Credit Agreement"), dated July 31, 2000, by and among ASC Resort Properties, Inc. ("ASCRP"), Fleet National Bank and the lenders thereunder will be converted into such number of shares of Company Common Stock determined by dividing the $13.0 million outstanding principal amount of such Tranche C Notes as of such effective time plus all accrued and unpaid interest on the outstanding principal amount of such Tranche C Notes through October 31, 2000 by $2.22; and (iv) each share of the Company's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), will be converted into one share of Company Common Stock.


    In arriving at our opinion, we have reviewed the Amended Agreement, the Voting and Recapitalization Agreement, dated as of December 8, 2000, by and among the Company, MeriStar and certain holders of the Company's securities, the Voting Agreement, dated as of December 8, 2000, by and among MeriStar, the Company and certain stockholders of MeriStar and the Registration Rights Agreement to be entered into among the Company, certain stockholders of the Company, Oak Hill Capital Partners L.P. ("Oak Hill") and Leslie B. Otten. We also have reviewed certain financial and other information that was publicly available or furnished to us by the Company and MeriStar including information provided during discussions with the respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of MeriStar for the period beginning January 1, 2001 and ending December 31, 2005 prepared by the management of MeriStar and certain financial projections of the Company for the period beginning August 1, 2000 and ending July 31, 2005 prepared by the management of the Company, as well as share ownership information on the Company and MeriStar including vested and unvested options and warrants outstanding. In addition, we have compared certain financial and securities data of the Company and MeriStar with various other companies whose securities are traded in public markets, and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we solicit, the interest of any persons concerning a transaction with the Company.


    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and MeriStar or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the managements of the Company and MeriStar as to the future operating and financial performance of the Company and MeriStar. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which the Company Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors or any committee thereof, nor does it address the Board's or any such committee's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

    Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. Such services include acting as lead manager for the Company's initial public offering in November 1997, advising the Company in connection with its issuance of $150.0 million of the Preferred B Stock in July 1999 and advising the Special Committee of the Board of Directors of the Company in connection with the issuance of the Tranche C Notes in July 2000. In addition, DLJ has acted as underwriter, initial purchaser and financial advisor to numerous companies affiliated with Oak Hill and has received usual and customary compensation in connection therewith.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof: (i) the Exchange Ratio is fair to the Common Stockholders from a financial point of view and (ii) the Allocation is fair to the Common Stockholders from a financial point of view.

                                                       Very truly yours,

                                                       DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION

                                                       By:  /s/ THOMAS G. MCGONAGLE
                                                            -----------------------------------------
                                                            Thomas G. McGonagle
                                                            Managing Director

                                                                      APPENDIX E

                   [LETTERHEAD OF SALOMON SMITH BARNEY INC.]


February 21, 2001

The Board of Directors
MeriStar Hotels & Resorts, Inc.
1010 Wisconsin Avenue, N.W.
Washington, D.C. 20007


Members of the Board:


    You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of MeriStar Hotels & Resorts, Inc. ("MeriStar") of the Exchange Ratio (defined below) provided for in the Agreement and Plan of Merger, dated as of December 8, 2000, as amended as of February 21, 2001 (the "Merger Agreement"), among MeriStar, American Skiing Company ("American Skiing") and ASC Merger Sub, Inc., a wholly owned subsidiary of American Skiing ("Merger Sub"). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into MeriStar (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.01 per share, of MeriStar ("MeriStar Common Stock") will be converted into the right to receive 1.75 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of American Skiing ("American Skiing Common Stock").



    In arriving at our opinion, we reviewed the Merger Agreement and certain related documents and held discussions with certain senior officers, directors and other representatives and advisors of MeriStar and certain senior officers and other representatives and advisors of American Skiing concerning the businesses, operations and prospects of MeriStar and American Skiing. We examined certain publicly available business and financial information relating to MeriStar and American Skiing as well as certain financial forecasts and other information and data for MeriStar and American Skiing which were provided to or otherwise discussed with us by the managements of MeriStar and American Skiing. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the MeriStar Common Stock and American Skiing Common Stock; the historical and projected earnings and other operating data of MeriStar and American Skiing; and the financial condition of MeriStar and American Skiing. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of MeriStar and American Skiing. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.


    In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the managements of MeriStar and American Skiing that such forecasts (including adjustments thereto) and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of MeriStar and American Skiing

The Board of Directors
MeriStar Hotels & Resorts, Inc.
February 21, 2001
Page 2


as to the future financial performance of MeriStar and American Skiing. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that the Merger and related transactions will be consummated in all material respects in accordance with the terms and conditions described in the Merger Agreement and related documents, without any waiver, modification or amendment of any material conditions thereof or agreements relating thereto. Our opinion, as set forth herein, relates to the relative values of MeriStar and American Skiing. We are not expressing any opinion as to what the value of the American Skiing Common Stock actually will be when issued in the Merger or the price at which the American Skiing Common Stock will trade subsequent to the Merger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of MeriStar or American Skiing nor have we made any physical inspection of the properties or assets of MeriStar or American Skiing. In connection with our engagement, we were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of MeriStar. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for MeriStar or the effect of any other transaction in which MeriStar might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

    Salomon Smith Barney Inc. has acted as exclusive financial advisor to MeriStar in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee upon delivery of this opinion. We and our affiliates in the past have provided, and are currently providing, services to MeriStar, unrelated to the proposed Merger, for which services we have received and will receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of MeriStar and American Skiing for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with MeriStar, American Skiing and their respective affiliates.

    Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of MeriStar in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or as to any other matters relating to the Merger.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of MeriStar Common Stock.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.

                                                                      APPENDIX F

                             DORAL INTERNATIONAL, INC.
                                 INCENTIVE PLAN

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
ARTICLE I     DEFINITIONS.................................................      1
         1.1  Affiliate...................................................      1
         1.2  Aggregate Limit.............................................      1
         1.3  Aggregate Number of Award Shares............................      1
         1.4  Agreement...................................................      1
         1.5  Award.......................................................      1
         1.6  Board.......................................................      1
         1.7  Code........................................................      1
         1.8  Committee...................................................      1
         1.9  Common Stock................................................      1
         1.10 Company.....................................................      1
         1.11 Exchange Act................................................      1
         1.12 Fair Market Value...........................................      1
         1.13 Incentive Award.............................................      1
         1.14 Option......................................................      1
         1.15 Participant.................................................      2
         1.16 Performance Shares..........................................      2
         1.17 Permitted Family Members....................................      2
         1.18 Plan........................................................      2
         1.19 Stock Award.................................................      2
         1.20 Ten Percent Shareholder.....................................      2

ARTICLE II    PURPOSES....................................................      2

ARTICLE III   ADMINISTRATION..............................................      2

ARTICLE IV    ELIGIBILITY.................................................      3

ARTICLE V     STOCK SUBJECT TO PLAN.......................................      3
         5.1  Shares Issued...............................................      3
         5.2  Aggregate Limit.............................................      3
         5.3  Reallocation of Shares......................................      3

ARTICLE VI    OPTIONS.....................................................      4
         6.1  Award.......................................................      4
         6.2  Option Price................................................      4
         6.3  Maximum Option Period.......................................      4
         6.4  Nontransferability..........................................      4
         6.5  Transferable Options........................................      4
         6.6  Employee Status.............................................      4
         6.7  Exercise....................................................      4
         6.8  Payment.....................................................      5
         6.9  Shareholder Rights..........................................      5
         6.10 Disposition of Stock........................................      5

ARTICLE VII   STOCK AWARDS................................................      5
         7.1  Award.......................................................      5
         7.2  Vesting.....................................................      5
         7.3  Performance Objectives......................................      6
         7.4  Employee Status.............................................      6

                                                                            PAGE
                                                                            ----
         7.5  Shareholder Rights..........................................      6

ARTICLE VIII  PERFORMANCE SHARE AWARDS....................................      6
         8.1  Award.......................................................      6
         8.2  Earning the Award...........................................      6
         8.3  Payment.....................................................      6
         8.4  Shareholder Rights..........................................      7
         8.5  Nontransferability..........................................      7
         8.6  Transferable Performance Shares.............................      7
         8.7  Employee Status.............................................      7

ARTICLE IX    INCENTIVE AWARDS............................................      7
         9.1  Award.......................................................      7
         9.2  Terms and Conditions........................................      7
         9.3  Nontransferability..........................................      7
         9.4  Transferable Incentive Awards...............................      8
         9.5  Employee Status.............................................      8
         9.6  Shareholder Rights..........................................      8

ARTICLE X     ACCELERATION UPON CERTAIN EVENTS............................      8

ARTICLE XI    ADJUSTMENT UPON CHANGE IN COMMON STOCK......................      8

ARTICLE XII   COMPLIANCE WITH LAW AND APPROVAL OF REGULATORY BODIES;
              GOVERNING LAW...............................................      9

ARTICLE XIII  GENERAL PROVISIONS..........................................      9
        13.1  Effect on Employment and Service............................      9
        13.2  Unfunded Plan...............................................      9
        13.3  Rules of Construction.......................................     10
        13.4  Tax Withholding.............................................     10
        13.5  Relationship to Other Benefits..............................     10
        13.6  Reliance on Reports.........................................     10
        13.7  Severability................................................     10

ARTICLE XIV   AMENDMENT...................................................     10

ARTICLE XV    DURATION OF PLAN............................................     11

ARTICLE XVI   EFFECTIVE DATE OF PLAN......................................     11

                                   ARTICLE I
                                  DEFINITIONS

    1.1 "Affiliate" means any "subsidiary" or "parent" corporation (within the meaning of Section 424 of the Code) of the Company and Doral
International, Inc.


    1.2 "Aggregate Limit" means, from time to time, 15% of the aggregate number of shares of Common Stock issued and outstanding as of the end of the preceding fiscal year.



    1.3 "Aggregate Number of Award Shares" means the total of (i) the number of shares of Common Stock covered by outstanding Awards under the Plan; (ii) the number of shares of Common Stock issued pursuant to Awards under the Plan;
(iii) the number of shares of Common Stock covered by outstanding unexercised options granted under the American Skiing Company 1997 Stock Option Plan; and
(iv) the number of shares of Common Stock issued upon the exercise of stock options under the American Skiing Company 1997 Stock Option Plan.



    1.4 "Agreement" means a written agreement (including any amendment or supplement thereto) between the Company and a Participant specifying the terms and conditions of a Stock Award, an award of Performance Shares or an Option or Incentive Award granted to such Participant.



    1.5 "Award" means any of an Incentive Award, an Option, an award of Performance Shares, or a Stock Award.



    1.6  "Board" means the Board of Directors of the Company.



    1.7 "Code" means the Internal Revenue Code of 1986, and any amendments thereto.



    1.8 "Committee" means the Compensation Committee of the Board or a subcommittee thereof comprised of at least two (2) directors each of whom is a non-employee director within the meaning of Securities and Exchange Commission Rule 16b-3 and an outside director within the meaning of Section 162(m) of the Code.



    1.9  "Common Stock" means the common stock, $0.01 par value, of the Company.



    1.10  "Company" means Doral International, Inc., a Delaware corporation.



    1.11 "Exchange Act" means the Securities Exchange Act of 1934, as amended and as in effect on the effective date of this Plan.



    1.12 "Fair Market Value" means, on any given date, the current fair market value of the shares of Common Stock as determined below:


    If the Common Stock is not listed on an established stock exchange, the Fair Market Value shall be the average of the final bid and asked quotations on the over-the-counter market in which the Common Stock is traded or, if applicable, the reported "closing" price of a share of Common Stock in the New York over-the-counter market as reported by the National Association of Securities Dealers, Inc. If the Common Stock is listed on one or more established stock exchanges, Fair Market Value shall be deemed to be the highest closing price of a share of Common Stock reported on any such exchange. In any case, if no sale of Common Stock is made on any stock exchange or over-the-counter market on that date, then Fair Market Value shall be determined as of the next preceding day on which there was a sale. If the Common Stock is not traded, Fair Market Value shall be determined by the Board using any reasonable method in good faith.


    1.13 "Incentive Award" means an award which, subject to such terms and conditions as may be prescribed by the Administrator, entitles the Participant to receive a cash payment from the Company or an Affiliate.



    1.14 "Option" means a stock option that entitles the holder to purchase from the Company a stated number of shares of Common Stock at the price set forth in an Agreement.

    1.15 "Participant" means an employee of the Company or an Affiliate, including an employee who is a member of the Board, or an individual whose efforts contribute to the performance or success of the Company or an Affiliate, who satisfies the requirements of Article IV and is selected by the Committee to receive a Stock Award, an Option, an Incentive Award, an award of Performance Shares or a combination thereof.



    1.16 "Performance Shares" means an award, in the amount determined by the Committee and specified in an Agreement, stated with reference to a specified number of shares of Common Stock, that entitles the holder to receive a payment for each specified share equal to the Fair Market Value of Common Stock on the date of payment.



    1.17  "Permitted Family Members" shall have the meaning set forth in
Section 6.5 hereof.



    1.18  "Plan" means the Doral International, Inc. Incentive Plan.



    1.19  "Stock Award" means Common Stock awarded to a Participant under
Article VIII.



    1.20 "Ten Percent Shareholder" means any individual owning more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of an Affiliate. An individual shall be considered to own any voting stock owned (directly or indirectly) by or for his brothers, sisters, spouse, ancestors or lineal descendants and shall be considered to own proportionately any voting stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which such individual is a shareholder, partner or beneficiary.


                                   ARTICLE II
                                    PURPOSES


    The Plan is intended to assist the Company and its Affiliates in
(i) attracting and retaining employees, directors and other service providers with ability and initiative, (ii) providing incentives to those deemed important to the success of the Company, (iii) aligning the interests of those individuals with the interests of the Company and its stockholders through opportunities for increased stock ownership. The Plan is intended to permit the grant of both Options qualifying under Section 422 of the Code ("incentive stock options") and Options not so qualifying, and the grant of Stock Awards, Performance Shares and Incentive Awards. No Option that is intended to be an incentive stock option shall be invalid for failure to qualify as an incentive stock option. The proceeds received by the Company from the sale of Common Stock pursuant to this Plan shall be used for general corporate purposes.


                                  ARTICLE III
                                 ADMINISTRATION

    The Plan shall be administered by the Committee. The Committee shall have authority to grant Stock Awards, Performance Shares, Incentive Awards and Options upon such terms (not inconsistent with the provisions of this Plan) as the Committee may consider appropriate. Such terms may include conditions (in addition to those contained in this Plan) on the exercisability of all or any part of an Option or on the transferability or forfeitability of a Stock Award, Incentive Award or Performance Shares. Notwithstanding any such conditions, the Committee may, in its discretion, accelerate the time at which any Option may be exercised, or the time at which a Stock Award may become transferable or nonforfeitable or the time at which an Incentive Award or Performance Shares may be settled. In addition, the Committee shall have complete authority to interpret all provisions of this Plan; to prescribe the form of Agreements; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan; and to make all other determinations necessary or advisable for the administration of this Plan. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision made, or action taken, by the Committee or in connection with the administration of this Plan shall be final and conclusive. Neither the Committee nor any member of the Committee shall be liable for any act done in good faith with respect to this Plan or any Agreement, Option, Stock Award, Incentive Award or award of Performance Shares. All expenses of administering this Plan shall be borne by the Company.

    The Committee, in its discretion, may delegate to one or more officers of the Company all or part of the Committee's authority and duties with respect to grants and awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act; PROVIDED, HOWEVER, the Committee shall not delegate its authority (i) to appoint delegates or its authority to amend or revoke any delegation, (ii) under Articles XI and XII hereof and
(iii) to accelerate the exercisability of Options, the transferability of Stock Awards or the time at which Incentive Awards or awards of Performance Shares may be settled. The Committee may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Committee's delegate or delegates that were consistent with the terms of the Plan.

                                   ARTICLE IV
                                  ELIGIBILITY

    Any employee of the Company or an Affiliate (including a corporation that becomes an Affiliate after the adoption of this Plan) or a person whose efforts contribute to the performance or success of the Company or an Affiliate (including a corporation that becomes an Affiliate after the adoption of this Plan) (other than a Board member who is not also an employee of the Company or an Affiliate) is eligible to participate in this Plan if the Committee, in its sole discretion, determines that such person has contributed significantly or can be expected to contribute significantly to the profits or growth of the Company or an Affiliate. Directors of the Company who are employees of the Company or an Affiliate may be selected to participate in this Plan.

                                   ARTICLE V
                             STOCK SUBJECT TO PLAN

    5.1 SHARES ISSUED. Upon the award of shares of Common Stock pursuant to a Stock Award or the settlement of a Performance Share award, the Company may issue shares of Common Stock from its authorized but unissued Common Stock. Upon the exercise of an Option, the Company may deliver to the Participant (or the Participant's broker if the Participant so directs), shares of Common Stock from its authorized but unissued Common Stock.


    5.2 AGGREGATE LIMIT. In no event and at no time may the Aggregate Number of Award Shares exceed the Aggregate Limit, except that a reduction in the number of outstanding shares of Common Stock may cause the Aggregate Limit to be less than the Aggregate Number of Award Shares. If a reduction in the number of issued and outstanding shares of Common Stock causes the Aggregate Limit to be less than the Aggregate Number of Award Shares, (i) no additional Awards may be granted under the Plan until the Aggregate Number of Award Shares do not exceed the Aggregate Limit; and (ii) all Awards already granted prior to the reduction in the Aggregate Limit shall remain in effect in accordance with their terms. The Aggregate Limit shall be subject to adjustment as provided in Article XI.


    5.3 REALLOCATION OF SHARES. If an Award is terminated (for any reason other than its exercise), forfeited or expires unexercised, the number of shares of Common Stock allocated to the Award or portion thereof which was terminated, forfeited or expired unexercised may be reallocated to other Awards to be granted under this Plan.

                                   ARTICLE VI
                                    OPTIONS


    6.1 AWARD. In accordance with the provisions of Article IV, the Committee will designate each individual to whom an Option is to be granted and will specify the number of shares of Common Stock covered by such awards; PROVIDED, HOWEVER, that no individual may be granted Options in any calendar year covering more than 750,000 shares of Common Stock.


    6.2 OPTION PRICE. The price per share for Common Stock purchased on the exercise of an Option shall be determined by the Committee on the date of grant; PROVIDED, HOWEVER, that the price per share for Common Stock purchased on the exercise of any Option shall not be less than the Fair Market Value on the date of grant or, with respect to Options granted in connection with the initial employment of an individual, eighty-five (85%) percent of the Fair Market Value on the date the Option is granted; PROVIDED, HOWEVER, that no more than ten percent (10%) of the shares of Common Stock issued under the Plan may be granted at less than one hundred percent (100%) of Fair Market Value. Notwithstanding the preceding sentence, the price per share for Common Stock purchased on the exercise of any Option that is an incentive stock option shall not be less than the Fair Market Value on the date the Option is granted or, in the case of an incentive stock option granted to an individual who is a Ten Percent Shareholder on the date such option is granted, shall not be less than one hundred ten percent (110%) of the Fair Market Value on the date the Option is granted.

    6.3 MAXIMUM OPTION PERIOD. The maximum period in which an Option may be exercised shall be determined by the Committee on the date of grant, except that no Option that is an incentive stock option shall be exercisable after the expiration of ten years from the date such Option was granted. In the case of an incentive stock option that is granted to a Participant who is a Ten Percent Shareholder on the date of grant, such Option shall not be exercisable after the expiration of five years from the date of grant. The terms of any Option that is an incentive stock option may provide that it is exercisable for a period less than such maximum period.

    6.4 NONTRANSFERABILITY. Except as provided in Section 6.5 hereof, each Option granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. During the lifetime of the Participant to whom the option is granted, the Option may be exercised only by the Participant. No right or interest of a Participant in any Option shall be liable for, or subject to, any lien, obligation, or liability of such Participant.


    6.5 TRANSFERABLE OPTIONS. Section 6.4 hereof to the contrary notwithstanding, if the Agreement provides, an Option that is not an incentive stock option may be transferred by a Participant to the Participant's children, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners (collectively, "Permitted Family Members"); PROVIDED, HOWEVER, that the Participant may not receive any consideration for the transfer and further provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such transfer would comply with the requirements of this Plan and the applicable Agreement. The holder of an Option transferred pursuant to this section shall be bound by the same terms and conditions that governed the Option during the period that it was held by the Participant.


    6.6  EMPLOYEE STATUS.  For purposes of determining the applicability of
Section 422 of the Code (relating to incentive stock options), or in the event that the terms of any Option provide that it may be exercised only during employment or within a specified period of time after termination of employment, the Committee may decide to what extent leaves of absence for governmental or military service, illness, temporary disability, or other reasons, shall not be deemed interruptions of continuous employment.


    6.7 EXERCISE. Subject to the provisions of this Plan and the applicable Agreement, an Option shall become exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee and set forth in the Agreement, PROVIDED, HOWEVER, that, with respect to each Participant, the aggregate Fair Market Value (determined as of the date of grant) of the securities issuable pursuant to all incentive stock options held by such Participant (whether granted under the Plan or any other plan of the Company or its Affiliates) that vest during any calendar year may not exceed $100,000. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires in accordance with Section 6.3 hereof. An Option granted under this Plan may be exercised with respect to any number of whole shares less than the full number for which the Option could be exercised. A partial exercise of an Option shall not affect the right to exercise the Option from time to time in accordance with this Plan and the applicable Agreement with respect to the remaining shares subject to the Option.


    6.8 PAYMENT. Unless otherwise provided by the Agreement, payment of the Option price shall be made in cash or a cash equivalent acceptable to the Committee. If the Agreement provides, payment of all or part of the Option price may be made by surrendering shares of Common Stock to the Company. If Common stock is used to pay all or part of the Option price, the sum of the cash and cash equivalent and the Fair Market Value (determined as of the day preceding the date of exercise) of the shares surrendered must not be less than the Option price of the shares for which the Option is being exercised. In addition, a Participant may provide instructions to the Company that upon receipt of the Option price in cash from a broker or dealer acting at the direction of the Participant in payment for any shares of Common Stock pursuant to the exercise of an Option, the Company shall issue such shares of Common Stock directly to the designated broker or dealer.

    6.9 SHAREHOLDER RIGHTS. No Participant shall have any rights as a shareholder with respect to shares subject to his Option until the date of exercise of such Option.

    6.10 DISPOSITION OF STOCK. A Participant shall notify the Company of any sale or other disposition of Common Stock acquired pursuant to an Option that was an incentive stock option if such sale or disposition occurs:

        (i) within two years of the grant of an Option or

        (ii) within one year of the issuance of the Common Stock to the Participant.

Such notice shall be in writing and directed to the Secretary of the Company.

                                  ARTICLE VII
                                  STOCK AWARDS


    7.1 AWARD. In accordance with the provisions of Article IV, the Committee will designate each individual to whom a Stock Award is to be made and will specify the number of shares of Common Stock covered by such awards; PROVIDED, HOWEVER, that no individual may receive Stock Awards with respect to more than 50,000 shares of Common Stock in any calendar year and no more than thirty (30%) percent of the shares of Common Stock available under the Plan may be issued in the form of Stock Awards.



    7.2 VESTING. The Committee, on the date of the award, may prescribe that a Participant's rights in the Stock Award shall be forfeitable or otherwise restricted for a period of time or subject to such conditions as may be set forth in the Agreement. Except with respect to Stock Awards any portion of which are immediately vested, the period of restriction shall be at least three years; provided, however, that the minimum period of restriction shall be at least one year in the case of (i) the restricted portion of a Stock Award with an immediately vested portion and (ii) a Stock Award that will become transferable and nonforfeitable on account of the satisfaction of performance objectives prescribed by the Committee.

    7.3 PERFORMANCE OBJECTIVES. In accordance with Section 7.2 hereof, the Committee may prescribe that Stock Awards will be vested immediately upon grant or will become vested or transferable or both based on objectives stated with respect to the Company's, an Affiliate's or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, return on assets, funds from operations or Fair Market Value. If the Committee, on the date of award, prescribes that a Stock Award shall become nonforfeitable and transferable only upon the attainment of performance objectives stated with respect to one or more of the foregoing criteria, the shares subject to such Stock Award shall become nonforfeitable and transferable only to the extent that the Committee certifies that such objectives have been achieved.

    7.4 EMPLOYEE STATUS. In the event that the terms of any Stock Award provide that shares may become transferable and nonforfeitable thereunder only after completion of a specified period of employment, the Committee may decide in each case to what extent leaves of absence for governmental or military service, illness, temporary disability, or other reasons shall not be deemed interruptions of continuous employment.

    7.5 SHAREHOLDER RIGHTS. Prior to their forfeiture (in accordance with the applicable Agreement and while the shares of Common Stock granted pursuant to the Stock Award may be forfeited or are nontransferable), a Participant will have all rights of a shareholder with respect to a Stock Award, including the right to receive dividends and vote the shares; PROVIDED, HOWEVER, that during such period (i) a Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of shares of Common Stock granted pursuant to a Stock Award, (ii) the Company shall retain custody of the certificates evidencing shares of Common Stock granted pursuant to a Stock Award, and
(iii) the Participant will deliver to the Company a stock power, endorsed in blank, with respect to each Stock Award. The limitations set forth in the preceding sentence shall not apply after the shares of Common Stock granted under the Stock Award are transferable and are no longer forfeitable.

                                  ARTICLE VIII
                            PERFORMANCE SHARE AWARDS

    8.1 AWARD. In accordance with the provisions of Article IV, the Committee will designate each individual to whom an award of Performance Shares is to be made and will specify the number of shares of Common Stock covered by such awards; PROVIDED, HOWEVER, that no Participant may receive an award of Performance Shares in any calendar year for more than 100,000 shares of Common Stock.

    8.2 EARNING THE AWARD. The Committee, on the date of the grant of an award, may prescribe that the Performance Shares, or portion thereof, will be earned, and the Participant will be entitled to receive payment pursuant to the award of Performance Shares only upon the satisfaction of certain requirements or the attainment of certain objectives. By way of example and not of limitation, the restrictions may provide that Performance Shares will be forfeited without payment if the Participant separates from the service of the Company and its Affiliates before the expiration of a stated term or unless the Company, an Affiliate or an operating unit achieves objectives stated with reference to the Company's, an Affiliate's or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, return on assets, funds from operations or Fair Market Value. If the Committee, on the date of award, prescribes that no payments will be made with respect to Performance Shares unless performance objectives stated with respect to the foregoing criteria are attained, no such payment will be made unless, and then only to the extent that, the Committee certifies that such objectives have been achieved.

    8.3 PAYMENT. In the discretion of the Committee, the amount payable when an award of Performance Shares is earned may be settled in cash, by the issuance of Common Stock or a combination of cash and Common Stock. A fractional share shall not be deliverable when an award of Performance Shares is earned, but a cash payment will be made in lieu thereof.

    8.4 SHAREHOLDER RIGHTS. No Participant shall, as a result of receiving an award of Performance Shares, have any rights as a shareholder until and to the extent that the award of Performance Shares is earned and settled by the issuance of Common Stock. After an award of Performance Shares is earned, if settled completely or partially in Common Stock, a Participant will have all the rights of a shareholder with respect to such Common Stock.

    8.5 NONTRANSFERABILITY. Except as provided in Section 8.6 hereof, Performance Shares granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. No right or interest of a Participant in any Performance Shares shall be liable for, or subject to, any lien, obligation, or liability of such Participant.


    8.6 TRANSFERABLE PERFORMANCE SHARES. Section 8.5 hereof to the contrary notwithstanding, the Committee may grant Performance Shares which are transferable to Permitted Family Members to the extent that, and on such terms and conditions as may be permitted by, Securities Exchange Commission
Rule 16b-3 as in effect from time to time provided, however, that the participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such transfer would comply with the requirements of this Plan and the applicable Agreement. The holder of Performance Shares transferred pursuant to this section shall be bound by the same terms and conditions that governed the Performance Shares during the period that they were held by the Participant.


    8.7 EMPLOYEE STATUS. In the event that the terms of any Performance Share award provide that no payment will be made unless the Participant completes a stated period of employment, the Committee may decide to what extent leaves of absence for government or military service, illness, temporary disability, or other reasons shall not be deemed interruptions of continuous employment.

                                   ARTICLE IX
                                INCENTIVE AWARDS


    9.1 AWARD. In accordance with the provisions of Article IV, the Committee shall designate Participants to whom Incentive Awards are made. All Incentive Awards shall be finally determined exclusively by the Committee under the procedures established by the Committee; PROVIDED, HOWEVER, that no Participant may receive an Incentive Award payment in any calendar year that exceeds the lesser of (i) one hundred (100%) percent of the Participant's base salary (prior to any salary reduction or deferral elections) as of the date of grant of the Incentive Award or (ii) $250,000.


    9.2 TERMS AND CONDITIONS. The Committee, at the time an Incentive Award is made, shall specify the terms and conditions which govern the award. Such terms and conditions shall prescribe that the Incentive Award shall be earned only to the extent that the Company, an Affiliate or an operating unit, during a performance period of at least one year, achieves objectives stated with respect to the Company's, an Affiliate's or an operating unit's return on equity, earnings per share, total earnings, earnings growth, return on capital, return on assets, funds from operations or Fair Market Value. Such terms and conditions also may include other limitations on the payment of Incentive Awards including, by way of example and not of limitation, requirements that the Participant complete a specified period of employment with the Company or an Affiliate or that the Company, an Affiliate, or the Participant attain stated objectives or goals (in addition to those prescribed in accordance with the preceding sentence) as a prerequisite to payment under an Incentive Award. The Committee, at the time an Incentive Award is made, shall also specify when amounts shall be payable under the Incentive Award and whether amounts shall be payable in the event of the Participant's death, disability, or retirement. No payment shall be made under an Incentive Award except to the extent that the Committee certifies that the objectives governing such award have been achieved.

    9.3 NONTRANSFERABILITY. Except as provided in Section 9.4 hereof, Incentive Awards granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. No right or interest of a Participant in an Incentive Award shall be liable for, or subject to, any lien, obligation, or liability of such Participant.

    9.4 TRANSFERABLE INCENTIVE AWARDS. Section 9.3 hereof to the contrary notwithstanding, the Committee may grant Incentive Awards which are transferable to Permitted Family Members to the extent that, and on such terms and conditions as may be permitted by, Securities Exchange Commission Rule 16b-3 as in effect from time to time provided, however, that the participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such transfer would comply with the requirements of this Plan and the applicable Agreement. The holder of an Incentive Award transferred pursuant to this section shall be bound by the same terms and conditions that governed the Incentive Award during the period that it was held by the Participant.


    9.5 EMPLOYEE STATUS. If the terms of an Incentive Award provide that a payment will be made thereunder only if the Participant completes a stated period of employment, the Committee may decide to what extent leaves of absence for governmental or military service, illness, temporary disability or other reasons shall not be deemed interruptions of continuous employment.

    9.6 SHAREHOLDER RIGHTS. No Participant shall, as a result of receiving an Incentive Award, have any rights as a shareholder of the Company or any Affiliate on account of such award.


                                   ARTICLE X
                        ACCELERATION UPON CERTAIN EVENTS



    In the event (i) of the commencement of a public tender offer for all or any portion of the Common Stock, or (ii) the Board approves any transaction or event that would constitute a change of control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of the Securities Exchange Act of 1934, as amended, all outstanding Options and awards shall become fully vested and/or exercisable, as applicable, in each case, upon at least 10 days prior written notice by the Committee before the date of the consummation of such tender offer or other transaction or event, and the Committee may, in its discretion, elect to either force the exercise of all such Options and Awards within such 10 day period, or cancel any outstanding Options and Awards and pay to the holders thereof, in cash or stock or any combination thereof, the value of such Options and other Awards based upon the price per share of Common Stock received or to be received by other shareholders of the Company in the event.


                                   ARTICLE XI
                     ADJUSTMENT UPON CHANGE IN COMMON STOCK


    The maximum number of shares as to which Options, Stock Awards and Performance Shares may be granted under this Plan, the option price, the terms of outstanding Stock Awards, Options, Performance Share awards and Incentive Awards, and the per individual limitations on the number of shares for which Options, Stock Awards and Performance Shares may be granted, shall be adjusted as the Committee shall determine to be equitably required in the event that there is an increase or reduction in the number of shares of Common Stock, or any change (including, but not limited to, a change in value) in the shares of Common Stock or exchange of shares of Common Stock for a different number or kind of shares or other securities of the Company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split up, subdivision or consolidation of shares, extraordinary dividend, change in corporate structure or otherwise. Any determination made under this Article XI by the Committee shall be final and conclusive.


    The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the maximum number of shares as to which Options, Stock Awards and Performance Shares may be granted, the per individual limitations on the number of shares for which Options, Stock Awards and Performance Shares may be granted or the terms of outstanding Stock Awards, Options, Incentive Awards or Performance Shares.

    The Committee may make Stock Awards and may grant Options, Incentive Awards and Performance Shares in substitution for performance shares, phantom shares, stock awards, stock options, stock appreciation rights, or similar awards held by an individual who becomes an employee of the Company or an Affiliate in connection with a transaction described in the first paragraph of this
Article XI. Notwithstanding any provision of the Plan (other than the limitation of Section 5.2 hereof), the terms of such substituted Stock Awards, Option, Incentive Awards or Performance Share grants shall be as the Committee, in its discretion, determines is appropriate.

                                  ARTICLE XII
                            COMPLIANCE WITH LAW AND
                  APPROVAL OF REGULATORY BODIES; GOVERNING LAW


    No Option shall be exercisable, no Common Stock shall be issued, no certificates for shares of Common Stock shall be delivered, and no payment shall be made under this Plan except in compliance with all applicable federal and state laws and regulations (including, without limitation, withholding tax requirements), any listing agreement to which the Company is a party, and the rules of all domestic stock exchanges on which the Company's shares may be listed. The Company shall be under no obligation to register for sale under the Securities Act of 1933, as amended, any of the shares of Common Stock to be offered or sold under this Plan. The Company shall have the right to rely on an opinion of its counsel as to such compliance. Any share certificate issued to evidence Common Stock when a Stock Award is granted or for which an option is exercised or a Performance Share settled may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations. No Option shall be exercisable, no Stock Award shall be granted, no Common Stock shall be issued, no certificate for shares shall be delivered, and no payment shall be made under this Plan until the Company has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters. Except as to matters of federal law, this Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of law principles.


                                  ARTICLE XIII
                               GENERAL PROVISIONS

    13.1  EFFECT ON EMPLOYMENT AND SERVICE.   Neither the adoption of this Plan,
its operation, nor any documents describing or referring to this Plan (or any part thereof) shall confer upon any individual any right to continue in the employ or service of the Company or an Affiliate or in any way affect any right and power of the Company or an Affiliate to terminate the employment or service of any individual at any time with or without assigning a reason therefor.

    13.2 UNFUNDED PLAN. The Plan, insofar as it provides for grants, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by grants under this Plan. Any liability of the Company to any person with respect to any grant under this Plan shall be based solely upon any contractual obligations that may be created pursuant to this Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

    13.3 RULES OF CONSTRUCTION. Headings are given to the articles and sections of this Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.


    13.4  TAX WITHHOLDING.



        (i) A Participant may be required to pay to the Company or any Affiliate and the Company or any Affiliate shall have the right and is hereby authorized to withhold from any shares of Common Stock or other property deliverable under any Option or other Award or from any compensation or other amounts owing to a Participant the amount (in cash, Common Stock or other property) of any required tax withholding and payroll taxes in respect of an Option or other Award, its exercise, or any payment or transfer under an Option or other Award or under the Plan and to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.



        (ii) Without limiting the generality of clause (i) above, if so provided in an Agreement, a Participant may satisfy, in whole or in part, the foregoing withholding liability (but no more than the minimum required withholding liability) by delivery of shares of Common Stock owned by the Participant (which are not subject to any pledge or other security interest and which have been owned by the Participant for at least 6 months or purchased on the open market) with a Fair Market Value equal to such withholding liability or by having the Company withhold from the number of shares of Common Stock otherwise issuable pursuant to the exercise of the Option or other Award a number of shares with a Fair Market Value equal to such withholding liability.



    13.5 RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company or any Affiliate except as otherwise specifically provided in such other plan.



    13.6 RELIANCE ON REPORTS. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted or failed to act in good faith, upon any report made by the independent public accountant of the Company and Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than himself.



    13.7 SEVERABILITY. If any provision of the Plan or any Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Option or other Award, or would disqualify the Plan or any Option or other Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option or the other Award, such provision shall be stricken as to such jurisdiction, person or Option or other Award and the remainder of the Plan and any such Option or other Award shall remain in full force and effect.


                                  ARTICLE XIV
                                   AMENDMENT


    The Board may amend or terminate this Plan from time to time; PROVIDED, HOWEVER, that no amendment may become effective until shareholder approval is obtained if the amendment materially (i) increases the aggregate number of shares of Common Stock that may be issued under the Plan, (ii) changes the class of individuals eligible to become Participants or (iii) increases the benefits that may be provided under the Plan. No amendment shall, without a Participant's consent, adversely affect any rights of such Participant under any outstanding Stock Award, Option, Incentive Award or Performance Share award outstanding at the time such amendment is made. The Committee may, to the extent consistent with the terms of any Award, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award thereafter granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would impair the rights of any Participant in respect of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.


                                   ARTICLE XV
                                DURATION OF PLAN

    No Stock Award, Option, Incentive Award or Performance Share award may be granted under this Plan more than ten years after the earlier of the date this Plan was adopted by the Board or the date this Plan was originally approved by stockholders, as reflected in Article XVI. Stock Awards, Options, Incentive Awards and Performance Share awards granted before that date shall remain valid in accordance with their terms.

                                  ARTICLE XVI
                             EFFECTIVE DATE OF PLAN

    The Plan was originally adopted by the Board on             , 2001, and
approved by shareholders on             , 2001.

                                                                      APPENDIX G

                             DORAL INTERNATIONAL, INC.
                     NON-EMPLOYEE DIRECTORS' INCENTIVE PLAN

                                   ARTICLE I
                                  DEFINITIONS

    1.1 "Award Date" means the first business day following the Company's annual meeting of stockholders, beginning with the annual meeting of stockholders in 2001.

    1.2 "Board" means the Board of Directors of the Company.

    1.3 "Committee" means the Board or the committee appointed by the Board to administer the Plan.

    1.4 "Common Stock" means the common stock of the Company.

    1.5 "Company" means Doral International, Inc., a Delaware corporation.

    1.6 "Fair Market Value" means, on any given date: if the Common Stock is not listed on an established stock exchange, Fair Market Value shall be the average of the final bid and asked quotations on the over-the-counter market in which the Common Stock is traded or, if applicable, the reported "closing" price of a share of Common Stock in the New York over-the-counter market as reported by the National Association of Securities Dealers, Inc. If the Common Stock is listed on one or more established stock exchanges, Fair Market Value shall be deemed to be the highest closing price of a share of Common Stock reported on any of such exchanges. In any case, if no sale of Common Stock is made on any stock exchange or over-the-counter market on that date, then Fair Market Value shall be determined as of the next preceding day on which there was a sale.

    1.7 "First Award Date" means the date following the initial commencement of service as a member of the Board after the Merger, whether by election or appointment.

    1.8 "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

    1.9 "Merger" means the merger of MeriStar Hotels & Resorts, Inc., a Delaware corporation, with American Skiing Company, a Delaware corporation.

    1.10 "Option" means a stock option that entitles the holder to purchase shares of Common Stock from the Company on the terms set forth in Article IV of this Plan.

    1.11 "Participant" means a member of the Board who, on the First Award Date or applicable Award Date, is not an employee or officer of the Company or any "subsidiary" or "parent" corporation of the Company within the meaning of
Section 424 of the Internal Revenue Code.

    1.12 "Plan" means the Doral International, Inc. Non-Employee Directors' Incentive Plan.

                                   ARTICLE II
                                    PURPOSES

    The Plan is intended to (i) assist the Company in recruiting and retaining non-employee directors and (ii) promote a greater identity of interest between Participants and stockholders by enabling Participants to participate in the Company's future success.

                                  ARTICLE III
                                 ADMINISTRATION

    The Plan shall be administered by the Committee. The Committee shall have complete authority to interpret all provisions of the Plan; to adopt, amend, and rescind rules and regulations pertaining to the administration of the Plan and to make all other determinations necessary or advisable for the administration of the Plan. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Any decision made, or action taken, by the Committee in connection with the administration of the Plan shall be final and conclusive. No member of the Committee shall be liable for any act done in good faith with respect to the Plan. All expenses of administering the Plan shall be borne by the Company.

                                   ARTICLE IV
                                    OPTIONS


    4.1 GRANT OF OPTIONS. On the applicable First Award Date, each Participant shall receive an Option to purchase a number of shares of Common Stock to be determined by the Committee. Thereafter, on each Award Date, each Participant shall receive an annual grant of an Option to purchase a number of shares of Common Stock to be determined by the Committee. All Options shall be evidenced by Agreements that shall be subject to the applicable provisions of this Plan and to such other provisions as the Committee may adopt which are not inconsistent with the provisions of this Plan.


    4.2 OPTION PRICE. The price per share of Common Stock purchased on the exercise of an Option shall be the Fair Market Value on the date that the Option is granted.

    4.3 MAXIMUM OPTION PERIOD. The maximum period during which an Option may be exercised shall be ten years from the date of grant.

    4.4 EXERCISE OF OPTIONS. All Options granted under the Plan shall vest in three annual installments beginning on the date of grant and on subsequent anniversaries thereof (each, a "Vesting Date"), provided the Participant continues to serve as a director of the Company on such Vesting Date.

    4.5 EFFECT OF TERMINATION OF SERVICES OR DEATH. If a Participant ceases to serve as a director of the Company for any reason, the Options that have been previously granted to that Participant and that are not vested as of that date shall be forfeited. Options that have vested as of the date of such cessation of services may be exercised by the Participant, in accordance with and subject to the terms of the Plan, after the date such Participant ceases to be a director of the Company. If a Participant dies, the Options that have been previously granted to that Participant and that are vested as of the date of death may be exercised by the administrator of the Participant's estate, or by the person to whom such Options are transferred by will or the laws of descent and distribution. In no event, however, may any Option be exercised after the expiration date of such Option. Any Option or portion thereof that is not exercised during the applicable time period specified above shall be deemed terminated at the end of the applicable time period for purposes of Article VI hereof.


    4.6 EFFECT OF A CHANGE IN CONTROL. All Options granted pursuant to this Plan shall immediately vest and become exercisable upon a Change in Control of the Company. For purposes of the Plan, a "Change in Control" shall mean (i) the commencement of a public tender offer for all or any portion of the Common Stock, or (ii) the Board approves any transaction or event that would constitute a change of control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of the Securities Exchange Act of 1934, as amended.


    4.7 PAYMENT OF OPTION PRICE. Payment of the Option price shall be made in cash, cash equivalent acceptable to the Committee, Company Common Stock, or a combination thereof. In addition, a Participant may provide instructions to the Company that upon receipt of the Option price in cash from a broker or dealer acting at the direction of the Participant in payment for any shares of Common Stock pursuant to the exercise of an Option, the Company shall issue such shares of Common Stock directly to the designated broker or dealer. If shares of Common Stock are surrendered in payment of the Option price, the shares surrendered must have an aggregate Fair Market Value (determined as of the day preceding the exercise date) that, together with any cash or cash equivalent paid, is not less than the Option price for the number of shares of Common Stock for which this Option is being exercised.

    4.8 NONTRANSFERABILITY. Each Option granted under this Plan shall be nontransferable except by will or by the laws of descent and distribution. During the lifetime of the Participant to whom an Option is granted, the Option may be exercised only by the Participant. No right or interest of a Participant in any Option shall be liable for, or subject to, any lien, obligation, or liability of such Participant.


    4.9 TRANSFERABLE OPTIONS. Section 4.8 hereof to the contrary notwithstanding, an Option may be transferred by a Participant to the Participant's children, grandchildren, spouse, one or more trusts for the benefit of such family members or a partnership in which such family members are the only partners; PROVIDED, HOWEVER, that the Participant may not receive any consideration for the transfer and further provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such transfer would comply with the requirements of this Plan and the applicable award agreement. The holder of an Option transferred pursuant to this section shall be bound by the same terms and conditions that governed the Option during the period that it was held by the Participant.


    4.10 STOCKHOLDER RIGHTS. No Participant shall have any rights as a stockholder with respect to shares of Common Stock subject to his or her Option until the date of exercise of such option.

                                   ARTICLE V
                             SHARES IN LIEU OF FEES

    5.1 Each Participant shall have the right to elect to receive payment of any or all director fees in shares of Common Stock rather than cash. Unless a Participant elects otherwise, fees paid in shares of Common Stock will be paid at the same time as are fees paid in cash.

                                   ARTICLE VI
                             STOCK SUBJECT TO PLAN

    6.1 SHARES ISSUED. Upon the exercise of an Option, the Company may deliver to the Participant (or the Participant's broker if the Participant so directs), shares of Common Stock from its authorized but unissued Common Stock.

    6.2 AGGREGATE LIMIT. The maximum aggregate number of shares of Common Stock that may be issued under this Plan is 800,000 shares. The maximum aggregate number of shares that may be issued under this Plan shall be subject to adjustment as provided in Article VII.

    6.3 REALLOCATION OF SHARES. If an Option is terminated, in whole or in part, for any reason other than its exercise, the number of shares of Common Stock allocated to the Option or portion thereof may be reallocated to other Options to be granted under this Plan.

                                  ARTICLE VII
                     ADJUSTMENT UPON CHANGE IN COMMON STOCK

    The provisions of this Plan and the terms of outstanding Options shall be adjusted as the Committee shall determine to be equitably required in the event that there is an increase or reduction in the number of shares of Common Stock, or any change (including, but not limited to, a change in value) in the shares of Common Stock or exchange of shares of Common Stock for a different number or kind of shares or other securities of the Company by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, subdivision or consolidation of shares, extraordinary dividend, change in corporate structure or otherwise. Any determination made under this Article VII by the Committee shall be final and conclusive.

    The issuance by the Company of shares of any class, or securities convertible into shares of any class, for cash or property, or for labor or services, either upon direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares of obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made with respect to, the provisions of this Plan or the terms of outstanding Options.

                                  ARTICLE VIII
                            COMPLIANCE WITH LAW AND
                  APPROVAL OF REGULATORY BODIES; GOVERNING LAW


    No Common Stock shall be issued and no certificates for shares of Common Stock shall be delivered under the Plan except in compliance with all applicable federal and state laws and regulations, any listing agreement to which the Company is a party, and the rules of all domestic stock exchanges on which the Company's Common Stock may be listed. The Company shall be under no obligation to register for sale under the Securities Act of 1933, as amended, any of the shares of Common Stock to be offered or sold under this Plan. The Company shall have the right to rely on an opinion of its counsel as to such compliance. Any certificate issued to evidence Common Stock issued upon the exercise of an Option granted under the Plan may bear such legends and statements as the Committee may deem advisable to assure compliance with federal and state laws and regulations. No Common Stock shall be issued and no certificate for shares of Common Stock shall be delivered upon the exercise of an Option granted under the Plan until the Company has obtained such consent or approval as the Committee may deem advisable from regulatory bodies having jurisdiction over such matters. Except as to matters of federal law, this Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of law principles.


                                   ARTICLE IX
                               GENERAL PROVISIONS

    9.1 UNFUNDED PLAN. The Plan, insofar as it provides for awards, shall be unfunded, and the Company shall not be required to segregate any assets that may at any time be represented by awards under the Plan. Any liability of the Company to any person with respect to any award to be made under the Plan shall be based solely upon any contractual obligations that may be created pursuant to the Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

    9.2 RULES OF CONSTRUCTION. Headings are given to the articles and sections of the Plan solely as a convenience to facilitate reference. The reference to any statute, regulation, or other provision of law shall be construed to refer to any amendment to or successor of such provision of law.


    9.3 RELIANCE ON REPORTS. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted or failed to act in good faith, upon any report made by the independent public accountant of the Company and Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than himself.



    9.4 SEVERABILITY. If any provision of the Plan or any Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Option or Award, or would disqualify the Plan or any Option or Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

                                   ARTICLE X
                                   AMENDMENT


    The Board may amend from time to time or terminate the Plan at any time; PROVIDED, HOWEVER, that no amendment may become effective until stockholder approval is obtained if the amendment (i) materially increases the aggregate number of shares of Common Stock that may be issued under this Plan or
(ii) stockholder approval would be required for compliance with stock exchange rules. No amendment shall, without a Participant's consent, adversely affect any rights of such Participant under any outstanding Option. The Committee may, to the extent consistent with the terms of any Option, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Option thereafter granted, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or terminate that would impair the rights of any Participant in respect of any Option theretofore granted shall not to that extent be effective without the consent of the affected Participant.


                                   ARTICLE XI
                                DURATION OF PLAN

    No Option may be made under this Plan after December 31, 2011. Options made before that date shall remain valid in accordance with their terms.

                                  ARTICLE XII
                             EFFECTIVE DATE OF PLAN

    The Plan was originally adopted by the Board on             , 2001 and
approved by shareholders on             , 2001.

                                                                      APPENDIX H

                             DORAL INTERNATIONAL, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                   ARTICLE I
                                    PURPOSE

    The Doral International, Inc. Stock Purchase Plan (the "Plan") is intended to provide a method whereby eligible employees of Doral International, Inc. (hereinafter referred to, unless the context otherwise requires, as the "Company") and any Affiliated Entity will have an opportunity to acquire a proprietary interest in the Company through the purchase of shares of Common Stock of the Company.

                                   ARTICLE II
                                  DEFINITIONS

2.1  AFFILIATED ENTITY.

    "Affiliated Entity" means any corporation or partnership of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company, or any partnership in which the Company is the general partner.

2.2  BASE PAY.

    "Base Pay" means base salary paid in each Offer Period. Eligible compensation does not include overtime, bonuses, severance pay, incentive pay, shift premium differentials, pay in lieu of vacation, imputed income for income tax purposes, patent and award fees, awards and prizes, back pay awards, reimbursement of expenses and living allowances, educational allowances, expense allowances, disability benefits under any insurance program, fringe benefits, deferred compensation, compensation under the Company's stock plans, amounts paid for services as an independent contractor, or any other compensation excluded by the Board of Directors in its discretion. Compensation shall be determined before giving effect to any salary reduction agreement pursuant to a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code or to any similar reduction agreement pursuant to any cafeteria plan (within the meaning of Section 125 of the Code).

2.3  COMMITTEE.

    "Committee" means the individuals described in Article XI.

2.4  COMMON STOCK.

    "Common Stock" means common stock, par value $.01 per share, of the Company.

2.5  COMMON STOCK ACCOUNT.

    "Common Stock Account" means the account established with, and maintained by, the Custodian, for the purpose of holding Common Stock purchased pursuant to this Plan.

2.6  CUSTODIAN.

    "Custodian" means the agent selected by the Committee to hold Common Stock purchased under the Plan.

2.7  EMPLOYEE.

    "Employee" means, subject to Section 3.2, any person employed by the Company whose customary employment is for [twenty (20)] or more hours per week for the Company or any Affiliated Entity.

2.8  OFFER DATE.

    "Offer Date" means the date described in Section 4.2.

2.9  OFFER PERIOD.

    "Offer Period" means the period described in Section 4.2.

2.10  OFFERING TERMINATION DATE.

    "Offering Termination Date" means the date described in Section 4.2.

2.11  OPTION PERCENTAGE.

    "Option Percentage" means the amount determined annually by the Committee pursuant to Section 6.1.

2.12  OPTION VALUE.

    "Option Value" means the amount determined under Section 6.1.

2.13  PARTICIPANT.

    "Participant" means any Employee who completes an authorization for payroll deductions on a form provided by the Company and files it with the Chief Financial Officer of the Company or his designee.

2.14  PAYROLL DEDUCTION ACCOUNT.

    "Payroll Deduction Account" means the bookkeeping entry established by the Company for each Participant pursuant to Section 5.2.

2.15  PLAN ADMINISTRATOR.

    "Plan Administrator" means the Company or any third party administrator designated by the Company.

2.16  TRADING DAY.

    "Trading Day" means a day on which shares of Common Stock are traded on the New York Stock Exchange (or such other exchange on which the Common Stock shall be principally traded).

                                  ARTICLE III
                         ELIGIBILITY AND PARTICIPATION

3.1  INITIAL ELIGIBILITY.

    Any Employee who shall have completed ninety (90) days' employment and shall be employed by the Company on the date his participation in the Plan is to become effective shall be eligible to participate in Offerings (as hereinafter defined) under the Plan which commence on or after such ninety day period has concluded.

3.2  LEAVE OF ABSENCE.

    For purposes of participation in the Plan, a person on leave of absence shall be deemed to be an Employee for the first ninety (90) days of such leave of absence and such employee's employment shall be deemed to have terminated at the close of business on the 90th day of such leave of absence unless such employee shall have returned to regular full-time or part-time employment (as the case may be) prior to the close of business on such 90th day. Termination by the Company of any employee's leave of absence, other than termination of such leave of absence on return to full time or part time employment, shall terminate an employee's employment for all purposes of the Plan and shall terminate such employee's participation in the Plan and right to exercise any option.

3.3  RESTRICTIONS ON PARTICIPATION.

    Notwithstanding any provisions of the Plan to the contrary, no Employee shall be granted an option under the Plan:

        (a) if, immediately after the grant, such Employee would own stock, and/or hold outstanding options to purchase stock, possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its parent or any Affiliated Entity; or

        (b) which permits his rights to purchase stock under all employee stock purchase plans of the Company to accrue at a rate which exceeds $25,000 in fair market value of the Common Stock (determined at the time such option is granted) for each calendar year in which such option is outstanding.

3.4  COMMENCEMENT OF PARTICIPATION.

    Subject to Section 8.2, an eligible Employee may become a Participant by completing an authorization for payroll deductions on the form provided by the Company and filing it with the office of the Chief Financial Officer of the Company (or his designee) on or before the first day of the month in which participation is to commence. Payroll deductions for a Participant shall become effective as of the first payroll period ending in the month in which participation commences and shall remain in effect until modified or revoked by the Participant pursuant to Section 5.3 or Article VIII.

3.5  CUSTODIAL ACCOUNT.

    As a condition to participation in this Plan, each Eligible Employee shall be required to hold shares of Common Stock purchased hereunder in a Common Stock Account and such Employee's decision to participate in the Plan shall constitute the appointment of the Custodian as custodial agent for the purpose of holding such shares of Common Stock. Such Common Stock Account will be governed by, and subject to, the terms and conditions of a written agreement with the Custodian.

                                   ARTICLE IV
                                   OFFERINGS

4.1  NUMBER OF SHARES TO BE OFFERED.

    The maximum number of shares of Common Stock of the Company that may be purchased under the Plan is 6,000,000. Such shares may be treasury shares or authorized and unissued shares, as the Committee may determine in its discretion. The Company, by action of its Board of Directors upon the advice of the Committee and subject to stockholder approval, may increase the number of shares reserved under the Plan.

4.2  OFFER DATE.

    The Offer Date shall be the first Trading Day of every month and the Offer Period will last for the duration of that calendar month, ending on the last Trading Day of that month (the "Offering Termination Date"). Upon the Offer Date, the Company will issue to each Participant, an option to purchase, based upon the amount of the Employee's Base Pay to be reduced during the Offer Period, a number of shares of Common Stock (the "Offering") as determined and limited by Section 6.1.

                                   ARTICLE V
                               PAYROLL DEDUCTIONS

5.1  AMOUNT OF PAYROLL DEDUCTION.

    At the time a Participant files his authorization for payroll deductions, he shall elect to have deductions made from his Base Pay on each payday during the time he is a Participant at the rate of 1, 2, 3, 4, 5, 6, 7 or 8% of his Base Pay paid during an Offer Period, except that there shall be a minimum authorization of $200 per calendar quarter.

5.2  PARTICIPANT'S ACCOUNT.

    All payroll deductions made for a Participant shall be credited to his Payroll Deduction Account pending the purchase of Common Stock in accordance with the Plan. The Participant's Payroll Deduction Account will consist of a bookkeeping entry in the Company's financial records. A Participant may not make any separate cash payment into such Payroll Deduction Account except when on leave of absence and then only as provided in Section 5.4.

5.3  CHANGES IN PAYROLL DEDUCTIONS.

    A Participant may discontinue his participation in the Plan as described in
Article VIII, but no other change can be made with regard to an Offer Period and, specifically, a Participant may not alter the amount of his payroll deductions for that Offer Period. Except as provided in Article VIII, a Participant may modify or revoke an authorization for payroll deductions only with respect to future Offer Periods.

5.4  LEAVE OF ABSENCE.

    If a Participant goes on an approved leave of absence, during the 90-day period described in Section 3.2, such Participant shall have the right to elect:

        (a) to withdraw the balance in his or her Payroll Deduction Account pursuant to Section 8.1;

        (b) to discontinue contributions to the Plan but remain a Participant in the Plan; or

        (c) to remain a Participant in the Plan during such leave of absence, authorizing deductions to be made from payments by the Company to the Participant during such leave of absence and undertaking to make cash payments to the Company at the end of each payroll period to the extent that amounts payable by the Company to such Participant are insufficient to meet such Participant's authorized payroll deductions. Any payment made to the Company under this section will be reflected as a credit to the Participant's Payroll Deduction Account in accordance with Section 5.2.

                                   ARTICLE VI
                               GRANTING OF OPTION

6.1  NUMBER OF OPTION SHARES.

    On each Offer Date, participating Employees shall be deemed to have been granted options to purchase a number of shares of Common Stock of the Company equal to the number of shares determined by dividing the amount of the employee's payroll deductions authorized to be made through the end of the Offer Period plus any carryovers, by the Option Value of the Common Stock of the Company. The Option Value for the Offer Period shall be the Option Percentage, multiplied by the lesser of the closing price of a share of Common Stock on the New York Stock Exchange (or such other exchange on which the Company's Common Stock shall be principally traded) on the first Trading Day of the Offer Period, or the closing price of a share of Common Stock on the New York Stock Exchange (or such other exchange on which the Company's Common Stock shall be principally traded) on the Offering Termination Date.

    The Option Percentage shall be eighty-five percent (85%) upon the Effective Date of the Plan. The Committee, in its discretion, may amend the Option Percentage to any percentage between 85% and 100% from time to time as is deemed appropriate.

6.2  OPTION PRICE.

    The option price of Common Stock purchased with respect to an Offering shall be the lesser of:

        (a) the Option Percentage multiplied by the closing price of the Common Stock on the Offer Date; or

        (b) the Option Percentage multiplied by the closing price of the Common Stock on the Offering Termination Date.

6.3  COMMON STOCK VALUATION.

    If the Common Stock of the Company is not traded on a public market on any of the aforesaid dates for which closing prices of the Common Stock are to be determined, such closing price shall be deemed to be the fair market value of the Common Stock on that date, as determined by the Committee.

6.4  MAXIMUM NUMBER OF SHARES PER OFFER PERIOD.

    In no event may more than 5,000 shares of Common Stock be purchased by any one Participant in any one Offer Period.

                                  ARTICLE VII
                               EXERCISE OF OPTION

7.1  AUTOMATIC EXERCISE.

    Unless a Participant gives written notice to the Plan Administrator as hereinafter provided, his option to purchase Common Stock with payroll deductions credited to his Payroll Deduction Account will be deemed to have been exercised automatically on the Offering Termination Date (as defined in Section 4.2) applicable to such offering, for the purchase of the number of whole and fractional shares of Common Stock which the accumulated payroll deductions and any carryovers in his Payroll Deduction Account at that time will purchase at the applicable option price (but not in excess of the number of shares for which options have been granted to the Employee pursuant to
Article VI). Any amount credited to a Participant's Payroll Deduction Account which is not applied to purchase shares of Common Stock in an Offering pursuant to this Section shall, subject to the terms of the Plan, be used to purchase shares of Common Stock in the next succeeding Offering.

7.2  FRACTIONAL SHARES.

    Fractional shares (computed to 4 decimal places) may be credited to a Participant's Common Stock Account under the Plan but will not be distributed to the Participant. If a Participant receives a withdrawal of, or sells from his Common Stock Account, all whole shares credited to his Common Stock Account, he shall also receive a cash distribution representing the value (determined as of the withdrawal (or sale) date) of any fractional share credited to his Common Stock Account and such fractional share shall cease to be credited to such account.

7.3  TRANSFER OF OPTION.

    During a Participant's lifetime, options held by such Participant shall be exercisable only by that Participant.

7.4  STOCK HELD BY CUSTODIAN.

    As promptly as practicable after the Offering Termination Date of each Offering, the Company will deliver to the Custodian certificates for the shares of Common Stock purchased on account of such Offering.

7.5  RESTRICTION ON SALE.

    Shares of Common Stock purchased pursuant on an Offering Termination Date shall not be transferable by a Participant for a period of six months immediately following such Offering Termination Date.

                                  ARTICLE VIII
                                   WITHDRAWAL

8.1  IN GENERAL.

        (a) WITHDRAWAL OF PAYROLL DEDUCTIONS. By written notice to the Plan Administrator at any time prior to two days prior to the Offering Termination Date applicable to any Offering, a Participant may elect to withdraw all (but not less than all) of the amount then credited to his Payroll Deduction Account. Payment of the amount credited to his Payroll Deduction Account will be made to him in cash promptly after receipt of his notice of withdrawal, and no further payroll deductions will be made from his pay unless such Participant again elects to participate, in the Plan (subject to Section 8.2) in accordance with Section 3.4. The Committee may, at its option, treat any attempt to borrow by an Employee on the security of his accumulated payroll deductions as an election to withdraw such payroll deductions.

        (b) WITHDRAWAL OF COMMON STOCK. Subject to Section 7.5, by written notice to the Custodian, a Participant may elect to receive a distribution of some or all of the shares of Common Stock credited to his Common Stock Account. Certificates representing such whole shares of Common Stock (and cash representing any fractional share) shall be delivered to the Participant as soon as reasonably practicable following such Participant's election. The Custodian may charge Participants a reasonable fee (as agreed to by the Committee) for the delivery of share certificates in accordance with this Section 8.1.

        (c) SALE OF COMMON STOCK. By written notice to the Custodian, a Participant may direct the Custodian to sell some or all of the whole shares of Common Stock credited to his Common Stock Account. The proceeds of any such sale shall be delivered to the Participant as soon as reasonably practicable following such sale. The Custodian may charge Participants a reasonable fee (but not more than the standard brokerage fee charged to individuals by the Custodian in the ordinary course) for executing any such sale.

8.2  EFFECT OF WITHDRAWALS AND SALES ON SUBSEQUENT PARTICIPATION.

    If a Participant withdraws shares of Common Stock from his Common Stock Account or directs the Custodian to sell any shares of Common Stock credited to his Common Stock Account, he will be deemed to have elected a withdrawal of all amounts credited to his Payroll Deduction Account, he will not be eligible to purchase any shares on the Offering Termination Date coincident or next following such election to withdraw or sell, and he will not be eligible to elect to participate in any Offering beginning within three months after the date of such election to withdraw or sell. If a Participant withdraws any amount credited to his Payroll Deduction Account, he will not be eligible to purchase any shares on the Offering Termination Date coincident or next following such election to withdraw or to elect to participate in any Offering beginning within three months after the date of his election to withdraw. It shall be the express responsibility of the Plan Administrator, and not the Custodian, to ensure compliance with the provisions of this Section 8.2 of the Plan.

8.3  TERMINATION OF EMPLOYMENT.

        (a) PAYROLL DEDUCTION ACCOUNT. Except as provided in Section 8.4, upon termination of the Participant's employment with the Company and all Affiliated Entities for any reason, including retirement, the amount credited to his Payroll Deduction Account will be deducted from his Payroll Deduction Account and paid to him, or, in the case of his death, to the person or persons entitled thereto under Section 12.1 and the option granted to him for such Offer Period shall automatically terminate.

        (b) COMMON STOCK ACCOUNT. Upon termination of the Participant's employment with the Company and all Affiliated Entities for any reason, including retirement, the number of whole shares credited to his Common Stock shall continue to be credited to his Common Stock Account until the Participant directs the Custodian to sell or distribute such shares.

8.4  TERMINATION OF EMPLOYMENT DUE TO DEATH.

    Upon termination of the Participant's employment on account of his death, his beneficiary (as defined in Section 12.1) shall have the right to elect, by written notice given to the Plan Administrator prior to two days before the Offering Termination Date, either:

        (a) to withdraw all of the payroll deductions credited to the Participant's Payroll Deduction Account under the Plan, in which case the Participant's option shall automatically expire; or

        (b) to exercise the Participant's option for the purchase of stock on the Offering Termination Date next following the date of the Participant's death for the purchase of the number of shares of stock which may be purchased with the amount credited to the Participant's Payroll Deduction Account at the date of the Participant's death (but not in excess of the number of shares for which options have been granted to the Employee pursuant to Article VI), and any excess credited to such Payroll Deduction Account will be paid to said beneficiary, without interest.

    In the event that no such written notice of election shall be timely received by the Plan Administrator, the beneficiary shall automatically be deemed to have elected, pursuant to paragraph (b), to exercise the Participant's option.

                                   ARTICLE IX
                              INTEREST; DIVIDENDS

9.1  PAYMENT OF INTEREST.

    No interest will be paid on any amounts deducted from a Participant's pay or credited to his Payroll Deduction Account.

9.2  DIVIDENDS.

    All cash dividends paid with respect to shares of Common Stock held in a participant's Common Stock Account shall be invested automatically in shares of Common Stock purchased at one-hundred percent (100%) of fair market value promptly following the receipt by the Custodian of such dividends. All non-cash distributions paid on Common Stock held in a Participant's Common Stock Account shall be paid to the Participant as soon as practicable following receipt thereof by the Custodian.

                                   ARTICLE X
                                     STOCK

10.1  MAXIMUM SHARES.

    If the total number of shares of Common Stock for which options are exercised on any Offering Termination Date in accordance with Article VI exceeds the maximum number of authorized shares remaining for purchase under
Section 4.1, the Committee shall make a pro rata allocation (based on the amounts deducted from pay) of the shares of Common Stock available for delivery and distribution in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable, and the balance credited to the Payroll Deduction Account of each Participant under the Plan shall be paid to him as promptly as possible.

10.2  PARTICIPANT'S INTEREST IN OPTION STOCK.

    The Participant will have no interest in any shares of stock covered by his option until such option has been exercised and shares of Common Stock have been credited to the Participant's Common Stock Account.

10.3  REGISTRATION OF STOCK.

    Common Stock purchased under the Plan shall be held by the Custodian, as such, until distributed from Participants' Common Stock Accounts. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant, or, if the Participant so directs by written notice to the Custodian, in the names of the Participant and one such other person as may be designated by the Participant, as joint tenants with rights of survivorship, to the extent permitted by applicable law.

10.4  RESTRICTIONS ON EXERCISE.

    The Board of Directors may, in its discretion, require as conditions to the exercise of any option that the shares of Common Stock reserved for issuance upon the exercise of the option shall have been duly listed, upon official notice of issuance, upon a stock exchange, and that either:

        (a) a Registration Statement under the Securities Act of 1933, as amended, with respect to said shares shall be effective; or

        (b) the Participant shall have represented at the time of purchase, in form and substance satisfactory to the Company, that it is his intention to purchase the shares for investment and not for resale or distribution.

                                   ARTICLE XI
                                 ADMINISTRATION

11.1  APPOINTMENT OF COMMITTEE.

    The Board of Directors shall appoint a committee of two or more directors (the "Committee") to administer the Plan. No member of the Committee shall be an Employee eligible to purchase Common Stock under the Plan.

11.2  AUTHORITY OF COMMITTEE.

    Subject to the express provisions of the Plan, the Committee shall have plenary authority in its discretion to appoint, remove and replace the Custodian, to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's determination on the foregoing matters shall be conclusive.

11.3  RULES GOVERNING THE ADMINISTRATION OF THE COMMITTEE.

    The Board of Directors may from time to time appoint members of the Committee in substitution for or in addition to members previously appointed and may fill vacancies, however caused, in the Committee. The Committee may select one of its members as its Chairman and shall hold its meetings at such times and places as it shall deem advisable and may hold telephonic meetings. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. The Committee may correct any defect or omission or reconcile any inconsistency in the Plan, in the manner and to the extent it shall deem desirable and in accordance with applicable law. Any decision or determination reduced to writing and signed by all of the members of the Committee shall be as fully effective as if it had been made by a majority vote at a meeting duly called and held. The Committee may appoint a secretary and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

                                  ARTICLE XII
                                 MISCELLANEOUS

12.1  DESIGNATION OF BENEFICIARY.

    A Participant may file a written designation of one or more beneficiaries who is to receive any shares of Common Stock issuable and/or cash payable after the Participant's death. Such designation of beneficiary may be changed by the Participant at any time by written notice delivered prior to the Participant's death to the Plan Administrator (or his delegee). Upon the death of a Participant, if the Custodian has received a valid designation of beneficiary and receives sufficient proof of such beneficiary's identity, the Custodian shall deliver such shares of Common Stock and/or cash as are credited to the Participants' Common Stock Account and/or Payroll Deduction Account to such beneficiary. In the event of the death of a Participant and in the absence of a living, validly designated beneficiary, the Custodian shall deliver such shares of Common Stock and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Custodian), the Committee, in its discretion, may cause the

Custodian to deliver such shares of Common Stock and/or cash to the spouse or to any one or more dependents of the Participant as the Committee may designate. No beneficiary shall, prior to the death of the Participant by whom he has been designated, acquire any interest in any shares of Common Stock or cash credited to the Participant's Common Stock Account or Payroll Deduction Account under the Plan.

12.2  TRANSFERABILITY.

    Neither payroll deductions credited to a Participant's Payroll Deduction Account nor Common Stock credited to a Participant's Common Stock Account, nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by the Participant other than by will or the laws of descent and distribution. Any such attempted assignment, transfer, pledge or other disposition shall be without effect, except that the Plan Administrator may treat such act as an election to withdraw such cash or shares of Common Stock in accordance with Section 8.1.

12.3  USE OF FUNDS.

    All payroll deductions received or held by the Company under this Plan may be used by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

12.4  ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

        (a) If, while any options are outstanding, the outstanding shares of Common Stock of the Company have increased, decreased, changed into, or been exchanged for a different number or kind of shares or securities of the Company without the receipt of consideration through reorganization, merger, recapitalization, reclassification, stock split, reverse stock split or similar transaction, appropriate and proportionate adjustments may be made by the Committee in the number and/or kind of shares which are subject to purchase under outstanding options and on the option exercise price applicable to such outstanding options. In addition, in any such event, the number and/or kind of shares which may be offered in the Offerings described in Article IV hereof shall also be proportionately adjusted. No adjustments shall be made for stock dividends. For the purposes of this Paragraph, any distribution of shares to shareholders in an amount aggregating 20% or more of the outstanding shares shall be deemed a stock split and any distributions of shares aggregating less than 20% of the outstanding shares shall be deemed a stock dividend.

        (b) Upon the dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon a sale of substantially all of the property or stock of the Company to another corporation, the holder of each option then outstanding under the Plan will thereafter be entitled to receive at the next Offering Termination Date upon the exercise of such option for each share as to which such option shall be exercised, as nearly as reasonably may be determined, the cash, securities and/or property which a holder of one share of the Common Stock was entitled to receive upon and at the time of such transaction. The Board of Directors shall take such steps in connection with such transactions as the Board shall deem necessary to assure that the provisions of this Section 12.4 shall thereafter be applicable, as nearly as reasonably may be determined, in relation to the said cash, securities and/or property as to which such holder of such option might thereafter be entitled to receive.

12.5  AMENDMENT AND TERMINATION.

    The Board of Directors shall have complete power and authority to terminate or amend the Plan; provided, however, that the Board of Directors shall not, without the approval of the stockholders of the Corporation (i) increase the maximum number of shares which may be issued under any Offering; or (ii) amend the requirements as to the class of employees eligible to purchase stock under the Plan. No termination, modification, or amendment of the Plan may, without the consent of an Employee then having an option, adversely affect any rights of such Employee.

12.6  EFFECTIVE DATE.

    The Plan shall become effective as of the first day after its adoption and approval by the Company through its Board of Directors and shareholders (the "Effective Date").

12.7  NO EMPLOYMENT RIGHTS.

    The Plan does not, directly or indirectly, create in any employee or class of employees any right with respect to continuation of employment by the Company, and it shall not be deemed to interfere in any way with the Company's right to terminate, or otherwise modify, an employee's employment at any time.

12.8  EFFECT OF PLAN.

    The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of all Employees and all beneficiaries of Employees participating in the Plan, including, without limitation, each such Employee's estate and the executors, administrators or trustees thereof, heirs and legatees.

12.9  GOVERNING LAW.

    The law of the State of Delaware will govern all matters relating to this Plan except to the extent it is superseded by the laws of the United States.

                                                                      APPENDIX I



                DORAL INTERNATIONAL UNAUDITED PRO FORMA COMBINED
                            STATEMENT OF OPERATIONS



    The following unaudited pro forma combined statement of operations assumes the merger between American Skiing and MeriStar is accounted for as a purchase of MeriStar by American Skiing. American Skiing is presented as the acquiror, since its stockholders are expected to own the largest portion of the common stock of the combined entity immediately following the merger. Also, this merger is a business combination where American Skiing and MeriStar are under the common ownership of Oak Hill. However, Oak Hill's ownership percentage in each entity is not identical. In these situations, Accounting Principles Board Opinion No. 16 requires that we record the percentage of the purchase related to Oak Hill's ownership interest in MeriStar at Oak Hill's historical cost basis. We will record the remaining percentage of the net assets acquired at their estimated fair value.



    The unaudited pro forma combined statement of operations combines American Skiing's historical results for the twelve months ended October 29, 2000 with the historical results of MeriStar for the twelve months ended September 30, 2000. The unaudited pro forma combined statement of operations assumes that the MeriStar Merger had occurred at the beginning of the period presented and reflects adjustments related to the Merger and Recapitalization. These adjustments relate to:


    - Financing the MeriStar Merger;

    - Amortization of goodwill;

    - Conversion of American Skiing's two classes of preferred stock to common stock;

    - Retirement of the two existing senior credit facilities for American Skiing and MeriStar;

    - Corresponding establishment of a new combined senior credit facility; and

    - The change in American Skiing's effective tax rate.


    The unaudited pro forma combined statement of operations for the twelve months ended October 29, 2000 also reflects the acquisition of BridgeStreet Accommodations, Inc. by MeriStar as if it had been completed on October 1, 1999. This presentation is only for the pro forma financial information.



    In addition, the unaudited pro forma combined statement of operations shows adjustments to the results of operations of Doral that result from MeriStar's entering into management agreements and an amended intercompany agreement with MeriStar Hospitality Corporation in connection with changes, effective January 1, 2001, to the federal tax laws relating to real estate investment trusts, which are commonly known as the REIT Modernization Act, or RMA.



    The unaudited pro forma combined statement of operations is based on and derived from, and should be read in conjunction with:


    - The historical consolidated financial statements and the related notes of American Skiing, which are included in the Form S-4, and

    - The historical consolidated financial statements and the related notes of MeriStar, which are included in the Form S-4.


    For the purposes of this unaudited pro forma combined statement of operations, the American Skiing common stock is valued at $1.48 per share, the closing price on February 21, 2001, the date of the amendment to the merger agreement.



    We based the purchase allocation adjustments in the unaudited pro forma combined statement of operations on the information available at this time. We may make subsequent adjustments and refinements to the allocation based on additional future information. The unaudited pro forma combined statement of operations is not necessarily indicative of the future results of operations of Doral or the results of operations that would have been realized had the merger and the BridgeStreet acquisition been completed and the RMA had been enacted at the beginning of the periods presented.

                           DORAL INTERNATIONAL, INC.


              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS


                  FOR THE TWELVE MONTHS ENDED OCTOBER 29, 2000
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                              AMERICAN SKIING       MERISTAR      BRIDGESTREET   TRANSACTION    PRO FORMA          RMA
                               HISTORICAL(A)      HISTORICAL(B)   PROFORMA(C)    ADJUSTMENTS   AS ADJUSTED    ADJUSTMENTS(I)
                             ------------------   -------------   ------------   -----------   ------------   --------------
Net Revenues:
  Resort...................     $   292,183        $       --       $     --      $     --     $    292,183    $        --
  Real estate..............         156,730                --             --            --          156,730             --
  Hotels...................              --         1,318,017             --            --        1,318,017     (1,147,901)
  Corporate housing........              --            38,761         64,262            --          103,023             --
  Hotel, management and
  other fees...............              --            19,035             --            --           19,035         27,288
                                -----------        ----------       --------      --------     ------------    -----------
Total net revenues.........         448,913         1,375,813         64,262            --        1,888,988     (1,120,613)

Operating expenses:
  Resort...................         205,230                --             --            --          205,230             --
  Real estate..............         144,131                --             --          (502)(d)      143,629             --
  Hotels...................              --         1,093,492             --            --        1,093,492       (953,723)
  Corporate housing........              --            24,781         59,315            --           84,096             --
  Marketing, general and
  administrative...........          49,095           224,499          5,079            --          278,673       (166,890)
  Depreciation and
  amortization.............          47,828             8,100            933         1,686 (e)       58,547             --
                                -----------        ----------       --------      --------     ------------    -----------
Total operating expenses...         446,284         1,350,872         65,327         1,184        1,863,667     (1,120,613)
                                -----------        ----------       --------      --------     ------------    -----------
Income (loss) from
  operations...............           2,629            24,941         (1,065)       (1,184)          25,321             --

Interest expense, net......          40,259             5,679          1,597           449 (f)       47,984             --
Equity in losses of
  affiliates...............              --                31             --            --               31             --
                                -----------        ----------       --------      --------     ------------    -----------
Income (loss) before
  minority interests and
  income taxes.............         (37,630)           19,231         (2,662)       (1,633)         (22,694)            --

Minority interests.........              --             1,330           (258)           --            1,072             --
Income tax (benefit)
  expense..................          (8,311)            7,085           (392)        1,108 (g)         (510)            --
                                -----------        ----------       --------      --------     ------------    -----------
Loss before preferred stock
  dividends................         (29,319)           10,816         (2,012)       (2,741)         (23,256)            --

Accretion of discount and
  dividends accrued on
  mandatorily redeemable
  preferred stock..........          21,864                --             --       (15,397)(h)        6,467             --
                                -----------        ----------       --------      --------     ------------    -----------
Income (loss) from
  continuing operations
  available to common
  shareholders.............     $   (51,183)       $   10,816       $ (2,012)     $ 12,656     $    (29,723)   $        --
                                ===========        ==========       ========      ========     ============    ===========
Basic and diluted loss per
  common share:
Loss from continuing
  operations...............     $     (1.68)                                                   $      (0.17)
                                ===========                                                    ============
Weighted average shares....          30,393                                                         178,772
                                ===========                                                    ============

                             RMA ADJUSTED
                               PROFORMA
                             -------------
Net Revenues:
  Resort...................  $    292,183
  Real estate..............       156,730
  Hotels...................       170,116
  Corporate housing........       103,023
  Hotel, management and
  other fees...............        46,323
                             ------------
Total net revenues.........       768,375
Operating expenses:
  Resort...................       205,230
  Real estate..............       143,629
  Hotels...................       139,769
  Corporate housing........        84,096
  Marketing, general and
  administrative...........       111,783
  Depreciation and
  amortization.............        58,547
                             ------------
Total operating expenses...       743,054
                             ------------
Income (loss) from
  operations...............        25,321
Interest expense, net......        47,984
Equity in losses of
  affiliates...............            31
                             ------------
Income (loss) before
  minority interests and
  income taxes.............       (22,694)
Minority interests.........         1,072
Income tax (benefit)
  expense..................          (510)
                             ------------
Loss before preferred stock
  dividends................       (23,256)
Accretion of discount and
  dividends accrued on
  mandatorily redeemable
  preferred stock..........         6,467
                             ------------
Income (loss) from
  continuing operations
  available to common
  shareholders.............  $    (29,723)
                             ============
Basic and diluted loss per
  common share:
Loss from continuing
  operations...............  $      (0.17)
                             ============
Weighted average shares....       178,772
                             ============

                           DORAL INTERNATIONAL, INC.
         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS



                  FOR THE TWELVE MONTHS ENDED OCTOBER 29, 2000
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)



(a) Reflects the unaudited pro forma combined statement of operations of American Skiing for the twelve months ended October 29, 2000.



(b) Reflects the unaudited pro forma combined statement of operations of MeriStar for the twelve months ended September 30, 2000.


(c) This column represents the unaudited operations of BridgeStreet for the period October 1, 1999 through May 31, 2000, the date of acquisition by MeriStar.


(d) As previously discussed, American Skiing Company Resort Properties, Inc. will draw down the remaining $7,500 available under the $13,000 Tranche C of its senior credit facility.
    Because Tranche C was entered into on July 31, 2000, the first day of American Skiing's 2001 fiscal year, for purposes of the pro forma combined statement of operations for the twelve months ended October 29, 2000, the entire $13,000 of proceeds from Tranche C have been applied to repay the outstanding balance of indebtedness under the predecessor to American Skiing Resort Properties' current credit facility for the period from October 25, 1999 to July 30, 2000. The weighted average interest rate on those balances was approximately 17.9% per annum. For the period from July 31, 2000 to October 29, 2000, the historical interest expense related to the original $5,500 drawn under Tranche C has been eliminated and the $7,500 of additional proceeds drawn in connection with the recapitalization has been applied to repay a portion of the outstanding balances under Tranche A and B of the American Skiing Resort Properties' current credit facility. Total interest savings from this application of proceeds, together with the elimination the historical interest incurred on the first $5,500 drawn under Tranche C, would have been $2,483.
    In conjunction with the establishment of the new Doral senior credit facility, we will receive a 3.25% reduction in the interest rate on Tranche A of the American Skiing Resort Properties credit facility and a 5.00% reduction in the interest rate on Tranche B of that facility. Total interest savings for the twelve months ended October 29, 2000 in connection with these rate reductions would have been $1,717.
    We have recorded a portion of the total interest savings resulting from the application of the proceeds of Tranche C and the reduction in interest rates as a reduction in real estate operating expenses. These reductions represent reductions in interest that would have been capitalized into the cost of real estate sold during the relevant periods. We have also recorded a portion of the total interest savings as a reduction in net interest expense. We would have capitalized the remaining portion of the total interest savings as part of the cost of unsold real estate constructed using the proceeds from Tranches A, B, and C.

                           DORAL INTERNATIONAL, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (CONTINUED)



                  FOR THE TWELVE MONTHS ENDED OCTOBER 29, 2000
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


        The application of those interest savings is as follows:


                                                                      TWELVE MONTHS
                                                                          ENDED
                                                                       OCTOBER 29,
                                                                          2000
                                                                      -------------
        Interest savings resulting from application of Tranche C
          proceeds..................................................     $2,483
        Portion that would have been capitalized as part of unsold
          real estate construction costs............................       (935)
        Portion recorded as reduction to interest expense...........     (1,254)
                                                                         ------
        Portion recorded as reduction in cost of real estate sold...     $  294
                                                                         ------

        Interest savings resulting from interest rate reductions on
          Tranches A and B..........................................     $1,716
        Portion that would have been capitalized as part of unsold
          real estate construction costs............................       (661)
        Portion recorded as reduction to interest expense...........       (847)
                                                                         ------
        Portion recorded as reduction in cost of real estate sold...     $  208
                                                                         ------

        Total reduction in cost of real estate sold resulting from application of Tranche C proceeds and reduction to
          interest rates on Tranches A and B........................     $  502
                                                                         ======


(e) The adjustments to depreciation and amortization include the following items:


                                                                      TWELVE MONTHS
                                                                          ENDED
                                                                       OCTOBER 29,
                                                                          2000
                                                                      -------------
        Elimination of amortization of deferred financing costs
          associated with the existing American Skiing senior credit
          facility..................................................     $ (976)
        Elimination of amortization of deferred financing costs
          associated with the existing MeriStar senior credit
          facility..................................................       (469)
        Amortization of consent payment to holders of American
          Skiing's senior subordinated notes........................        200
        Amortization of additional goodwill and intangible assets
          generated by the merger...................................        993
        Elimination of amortization of deferred financing costs
          associated with Tranche C.................................        (21)
        Amortization of deferred financing costs associated with the
          new Doral senior credit facility..........................      1,959
                                                                         ------
        Net adjustments to depreciation and amortization............     $1,686
                                                                         ======


   We will amortize the MeriStar management contracts we acquire in the merger over their contractual life of 25 years. Goodwill from the purchase will be amortized over its estimated useful life of 35 years.

                           DORAL INTERNATIONAL, INC.
   NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (CONTINUED)



                  FOR THE TWELVE MONTHS ENDED OCTOBER 29, 2000
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)


(f) The adjustments to net interest expense include the following items:


                                                                      TWELVE MONTHS
                                                                          ENDED
                                                                       OCTOBER 29,
                                                                          2000
                                                                      -------------
        Elimination of interest expense relating to the existing
          American Skiing senior credit facility....................    $(10,986)
        Elimination of interest expense relating to the existing
          MeriStar senior credit facility...........................      (6,937)
        Interest expense on new Doral senior credit facility........      20,473
        Reduction in net interest expense from application of the
          proceeds of Tranche C.....................................      (1,254)
        Reduction in net interest expense from the reduction in
          interest rates on Tranches A and B........................        (847)
                                                                        --------
        Net adjustment to net interest expense......................    $    449
                                                                        ========



(g) Reflects adjustments to record the income tax effect at Doral's effective tax rates of 2.0% for the twelve months ended October 29, 2000. Our effective tax rates differ from the statutory tax rate primarily because of the effect of permanent differences.


(h) The conversion of the American Skiing Series A and Series B preferred stock resulted in the following net adjustments to the accretion of discount and dividends on mandatorily redeemable preferred stock:


                                                                      TWELVE MONTHS
                                                                          ENDED
                                                                       OCTOBER 29,
                                                                          2000
                                                                      -------------
        Elimination of dividends accrued on the American Skiing
          Series A preferred stock..................................    $ (5,001)
        Elimination of dividends accrued on the American Skiing
          Series B preferred stock..................................     (16,863)
        Accrual of dividends on American Skiing new 14% preferred
          stock.....................................................       6,467
                                                                        --------
        Net adjustment to accretion of discount and dividends on
          mandatorily redeemable preferred stock....................    $(15,397)
                                                                        ========


(i) Reflects the assignment of all hotel leases between MeriStar and MeriStar Hospitality Corporation to a taxable subsidiary of MeriStar Hospitality and the execution of management contracts between that subsidiary and MeriStar in accordance with changes to the federal tax laws that were effective as of January 1, 2001. As a result of these activities, all of the net operating assets and liabilities of MeriStar associated with the hotels formerly leased from MeriStar Hospitality were transferred to the taxable subsidiary of MeriStar Hospitality. Also, as a result of these actions, the net revenues from the transferred assets and the expenses associated with those revenues were eliminated and replaced with management fee income and expenses associated with that income. Adjustments to minority interests and income tax expense occurred because of the change in income (loss) before minority interests and income taxes.

                                                                      APPENDIX J
                                                                  EXECUTION COPY


                   AMENDMENT TO AGREEMENT AND PLAN OF MERGER


    AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment"), dated as of February 21, 2001, among MERISTAR HOTELS & RESORTS, INC., a Delaware corporation ("MeriStar"), AMERICAN SKIING COMPANY, a Delaware corporation ("ASC"), and ASC MERGER SUB, INC., a Delaware corporation ("Merger Sub").


                                    RECITALS

    (a) MeriStar, ASC and Merger Sub entered into an Agreement and Plan of Merger, dated as of December 8, 2000 (the "Merger Agreement"), pursuant to which, among other things, Merger Sub agreed to merge with and into MeriStar, with MeriStar surviving as a wholly-owned subsidiary of ASC. All capitalized terms used in this Amendment but not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

    (b) The parties to the Merger Agreement wish to revise the Merger Agreement to provide for certain changes to the terms of the Merger Agreement.

    NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment, intending to be legally bound by this Amendment, agree as follows:


    ARTICLE 1. Section 2.1(c) of the Merger Agreement is hereby amended by replacing the number "1.88" in the first sentence thereof with the number "1.75".


    ARTICLE 2.

    Section 2.1 Section 2.6(a) of the Merger Agreement is hereby amended by replacing the number "1.88", in each of the two places where said number occurs, with the number "1.75".

    Section 2.2 Section 2.6(b) of the Merger Agreement is hereby amended by replacing the number "1.88", in each of the two places where said number occurs, with the number "1.75".

    ARTICLE 3

    Section 3.1 Each of the parties hereto acknowledges and agrees with the other parties hereto that, as of the date of this Amendment, such party knows of no condition, event or circumstance that would give such party the right to terminate the Merger Agreement.

    Section 3.2 ASC and Merger Sub acknowledge and agree with MeriStar that, as of the date of this Amendment, each knows of no condition, event or circumstance that would enable it to assert at the Closing Date that a condition specified in
Section 6.2(a) or 6.2(c) has not been satisfied.

    Section 3.3 MeriStar acknowledges and agrees with ASC and Merger Sub that, as of the date of this Amendment, it knows of no condition, event or circumstance that would enable it to assert at the Closing Date that a condition specified in Section 6.3(a) or 6.3(c) has not been satisfied.


    ARTICLE 4


    Section 4.1 Except as expressly amended or modified herein, the provisions of the Merger Agreement are and shall remain in full force and effect.

    Section 4.2 In the event any provision hereof is held void or unenforceable by any court, such provision shall be severable and shall not affect the remaining provisions hereof.

    Section 4.3 This Amendment, the Merger Agreement (including any annexes to the Merger Agreement), the MeriStar Disclosure Letter, the ASC Disclosure Letter, the ASC Voting/ Recapitalization Agreement and the MeriStar Voting Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter of those agreements.

    Section 4.4 THIS AMENDMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES, EXCEPT THAT MATTERS GOVERNED OR AFFECTED BY THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SHALL BE GOVERNED BY THAT LAW.

    Section 4.5 This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties to this Amendment as of the date first written above.

                                          MERISTAR HOTELS & RESORTS, INC.


                                          By:/s/ PAUL W. WHETSELL

                                             -----------------------------------


                                          Name: Paul W. Whetsell
                                          Title:CHIEF EXECUTIVE OFFICER AND
                                              CHAIRMAN OF THE BOARD


                                          AMERICAN SKIING COMPANY


                                          By:/s/ LESLIE B. OTTEN

                                             -----------------------------------


                                          Name: Leslie B. Otten
                                          Title:PRESIDENT


                                          ASC MERGER SUB, INC.


                                          By: /s/ LESLIE B. OTTEN

                                          --------------------------------------


                                          Name: Leslie B. Otten
                                          Title:PRESIDENT

                                                                      APPENDIX K


MERISTAR HOTELS & RESORTS, INC.
  STATEMENTS OF OPERATIONS (1)
  (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                                 THREE MONTHS
                                                                ENDED DECEMBER        TWELVE MONTHS ENDED
                                                                      31,                DECEMBER 31,
                                                              -------------------   -----------------------
                                                                2000       1999        2000         1999
                                                              --------   --------   ----------   ----------
Revenue
  Rooms.....................................................  $208,540   $197,762   $  929,585   $  894,983
  Food and beverage.........................................    82,218     81,498      304,415      295,551
  Corporate Housing.........................................    26,111         --       64,872           --
  Other operating departments...............................    21,603     24,328       92,790       91,540
  Management and other fees.................................     3,599      2,677       19,957       10,040
                                                              --------   --------   ----------   ----------
    Total revenue...........................................   342,071    306,265    1,411,619    1,292,114

Operating expenses by department:
  Rooms.....................................................    52,373     49,485      219,197      213,239
  Food and beverage.........................................    57,697     58,281      219,791      217,349
  Corporate Housing Expense.................................    18,046         --       42,827           --
  Other.....................................................    12,886     10,704       53,132       43,188

Undistributed operating expenses:
  Administrative and general................................    59,659     50,605      233,553      208,576
  Property operating costs..................................    42,808     42,250      188,235      182,412
  Participating lease expense...............................   101,000     91,732      431,014      404,086
  Depreciation and amortization.............................     2,930      1,560        9,470        6,014
  Merger and lease conversion costs.........................     2,989         --        2,989           --
  Loss on asset impairment..................................    21,657         --       21,657           --
                                                              --------   --------   ----------   ----------
    Total operating expenses................................   372,045    304,617    1,421,865    1,274,864
                                                              --------   --------   ----------   ----------
Net operating income (loss).................................   (29,974)     1,648      (10,246)      17,250

Interest expense, net.......................................     1,871      1,149        6,401        4,692
Equity in losses of affiliates..............................        --         31           --           31
                                                              --------   --------   ----------   ----------
Income (loss) before minority interests and income taxes....   (31,845)       468      (16,647)      12,527

Minority interests..........................................    (2,360)        52       (1,094)       1,916
Income taxes................................................   (11,409)       154       (6,173)       3,926
                                                              --------   --------   ----------   ----------
Net income (loss)...........................................  $(18,076)  $    262   $   (9,380)  $    6,685
                                                              ========   ========   ==========   ==========
Weighted average number of diluted shares of common stock
  outstanding...............................................    35,950     30,077       34,148       28,406
                                                              ========   ========   ==========   ==========

Earnings (loss) Per Share:
  Basic.....................................................       N/A   $  (0.01)         N/A   $     0.24
                                                              ========   ========   ==========   ==========
  Diluted...................................................  $  (0.50)  $  (0.01)  $    (0.27)  $     0.24
                                                              ========   ========   ==========   ==========

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the court determines otherwise). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors' liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (iii) unlawful payments of dividends, stock purchases or redemptions, or (iv) transactions from which a director derives an improper personal benefit.

    The registrant's bylaws provide that it will indemnify each director and each of the President, the Treasurer and the Secretary against all claims and expenses resulting from the fact that he or she was an officer, director or employee of the registrant. In addition, the registrant's board of directors may, at its option, indemnify any other employee. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant's reasonable belief, was in or not opposed to the best interests of the registrant, or (ii) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The vote of a majority of the board of directors is necessary for a determination of whether a claimant is eligible for indemnification.

    Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such. The registrant's certificate of incorporation and bylaws contain no specific provisions regarding such insurance. The registrant has obtained liability insurance covering its directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

    No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the registrant since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    The exhibit index is hereby incorporated by reference.

ITEM 22.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to
Item 4 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 22, 2001.



                                                       AMERICAN SKIING COMPANY

                                                       BY:  /S/ FOSTER A. STEWART, JR.
                                                            -----------------------------------------
                                                            Name: Foster A. Stewart, Jr.
                                                            Title: Vice President and General Counsel



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 22, 2001.



                  SIGNATURE                                        TITLE
                  ---------                                        -----
                      *
--------------------------------------------   Director, President and Chief Executive
               Leslie B. Otten                   Officer (Principal Executive Officer)

                      *                        Senior Vice President and Chief Financial
--------------------------------------------     Officer (Principal Financial Officer and
               Mark J. Miller                    Principal Accounting Officer)

                      *
--------------------------------------------   Director
            Bradford E. Bernstein

--------------------------------------------   Director
              Robert J. Branson

                      *
--------------------------------------------   Director
             J. Taylor Crandall

                      *
--------------------------------------------   Director
              Gordon M. Gillies

                      *
--------------------------------------------   Director
              Steven B. Gruber

                  SIGNATURE                                        TITLE
                  ---------                                        -----
                      *
--------------------------------------------   Director
               David B. Hawkes

--------------------------------------------   Director
              Alexandra C. Hess

                      *
--------------------------------------------   Director
              William S. Janes

--------------------------------------------   Director
                Paul Wachter

                      *
--------------------------------------------   Director
              Paul W. Whetsell



*By:               /s/ FOSTER A. STEWART, JR.
           -------------------------------------------
                     Foster A. Stewart, Jr.
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
    2.1                 Agreement and Plan of Merger, dated as of December 8, 2000, among American Skiing Company, MeriStar Hotels & Resorts,
                        Inc. and ASC Merger Sub, Inc. (attached as Appendix A to the joint proxy statement and prospectus and incorporated herein by reference).
    2.2                 Voting and Recapitalization Agreement, dated December 8,
                        2000, among American Skiing Company, MeriStar Hotels &
                        Resorts, Inc. and the other parties identified therein
                        (attached as Appendix B to the joint proxy statement and
                        prospectus and incorporated herein by reference).
    2.3*                Amendment to Agreement and Plan of Merger, dated as of
                        February 21, 2001, among American Skiing Company, MeriStar
                        Hotels & Resorts, Inc. and ASC Merger Sub, Inc. (attached as
                        Appendix J to the joint proxy statement and prospectus and incorporated herein by reference).
    3.1                 Certificate of Incorporation of American Skiing Company
                        (incorporated by reference to Exhibit 3.1 to American Skiing
                        Company's Annual Report on Form 10-K for the year ended
                        July 25, 1999).
    3.2                 Bylaws of American Skiing Company (incorporated by reference to Exhibit 3.2 to American Skiing Company's Annual Report on
                        Form 10-K for the year ended July 30, 2000).
    3.3                 Form of Amended and Restated Certificate of Incorporation of
                        American Skiing Company (attached as Annex A to Appendix A to the joint proxy statement and prospectus and incorporated herein by reference).
    3.4                 Form of Amended and Restated Bylaws of American Skiing
                        Company (attached as Annex B to Appendix A to the joint
                        proxy statement and prospectus and incorporated herein by
                        reference).
    3.5                 Articles of Merger of ASC East, Inc. and ASC West, Inc. into
                        American Skiing Company, dated October 5, 1999, with Plan of
                        Merger (incorporated by reference to Exhibit 2.1 to American
                        Skiing Company's Current Report on Form 8-K for the report date of October 6, 1999).
    3.6                 Articles of Merger of American Skiing Company into ASC
                        Delaware, Inc., dated October 12, 1999, with Agreement and
                        Plan of Merger (incorporated by reference to Exhibit 2.2 to
                        American Skiing Company's Current Report on Form 8-K for the
                        report date of October 6, 1999).
    4.1                 Specimen Certificate for shares of common stock, par value
                        $0.01, of American Skiing Company (incorporated by reference to Exhibit 4.1 to American Skiing Company's Annual Report on
                        Form 10-K for the year ended July 25, 1999).
    4.2                 Form of Specimen Certificate for shares of common stock, par value $0.01, of Doral International, Inc.
    5.1*                Opinion of Shearman & Sterling.
    8.1                 Opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
    9.1                 Voting Agreement, dated December 8, 2000, between American
                        Skiing Company, MeriStar Hotels & Resorts, Inc. and the
                        other parties identified therein (attached as Appendix C to the joint proxy statement and prospectus and incorporated
                        herein by reference).
   10.1                 Preferred Stock Subscription Agreement, dated July 9, 1999, among American Skiing Company and the Purchasers listed on
                        Annex A thereto (incorporated by reference to
                        Exhibit 2.1 to American Skiing Company's Current Report on
                        Form 8-K for the report date of July 9, 1999).
   10.2                 Stockholders' Agreement, dated as of August 6, 1999, among
                        Oak Hill Capital Partners, L.P., Leslie B. Otten, American
                        Skiing Company and the other entities identified in Annex A attached thereto (incorporated by reference to Exhibit 10.2 to American Skiing Company's Annual Report on Form 10-K for
                        the year ended July 25, 1999).

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
   10.3                 Stock Purchase Agreement, dated as of August 1, 1997, among
                        Kamori International Corporation, ASC West, Inc. and
                        American Skiing Company (incorporated by reference to
                        Exhibit 2.1 to American Skiing Company's Registration
                        Statement on Form S-1, Registration No. 333-33483).
   10.4                 Purchase Agreement, dated as of April 13, 1994, among Mt.
                        Attitash Lift Corporation, certain of its shareholders and
                        L.B.O. Holding, Inc. (incorporated by reference to
                        Exhibit 10.35 to ASC East's Registration Statement on
                        Form S-4, Registration No. 333-9763).
   10.5                 Stock Purchase Agreement, dated August 17, 1994, between
                        Sugarloaf Mountain Corporation and SKI Ltd. (incorporated by reference to Exhibit 10.36 to ASC East's Registration
                        Statement on Form S-4, Registration No. 333-9763).
   10.6                 Acquisition Agreement, dated May 16, 1995, among Sugarbush
                        Resort Holdings, Inc., Sugarbush Resort Corporation,
                        Snowridge, Inc., Sugar Ridge, Inc., Sugarbush Inn
                        Corporation and Bev Ridge, Inc., (incorporated by reference to Exhibit 10.38 to ASC East's Registration Statement on
                        Form S-4, Registration No. 333-9763).
   10.7                 Purchase and Sale Agreement, dated as of August 30, 1996,
                        among Waterville Valley Ski Area, Ltd., Cranmore, Inc., ASC
                        East, Inc. and Booth Creek Ski Acquisition Corp.
                        (incorporated by reference to Exhibit 10.61 to ASC East's
                        Registration Statement on Form S-4, Registration
                        No. 333-9763).
   10.8                 Purchase and Sale Agreement, dated as of October 16, 1996, among Sherburne Pass Mountain Properties, LLC, Pico Mountain
                        Sports Center, LLC, Pico Mountain Operating Company, LLC,
                        Harold L. and Edith Herbert and Pico Ski Area Management
                        Company (incorporated by reference to Exhibit 10.62 to ASC
                        East's Registration Statement on Form S-4, Registration
                        No. 333-9763).
   10.9                 Purchase and Sale Agreement, dated July 3, 1997, between
                        Wolf Mountain Resorts, L.C. and ASC Utah (incorporated by
                        reference to Exhibit 10.74 to American Skiing Company's
                        Registration Statement on Form S-1, Registration
                        No. 33483).
   10.10                Letter of Agreement, dated August 27, 1996, among SKI Ltd.
                        and certain shareholders of Sugarloaf Mountain Corporation
                        (incorporated by reference to Exhibit 10.63 to ASC East's
                        Registration Statement on Form S-4, Registration
                        No. 333-9763).
   10.11                Amended, Restated and Consolidated Credit Agreement, dated as October 12, 1999, among American Skiing, its subsidiaries party thereto, the lenders party thereto, and Fleet National
                        Bank, as Agent for the lenders (incorporated by reference to
                        Exhibit 10.11 to American Skiing Company's Annual Report on
                        Form 10-K for the year ended July 25, 1999).
   10.12                Indenture, dated as of June 28, 1996, among ASC East, Inc., its subsidiaries party thereto and United States Trust
                        Company of New York, as Trustee, relating to Series A and
                        Series B 12% Senior Subordinated Notes due 2006
                        (incorporated by reference to Exhibit 4.1 to ASC East's
                        Registration Statement on Form S-4, Registration
                        No. 333-9763).
   10.13                First Supplemental Indenture, dated as of November 12, 1997, among ASC East, Inc., its subsidiaries party thereto and
                        United States Trust Company of New York, as Trustee
                        (incorporated by reference to Exhibit 10.3 to American
                        Skiing Company's Quarterly Report on Form 10-Q for the
                        quarter ended October 25, 1998).
   10.14                Second Supplemental Indenture, dated as of September 4,
                        1998, among ASC East, Inc., its subsidiaries party thereto and United States Trust Company of New York, as Trustee
                        (incorporated by reference to Exhibit 4.3 to American Skiing
                        Company's Current Report on Form 8-K for the report date of
                        October 6, 1999).
   10.15                Third Supplemental Indenture, dated as of August 6, 1999,
                        among ASC East, Inc., its subsidiaries party thereto and
                        United States Trust Company of New York, as Trustee
                        (incorporated by reference to Exhibit 4.5 to American Skiing
                        Company's Current Report on Form 8-K for the report date of
                        October 6, 1999).

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
   10.16                Fourth Supplemental Indenture, dated as of October 6, 1999, among ASC East, Inc., its subsidiaries party thereto and
                        United States Trust Company of New York, as Trustee
                        (incorporated by reference to Exhibit 4.6 to American Skiing
                        Company's Current Report on Form 8-K for the report date of
                        October 6, 1999).
   10.17                Loan and Security Agreement, dated as of September 1, 1998, among Grand Summit Resort Properties, Inc., Textron
                        Financial Corporation and certain lenders (incorporated by reference to Exhibit 10.1 to American Skiing Company's
                        Quarterly Report on Form 10-Q for the quarter ended
                        October 25, 1998).
   10.18                First Amendment Agreement Re: Loan and Security Agreement,
                        dated as of April 5, 1999, among Grand Summit Resort
                        Properties, Inc., as borrower, and Textron Financial
                        Corporation, as Administrative Agent (incorporated by
                        reference to Exhibit 10.1 to American Skiing Company's
                        Quarterly Report on Form 10-Q for the quarter ended
                        April 25, 1999).
   10.19                Accession, Loan Sale and Second Amendment Agreement Re: Loan
                        and Security Agreement, dated June 24, 1999, among Grand
                        Summit Resort Properties, Inc., Textron Financial Corp. and
                        the lenders listed therein (incorporated by reference to
                        Exhibit 10.19 to American Skiing Company's Annual Report on
                        Form 10-K for the year ended July 30, 2000).
   10.20                ISDA Master Agreement, dated as of May 12, 1998, between
                        BankBoston, N.A. and American Skiing Company (incorporated by reference to Exhibit 10.38 to American Skiing Company's
                        Annual Report on Form 10-K for the year ended July 26,
                        1998).
   10.21                Credit Support Annex to ISDA Master Agreement, dated as of
                        May 12, 1998, between BankBoston, N.A. and American Skiing
                        Company (incorporated by reference to Exhibit 10.39 to
                        American Skiing Company's Annual Report on Form 10-K for the
                        year ended July 26, 1998).
   10.22                Form of Master Lease Agreement among BancBoston Leasing,
                        Inc., as lessor, Heavenly Valley Limited Partnership,
                        Killington, Ltd., Mount Snow, Ltd., ASC Leasing, Inc.,
                        Steamboat Ski & Resort Corporation and Sunday River Skiway
                        Corp. as lessees (incorporated by reference to Exhibit 10.41 to American Skiing Company's Annual Report on Form 10-K for
                        the year ended July 26, 1998).
   10.23                Unlimited Guaranty by American Skiing Company in favor of
                        BancBoston Leasing, Inc., dated as of July 20, 1998
                        (incorporated by reference to Exhibit 10.40 to American
                        Skiing Company's Annual Report on Form 10-K for the year
                        ended July 26, 1998).
   10.24                $2,750,000 Subordinated Promissory Note, dated November,
                        1996, by Booth Creek Ski Acquisition Corp., Waterville
                        Valley Ski Resort, Inc. and Mount Cranmore Ski Resort, Inc.,
                        to ASC East, Inc. (incorporated by reference to Exhibit
                        10.72 to American Skiing Company's Registration Statement on
                        Form S-1, Registration No. 333-33483).
   10.25                Assignment, dated May 30, 1997, between Wolf Mountain
                        Resorts, L.C. and ASC Utah, Inc. (incorporated by reference to Exhibit 10.7 to American Skiing Company's Registration
                        Statement on Form S-1, Registration No. 333-33483).
   10.26                Indenture, dated October 24, 1990, between Killington Ltd.
                        and The Howard Bank, as trustee (representative of
                        indentures with respect to similar indebtedness aggregating approximately $2,995,000 in original principal amount and
                        maturing at various times from 2015 to 2016) (incorporated by reference to Exhibit 10.19 to ASC East's Registration
                        Statement on Form S-4, Registration No. 333-9763).
   10.27                Form of Subordinated Debenture due 2002 from L.B.O. Holding,
                        Inc. to former shareholders of Mt. Attitash Lift
                        (incorporated by reference to Exhibit 10.34 to ASC East's
                        Registration Statement on Form S-4, Registration
                        No. 333-9763).
   10.28                Lease, dated October 15, 1980, among H. Donald Penley,
                        Joseph Penley, Albert Penley and Sunday River Skiway
                        Corporation (incorporated by reference to Exhibit 10.40 to
                        ASC East's Registration Statement on Form S-4, Registration
                        No. 333-9763).

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
   10.29                Lease/Option, dated July 19, 1984, between John Blake and
                        L.B.O. Holding, Inc. (incorporated by reference to Exhibit
                        10.41 to ASC East's Registration Statement on Form S-4,
                        Registration No. 333-9763).
   10.30                Lease Agreement, dated as of July 1, 1993, between
                        Snowridge, Inc. and Mountain Water Company (incorporated by reference to Exhibit 10.42 to ASC East's Registration
                        Statement on Form S-4, Registration No. 333-9763).
   10.31                Lease Agreement, dated as of March 1, 1988, between
                        Snowridge, Inc. and Mountain Wastewater Treatment, Inc.
                        (incorporated by reference to Exhibit 10.43 to ASC East's
                        Registration Statement on Form S-4, Registration
                        No. 333-9763).
   10.32                Lease, dated November 10, 1960, between the State of Vermont and Sherburne Corporation (incorporated by reference to
                        Exhibit 10.44 to ASC East's Registration Statement on
                        Form S-4, Registration No. 333-9763).
   10.33                Lease Agreement, dated as of June 21, 1994, between the Town of Wilmington, Vermont and Mount Snow, Ltd. (incorporated by reference to Exhibit 10.46 to ASC East's Registration
                        Statement on Form S-4, Registration No. 333-9763).
   10.34                Lease Agreement, dated April 24, 1995, between Sargent, Inc.
                        and Mount Snow, Ltd. (incorporated by reference to Exhibit
                        10.47 to ASC East's Registration Statement on Form S-4,
                        Registration No. 333-9763).
   10.35                Amended and Restated Lease Agreement, dated November 17,
                        2000, between Sugarloaf Mountain Corporation and the
                        Inhabitants of the Town of Carrabassett Valley, Maine,
                        concerning the Sugarloaf Golf Course.
   10.36                Ground Lease Agreement, dated July 3, 1997, between ASC Utah and Wolf Mountain Resorts, L.C. (incorporated by reference to Exhibit 10.64 to American Skiing Company's Registration
                        Statement on Form S-1, Registration No. 333-33483).
   10.37                Ground Lease Guaranty, dated July 3, 1997, by American
                        Skiing Company in favor of Wolf Mountain Resorts, L.C.
                        (incorporated by reference to Exhibit 10.65 to American
                        Skiing Company's Registration Statement on Form S-1,
                        Registration No. 333-33483).
   10.38                Stock Option Plan (incorporated by reference to Exhibit
                        10.89 to American Skiing Company's Registration Statement on
                        Form S-1, Registration No. 333-33483).
   10.39                Form of Non-Qualified Stock Option Agreement (Five-Year
                        Vesting Schedule) (incorporated by reference to Exhibit
                        10.90 to American Skiing Company's Registration Statement on
                        Form S-1, Registration No. 333-33483).
   10.40                Form of Non-Qualified Stock Option Agreement, (Fully-Vested)
                        (incorporated by reference to Exhibit 10.91 to American
                        Skiing Company's Registration Statement on Form S-1,
                        Registration No. 333-33483).
   10.41                Form of Incentive Stock Option (incorporated by reference to
                        Exhibit 10.92 to American Skiing Company's Registration
                        Statement on Form S-1, Registration No. 333-33483).
   10.42                Registration Rights Agreement, dated November 10, 1997,
                        between American Skiing Company and ING (U.S.) Capital
                        (incorporated by reference to Exhibit 3 to American Skiing
                        Company's Quarterly Report on Form 10-Q for the quarter
                        ended October 26, 1997).
   10.43                Employment Agreement, dated January 3, 2001, between
                        American Skiing Company and Leslie B. Otten.
   10.44                Terms of Employment, dated October, 2000, between American
                        Skiing Company and Christopher E. Howard (incorporated by
                        reference to Exhibit 10.44 to American Skiing Company's
                        Annual Report on Form 10-K for the year ended July 30,
                        2000).
   10.45                Terms of Employment, dated October 7, 1999, between American
                        Skiing Company and Mark J. Miller (incorporated by reference to Exhibit 10.45 to American Skiing Company's Annual Report
                        on Form 10-K for the year ended July 30, 2000).

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
   10.46                Employment Agreement, dated May 7, 2000, between American
                        Skiing Company and William J. Fair (incorporated by
                        reference to Exhibit 10.46 to American Skiing Company's
                        Annual Report on Form 10-K for the year ended July 30,
                        2000).
   10.47                Terms of Employment, dated April 28, 2000, between American
                        Skiing Company and Hernan Martinez (incorporated by
                        reference to Exhibit 10.47 to American Skiing Company's
                        Annual Report on Form 10-K for the year ended July 30,
                        2000).
   10.48                Master Disposition and Development Agreement, dated as of
                        October 29, 1999, among South Tahoe Redevelopment Agency,
                        The City of South Lake Tahoe, American Skiing Company Resort
                        Properties, Inc., Heavenly Resort Properties, LLC, Heavenly
                        Valley Limited Partnership, Trans-Sierra Investments, Inc.
                        and Cecil's Market, Inc. (incorporated by reference from
                        American Skiing Company's Quarterly Report on Form 10-Q for
                        the quarter ended October 24, 1999).
   10.49                The Canyons Resort Village Management Agreement, dated as of
                        November 15, 1999 (incorporated by reference from American
                        Skiing Company's Quarterly Report on Form 10-Q for the
                        quarter ended October 24, 1999).
   10.50                Amended and Restated Development Agreement, dated as of
                        November 15, 1999, for The Canyons Specially Planned Area
                        Snyderville Basin, Summit County, Utah (incorporated by
                        reference from American Skiing Company's Quarterly Report on
                        Form 10-Q for the quarter ended October 24, 1999).
   10.51                Securities Purchase Agreement, dated August 1, 2000, among
                        American Skiing Company, American Skiing Company Resort
                        Properties, Inc. and Oak Hill Capital Partners, L.P.
                        (incorporated by reference from American Skiing Company's
                        Current Report on Form 8-K for the report date of July 31,
                        1999).
   10.52                Second Amended and Restated Credit Agreement, dated July 31,
                        2000, among American Skiing Company Resort Properties, Inc.,
                        Fleet National Bank, as Agent, and the other lenders party thereto (incorporated by reference from American Skiing
                        Company's Current Report on Form 8-K for the report date of
                        July 31, 1999).
   10.53                Amendment to Stockholders' Agreement, dated August 1, 2000, among American Skiing Company, Oak Hill Capital Partners,
                        L.P. and Leslie B. Otten (incorporated by reference from
                        American Skiing Company's Current Report on Form 8-K for the
                        report date of July 31, 1999).
   10.54                First Amendment to Amended, Restated and Consolidated Credit
                        Agreement, dated March 6, 2000, among American Skiing
                        Company, Fleet National Bank, as Agent, and certain other
                        lenders party thereto (incorporated by reference from
                        American Skiing Company's Quarterly Report on Form 10-Q for
                        the report date March 14, 2000).
   10.55                First Amendment to the Master Disposition and Development
                        Agreement dated April 18, 2000 among the South Tahoe
                        Redevelopment Agency, the City of South Lake Tahoe and the
                        ASCRP, Inc., Heavenly Resort Properties, LLC, Heavenly
                        Valley L.P., Trans-Sierra Investments, and Cecil's Market,
                        Inc. (incorporated by reference to Exhibit 10.55 to American
                        Skiing Company's Annual Report on Form 10-K for the year
                        ended July 30, 2000).
   10.56                Second Amendment to the Master Disposition and Development
                        Agreement, dated September 3, 2000, by and among the South
                        Tahoe Redevelopment Agency, the City of South Lake Tahoe,
                        American Skiing Company Resort Properties, Inc., Heavenly
                        Valley Resort Properties LLC, Heavenly Valley, Limited
                        Partnership, Trans-Sierra Investments and Cecil's Market,
                        Inc. (incorporated by reference to Exhibit 10.56 to American
                        Skiing Company's Annual Report on Form 10-K for the year
                        ended July 30, 2000).
   10.57                Statement of Intention and Special Additional Financing
                        Agreement dated July 25, 2000 between Grand Summit Resort
                        Properties, Inc. and Textron Financial (incorporated by
                        reference to Exhibit 10.57 to American Skiing Company's
                        Annual Report on Form 10-K for the year ended July 30,
                        2000).

       EXHIBIT
         NO.                                    DESCRIPTION
---------------------                           -----------
   10.59                Form of Registration Rights Agreement, among Doral
                        International, Inc. (f/k/a American Skiing Company), Oak
                        Hill Capital Partners, L.P., Leslie B. Otten and the
                        stockholders listed on Schedule A thereto (attached as
                        Annex E to Appendix A to the joint proxy statement and
                        prospectus and incorporated herein by reference).
   10.60                Form of Certificate of Designation for shares of Series A
                        14% preferred stock, par value $0.01, of American Skiing
                        Company (attached as Exhibit B to Appendix B to the joint
                        proxy statement and prospectus and incorporated herein by
                        reference).
   10.61                Form of Incentive Plan of Doral International, Inc.
                        (attached as Appendix F to the joint proxy statement and
                        prospectus and incorporated herein by reference).
   10.62                Form of Stock Purchase Plan of Doral International, Inc.
                        (attached as Appendix H to the joint proxy statement and
                        prospectus and incorporated herein by reference).
   10.63                Form of Non-Employee Directors' Incentive Plan of Doral
                        International, Inc. (attached as Appendix G to the joint
                        proxy statement and prospectus and incorporated herein by
                        reference).
   21.1                 Subsidiaries of American Skiing Company (incorporated by
                        reference to Exhibit 22.1 to American Skiing Company's
                        Annual Report on Form 10-K for the year ended July 30,
                        1999).
   23.1*                Consent of PricewaterhouseCoopers, LLP.
   23.2*                Consent of Arthur Andersen LLP.
   23.3*                Consent of KPMG LLP.
   23.4                 Consent of Paul, Weiss, Rifkind, Wharton & Garrison
                        (contained in Exhibit 8.1).
   23.5*                Consent of Shearman & Sterling (contained in Exhibit 5.1).
   24.1                 Power of Attorney (contained on signature page).
   99.1*                Consent of Salomon Smith Barney Inc.
   99.2*                Consent of Donaldson, Lufkin & Jenrette Securities
                        Corporation.
   99.5                 Consent of Daniel L. Doctoroff.
   99.6                 Consent of Steven D. Jorns.
   99.7*                Form of MeriStar Hotels & Resorts, Inc. Proxy Card.
   99.8*                Form of American Skiing Company Proxy Card.
   99.9*                Consent of James B. McCurry.
   99.10*               Consent of Anne Randall.
   99.11*               Consent of Paul Wachter.


------------------------


All items were previously filed or incorporated by reference unless otherwise noted.



*   Filed herewith.